Form 20-F
period 2000-08-31
TRIMARK OIL & GAS LTD
filed 2001-02-28
CIK 1050807

FORM 20-F

[ ]    Registration Statement pursuant to Section 12(b) or (g) of the Securities
                              Exchange Act of 1934

                                       or

[X]    Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange
                                   Act of 1934
                    For the fiscal year ended August 31, 2000

                                       or

[ ]    Transition Report pursuant to Section 13 or 15(d) of the Securities
                              Exchange Act of 1934

          For the transition period from ............ to .............

                         Commission file number: 0-30196

                             TRIMARK OIL & GAS LTD.
             (Exact name of Registrant as specified in its charter)

                             TRIMARK OIL & GAS LTD.
                 (Translation of Registrant's name into English)

                             YUKON TERRITORY, CANADA
                 (Jurisdiction of incorporation or organization)

      1305 - 1090 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3V7
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act. NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                           COMMON STOCK, NO PAR VALUE
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      NONE
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                 16,005,446 COMMON SHARES AS OF AUGUST 31, 2000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.       Yes    X    No
                                             -----     ------

Indicate by checkmark which financial statement item the registrant has elected to follow.

Item 17   X        Item 18                                        Page 1 of 104
        ------             ------

                              CURRENCY TRANSLATIONS

UNLESS OTHERWISE INDICATED, ALL DOLLAR AMOUNTS ARE EXPRESSED IN CANADIAN DOLLARS. The following table sets forth the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past five fiscal years.

YEAR                                                    AVERAGE             LOW - HIGH         PERIOD END
----                                                    -------             ----------         ----------
September 1, 1995 - August 31, 1996                      0.7335           0.7235 - 0.7527        0.7307
September 1, 1996 - August 31, 1997                      0.7296           0.7145 - 0.7513        0.7199
September 1, 1997 - August 31, 1998                      0.6901           0.6341 - 0.7292        0.6351
September 1, 1998 - August 31, 1999                      0.6682           0.6423 - 0.6891        0.6682
September 1, 1999 - August 31, 2000                      0.6805           0.6629 - 0.6969        0.6793

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The noon rate of exchange on January 31, 2001, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.4995 (US$0.6669 = CDN$1.00).

The Company has not paid any dividends during the past five fiscal years.

                                    GLOSSARY

The following is a glossary of oil and gas terms used in this annual report:


ANTICLINES                              Underground mountain-shaped strata
                                        covered with caprock or an impervious
                                        layer.

BBL OR BARREL                           34.972 Imperial gallons or 42 US gallons

BCF                                     One billion cubic feet.

BO                                      Barrels of oil.

BOE                                     Barrels of oil equivalent.

BOPD                                    Barrels of oil per day.

BW                                      Barrels of water.

BWPD                                    Barrels of water per day.

FARM-IN                                 Acquisition   of  all  or  part  of  the
                                        operating  rights   from   the   working
                                        interest owner to an assignee, by the assumption of all or some of the burden of development to earn an interest in the property. The vendor usually retains an overriding royalty but may retain any type of interest.

FARM-OUT Transfer of all or part of the operating rights from the working interest owner to an assignee, who assumes all or some of the burden of development in return for an interest in the property. The assignor usually retains an overriding royalty but may retain any type of interest.

GROSS ACRES                             The  total  number  of  acres  in  which
                                        the company holds a working interest or the right to earn a working interest.

GROSS RESERVES                          The  total   reserves   estimated  to be
                                        economically recoverable.

GROSS WELLS                             The total number  of wells in  which the
                                        company has a working interest.

ISOPACH MAPS                            Maps showing variations in the thickness
                                        of a  particular sedimentary bed and the
                                        interval   or   spacing   between    one
                                        sedimentary bed and another.

LIQUIDS                                 Crude oil and natural gas liquids.

MBO                                     One thousand barrels of oil.

MCF                                     One thousand cubic feet.

MD Millidarcies - a term used to measure the relative ease with which oil and gas can flow.

MMBOE                                   One million barrels of oil equivalent.

MMCFD                                   One million cubic feet per day.

NET ACRES                               The  gross  acres   multiplied  by   the
                                        percentage  working   interest   therein
                                        owned or to be owned by the company.

NET RESERVES                            The     company's     lessor    royalty,
                                        overriding royalty, and working interest share of reserves from the properties, after deduction of all freehold, and overriding royalties payable to others.

NET REVENUE INTEREST                    The  percentage  interest in  which  the
                                        lessor  has   the  right  to  receive  a
                                        specified   fractional   share  of   the
                                        minerals produced from the property or value thereof.

NET WELLS                               The  gross  wells  multiplied   by   the
                                        percentage   working   interest  therein
                                        owned or to be owned by the company.

NGLS                                    Natural gas liquids.

PROVED OIL AND GAS RESERVES             Proved  oil  and gas  reserves  are  the
                                        estimated   quantities   of  crude  oil,
                                        natural  gas,  and  natural  gas liquids
                                        which  geological and  engineering  data
                                        demonstrate with reasonable certainty to
                                        be  recoverable  in  future  years  from
                                        known reservoirs under existing economic
                                        and operating  conditions,  i.e.  prices
                                        and costs as of the date the estimate is
                                        made.  Prices include  consideration  of
                                        changes in existing prices provided only
                                        by contractual arrangements,  but not on
                                        escalations     based    upon     future
                                        conditions.

                                            (i)  Reservoirs    are    considered
                                                 proved       if        economic
                                                 producibility  is  supported by
                                                 either  actual   production  or
                                                 conclusive  formation test. The
                                                 area of a reservoir  considered
                                                 proved includes:

                                                 (A)  that portion delineated by
                                                      drilling  and  defined  by
                                                      gas- oil and/or  oil-water
                                                      contacts, if any; and

                                                 (B)  the immediately  adjoining
                                                      portions  not yet drilled,
                                                      but     which    can    be
                                                      reasonably    judged    as
                                                      economically productive on
                                                      the  basis  of   available
                                                      geological and engineering
                                                      data.  In the  absence  of
                                                      information    on    fluid
                                                      contacts, the lowest known
                                                      structural  occurrence  of
                                                      hydrocarbons  controls the
                                                      lower  proved limit of the
                                                      reservoir.

                                            (ii) Reserves  which can be produced
                                                 economically            through
                                                 application     of     improved
                                                 recovery  techniques  (such  as
                                                 fluid  injection)  are included
                                                 in the "proved"  classification
                                                 when  successful  testing  by a
                                                 pilot project, or the operation
                                                 of an installed  program in the
                                                 reservoir, provides support for
                                                 the  engineering   analysis  on
                                                 which the  project  or  program
                                                 was based.

                                            (iii)Estimates of proved reserves do
                                                 not include the following:

                                                 (A)  Oil   that   may    become
                                                      available    from    known
                                                      reservoirs      but     is
                                                      classified  separately  as
                                                      "indicated      additional
                                                      reserves",

                                                 (B)  Crude  oil,  natural  gas,
                                                      and natural  gas  liquids,
                                                      the  recovery  of which is
                                                      subject   to    reasonable
                                                      doubt      because      of
                                                      uncertainty as to geology,
                                                      reservoir characteristics,
                                                      or economic factors,

                                                 (C)  Crude  oil,  natural  gas,
                                                      and natural  gas  liquids,
                                                      that    may    occur    in
                                                      undrilled prospects, and

                                                 (D)  Crude  oil,  natural  gas,
                                                      and natural  gas  liquids,
                                                      that may be recovered from
                                                      oil     shales,      coal,
                                                      gilsonite  and other  such
                                                      sources.

PROVED DEVELOPED OIL                    Reserves  that  can  be expected  to  be
AND GAS RESERVES                        Recovered  through  existing wells  with
                                        existing    equipment    and   operating
                                        methods. Additional oil and gas expected
                                        to be obtained  through the  application
                                        of fluid  injection  or  other  improved
                                        recovery  techniques  for  supplementing
                                        the  natural  forces and  mechanisms  of
                                        primary  recovery  should be included as
                                        "proved  developed  reserves" only after
                                        testing by a pilot  project or after the
                                        operation  of an  installed  program has
                                        confirmed  through  production  response
                                        that   increased    recovery   will   be
                                        achieved.

PROVED UNDEVELOPED RESERVES             Reserves   that   are  expected  to   be
                                        recovered  from new  wells on  undrilled
                                        acreage,  or from existing wells where a
                                        relatively major expenditure is required
                                        for recompletion.  Reserves on undrilled
                                        acreage   shall  be   limited  to  those
                                        drilling  units  offsetting   productive
                                        units  that are  reasonably  certain  of
                                        production when drilled. Proved reserves
                                        for other undrilled units can be claimed
                                        only where it can be  demonstrated  with
                                        certainty  that there is  continuity  of
                                        production from the existing  productive
                                        formation. Under no circumstances should
                                        estimates    for   proved    undeveloped
                                        reserves be  attributable to any acreage
                                        for  which  an   application   of  fluid
                                        injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

PROVED PROPERTIES                       Properties with proved reserves.

UNPROVED PROPERTIES                     Properties with no proved reserves.

REVERSIONARY INTEREST                   A portion of an economic nterest that
                                        will be  returned  to its  former  owner
                                        after   a   predetermined    amount   of
                                        production or income has been produced.

UNDEVELOPED ACREAGE                     Lands  on  which  there  are  no current
                                        reserves assigned.

WATERFLOODING                           The  secondary recovery  method in which
                                        water is  forced  down  injection  wells
                                        laid out in various  patterns around the
                                        producing   wells.  The  water  injected
                                        displaces the oil and forces it to the producing wells.

WORKING INTEREST                        The interest held by a company in an oil
                                        or natural gas property,  which interest
                                        normally bears its  proportionate  share
                                        of    the    costs    of    exploration,
                                        development,  and  operation  as well as
                                        any   royalties   or  other   production
                                        burdens.

WORKOVER A major remedial operation on a completed well to restore, maintain, or improve the well's production. Workovers use workover rigs and can take many forms such as acidizing or fracing the well or removal of sand or paraffin buildup. The term workover is also used for deepening an existing well or plugging back to produce from a shallower formation.

                                     PART I

ITEM 1.    DESCRIPTION OF BUSINESS.
--------------------------------------------------------------------------------

NAME AND INCORPORATION

The head office and principal address of the Company is located at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7.

The Company was incorporated under the laws of British Columbia, Canada, under the name of Golden Chance Resources Inc. on June 16, 1983. On November 12, 1986, a special resolution was passed authorizing an increase in the number of authorized shares from 10,000,000 shares without par value to 30,000,000 shares. The number of common shares outstanding increased in the same proportion. On October 15, 1990, the Company's name was changed to Trimark Resources Ltd. and a one new for nine old share consolidation was implemented. The Company also increased its authorized capital to 30,000,000 common shares. On December 14, 1993, the Company was continued under the BUSINESS CORPORATIONS ACT (Yukon Territory). On the continuance the Company changed its authorized capital into "unlimited common shares without par value." On December 13, 1996, the Company's name was changed to International Trimark Resources Ltd. On June 16, 1997, the Company's name was changed to Trimark Oil & Gas Ltd. and a one new for two old share consolidation was implemented.

The Company's common shares were listed on the Vancouver Stock Exchange (the "VSE") through November 28, 1999. Effective November 29, 1999, the VSE and the Alberta Stock Exchange (the "ASE") merged and began operations as the Canadian Venture Exchange (the "CDNX"). The merger of the VSE and the ASE to form the CDNX has not had a significant impact on the Company's operations. The CDNX classifies listed companies into two different tiers based on standards, which include historical financial performance, stage of development, and financial resources of the listed company. Tier I is the CDNX's premier tier and is reserved for the CDNX's most advanced issuers with the most significant financial resources. As an oil and gas issuer, an issuer must meet the following criteria to be classified as Tier I:

         i) proven reserves with a present value of CDN $2.0 million based on constant dollar pricing assumptions, discounted at 15%; and
         ii)      adequate working capital (at least CDN $500,000).

Tier I issuers benefit from decreased filing requirements and improved service standards. The majority of the companies listed on the CDNX are Tier II companies. The Company trades on the CDNX under the symbol "TMK" and is classified as a Tier II company. The Company has made a submission to the CDNX to be classified as a Tier I issuer and is awaiting completion of the CDNX's review.

Effective August 7, 2000, the Company's common stock was listed for quotation on the Over-the-Counter Bulletin Board operated by the National Association of Securities Dealers under the symbol "TOGSF".

The Company has one wholly-owned subsidiary, Trimark Resources Inc. ("Trimark Inc."), which was incorporated on June 4, 1993, under the laws of the state of Colorado. Trimark Inc. has one wholly-owned subsidiary, Safari Petroleum LLC ("Safari"), a limited liability company formed on June 14, 1995, under the laws of the state of Colorado. The Company, through Trimark Inc. and Safari, engages in oil and gas activities in the United States.

CORPORATE STRUCTURE

The following chart sets forth the names of the subsidiaries of the Company, their respective jurisdictions of incorporation or continuance and the Company's current voting and equity interests therein. Unless otherwise indicated herein, the term the "Company" means collectively the Company and its subsidiaries.


     --------------------------
     |  TRIMARK OIL & GAS LTD. |
     |          (Yukon)        |
     --------------------------
                 |
                 |
     --------------------------              --------------------------------
     |                         |             |  PROPERTIES:                  |
     |  TRIMARK RESOURCES INC. |             |  East Lost Hills Joint Venture|
     |         (Colorado)      |-------------|  San Joaquin Joint Venture    |
     |            100%         |             |  Regional California          |
     |                         |             |  East Blossom Prospect        |
     |                         |             |  West Simon Project           |
     ---------------------------             --------------------------------
                 |
                 |
     ---------------------------             --------------------------------
     |                         |             |                              |
     |                         |             |    PROPERTIES:               |
     |   SAFARI PETROLEUM LLC  |-------------|    Big Springs Unit          |
     |        (Colorado)       |             |    South Haskell Field       |
     |           100%          |             |                              |
     ---------------------------             --------------------------------

DESCRIPTION OF BUSINESS OF TRIMARK

Since October 1990, the Company, through Trimark Inc. and Safari, has been active in the business of acquiring, exploring and developing oil and gas prospects in the United States. The Company's principal assets are its interests in the East Lost Hills Joint Venture, the San Joaquin Joint Venture and interests in Regional California. These assets are currently at the exploration stage. The Company is concentrating its oil and gas exploration efforts on these properties. The Company also holds interests in minor producing wells, in the Big Springs Unit and South Haskell Field, and interests in the East Blossom
Prospect and the West Simon Project. These assets are described in detail in "Item 1. Description of Business - Material Properties."

The Company sells its share of petroleum, natural gas and natural gas liquids to a variety of purchasers at the wellhead in the United States. The Company makes all of its sales on a spot basis. These purchasers provide a ready market for all the Company's production and pay the local market price, which can fluctuate from day-to-day based upon prevailing market conditions. Due to the number of purchasers in each area, management does not feel that the loss of one or a number of purchasers would pose a significant risk to the continuity of the Company's operations. The Company does not maintain significant inventories of petroleum or natural gas liquids and has no gas balancing arrangements in place.

Total revenues reported for fiscal 1998, 1999 and 2000 were as follows:


                                         YEARS ENDED MAY 31,(IN $000)
                                    ---------------------------------------
                                      2000          1999           1998
                                       $              $             $
Oil and Gas Sales
     - United States                      203           136            229
                                    ----------     ---------     ----------
Interest and Other
     - United States                       58           -              -
     - Canada                             137             7              3
                                    ----------     ---------     ----------
                                          195             7              3
                                    ----------     ---------     ----------
Total Revenues                            398           143            232
                                    ==========     =========     ==========

EXPLORATION EXPENDITURES

During fiscal 1998, 1999 and 2000, the Company incurred  $1,712,635,  $4,625,161 and $2,817,323, respectively, on the acquisition, exploration and development of its petroleum interests.

As of the date of this report, the Company's significant exploration and development projects are located in California, where the Company is participating in three joint ventures, the East Lost Hills, the San Joaquin and the Regional California joint ventures. The Company anticipates that it could incur up to US$3.7 million in exploration and development expenditures on these properties for the 2001 calendar year.

The US$3.7 million assumes that all wells currently in progress and wells which may be proposed will, in fact, all be drilled and completed. These projections and work schedules are contingent on many factors, many of which are beyond the Company's control. Work schedules can and will change based on results in the field. Actual costs may vary significantly from current estimates. The estimates are management's estimates of the upper limits of possible expenditures to be incurred.

The Company has not allocated funds for further development of its interests in the Big Springs Unit and South Haskell Field.

MATERIAL PROPERTIES

EAST LOST HILLS JOINT VENTURE AND SAN JOAQUIN JOINT VENTURE, CALIFORNIA

In February 1999, Berkley Petroleum Corp. ("Berkley") agreed to purchase from Armstrong Resources LLC ("Armstrong") an interest in various oil and gas prospects in the San Joaquin Basin. Neither Berkley or Armstrong are affiliates of the Company, and to the best of the Company's knowledge Berkley and Armstong are not affiliated with each other. In order to reduce its financial commitments, Berkley allowed other companies to participate with it in the acquisition. Hilton Petroleum Inc. ("Hilton Inc."), a wholly- owned subsidiary of Hilton Petroleum Ltd. ("Hilton"), acquired an 11% interest of which 4% was reserved for the Company. On February 26, 1999, the Company entered into an agreement to acquire, for a purchase price of approximately $2,151,000 (US$1,450,000), a 4% capital interest (3% working interest) in the San Joaquin Joint Venture from Hilton Inc. The agreement with Berkley and Armstrong requires that the

Company pay 4% of the costs on the first three wells ("capital interest"), and 3% of the costs on all subsequent wells. The Company's share of net revenues, if any, will be approximately 2.5% in the San Joaquin Joint Venture ("net revenue interest"). The Company's agreement with Hilton Inc. was on identical terms as Hilton Inc.'s agreement with Berkley other than a promote fee of $74,170 (US$50,000) which has been capitalized as an acquisition cost. The Company is obligated to fund its prorata share of the exploration costs. Hilton is a public company which has certain directors and officers in common with the Company. Berkley is the operator of the San Joaquin Joint Venture.

As a condition of Berkley's acquisition of the San Joaquin Joint Venture properties, Berkley acquired, on a reversionary basis, Armstrong's 17.5% interest in the East Lost Hills Joint Venture. After a specified level of oil and gas revenue is generated the 17.5% interest will be returned to Armstrong. As part of the Company's acquisition of the 4% interest in the San Joaquin Joint Venture, the Company acquired a 0.7% (4% of 17.5%) reversionary working interest in the East Lost Hills Joint Venture. Of the approximately $2,151,000 (US$1,450,000) purchase price of the San Joaquin Joint Venture Interest and the 0.7% reversionary working interest, $1,038,000 (US$700,000) was allocated to the 0.7% reversionary working interest.

On March 8, 1999, the Company entered into an agreement to acquire, from Hilton Inc., a 1% working interest in the East Lost Hills Joint Venture for approximately $2,972,000 (US$2,000,000) and sold to Hilton Inc. its 0.7% reversionary interest in the East Lost Hills Joint Venture at its recorded cost of $1,038,000 (US$700,000). The 0.7% interest was sold in order to fund the payment for the acquisition of the 1% working interest from Hilton Inc. The 1% working interest acquired by the Company from Hilton Inc. does not revert to Armstrong. The $1,038,000 proceeds from the sale were credited against the $2,972,000 payable to Hilton Inc. Of the remaining $1,934,000 (US$1,300,000) payable, $890,000 (US$600,000) was paid in cash and $1,044,000 (US$700,000) was paid by the issuance of 1,160,000 of the Company's common shares at a deemed price of $0.90 per share. The Company is also obligated to pay its proportionate share of all on-going exploration activities. The Company's share of net revenues, if any, will be approximately 0.80% in the East Lost Hills Joint Venture. Berkley is the operator of the East Lost Hills Joint Venture.

The Company closed the acquisition of the San Joaquin Joint Venture and the East Lost Hills Joint Venture in July 1999.

The San Joaquin Joint Venture and the East Lost Hills Joint Venture are both situated in the oil-rich San Joaquin Basin, approximately 45 miles northwest of Bakersfield. See "Item 2. Description of Property."

As of August 31, 2000, the Company had recorded approximately $1.9 million in leasehold acquisition costs and $960,000 in exploration and development expenditures on the East Lost Hills Joint Venture and $2.2 million in leasehold acquisition costs and $1.1 million in exploration and development expenditures on the San Joaquin Joint Venture. See "Item 2. Description of Property - Material Properties - East Lost Hills Joint Venture and San Joaquin Joint Venture, California."

The Company has budgeted US$660,000 for exploration and development on the East Lost Hills Joint Venture and San Joaquin Joint Venture during the 2001 calendar year.

REGIONAL CALIFORNIA

The Company has agreed with Pohle Oil & Gas Inc. ("Pohle") to participate in the generation, acquisition and exploration of oil and gas projects in the San Joaquin Basin of California. Pohle is a private arm's length company located in Bakersfield, California. The Company's initial capital interest was 23.333% which was increased to 31.666% effective December 1, 2000 and effective January 1, 2001, increased to 43.66668%. As of February 26, 2001 an oil and gas exploration agreement was signed with Pohle.

Under the agreement, the Company, effective January 1, 2001, will reimburse Pohle for its 43.66668% share of all costs associated with the generation of oil and gas prospects including, but not limited to, overhead costs, geologic and geophysical costs and lease acquisition costs. In addition, the Company will pay up to 43.66668% of drilling costs through completion and sales point for the first well drilled on a specific prospect. All of Pohle's costs on the first well drilled are paid by the other partners in the joint ventures. For any subsequent well drilled on a prospect or operating costs when operations commence, the Company will pay up to 32.749% of the costs.

From May 22, 2000 through August 31, 2000, the Company spent $547,000.

OTHER PROPERTIES

EAST BLOSSOM PROSPECT, SAN JOAQUIN COUNTY, CALIFORNIA

On May 17, 2000, the Company entered into an agreement with Sunset Exploration, Inc., a private California corporation whereby the Company could earn a 25% working interest (18.75% net revenue interest) in the first well, before payout, and a 12.5% working interest (9.375% net revenue interest) after payout, and in subsequent wells, in oil and gas leasehold interests and lands, encompassing 826 acres, located in San Joaquin County, California.

During fiscal 2000, the Company spent $200,000 pursuant to the terms of the agreement and earned its 25% working interest. During fiscal 2000, the Company drilled and completed the well. For fiscal 2001, the Company has budgeted $30,000 to complete the hookup of the well.

WEST SIMON PROJECT, JEFFERSON DAVIS PARISH, LOUISIANA

On January 13, 2000,  the Company  entered  into an agreement  with Valley Oil &
Gas, LLC, a private corporation whereby the Company purchased a 24% working interest (18% net revenue interest) in the West Simon Project, encompassing 320 acres, located in Jefferson Davis Parish, Louisiana, for US$241,750.

Including the acquisition cost of its interest in the West Simon Project, the Company spent approximately $524,000 in lease acquisition and drilling costs on the West Simon Project during fiscal 2000. For fiscal 2001, the Company has budgeted and spent $30,000 to complete the well and bring the well on production. There are no further capital costs.

BIG SPRINGS UNIT, DEUEL COUNTY, NEBRASKA

The Big Springs Unit is comprised of working interests in leases located in Deuel County, Nebraska. On April 11, 1997, the Company and Mr. E. J. Helsley, the son-in-law of Mr. Donald W. Busby, an officer, director and principal shareholder of the Company, entered into an agreement whereby the Company acquired from Mr. Helsley an initial 100% working interest (80% net revenue interest) in the Big Springs Unit. The Company obtained shareholder and regulatory approval of the acquisition in September 1997, and issued 1,300,000 common shares of the Company at a deemed price of $1.26 per share and paid the sum of $916,500 (US$660,000) cash to Mr. Helsley and completed the transaction. The Big Springs Unit is subject to overriding royalties aggregating 20% owned by individuals who are not related to the Company. After the acquisition of the Big Springs Unit, the Company proceeded to farm-out certain of its interests.

On September 10, 1997, the Company and Rainbow Oil & Gas, Inc. ("Rainbow"), a non-affiliate, agreed that Rainbow could earn a 25% working interest (20% net revenue interest) in all wells drilled on the Big Springs Unit by spending approximately $810,000 (US$550,000) on drilling and completing wells and issuing 4,000 of its common shares to the Company. The Company closed the transaction with Rainbow in December 1997. As of the date of this annual report, Rainbow has earned its 25% interest.

On September 12, 1997, the Company and STB Energy Inc. ("STB") agreed that STB could earn a 25% working interest (20% net revenue interest) in new wells drilled in the Big Springs Unit by spending approximately $810,000 (US$550,000) on drilling and completing wells on the Big Springs Unit. STB is an indirectly wholly-owned subsidiary of Hilton. The Company closed the transaction with STB in December 1997. STB has spent its $810,000 (US$550,000) and earned its interests.

As a result of the farm-outs to Rainbow and STB, the Company maintains working interests of between 50% and 75% in various wells in the Big Springs Unit.

Management has no further exploration and development plans for the Big Springs Unit during the remainder of the fiscal year ending August 31, 2001. As of August 31, 2000, the Company had recorded $235,000 as the net carrying value in the Big Springs Unit.

SOUTH HASKELL FIELD, HASKELL COUNTY, TEXAS

Commencing November 1994, the Company participated in the identification of prospective acreage, seismic work and drilling of twelve wells in the South Haskell Field, Haskell County, Texas. By paying its 10% share of costs, the Company owns a 10% working interest and a 8% net revenue interest in twelve wells. Management has no further exploration and development plans for the South Haskell Field during the remainder of the fiscal year ending August 31, 2001.

OTHER ASSETS

In addition to its petroleum interests, the Company holds the following assets as at January 31, 2001:

(a) a US$400,000 unsecured convertible note (the "ALPNET Note") dated June 2, 2000, issued by ALPNET, Inc. ("ALPNET"), a public Utah company trading on the facilities of the National Association of Securities Dealers. The ALPNET Note has a variable interest rate of US prime plus 2%, payable on a quarterly basis. The principal is repayable in three equal annual instalments commencing June 2, 2003. The Company has the right to convert all or any portion of the outstanding principal into common stock of ALPNET, on the basis of US$2.22 per share. ALPNET has the right to pay the full amount, or any portion, of the ALPNET Note prior to its maturity.

         In connection with the ALPNET Note, ALPNET granted the Company a warrant to purchase up to 90,090 common shares of ALPNET, at an exercise price of US$3.33 per share, on or before June 2, 2002. The closing price of ALPNET's common stock on January 31, 2001 was US$1.28.

(b) during the year ended August 31, 2000, the Company provided a US$125,000 relocation loan to Donald W. Busby, the President, Chairman and CEO of the Company. The loan bears interest at 5% per annum, compounded monthly, and matures on March 27, 2002. As at January 31, 2001, the US$125,000 principal, plus accrued interest of US$5,429, remained outstanding.

EMPLOYEES

As of January 31, 2001, the Company has no paid employees. The Company has, however, retained DWB Management Ltd. ("DWB"), a company wholly-owned by Mr. Donald W. Busby, the President, Chairman and Chief Executive Officer of the Company, to provide marketing, financial management and consulting services. The Company has also retained Chase Management Ltd. ("Chase") to provide accounting, management and administrative services. Chase is a private company wholly-owned by Mr. Nick DeMare, a director of the Company. In addition, the Company employs a number of consultants to perform specific functions, on an as needed basis.

RISK FACTORS

Due to the nature of the Company's business and the present stage of exploration on its oil and gas prospects, the following risk factors apply to the Company's operations:

EXPLORATION AND PRODUCTION RISKS

The business of exploring for and producing oil and gas involves a substantial risk of investment loss which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Drilling oil and gas wells involves the risk that the wells will be unproductive or that, although productive, the wells do not produce oil and/or gas in economic quantities. Other hazards, such as unusual or unexpected geological formations, pressures, fires, blowouts, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well. Specifically, the operators of the East Lost Hills Joint Venture have experienced a fire and blowout during their exploration. Adverse weather conditions can also hinder drilling operations. A productive well may become uneconomic in the event water or other deleterious substances are encountered, which impair or prevent the production of oil and/or gas from the well. In addition, production from any well may be unmarketable if it is impregnated with water or other deleterious substances. As with any petroleum property, there can be no assurance that oil and gas will be produced from the properties in which the Company has interests. In addition, the marketability of oil and gas which may be acquired or discovered, will be affected by numerous factors beyond the control of the Company. These factors include the proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. The extent of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no assurance that additional crude oil or natural gas in commercial quantities will be discovered by the Company.

FINANCING RISKS

As of January 31, 2001, the Company had working capital of approximately $575,000. The Company anticipates it could incur exploration and development expenditures, completion costs and ongoing overhead for calendar 2001 totaling approximately $6.2 million.

The Company has primarily relied on the sale of its equity capital to fund the acquisition, exploration and development of its petroleum properties. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of the Company's projects with the possible loss of such properties.

NON-OPERATOR STATUS

At this stage of its business, the Company relies upon other project participants to provide and complete all project operations and responsibilities including operating, drilling, marketing and project administration. As a result, the Company has only a limited ability to exercise control over a significant portion of a project's operations or the associated costs of those operations. The success of a project is dependent upon a number of factors that are outside of the Company's area of expertise and project responsibilities. These factors include: (1) the availability of favorable term leases and required permitting for projects, (2) the availability of future capital resources by the Company and the other participants for the purchasing of leases and the drilling of wells, (3) the approval of other participants to the purchasing of leases and the drilling of wells on the projects, and (4) the economic conditions at the time of drilling, including the prevailing and anticipated prices for oil and gas. The Company's reliance on other project participants and its limited ability to directly control certain project costs could have a material negative effect on the Company's receipt of expected rates of return on the Company's investment in certain projects.

UNINSURABLE RISKS

Although management believes the operator of any properties in which the Company and its subsidiaries may acquire interests, will acquire and maintain appropriate insurance coverage in accordance with standard industry practice, the Company and its subsidiaries may suffer losses from uninsurable hazards or from hazards which the operator has chosen not to insure against because of high premium costs or other reasons. The Company and its subsidiaries intend to engage in participating in the drilling of both exploratory and development wells. Exploratory wells have much greater dry hole risk than do wells which are drilled offsetting established production. The Company and its subsidiaries may become subject to liability for pollution, fire, explosion, blow-outs, cratering and oil spills against which it cannot insure or against which it may elect not to insure. Such events could result in substantial damage to oil and gas wells, producing facilities and other property and personal injury. The payment of any such liabilities may have a material, adverse effect on the Company's financial position.

NO ASSURANCE OF TITLES

It is the practice of the Company in acquiring oil and gas leases or undivided interests in oil and gas leases not to undergo the expense of retaining lawyers to examine the title to the mineral interest to be placed under lease or already placed under lease. Rather, the Company will rely upon the judgment of oil and gas lease brokers or landsmen who perform the field work in examining records in the appropriate governmental office before attempting to place under lease a specific mineral interest. This practice is widely followed in the oil and gas industry. Prior to the drilling of an oil and gas well, however, it is the normal practice in the oil and gas industry for the person or company acting as the operator of the well to obtain a preliminary title review of the spacing unit within which the proposed oil and gas well is to be drilled to ensure there are no obvious deficiencies in title to the well, however, neither the Company nor the person or company acting as operator of the well will obtain counsel to examine title to such spacing unit until the well is about to go into production. It frequently happens, as a result of such examinations, that certain curative work must be done to correct deficiencies in the marketability of the title, and such curative work entails expense. The work might include obtaining affidavits of heirship or causing an estate to be administered. IT DOES HAPPEN, FROM TIME TO TIME, THAT THE EXAMINATION MADE BY THE TITLE LAWYERS REVEALS THAT THE OIL AND GAS LEASE OR LEASES ARE WORTHLESS, HAVING BEEN PURCHASED IN ERROR FROM A PERSON WHO IS NOT THE OWNER OF THE MINERAL INTEREST DESIRED. IN SUCH INSTANCES, THE AMOUNT PAID FOR SUCH OIL AND GAS LEASE OR LEASES IS GENERALLY LOST. To date the Company has not lost title to any of its oil and gas leases, nor is it aware that any of its currently held properties is subject to being lost as a result of faulty titles.

ENVIRONMENTAL REGULATIONS

In general, the exploration and production activities of the Company are subject to certain federal, state and local laws and regulations relating to environmental quality and pollution control. Such laws and regulations increase the costs of these activities and may prevent or delay the commencement or continuance of a given operation. Compliance with these laws and regulations has not had a material effect on the Company's operations or financial condition to date. Specifically, the Company is subject to legislation regarding emissions into the environment, water discharges, and storage and disposition of hazardous wastes. In addition, legislation has been enacted which requires well and facility sites to be abandoned and reclaimed to the satisfaction of state authorities. However, such laws and regulations are frequently changed and the Company is unable to predict the ultimate cost of compliance. Generally, environmental requirements do not appear to affect the Company any differently or to any greater or lesser extent than other companies in the industry.

The Company believes that its operations comply, in all material respects, with all applicable environmental regulations.

GOVERNMENTAL REGULATIONS

Oil and gas exploration, development and production are subject to various types of regulation by local, state and federal agencies. Legislation affecting the oil and gas industry is under constant review for amendment and expansion. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and, consequently, affects its profitability. However, since these regulations generally apply to all oil and gas producers, management of the Company believes that these regulations should not put the Company at a material disadvantage to other oil and gas producers.

Most states in which the Company and its subsidiaries own and operate properties have statutes, rules and regulations governing conservation matters including the unitization or pooling of oil and gas properties, establishment of maximum rates of production from oil and gas wells and the spacing of such wells.

Oil and gas mineral rights may be held by individuals or corporations and, in certain circumstances, by governments having jurisdiction over the area in which such mineral rights are located. As a general rule, parties holding such mineral rights grant licenses or leases to third parties to facilitate the exploration and development of these mineral rights. The terms of the leases and licenses are generally established to require timely development. Notwithstanding the ownership of mineral rights, the government of the jurisdiction in which mineral rights are located generally retains authority over the manner of development of those rights.

In addition to royalties paid to freehold owners, each state generally imposes a production or severance tax with respect to production and sale of crude oil, natural gas and natural gas liquids within their respective jurisdictions. For the most part, state production taxes are applied as a percentage of production or sales.

NATURAL GAS AND OIL PRICES

In recent decades, there have been periods of both worldwide overproduction and underproduction of hydrocarbons and periods of both increased and relaxed energy conservation efforts. Such conditions have resulted in periods of excess supply of, and reduced demand for, crude oil on a worldwide basis and for natural gas on a domestic basis. These periods have been followed by periods of short supply of and increased demand for crude oil. The excess or short supply of crude oil has placed pressures on prices and has resulted in dramatic price fluctuations even during relatively short periods of seasonal market demand. Recently, the price of natural gas has exhibited significant market demand fluctuations. Most of the natural gas consumed within the United States is produced within the United States or Canada. The current demand for natural gas has resulted in significant price increases and ever increasing volatility in the price of natural gas.

COMPETITION

The oil and gas industry is intensely competitive and the Company competes with other companies which have greater resources. Many of such companies not only explore for and produce crude oil and natural gas but also carry on refining operations and market petroleum and other products on a worldwide basis. There is also competition between the oil and gas industry and other industries with respect to the supply of energy and fuel to industrial, commercial and individual customers.

RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH

Because of its small size, the Company desires to grow rapidly in order to achieve certain economies of scale. Although there is no assurance that this rapid growth will occur, to the extent that it does occur, it will place a significant strain on the Company's financial, technical, operational and administrative resources. As the Company expands its activities and increases the number of projects it is evaluating or in which it is participating, there will be additional demands on the Company's financial, technical and administrative resources. The failure to continue to upgrade the Company's technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the recruitment and retention of geoscientists and engineers, could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE UPON KEY PERSONNEL

The success of the Company's operations and activities is dependent to a significant extent on the efforts and abilities of its management. The loss of services of any of its management could have a material adverse effect on the Company. The Company has not obtained "key man" insurance for any of its management.

The Company is almost entirely reliant on the management of Mr. Donald W. Busby. The loss of the services of Mr. Busby may adversely affect the business and prospects of the Company. Mr. Busby's services are provided through DWB Management Ltd. ("DWB") on a month-to-month basis.

CONCENTRATION OF RISKS; LACK OF DIVERSE BUSINESS OPERATIONS

The Company currently is pursuing only the oil and gas exploration business. Although the Company is pursuing other oil and gas projects, it is concentrating its oil and gas exploration efforts in the San Joaquin Basin. Although the Company is involved in separate and distinct projects in the San Joaquin Basin, the Company's exploration efforts are concentrated in this same general area and this lack of diverse business operations subjects the Company to a certain degree of concentration of risks. The future success of the Company may be dependent upon its success in discovering and developing oil and gas in commercial quantities on its San Joaquin properties and upon the general economic success of the oil and gas industry.

DIVIDEND RISKS

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future. Any decision to pay dividends on its common shares in the future will be made by the board of directors on the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

PRICE FLUCTUATIONS:  SHARE PRICE VOLATILITY

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common stock fluctuated from a low of $0.37 to a high of $1.40 during the 12-month period ending January 31, 2000. There can be no assurance that these price fluctuations will not continue to occur.

CURRENCY FLUCTUATIONS

Presently, the Company's petroleum activities are conducted in the United States and all petroleum revenues and expenditures are conducted in United States dollars. To date, all equity financing conducted by the Company has been conducted in Canadian dollars. The Company maintains its head office in Vancouver, Canada, and may, from time-to-time, maintain cash holdings in Canadian dollars. Recently the Canadian dollar has experienced a devaluation against the United States dollar. Continued devaluation of the Canadian dollar may have a material and adverse effect on the Company's operations.

CONFLICTS OF INTEREST

Certain of the directors also serve as directors of other companies or have significant shareholdings in other companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms relating to the extent of such participation. In the event that such a conflict of interest arises at a meeting of the board of directors, a director who has such a conflict will disclose the nature and extent of his interest to the board of directors and abstain from voting for or against the approval of such a participation or such terms.

In accordance with the laws of the Yukon Territory, the directors of the Company are required to act honestly and in good faith with a view to the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

PENNY STOCK REGULATION

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Generally, penny stocks are equity securities with a price of less than US$5 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). If the Company's shares are traded for less than US$5 per share, as they currently are, the shares will be subject to the SEC's penny stock rules unless (1) the Company's net tangible assets exceed US$5,000,000 during the Company's first three years of continuous operations or US$2,000,000 after the Company's first three years of continuous operations; or (2) the Company has had average revenue of at least US$6,000,000 for the last three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. As long as the Company's Common Stock is subject to the penny stock rules, the holders of the Common Stock may find it difficult to sell the Common Stock of the Company.

ENFORCEMENT OF LEGAL PROCESS

Service of process upon individuals or firms that are not resident in the United States may be difficult to obtain within the United States. Some of the members of the Board of Directors and senior management of the Company reside outside the United States. Furthermore, since most of the Company's assets are located outside the United States, any judgment obtained in the United States against the Company or such persons may not be collectible within the United States. The Company has appointed officials of certain states to act as the Company's agent for service of process in relation to the offer and sale of securities in those states, but has not appointed anyone to accept service of process in connection with any other claim.


ITEM 2.   DESCRIPTION OF PROPERTY.
--------------------------------------------------------------------------------

The Company's principal business is the acquisition of interests in petroleum and natural gas rights, and the exploration for and development, production and sale of petroleum and natural gas. All of the Company's properties are located in the United States. The Company is not an operator of any of its oil and gas projects.

The Company owns interests in petroleum and natural gas properties in three distinct areas in the United States, identified as follows:

MATERIAL PROPERTIES

EAST LOST HILLS JOINT VENTURE AND SAN JOAQUIN JOINT VENTURE, CALIFORNIA

The San Joaquin Basin has proved to be one of the most productive hydrocarbon producing basins in the continental United States, having produced in excess of
12.7 MMBOE. The basin contains six of the 25 largest oil fields in the U.S.A. and produces more than 75% of California's oil and gas production. The San Joaquin Basin production totals for 1997, reported by the California Department of Oil and Gas, for all producers in the aggregate, indicate total production of
246.9 MMBOE. Of this figure, Kern County accounts for over 90% of the oil production from the San Joaquin basin.

The Lost Hills Field is an anticlinal structure formed by what appears to be a combination of compressional forces from the west, as well as right-lateral motion associated with movement of the San Andreas fault system. The Monterey and Temblor formations are broken by a high angle thrust fault on the west side of the structure. The East Lost Hills Joint Venture lies in the footwall side of this thrust fault, directly east of and structurally below the existing Lost Hills field. To date, the Lost Hills Field has produced over 115 MBO and 120 BCF of gas from Pleistocene, Pliocene and Miocene-age sands buried at depths of between 2,000 to 6,000 feet.

The geological objectives at the East Lost Hills Joint Venture are stacked sands (layers of sand stacked one over the other) within the Temblor Group which are buried between 16,500 to 19,000 feet. The uppermost sand encountered by drilling in the Temblor Group is called the Temblor Sand. Other sands which lie below this interval have various local names, and vary in thickness and lateral distribution from well to well. The

Temblor sands lie beneath the Miocene-age Monterey shale, which is a proven source rock, as well as an excellent vertical reservoir seal. Two dimensional ("2-D") seismic data reveals the presence of a fault-bounded structural high at Temblor level situated southeast of a well drilled by Shell and Arco (Shell-Arco #1-23-22, T25S, R20, section 22). An interpretation made by Armstrong suggests that this well did not penetrate the Temblor sands, but reached total depth while still drilling in steeply dipping Monterey shales in the hanging wall of the Lost Hills thrust block.

Seismic interpretation at the East Lost Hills Joint Venture indicates that a minimum of 300 to 500 feet of structural elevation gain at the Temblor horizon is likely at the drill site location, southeast from the Shell- Arco 1-23-22 well. With the application of a seismic velocity gradient, which is suspected to exist in the area, the prospect can be interpreted to lie some 1,000 feet updip from the Shell-Arco well at the Temblor horizon.

With the geological knowledge gained during drilling of the East Lost Hills initial test well described below, Armstrong acquired a significant number of additional oil and gas leases covering ground which appeared prospective for oil and gas. In February 1999, Berkley concluded an agreement with Armstrong acquiring an interest in these initial prospects and the right to all additional prospects generated by Armstrong within the San Joaquin Basin.

EXPLORATION

EAST LOST HILLS JOINT VENTURE WORK PROGRAM

The initial test well, the Bellevue #1-17, commenced drilling in May 1998, and was designed to test prospective Miocene sandstone reservoirs in the Temblor formation of depths to an anticipated 18,500 feet. On November 23, 1998, while drilling at 17,640 feet, the well blew out and ignited. An expert well control team was engaged to contain the fire. The control team was able to contain the well, with water, natural gas, natural gas liquids and oil being separated and delivered to disposal and processing facilities.

As a result of the blow out, the development of the project was delayed by at least ten months. A relief well, the Bellevue #1R-ST-3, was commenced on December 18, 1998, in order to "kill" the flow of water and hydrocarbons flowing out of the Bellevue #1-17 well. On May 29, 1999, the kill operation was successfully completed. After the successful kill operation, the Bellevue #1R-ST-3 relief well continued with drilling towards a bottom hole location approximately 800 feet away from the bottom hole location of the Bellevue #1-17 well. On August 24, 1999, the operator announced that the well would be completed having reached a total depth of 17,428 feet, approximately 180 feet into the Temblor formation. In addition, Berkley, as operator, in August 1999 commenced drilling a second well, on the East Lost Hills Joint Venture. The second well, the Berkley East Lost Hills #1 Well, is located 2.23 miles north-west of the Bellevue #1R-ST-3 relief well.

The East Lost Hills Joint Venture holds an interest in a significant number of leases. In order to maintain these leases the East Lost Hills Joint Venture has committed to drill certain lands. If drilling does not occur, and the operator is not able to negotiate amendments to the drilling schedule then the leases will expire. At the present time a drilling schedule has been developed which will ensure that no leases expire.

Between October 1, 1999, and October 22, 1999, the Bellevue #1R-ST-3 well was prepared for a completion test. On Saturday, October 23, 1999, the completion test was implemented by perforating the casing and establishing communication with the pay zones so that gas could flow from the pay zones into the casing. Initial results were positive and the well flowed gas, albeit at restricted rates. The gas flowed, but only for a short period of time as the flow was cut off when the perforations were plugged off. In an attempt to re- establish communication, larger perforations were made but this too was unsuccessful and the well bore was plugged with formation sand, shale, and perforating debris. The well bore was cleaned up and in December 1999, was production tested and flowed gas at rates ranging between 1.3 and 5.0 MMCFPD. Condensate and water was obtained during the test. Pressure build-up analysis indicated that only the uppermost sand unit encountered in the Bellevue #1R-ST-3 well was contributing to the flow. The operator had considered either a re-drill or re-entry of this well bore. Given the ongoing drill programs, the East Lost Hills joint venture partners have determined to either re-drill the well bore or tie-in the well to the facility without further drilling. A decision will be made during the second half of calendar 2001. Management believes minimal maintenance costs will be incurred during this period.

On April 11, 2000, the Berkley East Lost Hills #1 well was drilled to a total depth of 19,724 feet. A production line was run to total depth and the open hole section, extending from 18,280 feet to total depth, was wireline logged. A total of 2,474 feet of the Temblor formation was penetrated with a net sand interval of 1,410 feet. The Berkley East Lost Hills #1 well was perforated on May 28, 2000. The flow test portion of the production test commenced on May 31, 2000 and was completed on June 5, 2000. The initial perforated interval of 272 feet in the well was flow tested at an extended, restricted flow rate of 13.1 MMCFPD of natural gas. The pressure build-up portion of the production test has now been interpreted. The data obtained from this build up is very encouraging and supports the plan to connect the well in and proceed with the expanded development drilling plan. Flowing bottom hole pressure during the test was 14,438 psi and liquids were easily transported by the gas. The gas rate, the water gas ratio, and condensate gas ratios were stable for the final 48 hours of the flow test.

Up to 10 additional locations, including the Berkley East Lost Hills # 2, #3 and #4 wells, have been identified along the structural trend tested by Berkley East Lost Hills #1, and the Bellevue #1-17 and #1R-ST-3 wells. An expanded drilling program will test certain of these locations in the next twelve months. Management expects that four additional wells will commence drilling in the next twelve months.

Management believes, the location of the Berkley East Lost Hills #1 well and the associated deep Temblor target is ideal with respect to both accessible natural gas gathering systems and water disposal facilities. There is significant local demand for natural gas. The well will be tied into an existing local gathering system via an eight inch pipeline. Wellsite facilities will include three phase separation and gas and liquid cooling equipment. Total capital cost for the wellsite facilities and pipeline is estimated at US$3.5 million. Natural gas will be sold to a major operator on an interim basis, pending results from further drilling. Total cost for gas gathering and processing, condensate handling, and water disposal is estimated at CDN$0.88/MCF. The royalty rate on the Berkley East Lost Hills #1 well is 23.625%. Wellsite facility construction and pipeline construction were completed in early February 2001, with production startup commencing on February 6, 2001 at an initial restricted rate of 9.6 MMCFD.

As of September 1, 2000, the Company's share of estimated future net revenues in
the  Berkley  East  Lost  Hills  #1  well,   classified   as  proved   developed
non-producing, was approximately $5.7 million (US$3.8 million).

The Berkley East Lost Hills #2 well, located approximately 1.5 miles northwest of the Berkley East Lost Hills #1 well, commenced drilling on July 10, 2000. On December 11, 2000, the Berkley East Lost Hills #2 well reached a final total depth of 18,011 feet. A decision has been made to complete the Berkley East Lost Hills #2 well, with perforation of the casing expected to commence in late February or early March of 2001. Production rates will be determined from formal production testing. Management believes the Berkley East Lost Hills #2 well can be quickly and cost effectively tied in to the pipeline system constructed for the Berkley East Lost Hills #1 well.

The Berkley East Lost Hills #3 well commenced drilling on the west flank at East Lost Hills on May 28, 2000. The total target depth for this well is 20,000 feet. The west flank is a new structure which has not been drill tested. As at January 31, 2001, the well was at a depth of 19,410 feet.

The Berkley East Lost Hills #4 well commenced drilling on November 26, 2000. The Berkley East Lost Hills #4 well is a stepout located two miles southeast from the original Bellevue 1-17-R gas well along a structural strike.

The target depth for this well is 20,000 feet. The Berkley East Lost Hills #4 well was at a depth of 13,006 feet as at January 31, 2001.

Management has budgeted $990,000 for exploration and development on the East Lost Hills Joint Venture during fiscal 2001.

SAN JOAQUIN JOINT VENTURE WORK PROGRAM

With respect to the San Joaquin Joint Venture Berkley commenced drilling the initial exploratory well on the first of the three initial prospects, Cal Canal, in July 1999. The Cal Canal well penetrated 1,230 feet of the Temblor formation with 775 feet of net sand and was drilled to a total depth of 18,100 feet. The well completion commenced on January 20, 2000. Non-commercial hydrocarbon flow rates were obtained from the initial perforated 10 foot zone. Several additional zones remain to be tested. The partners in the San Joaquin Joint Venture have decided to defer further completion or deepening of the existing well bore until information regarding reservoir quality and performance is obtained from on-going drilling efforts in the San Joaquin Basin. All costs related to this well have been billed and paid.

The next prospect scheduled to be drilled by the San Joaquin Joint Venture is Pyramid Power. It is currently anticipated that the drilling commencement date for this prospect will not be until late second quarter of the 2001 calendar year. The total projected costs to drill and complete this well are approximately US$15 million, with the Company's share being $900,000 (US$600,000). A firm date to drill the Lucky Dog prospect, the third of the three initial prospects, has not been determined.

These first three prospects are not the only possible prospects in the San Joaquin Joint Venture lands. Work is ongoing to identify more prospects. As of January 31, 2001 no additional prospects had been identified.

Management has budgeted $900,000 for exploration and development on the San Joaquin Joint Venture during fiscal 2001.

REGIONAL CALIFORNIA

With the initial exposure to the San Joaquin Basin of California, through the participation in the East Lost Hills and Greater San Joaquin Basin Joint Ventures, management decided to participate in an exploration program, the focus of which was to identify prospects in the San Joaquin and Sacramento Basins of California. Unlike the East Lost Hills and Greater San Joaquin Basin Joint Venture lands, these prospects have much shallower target horizons. The prospect acquisition costs and the costs to drill and complete these prospects are substantially lower. As a result of these lower costs, the Company was able to acquire a more substantial working interest in these prospects.

To date, a number of prospects have been identified and leased and are in the process of being permitted for drilling. A review of the major prospects in this program is as follows:

     MICA PROSPECT (43.66668% WI): The Mica Prospect is located on the west side of the prolific southern San Joaquin Basin. This project is believed to be a stratigraphic trap based on seismic and well control. The estimated drill depth is 7,700 feet. The Mica Prospect consists of 320 gross acres (139.7 net acres) which are under lease. Total anticipated dry hole costs are estimated at US$460,500. The Company's share of the dry hole costs is US$201,085. A permit to drill the well has been filed and the expected date when drilling will commence is in mid to late March 2001.

     SEQUOIA PROSPECT (43.66668% WI): The Sequoia Prospect is located on the east side of the southern San Joaquin Basin. This project is believed to be a stratigraphic trap documented with seismic and well data. The estimated drill depth is 7,000 feet. The Sequoia Prospect consists of 1,500 gross acres (655.0 net acres) which are under lease. Total anticipated dry hole costs are estimated at US$314,000. The Company's share of the dry hole costs is US$137,113. A permit to drill the well has been filed and the expected date when drilling will commence is in late March 2001.

     PARSLEY PROSPECT (43.66668% WI): The Parsley Prospect is located in the prolific gas producing area of the Sacramento Basin in Northern California. This project is believed to be a structural fault trap with a direct hydrocarbon indicator identified on seismic surveys. Estimated drill depth is 9,000 feet. The Parsley Prospect consists of 400 gross acres (174.7 net acres) which are under lease and is waiting on the final approval of an additional 200 acres. Total anticipated dry hole costs are estimated at US$665,000 because a direction well is required. The Company's share of the dry hole costs is US$290,383. A permit to drill the well has been filed and the expected date when drilling will commence is in late April to early May 2001.

     BASIL PROSPECT (36.388831% WI): The Basil Prospect is located in the southern portion of the Sacramento Basin. This project is believed to be a structural fault trap documented with seismic and well data. This well must be drilled directional under a body of water from a land based position. The targets are believed to be at 4,500 feet but the well must be drilled 6,000 feet laterally to the target. The Basil Prospect consists of 3,540 gross acres (1,288.2 net acres) which are under lease. Total anticipated dry hole costs are US$1,200,000 for a directional well. The Company's share of the dry hole costs is US$436,666. This well is currently being permitted. Initial drilling is expected to begin July 15, 2001.

     MERCED PROJECT AREA (43.66668% WI): The Merced Project Area is located in the northern part of the San Joaquin Basin and comprises four prospects. Each prospect is believed to be a stratigraphic trap documented with seismic and well data. It is anticipated that two prospects will be drilled in 2001. Estimated drill depths range between 5,100 and 5,700 feet. The Merced Project Area consists of over 2,000 gross acres (873.4 net acres) whicha are under lease. Total anticipated dry hole costs for the two wells are US$618,000. The Company's share of these costs is US$269,860. Additional leases are being acquired along this prospective trend and the Company expects to begin initial drilling on the first well in the trend in May 2001.

     YO-YO PROSPECT (43.66668% WI): The Yo-Yo Prospect is located in the south-central Sacramento Basin. This project is a stratigraphic trap, as defined by well data and a seismic anomaly. The estimated drill depth is 3,500 feet. The Yo-Yo Prospect consists of 160 gross acres (69.9 net acres) which are under lease and the joint venture is working on acquiring a seismic option over 1,600 acres. Total anticipated dry hole cost are estimated at US$260,000. The Company's share of the dry hole costs is US$113,533.

     In addition to the major prospects in this program, work is ongoing to identify additional prospects in the San Joaquin Basin. The Company's ability to commit to additional development of these prospects will be dependant upon the results of the program and the Company's ability to develop sufficient operating cash flows and raise additional equity financing.

OTHER PROPERTIES

EAST BLOSSOM PROSPECT CALIFORNIA

The East Blossom Prospect consists of 826 gross acres (118 net acres) located in San Joaquin County, California.

The Company can earn a 25% working interest (18.75% net revenue interest) in the first well, before payout, and a 12.5% working interest (9.375% net revenue interest) after payout, and a 12.5% working interst (9.375% net revenue interest) in subsequent wells. During July 2000, an initial well, the Blossom #1 well was drilled to a total depth of 7,784 feet. A flow test was conducted over a four day period and flowed 5,233 MCF per day. The well is not on production and is awaiting connection to gas pipeline.

As of September 1, 2000, the Company's share of estimated future net revenues in the Blossom #1 well was approximately $580,000 (US$387,000).

WEST SIMON PROJECT, LOUISIANA

The West Simon Project consists of 320 gross acres (77 net acres) located in Jefferson Davis Parish, Louisiana.

The East Roanoke field contains two producing wells, the Simon #1 in Section 8 and the Brieske #1 in Section 9, both located in Township 9 South, Range 3 West. These wells are both completed in the Simon "A" sand. The Hackberry sands are Oligocene in age and were deposited as channelized sand sequences related to turbidite fan systems.

The Company acquired a 24% working interest (18% net revenue interest) in the West Simon Project under a farmout agreement (the "Farmout") dated January 13, 2000, from Valley. After payout of the well, Valley has to right to backin for an undivided 35% working interest in the property. In the event Valley elects to backin after payout of the well, the Company's working interest in the well will be 15.60%.

The Gus Landry reached total depth on July 1, 2000. The electric logging program was commenced immediately and the logs indicated three potentially productive zones. The Simon "A" sand (the primary target zone) was determined to be tight and not capable of commercial production and an intermediate zone was thought to be too thin to merit a completion attempt. The upper zone showed good electric log results and the completion process began in mid July to evaluate this zone. The upper zone was perforated September 23, 2000, and production from the well commenced on September 25, 2000. Production commenced at 2.6 MMCFD, but rapidly declined and had to be put on compression in February 2001. The well is currently producing at a stabilized rate of 230 MCFPD, 4 BOPD and 28 BWPD (barrels of water per day). The well's gross proceeds from production through January 2001 amounted to US$460,000 (net of US$110,400 to the Company).

As of September 1, 2000, the Company's share of estimated future net revenues in the Gus Landry #1 well was approximately $546,000 (US$364,000).

BIG SPRINGS UNIT, DEUEL COUNTY, NEBRASKA

The Company holds a 50% working interest (40% net revenue interest) in the Big Springs Unit. The Big Springs Unit is subject to overriding royalties aggregating 20% which have been reserved in favor of individuals at arm's length to the Company and to Trimark Inc. The Big Springs field is located ten miles north into Deuel County, Nebraska from the extreme northeast corner of the State of Colorado. The base leasehold in the Big Springs Unit is 46,080 gross acres.

As of September 1, 2000, Company's share of estimated future net revenues in the Big Springs Unit was approximately $132,000 (US$88,000).

No work program has been proposed for fiscal 2001.

SOUTH HASKELL FIELD, HASKELL COUNTY, TEXAS

The Company owns a 10% working interest and an 8% net revenue interest in 11 wells located in South Haskell Field, Haskell County, Texas. Centaur Petroleum of Ft. Worth, Texas is the operator of the field. Eleven of the wells are producing. The wells produce from the Canyon, Crosscut, and Palo Pinto sands at a depth of 2,500 feet to 3,500 feet. The wells produce oil and water, but no gas. The water is disposed of into several water disposal wells. As at September 1, 2000, the Company's share of estimated future net revenues in the South Haskell Field was approximately $301,000 (US$201,000).

No work program has been proposed for fiscal 2001.

PRODUCTION INFORMATION

OIL AND GAS WELLS

The following table sets forth the proven developed wells, gross and net, in which the Company owned a working interest as of January 31, 2001:


        STATE                    GROSS WELLS                  NET WELLS

        California                     2                         0.26
        Louisiana                      1                         0.24
        Nebraska                      12                         6.00
        Texas                         11                         1.10
                                      --                         ----
                 Total                26                         7.60
                                      ==                         ====

OIL AND NATURAL GAS RESERVES

(a)      September 1, 2000

         The following table sets forth information regarding the Company's share of estimated proven oil and gas reserve quantities, reserve value and discounted future net revenues as at September 1, 2000. The reserve value related information as at September 1, 2000, was determined through independent engineering evaluations completed by Lee Keeling and Associates, Inc. ("Lee Keeling"), a firm of independent petroleum consultants. The Company does not have any long-term supply or similar agreements with foreign governments or authorities in which the Company acts as producer.

         There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. The following reserve information represents estimates only and should not be construed as being exact:

                          OIL AND NATURAL GAS RESERVES
                          UNESCALATED PRICES AND COSTS
                             AS OF SEPTEMBER 1, 2000

                                                                                            ESTIMATED FUTURE NET
                                          GROSS RESERVES              NET RESERVES          PRODUCTION REVENUES(1)<F1>
                                          --------------              ------------          --------------------
                                                                                                (US$000)

                                                                                              Discounted at
                                         Oil    Natural Gas         Oil    Natural Gas
                                       (MBBLS)    (MMCF)          (MBBLS)     (MMCF)          0%           10%
                                       -------   --------         -------    --------         --           ---
Proved Developed Producing(2)<F2>        131.4        194.2         10.5        77.6         288.4        221.3
Proved Developed Non-Producing(3)<F3>    908.4    111,475.0          8.0     1,104.6       4,533.2      1,922.1
                                       -------    ---------        -----     -------       -------      -------
                                       1,039.8    111,669.2         18.5     1,182.2       4,821.6      2,143.4
                                       =======    =========        =====     =======       =======      =======

<F1>
         (1) Future net revenue is the amount, exclusive of state and federal income taxes, which will accrue to the appraised interests from continued operation of the properties to depletion. It should not be construed as a fair market value. No provision has been made for the cost of plugging and abandoning the properties or for the value of salvageable equipment.
<F2>
         (2) Proved developed producing reserves are those reserves expected to be recovered from currently producing zones under continuation of present operating methods.
<F3>
         (3) Proved developed non-producing reserves are those reserves expected to be recovered from zones which are currently shut-in awaiting connection to a pipeline outlet.

(b)      September 1, 1999

         The following table sets forth information regarding the Company's share of estimated proven oil and gas reserve quantities, reserve value and discounted future net revenues as of September 1, 1999. The reserve value related information as at September 1, 1999, was determined through independent engineering evaluations completed by Lee Keeling.

         There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. The following reserve information represents estimates only and should not be construed as being exact:


                          OIL AND NATURAL GAS RESERVES
                          UNESCALATED PRICES AND COSTS
                             AS OF SEPTEMBER 1, 1999

                                                                                      PRESENT VALUE OF ESTIMATED
                                                                                      FUTURE NET REVENUES BEFORE
                                                                       ESTIMATED      INCOME TAXES - DISCOUNTED
                                                                      FUTURE NET                AT 10%
                                          OIL             GAS          REVENUES                 ($000)
                                        (MBBLS)         (MMCF)          ($000)
     Proved developed
        producing reserves                24.1           345.6           413.2                   273
                                          ====           =====           =====                   ===


(c)      August 31, 1998

         Management of the Company has prepared reserve evaluations of the Company's interests on the proved developed properties in the Big Springs Unit and South Haskell Field, as of August 31, 1998, using gas and oil prices and operating costs, on an unescalated basis, effective on that date. The Company does not have any long-term supply or similar agreements with foreign governments or authorities in which the Company acts as producer.


                          OIL AND NATURAL GAS RESERVES
                          UNESCALATED PRICES AND COSTS
                              AS OF AUGUST 31, 1998

                                                                                      PRESENT VALUE OF ESTIMATED
                                                                                      FUTURE NET REVENUES BEFORE
                                                                       ESTIMATED      INCOME TAXES - DISCOUNTED
                                                                      FUTURE NET                AT 10%
                                          OIL             GAS          REVENUES                 ($000)
                                        (MBBLS)         (MMCF)          ($000)
       Proved developed
          producing reserves              37.1           851.2          1,007.0                  578.8
                                          ====           =====          =======                  =====

VOLUMES, PRICES AND PRODUCTION COSTS

The following table sets forth certain information regarding the production volumes, average prices received and average production costs associated with the Company's sale of oil and gas for the periods shown:

                                                           YEAR                    YEAR                   YEAR
                                                          ENDED                   ENDED                  ENDED
                                                     AUGUST 31, 2000         AUGUST 31, 1999        AUGUST 31, 1998
Net production:
     Oil (Barrels)                                          3,069                   3,424                  4,476
     Gas (MCF)                                             24,399                  28,364                 46,476
Average sales price:
     Oil (per Barrel)                                      $36.98                  $19.97                 $23.08
     Gas (per MCF)                                          $3.66                   $2.38                  $2.70
Average production cost (per BOE)                          $21.80                  $16.22                  $8.74

PRINCIPAL OFFICE

The Company's business is administrated principally from its head office in Vancouver, Suite #1305 - 1090 West Georgia Street in Vancouver, British Columbia, Canada.

The Company has retained DWB Management Ltd. ("DWB"), a company wholly-owned by Mr. Donald W. Busby, Chief Executive Officer of the Company, to provide marketing, financial management and consulting services. The Company has also retained Chase Management Ltd. ("Chase") to provide accounting, management and administrative services. Chase is a private company wholly-owned by Nick DeMare, a director of the Company. In addition, the Company employs a number of consultants to perform specific functions, on an as needed basis. Except for the Company's agreement with DWB, the Company does not have employment agreements with any of its management, directors or their respective companies.

ITEM 3.    LEGAL PROCEEDINGS.
--------------------------------------------------------------------------------


There are no legal proceedings to which the Company is a party, nor to the best of the knowledge of management are any legal proceedings contemplated.


ITEM 4.    CONTROL OF REGISTRANT
--------------------------------------------------------------------------------


PRINCIPAL HOLDERS OF VOTING SECURITIES

To the best of the Company's knowledge, it is not directly or indirectly owned or controlled by another corporation or by any foreign government. Hilton Petroleum Ltd., a principal shareholder, is a Canadian public company. Mr. Donald Busby, an officer and director of the Company, is a director of Hilton. Mr. Nick DeMare, a director of the Company, is a director of Hilton. The following table sets forth certain information regarding ownership by the Company's officers and directors as a group, as well as all persons who own greater than 10% of the Company's outstanding shares, as of January 31, 2001:

-------------------------------------------------------------------------------------------------------------------------
Title of Class            Name and Address of Owner                 Shares Beneficially Owned    Percent of Class(1)<F1>
-------------------------------------------------------------------------------------------------------------------------
Common Stock              Hilton Petroleum Ltd.                         3,860,000(2)<F2>                 19.28%
                          Vancouver, British Columbia

Common Stock              Donald W. Busby                               3,939,520(3)<F3>(4)<F4>          19.55%
                          Conifer, Colorado

Common Stock              Officers & Directors, as a group              5,468,743(3)<F3>(4)<F4>          25.72%
                          (5 persons)                                        (5)<F5>(6)<F6>

<F1>
(1) Where persons listed on this table have the right to obtain additional shares of Common Stock through the exercise of outstanding options or warrants within 60 days from January 31, 2001, these additional shares are deemed to be outstanding for the purpose of computing the percentage of Common Stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 16,624,016 shares of common stock outstanding as of January 31, 2001 plus the 1,700,000 units to be issued to Hilton on the completion of a private placement. See "Item 12. Options to Purchase Securities from Registrant or Subsidiaries".
<F2>
(2) Includes 460,000 shares of common stock held by Hilton Petroleum Ltd. ("Hilton") and 1,700,000 units to be issued to Hilton on completion of a private placement. See "Item 12. Options to Purchase Securities from Registrant or Subsidiaries".
<F3>
(3) Includes 1,340,080 shares of common stock held by Boone Petroleum Inc. ("Boone"), a private company wholly-owned by Mr. Busby and 774,800 shares held by the Donald W. Busby 1999 Irrevocable Trust, an irrevocable trust as to which Mr. Busby was grantor but is not trustee. Mr. Busby has the right to replace the trustee. Mr. Busby disclaims beneficial ownership of all shares held by the Trust.
<F4>
(4) Includes warrants held by Boone to acquire an additional 1,144,640 common shares, warrants held by the Donald W. Busby 1999 Irrevocable Trust to acquire 540,650 common shares, and options held by Mr. Busby to acquire 680,000 common shares.
<F5>
(5) Includes 173,310 common shares and 226,498 common shares held by DNG Capital Corp. ("DNG") and 888 Capital Corp. ("888"), respectively. DNG is a private company wholly-owned by Mr. DeMare, 888 is a private company 50% owned by Mr. DeMare.





<F6>
(6) Includes warrants held by Mr. DeMare, DNG and 888 to acquire an additional 1,059 common shares, 75,000 common shares, and 470,856 common shares, respectively. Also includes options held by Chase to acquire an additional 250,000 common shares. Chase is a private company wholly-owned by Mr. DeMare.

CHANGE OF CONTROL

As of the date of this annual report, there are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company.


ITEM 5.    NATURE OF TRADING MARKET.
--------------------------------------------------------------------------------


The Company's common shares were listed on the Vancouver Stock Exchange through November 28, 1999. Effective November 29, 1999, the Vancouver Stock Exchange and the Alberta Stock Exchange merged and began operations as the Canadian Venture Exchange. The merger of the Vancouver Stock Exchange and the Alberta Stock Exchange to form the Canadian Venture Exchange has not had a significant impact on the Company's operations. The Canadian Venture Exchange classifies listed companies into two different tiers based on standards, which include historical financial performance, stage of development, and financial resources of the listed company. Tier I is the Canadian Venture Exchange's premier tier and is reserved for the Canadian Venture Exchange's most advanced issuers with the most significant financial resources. As an oil and gas issuer, an issuer must meet the following criteria to be classified as Tier I:

         i) proven reserves with a present value of CDN $2.0 million based on constant dollar pricing assumptions, discounted at 15%; and
         ii)      adequate working capital (at least CDN $500,000).

Tier I issuers benefit from decreased filing requirements and improved service standards. The majority of the companies listed on the Canadian Venture Exchange are Tier II companies. The Company trades on the Canadian Venture Exchange under the symbol "TMK" and is classified as a Tier II company. The Company has made a submission to the CDNX to be classified as a Tier 1 issuer and is awaiting completion of the CDNX's review.

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the Vancouver Stock Exchange and, subsequently the Canadian Venture Exchange, for the fiscal quarters beginning September 1, 1998, through January 31, 2001:

PERIOD                                   HIGH($)                       LOW($)                        VOLUME

                                                      FISCAL 1999
Sep.1/98 - Nov.30/98                      0.42                          0.21                        167,725
Dec.1/98 - Feb.28/99                      0.70                          0.38                        718,910
Mar.1/99 - May31/99                       1.10                          0.70                      4,878,997
Jun.1/99 - Aug.31/99                      1.75                          0.83                      7,988,251




PERIOD                                   HIGH($)                       LOW($)                        VOLUME
                                                      FISCAL 2000
Sep.1/99 - Nov.30/99                      2.91                          1.30                     13,180,706
Dec.1/99 - Feb.29/00                      1.56                          0.37                      6,417,641
Mar.1/00 - May31/00                       1.40                          0.40                      9,608,639
Jun.1/00 - Aug.31/00                      1.30                          0.42                      7,598,854

                                                      FISCAL 2001
Sep.1/00 - Nov.30/00                      0.85                          0.37                      1,799,577

The Company's Common Stock began trading on the Over-the-Counter Bulletin Board (the "OTC Bulletin Board") on August 7, 2000 under the symbol "TOGSF". The range of high and low bid prices and the volume for fiscal quarters beginning June 1, 2000, through November 30, 2000, as reported by the OTC Bulletin Board, are as follows:

PERIOD                                HIGH BID(US$)                 LOW BID(US$)                     VOLUME
                                                      FISCAL 2000
Jun.1/00 - Aug.31/00                      0.39                          0.38                         69,700

                                                      FISCAL 2001
Sep.1/00 - Nov.30/00                      0.56                          0.40                        217,900

The above quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

There were approximately 18 registered holders of the Company's shares in the United States, with combined holdings of 3,207,509 shares, on January 31, 2001.


ITEM 6.    EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
           HOLDERS.
--------------------------------------------------------------------------------

There are no governmental laws, decrees, or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends, or other payments to non-resident holders on the Company's Common Stock. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding Common Stock of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See "Item 7 Taxation."

Except as provided in the Investment Canada Act (the "Act"), there are no limitations specific to the rights of non-Canadians to hold or vote the common stock of the Company under the laws of Canada or in the charter documents of the Company.

Management of the Company considers that the following general summary fairly describes those provisions of the Act pertinent to an investment by an American investor in the Company.

The Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceeds certain threshold levels or the business activity of which is related to Canada's cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Investment Canada Act.

The notification procedure involves a brief statement of information about the investment of a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the
Act:

(1)      an investment to establish a new Canadian business; and

(2) an investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

(1) direct acquisitions of control of Canadian businesses with assets of $5 million or more unless the acquisition is being made by an American investor;

(2) direct acquisitions of control of Canadian businesses with assets of $152,000,000 or more by an American investor;

(3) indirect acquisitions of control of Canadian businesses with assets of $5 million or more if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by an American investor;

(4) indirect acquisitions of control of Canadian businesses with assets of $152,000,000 or more by an American investor if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired;

(5) indirect acquisitions of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by an American investor in which case there is no review; and

(6) an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, audio or video music recordings, or music in print or machine-readable form.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian parent or grandparent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of actual or de jure voting control of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

An American, as defined in the Act includes an individual who is an American national or a lawful, permanent resident of the United States, a government or government agency of the United States, an American-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither American-controlled or Canadian-controlled of which two- thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and Americans.

The higher thresholds for Americans do not apply if the Canadian business engages in activities in certain sectors such as oil, natural gas, uranium, financial services (except insurance), transportation services or media activities.

The Act specifically exempts certain transactions from either notification or review. Included among the category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities. Given the nature of the Company's business and the size of its operations, management does believe the Investment Canada Act would apply to an investment in the Company's shares by a U.S. investor.


ITEM 7.    TAXATION.
--------------------------------------------------------------------------------


MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES

Management of the Company considers that the following discussion fairly describes the material Canadian federal income tax consequences applicable to a holder of Common Stock of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of Common Stock of the Company in connection with carrying on a business in Canada (a "non-resident shareholder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

DIVIDENDS

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax. The Canada-U.S. Income Tax Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

CAPITAL GAINS

In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the disposition of a share of a corporation resident in Canada that is listed on a prescribed stock exchange.
For purposes of the ITA, the Company is listed on a prescribed stock exchange. Non-residents of Canada who dispose of shares of the Company will be subject to income tax in Canada with respect to capital gains if:

         (a)      the non-resident holder;
         (b) persons with whom the non-resident holder did not deal at arm's length; or
         (c) the non-resident holder and persons with whom the non-resident holder did not deal with at arm's length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-U.S. Income Tax Convention (1980) (the "Treaty") unless the value of such shares is derived principally from real property situated in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of the Company's common stock. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations or shareholders owning common stock representing 10% of the vote and value of the Company. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Holders and prospective holders of the Company's Common Stock should consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of Common Stock of the Company.

U.S. HOLDERS

As used herein, a "U.S. Holder" is defined as (i) citizens or residents of the U.S., or any state thereof, (ii) a corporation or other entity created or organized under the laws of the U.S., or any political subdivision thereof,
(iii) an estate the income of which is subject to U.S. federal income tax regardless of source or that is otherwise subject to U.S. federal income tax on a net income basis in respect of the common stock, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

DISTRIBUTIONS ON SHARES OF COMMON STOCK

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Company's common stock are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common stock and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for long- term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Dividends paid on the Company's common stock will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

FOREIGN TAX CREDIT

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's common stock may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the U.S. Holder's United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either "passive" income or "financial services" income, depending on the particular U.S. Holder's circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each U.S. Holder's income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common stock should consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF SHARES OF COMMON STOCK

A U.S. Holder will recognize gain or loss upon the sale of shares of common stock equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received; and (ii) the shareholder's tax basis in the common stock. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the common stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS

The Company has not determined whether it meets the definition of a "passive foreign investment company" (a "PFIC"). It is unlikely that the Company meets the definition of a "foreign personal holding company" (a "FPHC") or a "controlled foreign corporation" (a "CFC") under current U.S. law.

If more  than  50% of the  voting  power  or value  of the  Company  were  owned
(actually or constructively) by U.S. Holders who each owned (actually or constructively) 10% or more of the voting power of the Company's common shares ("10% Shareholders"), then the Company would become a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company. If (1) more than 50% of the voting power or value of the Company's common shares were owned (actually or constructively) by five or fewer individuals who are citizens or residents of the United States and (2) 60% or more of the Company's income consisted of certain interest, dividend or other enumerated types of income, then the Company would be a FPHC. If the Company were a FPHC, then each U.S. Holder (regardless of the amount of the Company's Common Shares owned by such U.S. Holder) would be required to include in its taxable income as a constructive dividend its share of the Company's undistributed income of specific types.

If 75% or more of the Company's annual gross income has ever consisted of, or ever consists of, "passive" income or if 50% or more of the average value of the Company's assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such "passive" income, then the Company would be or would become a PFIC. The Company has not provided assurances that it has not been and does not expect to become a PFIC.

If the Company were to be a PFIC, then a U.S. Holder would be required to pay an interest charge together with tax calculated at maximum tax rates on certain "excess distributions" (defined to include gain on the sale of stock) unless such U.S. Holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company's income or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Code.

INFORMATION REPORTING AND BACKUP WITHHOLDING

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company's shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.


ITEM 8.    SELECTED FINANCIAL DATA.
--------------------------------------------------------------------------------

DURING THE YEAR ENDED AUGUST 31, 2000, THE COMPANY CHANGED ITS METHOD OF ACCOUNTING FOR ITS PETROLEUM INTERESTS FROM THE SUCCESSFUL EFFORTS METHOD TO THE FULL COST METHOD. MANAGEMENT BELIEVES THAT THE NEW ACCOUNTING POLICY IS MORE APPROPRIATE FOR OIL AND GAS COMPANIES SUCH AS THE COMPANY. THIS CHANGE IN ACCOUNTING POLICY HAS BEEN APPLIED RETROACTIVELY.

The selected financial data of the Company for the years ended August 31, 2000, 1999 and 1998, was derived from the financial statements of the Company which have been audited by Dyke & Howard, independent Chartered Accountants, as indicated in their report which is included elsewhere in this annual report. The selected financial data set forth for the years ended August 31, 1997 and 1996 are derived from the Company's audited financial statements, not included herein.

The information in the following table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations."

Reference is made to Note 9 of the Company's consolidated financial statements included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

                                                                       ($ IN 000, EXCEPT PER SHARE DATA)
                                                      ---------------------------------------------------------------
                                                                             YEAR ENDED AUGUST 31,
                                                      ---------------------------------------------------------------
                                                            2000         1999         1998        1997         1996
Revenues                                                     $398         $143        $232         $156        $150
Production                                                   $155         $132        $107          $81         $63
Depreciation, depletion and impairment                        $78       $1,703      $1,983          $49        $281
General and administrative                                   $462         $350        $217         $193        $216
Loss on sale of petroleum interests                             -            -           -            -        $262
Net income (loss)                                           $(297)     $(2,042)    $(2,076)       $(167)      $(672)








                                                                       ($ IN 000, EXCEPT PER SHARE DATA)
                                                      ---------------------------------------------------------------
                                                                             YEAR ENDED AUGUST 31,
                                                      ---------------------------------------------------------------
                                                            2000         1999         1998        1997         1996
Income (loss) per share                                    $(0.02)      $(0.40)     $(0.84)      $(0.16)     $(0.78)
Weighted average number of shares                          14,781        5,068       2,468        1,069         863
Dividends per share                                         $0.00        $0.00       $0.00        $0.00       $0.00

Working capital (deficiency)                               $1,262       $1,338       $(471)        $282         $99
Resource assets                                            $7,795       $5,096      $2,169         $801        $532
Other assets                                                 $773            -           -            -           -
Shareholders' equity                                       $9,830       $6,434      $1,698       $1,083        $631
Total assets                                              $10,137       $6,698      $2,225       $1,289        $741

ADJUSTMENT TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(a) The consolidated financial statements of the Company have been prepared in accordance to Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

         Consolidated Statement of Loss

                                                             2000                1999               1998
                                                              $                   $                  $

Net loss as reported under Canadian GAAP                   (296,849)         (2,042,191)        (2,075,741)
Adjustments for related party
     transactions (ii)                                            -             450,084            574,292
Stock-based compensation (iv)                               (98,126)           (735,393)          (137,324)
Other compensation expense (vii)                           (134,742)            (31,600)           (91,180)
                                                      --------------      --------------     --------------
Net loss under US GAAP                                     (529,717)         (2,359,100)        (1,729,953)
                                                      ==============      ==============     ==============
Weighted average number of
     common shares outstanding (i)                       15,012,218           5,296,479          3,954,706
                                                      ==============      ==============     ==============
Loss per share under US GAAP                                  (0.04)              (0.45)             (0.44)
                                                      ==============      ==============     ==============

         Consolidated Balance Sheet

                                                                                2000               1999
                                                                                 $                  $
Total assets under Canadian GAAP                                             10,136,627          6,697,995
Adjustments for related party transactions (ii)                              (2,744,022)        (2,744,022)
Deferred tax asset (v)                                                        1,651,821          1,573,000
Less:  Valuation allowance (v)                                               (1,651,821)        (1,573,000)
                                                                          --------------     --------------
Total assets under US GAAP                                                    7,392,605          3,953,973
                                                                          ==============     ==============

Total liabilities under Canadian GAAP                                           306,565            264,115
                                                                          --------------     --------------
Total liabilities under US GAAP                                                 306,565            264,115
                                                                          ==============     ==============

Total shareholders' equity under Canadian GAAP                                9,830,062          6,433,880
Adjustments for related party transactions (ii)                              (2,744,022)        (2,744,022)
                                                                          --------------     --------------
Total shareholders' equity under US GAAP                                      7,086,040          3,689,858
                                                                          ==============     ==============

             (i)  Escrowed Shares

                  Under US GAAP escrowed shares are not included in the computation of loss per share and the common shares which underlie the special warrants are included in the calculation of loss per share.

            (ii)  Capital   Contributions   with   Respect   to   Related  Party
                  Transactions

                  The Company has acquired and disposed of certain petroleum interests with Hilton Inc. for a combination of monetary and non-monetary consideration.

                  US GAAP requires that certain transfers of non-monetary assets to a company by its promoters or shareholders, in exchange for stock, should generally be recorded at the transferor's historical cost basis, whereas under Canadian GAAP, transfers of non-monetary assets may be recorded based on the fair value of either the stock issued or the assets acquired under certain circumstances. Under Canadian GAAP these transactions were recorded at their fair values. The transactions have been adjusted to reflect the transactions based on the historical cost basis.

                  The net loss under US GAAP has also been adjusted for the subsequent amortization and impairment charges of a portion of these petroleum interest acquisitions costs.

           (iii)  Ceiling test on petroleum interests

                  US GAAP requires that the net book value of proved petroleum interests not exceed the sum of the present value of estimated future net revenues (determined using current prices of petroleum production less estimated future expenditures to be incurred in developing and producing the proved reserves, discounted at ten percent). This ceiling test was performed effective August 31, 2000 and it was determined that no write-down of proved petroleum interests was necessary.

            (iv) The Company grants stock options which reserves common shares for issuance to employees and directors. Under Canadian GAAP, the issuance of stock options is not recognized for accounting purposes. Under US GAAP, the issuance of stock options requires an assessment to determine stock based compensation. Accordingly, the Company has applied the provisions of Financial Account Standards ("SFAS") 123 Accounting for Stock-Based Compensation to calculate stock-based compensation under US GAAP using the fair value method.

                  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2000, 1999 and 1998:

                                                                 2000               1999                1998
                                                         ------------------  -----------------  ------------------
                  Risk-free interest rate                   5.63% - 5.79%       6.25% - 7.5%       4.75% - 6.50%
                  Expected volatility                            87%                 89%                112%
                  Expected lives                             2 - 3 years           3 years          2 - 3 years

             (v)  Income Tax

                  Under Canadian GAAP, deferred tax assets relating to the potential benefit of income tax loss carryforwards are not recognized unless there is virtual certainty of realization of the benefit. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be recognized to fully offset the deferred tax asset.

                  As at August 31, 2000, the Company has fully reserved the $1,651,821 tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined. Of the total tax benefit, $78,821 is attributable to the year ended August 31, 2000.

            (vi) Private Placements of Common Stock and Special Warrants with Related Parties

                  US GAAP requires disclosure of private placements conducted by the Company where directors and officers of the Company are participants. During the year ended August 31, 2000, directors, officers and companies controlled by the directors or officers acquired 1,387,794 shares or special warrants (1999 - 1,580,000; 1998 - 340,000) of the Company, pursuant to private placements conducted by the Company, for cash proceeds of $1,116,952 (1999 - $1,264,000; 1998 - $374,000).

           (vii)  Private Placements of Common Stock

                  The Company conducts the majority of its equity financings pursuant to private placements. Under the policies of the Canadian Venture Exchange, on which the Company's common stock is listed, the Company may provide a discount off the market price of the Company's common stock. US GAAP does not permit a discount from the market price. US GAAP requires the recognition of the market value of the Company's common stock as a credit to share capital, with a charge to operations for the portion of the discount relating to equity financings conducted with officers and directors of the Company and a charge to shareholders' equity, as a capital distribution, for the discount relating to the remaining portion of the equity financings.

                  Under US GAAP, loss and capital distributions for the year ended August 31, 2000 would increase by $134,742 (1999 - $31,600; 1998 - $91,180) and $184,919 (1999 - $37,805; 1998 -
                  $167,736), respectively, and share capital, as at August 31, 2000 would increase by $647,982 (1999 - $328,321). There is no net change to shareholders' equity.

(b)      The Company's consolidated statements of cash flow comply with US GAAP.

(c)      New Technical Pronouncements

         In June 1998 SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and No. 138, were issued for fiscal years beginning after June 15, 2000. The impact of the adoption of the new standard is currently being reviewed by the Company.

         In March 2000 FIN No. 44 "Accounting for Certain Transactions Involving Stock Compensation, An Interpretation of APB Opinion No. 25" was issued for fiscal years beginning after July 1, 2000. Adoption of FIN No. 44 is not expected to have an impact on the Company's consolidated financial statements.


ITEM 9.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
           AND RESULTS OF OPERATIONS.
--------------------------------------------------------------------------------

The following discussion of the results of operations of the Company for the fiscal years ended August 31, 2000, 1999 and 1998 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The Company's consolidated financial statements are in Canadian dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the period presented with U.S. GAAP except for the differences referred to in Note 9 of the consolidated financial statements of the Company included herein. The noon rate of exchange on January 31, 2001, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was Cdn.$1.4995 (US$0.6669 = Cdn.$1.00). The effects of inflation and price changes have not had a material impact on the Company's income or net sales revenues during the past three years.

The Company's consolidated financial statements were prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business.

OVERVIEW

The Company, through its subsidiaries, Trimark Inc. and Safari, is engaged in the business of exploring for and development of oil and gas prospects in the United States. Substantially all of the Company's oil and gas exploration activities are conducted jointly with others. Because the Company owns an undivided interest in each asset and is proportionately liable for its share of each liability, the consolidated financial information reflects the Company's proportionate interest in such activities. The Company sells all of its oil and gas production on a spot basis and does not utilize forward sales contracts.

During the year ended August 31, 2000, the Company changed its method of accounting for its petroleum interests from the successful efforts method to the full cost method. Management believes that the new accounting policy is more appropriate for oil and gas companies such as the Company. This change in accounting policy has been applied retroactively.

Under the full cost method, all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized on a country-by-country basis. Costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proven petroleum and natural gas reserves. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

In applying the full cost method, the Company performs a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of recorded deferred income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proven reserves. Net cash flow is estimated using year end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against earnings.

Substantially all of the Company's exploration, development and production activities are conducted jointly with others, and accordingly, these consolidated financial statements reflect only the Company's proportionate interest in such activities.

YEAR ENDED AUGUST 31, 2000 COMPARED TO YEAR ENDED AUGUST 31, 1999

During the year ended August 31, 2000, the Company reported a net loss of $296,849 ($0.02 per share), a decrease of $1,745,342, from the loss of $2,042,191 ($0.40 per share) reported in 1999.

Revenue from oil and gas sales increased 49% during 2000, from $135,865 in 1999 to $202,714 in 2000. Revenue from oil sales increased 66% due to the increased average selling price for oil during 2000. Oil production fell 10%, from 3,424 bbls in 1999 to 3,069 bbls in 2000, and average selling prices increased by

85%, from $19.97/bbl in 1999 to $36.98/bbl in 2000. Revenue from natural gas sales increased by 32%, from $67,476 in 1999 to $89,232 in 2000. Natural gas production decreased by 14%, from 28,364 mcf in 1999 to 24,399 mcf in 2000. The average selling price of natural gas increased by 54%, from $2.38/mcf in 1999 to $3.66 mcf in 2000.

The Company's production expenses increased 18%, from $132,176 in 1999 to $154,529 in 2000. On a per unit basis, production expenses were $16.22/BOE in 1999 compared to $21.80/BOE in 2000.

No impairment provisions were required in 2000 as a result of the ceiling test performed effective August 31, 2000. During 1999, the Company wrote-down the carrying value of its petroleum interests by $1,649,518. Excluding the ceiling test write-down made in 1999, depreciation and depletion expenses increased to $78,340 in 2000 from $53,982 in 1999. On a per unit basis, the rate was $10.98/BOE in 2000 compared to $6.62/BOE in 1999.

Interest and other income increased substantially in 2000 to $195,735, compared to $7,464 in 1999. The significant increase in interest income in 2000 arose due to the impact of the high levels of cash and term deposits held during 2000 as a result of the financings conducted by the Company at the end of fiscal 1999 and early fiscal 2000.

YEAR ENDED AUGUST  31, 1999 COMPARED TO YEAR ENDED AUGUST 31, 1998

During the year ended August 31, 1999, the Company reported a net loss of $2,042,191 ($0.40 per share) compared to a loss of $2,075,741 ($0.84 per share)
incurred for the comparable 1998 period.

Revenue from oil and gas sales decreased 41% during 1999, to $135,865, compared to $228,983 for 1998. Revenue from oil sales decreased 34% to $68,391 in 1999 from $103,305 in 1998. The decrease is attributed to a combination of reduced production and the severe decrease in the average selling price for oil in 1999. Oil production fell 24%, from 4,476 bbls in 1998 to 3,424 bbls in 1999 and average selling prices received decreased 13%, from $23.08/bbl in 1998 to $19.97/bbl in 1999. Revenue from natural gas sales decreased 46%, from $125,678 in 1998 to $67,476 in 1999. Natural gas production decreased by 39%, from 46,479 mcf in 1998 to 28,364 mcf in 1999. The average selling price of natural gas decreased 12%, from $2.70/mcf in 1998 to $2.38/mcf in 1999.

The Company's production expenses increased 24% to $132,176 in 1999 from $106,843 in 1998. On a per unit basis, production expenses increased to $16.22/BOE in 1999 from $8.74/BOE in 1998. Additional operating expenses were incurred in 1999 due to the additional pumping units on six wells on the Big Springs Unit.

As a result of ceiling tests performed effective August 31, 1999 and 1998, the Company wrote down the carry values of its petroleum interests by $1,649,518 in 1999 and $1,755,234 in 1998.

Excluding the ceiling test write-downs, the Company's depreciation and depletion expenses decreased to $53,982 in 1999 from $228,068 in 1998. On a per unit basis, the rate was $6.62/BOE in 1999 compared to $9.47/BOE in 1998.

YEAR ENDED AUGUST  31, 1998 COMPARED TO YEAR ENDED AUGUST 31, 1997

During the fiscal year ended August 31, 1998, the Company reported a net loss of $2,075,741 ($0.84 per share), an increase of $1,908,367 from the net loss of $167,374 ($0.16 per share) incurred in 1997. The Company's revenue from oil and gas sales increased 55% in 1998 to $228,983 from $147,518 in 1997. Revenue from oil sales decreased 28% in 1998 to $103,305 from $143,862 in 1997. The decrease is attributable to oil volume decreasing by 9%, from 4,923 bbls in 1997 to 4,476 bbls in 1998. In addition, the average selling price for oil was $23.08/bbl, down 21% from the 1997 average of $29.22/bbl. Revenue from natural gas sales increased to $125,678 in 1998 from $3,286 in 1997. This increase is attributable primarily to an increase in natural gas production in 1998 to 46,479 mcf from 1,491 mcf in 1997, arising from the installation of pumping units on six wells on the Big Springs Unit in 1998. The average selling price for natural gas also increased from $2.20/mcf in 1997 to $2.70/mcf in 1998.

The Company's production expenses increased 32% to $106,843 in 1998 compared to $81,071 in 1997, due to increased production. On a per unit basis, production expenses decreased to $8.74/BOE in 1998 from $15.68/BOE in 1997. The decrease in production costs is attributed to the higher gas production in 1998 as compared to mostly oil production in 1997.

The increased net loss in 1998 was attributed primarily to a total of $1,983,302 recorded for depreciation, depletion and impairment in petroleum interests. Excluding the ceiling test write-downs, the Company's depreciation and depletion expenses increased to $228,068 in 1998 from $32,332 in 1997, due to higher gas volumes produced in 1998. On a per unit basis, the rate was $9.47/BOE in 1998 compared to $6.25/BOE in 1997. The increase is due to the impact of the acquisition of the Big Springs Unit in September 1997.

During fiscal 1998, the Company completed the acquisition of the East Morgantown Prospect, at a cost of $211,657. The Company also completed the acquisition of the Big Springs Unit and issued 1,300,000 common shares, at a deemed price of $1.26 per share, and paid the remaining balance of $644,000 (a $272,500 deposit due on the purchase was paid in fiscal 1997).

LIQUIDITY AND CAPITAL RESOURCES

The Company's total assets increased from $6,697,995 at August 31, 1999 to $10,136,627 at August 31, 2000. The increase is primarily attributable to the additional equity financings conducted by the Company during 2000, when the Company issued 4,380,086 common shares for net proceeds of $4,726,601. The proceeds from the financings were utilized to meet the Company's funding requirements on the East Lost Hills and San Joaquin Joint Venture programs and the acquisition and exploration of its working interests in the East Blossom Prospect and West Simon Project.

At August 31, 2000, the Company had working capital of $1,261,777, a slight decrease from a working capital of $1,337,755 at August 31, 1999. The Company has commitments of approximately $5.2 million for its share of planned expenditures on the East Lost Hills Joint Venture, the San Joaquin Joint Venture and the Regional California program during the 2001 calendar year. In order to meet its commitments, the Company continues to seek additional equity financing. Subsequent to August 31, 2000, the Company completed a private placement financing of 118,570 units, at $0.70 per unit, for $83,000. Each unit consists of one share and one warrant to purchase a further share, at $0.84 per share, on or before June 19, 2002. The Company has completed the first tranche of 500,000 units of an additional financing of 2.2 million units, at

$0.52 per unit, to raise a total of $1,144,000. Each unit will consist of one share and one warrant to entitle the holder to purchase a further share, at $0.52 per share, for a period of two years.

The Company's management may elect to acquire new projects, at which time the Company may require additional equity financing to fund overhead and maintain its interests in current projects, or may decide to relinquish certain of its properties or allow its interest to be diluted pursuant to the terms of the respective joint venture agreements. These decisions will be based on the results of ongoing exploration programs and the response of equity markets to the Company's projects and business plan.

The Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs, the acquisition of projects, and the availability of financings.

The Company does not now, and does not expect to engage in currency hedging to offset any risk of currency fluctuations.


ITEM 9A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
--------------------------------------------------------------------------------

Not Applicable.


ITEM 10.   DIRECTORS AND OFFICERS OF REGISTRANT.
--------------------------------------------------------------------------------

The name and municipality of residence and positions held with the Company during the five years prior to the date of this annual report of each director, officer, promoter and other member of management of the Company as of January 31, 2001, is as follows:

NAME AND MUNICIPALITY OF RESIDENCE         POSITION WITH THE COMPANY        TERM OF OFFICE (FOR EACH OFFICE HELD)
----------------------------------         -------------------------        -------------------------------------

DONALD W. BUSBY(1)<F1>                     Chairman                         From April 1999 - present
Conifer, Colorado, U.S.A.                  President                        From September 1999 - present; and
                                                                            February 1997 - April 1999
                                           Chief Executive Officer          From February 1997 - present
                                           Director                         From December 1988 - present
                                           Promoter                         From December 1988 - present

PHILIP ZACCARIA(2)<F2>                     Director                         From April 1999 - present
San Antonio, Texas, U.S.A.                 President                        From April 1999 - September 1999
                                           Chief Operating Officer          From April 1999 - September 1999

NICK DEMARE(1)<F1>                         Director                         January 1996 - present
Burnaby, British Columbia, Canada          President                        From January 1996 - February 1997

GEORGE MUSCROFT(1)<F1>                     Director                         From February 1997 - present
Tsawassen, British Columbia, Canada

HARVEY LIM                                 Corporate Secretary              From December 1988 - present
Vancouver, British Columbia, Canada        Director                         From October 1990 - May 1994





<F1>
(1)      Member of the Audit Committee.
<F2>
(2) Mr. Zaccaria did not stand for re-election at the Company's annual general meeting held on February 22, 2001.

The Company does not currently have an Executive Committee.

DONALD W. BUSBY (AGE 63), CHAIRMAN, PRESIDENT, CHIEF EXECUTIVE OFFICER, PROMOTER AND DIRECTOR

Since June 1988, Mr. Busby has been the president and owner of DWB Management Ltd. Mr. Busby, through DWB, provides marketing, financial management and consulting services to various mineral exploration companies, including the Company. Since August 1990, Mr. Busby has been the owner and president of Boone Petroleum Inc., a private company owned by Mr. Busby. Mr. Busby currently serves as an officer and director of other public reporting companies.

PHILIP ZACCARIA (AGE 41), DIRECTOR

Mr. Zaccaria has a Bachelor of Science (1983) in Petroleum Engineering from the University of Texas. Since June 1984, Mr. Zaccaria has been the President of PNP Petroleum, Inc. (San Antonio, Texas) PNP provides consulting services to oil and gas companies. Since June 1995, Mr. Zaccaria has been the President of Sonterin Energy Inc. Mr. Zaccaria is responsible for managing Sonterin's day-to-day operations. From August 1991 to December 1997, Mr. Zaccaria was the President of Mescalero Energy Inc. (San Antonio, Texas). Mescalero filed bankruptcy in December 1997. As President of Mescalero, Mr. Zaccaria was responsible for managing Mescalero's day-to-day operations.

Mr. Zaccaria did not stand for re-election at the Company's annual general meeting held on February 22, 2001.

NICK DEMARE (AGE 46), DIRECTOR

Mr. DeMare holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Since May, 1991, Mr. DeMare has been the President of Chase Management Ltd. (Vancouver, British Columbia), a private company which provides a broad range of administrative, management and financial services to private and public companies engaged in mineral exploration and development, gold and silver production, oil and gas exploration and production and venture capital. Mr. DeMare indirectly owns 100% of Chase. Mr. DeMare currently serves as an officer and director of other public reporting companies.

GEORGE MUSCROFT (AGE 71), DIRECTOR

Mr.  Muscroft  holds a Bachelor of Science degree from the University of Toronto
(1953) and has been a professional engineer since 1954. Since 1984, Mr. Muscroft has been the President of Modnar Enterprises, an independent consulting engineering firm.

HARVEY LIM (AGE 42), CORPORATE SECRETARY

Mr. Lim holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Mr. Lim was employed by Coopers & Lybrand (now PricewaterhouseCoopers LLC) from 1981 to 1988. Since 1988, Mr. Lim has been employed by Chase Management Ltd. Mr. Lim currently serves as an officer and director of other public reporting companies.

On February 22, 2001, Mr. Dick Darrow (age 80) was elected as a director of the Company. Mr. Darrow holds a Master of Geology degree from the University of California at Berkley. Mr. Darrow is a petroleum geologist resident in Bakersfield, California and has extensive experience in the oil and gas industry. From 1953 through March 1984, Mr. Darrow was employed with Standard Oil Company of California. Since his early retirement, as a senior staff geologist, Mr. Darrow has been a self-employed consulting geologist. Mr. Darrow has an extensive geological knowledge of the San Joaquin and Sacramento oil and gas basins of California.


ITEM 11.   COMPENSATION OF DIRECTORS AND OFFICERS.
--------------------------------------------------------------------------------

During the fiscal year ended August 31, 2000, the directors and officers of the Company, as a group, had received or charged the Company a total of $120,264 for services rendered by the directors and officers or companies owned by the individuals.

The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its directors and officers. The following fairly reflects all material information regarding compensation paid by the Company to its directors and officers, which information has been disclosed to the Company's shareholders in accordance with applicable Canadian law.

EXECUTIVE COMPENSATION

"Named Executive Officers" means the Chief Executive Officer ("CEO") of the Company, regardless of the amount of compensation of that individual, and each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $100,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was $100,000 whether or not they are an executive officer at the end of the fiscal year.

The Company currently has one Named Executive Officer, Donald W. Busby (the "Named Executive Officer"). The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officer during the financial years ended August 31, 1998, 1999 and 2000:

SUMMARY COMPENSATION TABLE

                                          ANNUAL COMPENSATION                LONG TERM COMPENSATION
                                  -----------------------------------------------------------------------
                                                                               AWARDS            PAYOUTS
                                                                      -----------------------------------
                                                                        SECURITIES   RESTRICTED
                                                                          UNDER       SHARES OR                ALL
                                                            OTHER        OPTIONS/    RESTRICTED               OTHER
       NAME AND                                            ANNUAL          SARS         SHARE      LTIP      COMPEN-
       PRINCIPAL                   SALARY      BONUS    COMPENSATION     GRANTED        UNITS     PAYOUTS    SATION
       POSITION          YEAR        ($)        ($)          ($)          (#)(2)<F2>     ($)        ($)        ($)
          (A)           (B)(1)<F1>   (C)        (D)          (E)           (F)           (G)        (H)        (I)
--------------------------------------------------------------------------------------------------------------------------
Donald W. Busby          2000        Nil        Nil          Nil           Nil/Nil       N/A        N/A      60,000(3)<F3>
Chairman, President,     1999        Nil        Nil          Nil       605,100/Nil       N/A        N/A      69,987(3)<F3>
CEO and Director         1998        Nil        Nil          Nil       108,300/Nil       N/A        N/A      68,726(3)<F3>
--------------------------------------------------------------------------------------------------------------------------

NOTES:

<F1>
(1)      Financial years ended August 31, 1998, 1999 and 2000.
<F2>
(2)      Figures  represent  options  granted  during  a  particular  year;  see
         "Aggregate  Option"   table  for  the  aggregate   number  of   options
         outstanding at year end.
<F3>
(3)      Amounts paid to private companies wholly owned by Mr. Busby.

LONG TERM INCENTIVE PLAN AWARDS

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Company has not granted any LTIP's during the financial year ended August 31, 2000.

STOCK APPRECIATION RIGHTS

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SAR's were granted to or exercised by the Named Executive Officer or directors during the financial year ended August 31, 2000.

OPTION GRANTS IN LAST FISCAL YEAR

The Company did not grant any stock options to the Named Executive Officer during the financial year ended August 31, 2000.

AGGREGATED  OPTION  EXERCISES  IN LAST  FISCAL YEAR AND FISCAL  YEAR-END  OPTION
VALUES

The following table sets forth details of all exercises of stock options during the financial year ended August 31, 2000 by the Named Executive Officer and the fiscal year-end value of unexercised options on an aggregated basis:


                                                                                                   VALUE OF UNEXERCISED
                                                                          UNEXERCISED OPTIONS AT   IN-THE-MONEY OPTIONS
                                                                             FISCAL YEAR-END        AT FISCAL YEAR-END
                                  SECURITIES            AGGREGATE                 (#)(3)<F3>         ($)(3)<F3>(4)<F4>
                                 ACQUIRED ON              VALUE
                                   EXERCISE              REALIZED              EXERCISABLE/            EXERCISABLE/
           NAME                     (#)(1)<F1>            ($)(2)<F2>          UNEXERCISABLE            UNEXERCISABLE
            (A)                      (B)                   (C)                     (D)                      (E)
------------------------------------------------------------------------------------------------------------------------
Donald W. Busby                    200,000                92,000               287,000/Nil                Nil/Nil
------------------------------------------------------------------------------------------------------------------------

NOTES:

<F1>
(1) Number of common shares of the Company acquired on the exercise of stock options.
<F2>
(2) Calculated using the closing price of common shares of the Company on the Canadian Venture Exchange.
<F3>
(3) As freestanding SARs have not been granted, the number of shares relate solely to stock options.
<F4>
(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the Canadian Venture Exchange on August 31, 2000 of $0.53 per share, less the exercise price of in-the-money stock options.

PENSION PLANS

The Company does not provide retirement benefits for directors or executive officers.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officer in the Company's most recently completed financial year or current financial year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

COMPENSATION OF DIRECTORS

The following table sets forth stock options granted by the Company during the financial year ended August 31, 2000 to directors who are not Named Executive Officers of the Company:


                                                                                          MARKET VALUE OF
                                                % OF TOTAL                             SECURITIES UNDERLYING
                        SECURITIES UNDER         OPTIONS             EXERCISE OR             OPTIONS ON
                         OPTIONS GRANTED        GRANTED IN           BASE PRICE            DATE OF GRANT        EXPIRATION
         NAME                (#)(1)<F1>     FINANCIAL YEAR(2)<F2>  ($/SECURITY)(3)<F3>      ($/SECURITY)           DATE
         (A)                   (B)                 (C)                   (D)                    (E)                 (F)
---------------------------------------------------------------------------------------------------------------------------
Nick DeMare                 100,000(4)<F4>        66.7%                 1.90                  1.90               Oct.1/02
---------------------------------------------------------------------------------------------------------------------------
George Muscroft              25,000                1.7%                 1.90                  1.90               Oct.1/02
---------------------------------------------------------------------------------------------------------------------------

NOTES:

<F1>
(1)      The options have no special vesting provisions. The market value of the common shares of the Company on the date of grant is the price at which the Company's shares closed for trading on the Canadian Venture
         Exchange on that day. Freestanding SARs have not been granted.
<F2>
(2)      Percentage of all options granted during the fiscal year.
<F3>
(3)      The exercise price of stock options was set according to the rules of the Canadian Venture Exchange. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital.
<F4>
(4)      Granted to Chase Management Ltd., a private company wholly owned by Mr. DeMare.

The following table sets forth details of all exercises of stock options/SARs during the financial year ended August 31, 2000 by directors who are not Named Executive Officers of the Company and the financial year- end value of unexercised options/SARs:

                                                                                                   VALUE OF UNEXERCISED
                                                                            UNEXERCISED            IN-THE-MONEY OPTIONS/
                                                                       OPTIONS/SARS AT FISCAL     SARS AT FISCAL YEAR-END
                              SECURITIES            AGGREGATE                 YEAR-END                ($)(3)<F3>(4)<F4>
                             ACQUIRED ON              VALUE                    (#)(3)<F3>
                               EXERCISE              REALIZED               EXERCISABLE/               EXERCISABLE/
         NAME                   (#)(1)<F1>           ($)(2)<F2>            UNEXERCISABLE               UNEXERCISABLE
          (A)                    (B)                   (C)                      (D)                         (E)
--------------------------------------------------------------------------------------------------------------------------
Nick DeMare                      Nil                   Nil                 250,000(5)<F5>/Nil             Nil/Nil
--------------------------------------------------------------------------------------------------------------------------
Phlip Zaccaria                   Nil                   Nil                  100,000/Nil                   Nil/Nil
--------------------------------------------------------------------------------------------------------------------------
George Muscroft                  Nil                   Nil                   25,000/Nil                   Nil/Nil
--------------------------------------------------------------------------------------------------------------------------

NOTES:

<F1>
(1) Number of common shares of the Company acquired on the exercise of stock options.
<F2>
(2) Calculated using the closing price of common shares of the Company on the Canadian Venture Exchange on the date of the exercise, less the exercise price per share.
<F3>
(3) As freestanding SARs have not been granted, the numbers relate solely to stock options.
<F4>
(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the Canadian Venture Exchange on August 31, 2000, less the exercise price of in-the-money stock options.
<F5>
(5) Granted to Chase Management Ltd., a private company wholly owned by Mr. DeMare.


During  the  most  recently   completed   financial  year,   directors  received
compensation for services provided to the Company in their capacities as directors and/or consultants and/or experts as follows:

COMPENSATION TABLE

                                                                         ANNUAL                      ALL OTHER
                                                                      COMPENSATION                  COMPENSATION
NAME OF DIRECTOR                                 YEAR(1)<F1>        - DIRECTORS FEES             - CONSULTING FEES
------------------------------------------------------------------------------------------------------------------------
Nick DeMare                                        2000                   $Nil                        $45,550(2)<F2>
------------------------------------------------------------------------------------------------------------------------
Philip Zaccaria                                    2000                   $Nil                        $14,714
------------------------------------------------------------------------------------------------------------------------
George Muscroft                                    2000                   $Nil                           $Nil
------------------------------------------------------------------------------------------------------------------------

NOTES:

<F1>
(1)      Financial year ended August 31, 2000.
<F2>
(2) Paid to Chase Management Ltd. ("Chase"), a private company wholly owned by Mr. DeMare, for accounting and professional services rendered by Chase personnel.


ITEM 12.   OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
           SUBSIDIARIES
--------------------------------------------------------------------------------

OPTIONS AND OTHER RIGHTS TO PURCHASE SECURITIES

Stock Options to purchase securities from the Company are granted to directors and employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the CDNX. Stock options must be approved by the Company's shareholders at an Annual General Meeting. The Company has no formal written stock option plan.

Under the stock option program, stock options for up to 10% of the number of issued and outstanding shares of common stock may be granted from time to time, provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding shares of common stock. No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all stock options granted under the stock option program must be at least equal to the fair market value of such shares of common stock on the date of grant, and the maximum term of each stock option may not exceed five years.

The exercise prices for stock options were determined in accordance with CDNX guidelines and reflect the average closing price of the Company's common stock for the ten trading days on the CDNX immediately preceding the date on which the directors granted and publicly announced the stock options.

As of January 31, 2001, the Company had granted an aggregate of 1,587,000 non-transferable incentive stock options to purchase shares of the Company's common stock to the following persons:


                                       NATURE                      NO. OF      EXERCISE
OPTIONEE                               OF OPTION                  OPTIONS        PRICE           EXPIRY DATE
--------                               ---------                  -------      --------          -----------
Donald W. Busby                        Director                    287,000       $1.14           Jul. 23/02
Chase Management Ltd.(1)<F1>           Employee                    150,000       $1.14           Jul. 23/02
Philip Zaccaria                        Employee                    100,000       $1.14           Jul. 23/02
Earl Helsley                           Employee                     50,000       $1.14           Jul. 23/02
Betty L. Moody                         Employee                     25,000       $1.14           Jul. 23/02
Chase Management Ltd.(1)<F1>           Employee                    100,000       $1.90           Oct. 1/02
George Muscroft                        Director                     25,000       $1.90           Oct. 1/02
Ian Padden                             Employee                     50,000       $0.77           Jun. 13/03
Donald W. Busby(2)<F2>                 Director                    393,000       $0.60           Jan. 25/04
George Muscroft(2)<F2>                 Director                     60,000       $0.60           Jan. 25/04
Nick DeMare(2)<F2>                     Director                    100,000       $0.60           Jan. 25/04
Ian Padden(2)<F2>                      Employee                     50,000       $0.60           Jan. 25/04
Dick Darrow(2)<F2>                     Employee                    100,000       $0.60           Jan. 25/04
Betty L. Moody(2)<F2>                  Employee                     15,000       $0.60           Jan. 25/04
Harvey Lim(2)<F2>                      Employee                     30,000       $0.60           Jan. 25/04
Arabella Smith(2)<F2>                  Employee                     15,000       $0.60           Jan. 25/04
Rosanna Wong(2)<F2>                    Employee                     15,000       $0.60           Jan. 25/04
Linda Liu(2)<F2>                       Employee                     15,000       $0.60           Jan. 25/04
Jacqueline Hibbs(2)<F2>                Employee                      7,000       $0.60           Jan. 25/04
                                                                 ---------
         Total                                                   1,587,000
                                                                 =========

<F1>
(1)      A private company indirectly wholly-owned by Mr. DeMare.
<F2>
(2) These options were granted on January 25, 2001 and approved by the CDNX on February 5, 2001.

All of the stock options terminate on the earlier of the expiration date or the 30th day following the day on which the director, officer or employee, as the case may be, ceases to be a director, officer or employee of the Company.

As of January 31, 2001, the directors and officers and companies controlled or under significant influence of officers and directors of the Company, as a group, held stock options to purchase up to 1,245,000 of the Company's common shares.

WARRANTS AND OTHER COMMITMENTS

As of January 31, 2001, there were transferable common share purchase warrants exercisable for the purchase of 5,851,301 common shares which expire at various times until January 16, 2003, and may be exercised at various prices ranging from $0.52 per share to $1.73 per share as follows:

        COMMON SHARES ISSUABLE
       UPON EXERCISE OF WARRANTS               EXERCISE PRICE PER SHARE                    EXPIRATION DATE

               2,790,234                               $0.97                                 Jul. 14/01
               1,256,782                               $1.73                                 Sept. 24/01
               1,185,715                               $0.84                                 Jun. 05/02
                 118,570                               $0.84                                 Jun. 19/02
                 500,000                               $0.52                                 Jan. 16/03
              ----------
               5,851,301
              ==========

The Company has also arranged a private placement with Hilton to purchase 1,700,000 units at a price of $0.52 per unit, with each unit consisting of one common share and one share purchase warrant. Each warrant will enable Hilton to purchase an additional common share at a price of $0.52 per share for a two year period. As of January 31, 2000, the private placement was not completed.

As of January 31, 2001, the Company's officers and directors and companies controlled or under significant influence of officers and directors of the Company, as a group, held warrants to purchase up to 1,692,055 of the Company's common shares.


ITEM 13.   INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.
--------------------------------------------------------------------------------

RELATED PARTY TRANSACTIONS

Other than as disclosed below, none of the present directors, officers or principal shareholders of the Company, nor any associate or affiliate of the foregoing, nor, to the best of the information and belief of the present management of the Company, any of the former directors, senior officers or principal shareholders of the Company, nor any associate or affiliate of such former directors, officers or principal shareholders, have or have had any interest, director or indirect, in any transaction, within the last year prior to the date of this annual report, or in any proposed transaction which has materially affected or will materially affect the Company except that:

1. Pursuant to the terms of a management contract (the "DWB Contract") with DWB Management Ltd. ("DWB"), a private company wholly-owned by
         Donald Busby, Trimark Inc. retained DWB to provide marketing, consulting and management services. In consideration therefor, DWB is paid a monthly fee of $7,000 and out-of-pocket disbursements incurred by DWB on behalf of the Company. In the past, the Company has also paid fees to Rockies, a private company wholly-owned by Donald W. Busby, for professional consulting services performed for Trimark Inc. by Rockies. No amounts were outstanding to DWB on August 31, 2000 and January 31, 2001.

2. The Company has retained Chase, a company indirectly wholly-owned by Nick DeMare, to provide administrative, accounting and management services. In consideration therefor, Chase is paid a monthly fee of $3,000 and out-of-pocket disbursements incurred by Chase on behalf of the Company. No amount was outstanding to Chase on August 31, 2000. As at January 31, 2001, $4,832 was outstanding and owed to Chase.

3. The Company has completed previous private placements, the subscribers of which include companies wholly-owned by Donald Busby and Nick DeMare, directors and officers of the Company. The securities issued pursuant to such private placements were issued in accordance with the pricing policies of the CDNX.

4. During the fiscal year ended August 31, 2000, the Company provided a US$125,000 relocation loan to Donald W. Busby. The loan bears interest at 5% per annum, compounded monthly, and matures on March 27, 2002. During the year ended August 31, 2000, interest income of $4,018 was recorded by the Company. At August 31, 2000, the US$125,000 principal, plus accrued interest of US$4,018, remained outstanding. As at January 31, 2001, the US$125,000 principal, plus accrued interest of US$5,429, remained outstanding.

See also "Item 11. Compensation of Directors and Officers."

INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT

During the fiscal year ended August 31, 2000, the Company provided a US$125,000 relocation loan to Donald W. Busby. The loan bears interest at 5% per annum, compounded monthly, and matures on March 27, 2002. The loan is due at maturity. At August 31, 2000, the US$125,000 principal, plus accrued interest of US$4,018, remained outstanding. As at January 31, 2001, the US$125,000 principal, plus accrued interest of US$5,429, remained outstanding.

CONFLICTS OF INTEREST

The table below shows that certain directors of the Company are also directors or officers of other companies which are engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time- to-time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they many have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director. The Company has no specific internal policy governing conflicts of interest. During the fiscal year ended August 31, 2000, no conflicts of interest arose, except as described below and in "Item 13. Interest of Management in Certain Transactions - Related Party Transactions." Where conflicts of interests arose, the directors of the Company disclosed their interests and abstained from voting on the transaction.

The following table identifies the name of each director of the Company and any company, which is a reporting issuer in Canada, and for which such director currently serves as an officer or director:

PRINCIPAL              REPORTING COMPANY                             CAPACITY                 PERIOD
---------              -----------------                             --------                 ------
Donald W. Busby        Hilton Petroleum Ltd.                         Director                 Sept/95 to present
                                                                     Chairman                 Apr/99 to present
                                                                     President                Sept/95 to Mar./99
                       QDM Ventures Ltd.                             President, CEO,          May/00 to present
                                                                     Director
                       Silverarrow Explorations Ltd.                 President, Director      Jan/01 to present







PRINCIPAL              REPORTING COMPANY                             CAPACITY                 PERIOD
---------              -----------------                             --------                 ------
Nick DeMare            Andean American Mining Corp.                  Secretary                Dec/95 to present
                       Dial Thru International Inc.                  Director                 Jan/91 to present
                       GGL Diamond Corp.                             Director                 May/89 to present
                       Golden Peaks Resources Ltd.                   Director                 Jan/92 to present
                       Hilton Petroleum Ltd.                         Director                 Oct/89 to present
                       IMA Exploration Inc.                          Director                 Mar/96 to present
                       International Big Sky Resources Corp.         Director, Secretary      Nov/96 to present
                       Kookaburra Resources Ltd.                     Director                 Jun/88 to present
                       Peruvian Gold Limited                         Director                 Feb/93 to present
                       Planex Ventures Ld.                           Director                 Jan/00 to present
                       QDM Ventures Ltd.                             Director                 May/00 to present
                       Silverarrow Explorations Ltd.                 Director                 Jan/01 to present

Dick Darrow            None                                          --                       --

George Muscroft        Fenway Resources Ltd.                         Director                 Sept/91 to present
                       Primo Resources International Inc.            Director                 Dec/91 to present

Harvey Lim             Consolidated Epix Technologies Limited        Director                 Dec/97 to present
                       Hilton Petroleum Ltd.                         Secretary                Jun/97 to present
                       Peruvian Gold Limited                         Secretary                May/95 to present
                       Planex Ventures Ltd.                          Director                 Jan/01 to present
                       Primo Resources International Inc.            Secretary                Feb/93 to present
                       QDM Ventures Ltd.                             Secretary                May/00 to present
                       Silverarrow Explorations Ltd.                 Secretary                Jan/01 to present

There are no known existing or potential conflicts of interest among the Company, promoters, directors, officers, principal holders of securities and persons providing professional services to the Company which could reasonably be expected to affect an investor's investment decision except as set forth below:

Mr. Donald Busby, the Chairman, President, Chief Executive Officer and a director of the Company, is also a director and officer of Hilton, which has acquired an interest in the San Joaquin Joint Venture and the East Lost Hills Joint Venture and has agreed to purchase units from the Company. See "Item 1. Description of Business" and "Item 12. Options to Purchase Securities From Registrant or Subsidiaries." The Company has acquired its interest in the East Lost Hills Joint Venture and San Joaquin Joint Venture from Hilton. STB, a wholly-owned subsidiary of Hilton, has earned from the Company a 25% working interest in certain of the wells in the Big Springs Unit. Mr. Nick DeMare, a director of the Company, is also a director of Hilton. Mr. Harvey Lim, the Corporate Secretary of the Company, is also an officer of Hilton. See "Item 1. Description of Business."

The Company does not have any agreements with its officers or directors, including any officers or directors with a conflict of interest, with respect to the amount of time they must spend on the Company's business.

                                     PART II

ITEM 14.   DESCRIPTION OF SECURITIES TO BE REGISTERED.
--------------------------------------------------------------------------------

Not applicable.


                                    PART III

ITEM 15.   DEFAULTS UPON SENIOR SECURITIES.
--------------------------------------------------------------------------------

None.


ITEM 16.   CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
           SECURITIES.
--------------------------------------------------------------------------------

Not applicable.


                                     PART IV

ITEM 17.   FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

See pages beginning with F-1.


ITEM 19.   FINANCIAL STATEMENTS AND EXHIBITS.
--------------------------------------------------------------------------------

FINANCIAL STATEMENTS


                                DESCRIPTION                                 PAGE

Audited Consolidated Financial Statements for the Years Ended                F-1
August 31, 2000, 1999 and 1998

EXHIBITS

   EXHIBIT
    NUMBER                                              DESCRIPTION                                           PAGE
    ------                                              -----------                                           ----

     1.1        Roll Over Articles of Golden Chance Resources Inc. and amendments                              N/A
                thereto.(1)<F1>

     1.2        Certificate of Continuance and Articles of Continuance for Trimark Resources                   N/A
                Ltd. and amendments thereto.(1)<F1>

     1.3        Bylaws of Trimark Resources Ltd.(1)<F1>                                                        N/A

     3.1        Letter of Intent dated February 25, 1999, between Hilton Petroleum, Inc., STB                  N/A
                Energy Inc. and Berkley Petroleum Corp.(1)<F1>

     3.2        Letter of Intent dated February 26, 1999, between Trimark Resources, Inc.,                     N/A
                Hilton Petroleum, Inc. and STB Energy, Inc.(1)<F1>

     3.3        Letter Agreement dated March 8, 1999, between Trimark Resources, Inc.,                         N/A
                Hilton Petroleum, Inc. and STB Energy, Inc.(1)<F1>

     3.4        Purchase and Sale Agreement dated June 15, 1999, between Hilton Petroleum,                     N/A
                Inc. and Trimark Resources, Inc.(1)<F1>

     3.5        Letter of Intent dated April 12, 1999, between Trimark Oil & Gas Ltd. and                      N/A
                Philip Zaccaria and amendment dated May 14, 1999.(1)<F1>

     3.6        Agreement dated April 11, 1997, between E.J. Helsley, Trimark Resources, Inc.                  N/A
                and International Trimark Resources Ltd.(1)<F1>

     3.7        Agreement dated September 10, 1997, between Trimark Resources, Inc.,                           N/A
                Trimark Oil & Gas Ltd. and Rainbow Oil & Gas, Inc.(1)<F1>

     3.8        Agreement dated September 12, 1997, between Trimark Resources, Inc.,                           N/A
                Trimark Oil & Gas Ltd. and STB Energy Inc.(1)<F1>

     3.9        Agreement dated September 1, 1993, between Trimark Resources Inc. and                          N/A
                DWB Management Ltd.(1)<F1>

     3.10       Participation Agreement dated October 8, 1997, between Trimark Resources,                      N/A
                Inc. and Texstar Petroleum, Inc. (2)<F2>

     3.11       Mutual Settlement and Release Agreement dated December 15, 1999 (3)<F3>                        N/A

     3.12       Form of Loan Agreement Between Donald W. Busby and Trimark Oil & Gas Ltd. dated                 81
                November 19, 1999

     3.13       Oil and Gas Prospect Exploration and Development Agreement dated February                       92
                26, 2000

<F1>
(1) Previously filed as an exhibit to the Company's Registration Statement on Form 20-F, filed with the Commission on July 29, 1999. File number 0-30196.





<F2>
(2) Previously filed as an exhibit to the Company's Amended Registration Statement on Form 20-F/A Amendment No. 1, filed with the Commission on October 29, 1999. File number 0-30196.
<F3>
(3) Previously filed as an exhibit to the Company's Amended Registration Statement on Form 20-F/A Amendment No. 3, filed with the Commission on January 18, 2000. File number 0-30196.

================================================================================



                             TRIMARK OIL & GAS LTD.


                        CONSOLIDATED FINANCIAL STATEMENTS

                               FOR THE YEARS ENDED

                         AUGUST 31, 2000, 1999 AND 1998

                         (EXPRESSED IN CANADIAN DOLLARS)


--------------------------------------------------------------------------------






                                      F-1                                   59

[D & H GROUP LETTERHEAD]



AUDITORS' REPORT




To the Shareholders of
Trimark Oil and Gas Ltd.


We have audited the consolidated balance sheets of Trimark Oil and Gas Ltd. as at August 31, 2000 and 1999 and the consolidated statements of loss and deficit and cash flow for the years ended August 31, 2000, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2000 and 1999 and the results of its operations and its cash flow for the years ended August 31, 2000, 1999 and 1998 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected assets and shareholders' equity as at August 31, 2000 and 1999 and results of operations for the year ended May 31, 2000, 1999 and 1998 to the extent summarized in Note 9 to the consolidated financial statements.

As explained in Note 2 to the consolidated financial statements, during the year ended August 31, 2000 the Company changed its method of accounting for petroleum interests from the successful efforts method to the full cost method.


                                                            /s/   D&H GROUP

Vancouver, B.C.
December 20, 2000                                          CHARTERED ACCOUNTANTS





                 (D&H Group was formerly known as Dyke & Howard)

                                   D&H Group
                         A PARTNERSHIP OF CORPORATIONS
     A Member of BHD Association with affiliated offices across Canada and
                                Internationally
      500-1441 Creekside Drive, Vancouver, B.C. V6J 4S7 [] www.dhgroup.ca
                    [] F (604) 731-9923 [] T (604) 731-5881


                                      F-2                                  60

                             TRIMARK OIL & GAS LTD.
                           CONSOLIDATED BALANCE SHEETS
                         AS AT AUGUST 31, 2000 AND 1999
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                                              2000                 1999
                                                                               $                     $

                                   A S S E T S
CURRENT ASSETS

Cash                                                                           1,306,708             1,573,481
Amounts receivable                                                               261,634                28,389
                                                                         ----------------     -----------------
                                                                               1,568,342             1,601,870

PETROLEUM INTERESTS (Note 3)                                                   7,795,380             5,096,125

OTHER ASSETS (Note 4)                                                            772,905                  -
                                                                         ----------------     -----------------
                                                                              10,136,627             6,697,995
                                                                         ================     =================

                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities                                         306,565               264,115
                                                                         ----------------     -----------------
                      S H A R E H O L D E R S ' E Q U I T Y

SHARE CAPITAL (Note 5)                                                        17,141,542            12,414,941

SHARE SUBSCRIPTIONS RECEIVED (Notes 12 and 5(a))                                  83,000             1,116,570

DEFICIT                                                                       (7,394,480)           (7,097,631)
                                                                         ----------------     -----------------
                                                                               9,830,062             6,433,880
                                                                         ----------------     -----------------
                                                                              10,136,627             6,697,995
                                                                         ================     =================

APPROVED BY THE BOARD


/s/ Donald W. Busby                          , Director
--------------------------------------------


/s/ Nick DeMare                              , Director
--------------------------------------------


                                      F-3                                  61

                             TRIMARK OIL & GAS LTD.
                         CONSOLIDATED STATEMENTS OF LOSS
               FOR THE YEARS ENDED AUGUST 31, 2000, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)




                                                                      2000               1999              1998
                                                                        $                 $                  $
                                                                                       (NOTE 1)          (NOTE 1)

REVENUES

Oil and gas sales                                                     202,714            135,865           228,983
Interest and other                                                    195,735              7,464             2,727
                                                               ---------------   ----------------   ---------------
                                                                      398,449            143,329           231,710
                                                               ---------------   ----------------   ---------------

EXPENSES

Production                                                            154,529            132,176           106,843
General and administrative                                            462,429            349,844           217,306
Depreciation, depletion and impairment                                 78,340          1,703,500         1,983,302
                                                               ---------------   ----------------   ---------------
                                                                      695,298          2,185,520         2,307,451
                                                               ---------------   ----------------   ---------------
NET LOSS FOR THE YEAR                                                (296,849)        (2,042,191)       (2,075,741)
                                                               ===============   ================   ===============


LOSS PER COMMON SHARE                                                $(0.02)           ($0.40)            ($0.84)
                                                               ===============   ================   ===============
WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                                       14,781,362          5,068,204         2,468,043
                                                               ===============   ================   ===============




                                      F-4                                  62

                             TRIMARK OIL & GAS LTD.
                       CONSOLIDATED STATEMENTS OF DEFICIT
               FOR THE YEARS ENDED AUGUST 31, 2000, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)





                                                              2000               1999              1998
                                                                $                 $                  $

DEFICIT - BEGINNING OF YEAR

As originally stated                                     (7,097,631)          (5,055,440)       (3,091,962)
Change in accounting policy (Note 2)                           -                    -              112,263
                                                     ---------------     ----------------   ---------------
As restated                                              (7,097,631)          (5,055,440)       (2,979,699)

NET LOSS FOR THE YEAR                                      (296,849)          (2,042,191)       (2,075,741)
                                                     ---------------     ----------------   ---------------
DEFICIT - END OF YEAR                                    (7,394,480)          (7,097,631)       (5,055,440)
                                                     ===============     ================   ===============




                                      F-5                                   63

                             TRIMARK OIL & GAS LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOW
               FOR THE YEARS ENDED AUGUST 31, 2000, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)




                                                                       2000              1999              1998
                                                                         $                 $                 $


CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                                (296,849)        (2,042,191)       (2,075,741)
Items not involving cash
    Depreciation, depletion and impairment                             78,340          1,703,500         1,983,302
                                                               ---------------    ---------------   ---------------
                                                                     (218,509)          (338,691)          (92,439)
Decrease (increase) in amounts receivable                            (233,245)             3,337           (17,777)
Increase (decrease) in accounts payable
     and accrued liabilities                                           42,450           (197,772)          290,012
                                                               ---------------    ---------------   ---------------
                                                                     (409,304)          (533,126)          179,796
                                                               ---------------    ---------------   ---------------
FINANCING ACTIVITIES

Issuance of common shares                                           3,933,801            493,990           153,000
Issuance of special warrants                                             -             4,400,200           984,900
Special warrants issuance costs                                          -              (276,404)          (86,039)
Share issue costs                                                    (323,770)              -                 -
Share subscriptions received                                           83,000          1,116,570              -
Advances (repayment of)                                                  -               (65,220)           31,000
                                                               ---------------    ---------------   ---------------
                                                                    3,693,031          5,669,136         1,082,861
                                                               ---------------    ---------------   ---------------
INVESTING ACTIVITIES

Additions to petroleum interests                                   (2,817,323)        (4,625,161)       (1,712,635)
Proceeds from sale of petroleum interests                              39,728          1,038,380              -
Additions to other assets                                            (772,905)              -                 -
                                                               ---------------    ---------------   ---------------
                                                                   (3,550,500)        (3,586,781)       (1,712,635)
                                                               ---------------    ---------------   ---------------
INCREASE (DECREASE) IN CASH
     FOR THE YEAR                                                    (266,773)         1,549,229          (449,978)

CASH - BEGINNING OF YEAR                                            1,573,481             24,252           474,230
                                                               ---------------    ---------------   ---------------
CASH - END OF YEAR                                                  1,306,708          1,573,481            24,252
                                                               ===============    ===============   ===============


See Note 11.

                                      F-6                                  64

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2000, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)


1.       ACCOUNTING POLICIES

         FINANCIAL STATEMENT PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant differences between these principles and those that would be accepted under United States generally accepted accounting principles ("US GAAP") are disclosed in Note 9.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         BASIS OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Trimark Resources Inc. and Safari Petroleum, LLC.

         REVENUE RECOGNITION

         The Company recognizes oil and gas revenues from its interests in producing wells as oil and gas is produced and sold from these wells. The Company has no gas balancing arrangements in place. Oil and gas sold is not significantly different from the Company's product entitlement.

         PETROLEUM PROPERTIES

         CAPITALIZED COSTS

         The Company follows the full cost method of accounting for petroleum and natural gas operations. Under this method all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized on a country-by-country basis. Costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

                                      F-7                                   65

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2000, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)


1.       ACCOUNTING POLICIES (continued)

         DEPLETION AND DEPRECIATION

         Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proven petroleum and natural gas reserves. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

         CEILING TEST

         In applying the full cost method, the Company performs a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of recorded deferred income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proven reserves. Net cash flow is estimated using year end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against earnings.

         See also Note 2.

         JOINT OPERATIONS

         Substantially all of the Company's oil and gas exploration, development and production activities are conducted jointly with others and, accordingly, these consolidated financial statements reflect the Company's proportionate interest in such activities.

         FOREIGN CURRENCY TRANSLATION

         The Company's foreign subsidiaries comprise a direct and integral extension of the Company's operations. These subsidiaries are entirely reliant on the Company to provide financing in order for them to continue their activities. Consequently, the functional currency of these subsidiaries is considered by management to be the Canadian dollar and accordingly, exchange gains and losses are included in income.

         Monetary assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange and non-monetary assets and liabilities at historical rates. Revenues and expenses are translated at appropriate transaction date rates except for amortization, depreciation and depletion, which are translated at historical rates. Gains and losses on translation are included in income.


                                      F-8                                  66

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2000, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)


1.       ACCOUNTING POLICIES (continued)

         INCOME TAXES

         The Company follows the liability method of accounting for income taxes in accordance with the Canadian Institute of Chartered Accountants new income tax standard. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. The adoption of this new standard has not had any impact on the Company's consolidated financial statements.

         SHARE OPTION PLAN

         The Company grants share options in accordance with the policies of the Canadian Venture Exchange (the "CDNX") as described in Note 5(c). No compensation expense is recognized for this plan when shares or share options are issued pursuant to the plan. Consideration paid for the shares on exercise of the share option is credited to share capital.

         LOSS PER COMMON SHARE

         Loss per common share is calculated using the weighted average number of shares outstanding during the year. Fully diluted loss per share are not presented as the exercise of the options and warrants would be anti-dilutive.

         COMPARATIVE FIGURES

         Certain of the 1999 and 1998 figures have been reclassified to conform with the presentation used in 2000.


2.       CHANGE IN ACCOUNTING POLICY

         During the year ended August 31, 2000, the Company changed its method of accounting for its petroleum interests from the successful efforts method to the full cost method, as described in Note 1. Management believes that the new accounting policy is more appropriate for oil and gas companies such as the Company.

         This change in accounting policy has been applied retroactively. Based on the Company's petroleum resource activities conducted to date, the deficit, as at August 31, 1998, was reduced by $112,263 and the loss for the year ended August 31, 1997 was increased by $112,263. No change to the reported net loss for the year ended August 31, 1999 was required as a result of the change in accounting policy.

                                      F-9                                  67

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2000, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)



3.    PETROLEUM INTERESTS


                                                                                2000                1999
                                                                                 $                    $
      Proved properties
         Proved acquisitions and leasehold costs                               3,102,658            2,578,542
         Tangible lease and well costs                                            58,326               53,984
         Exploration costs                                                       692,712              260,008
                                                                         ----------------    -----------------
                                                                               3,853,696            2,892,534
                                                                         ----------------    -----------------
      Unproved properties
         Unproved acquisitions and leasehold costs                             6,057,733            4,413,046
         Exploration costs                                                     1,579,181            1,407,435
                                                                         ----------------    -----------------
                                                                               7,636,914            5,820,481
                                                                         ----------------    -----------------
                                                                              11,490,610            8,713,015
      Less: accumulated depreciation, depletion and impairment                (3,695,230)          (3,616,890)
                                                                         ----------------    -----------------
                                                                               7,795,380            5,096,125
                                                                         ================    =================

         Property acquisition costs include costs incurred to purchase, lease, or otherwise acquire a property. Exploration costs include the costs of geological and geophysical activity, dry holes and drilling and equipping exploratory wells. Development costs include costs incurred to gain access to prepare development well locations for drilling and to drill and equip development wells.

         No write-down was required during the year ended August 31, 2000 from the ceiling test performed effective August 31, 2000. During the years ended August 31, 1999 and 1998, the Company wrote-down the carrying values of its petroleum interests by $1,649,518 and $1,755,234, respectively, from the ceiling tests performed effective August 31, 1999 and 1998. The ceiling test is a cost-recovery test and is not intended to result in an estimate of fair market value.

         See also Note 7(c).


                                      F-10                                   68

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2000, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)


4.       OTHER ASSETS

                                                  2000          1999
                                                   $              $
         Convertible note (a)                   588,880            -
         Loan to officer (b)                    184,025            -
                                          --------------    --------------
                                                772,905            -
                                          ==============    ==============

         (a) The Company holds a US$400,000 unsecured convertible note (the "ALPNET Note") issued by ALPNET, Inc. ("ALPNET"), a public Utah company trading on the facilities of the National Association of Securities Dealers. The ALPNET Note has a variable interest rate of US prime plus 2%, payable on a quarterly basis. The principal is repayable in three equal annual instalments commencing June 2, 2003. The Company has the right to convert all or any portion of the outstanding principal into common stock of ALPNET, on the basis of US$2.22 per share. ALPNET has the right to pay the full amount, or any portion, of the ALPNET Note prior to its maturity.

                  In connection with the ALPNET Note, ALPNET granted the Company a warrant to purchase up to 90,090 common shares of ALPNET, at an exercise price of US$3.33 per share, on or before June 2, 2002.

         (b) During the year ended August 31, 2000, the Company provided a US$125,000 relocation loan to the President of the Company. The loan bears interest at 5% per annum, compounded monthly, and matures on March 27, 2002. During the year ended August 31, 2000, interest income of $4,018 was recorded and is included in amounts receivable.



                                      F-11                                 69

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2000, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)


5.       SHARE CAPITAL


         Authorized - unlimited common shares without par value

         Issued and outstanding -

                                          2000                        1999                       1998
                                -------------------------   ------------------------   ------------------------
                                  NUMBER         $            NUMBER         $            NUMBER        $

Balance, beginning of year       11,625,360   12,414,941      3,306,710   5,854,294      1,132,310   3,558,978
                                -----------  ------------   -----------  -----------   -----------  ----------
Issued during the year
   Private placement              3,699,279    4,399,261           -           -              -           -
   Exercise of options              200,000      228,000        620,300     493,990        100,000     153,000
   Exercise of special
      warrants                         -            -         6,538,350   5,385,100        774,400     504,316
   Exercise of warrants             325,000      286,000           -           -              -           -
   Exercise of agents warrants      155,807      137,110           -           -              -           -
   Acquisition of petroleum
      interest                         -            -         1,160,000   1,044,000      1,300,000   1,638,000
                                -----------  ------------  ------------ ------------  ------------  ----------
                                  4,380,086    5,050,371      8,318,650   6,923,090      2,174,400   2,295,316
Issuance costs                         -        (323,770)          -       (362,443)          -           -
                                ----------- -------------  ------------ ------------  ------------  ----------
                                  4,380,086    4,726,601      8,318,650   6,560,647      2,174,400   2,295,316
                                ----------- -------------  ------------ ------------  ------------  ----------
Balance, end of year             16,005,446   17,141,542     11,625,360  12,414,941      3,306,710   5,854,294
                                =========== =============  ============ ============  ============  ==========

         (a) During the year ended August 31, 2000, the Company completed a number of private placement financings, as follows:

                      (i) 2,513,564 units, at $1.42 per unit, for proceeds of $3,245,491 net of finders fees and issue costs of $323,770. Each unit consisted of one common share and one share purchase warrant. Two warrants entitles the holder to purchase an additional common share for a period of two years, at a price of $1.56 per share on or before September 24, 2000 and thereafter, at $1.73 per share on or before September 24, 2001. Directors, officers and a company controlled by the Chairman of the Company purchased 202,079 units. As of August 31, 2000, the warrants remained unexercised.

                           As at August 31, 1999, the Company had received $1,116,570 and had recorded the amounts as share subscriptions received; and

                     (ii) 1,185,715 units at $0.70 per unit, for proceeds of $830,000. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of two years, at a price of $0.84 per share on or before June 5, 2002. The Chairman, private corporations controlled by the Chairman and a director of the Company purchased all of the units. As of August 31, 2000, the warrants remained unexercised.

                                      F-12                                 70

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2000, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)



5.       SHARE CAPITAL (continued)

         (b) During the year ended August 31, 1999, the Company completed a special warrant financing of 5,500,250 special warrants at a price of $0.80 per special warrant to raise gross proceeds of $4,400,200. The special warrants were then exercised, for no additional consideration, into 5,500,250 common shares and non-transferable share purchase warrants to purchase an additional 2,750,125 common shares for a period of two years, at a price of $0.88 per share on or before July 14, 2000 and thereafter at a price of $0.97 per share on or before July 14, 2001. Private corporations controlled by the Chairman and a director of the Company subscribed for 1,580,000 special warrants.

                  In connection with this offering, the Company paid the agents a fee of $180,584 and incurred $95,819 of issue costs. In addition, the Company granted the agents warrants (the "Agents Warrants") to purchase 520,916 common shares on the same basis as the warrants.

                  During the year ended August 31, 2000, the Company issued 480,807 common shares on the exercise of 325,000 warrants and 155,807 Agents Warrants, for proceeds of $423,110. As at August 31, 2000, 2,425,125 warrants and 365,109 Agents
                  Warrants remained outstanding.

         (c) The Company grants share options in accordance with the policies of the CDNX. Under the general guidelines of the CDNX the Company may reserve up to 10% of its issued and outstanding shares to its employees, directors or consultants to purchase shares of the Company. The exercise price of any option is not less than the greater of: i) closing price on the CDNX on the last day of trading preceding the grant date less a specified discount; and ii) $0.10.

                  Stock options to directors and employees of the Company and consultants to acquire 837,000 shares were granted and outstanding as at August 31, 2000. These options are exercisable on varying dates expiring from fiscal 2000 to fiscal 2003 at prices ranging from $1.14 to $1.90 per share.

                  Details of options outstanding are as follows:

                                                    2000                 1999
                                                   NUMBER               NUMBER
                                                 OF OPTIONS           OF OPTIONS

                  Balance, beginning of year       902,000              208,300
                  Granted                          150,000            1,314,000
                  Exercised                       (200,000)            (620,300)
                  Cancelled/expired                (15,000)                -
                                              -------------        -------------
                  Balance, end of year             837,000              902,000
                                              =============        =============

                                      F-13                                71

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2000, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)


5.       SHARE CAPITAL (continued)

         (d) As at August 31, 2000, 31,250 common shares are held in escrow, the release of which is subject to the determination and direction of the regulatory authorities.

         (e)      See also Note 12.


6.       INCOME TAXES

         As at August 31, 2000, the Company had accumulated non-capital losses for Canadian income tax purposes of approximately $961,000 which expire from 2001 to 2007 and a capital loss of approximately $164,000 which may be carried forward indefinitely. In addition, the Company's United States subsidiaries have tax basis net operating losses of approximately US$2,008,000. The potential income tax benefits of these losses have not been recognized in the accounts.


7.       RELATED PARTY TRANSACTIONS

         (a) Certain of the Company's petroleum properties are operated by a private corporation controlled by the President of the Company.

         (b) During the year ended August 31, 2000, the Company was charged $120,264 (1999 - $144,232; 1998 - $100,060) for management, professional, accounting and administrative fees and rent provided by companies controlled by directors of the Company and a former president of the Company.

         (c) During the year ended August 31, 1999, the Company and Hilton Petroleum Inc. ("Hilton Inc.") entered into a number of agreements whereby the Company purchased, from Hilton Inc., certain leasehold interests in unproved petroleum properties for US$3,450,000 and sold, to Hilton Inc., certain leasehold interests for US$700,000. The net consideration of US$2,750,000 consisted of US$2,050,000 cash and US$700,000 paid by the issuance of 1,160,000 common shares of the Company. Hilton Inc. is a wholly-owned subsidiary of Hilton Petroleum Ltd. ("Hilton"), a public company with common directors and management.

         (d)      See also Note 4.



                                      F-14                                 72

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2000, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)


8.       SEGMENTED INFORMATION

         As at August 31, 2000, the Company and its subsidiaries operated in one industry segment, the exploration for, and the development and production of crude oil and natural gas. The Company's current petroleum interests are located in the United States and its corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:


                                                                             2000
                                                      ---------------------------------------------------
                                                       IDENTIFIABLE                             NET
                                                          ASSETS            REVENUES       INCOME (LOSS)
                                                            $                  $                 $
United States                                             8,223,111           260,952           (54,324)
Canada                                                    1,913,516           137,497          (242,525)
                                                      --------------    --------------    ---------------
                                                         10,136,627           398,449          (296,849)
                                                      ==============    ==============    ===============


                                                                             1999
                                                      ---------------------------------------------------
                                                       IDENTIFIABLE                             NET
                                                          ASSETS            REVENUES       INCOME (LOSS)
                                                            $                  $                 $
United States                                             5,410,650           135,865        (1,645,195)
Canada                                                    1,287,345             7,464          (396,996)
                                                      --------------    --------------    ---------------
                                                          6,697,995           143,329        (2,042,191)
                                                      ==============    ==============    ===============


                                                                             1998
                                                      ---------------------------------------------------
                                                       IDENTIFIABLE                             NET
                                                          ASSETS            REVENUES       INCOME (LOSS)
                                                            $                  $                 $
United States                                             2,207,750           228,983        (2,551,638)
Canada                                                       17,072             2,727           475,897
                                                      --------------    --------------    ---------------
                                                          2,224,822           231,710        (2,075,741)
                                                      ==============    ==============    ===============



                                      F-15                                  73

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2000, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)


9.       DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES

         (a) The consolidated financial statements of the Company have been prepared in accordance to Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

                  Consolidated Statement of Loss

                                                                      2000               1999               1998
                                                                        $                  $                  $
                  Net loss as reported under Canadian GAAP          (296,849)        (2,042,191)        (2,075,741)
                  Adjustments for related party
                    transactions (ii)                                   -               450,084            574,292
                  Stock-based compensation (iv)                      (98,126)          (735,393)          (137,324)
                  Other compensation expense (vii)                  (134,742)           (31,600)           (91,180)
                                                               --------------     --------------     --------------
                  Net loss under US GAAP                            (529,717)        (2,359,100)        (1,729,953)
                                                               ==============     ==============     ==============
                  Weighted average number of
                    common shares outstanding (i)                 15,012,218          5,296,479          3,954,706
                                                               ==============     ==============     ==============
                  Loss per share under US GAAP                         (0.04)             (0.45)             (0.44)
                                                               ==============     ==============     ==============




                  Consolidated Balance Sheet

                                                                                         2000               1999
                                                                                           $                  $
                  Total assets under Canadian GAAP                                    10,136,627          6,697,995
                  Adjustments for related party transactions (ii)                     (2,744,022)        (2,744,022)
                  Deferred tax asset (v)                                               1,651,821          1,573,000
                  Less:  Valuation allowance (v)                                      (1,651,821)        (1,573,000)
                                                                                   --------------     --------------
                  Total assets under US GAAP                                           7,392,605          3,953,973
                                                                                   ==============     ==============

                  Total liabilities under Canadian GAAP                                  306,565            264,115
                                                                                   --------------     --------------
                  Total liabilities under US GAAP                                        306,565            264,115
                                                                                   ==============     ==============

                  Total shareholders' equity under Canadian GAAP                       9,830,062          6,433,880
                  Adjustments for related party transactions (ii)                     (2,744,022)        (2,744,022)
                                                                                   --------------     --------------
                  Total shareholders' equity under US GAAP                             7,086,040          3,689,858
                                                                                   ==============     ==============


                                      F-16                                 74

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2000, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)


9.       DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES (continued)

                     (i)   Escrowed Shares

                           Under US GAAP escrowed shares are not included in the computation of loss per share and the common shares which underlie the special warrants are included in the calculation of loss per share.

                    (ii) Capital Contributions with Respect to Related Party Transactions

                           As described in Note 7(c), the Company has acquired and disposed of certain petroleum interests with Hilton Inc. for a combination of monetary and non-monetary consideration.

                           US GAAP requires that certain transfers of non-monetary assets to a company by its promoters or shareholders, in exchange for stock, should generally be recorded at the transferor's historical cost basis, whereas under Canadian GAAP, transfers of non-monetary assets may be recorded based on the fair value of either the stock issued or the assets acquired under certain circumstances. Under Canadian GAAP these transactions were recorded at their fair values. The transactions have been adjusted to reflect the transactions based on the historical cost basis.

                           The net loss under US GAAP has also been adjusted for the subsequent amortization and impairment charges of a portion of these petroleum interest acquisitions costs.

                   (iii)   Ceiling test on petroleum interests

                           US GAAP requires that the net book value of proved petroleum interests not exceed the sum of the present value of estimated future net revenues (determined using current prices of petroleum production less estimated future expenditures to be incurred in developing and producing the proved reserves, discounted at ten percent). This ceiling test was performed effective August 31, 2000 and it was determined that no write-down of proved petroleum interests was necessary.

                    (iv) The Company grants stock options which reserves common shares for issuance to employees and directors. Under Canadian GAAP, the issuance of stock options is not recognized for accounting purposes. Under US GAAP, the issuance of stock options requires an assessment to determine stock based compensation. Accordingly, the Company has applied the provisions of Financial Account Standards ("SFAS") 123 Accounting for Stock-Based Compensation to calculate stock-based compensation under US GAAP using the fair value method.

                                      F-17                                 75

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2000, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)




9.       DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES (continued)

                           The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2000, 1999 and 1998:

                                                                 2000                1999               1998
                                                          ----------------   -----------------    ----------------
                           Risk-free interest rate          5.63% - 5.79%        6.25% - 7.5%       4.75% - 6.50%
                           Expected volatility                   87%                  89%                112%
                           Expected lives                     2 - 3 years           3 years           2 - 3 years

                     (v)   Income Tax

                           Under Canadian GAAP, deferred tax assets relating to the potential benefit of income tax loss carryforwards are not recognized unless there is virtual certainty of realization of the benefit. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be recognized to fully offset the deferred tax asset.

                           As at August 31, 2000, the Company has fully reserved the $1,651,821 tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined. Of the total tax benefit, $78,821 is attributable to the year ended August 31, 2000.

                    (vi)   Private  Placements  of  Common  Stock  and   Special
                           Warrants with Related Parties

                           US GAAP requires disclosure of private placements conducted by the Company where directors and officers of the Company are participants. During the year ended August 31, 2000, directors, officers and companies controlled by the directors or officers acquired 1,387,794 shares or special warrants (1999 - 1,580,000; 1998 - 340,000) of the Company, pursuant to private placements conducted by the Company, for cash proceeds of $1,116,952 (1999 - $1,264,000; 1998
                           - $374,000).


                                      F-18                                 76

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2000, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)


9.       DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES (continued)

                   (vii)   Private Placements of Common Stock

                           The Company conducts the majority of its equity financings pursuant to private placements. Under the policies of the Canadian Venture Exchange, on which the Company's common stock is listed, the Company may provide a discount off the market price of the Company's common stock. US GAAP does not permit a discount from the market price. US GAAP requires the recognition of the market value of the Company's common stock as a credit to share capital, with a charge to operations for the portion of the discount relating to equity financings conducted with officers and directors of the Company and a charge to shareholders' equity, as a capital distribution, for the discount relating to the remaining portion of the equity financings.

                           Under US GAAP, loss and capital distributions for the year ended August 31, 2000 would increase by $134,742 (1999 - $31,600; 1998 - $91,180) and $184,919 (1999 -
                           $37,805;  1998 - $167,736),  respectively,  and share
                           capital, as at August 31, 2000 would increase by $647,982 (1999 - $328,321). There is no net change to shareholders' equity.

         (b) The Company's consolidated statements of cash flow comply with US GAAP.

         (c)      New Technical Pronouncements

                  In June 1998 SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and No. 138, were issued for fiscal years beginning after June 15, 2000. The impact of the adoption of the new standard is currently being reviewed by the Company.

                  In March 2000 FIN No. 44 "Accounting for Certain Transactions Involving Stock Compensation, An Interpretation of APB Opinion No. 25" was issued for fiscal years beginning after July 1, 2000. Adoption of FIN No. 44 is not expected to have an impact on the Company's consolidated financial statements.


                                      F-19                                 77

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2000, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)


10.      FINANCIAL INSTRUMENTS

         The fair values of financial instruments at August 31, 2000 and 1999, were estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to August 31, 2000 and 1999 may differ significantly from that presented.

         Fair  value   approximates  the  amounts  reflected  in  the  financial
         statements for cash, accounts receivable, other assets and accounts payable and accrued liabilities.

         The accounts receivable are from various companies operating in the oil and gas industry in the United States and are subject to normal industry credit risks.


11.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company as follows:

                                                                   2000             1999             1998
                                                                    $                $                $
         Investing activities
           Acquisition of petroleum interests
              with issuance of shares                                -           (1,044,000)      (1,638,000)
                                                             ==============   ==============   ==============
         Financing activities
           Issuance of shares for petroleum interests                -            1,044,000        1,638,000
           Issuance of shares for special warrants exercised         -            5,385,100          504,316
           Special warrants exercised                                -           (5,385,100)        (504,316)
                                                             --------------   --------------   --------------
                                                                     -            1,044,000        1,638,000
                                                             ==============   ==============   ==============

         Other supplementary cash flow information:


                                                                   2000             1999             1998
                                                                    $                $                $

Interest paid in cash                                             12,649             -                -
                                                             ============     =============    ==============
Income taxes paid in cash                                           -                -                -
                                                             ============     =============    ==============



                                      F-20                                 78

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2000, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)

12.      SUBSEQUENT EVENTS

         Subsequent to August 31, 2000, the Company:

              i) completed a private placement financing of 118,570 units at $0.70 per unit. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share at $0.84 per share on or before June 19, 2002. As at August 31, 2000, the Company had received $83,000 and recorded as share subscriptions received; and

             ii) agreed to conduct a private placement financing of 2,200,000 units at $0.52 per unit. Each unit will consist of one common share and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase one common share at a price of $0.52 per share for a period of two years. The proposed purchasers of the private placement are a company owned by the President of the Company and Hilton.



                                      F-21                                 79

                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duty authorized.


                                        TRIMARK OIL & GAS LTD.


                                        /s/ Nick DeMare
Dated:  FEBRUARY 28, 2001               ----------------------------------------
                                        Nick DeMare, Director