Form 20-F
period 2001-08-31
TRIMARK OIL & GAS LTD
filed 2002-02-06
CIK 1050807

FORM 20-F

[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities
    Exchange Act of 1934

                                       or

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act
    of 1934
                    FOR THE FISCAL YEAR ENDED AUGUST 31, 2001

                                       or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange
    Act of 1934

              For the transition period from _________ to _________

                        Commission file number: 000-30196

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

                                 NOT APPLICABLE
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                 20,488,016 COMMON SHARES AS OF AUGUST 31, 2001

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes      X        No
    -----------      ---------

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17     X     Item 18                                           Page 1 of 75
        ---------         -----------

GENERAL INFORMATION:

UNLESS OTHERWISE INDICATED, ALL REFERENCES HEREIN ARE TO CANADIAN DOLLARS.

                                    GLOSSARY

The following is a glossary of oil and gas terms used in this report:

anticlines          Underground  mountain-shaped  strata covered with caprock or an impervious layer.

BBL                 or barrel 34.972 Imperial gallons or 42 U.S. gallons.

BCF                 One billion cubic feet.

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

MBO                 One thousand barrels of oil.

MCF                 One thousand cubic feet.

MCFE                One thousand cubic feet equivalent.

md Millidarcies - a term used to measure the relative ease with which oil and gas can flow.

MMBOE               One million barrels of oil equivalent.

MMCF                One million cubic feet.

MMCFE               One million cubic feet equivalent.

MMCF/D              One million cubic feet per day.

net acres           The  gross  acres  multiplied  by  the  percentage   working
                    interest therein owned or to be owned by the Company.

net reserves        The  Company's  lessor  royalty,   overriding  royalty,  and
                    working interest share of reserves from the properties, after deduction of all freehold, and overriding royalties payable to others.

net revenue         The percentage interest in which the lessor has the right to
interest            receive a specified fractional share of the mineral produced from the property or value thereof.

net wells           The  gross  wells  multiplied  by  the  percentage   working
                    interest therein owned or to be owned by the Company.

NGLs                Natural gas liquids.

present value       The present value of estimated future net revenues  computed by applying current prices of oil and gas reserves to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves computed using a discount factor of ten percent and assuming continuation of existing economic conditions.

proved oil and      Proved oil and gas reserves are the estimated  quantities of
gas reserves        crude oil,  natural  gas,  and  natural  gas  liquids  which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made.
                    Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

                    (i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:

                         (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and

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


proved developed    Reserves  that  can  be  expected  to be  recovered  through
oil and gas         existing   wells  with  existing   equipment  and  operating
reserves            methods.  Additional  oil and gas  expected  to be  obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

proved undeveloped  Reserves that are expected to be recovered from new wells on reserves undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances are estimates for proved undeveloped reserves attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

proved properties   Properties with proved reserves.

unproved properties Properties with no proved reserves.

reversionary        A portion of an economic  interest  that will be returned to
interest            its former owner after a predetermined  amount of production or income has been produced.

undeveloped         Lands on which there are no current reserves assigned.
acreage

water flooding      The secondary  recovery method in which water is forced down injection wells laid out in various patterns around the producing wells. The water injected displaces the oil and forces it to the producing wells.

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

Forward Looking Statements

Pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), the Company cautions readers regarding forward looking statements found in the followin g discussion and elsewhere in this registration statement and in any other statement made by, or on the behalf of the Company, whether or not in future filings with the SEC. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. The Company disclaims any obligation to update forward looking statements. Readers should also understand that under Section 27A(b)(2)(D) of the Securities Act, and
Section 21E(b)(2)(D) of the Securities Exchange Act, the "safe harbor" provisions of the PSLRA do not apply to statements made in connection with an initial public offering.

                                     PART I

ITEM 1.  DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.
--------------------------------------------------------------------------------

Not applicable.


ITEM 3.  KEY INFORMATION.
--------------------------------------------------------------------------------

Selected Financial Data

The selected financial data of the Company for the years ended August 31, 2001, 2000 and 1999, was derived from the financial statements of the Company which have been audited by D & H Group (formerly Dyke & Howard), independent Chartered Accountants, as indicated in their report which is included elsewhere in this report. The selected financial data set forth for the years ended August 31, 1998 and 1997 are derived from the Company's audited financial statements, not included herein.

The information in the following table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Reference is made to Note 11 of the Company's consolidated financial statements included herein for a discussion of the material differences between Canadian generally accepted accounting principles ("GAAP") and U.S. GAAP, and their effect on the Company's financial statements.


                                                            ($ in 000, except per share data)
                                               -----------------------------------------------------------
                                                                  Year Ended August 31,
                                               -----------------------------------------------------------
                                                 2001         2000         1999        1998         1997

Revenues                                          $635         $398        $143         $232        $156
Production                                        $185         $155        $132         $107         $81
Depreciation, depletion and impairment          $5,168          $78      $1,703       $1,983         $49
General and administrative                        $330         $462        $350         $217        $193
Net income (loss)                              $(5,048)       $(297)    $(2,042)     $(2,076)      $(167)
Income (loss) per share                         $(0.29)      $(0.02)     $(0.40)      $(0.84)     $(0.16)
Weighted average number of shares               17,361       14,771       5,058        2,458       1,059
Dividends per share                              $0.00        $0.00       $0.00        $0.00       $0.00

Working capital (deficiency)                     $(547)      $1,262      $1,338        $(471)       $282
Resource assets                                 $7,022       $7,795      $5,096       $2,169        $801
Other assets                                      $619         $773           -            -           -
Shareholders' equity                            $7,094       $9,830      $6,434       $1,698      $1,083
Total assets                                    $8,168      $10,137      $6,698       $2,225      $1,289



Adjustment to United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance to Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

Consolidated Statement of Loss

                                                      2001            2000           1999
                                                       $               $               $

Net loss as reported under Canadian GAAP          (5,048,280)       (296,849)     (2,042,191)
Adjustments for related party
     transactions (ii)                               815,793               -         450,084
Stock-based compensation (iv)                       (316,069)        (98,126)       (735,393)
Other compensation expense (vii)                    (172,720)       (134,742)        (31,600)
                                                 -----------     -----------     -----------
Net loss under US GAAP                            (4,721,276)       (529,717)     (2,359,100)
                                                 ===========     ===========     ===========
Weighted average number of
     common shares outstanding (i)                17,361,325      15,012,218       5,296,479
                                                 ===========     ===========     ===========
Loss per share under US GAAP                          (0.27)          (0.04)          (0.45)
                                                 ===========     ===========     ===========

Consolidated Balance Sheet


                                                           2001            2000
                                                            $               $

Total assets under Canadian GAAP                         8,168,171     10,136,627
Adjustments for related party transactions (ii)         (1,928,229)    (2,744,022)
Deferred tax asset (v)                                   2,490,000      1,651,821
Less:  Valuation allowance (v)                          (2,490,000)    (1,651,821)
                                                       -----------    -----------
Total assets under US GAAP                               6,239,942      7,392,605
                                                       ===========    ===========
Total liabilities under Canadian GAAP                    1,073,829        306,565
                                                       -----------    -----------
Total liabilities under US GAAP                          1,073,829        306,565
                                                       ===========    ===========
Total shareholders' equity under Canadian GAAP           7,094,342      9,830,062
Adjustments for related party transactions (ii)         (1,928,229)    (2,744,022)
                                                       -----------    -----------
Total shareholders' equity under US GAAP                 5,166,113      7,086,040
                                                       ===========    ===========

(i)    Earnings per Share

       UnderUS GAAP outstanding special warrants are included in the calculation of loss per share.

(ii)   Capital Contributions with Respect to Related Party Transactions

       During the year ended August 31, 1999, the Company acquired and disposed of certain petroleum interests with Hilton Inc. for a combination of monetary and non-monetary consideration.

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

(iii)  Ceiling test on petroleum interests

       US GAAP requires that the net book value of proved petroleum interests not exceed the sum of the present value of estimated future net revenues (determined using current prices of petroleum production less estimated future expenditures to be incurred in developing and producing the proved reserves, discounted at ten percent). This ceiling test was performed effective August 31, 2001 and it was determined that no additional write-down of proved petroleum interests was necessary.

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

       The fair value of each  option  grant is  estimated  on the date of grant
       using  the   Black-Scholes   option  pricing  model  with  the  following
       assumptions used for grants in 2001, 2000 and 1999:


                                                     2001                2000               1999
                                              ------------------  ------------------  -----------------

       Risk-free interest rate                  4.81% - 6.47%       5.63% - 5.79%       6.25% - 7.5%
       Expected volatility                           124%                87%                 89%
       Expected lives                              3 years           2 - 3 years           3 years


(v)    Income Tax

       Under Canadian GAAP, deferred tax assets relating to the potential benefit of income tax loss carryforwards are not recognized unless there is virtual certainty of realization of the benefit. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be recognized to fully offset the deferred tax asset.

       As at August 31, 2001, the Company has fully reserved the $2,490,000 tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined. Of the total tax benefit, $838,179 is attributable to the year ended August 31, 2001.

(vi)   Private  Placements  of Common  Stock and Special  Warrants  with Related
       Parties

       US GAAP requires disclosure of private placements conducted by the Company where directors and officers of the Company are participants. During the year ended August 31, 2001, directors, officers and companies controlled by the directors or officers acquired 2,284,000 shares or special warrants (2000 - 1,387,794; 1999 - 1,580,000) of the Company,
       pursuant to private placements conducted by the Company, for cash proceeds of $1,223,360 (2000 - $1,116,952; 1999 - $1,264,000).

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

       Under US GAAP, loss and capital distributions for the year ended August 31, 2001 would increase by $172,720 (2000 - $134,742; 1999 - $31,600) and
       $140,700 (2000 - $184,919; 1999 - $37,805), respectively,
       and share capital, as at August 31, 2001 would increase by $961,402 (2000
       - $647,982). There is no net change to shareholders' equity.

The Company's consolidated statements of cash flow comply with US GAAP.

New Technical Pronouncements

In September 2000, SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - A Replacement of FASB Statement No. 125" was issued. Adoption of SFAS No. 140 is not expected to have an impact on the Company's financial statements.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets". SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. For all business combinations for which the date of acquisition is after June 30, 2001, SFAS 141 also establishes specific criteria for the recognization of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain rather than deferred and amortized. SFAS 142 changes the accounting for goodwill and other intangible assets after an acquisition. The most significant changes made by SFAS 142 are: 1) goodwill and intangible assets with indefinite lives will no longer be amortized; 2) goodwill and intangible assets with indefinite lives must be tested for impairment at least annually; and 3) the amortization period for intangible assets with finite lives will no longer be limited to forty years. The Company does not believe that the adoption of these statements will have a material effect on its financial position, results of operations, or cash flows.

In June 2001,  the FASB also approved for issuance SFAS 143,  "Asset  Retirement
Obligations." SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of assets retirement cost to expense, (4) subsequent measurement of the liability, and (5) financial statement disclosure. SFAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The adoption of SFAS 143 is not expected to have a material effect on the Company's financial position, results of operations, or cash flows.

Exchange Rate History

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years ended August 31, 2001, 2000, 1999, 1998 and 1997.

Period                                                   Average
------                                                   -------

September 1, 2000 - August 31, 2001                      0.6537
September 1, 1999 - August 31, 2000                      0.6805
September 1, 1998 - August 31, 1999                      0.6682
September 1, 1997 - August 31, 1998                      0.6901
September 1, 1996 - August 31, 1997                      0.7296

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the four-month period ended December 31, 2001.


Month                                       High                       Low
-----                                       ----                       ----

July 2001                                  0.6622                     0.6472
August 2001                                0.6547                     0.6456
September 2001                             0.6437                     0.6330
October 2001                               0.6418                     0.6287
November 2001                              0.6363                     0.6241
December 2001                              0.6396                     0.6254

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The noon rate of exchange on December 31, 2001, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$0.6279 (US$1.5925 = CDN$1.00).

Risk Factors

Due to the nature of the Company's business and the present stage of exploration on its oil and gas prospects, the following risk factors apply to the Company's operations:

Accumulated Losses

During the year ended August 31, 2001, the Company incurred a loss of approximately $5.0 million, and as at August 31, 2001, the Company had an accumulated deficit of approximately $12.4 million. To date the Company's oil and gas production has not generated sufficient operating cash flows to provide working capital for the Company's ongoing overhead, the funding of its petroleum property acquisitions and the exploration and development of these properties. There can be no assurances that the Company will be able to successfully develop its properties and achieve profitability from its operations.

Exploration and Production Risks

The business of exploring for and producing oil and gas involves a substantial risk of investment loss which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Drilling oil and gas wells involves the risk that the wells will be unproductive or that, although productive, the wells do not produce oil and/or gas in economic quantities. Other hazards, such as unusual or unexpected geological formations, pressures, fires, blowouts, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well. Adverse weather conditions can also hinder drilling operations. A productive well may become uneconomic in the event water or other deleterious substances are encountered, which impair or prevent the production of oil and/or gas from the well. In addition, production from any well may be unmarketable if it is impregnated with water or other deleterious substances. As with any petroleum property, there can be no assurance that oil and gas will be produced from the properties in which the Company has interests. In addition, the marketability of oil and gas which may be acquired or discovered, will be affected by numerous factors beyond the control of the Company. These factors include the proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. The extent of these factors cannot be accurately predicted, but any one or a combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no assurance that additional crude oil or natural gas in commercial quantities will be discovered by the Company.

Financing Risks

As at December 31, 2001, the Company had a working capital deficiency of approximately $920,000. The Company has anticipated exploration and development expenditures, completion costs and ongoing overhead for 2002 totaling approximately $1.9 million.

The Company has primarily relied on the sale of its equity capital and disposition of petroleum interests to fund the acquisition, exploration and development of its petroleum properties. It has no assurance that additional funding will be available to it for exploration and development of its projects or to fulfil its obligations under any applicable agreements. There can be no assurance that the Company will be able to generate sufficient operating cash flow or obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to generate additional operating cash flow or obtain additional financing could result in substantial dilution of the Company's petroleum interests, or delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

As of the date of this report, the Company has initiated a number of alternatives to provide funding for its commitments. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources."

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

Uninsurable Risks

Although management believes the operator of any properties in which the Company and its subsidiaries may acquire interests, will acquire and maintain appropriate insurance coverage in accordance with standard industry practice, the Company and its subsidiaries may suffer losses from uninsurable hazards or from hazards which the operator has chosen not to insure against because of high premium costs or other reasons. The Company and its subsidiaries intend to continue to engage in the drilling of both exploratory and development wells. Exploratory wells have much greater dry hole risk than do wells which are drilled offsetting established production. The Company and its subsidiaries may become subject to liability for pollution, fire, explosion, blow-outs, cratering and oil spills against which are in excess of coverages, if any, maintained by the operator. Such events could result in substantial damage to oil and gas wells, producing facilities and other property and personal injury. The payment of any such liabilities may have a material, adverse effect on the Company's financial position.

Anadarko, the operator of the East Lost Hills Joint Venture and the San Joaquin Joint Venture, maintains for each well a US$20 million operator's control of well and pollution coverage and US$30 million liability coverage on the ongoing drill programs.

As of the date of this report the Company is not the operator of any of its petroleum and natural gas interests and does not maintain insurance coverage relating thereto.

No Assurance of Titles

It is the practice of the Company in acquiring oil and gas leases or undivided interests in oil and gas leases not to undergo the expense of retaining lawyers to examine the title to the mineral interest to be placed under lease or already placed under lease. Rather, the Company will rely upon the judgment of oil and gas lease brokers or landsmen who perform the field work in examining records in the appropriate governmental office before attempting to place under lease a specific mineral interest. This practice is widely followed in the oil and gas industry. Prior to the drilling of an oil and gas well, however, it is the normal practice in the oil and gas industry for the person or company acting as the operator of the well to obtain a preliminary title review of the spacing unit within which the proposed oil and gas well is to be drilled to ensure there are no obvious deficiencies in title to the well; however, neither the Company nor the person or company acting as operator of the well will obtain counsel to examine title to such spacing unit until the well is about to go into production. It frequently happens, as a result of such examinations, that certain curative work must be done to correct deficiencies in the marketability of the title, and such curative work entails expense. The work might include obtaining affidavits of heirship or causing an estate to be administered. It does happen, from time to time, that the examination made by the title lawyers reveals that the oil and gas lease or leases are worthless, having been purchased in error from a person who is not the owner of the mineral interest desired. In such instances, the amount paid for such oil and gas lease or leases is generally lost. To date the Company has not lost title to any of its oil and gas leases, nor is it aware that any of its currently held properties is subject to being lost as a result of faulty titles.

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

Governmental Regulations

Oil and gas exploration, development and production are subject to various types of regulation by local, state and federal agencies. Legislation affecting the oil and gas industry is under constant review for amendment and expansion. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and, consequently, affects its profitability. There is no assurance that laws and regulations enacted in the future will not adversely affect the oil and gas industry. However, since these regulations generally apply to all oil and gas producers, management of the Company believes that these regulations should not put the Company at a material disadvantage to other oil and gas producers.

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

In addition to royalties paid to freehold owners, each state generally imposes a production or severance tax with respect to production and sale of crude oil, natural gas and natural gas liquids within their respective jurisdictions. For the most part, state production taxes are applied as a percentage of production or sales. Payment of these taxes are in the normal course of operations in the oil and gas industry and should not have a material impact on the Company's financial condition.

Natural Gas and Oil Prices

In recent decades, there have been periods of both worldwide overproduction and underproduction of hydrocarbons and periods of both increased and relaxed energy conservation efforts. Such conditions have resulted in periods of excess supply of, and reduced demand for, crude oil on a worldwide basis and for natural gas on a domestic basis. These periods have been followed by periods of short supply of, and increased demand for, crude oil and, to a lesser extent, natural gas. The excess or short supply of crude oil has placed pressures on prices and has resulted in dramatic price fluctuations even during relatively short periods of seasonal market demand. The price of natural gas has exhibited market demand fluctuations; however, because most of the natural gas consumed within the United States is produced within the United States, the price of natural gas did not historically exhibit the dramatic price fluctuations that crude oil prices have experienced under conditions of high import levels. Recently, the price of natural gas has fluctuated dramatically due to changes in demand and significant fluctuations of supplies. The Company's financial results can be significantly affected by prices received from production of oil and gas as commodity prices fluctuate widely in response to changing market forces. Specifically, a decrease in the price of oil or gas may reduce the revenue the Company receives from its oil and gas operations and/or may increase the Company's impairment or depletion expenses for a given period. In addition, a decrease in price may cause a decrease in the present value of the Company's estimated oil and gas reserves. Conversely, an increase in the price of oil or gas may increase the revenue received from the Company's oil and gas operations and/or may decrease the Company's impairment or depletion expenses for a given period. An increase in price may cause an increase in the present value of the Company's estimated oil and gas reserves.

Competition

The oil and gas industry is intensely competitive and the Company competes with other companies which have greater resources. Many of such companies not only explore for and produce crude oil and natural gas but also carry on refining operations and market petroleum and other products on a worldwide basis. Such companies may be able to pay more for productive oil and natural gas properties and exploratory prospects, and to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. The Company's ability to acquire additional properties and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. There is also competition between the oil and gas industry and other industries with respect to the supply of energy and fuel to industrial, commercial and individual customers. There is no assurance that the Company will be able to effectively compete against such companies.

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

Mr. Busby is the Chairman, President and Chief Executive Officer of the Company. The loss of the services of Mr. Busby may adversely affect the business and prospects of the Company. Mr. Busby's services are provided through DWB Management Ltd. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

Adequate Labor

Corporate accounting, management and administration are provided, in part, by Chase Management Ltd. ("Chase"), a company owned by Mr. Nick DeMare, a director of the Company. As of the date of this report, the Company does not employ any personnel. In the event the Company needs to employ personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company and its subsidiaries operate. There can be no assurance, however, that such personnel will be available in the future. In addition, it cannot be predicted whether the labor staffing at any of the Company's projects will be unionized, which may result in potentially higher operating costs.

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

Price Fluctuations:  Share Price Volatility

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior resource exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common stock on the Canadian Venture Exchange fluctuated from a low of $0.11 to a high of $1.07 during the 12-month period ending December 31, 2001 and closed at $0.14 on December 31, 2001. There can be no assurance that these price fluctuations will not continue to occur.

Currency Fluctuations

Presently, the Company's petroleum activities are conducted in the United States and all petroleum revenues and expenditures are conducted in United States dollars. To date, all equity financing conducted by the Company has been conducted in Canadian dollars. The Company maintains its head office in Vancouver, Canada, and may, from time-to- time, maintain cash holdings in Canadian dollars. Recently the Canadian dollar has experienced a devaluation against the United States dollar. Continued devaluation of the Canadian dollar may have a material and adverse effect on the Company's operations.

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

In accordance with the laws of the Yukon Territory, the directors of the Company are required to act honestly and in good faith with a view to the best interests of the Company. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

See also "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

Penny Stock Regulation

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stock". Generally, penny stocks are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). If the Company's shares are traded for less than US$5 per share, as they currently are, the shares will be subject to the SEC's penny stock rules unless (1) the Company's net tangible assets exceed US$5,000,000 during the Company's first three years of continuous operations or US$2,000,000 after the Company's first three years of continuous operations; or (2) the Company has had average revenue of at least US$6,000,000 for the last three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. As a result, the holders of the Common Stock may find it difficult to sell the Common Stock of the Company. These rules may restrict the ability of brokers to sell the common stock and may reduce the secondary market for the common stock. A limited secondary market may result in a decrease in the shareholder value and/or a partial or total loss of an investor's investment.

Enforcement of Legal Process

Service of process upon individuals or firms that are not resident in the United States may be difficult to obtain within the United States. Some of the members of the Board of Directors and senior management of the Company reside outside the United States. Any judgment obtained in the United States against the Company or such persons may not be collectible within the United States. The Company has not appointed anyone to accept service of process on its behalf.


ITEM 4.   INFORMATION ON THE COMPANY.
--------------------------------------------------------------------------------

History and Development of the Company

Name and Incorporation

The head office and principal address of the Company is located at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7.

The Company was incorporated under the laws of British Columbia, Canada, under the name of Golden Chance Resources Inc. on June 16, 1983. On December 14, 1993, the Company was continued under the Business Corporations Act (Yukon Territory). On the continuance the Company changed its authorized capital into "unlimited common shares without par value." On June 16, 1997, the Company changed its name to its current name, "Trimark Oil & Gas Ltd."

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

The Company's corporate office is located at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7.

The Company's registered office is located at 3081 - 3rd Avenue, Whitehorse, Yukon, Canada. The phone number of the Company's registered office is (867) 668-4405 and the corporate office is (604) 685-9316.

The Company does not have a registered agent in the United States.

Exploration Expenditures

During fiscal 1999, 2000 and 2001, the Company incurred $4.6 million, $2.8 million and $4.4 million, respectively, on the acquisition, exploration and development of its petroleum interests. During the past three fiscal years, the Company has devoted its resources in developing its petroleum and natural gas prospects in California, as described in "Item 4. Information on the Company - Material Properties". The Company is continuing its participation in the exploration and development of its California properties.

Business Overview

Since October 1990, the Company has been active in the business of acquiring, exploring and developing oil and gas prospects in the United States. The
Company's principal assets are its interests in the East Lost Hills Joint Venture, the San Joaquin Joint Venture and in Regional California. These assets are currently at the exploration stage. The Company is concentrating its oil and gas exploration efforts on these properties. These assets are described in detail in "Item 4. Information on the Company - Material Properties."

                    [Trimark Prospect and Well Locations Map]

2002 Exploration Budget

As of the date of this report the Company has active exploration and development projects ongoing in California. The Company anticipates that it could incur up to $1.5 million (US$933,000) in exploration and development expenditures for the 2002 calendar year determined as follows:

     1. East Lost Hills - the partners have agreed to side-track the ELH #4 well, at a cost of US$6 million and complete drilling of the ELH #9 well, projected at US$6 million. The Company anticipates its share of drilling and completion costs to be approximately US$120,000. The partners have also determined to drill a water disposal well, at a cost of US$3.10 million, to facilitate increased production from the ELH #1 well. The Company's share of this cost is US$31,000. No additional budgets have been proposed by the operator. Depending on the results from the current program, the Company anticipates that the operator may propose to drill additional wells in 2002. No amounts have been budgeted for any additional drilling. The Company's share of exploration and development costs at East Lost Hills for 2002, is estimated to be US$151,000.

     2. San Joaquin - drilling commenced on the Pyramid Hills Prospect in mid-November 2001 at a cost of US$14 million. The Company's share is US$560,000.

     3. Regional California - the Company anticipates that it will participate in the drilling of a replacement well on the Basil Prospect. A definitive date and budget has not yet been proposed by the operator. However, management of the Company expects that the replacement well will be drilled between July 2002 and September 2002 at a cost of US$700,000, with the Company's share at US$222,000.

The $1.5 million budget assumes that all wells currently in progress and planned will in fact all be drilled and completed. These projections and work schedules are contingent on many factors, many of which are beyond the Company's control. Work schedules can and will change based on results in the field. Actual costs may vary significantly from current estimates. The estimates provided are management's estimates of expenditures to be incurred.

Sales and Revenue Distribution

The Company sells its share of petroleum, natural gas and natural gas liquids produced from its wells to a variety of purchasers at the wellhead in the United States. All of its sales are conducted with unaffiliated customers. These purchasers provide a ready market for all of the Company's production and pay the local market price, which can fluctuate based upon prevailing market conditions. Due to the number of purchasers in each area, management does not believe that the loss of one or a number of purchasers would pose a significant risk to the continuity of the Company's operations. The Company does not maintain significant inventories of petroleum or natural gas liquids. There are currently no plans by management to engage in any further oil and gas activities in Canada.

Total revenues reported for fiscal 1999, 2000 and 2001, were as follows:

                                                ($ in 000)
                                  --------------------------------------
                                          Years Ended August 31,
                                  --------------------------------------
                                  2001            2000             1999
                                    $               $                $
Oil and Gas Sales
     - United States               521             203              136
                                  ----            ----             ----
Interest and Other
     - United States                15              58                -
     - Canada                       99             137                7
                                  ----            ----             ----
                                   114             195                7
                                  ----            ----             ----
Total Revenues                     635             398              143
                                  ====            ====             ====

Government Regulation

Competitive Business Conditions, Competitive Position in the Industry and Methods of Competition

The Company's petroleum and natural gas exploration activities in the state of California are being undertaken in a highly competitive and speculative business atmosphere. In seeking any other suitable petroleum and natural gas properties for acquisition, the Company is competing with a number of other companies located in the state of California and elsewhere, including large oil and gas companies and other independent operators with greater financial resources. Management does not believe that the Company's initial competitive position in the petroleum and natural gas industry will be significant.

Management does not foresee any difficulties in procuring drilling rigs or the manpower to run them in the area of its operations; however, several factors, including increased competition in the area, may limit the availability of drilling rigs, rig operators and related personnel and/or equipment; such an event may have a significant adverse impact on the profitability of the Company's operations.

Competition in the petroleum and natural gas exploration industry exists in the form of competition to acquire the most promising acreage blocks and obtaining the most  favorable  prices for  transporting  the  product.  The  Company,  and ventures in which it participates, is relatively small compared to other petroleum and natural gas exploration companies and may have difficulty acquiring additional acreage and/or projects and arranging for the transportation of product, in the event the Company, or ventures in which it participates, is successful in its exploration efforts.

Governmental Regulations and Environmental Laws

The Company and any venture in which it participates, is required to obtain permits for drilling oil or gas wells.

Exploration and production activities relating to oil and gas leases are subject to numerous environmental laws, rules and regulations. The Federal Clean Water Act requires the Company to construct a fresh water containment barrier between the surface of each drilling site and the underlying water table.

Various federal, state and local laws and regulations covering the discharge of materials into the environment, or otherwise relating to the protection of the environment, may affect the Company's operations and costs through their effect on oil and gas exploration, development and production operations. Environmental laws and regulations have changed substantially and rapidly over the last 20 years, and the Company anticipates that there will be continuing changes. Laws and regulations protecting the environment have generally become more stringent in recent years, and may in certain circumstances impose "strict liability," rendering a corporation liable for environmental damages without regard to negligence or fault on the part of such corporation. Such laws and regulations may expose the Company to liability for the conduct of operations or conditions caused by others, or for acts of the Company which were in compliance with all applicable laws at the time such acts were performed. Increasingly strict environmental restrictions and limitations have resulted in increased operating costs for the Company and other businesses throughout the United States, and it is possible that the costs of compliance with environmental laws and regulations will continue to increase. The modification of existing laws or regulations or the adoption of new laws or regulations relating to environmental matters could have a material adverse effect on the Company's operations. In addition, the Company's existing and proposed operations could result in liability for fires, blowouts, oil spills, discharge of hazardous materials into surface and subsurface aquifers and other environmental damage, any one of which could result in personal injury, loss of life, property damage or destruction or suspension of operations.

The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, requires payments for cleanup of certain abandoned waste disposal sites, even though such waste disposal activities were undertaken in compliance with regulations applicable at the time of disposal. Under the Superfund legislation, one party may, under certain circumstances, be required to bear more than its proportional share of cleanup costs at a site where it has responsibility pursuant to the legislation, if payments cannot be obtained from other responsible parties. Other legislation mandates cleanup of certain wastes at facilities that are currently being operated. States also have regulatory programs that can mandate waste cleanup. CERCLA authorizes the Environmental Protection Agency ("EPA") and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. The scope of financial liability under these laws involves inherent uncertainties.

It is not anticipated that the Company will be required in the near future to expend amounts that are material in relation to its total capital expenditures program by reason of environmental laws and regulations, but inasmuch as such laws and regulations are frequently changed, the Company is unable to predict the ultimate cost of compliance.

The Company believes it is presently in compliance with all applicable federal, state or local environmental laws, rules or regulations; however, continued compliance (or failure to comply) and future legislation may have an adverse impact on the Company's present and contemplated business operations.

The foregoing is only a brief summary of some of the existing environmental laws, rules and regulations to which the Company's business operations are subject, and there are many others, the effects of which could have an adverse impact on the Company. Future legislation in this area will no doubt be enacted and revisions will be made in current laws. No assurance can be given as to what effect these present and future laws, rules and regulations will have on the Company's current and future operations.

Principal Oil and Gas Properties

Material Properties

East Lost Hills Joint Venture and San Joaquin Joint Venture, California

In February 1999, Berkley Petroleum Corp. ("Berkley") agreed to purchase from Armstrong Resources LLC ("Armstrong") an interest in various oil and gas prospects in the San Joaquin Basin. Neither Berkley or Armstrong are affiliates of the Company, and to the best of the Company's knowledge Berkley and Armstong are not affiliated with each other. In order to reduce its financial commitments, Berkley allowed other companies to participate with it in the acquisition. Hilton Petroleum Inc. ("Hilton Inc."), a wholly-owned subsidiary of Hilton Petroleum Ltd. ("Hilton"), acquired an 11% interest of which 4% was reserved for the Company. On February 26, 1999, the Company entered into an agreement to acquire, for a purchase price of approximately $2,151,000 (US$1,450,000), a 4% capital interest (3% working interest) in the San Joaquin Joint Venture from Hilton Inc. The agreement with Berkley and Armstrong requires that the Company pay 4% of the costs on the first three wells ("capital interest"), and 3% of the costs on all subsequent wells. The Company's share of net revenues, if any, will be approximately 2.5% in the San Joaquin Joint Venture ("net revenue interest"). The Company's agreement with Hilton Inc. was on identical terms as Hilton Inc.'s agreement with Berkley other than a promote fee of $74,170 (US$50,000) which has been capitalized as an acquisition cost. The Company is obligated to fund its prorata share of the exploration costs. Hilton is a public company which has certain directors and officers in common with the Company.

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

As of August 31, 2001, the Company had recorded approximately $1.9 million in leasehold acquisition costs and $1.8 million in exploration and development expenditures on the East Lost Hills Joint Venture and $2.2 million in leasehold acquisition costs and $1.1 million in exploration and development expenditures on the San Joaquin Joint Venture.

Based on the current approved work schedule and the progress of the current drilling program, management has budgeted US$151,000 for exploration and development on the East Lost Hills Joint Venture and US$560,000 on the San Joaquin Joint Venture.

Other Properties

Regional California

The Company participated in the generation, acquisition and exploration of oil and gas projects in the San Joaquin Basin of California with California Exploration Ltd. ("CalEx"). The Company's initial capital interest was 23.333% which was increased to 31.666% effective December 1, 2000 and effective January 1, 2001, increased to 43.66668%. As of February 26, 2001 an oil and gas exploration agreement was signed with CalEx.

Under the agreement, the Company, effective January 1, 2001, would reimburse CalEx for its 43.66668% share of all costs associated with the generation of oil and gas prospects including, but not limited to, overhead costs, geologic and geophysical costs and lease acquisition costs. In addition, the Company agreed to pay up to 43.66668% of drilling costs through completion and sales point for the first well drilled on a specific prospect. For any subsequent well drilled on a prospect or operating costs when operations commence, the Company would pay up to 32.749% of the costs.

Other Assets

In addition to its petroleum interests, the Company held the following assets as at December 31, 2001:

(a) a US$400,000 unsecured convertible note (the "ALPNET Note") dated June 2, 2000, issued by ALPNET, Inc. ("ALPNET"), a public Utah company trading on the Over-the-Counter Bulletin Board. The ALPNET Note has a variable interest rate of US prime plus 2%, payable on a quarterly basis. The principal is repayable in three equal annual instalments commencing June 2, 2003. The Company has the right to convert all or any portion of the outstanding principal into common stock of ALPNET, on the basis of US$2.22 per share. ALPNET has the right to pay the full amount, or any portion, of the ALPNET Note prior to its maturity.

     In connection with the ALPNET Note, ALPNET granted the Company a warrant to purchase up to 90,090 common shares of ALPNET, at an exercise price of US$3.33 per share, on or before June 2, 2002. The closing price of ALPNET's common stock on December 31, 2001 was US$0.20.

     SDL plc., through a tender offer, acquired control of ALPNET on or about January 16, 2002 and is in the process of merging ALPNET into a wholly-owned subsidiary of SDL plc.

     On January 15, 2002, the Company, DNG Capital Corp., Donald W. Busby and the Donald W. Busby 1999 Trust (collectively the "Noteholders") entered into an agreement with SDL plc, to convert, with ten days' prior written notice to SDL plc, up to US$200,000 in principal amount of ALPNET promissory notes held by the Noteholders into 140,000 ordinary shares of SDL plc. Proportionally, the Company would be entitled to convert US$160,000 in principal amount of the ALPNET Note into 112,000 ordinary shares of SDL plc. SDL plc has also agreed to negotiate, on or after January 21, 2002, with the Company regarding the conversion of additional principal amounts.

     DNG Capital Corp. is a private company wholly-owned by Mr. DeMare, a director of the Company. Donald W. Busby is an officer and director of the Company and was the settlor and retains the power to remove the trustee of the Donald W. Busby 1999 Irrevocable Trust.

(b) during the year ended August 31, 2000, the Company provided a US$125,000 relocation loan to Donald W. Busby, the President, Chairman and CEO of the Company. The loan bears interest at 5% per annum, compounded monthly, and matures on March 27, 2002. As at December 31, 2001, the US$125,000 principal remained outstanding.

Employees

The Company's management functions are provided by private companies owned by officers and directors of the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions." In addition, the Company employs a number of consultants to perform specific functions, on an as needed basis.

Organizational Structure

The following chart sets forth the names of the Company and the significant subsidiaries, their respective jurisdictions of incorporation and the Company's ownership interests therein as of the date of this report. Unless otherwise indicated herein, the term "Company" means collectively the Company and its subsidiaries.

                               ORGANIZATION CHART

                        --------------------------------
                        |   TRIMARK OIL & GAS LTD.     |
                        |            (Yukon)           |
                        --------------------------------
                                        |
                                        |
                        --------------------------------
                        |    TRIMARK RESOURCES INC.    |
                        |          (Colorado)          |
                        |             100%             |
                        --------------------------------
                                        |
                                        |
                        --------------------------------
                        |     SAFARI PETROLEUM LLC     |
                        |          (Colorado)          |
                        |             100%             |
                        --------------------------------


Subsidiaries

Trimark Resources Inc.

The Company owns all of the outstanding common shares of Trimark Resources Inc. ("Trimark Inc."), a Colorado corporation, which was incorporated on June 4, 1993. As of the date of this report, Trimark Inc. holds the interests in the East Lost Hills and San Joaquin Joint Venture properties, the Regional California properties and other miscellaneous properties in the United States.

Safari Petroleum LLC

Trimark Inc. owns all of the interests in Safari Petroleum LLC ("Safari"), a Colorado limited liability company, which was formed on June 14, 1995. As of the date of this report, Safari holds interests in minor oil and gas properties in the United States.

Principal Properties

Petroleum and Natural Gas Properties

The Company's principal business is the acquisition of leasehold interests in petroleum and natural gas rights, and the exploration for and development, production and sale of petroleum and natural gas. All of the Company's properties are located in the continental United States.

The Company owns interests in petroleum and natural gas properties in the United States, identified as follows:

Material Properties

East Lost Hills Joint Venture and San Joaquin Joint Venture, California

Location

The East Lost Hills Joint Venture and the San Joaquin Joint Venture are both situated in the San Joaquin Basin, approximately 45 miles northwest of Bakersfield, California.

Property Description

The San Joaquin Basin has proved to be one of the most productive hydrocarbon producing basins in the continental United States. To date, the approximately 14,000 square mile basin contains 20 fields classified as giant, with each having produced more than 100 MMBOE. The San Joaquin Basin contains six of the 25 largest oil fields in the U.S.A. and produces more than 78% of California's oil and gas production. Most of the production within the basin is located along the western and southern end of Kern County.

The San Joaquin Basin has been dominated by major oil companies with large fee acreage holdings and has generally been under-explored by independent exploration and production companies. The large fields in the basin were discovered on surface anticlines and produce predominantly heavy oil from depths of less than 5,000 feet. As a consequence, basin operators have focused on engineering technologies related to enhanced production practices, including steam floods and, most recently, horizontal drilling. Deep basin targets, both structural and stratigraphic in nature, remain largely untested with modern seismic technology and the drill bit.

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

Exploration

East Lost Hills Joint Venture Work Program

The East Lost Hills Joint Venture holds an interest in a significant number of leases totalling in excess of 32,000 acres. In order to maintain these leases the East Lost Hills Joint Venture has committed to drill certain lands.

The initial test well, the Bellevue #1-17, commenced drilling in May 1998, and was designed to test prospective Miocene sandstone reservoirs in the Temblor formation at depths to an anticipated 18,500 feet. On November 23, 1998, while drilling at 17,640 feet, the well blew out and ignited. An expert well control team was engaged to contain the fire.

A relief well, the Bellevue #1R-ST-3, was commenced on December 18, 1998, in order to "kill" the flow of water and hydrocarbons flowing out of the Bellevue #1-17 well. On May 29, 1999, the kill operation was successfully completed. After the successful kill operation, the Bellevue #1R-ST-3 relief well continued with drilling towards a bottom hole location approximately 800 feet away from the bottom hole location of the Bellevue #1-17 well. On August 24, 1999, the operator announced that the well would be completed, having reached a total depth of 17,428 feet, approximately 180 feet into the Temblor formation. Between October 1, 1999, and October 22, 1999, the Bellevue #1R-ST-3 well was prepared for a completion test. On October 23, 1999, the completion test was implemented by perforating the casing and establishing communication with the pay zones so that gas could flow from the pay zones into the casing. Initial results were positive and the well flowed gas, albeit at restricted rates. The gas flowed, but only for a short period of time as the flow was cut off when the perforations were plugged off. In an attempt to re-establish communication, larger perforations were made but this too was unsuccessful and the well bore was plugged with formation sand, shale, and perforating debris. The well bore was cleaned up and in December 1999 was production tested and flowed gas at rates ranging between 1.3 and 5.0 MMCF/D. Condensate and water was obtained during the test. Pressure build-up analysis indicated that only the uppermost sand unit encountered in the Bellevue #1R-ST-3 well was contributing to the flow. The operator had considered either a re-drill or re-entry of this well bore. Management believes minimal maintenance costs will be incurred until the decision to re-drill or re-enter the well bore is made.

On August 26, 1999, drilling began on the ELH #1 well, approximately two miles northwest of the #1R-ST-3 well. On April 12, 2000, this well had drilled to a total depth of 19,724 feet. Production testing began on May 28, 2000 and, based on the results of the production testing and other analysis, a natural gas discovery was determined at the East Lost Hills field. After completion of production facilities and a connection pipeline, this well commenced first production on February 6, 2001.

Since shortly after commencing production on February 6, 2001, the production from the ELH #1 well has been constrained by a variety of factors. Most recently, the major constraint inhibiting production has been the lack of adequate capacity for disposal of the produced water. Production water has been and continues to flow through a disposal pipeline connected to disposal facilities owned by Chevron Texaco. Chevron Texaco limits the amount of water accepted at its disposal facility. During the fourth fiscal quarter, the ELH #1 well produced a total of approximately 365 MMCFE, averaging approximately four MMCFE per day. Water production during this period averaged approximately 6,350 BWPD.

During the first months of production, the ELH #1 well was shut-in for varying time periods ranging from a few hours to multiple days due to operational difficulties at the Chevron Texaco processing plant, shut-in pressure testing at the well, rolling brown-outs that were affecting California at the time and for general maintenance/testing reasons. During this period of random shut-ins, produced water would typically load in the well and when the ELH #1 well was put back on line, the water to gas ratio would generally increase. Over a period of months, the water to gas ratio reached the point where Chevron Texaco is requiring a decrease in the overall flow accepted at the processing and disposal facilities. The water to gas ratio increase became most apparent late in the Company's fourth fiscal quarter and has continued. It is unknown whether this ratio increase is an independent function of the reservoir or if the decline in the performance of the well is attributable solely to water loading from curtailment in overall flow rates. The participants are currently in the process of preparing to a drill a water disposal well and to build associated pipeline and disposal facilities in order to remove the water disposal constraint that has affected the ELH #1 well. It is unknown whether removing the water disposal constraint will result in a decrease in the water to gas ratio.

The ELH #2 well, located approximately 1.5 miles northwest of the ELH #1 well, was drilled and cased to a total depth of 18,011 feet. Initial production testing, in early March 2001, of the upper Temblor interval in the well resulted in limited wellbore influx of hydrocarbons (approximate flow rate of 3MMCF/D), higher than expected fluid content, and poorer than expected pressure response. Many of the initial production test results on the well have been influenced by mechanical difficulties associated with drill pipe that was inadvertently cemented across the testing interval. The ELH #2 well is currently shut-in awaiting pipeline connection. No definitive date for completion of this work program has been provided by the operator.

The ELH #3R west flank exploration well was drilled to a total measured depth of 21,769 feet to test the Temblor interval in a separate, seismically defined structure from the productive East Lost Hills structure. Due to steep dips encountered in the lower portion of the well, it was determined that the underlying secondary objective, the Point of Rocks formation, could not be reached in the existing wellbore. The well was plugged back to a 19,370 feet measured depth for testing of the lower Temblor. Multiple zones in the lower Temblor section were perforated and tested in the well. Communication was established with the formation during testing and no hydrocarbons were recovered. The well has been suspended pending analysis of new seismic data and additional offset well information.

The ELH #4 well commenced drilling on November 26, 2000 and reached total depth of 20,800 feet on August 7, 2001. The objective in drilling the ELH #4 well was to achieve production rates substantially higher than those in the ELH #1 well. The wire-line logs indicate the reservoir quality of the sand packages in ELH #4 to be very similar to those in ELH #1. In the ELH #1 well, there was an area of lost circulation that did not occur on ELH #4. It should be noted that when drilling the ELH #1 substantially higher mud weights were used and this could account for some or all of the problems of lost circulation at ELH #1. In drilling the ELH #4 the well was cored in two different intervals with both 4" and 3" diameter core. Substantial time and money was spent on obtaining these core samples and detailed analysis of these samples has only recently been completed. In addition work is also ongoing in analyzing the results of the 3-D seismic shoot, which covers the entire East Lost Hills area. A decision was made to temporarily suspend the well in order to consider the results of core samples and seismic data. State and Federal regulations require that when a well is temporarily suspended all potential production zones must be sealed with cement plugs set above the zones. During the plugging operations on August 26, 2001, the ELH #4 well started to flow and it became necessary to flare off the gas and handle the produced condensate during the well control operations.

The side-track of the ELH #4 well to position it over the top of the structure has commenced. This work program is expected to take approximately 100 days and should be completed by the end of the first quarter of 2002. As of December 31, 2001, this well was drilling at approximately 19,700 feet.

The ELH #9 well commenced drilling in early August 2001, at a location approximately 2 miles southeast of the ELH #4 well. This well is projected to drill to approximately 21,000 feet and is designed to test the continuation of the East Lost Hills structure in the south easterly direction. The ELH #9 well was at 17,452 feet on December 31, 2001 and is expected to reach total depth by the end of the first quarter 2002.

San Joaquin Joint Venture Work Program

With respect to the San Joaquin Joint Venture, the operator commenced drilling the initial exploratory well on the first of the three initial prospects, Cal Canal, in June 1999. The Cal Canal well penetrated 1,230 feet of the Temblor formation with 775 feet of net sand and was drilled to a total depth of 18,100 feet. The well completion commenced on January 20, 2000. Non-commercial hydrocarbon flow rates were obtained from the initial perforated 10 foot zone. Several additional zones remain to be tested. The partners in the San Joaquin Joint Venture have decided to defer further completion or deepening of the existing well bore until information regarding reservoir quality and performance is obtained from on-going drilling efforts in the San Joaquin Basin. The San Joaquin Joint Venture has until February 28, 2002, unless extended, to further deepen the Cal Canal well, or the leases will terminate.

The participants in this joint venture, on the recommendations of the operator, have determined that the Lucky Dog Prospect will not be drilled and accordingly, the joint venture has relinquished its interest in this prospect.

Drilling of the Pyramid Hills Prospect (formerly Pyramid Power) commenced mid-November 2001 and is expected to reach total depth by the end of June 2002. The Pyramid Hills 1-9 was at 12,737 feet at December 31, 2001.

Other Properties

Regional California

The Company participated in a regional exploration program in the San Joaquin Basin of California and to date a number of prospects have been drill tested. The prospects have much shallower target horizons and the costs to drill are substantially less than the East Lost Hills prospects. The Company had approximately a 36% - 44% capital interest before payout (27% - 33% working interest after payout) in the prospects tested.

During fiscal 2001 and to date, exploratory test wells have been drilled on the Mica, Sequoia, Parsley, Merlot and Basil Prospects. No hydrocarbon bearing sands were encountered on test wells on the Sequoia, Parsley and Merlot Prospects. These wells were plugged and abandoned. An initial test well on the Mica Prospect, the Mica 1-17, commenced drilling in late March 2001. On April 24, 2001, the Mica 1-17 was logged at a drill depth of 7,881 feet. It was determined that the well was outside the channel limits and was suspended for possible future sidetracking. Although the operator proposed a new location to drill the Mica 2-17 well, it was unable to extend the lease under acceptable terms. The Company does not intend to pursue any further exploration of these prospects and the operator has quitclaimed the leases and relinquished them to the vendor. California Exploration Ltd., the operator of the Regional California Prospects, has proposed to drill an additional well at the Basil Prospect.

The Basil Prospect is located in the southern portion of the Sacramento Basin. This prospect is believed to be a structural fault trap documented with seismic and well data. This well must be drilled directional under a body of water from a land based position. The targets are believed to be at 4,500 feet but the well must be drilled 6,000 feet laterally to the target. The initial test well on the Basil Prospect commenced drilling on July 25, 2001 and was completed on August 28, 2001 at a depth of 7,829 feet. The Basil Prospect is adjacent to the Suisun producing field and separated by a fault. The Suisun #25 well was directionally drilled to a measured depth of 7,829 feet to test the Suisun and Domengine Sands for natural gas. At 5,550 feet the well encountered the trapping fault with a 440 unit gas spike supporting the sealing ability of the fault. The Suisun Sands were encountered at 6,545 feet - 132 feet high to prognosis. The first sands coming in high supports throw on the fault to be greater than expected. Once the sands were encountered the background gas increased by nearly 200 units (1 unit = 50 ppm Methane). Throughout the Suisun Sands the background gas remained between 100 and 200 units with several connection gas readings in excess of 300 units. The Domengine Sands were encountered at a measured depth of 7,120 feet - 162 feet high to prognosis. In the lower Domengine Sands, background gas readings remained in excess of 500 units. When pulling out of the hole the drill pipe became stuck at approximately 2,300 feet and after three days of recovery efforts the pipe, below 3,216 feet remained stuck. It was therefore determined to temporarily suspend the well.

All indications on the mud log imply a discovery and it is intended to sidetrack this well from the same surface location using the existing casing down to 2,186 feet. The side-track will parallel the original hole to the same total depth of 7,829 feet. Due to environmental regulations the side-track cannot commence until a new permit has been obtained. A definitive drill date has not been determined but the operator expects that it will be between July 2002 and September 2002. The estimated cost of the replacement well is US$700,000, with the Company's share at US$222,000.

Others

In September 2000, the Company participated in the drilling of the Gus Landry well on the West Simon Prospect, situated in Jefferson Davis Parish, Louisiana. The well commenced production on September 25, 2000 and was shut-in on May 8, 2001 due to the increase in water production. The Gus Landry well has now been plugged and abandoned and the leases dropped. The Gus Landry well had produced approximately 102,400 MCF gas. The Company held a 24% working interest (15.9% net revenue interest).

The Company also holds relatively minor interests in other oil and gas leaseholds, known as the East Blossom Project (San Joaquin County, California), and South Haskell Field (Haskell County, Texas).

Oil and Gas Reserves

The following tables set forth information regarding the Company's share of estimated proven oil and gas reserve quantities, reserve value and discounted future net revenues. The reserve related information for the year ended August 31, 2001 was determined through independent engineering evaluations completed by Petrotech Engineering Ltd. ("Petrotech"), an independent petroleum consulting firm. The reserve related information for the years ended August 31, 2000 and 1999 was determined through independent engineering evaluations completed by Lee Keeling and Associates, Inc. ("Lee Keeling"), a firm of independent petroleum consultants. The Company does not have any long-term supply or similar agreements with foreign governments or authorities in which the Company acts as producer.

There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. The following reserve information represents estimates only and should not be construed as being exact:


                                                                                                       Present Value of
                                                                                                       Estimated Future
                                                                                      Estimated          Net Revenues
                                                                         Gas          Future Net     Before Income Taxes
                                              Gas          Oil        Equivalent     Revenues (2)     Discounted at 10%
Period                                      (MMCF)        (MBO)       (MMCFE)(1)       (US$000)            (US$000)

Year Ended August 31, 2001

Proved developed reserves                   533.5          27.9           700.9          1,638.4             793.0
Proved undeveloped reserves                   -             -               -               -                  -
                                          -------         -----         -------          -------           -------
                                            533.5          27.9           700.9          1,638.4             793.0
                                          =======         =====         =======          =======           =======
Year Ended August 31, 2000

Proved developed reserves                    77.6          10.5           140.6            228.4             221.3
Proved undeveloped reserves               1,104.6           8.0         1,152.6          4,533.2           1,922.1
                                          -------         -----         -------          -------           -------
                                          1,182.2          18.5         1,293.2          4,821.6           2,143.4
                                          =======         =====         =======          =======           =======

Year Ended August 31, 1999

Proved developed reserves                   345.6          24.1           490.2            413.2             273.0
Proved undeveloped reserves                   -             -               -                -                 -
                                          -------         -----         -------          -------           -------
Total proved reserves                       345.6          24.1           490.2            413.2             273.0
                                          =======         =====         =======          =======           =======


(1) Oil production is converted to MCFE at the rate of six MCF of natural gas per barrel of oil. Liquids are converted to MCFE at the rate of seven gallons of liquids per MCF of natural gas. These conversions are based upon the approximate energy content of natural gas, liquids and oil.

(2) Estimated future net revenue represents estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using oil and gas prices received and costs in effect as of the date of the estimates. The amounts shown do not give effect to non-property related expenses, such as general and administrative expenses, debt service and future income tax expense or depreciation, depletion and amortization.

Acreage

The following table sets forth as of December 31, 2001, the gross and net acres of developed and undeveloped oil and gas acreage that the Company holds. Additionally, the data set forth below are based on the Company's before payout working interests. In certain cases, the Company has a greater after payout working interest. In certain other cases, the Company has only an after payout working interest. As such, the amount of gross and net, developed and undeveloped acreage will increase when and if certain wells pay out.

                                  Developed                     Undeveloped
                           ---------------------          ----------------------
                            Gross           Net            Gross           Net
State                       Acres          Acres           Acres          Acres
-----                      -------        -------         -------        ------

California                 1,920.0          19.2          53,827.2      1,054.6
                           =======          ====          ========      =======

Productive Oil and Gas Wells

The following table sets forth certain information regarding the Company's ownership as of December 31, 2001 of productive oil and gas wells, operated and non-operated, in the areas indicated. Additionally, the data set forth below are based on the Company's before payout working interest. In some cases the Company has a greater working interest after payout. In certain other cases the Company has only an after payout working interest. As such, the number of gross and net wells will increase when and if certain wells pay out.


                           Gross               Net
State                      Wells              Wells
-----                      -----              -----

California                    1                0.01
                            ====               ====

Volumes, Prices and Production Costs

The following table sets forth certain information regarding the production volumes, average prices received and average production costs associated with the Company's sale of oil and gas for the periods.

                                        Year Ended August 31,
                                -------------------------------------
                                   2001          2000         1999

Net production:
     Oil (Barrels)                 2,851         3,069        3,424
     Gas (MCF)                    48,379        24,399       28,364

Average sales price:
    Oil (per Barrel)              $42.90        $36.98       $19.97
    Gas (per MCF)                  $9.16         $3.66        $2.38

Average production cost (MCF)      $2.88         $3.61        $2.70

Principal Offices

The Company's corporate office is located at Suite #1305, 1090 West Georgia Street, Vancouver, British Columbia, Canada. The corporate office facility is provided on a month-to-month basis by Chase as part of its agreement with the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------

The following discussion of the results of operations of the Company for the fiscal years ended August 31, 2001, 2000, and 1999 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP except for the differences referred to in Note 11 of the consolidated financial statements of the Company included herein. The noon rate of exchange on December 31, 2001, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN$0.6279 (US$1.5925 = CDN$1.00). The effects of inflation and price changes have not had a material impact on the Company's income or net sales revenues during the past three years.

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

Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of- production method based upon estimated proven petroleum and natural gas reserves. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

In applying the full cost method, the Company performs a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of recorded future income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proven reserves. Net cash flow is estimated using year end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against earnings.

Results of Operations

Year Ended August 31, 2001 Compared to Year Ended August 31, 2000

During the year ended August 31, 2001, the Company recorded a loss of $5,048,280 ($0.29 per share), an increase in loss of $4,751,431 from the loss of $296,849 ($0.02 per share) incurred in 2000. The increase in loss for 2001 was due to a writedown of $4,790,379 relating to the Company's petroleum and natural gas interests.

Revenue from oil and gas sales increased by 157% during 2001, from $202,714 in 2000 to $521,322 in 2001. The increase in 2001 was due to a combination of high commodity prices received during the first half of fiscal 2001 and increased production. Production commenced from the ELH #1 on February 6, 2001, and currently represents the only significant producing property interest to the Company.

Revenue from oil sales increased 3% from $113,481 in 2000 to $116,910 in 2001. Oil production decreased 7% from 3,069 BBLS in 2000 to 2,851 BBLS in 2001 and average selling prices received increased 16%, from $36.98 /BBL in 2000 to $42.90/BBL in 2001, offsetting the decrease in production. Revenue from natural gas sales increased 353%, from $89,233 in 2000 to $404,412 in 2001. Natural gas production increased 98%, from 24,399 mcf in 2000 to 48,379 MCF in 2001. In addition, the average selling price of natural gas during 2001 received by the Company increased 150%, from $3.66/MCF in 2000 to $9.16/MCF in 2001. The increase in the average natural gas price was due to the demand for energy, particularly in California, from late 2000 to early 2001. The Company sells its oil and gas on a spot basis.

The Company's production expenses increased 20% to $185,037 in 2001 from $154,529 in 2000 due to increased production. On a per unit basis, production expenses decreased to $2.88/MCF in 2001 from $3.61/MCF in 2000.

During 2001, the Company recorded depreciation and depletion charges of $378,039, compared to $78,340 in 2000. The depreciation and depletion rate increased from $1.83/MCFE in 2000 to $5.88/MCFE in 2001, and reflects the unsuccessful exploration results in Regional California and other prospects during 2001. In addition, the Company recorded a non-cash impairment charge of $4,790,379 in 2001 as a result of the ceiling test performed effective August 31, 2001. The ceiling test is a cost recovery test and is not intended to result in an estimate of fair market value.

General and administrative costs decreased by $132,184, from $462,429 in 2000 to $330,245 in 2001. Of the decrease, $113,332 is attributed to the effect of unrealized foreign exchange rate fluctuations on U.S. dollar denominated balances. The Company recorded a $56,600 foreign exchange loss in 2000, compared to foreign exchange gain of $56,732 in 2001. Audit and legal fees decreased by $16,832, from $76,082 in 2000 to $59,250 in 2001.

During 2001, the Company expended $4,415,135 in expenditures on its petroleum interests, which was primarily comprised of the funding of: i) $852,502 towards the East Lost Hills and San Joaquin Projects, mainly in the funding of completion of the ELH #1 well, the drilling of the ELH #2, #3, #4 and #9 wells and the completion of the gas facility; ii) $3,516,024 for the acquisition, exploration and drilling costs of the Regional California Prospects; and iii) $46,609 on other minor prospects.

Year Ended August 31, 2000 Compared to Year Ended August 31, 1999

During the year ended August 31, 2000, the Company reported a net loss of $296,849 ($0.02 per share), a decrease of $1,745,342, from the loss of $2,042,191 ($0.40 per share) reported in 1999.

Revenue from oil and gas sales increased 49% during 2000, from $135,865 in 1999 to $202,714 in 2000. Revenue from oil sales increased 66% due to the increased average selling price for oil during 2000. Oil production fell 10%, from 3,424 BBLS in 1999 to 3,069 BBLS in 2000, and average selling prices increased by 85%, from $19.97/BBL in 1999 to $36.98/BBL in 2000. Revenue from natural gas sales increased by 32%, from $67,476 in 1999 to $89,232 in 2000. Natural gas production decreased by 14%, from 28,364 MCF in 1999 to 24,399 MCF in 2000. The average selling price of natural gas increased by 54%, from $2.38/MCF in 1999 to $3.66/MCF in 2000.

The Company's production expenses increased 18%, from $132,176 in 1999 to $154,529 in 2000. On a per unit basis, production expenses were $2.70/MCF in 1999 compared to $3.61/MCF in 2000.

No impairment provisions were required in 2000 as a result of the ceiling test performed effective August 31, 2000. During 1999, the Company wrote-down the carrying value of its petroleum interests by $1,649,518. Excluding the ceiling test write-down made in 1999, depreciation and depletion expenses increased to $78,340 in 2000 from $53,982 in 1999. On a per unit basis, the rate was $1.83/MCF in 2000 compared to $1.10/MCF in 1999.

Interest and other income increased substantially in 2000 to $195,735, compared to $7,464 in 1999. The significant increase in interest income in 2000 arose due to the impact of the high levels of cash and term deposits held during 2000 as a result of the financings conducted by the Company at the end of fiscal 1999 and early fiscal 2000.

Liquidity and Capital Resources

With the ongoing developments at East Lost Hills, the Company determined to focus its personnel and financial resources towards the development of its interests in the San Joaquin Basin and regional area of California.

As of the date of this report, production from the ELH #1 well represents substantially all of the Company's petroleum and natural gas sales. As additional wells are drilled at the East Lost Hills and San Joaquin joint ventures and, if successful, brought on production, the Company anticipates that revenues will increase. It is not anticipated that operations will be self sustaining in the next 12 months. Future development of the Company's business will require additional, and substantial, capital expenditures. Depending upon the continuing results at East Lost Hills and the deep Temblor exploration program and at the Regional California programs, the Company will need to raise additional funds to cover capital expenditures. The disappointing pace of development at the San Joaquin Basin, the current low petroleum and natural gas prices and current economic climate has resulted in very low stock prices for the Company, making it very difficult to raise additional funding without substantial dilution. There is no assurance that the Company will be able to raise sufficient funding from cash flow, equity or debt financing, or from sales of interests in its properties to meet its upcoming capital requirements.

During the year ended August 31, 2001, the Company completed private placements totaling 4,482,570 shares for proceeds of $2,395,560, of which $2,312,500 was received in 2001 and $83,000 was received in 2000. The Company has used the funds primarily to fund exploration and development of the East Lost Hills and San Joaquin Projects and exploration of the Regional California Program. During July and August 2001, the Company received a total of $553,200 pursuant to a debenture financing. The Company and the subscribers are currently negotiating a revision to the terms and features.

At December 31, 2001, the Company had a working capital deficit of approximately $920,000, of which $553,200 represents advances made pursuant to a proposed debenture financing. The terms and conditions are being renegotiated. The Company anticipates that the advances will be classified as non-current liabilities upon finalization and closing. As at December 31, 2001, the Company had not entered into any commodity swap arrangements or hedging transactions. Although the Company has no current plans to do so, it may enter into commodity swap and/or hedging transactions in the future in conjunction with oil and gas production. The Company anticipates that it will continue to experience significant fluctuations in its working capital as it raises the necessary funding to continue to participate in ongoing drilling programs.

As of the date of this report, the Company anticipates that it could incur up to $1.5 million (US$933,000) in exploration and development expenditures for the 2002 calendar year. The $1.5 million budget assumes that all wells currently in progress will all be drilled and completed. These projections and work schedules are contingent on many factors, many of which are beyond the Company's control. Work schedules can and will change based on results in the field. Actual costs may vary significantly from current estimates.

Research and Development

During fiscal 1999, 2000 and 2001, the Company incurred $4.6 million, $2.8 million and $4.4 million, respectively, on the acquisition, exploration and development of its petroleum interests. During the period from September 1, 2001 to December 31, 2001, the Company had incurred approximately $210,000 in acquisition costs, and exploration and development expenditures.


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
--------------------------------------------------------------------------------

Directors and Senior Management

The names, positions held with the Company and principal occupation during the five years prior to the date of this report of each director and officer of the Company as of the date of this report, are as follows:


Name                                    Position with the Company        Term of Office (for each office held)
----                                    -------------------------        -------------------------------------


DONALD W. BUSBY(1)                      Chairman                         From April 1999 - present
Bakersfield, California, U.S.A.
                                        President                        From September 1999 - present; and
                                                                         February 1997 - April 1999
                                        Chief Executive Officer          From February 1997 - present
                                        Director                         From December 1988 - present
                                        Promoter                         From December 1988 - present
NICK DEMARE(1)                          Director                         January 1996 - present
Burnaby, British Columbia, Canada
                                        President                        From January 1996 - February 1997

GEORGE MUSCROFT(1)                      Director                         From February 1997 - present
Portland, Ontario,
Canada

RICHARD DARROW                          Director                         February 2001 - present
Bakersfield, California,
U.S.A.

HARVEY LIM                              Corporate Secretary              From December 1988 - present
Burnaby, British Columbia, Canada       Director                         From October 1990 - May 1994


(1)  Member of the Audit Committee.

Each officer's and director's term of office shall expire at the Company's next annual general meeting. The Company does not have an executive committee or a compensation committee. The Company's audit committee is responsible for reviewing the Company's financial statements before they are approved by the Company's directors.

There are no family relationships between any directors or executive officers of the Company. To the best of the Company's knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers, or others, pursuant to which any of the Company's officers or directors was selected as an officer or director of the Company.

Set forth below are brief descriptions of recent employment and business experience of the Company's officers and directors.

Donald W.  Busby (Age 64),  Chairman,  Chief  Executive  Officer,  Promoter  and
Director

Since June 1988, Mr. Busby has been the president and owner of DWB Management Ltd. Mr. Busby, through DWB, provides marketing, financial management and consulting services to various mineral exploration companies, including the Company. Since August 1990, Mr. Busby has been the owner and president of Boone Petroleum Inc., a private company owned by Mr. Busby. Mr. Busby currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

Nick DeMare (Age 47), Director

Mr. DeMare holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Since May, 1991, Mr. DeMare has been the President of Chase Management Ltd., a private company which provides a broad range of administrative, management and financial services to private and public companies engaged in mineral exploration and development, gold and silver production, oil and gas exploration and production and venture capital. Mr. DeMare indirectly owns 100% of Chase. Mr. DeMare currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

George Muscroft (Age 72), Director

Mr.  Muscroft  holds a Bachelor of Science degree from the University of Toronto
(1953) and has been a professional engineer since 1954. Since 1984, Mr. Muscroft has been the President of Modnar Enterprises, an independent consulting engineering firm.

Richard Darrow (Age 81), Director

Mr. Darrow holds a Master of Geology degree from the University of California at Berkley. Mr. Darrow is a petroleum geologist resident in Bakersfield, California and has extensive experience in the oil and gas industry. From 1953 through March 1984, Mr. Darrow was employed with Standard Oil Company of California. Since his retirement as a senior staff geologist, Mr. Darrow has been a self-employed consulting geologist. Mr. Darrow has an extensive geological knowledge of the San Joaquin and Sacramento oil and gas basins of California.

Harvey Lim (Age 43), Corporate Secretary

Mr. Lim holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Mr. Lim was employed by Coopers & Lybrand (now PricewaterhouseCoopers LLC) from 1981 to 1988. From 1988 to 1991, Mr. Lim was employed as controller with Ingot Management Ltd. Since 1991, Mr. Lim has been employed by Chase Management Ltd. as controller. Mr. Lim currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

Compensation

During the fiscal year ended August 31, 2001, the directors and officers of the Company, as a group, had received or charged the Company a total of $157,239 for services rendered by the directors and officers or companies owned by the individuals.

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

The Company currently has one Named Executive Officer, Donald W. Busby (the "Named Executive Officer"). The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officer during the financial years ended August 31, 1999, 2000 and 2001:

Summary Compensation Table


                                       Annual Compensation                Long Term Compensation
                                 -------------------------------     --------------------------------
                                                                             Awards           Payouts
                                                                     -----------------------  -------
                                                                     Securities   Restricted
                                                                       Under      Shares or                All
                                                         Other        Options/    Restricted              Other
  Name and                                             Annual          SARs        Share       LTIP     Compen-
  Principal                      Salary     Bonus    Compensation     granted       Units     Payouts     sation
  Position             Year(1)    ($)        ($)          ($)          (#)(2)        ($)        ($)        ($)
--------------------   ------    ------     -----    ------------    ----------   ----------  -------   ---------

Donald W. Busby         2001      Nil        Nil          Nil        393,000/Nil     N/A        N/A     105,296(3)
Chairman, President,    2000      Nil        Nil          Nil          Nil/Nil       N/A        N/A      60,000(3)
CEO and Director        1999      Nil        Nil          Nil        605,100/Nil     N/A        N/A      69,987(3)



(1)  Financial years ended August 31, 1999, 2000 and 2001.

(2) Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.

(3)  Amounts paid to private companies wholly owned by Mr. Busby.

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Company has not granted any LTIP's during the financial year ended August 31, 2001.

Stock Appreciation Rights

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SAR's were granted to or exercised by the Named Executive Officer or directors during the financial year ended August 31, 2001.

Option Grants in Last Fiscal Year

The following table sets forth information concerning grants of options to the Named Executive Officer during the past fiscal year ended August 31, 2001:


                                                 % of Total
                                                    Options
                                                   Granted to                           Market Value of
                                                   Directors,                             Securities
                           Securities Under      Employees and        Exercise or     Underlying Options
                           Options Granted       Associates in         Base Price      on Date of Grant       Expiration
    Name                       (#)(1)           Fiscal Year(1)       ($/Security)       ($/Security)            Date
---------------            ----------------     ---------------      ------------      -----------------      ----------
Donald W. Busby                393,000               46.24%             0.60(2)              0.59             Jan. 25/04


(1) Percentage of all options granted during the last fiscal year ended August 31, 2001.

(2) On December 31, 2001, the Company repriced, subject to Canadian Venture Exchange approval, the options to $0.15 per share. The closing price of the Company's shares on this date on the Canadian Venture Exchange was $0.14.

Aggregated Option Exercises in Last Fiscal Year andFiscal Year-End Option Values

The following table sets forth details of all exercises of stock options during the financial year ended August 31, 2001 by the Named Executive Officer and the fiscal year-end value of unexercised options on an aggregated basis:


                                                                                Value of Unexercised
                                                       Unexercised Options at   In-the-Money Options
                                                          Fiscal Year-End        at Fiscal Year-End
                      Securities        Aggregate              (#)(3)                 ($)(3)(4)
                      Acquired on         Value
                       Exercise          Realized           Exercisable/            Exercisable/
   Name                  (#)(1)           ($)(2)           Unexercisable           Unexercisable
---------------       -----------       ---------       --------------------    ---------------------
Donald W. Busby          Nil               Nil              680,000/Nil               0(5)/Nil


(1) Number of common shares of the Company acquired on the exercise of stock options.

(2) Calculated using the closing price of common shares of the Company on the Canadian Venture Exchange.

(3) As freestanding SARs have not been granted, the number of shares relate solely to stock options.

(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the Canadian Venture Exchange on August 31, 2001 of $0.25 per share, less the exercise price of in-the-money stock options.

(5) On December 31, 2001, the Company repriced, subject to Canadian Venture Exchange approval, the options to $0.15 per share. The closing price of the Company's shares on this date on the Canadian Venture Exchange was $0.14.

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

Compensation of Directors

The following table sets forth stock options granted by the Company during the financial year ended August 31, 2001 to directors who are not Named Executive Officers of the Company:


                                                                                        Market Value of
                                                % of Total                           Securities Underlying
                        Securities Under         Options             Exercise or           Options on
                         Options Granted        Granted in           Base Price          Date of Grant        Expiration
   Name                      (#)(1)          Financial Year(2)     ($/Security)(3)        ($/Security)           Date
---------------          ---------------     ----------------       -------------    ---------------------    ----------
Nick DeMare                 100,000               11.76%               0.60(4)                0.59             Jan.25/04
George Muscroft              60,000                7.06%               0.60(4)                0.59             Jan.25/04
Richard Darrow              100,000               11.76%               0.60(4)                0.59             Jan.25/04


(1) The options have no special vesting provisions. The market value of the common shares of the Company on the date of grant is the price at which the Company's shares closed for trading on the Canadian Venture Exchange on that day. Freestanding SARs have not been granted.

(2)  Percentage of all options granted during the fiscal year.

(3) The exercise price of stock options was set according to the rules of the Canadian Venture Exchange.

(4) On December 31, 2001, the Company repriced, subject to Canadian Venture Exchange approval, the options to $0.15 per share. The closing price of the Company's shares on this date on the Canadian Venture Exchange was $0.14.

The following table sets forth details of all exercises of stock options/SARs during the financial year ended August 31, 2001 by directors who are not Named Executive Officers of the Company and the financial year-end value of unexercised options/SARs:


                                                                                                 Value of Unexercised
                                                                         Unexercised             In-the-Money Options/
                                                                   Options/SARs at Fiscal       SARs at Fiscal Year-End
                          Securities            Aggregate                 Year-End                     ($)(3)(4)
                         Acquired on              Value                    (#)(3)
                           Exercise              Realized               Exercisable/                 Exercisable/
 Name                      (#)(1)                ($)(2)                Unexercisable                Unexercisable
----------------         -----------            ---------          ----------------------        ----------------------
Nick DeMare                  Nil                   Nil                 350,000(5)/Nil                   Nil/Nil
George Muscroft              Nil                   Nil                   85,000/Nil                     Nil/Nil
Richard Darrow               Nil                   Nil                   100,000/Nil                    Nil/Nil


(1) Number of common shares of the Company acquired on the exercise of stock options.

(2) Calculated using the closing price of common shares of the Company on the Canadian Venture Exchange on the date of the exercise, less the exercise price per share.

(3) As freestanding SARs have not been granted, the numbers relate solely to stock options.

(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the Canadian Venture Exchange on August 31, 2001, less the exercise price of in-the-money stock options.

(5) Includes 250,000 options granted to Chase Management Ltd. ("Chase"), a private company wholly owned by Mr. DeMare.

During the most recently completed financial year ended August 31, 2001, directors received compensation for services provided to the Company in their capacities as directors and/or consultants and/or experts as follows:

Compensation Table

                                          Annual                All other
                                       Compensation            compensation
Name of Director       Year(1)       - Directors fees       - Consulting fees
----------------       -------       ----------------       -----------------

Nick DeMare              2001              $Nil                  $47,110(2)
George Muscroft          2001              $Nil                     $Nil
Richard Darrow           2001              $Nil                   $4,833

(1)  Financial year ended August 31, 2001.

(2) Paid to Chase for accounting and professional services rendered by Chase personnel.

Employment Agreements

The Company has directly entered into management contracts with companies controlled by Messrs. Busby and DeMare for accounting, professional and management services provided to the Company. Specifically, the Company has a management contract with DWB, a private company owned by Mr. Busby, at a rate of US$7,000 per month and with Chase, a company indirectly owned by Mr. DeMare, at a rate of $3,000 per month. In addition, the Company may be charged for additional services performed by DWB and Chase. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

Board Practices

Audit Committee

The Company's Audit Committee must be comprised of at least three directors, the majority of whom are not employees, control persons or members of management of the Company or any of its associates or affiliates. The board of directors of the Company, after each annual shareholder' meeting must appoint or re-appoint an audit committee. As of the date of this annual report, the members of the audit committee were Mr. Busby, Mr. DeMare and Mr. Muscroft.

The Audit Committee must review the annual financial statements of the Company before they are approved by the board of directors of the Company. The board of directors of the Company must review, and if considered appropriate, approve the annual financial statements of the Company before presentation to the shareholders of the Company.

Termination of Employment or Change of Control

Other than as described in the Summary Compensation Table and above, the Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officer in the Company's most recently completed financial year or current financial year in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

Employees

During the years ended August 31, 2001, 2000 and 1999, the Company had no full-time or part-time employees in the area of management and administration. Corporate accounting, management and administration are provided, in part, by Chase, a company owned by Mr. Nick DeMare, a director of the Company. In the event the Company needs to employ personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company and its subsidiaries operate. There can be no assurance, however, that such personnel will be available in the future. Exploration activities are conducted by consultants, laborers and technicians hired for the duration of the exploration program.

Share Ownership

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of December 31, 2001.


                                                             Shares and Rights Beneficially
Title of Class            Name and Address of Owner              Owned or Controlled (1)       Percent of Class (1)
--------------            ---------------------------         ----------------------------     --------------------

Common Stock              Donald W. Busby                            5,603,740(2)(3)                  23.16%
                          Bakersfield, California

Common Stock              Nick DeMare                                1,214,584(4)(5)                   5.71%
                          Burnaby, British Columbia

Common Stock              George Muscroft                               85,000(6)                      0.41%
                          Portland, Ontario

Common Stock              Richard Darrow                               130,000(7)                      0.63%
                          Bakersfield, California

Common Stock              Harvey Lim                                     31,000                        0.15%
                          Burnaby, British Columbia


(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 20,488,016 shares of common stock outstanding as of December 31, 2001.

(2) Includes 1,224,300 shares of common stock held by Boone Petroleum Inc. ("Boone"), a private company wholly-owned by Mr. Busby and 674,000 shares held by the Donald W. Busby 1999 Irrevocable Trust ("Busby Trust").

(3) Includes warrants held by Boone to acquire an additional 1,758,640 common shares, warrants held by the Busby Trust to acquire an additional 1,266,800 common shares and options held by Mr. Busby to acquire 680,000 common shares.

(4) Includes 6,000 common shares held directly by Mr. DeMare, 153,310 shares held by DNG Capital Corp. ("DNG"), a private company wholly-owned by Mr. DeMare, and 261,059 shares held by 888 Capital Corp. ("888"). 888 is a private company 50% owned by Mr. DeMare.

(5) Includes warrants held by DNG to acquire an additional 116,000 common shares, warrants held by 888 to acquire 328,215 common shares and options to acquire an additional 350,000 shares.

(6)  Consists of options to acquire an additional 85,000 common shares.

(7)  Includes options to acquire 100,000 common shares.

(8)  Includes options to acquire 30,000 common shares.

Stock Options

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

The exercise prices for stock options were determined in accordance with CDNX (formerly the VSE) guidelines and reflected the average closing price of the Company's common stock for the ten trading days on the CDNX (formerly the VSE) immediately preceding the date on which the directors granted and publicly announced the stock options.

As of December 31, 2001, the Company had granted an aggregate of 1,437,000 incentive stock options to purchase shares of the Company's common stock to the following persons:

                            Nature        No. of      Exercise
Optionee                    of Option    Options     Price/Share   Expiry Date
--------                    -- ------    -------     -----------   -----------

Donald W. Busby             Director      287,000      $0.15(1)    Jul. 23/02
Chase Management Ltd.(2)    Employee      150,000      $0.15(1)    Jul. 23/02
Earl Helsley(3)             Employee       50,000      $0.15(1)    Jul. 23/02
Betty L. Moody              Employee       25,000      $0.15(1)    Jul. 23/02
George Muscroft             Director       25,000      $0.15(1)    Oct. 1/02
Chase Management Ltd.(2)    Employee      100,000      $0.15(1)    Oct. 1/02
Donald W. Busby             Director      393,000      $0.15(1)    Jan. 25/04
George Muscroft             Director       60,000      $0.15(1)    Jan. 25/04
Nick DeMare                 Director      100,000      $0.15(1)    Jan. 25/04
Dick Darrow                 Employee      100,000      $0.15(1)    Jan. 25/04
Betty L. Moody              Employee       15,000      $0.15(1)    Jan. 25/04
Harvey Lim                  Employee       30,000      $0.15(1)    Jan. 25/04
Arabella Smith              Employee       15,000      $0.15(1)    Jan. 25/04
Rosanna Wong                Employee       15,000      $0.15(1)    Jan. 25/04
Linda Liu                   Employee       15,000      $0.15(1)    Jan. 25/04
Jacqueline Hibbs            Employee        7,000      $0.15(1)    Jan. 25/04
Kurt Johnson                Employee       50,000(4)   $0.15       Dec. 31/04
                                        ---------
TOTAL                                   1,437,000
                                        =========


(1) On December 31, 2001, the Company repriced, subject to CDNX approval, all existing incentive stock options to $0.15 per share.

(2)  A private company indirectly wholly-owned by Mr. Nick DeMare.

(3)  Earl Helsley is the son-in-law of Donald W. Busby.

(4)  Granted on December 31, 2001, subject to CDNX approval.

All of these options are non-transferable and currently terminate on the earlier of the expiry date or the 30th day following the day on which the director, officer or employee, as the case may be, ceases to be either a director, officer or employee of the Company.

As of December 31, 2001, the directors and officers of the Company, as a group (5 persons), held options to purchase 1,245,000 shares of the Company's common stock.

Warrants

As of December 31, 2001, there were non-transferable common share purchase warrants exercisable for the purchase of 4,986,285 common shares, which expire at various times until August 15, 2003 and may be exercised at various prices ranging from $0.52 per share to $0.84 per share, as follows:


  Common Shares Issuable                Exercise
 On Exercise of Warrants              Price/Share                Expiry
 -----------------------              -----------                ------

        1,185,715                        $0.84                   Apr. 11/02
          118,570                        $0.84                   Jun. 19/02
          500,000                        $0.52                   Jan. 16/03
        1,700,000                        $0.52                   Mar. 6/03
          400,000                        $0.62                   Aug. 15/02
        1,082,000                        $0.62                   Aug. 15/03
        ---------
        4,986,285
        =========

As of December 31, 2001, the directors and officers of the Company, as a group (5 persons), held warrants to purchase 3,469,655 shares of the Company's common stock.

Other Instruments

In July 2001, the Company announced its intention to conduct a $1 million convertible debenture financing. Initially, the debentures were to bear interest at 10% per annum, with interest for the first year to be prepaid on closing in common shares of the Company at $0.35 per share. Interest thereafter would be paid quarterly in cash or shares at the holder's option. The debentures were proposed to have a three year term and be convertible into shares at $0.35 per share in year one, at $0.40 per share in year two and at $0.45 per share in year three.

As at December 31, 2001, the Company has received $553,200 under the proposed financing. In light of the current market conditions, the Company and the debenture subscribers are negotiating a revision to the terms and features.

Hilton has advanced $153,200 pursuant to the financing.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
--------------------------------------------------------------------------------

Principal Holders of Voting Securities

To the best of the Company's knowledge, it is not directly or indirectly owned or controlled by another corporation or by any foreign government. The following table sets forth certain information regarding ownership of the Company's shares by all persons who own greater than five percent (5%) of the Company's outstanding shares, as of December 31, 2001.


                                                        Shares and Rights Beneficially
Title of Class         Name and Address of Owner            Owned or Controlled (1)       Percent of Class (1)
--------------         -------------------------        ------------------------------    --------------------

Common Stock           Donald W. Busby                          5,603,740(2)(3)                  23.16%
                       Bakersfield, California

Common Stock           Nick DeMare                              1,214,584(4)(5)                   5.71%
                       Burnaby, British Columbia

Common Stock           Hilton Petroleum Ltd.                    3,720,000                        15.37%
                       Vancouver, British Columbia


(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 20,488,016 shares of common stock outstanding as of December 31, 2001.

(2) Includes 1,224,300 shares of common stock held by Boone and 674,000 shares held by the Busby Trust.

(3) Includes warrants held by Boone to acquire an additional 1,758,640 common shares, warrants held by the Busby Trust to acquire an additional 1,266,800 common shares and options held by Mr. Busby to acquire 680,000 common shares.

(4) Includes 6,000 common shares held directly by Mr. DeMare, 153,310 shares held by DNG and 261,059 shares held by 888.

(5) Includes warrants held by DNG to acquire an additional 116,000 common shares, warrants held by 888 to acquire 328,215 common shares and options to acquire an additional 350,000 shares.

None of the Company's principal shareholders have different voting rights than any of the Company's other common shareholders.

Changes in Shareholdings

There have been no significant changes to the above listed persons' ownership during the past three fiscal years.

Change of Control

As of the date of this annual report, there are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company.

United States Shareholders

As of December 21, 2001, there were approximately 18 registered holders of the Company's common shares in the United States, with combined holdings of 3,602,509 shares, representing 17.58% of the issued shares of the Company.

Control by Foreign Government or Other Persons

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person.

Related Party Transactions

Other than as disclosed below, for the year ended August 31, 2001 and the period from September 1, 2001 to December 31, 2001, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates;
(c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1. The Company has retained DWB, a private company wholly-owned by Donald Busby, the Chairman, President, Chief Executive Officer and a director of the Company, to provide marketing, consulting and management services. See "Item 6. Directors, Senior Management and Employees - Compensation." In consideration therefor, DWB is currently paid a monthly fee of US$7,000 and out-of-pocket disbursements incurred by DWB on behalf of the Company. Management believes the arrangement with Boone is fair to the Company and similar to terms which could be obtained from unrelated third parties. During the year ended August 31, 2001, and the period from September 1 , 2001 to December 31, 2001, the Company paid DWB $105,296 and $44,600, respectively.

2. The Company has retained Chase, a company wholly-owned by Mr. Nick DeMare, a director of the Company, to provide office premises, administrative, accounting and management services. In consideration therefor, Chase is paid a monthly fee of $3,000 and out-of-pocket disbursements incurred by Chase on behalf of the Company. In addition, Chase may also provide the Company additional services which are billed at rates which Chase charges to unrelated third parties. Management believes the arrangement with Chase is fair to the Company and similar to terms which could be obtained from unrelated third parties. During the year ended August 31, 2001 and the period from September 1, 2001 to December 31, 2001, the Company paid Chase $47,110 and $15,115, respectively.

3. During the year ended August 31, 2001, Hilton assisted Trimark in its financings, whereby Hilton sold 2,060,000 shares of the Company from its holdings for net proceeds of $1,125,616 and used the proceeds to purchase, in private placement offerings conducted by the Company, as described below, replacement shares of the Company. Hilton received warrants to purchase an additional 1,890,000 shares of the Company as part of the private placements.

4. The Company has completed previous private placements of common stock and convertible debentures, the subscribers of which include i) companies wholly-owned by current and former directors, officers and principal shareholders of the Company. The securities issued pursuant to such private placements were issued in accordance with the pricing policies of the CDNX. During the year ended August 31, 2001 and the period from September 1, 2001 to December 31, 2001, the Company conducted the following private placements:

(a)  Common Stock

                                      Participation    Purchase    Market
Placee                                 by Insiders       Price     Price(1)   Comments
------                                -------------     -------    --------   --------
Period from September 1, 2001
   to December 31, 2001

Nil                                            Nil

Fiscal Year Ended August 31, 2001

2,200,000 units                                         $0.52        $0.58
- Hilton Petroleum Ltd.                  1,700,000
- Boone Petroleum Inc.                     500,000                            Owned by Donald W. Busby
                                        ----------
                                         2,200,000
                                        ==========
2,164,000 units                                         $0.54        $0.62
- DNG Capital Corp.                        116,000                            Owned by Nick DeMare
- 888 Capital Corp.                        180,000                            50% owned by Nick DeMare
- Hilton Petroleum Ltd.                    380,000
- Donald W. Busby                          674,000
- Boone Petroleum Inc.                     814,000                            Owned by Donald W. Busby
                                         ---------
                                         2,164,000
                                         =========

118,750 units                                  Nil      $0.70        $0.77


     (1)  Quoted closing price on date of announcement of private placement.

(b)  Debentures


                                      Participation   Conversion   Market
Placee                                 by Insiders       Price     Price(1)   Comments
------                                -------------     -------    --------   --------
Fiscal Year Ended August 31, 2001

$553,200 10% debenture(2)                               $0.35        $0.35
- Hilton Petroleum Ltd.                  $153,200


     (1) Quoted closing price on date of announcement of convertible debenture financing.

     (2)  The  terms  are  currently  are  being  renegotiated.   See  "Item  6.
          Directors, Senior Management and Employees - Other Instruments".

See also "Item 6. Directors, Senior Management and Employees - Compensation."

Indebtedness of Directors, Officers, Promoters and Other Management

During the fiscal year ended August 31, 2000, the Company provided a relocation loan of US$125,000 to Mr. Busby to assist him in relocating to Bakersfield, California from Conifer, Colorado. The loan bears interest at 5% per annum, compounded monthly, and is due on March 27, 2002. The US$125,000 loan remained outstanding at August 31, 2001 and December 31, 2001.

Other than as described above, none of the directors, officers, promoters or other members of management or their associates or affiliates of the Company was indebted to the Company during the fiscal year ended August 31, 2001 and the period from September 1, 2001 to December 31, 2001.

Conflicts of Interest

The table below shows that certain directors of the Company are also directors, officers or shareholders of other companies which are engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time-to-time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director. The Company has no specific internal policy governing conflicts of interest. As of the date of this report, no conflicts of interest have arisen, except as described below and above. Where conflicts of interests arose, the directors of the Company disclosed their interests and abstained from voting on the transaction.

The following table identifies the name of each director of the Company and any company, which is a reporting issuer in Canada, and for which such director currently serves as an officer or director:



Principal            Reporting Company                        Capacity                  Period

Donald W. Busby      Aladdin Resources Corp.                  President and Director    January 2001 - present
                     Hilton Petroleum Ltd.                    Director                  September 1995 - present
                                                              Chairman                  April 1999 - present
                                                              President                 September 1995 - March 1999

Nick DeMare          Aladdin Resources Corp.                  Director                  January 2001 - present
                                                              Secretary                 January 2001 - November 2001
                     Andean American Mining Corp.             Secretary                 December 1995 - present
                     Dial Thru International Inc.             Director                  January 1991 - present
                     GGL Diamond Corp.                        Director                  May 1989 - present
                     Golden Peaks Resources Ltd.              Director                  January 1992 - present
                     Hilton Petroleum Ltd.                    Director                  October 1989 - present
                     Hydromet Technologies Limited            Director                  September 2000 - present
                     Kookaburra Resources Ltd.                Director                  June 1988 - present
                     Peruvian Gold Limited                    Director                  February 1993 - present
                     Planex Ventures Ltd.                     Director                  January 2000 - present

George Muscroft      Fenway Resources Ltd.                    Director                  September 1991 - present
                     Primo Resources International Inc.       Director                  December 1991 - present

Richard Darrow       None                                     --                        --

Harvey Lim           Aladdin Resources Corp.                  Director                  January 2001 - November 2001
                                                              Secretary                 November 2001 - present
                     Hilton Petroleum Ltd.                    Secretary                 June 1997 - present
                     Peruvian Gold Limited                    Secretary                 October 1995 - present
                     Planex Ventures Ltd.                     Director                  January 2000 - present


There are no known existing or potential conflicts of interest among the Company, promoters, directors, officers, principal holders of securities and persons providing professional services to the Company which could reasonably be expected to affect an investor's investment decision except as described in this section.

The Company does not have any agreements with its officers or directors, including any officers or directors with a conflict of interest, with respect to the amount of time they must spend on the Company's business.


ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

Description                                                                Page
-----------                                                                ----

Audited Consolidated Financial Statements for the
Years Ended August 31, 2001, 2000 and 1999                                  F-1

Significant Changes

Not applicable.

Dividend Policy

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future. Any decision to pay dividends on its common shares in the future will be made by the board of directors on the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

Legal Proceedings

As of the date of this report, there are no legal proceedings.


ITEM 9.  THE OFFER AND LISTING.
--------------------------------------------------------------------------------

Price History

Effective November 29, 1999, the Vancouver Stock Exchange and the Alberta Stock Exchange merged and began operations as the CDNX. The CDNX classifies listed companies into two different tiers based on standards, including historical financial performance, stage of development, and financial resources. Tier I is the CDNX's premier tier and is reserved for the CDNX's most advanced issuers with the most significant financial resources. Tier I issuers benefit from decreased filing requirements and improved service standards. The majority of companies listed on the CDNX are Tier II companies. The Company is classified as a Tier II company and trades on the CDNX under the symbol "TMK".

There have been no trading suspensions imposed by the CDNX or any other regulatory authorities in the past three years.

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the VSE and, subsequently the CDNX, for the periods indicated:

                Canadian Venture Exchange Stock Trading Activity

                                                     Sales Price
                                            ---------------------------
Year Ended                Volume             High                 Low
----------              ----------           -----               ------

August 31, 2001         20,477,177           $1.07               $0.20
August 31, 2000         36,805,840           $2.91               $0.37
August 31, 1999         13,753,883           $1.75               $0.21
August 31, 1998            845,041           $1.70               $0.25
August 31, 1997          1,145,411           $2.70               $0.84



                                                     Sales Price
                                            ---------------------------
Quarter Ended             Volume             High                 Low
-------------           ----------           -----               ------

November 30, 2001        2,546,122           $0.27               $0.12
August 31, 2001          1,989,727           $0.61               $0.20
May 31, 2001             8,622,670           $1.07               $0.53
February 28, 2001        8,065,203           $0.82               $0.35
November 30, 2000        1,799,577           $0.85               $0.37
August 31, 2000          7,598,854           $1.30               $0.42
May 31, 2000             9,608,639           $1.40               $0.40
February 28, 2000        6,417,641           $1.56               $0.37
November 30, 1999       13,180,706           $2.91               $1.30

                                                     Sales Price
                                            ---------------------------
Month Ended               Volume             High                 Low
-------------           ----------           -----               ------

December 31, 2001          377,084           $0.16               $0.13
November 30, 2001          763,233           $0.23               $0.11
October 31, 2001         1,006,389           $0.27               $0.15
September 30, 2001         776,500           $0.26               $0.11
August 30, 2001            772,432           $0.40               $0.21
July 31, 2001              423,276           $0.40               $0.30

On August 7, 2000, the Company's common shares were approved for quotation on the Over-the-Counter Bulletin Board system operated by the National Association of Securities Dealers under the symbol "TOGSF".

                             OTC-BB Trading Activity

                                                Sales Price (US $)
                                            ---------------------------
Year Ended                Volume             High                 Low
-------------           ----------           -----               ------

August 31, 2001          3,532,700           $0.61               $0.16
August 31, 2000             69,700           $0.42               $0.34



                                                Sales Price (US $)
                                            ---------------------------
Quarter Ended             Volume             High                 Low
-------------           ----------           -----               ------

November 30, 2001          684,000           $0.17               $0.06
August 31, 2001          1,499,600           $0.40               $0.16
May 31, 2001               868,700           $0.61               $0.37
February 28, 2001          930,700           $0.53               $0.23
November 30, 2000          233,700           $0.55               $0.27
August 31, 2000             69,700           $0.42               $0.34



                                                Sales Price (US $)
                                            ---------------------------
Month Ended                Volume             High                 Low
-------------           ----------           -----               ------

December 31, 2001          224,700           $0.09               $0.07
November 30, 2001           84,900           $0.10               $0.08
October 31, 2001           334,800           $0.17               $0.06
September 30, 2001         264,300           $0.16               $0.06
August 31, 2001            217,600           $0.27               $0.16
July 31, 2001            1,027,000           $0.27               $0.20


ITEM 10.  ADDITIONAL INFORMATION.
--------------------------------------------------------------------------------

Articles of Continuance and Bylaws

The Company was incorporated under the laws of British Columbia, Canada on June 16, 1983 by registration of its Memorandum and Articles with the B.C. Registrar of Companies (the "BC Registrar") under the incorporation number 372193. On December 14, 1993, the Company was continued to the Yukon Territory, Canada by the registration of its Articles of Continuance with the Yukon Registrar of Companys under the access number 27053 (the "Yukon Registrar").

The following is a summary of all material provisions of the Company's Articles of Continuance and Bylaws and certain provisions of the Yukon Business Corporations Act (the "Yukon Act"), applicable to the Company:

A. Director's power to vote on a proposal, arrangement or contract in which the director is materially interested.

     A director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract must disclose the nature and extent of his interest in accordance with the Yukon Act. A director who holds such material interest may not vote on the transaction but will be counted in the quorum present at the meeting at which such vote is taken. A director that is a party to a material contract or proposed material contract cannot vote on any resolution to approve the contract unless the contract is:

     1. an arrangement by way of security for money lent to or obligations undertaken by a director, or by a body corporate in which a director has an interest, for the benefit of the corporation or an affiliate;

     2. a contract relating primarily to a director's remuneration as a director, officer, employee or agent of the corporation or an affiliate;

     3. a contract for purchasing and maintaining insurance to cover directors against liability incurred by them as directors as specified under the Yukon Act;

     4. a contract for the indemnification of a director by the corporation as specified under the Yukon Act; or

     5.   a contract with an affiliate.

B. Director's power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.


     The compensation of the directors is governed by the Company's By-laws which allow for the determination of remuneration to be paid by the Board of Directors.

C.   Borrowing powers exercisable by the directors.

     The directors may, on behalf of the Company:

     1.   borrow money on the credit of the corporation;

     2.   issue, reissue, sell or pledge debt obligations of the corporation;

     3. give a guarantee on behalf of the corporation to secure performance of an obligation of any person, subject to certain conditions detailed in section 46 of the Yukon Act; or

     4. mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the corporation, owned or subsequently acquired to secure any obligation of the corporation.

D.   Retirement and  non-retirement of directors under an age limit requirement.

     There are no such provisions applicable to the Company under its Articles of Continuance, By-laws or the Yukon Act.

E.   Number of shares required for a director's qualification

     A director of the Company is not be required to hold a share in the capital of the Company as qualification of his office.

Description of Common Shares

The authorized capital of the Company consists of an unlimited number of common shares without par value. A complete description is contained in the Company's Articles of Continuance.

Of the Company's unlimited share capital, a total of 20,488,016 common shares were issued and outstanding as of December 31, 2001. All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement of dividends. The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Each common share carries with it the right to one vote. The common shares do not have preemptive or conversion rights. In addition, there are no sinking fund or redemption provisions applicable to the common shares.

The declaration of dividends on the common shares of the Company is within the discretion of the Company's Board of Directors. The Company has not paid any dividends on its common shares and has no policy with respect to the payment of dividends.

The Company's issued and outstanding common shares are not subject to further capital calls by the Company and there are no provisions in the Company's Articles of Continuance or Bylaws or the Yukon Act discriminating against any existing or prospective holder of the Company's common shares as a result of such shareholder owning a substantial number of shares.

Neither the Articles of Continuance nor the Bylaws of the Company have any limitations on non-resident or foreign ownership of the Company's common shares.

The Yukon Act provides that the rights and provisions attached to any class of shares may not be amended unless consented to by a separate resolution passed by a majority of not less than 2/3 of the votes cast, in person or by proxy, by holders of shares of that class.

Shareholder Meetings

The Company's first annual general meeting must take place within eighteen months of the date of its incorporation and thereafter an annual general meeting will be held not later than fifteen months from its last meeting of shareholders, at such time and place as may be determined by the directors.

A notice of record date advising of the Company's annual general meeting and the date for which the determination of shareholders is to be fixed must be issued 7 days in advance of the record date. The notice of meeting, information circular, financial statements and proxy are to be mailed to the shareholders not less than 25 days prior to the meeting date. A quorum for the transaction of business at a general meeting is two shareholders present in person or represented by proxy representing a minimum of 5% of the issued voting shares in the Company.

Only members who are registered holders of the Company's shares at the close of business on the record date (a date which is not more than 50 days, nor less than 35 days prior to the date of the meeting) who either attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

On a show of hands, every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the Chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried, an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the members upon the said question.

Material Contract

1. Oil and Gas Prospect Exploration and Development Agreement dated February 26, 2000, between the Company and CalEx (successor to Pohle Oil & Gas Inc.) whereby the Company agreed to participate in the generation, acquisition and exploration of oil and gas projects in the San Joaquin Basin of California, described as Regional California. See "Item 4. Information on the Company - Other Properties - Regional California."

Exchange Controls

There are no governmental laws, decrees, or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends, or other payments to non-resident holders on the Company's Common Stock. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding Common Stock of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See "Item 10. Additional Information-Taxation."

Except as provided in the Investment Canada Act (the "Act"), there are no limitations specific to the rights of non- Canadians to hold or vote the common stock of the Company under the laws of Canada or in the charter documents of the Company.

Management of the Company considers that the following general summary fairly describes those material provisions of the Act pertinent to an investment by an American investor in the Company.

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

An American, as defined in the Act includes an individual who is an American national or a lawful, permanent resident of the United States, a government or government agency of the United States, an American-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither American-controlled or Canadian-controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and Americans.

The higher thresholds for Americans do not apply if the Canadian business engages in activities in certain sectors such as oil, natural gas, uranium, financial services (except insurance), transportation services or media activities.

The Act specifically exempts certain transactions from either notification or review. Included among the category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities. Given the nature of the Company's business and the size of its operations, management does not believe the Investment Canada Act would apply to an investment in the Company's shares by a U.S. investor.

Taxation

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

Material United States Federal Income Tax Considerations

The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of the Company's common stock. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations, and shareholders owning common stock representing 10% of the vote and value of the Company. In addition, this discussion does not cover any state, local or foreign tax consequences.

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

Distributions on Shares of Common Stock

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Company's common stock are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common stock and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Dividends paid on the Company's common stock will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

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

If 75% or more of the Company's annual gross income has ever consisted of, or ever consists of, "passive" income or if 50% or more of the average value of the Company's assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such "passive" income, then the Company would be or would become a PFIC. The Company has not provided assurances that it has not been and does not expect to become a PFIC. Please note that the application of the PFIC provisions of the Code to resource companies is somewhat unclear.

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

Inspection of Documents

Copies of the documents referred to in this annual report may be inspected at the Company's corporate office at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7, during normal business hours.


ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
--------------------------------------------------------------------------------

Not applicable.


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
--------------------------------------------------------------------------------

Not applicable.


                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
--------------------------------------------------------------------------------

Not applicable


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
--------------------------------------------------------------------------------

Not applicable.

ITEM 15.   [RESERVED]
--------------------------------------------------------------------------------

Not applicable.


ITEM 16.   [RESERVED]
--------------------------------------------------------------------------------

Not applicable.


                                    PART III


ITEM 17.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

See pages 55 through 75.


ITEM 18.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

Not applicable.

ITEM 19.  EXHIBITS.
--------------------------------------------------------------------------------

Exhibit Number                      Description                                                       Page
--------------                      -----------                                                       ----

  1.1           Roll Over Articles of Golden Chance Resources Inc. and amendments                      N/A
                thereto.(1)
  1.2           Certificate of Continuance and Articles of Continuance for Trimark Resources           N/A
                Ltd. and amendments thereto.(1)
  1.3           Bylaws of Trimark Resources Ltd.(1)                                                    N/A
  3.1           Letter of Intent dated February 25, 1999, between Hilton Petroleum, Inc., STB          N/A
                Energy Inc. and Berkley Petroleum Corp.(1)
  3.2           Letter of Intent dated February 26, 1999, between Trimark Resources, Inc.,             N/A
                Hilton Petroleum, Inc. and STB Energy, Inc.(1)
  3.3           Letter Agreement dated March 8, 1999, between Trimark Resources, Inc.,                 N/A
                Hilton Petroleum, Inc. and STB Energy, Inc.(1)
  3.4           Purchase and Sale Agreement dated June 15, 1999, between Hilton Petroleum,             N/A
                Inc. and Trimark Resources, Inc.(1)
  3.5           Letter of Intent dated April 12, 1999, between Trimark Oil & Gas Ltd. and              N/A
                Philip Zaccaria and amendment dated May 14, 1999. (1)
  3.6           Agreement dated April 11, 1997, between E.J. Helsley, Trimark Resources,               N/A
                Inc. and International Trimark Resources Ltd.(1)
  3.7           Agreement dated September 10, 1997, between Trimark Resources, Inc.,                   N/A
                Trimark Oil & Gas Ltd. and Rainbow Oil & Gas, Inc.(1)
  3.8           Agreement dated September 12, 1997, between Trimark Resources, Inc.,                   N/A
                Trimark Oil & Gas Ltd. and STB Energy Inc.(1)
  3.9           Agreement dated September 1, 1993, between Trimark Resources Inc. and                  N/A
                DWB Management Ltd.(1)
 3.10           Participation Agreement dated October 8, 1997, between Trimark Resources,              N/A
                Inc. and Texstar Petroleum, Inc. (2)
 3.11           Mutual Settlement and Release Agreement dated December 15, 1999 (3)                    N/A
 3.12           Form of Loan Agreement Between Donald W. Busby and Trimark Oil & Gas                   N/A
                Ltd. dated November 19, 1999(4)
 3.13           Oil and Gas Prospect Exploration and Development Agreement dated February              N/A
                26, 2000(4)


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

(4) Previously filed as an exhibit to the Company's Annual Report on Form 20-F, filed with the Commission on February 28, 2001. File number 0-30196.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                            TRIMARK OIL & GAS LTD.



Dated:   February 1, 2002                   /s/ Nick DeMare
      ---------------------------           ------------------------------------
                                            Nick DeMare, Director

--------------------------------------------------------------------------------



                             TRIMARK OIL & GAS LTD.


                        CONSOLIDATED FINANCIAL STATEMENTS

                               FOR THE YEARS ENDED

                         AUGUST 31, 2001, 2000 AND 1999


                         (Expressed in Canadian Dollars)


--------------------------------------------------------------------------------

AUDITORS' REPORT



To the Shareholders of
Trimark Oil and Gas Ltd.


We have audited the consolidated balance sheets of Trimark Oil and Gas Ltd. as at August 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flow for the years ended August 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2001 and 2000 and the results of its operations and its cash flow for the years ended August 31, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected assets and shareholders' equity as at August 31, 2001 and 2000 and results of operations for the year ended August 31, 2001, 2000 and 1999 to the extent summarized in Note 11 to the consolidated financial statements.



Vancouver, B.C.                                     /s/ D&H Group
November 27, 2001, except for Note 13
   which is as of December 31, 2001                 Chartered Accountants




                 (D&H Group was formerly known as Dyke & Howard)

                                   D & H Group
                          A Partnership of Corporations
               A Member of BHD Association with affiliated offices
                       across Canada and Internationally
              10th Floor, 1333 West Broadway, Vancouver, BC V6H 4C2
                  www.dhgroup.ca F 604-731-9923 T 604-731-5881

                             TRIMARK OIL & GAS LTD.
                           CONSOLIDATED BALANCE SHEETS
                         AS AT AUGUST 31, 2001 AND 2000
                         (Expressed in Canadian Dollars)



                                                            2001        2000
                                                             $            $
                                   A S S E T S
CURRENT ASSETS

Cash                                                       214,390    1,306,708
Amounts receivable                                          48,942      261,634
Inventory                                                   70,050            -
Current portion of other assets (Note 4)                   193,463            -
                                                      ------------  -----------
                                                           526,845    1,568,342

PETROLEUM AND NATURAL GAS INTERESTS (Note 3)             7,022,246    7,795,380

OTHER ASSETS (Note 4)                                      619,080      772,905
                                                      ------------  -----------
                                                         8,168,171   10,136,627
                                                      ============  ===========

                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities (Note 8(b))       520,629      306,565
Advances (Note 5)                                          553,200            -
                                                      ------------  -----------
                                                         1,073,829      306,565
                                                      ------------  -----------

                      S H A R E H O L D E R S ' E Q U I T Y

SHARE CAPITAL (Note 6)                                  19,537,102   17,141,542

SHARE SUBSCRIPTIONS RECEIVED (Note 6(a))                         -       83,000

DEFICIT                                                (12,442,760)  (7,394,480)
                                                      ------------  -----------
                                                         7,094,342    9,830,062
                                                      ------------  -----------
                                                         8,168,171   10,136,627
                                                      ============  ===========
OPERATIONS (Note 1)


APPROVED BY THE BOARD

/s/ Donald W. Busby ,  Director
-------------------

/s/ Nick DeMare     ,  Director
-------------------


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                             TRIMARK OIL & GAS LTD.
                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
               FOR THE YEARS ENDED AUGUST 31, 2001, 2000 AND 1999
                         (Expressed in Canadian Dollars)



                                             2001           2000           1999
                                               $             $               $

REVENUES

Oil and gas sales                               521,322        202,714        135,865
Interest and other                              114,098        195,735          7,464
                                           ------------    -----------    -----------
                                                635,420        398,449        143,329
                                           ------------    -----------    -----------
EXPENSES

Production                                      185,037        154,529        132,176
General and administrative                      330,245        462,429        349,844
Depreciation, depletion and impairment        5,168,418         78,340      1,703,500
                                           ------------    -----------    -----------
                                              5,683,700        695,298      2,185,520
                                           ------------    -----------    -----------
NET LOSS FOR THE YEAR                        (5,048,280)      (296,849)    (2,042,191)

DEFICIT - BEGINNING OF YEAR                  (7,394,480)    (7,097,631)    (5,055,440)
                                           ------------    -----------    -----------
DEFICIT - END OF YEAR                       (12,442,760)    (7,394,480)    (7,097,631)
                                           ============    ===========    ===========


LOSS PER COMMON SHARE                       $(0.29)          $(0.02)         $(0.40)
                                           ============    ===========    ===========
WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                 17,361,325     14,770,945      5,057,787
                                           ============    ===========    ===========








              The accompanying notes are an integral part of these
                       consolidated financial statements.

                             TRIMARK OIL & GAS LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOW
               FOR THE YEARS ENDED AUGUST 31, 2001, 2000 AND 1999
                         (Expressed in Canadian Dollars)



                                                                     2001           2000          1999
                                                                       $              $             $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                             (5,048,280)      (296,849)   (2,042,191)
Items not involving cash
     Depreciation, depletion and impairment                        5,168,418         78,340     1,703,500
     Unrealized foreign exchange                                     (39,638)             -             -
                                                                 -----------    -----------   -----------
                                                                      80,500       (218,509)     (338,691)

Decrease (increase) in amounts receivable                            212,692       (233,245)        3,337

Increase in inventory                                                (70,050)             -             -

Increase in accounts payable and accrued liabilities                 214,064         42,450      (197,772)
                                                                 -----------    -----------   -----------
                                                                     437,206       (409,304)     (533,126)
                                                                 -----------    -----------   -----------
FINANCING ACTIVITIES

Issuance of common shares                                          2,312,560      3,933,801       493,990
Issuance of special warrants                                               -              -     4,400,200
Issuance costs                                                             -       (323,770)     (276,404)
Share subscriptions received                                               -         83,000     1,116,570
Advances received (repayment of)                                     553,200              -       (65,220)
                                                                 -----------    -----------   -----------
                                                                   2,865,760      3,693,031     5,669,136
                                                                 -----------    -----------   -----------
INVESTING ACTIVITIES

Petroleum and natural gas interests expenditures                  (4,415,135)    (2,817,323)   (4,625,161)
Proceeds from sale of petroleum and natural gas interests             19,851         39,728     1,038,380
Additions to other assets                                                  -       (772,905)            -
                                                                 -----------    -----------   -----------
                                                                  (4,395,284)    (3,550,500)   (3,586,781)
                                                                 -----------    -----------   -----------

DECREASE IN CASH FOR THE YEAR                                     (1,092,318)      (266,773)    1,549,229

CASH - BEGINNING OF YEAR                                           1,306,708      1,573,481        24,252
                                                                 -----------    -----------   -----------
CASH - END OF YEAR                                                   214,390      1,306,708     1,573,481
                                                                 ===========    ===========   ===========




              The accompanying notes are an integral part of these
                       consolidated financial statements.

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2001, 2000 AND 1999
                         (Expressed in Canadian Dollars)


1.   OPERATIONS

     Trimark Oil & Gas Ltd. (the "Company") is an independent energy company engaged in the acquisition, exploration and development of crude oil and natural gas properties in the United States.

     As at August 31, 2001, the Company has a working capital deficiency of $546,984 and for the year ended August 31, 2001, the Company incurred a net loss of $5,048,280. The future viability of the Company is dependent upon the continued financial support of the Company's creditors, the ability to obtain additional financing to satisfy future working capital requirements and, in the longer term, the generation of profit and positive cash flow from business operations.


2.   ACCOUNTING POLICIES

     Basis of Presentation

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant differences between these principles and those that would be accepted under United States generally accepted accounting principles ("US GAAP") are disclosed in Note 11.

     The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Trimark Resources Inc. and Safari Petroleum, LLC. Intercompany balances and transactions are eliminated on consolidation.

     Petroleum and Natural Gas Interests

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

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2001, 2000 AND 1999
                         (Expressed in Canadian Dollars)


2.   ACCOUNTING POLICIES (continued)

     Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proven petroleum and natural gas reserves. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted into equivalent units based upon relative energy content. Depreciation of the gathering facility is charged to earnings over an estimated useful life of 10 years on a straight-line basis.

     In applying the full cost method, the Company performs a ceiling test whereby the carrying value of petroleum and natural gas properties and
     production  equipment,   net  of  recorded  future  income  taxes  and  the
     accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proven reserves. Net cash flow is estimated using year end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against earnings.

     Substantially all of the Company's oil and gas exploration, development and production activities are conducted jointly with others and, accordingly, these consolidated financial statements reflect the Company's proportionate interest in such activities.

     Revenue Recognition

     The Company recognizes petroleum and natural gas revenues from its interests in producing wells as oil and gas is produced and sold from these wells. The Company has no gas balancing arrangements in place. Oil and gas sold is not significantly different from the Company's product entitlement.

     Cash Equivalents

     Cash includes cash and short-term deposits maturing within 90 days of the original date of acquisition.

     Inventory

     Inventory consists of materials inventory. The materials inventory balance include equipment held for future use and is accounted for based on the lower of moving average cost method or market.

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2001, 2000 AND 1999
                         (Expressed in Canadian Dollars)


2.   ACCOUNTING POLICIES (continued)

     Foreign Currency Translation

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

     Income Taxes

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

     Share Option Plan

     The Company grants share options in accordance with the policies of the Canadian Venture Exchange (the "CDNX") as described in Note 6(c). No compensation expense is recognized for this plan when shares or share options are issued pursuant to the plan. Consideration paid for the shares on exercise of the share options is credited to share capital.

     Earnings (Loss) Per Share

     Earnings (loss) per common share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants.

     Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The weighted average number of common shares calculated excludes contingently returnable common shares. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

     The new standard has been applied on a retroactive basis and had no impact on the amounts previously presented.

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2001, 2000 AND 1999
                         (Expressed in Canadian Dollars)


3.   PETROLEUM AND NATURAL GAS INTERESTS


                                                                     2001            2000
                                                                       $              $

      Evaluated Properties
           Acquisitions and leasehold costs                        5,829,076      3,102,658
           Exploration and development costs                       4,185,331        751,038
           Gathering facility                                        146,242              -
                                                                 -----------    -----------
                                                                  10,160,649      3,853,696
                                                                 -----------    -----------
      Unevaluated Properties
           Acquisitions and leasehold costs                        2,680,558      6,057,733
           Exploration costs                                       3,044,687      1,579,181
                                                                 -----------    -----------
                                                                   5,725,245      7,636,914
                                                                 -----------    -----------
                                                                  15,885,894     11,490,610
      Less: accumulated depreciation, depletion and impairment    (8,863,648)    (3,695,230)
                                                                 -----------    -----------
                                                                   7,022,246      7,795,380
                                                                 ===========    ===========


     Property acquisition costs include costs incurred to purchase, lease, or otherwise acquire a property. Exploration costs include the costs of geological and geophysical activity, dry holes and drilling and equipping exploratory wells. Development costs include costs incurred to gain access to prepare development well locations for drilling and to drill and equip development wells.

     During the year ended August 31, 2001, the Company wrote down the carrying value of its petroleum and natural gas interests by $4,790,379 from the ceiling test performed effective August 31, 2001. No write- down was required during the year ended August 31, 2000 from the ceiling test performed effective August 31, 2000. During the year ended August 31, 1999, the Company wrote down the carrying value of its petroleum and natural gas interests by $1,649,518 from the ceiling test performed effective August 31, 1999. The ceiling test is a cost-recovery test and is not intended to result in an estimate of fair market value.


4.   OTHER ASSETS

                                                    2001          2000
                                                     $             $

     Convertible note (a)                          619,080       588,880
     Loan to officer (b)                           193,463       184,025
                                                  --------      --------
                                                   812,543       772,905
     Less current portion                          193,463             -
                                                  --------      --------
                                                   619,080       772,905
                                                  ========      ========

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2001, 2000 AND 1999
                         (Expressed in Canadian Dollars)


4.   OTHER ASSETS (continued)

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

     (b) During the year ended August 31, 2000, the Company provided a US$125,000 relocation loan to the President of the Company. The loan bears interest at 5% per annum, compounded monthly, and matures on March 27, 2002. During the year ended August 31, 2001, interest income of $9,968 (2000 - $4,018) was received.


5.   ADVANCES

     During the year ended August 31, 2001, the Company received $553,200 pursuant to a proposed $1 million convertible debenture financing. The terms initially proposed was that the debentures bear interest at 10% per annum with interest for the first year to be prepaid on closing in common shares of the Company at $0.35 per share. Interest thereafter would be paid quarterly in cash or shares at the holder's option. The debentures were proposed to have a three year term and be convertible into shares at $0.35 per share in year one, at $0.40 per share in year two and at $0.45 per share in year three. In light of the current market conditions the Company and the subscribers are negotiating a revision to the terms and features. The Company has recorded $4,904 of interest expense, based on a rate of 10% per annum. The amount has been included in accounts payable and accrued liabilities. Hilton Petroleum Ltd. ("Hilton"), a public company which is a shareholder of the Company and in which certain of its officers and directors are also officers and directors of the Company, advanced $153,200.

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2001, 2000 AND 1999
                         (Expressed in Canadian Dollars)


6.   SHARE CAPITAL

     Authorized - unlimited common shares without par value


     Issued and outstanding -                        2001                       2000                        1999
                                          -------------------------  --------------------------  --------------------------
                                             Number         $           Number          $           Number          $

     Balance, beginning of year             16,005,446   17,141,542    11,625,360    12,414,941     3,306,710     5,854,294
                                          ------------ ------------  ------------ -------------  ------------ -------------
     Issued during the year
        Private placements                   4,482,570    2,395,560     3,699,279     4,399,261             -             -
        Exercise of options                          -            -       200,000       228,000       620,300       493,990
        Exercise of special warrants                 -            -             -             -     6,538,350     5,385,100
        Exercise of warrants                         -            -       325,000       286,000             -             -
        Exercise of agents warrants                  -            -       155,807       137,110             -             -
        Acquisition of
           petroleum interest                        -            -             -             -     1,160,000     1,044,000
                                          ------------ ------------  ------------ -------------  ------------ -------------
                                             4,482,570    2,395,560     4,380,086     5,050,371     8,318,650     6,923,090
     Issuance costs                                  -            -             -      (323,770)            -      (362,443)
                                          ------------ ------------  ------------ -------------  ------------ -------------
                                             4,482,570    2,395,560     4,380,086     4,726,601     8,318,650     6,560,647
                                          ------------ ------------  ------------ -------------  ------------ -------------
     Balance, end of year                   20,488,016   19,537,102    16,005,446    17,141,542    11,625,360    12,414,941
                                          ============ ============  ============ =============  ============ =============


     (a) During the year ended August 31, 2001, the Company completed the following private placements:

          (i) 118,570 units at $0.70 per unit for proceeds of $83,000. Each unit is comprised of one common share and one share purchase warrant entitling the holder to purchase an additional share at $0.84 per share on or before June 19, 2002. The $83,000 gross proceeds were received at August 31, 2000 and recorded as share subscriptions received. As at August 31, 2001, the warrants remain outstanding; and

          (ii) 2,200,000 units, at $0.52 per unit, for proceeds of $1,144,000. Each unit is comprised of one common share and one share purchase warrant entitling the holder to purchase an additional share at $0.52 per share for a period of two years. The purchasers of the private placement are a private company owned by the President of the Company and Hilton. At August 31, 2001, the warrants remained outstanding; and

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2001, 2000 AND 1999
                         (Expressed in Canadian Dollars)


6.   SHARE CAPITAL (continued)

         (iii) 2,164,000 units at $0.54 per unit for proceeds of $1,168,560, with officers, directors and insiders of the Company. Each unit is comprised of one common share and one share purchase warrant. Two warrants entitles the holder to purchase an additional share at an exercise price of $0.62 per share on or before August 15, 2003. The Company also granted warrants to its agents (the "Agents' Warrants") to purchase 400,000 common shares of the Company at an exercise price of $0.62 per share on or before August 15, 2002. At August 31, 2001, the warrants and Agents' Warrants remained outstanding.

     (b) During the year ended August 31, 2000, the Company completed a number of private placement financings, as follows:

          (i)  2,513,564  units,  at $1.42 per unit, for proceeds of $3,245,491, net of finders fees and issue costs of $323,770. Each unit consisted of one common share and one share purchase warrant. Two warrants entitled the holder to purchase an additional share for a period of two years, at a price of $1.56 per share on or before September 24, 2000 and thereafter, at $1.73 per share on or before September 24, 2001. Subsequent to August 31, 2001, the warrants expired without exercise. Directors, officers and a company controlled by the President of the Company purchased 202,079 units.

          (ii) 1,185,715 units at $0.70 per unit, for proceeds of $830,000. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional share for a period of two years, at a price of $0.84 per share on or before April 11, 2002. The Chairman, private corporations controlled by the President of the Company and a director of the Company purchased all of the units. As of August 31, 2001, the warrants remained unexercised.

     (c) The Company grants share options in accordance with the policies of the CDNX. Under the general guidelines of the CDNX the Company may reserve up to 10% of its issued and outstanding shares to its employees, directors or consultants to purchase common shares of the Company.

          Stock options to directors and employees of the Company and consultants to acquire shares were granted and outstanding as at August 31, 2001. These options are exercisable on varying dates expiring from fiscal 2002 to fiscal 2004 at prices ranging from $0.60 to $1.90 per share.

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2001, 2000 AND 1999
                         (Expressed in Canadian Dollars)


6.   SHARE CAPITAL (continued)

          Details of options outstanding are as follows:

                                                     2001                               2000
                                        -------------------------------    -------------------------------
                                            2001            Weighted           2000            Weighted
                                           Number           Average           Number           Average
                                         of Options      Exercise Price     of Options      Exercise Price
                                                               $                                  $

          Balance, beginning of year        837,000           1.28            902,000            1.13
          Granted                           850,000           0.61            150,000            1.90
          Exercised                               -              -           (200,000)           1.14
          Cancelled/expired                (100,000)          1.33            (15,000)           0.70
                                          ---------                         ---------
          Balance, end of year            1,587,000           0.92            837,000            1.28
                                          =========                         =========


          See also Note 13.

     (d) As at August 31, 2001, 10,417 common shares are held in escrow, the release of which is subject to the determination and direction of the regulatory authorities.


7.   INCOME TAXES

     Future income tax assets and liabilities of the Company as at August 31, 2001 and 2000 are as follows:


                                                      2001             2000
                                                        $                $
     Future income tax assets (liabilities)
          Losses carried forward                     2,490,000       1,467,000
          Other                                        152,000         214,000
          Petroleum and natural gas interests        1,960,000        (227,000)
                                                    ----------      ----------
                                                     4,602,000       1,454,000
     Valuation allowance                            (4,602,000)     (1,454,000)
                                                    ----------      ----------
     Net future income tax asset                             -               -
                                                    ==========      ==========

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2001, 2000 AND 1999
                         (Expressed in Canadian Dollars)


7.   INCOME TAXES (continued)


                                                                        2001            2000
                                                                          $              $

     Income tax rate reconciliation

     Combined federal and provincial income tax rate                        44%            44%
                                                                    ===========      =========

     Expected income tax recovery                                     2,271,000        133,500
     Foreign income tax rate differences                               (332,000)       (79,000)
     Non-deductible depreciation and depletion                       (1,809,000)       (27,000)
     Deductible petroleum and natural gas interest expenditures         643,000        275,000
     Non-taxable unrealized foreign exchange gains                      284,000         81,000
     Other                                                               62,000         62,000
     Unrecognized benefit of income tax losses                       (1,119,000)      (445,500)
                                                                    -----------      ---------
     Actual income tax recovery                                               -              -
                                                                    ===========      =========


     As at August 31, 2001, the Company has accumulated non-capital losses for Canadian income tax purposes of approximately $1,200,000, expiring from 2002 to 2008, and for United States income tax purposes of approximately US$3,600,000, expiring from 2008 to 2021, which are available for application against future taxable income, the related benefits of which have not been recognized in these financial statements.


8.   RELATED PARTY TRANSACTIONS

     (a) During the year ended August 31, 2001, the Company was charged $157,239 (2000 - $120,264; 1999 - $144,232) for management, professional, accounting and administrative fees and professional fees provided by directors of the Company or companies controlled by directors of the Company.

     (b) As at August 31, 2001, accounts payable and accrued liabilities include $101,158 (2000 - $98,268) due to Hilton.

     (c) During the year ended August 31, 1999, the Company and Hilton entered into a number of agreements whereby the Company purchased, from Hilton, certain leasehold interests in unproved petroleum properties for US$3,450,000 and sold, to Hilton, certain leasehold interests for US$700,000. The net consideration of US$2,750,000 consisted of
          US$2,050,000 cash and US$700,000 paid by the issuance of 1,160,000 common shares of the Company.

     (d)  See also Notes 4(b), 5 and 6.

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2001, 2000 AND 1999
                         (Expressed in Canadian Dollars)


9.   SEGMENTED INFORMATION

     As at August 31, 2001, the Company and its subsidiaries operated in one industry segment, the exploration for, and the development and production of crude oil and natural gas. The Company's current petroleum interests are located in the United States and its corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                                   2001
                           -----------------------------------------------------
                            Identifiable                               Net
                               Assets             Revenues        Income (Loss)
                                 $                   $                  $

     United States           7,349,920             536,864         (5,533,636)
     Canada                    818,251              98,556            485,356
                            ----------          ----------        -----------
                             8,168,171             635,420         (5,048,280)
                            ==========          ==========        ===========


                                                  2000
                           -----------------------------------------------------
                            Identifiable                               Net
                               Assets             Revenues        Income (Loss)
                                 $                   $                  $

     United States           8,223,111             260,952            (54,324)
     Canada                  1,913,516             137,497           (242,525)
                            ----------          ----------        -----------
                            10,136,627             398,449           (296,849)
                            ==========          ==========        ===========


                                                  1999
                           -----------------------------------------------------
                            Identifiable                               Net
                               Assets             Revenues        Income (Loss)
                                 $                   $                  $

     United States           5,410,650             135,865         (1,645,195)
     Canada                  1,287,345               7,464           (396,996)
                            ----------          ----------        -----------
                             6,697,995             143,329         (2,042,191)
                            ==========          ==========        ===========

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2001, 2000 AND 1999
                         (Expressed in Canadian Dollars)


10.  FINANCIAL INSTRUMENTS

     (a)  Fair Values

          The fair values of financial instruments at August 31, 2001 and 2000, were estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to August 31, 2001 and 2000 may differ significantly from that presented.

          Fair value approximates the amounts reflected in the financial statements for cash, accounts receivable and accounts payable and accrued liabilities and advances. The fair value of other assets at August 31, 2001, is estimated to be approximately $780,250.

     (b)  Credit Risk Management

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

          Consolidated Statement of Loss

                                                                 2001                2000               1999
                                                                   $                  $                  $

          Net loss as reported under Canadian GAAP            (5,048,280)          (296,849)        (2,042,191)
          Adjustments for related party transactions (ii)        815,793                  -            450,084
          Stock-based compensation (iv)                         (316,069)           (98,126)          (735,393)
          Other compensation expense (vii)                      (172,720)          (134,742)           (31,600)
                                                             -----------        -----------        -----------
          Net loss under US GAAP                              (4,721,276)          (529,717)        (2,359,100)
                                                             ===========        ===========        ===========
          Weighted average number of
               common shares outstanding (i)                  17,361,325         15,012,218          5,296,479
                                                             ===========        ===========        ===========
          Loss per share under US GAAP                            (0.27)             (0.04)             (0.45)
                                                             ===========        ===========        ===========

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2001, 2000 AND 1999
                         (Expressed in Canadian Dollars)


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

          Consolidated Balance Sheet

                                                                 2001                2000
                                                                   $                  $

          Total assets under Canadian GAAP                     8,168,171         10,136,627
          Adjustments for related party transactions (ii)     (1,928,229)        (2,744,022)
          Deferred tax asset (v)                               2,490,000          1,651,821
          Less:  Valuation allowance (v)                      (2,490,000)        (1,651,821)
                                                             -----------        -----------
          Total assets under US GAAP                           6,239,942          7,392,605
                                                             ===========        ===========
          Total liabilities under Canadian GAAP                1,073,829            306,565
                                                             -----------        -----------
          Total liabilities under US GAAP                      1,073,829            306,565
                                                             ===========        ===========
          Total shareholders' equity under Canadian GAAP       7,094,342          9,830,062
          Adjustments for related party transactions (ii)     (1,928,229)        (2,744,022)
                                                             -----------        -----------
          Total shareholders' equity under US GAAP             5,166,113          7,086,040
                                                             ===========        ===========

          (i)  Earnings per Share

               Under US GAAP outstanding special warrants are included in the calculation of loss per share.

         (ii)  Capital Contributions with Respect to Related Party Transactions

               As described in Note 8(c), during the year ended August 31, 1999, the Company acquired and disposed of certain petroleum interests with Hilton Inc. for a combination of monetary and non-monetary consideration.

               US GAAP requires that certain transfers of non-monetary assets to a company by its promoters or shareholders, in exchange for stock, should generally be recorded at the transferor's historical cost basis, whereas under Canadian GAAP, transfers of non- monetary assets may be recorded based on the fair value of either the stock issued or the assets acquired under certain circumstances. Under Canadian GAAP these transactions were recorded at their fair values. The transactions have been adjusted to reflect the transactions based on the historical cost basis.

               The net loss under US GAAP has also been adjusted for the subsequent amortization and impairment charges of a portion of these petroleum interest acquisitions costs.

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2001, 2000 AND 1999
                         (Expressed in Canadian Dollars)


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

         (iii) Ceiling test on petroleum interests

               US GAAP requires that the net book value of proved petroleum interests not exceed the sum of the present value of estimated future net revenues (determined using current prices of petroleum production less estimated future expenditures to be incurred in developing and producing the proved reserves, discounted at ten percent). This ceiling test was performed effective August 31, 2001 and it was determined that no additional write-down of proved petroleum interests was necessary.

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

               The fair value of each option grant is estimated on the date of grant using the Black- Scholes option pricing model with the following assumptions used for grants in 2001, 2000 and 1999:


                                                        2001               2000                1999
                                                 ------------------  -----------------   -----------------

               Risk-free interest rate             4.81% - 6.47%       5.63% - 5.79%       6.25% - 7.5%
               Expected volatility                      124%                87%                 89%
               Expected lives                         3 years           2 - 3 years           3 years


          (v)  Income Tax

               Under Canadian GAAP, deferred tax assets relating to the potential benefit of income tax loss carryforwards are not recognized unless there is virtual certainty of realization of the benefit. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be recognized to fully offset the deferred tax asset.

               As at August 31, 2001, the Company has fully reserved the $2,490,000 tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined. Of the total tax benefit, $838,179 is attributable to the year ended August 31, 2001.

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2001, 2000 AND 1999
                         (Expressed in Canadian Dollars)


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

          (vi) Private Placements of Common Stock and Special Warrants with Related Parties

               US GAAP requires disclosure of private placements conducted by the Company where directors and officers of the Company are participants. During the year ended August 31, 2001, directors, officers and companies controlled by the directors or officers acquired 2,284,000 shares or special warrants (2000 - 1,387,794; 1999 - 1,580,000) of the Company, pursuant to private placements conducted by the Company, for cash proceeds of $1,223,360 (2000 - $1,116,952; 1999 - $1,264,000).

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

               Under US GAAP, loss and capital distributions for the year ended August 31, 2001 would increase by $172,720 (2000 - $134,742; 1999
               -  $31,600)  and  $140,700  (2000 -  $184,919;  1999 -  $37,805),
               respectively, and share capital, as at August 31, 2001 would increase by $961,402 (2000 - $647,982). There is no net change to shareholders' equity.

     (b)  The  Company's  consolidated  statements  of cash flow  comply with US
          GAAP.

     (c)  New Technical Pronouncements

          In September 2000, SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - A Replacement of FASB Statement No. 125" was issued. Adoption of SFAS No. 140 is not expected to have an impact on the Company's financial statements.

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2001, 2000 AND 1999
                         (Expressed in Canadian Dollars)


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

          In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets". SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. For all business combinations for which the date of acquisition is after June 30, 2001, SFAS 141 also establishes specific criteria for the recognization of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain rather than deferred and amortized. SFAS 142 changes the accounting for goodwill and other intangible assets after an acquisition. The most significant changes made by SFAS 142 are: 1) goodwill and intangible assets with indefinite lives will no longer be amortized; 2) goodwill and intangible assets with indefinite lives must be tested for impairment at least annually; and 3) the amortization period for intangible assets with finite lives will no longer be limited to forty years. The Company does not believe that the adoption of these statements will have a material effect on its financial position, results of operations, or cash flows.

          In June 2001, the FASB also approved for issuance SFAS 143, "Asset Retirement Obligations." SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of assets retirement cost to expense, (4) subsequent measurement of the liability, and (5) financial statement disclosure. SFAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The adoption of SFAS 143 is not expected to have a material effect on the Company's financial position, results of operations, or cash flows.


12.  SUPPLEMENTARY CASH FLOW INFORMATION

     Non-cash investing and financing activities were conducted by the Company as follows:


                                                                  2001          2000           1999
                                                                    $             $              $

     Investing activities
          Acquisition of petroleum interests
              with issuance of shares                                   -            -      (1,044,000)
                                                               ==========    ==========     ==========
     Financing activities
          Issuance of shares for petroleum interests                    -             -      1,044,000
          Issuance of shares for special warrants exercised             -             -      5,385,100
          Special warrants exercised                                    -             -     (5,385,100)
                                                               ----------    ----------     ----------
                                                                        -             -      1,044,000
                                                               ==========    ==========     ==========

                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2001, 2000 AND 1999
                         (Expressed in Canadian Dollars)



12.  SUPPLEMENTARY CASH FLOW INFORMATION (continued)

     Other supplementary cash flow information:


                                       2001              2000            1999
                                        $                 $               $

     Interest paid in cash                   -           12,649               -
                                    ==========       ==========      ==========

     Income taxes paid in cash               -                -               -
                                    ==========       ==========      ==========


13.  SUBSEQUENT EVENT

     Subsequent to August 31, 2001, employee and director stock options to purchase 200,000 common shares of the Company expired. The Company has repriced the remaining stock options to purchase 1,387,000 shares to $0.15 per share and granted an option to an employee to acquire 50,000 shares at a price of $0.15 per share for a period of three years.