Form 20-F/A
period 2001-08-31
TRIMARK ENERGY LTD
filed 2002-04-05
CIK 1050807

FORM 20-F/A
                                AMENDMENT NO. 1


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

                        Commission file number: 000-30196


                               TRIMARK ENERGY LTD.
                       (formerly Trimark Oil & Gas Ltd.)
             (Exact name of Registrant as specified in its charter)

                               TRIMARK ENERGY LTD.
                       (formerly Trimark Oil & Gas Ltd.)
                 (Translation of Registrant's name into English)


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

Yes      X        No
    -----------      ---------

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17     X     Item 18                                           Page 1 of 31
        ---------         -----------

This amendment is being filed for the purpose of updating the Auditor's Report on the financial statements contained herein, and contains only those items relating to such statements. This amendment also includes Exhibit 8.1 List of Subsidiaries.




ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

Description                                                                Page
-----------                                                                ----

Audited Consolidated Financial Statements for the
Years Ended August 31, 2001, 2000 and 1999                                  F-1

Significant Changes

Not applicable.

                                    PART III


ITEM 17.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------


See pages F-1 through F-21



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


ITEM 19.  EXHIBITS.
--------------------------------------------------------------------------------

Exhibit Number                      Description                                                       Page
--------------                      -----------                                                       ----

  1.1           Roll Over Articles of Golden Chance Resources Inc. and amendments                      N/A
                thereto.(1)

  1.2           Certificate of Continuance and Articles of Continuance for Trimark Resources           N/A
                Ltd. and amendments thereto.(1)

  1.3           Bylaws of Trimark Resources Ltd.(1)                                                    N/A


  1.4           Articles of Amendment                                                                  27


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

  3.7           Agreement dated September 10, 1997, between Trimark Resources, Inc.,                   N/A
                Trimark Oil & Gas Ltd. and Rainbow Oil & Gas, Inc.(1)

  3.8           Agreement dated September 12, 1997, between Trimark Resources, Inc.,                   N/A
                Trimark Oil & Gas Ltd. and STB Energy Inc.(1)

  3.9           Agreement dated September 1, 1993, between Trimark Resources Inc. and                  N/A
                DWB Management Ltd.(1)

 3.10           Participation Agreement dated October 8, 1997, between Trimark Resources,              N/A
                Inc. and Texstar Petroleum, Inc. (2)

 3.11           Mutual Settlement and Release Agreement dated December 15, 1999 (3)                    N/A




Exhibit Number                      Description                                                       Page
--------------                      -----------                                                       ----
 3.12           Form of Loan Agreement Between Donald W. Busby and Trimark Oil & Gas                   N/A
                Ltd. dated November 19, 1999(4)


 3.13           Oil and Gas Prospect Exploration and Development Agreement dated February              N/A
                26, 2000(4)


 8.1            List of Subsidiaries                                                                   30




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


                                            TRIMARK ENERGY LTD.



Dated:   April 4, 2002                      /s/ Harvey Lim
      ---------------------------           ------------------------------------
                                            Harvey Lim, Secretary

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


We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.


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

                                      F-17
                                       22

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

                                      F-18
                                       23

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



                                      F-19
                                       24

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

                                      F-20

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












                                      F-21