Form 20-F
period 2002-08-31
TRIMARK ENERGY LTD
filed 2003-02-19
CIK 1050807

FORM 20-F


[ ]     Registration Statement Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934
                                       or

[X]     Annual Report Pursuant to Section 13 or 15(d) of the Securities
                              Exchange Act of 1934

                    FOR THE FISCAL YEAR ENDED AUGUST 31, 2002

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

                  2,926,859 COMMON SHARES AS OF AUGUST 31, 2002

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    X          No
    -------          -------

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    X      Item 18
        -------           -------

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

net revenue interest    The  percentage  interest  in which the  lessor  has the
                        right to receive a specified fractional share of the mineral produced from the property or value thereof. net wells The gross wells multiplied by the percentage working interest therein owned or to be owned by the Company.

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

proved oil and          Proved oil and gas reserves are the estimated quantities
  gas reserves          of crude oil, natural gas, and natural gas liquids which
                        geological  and  engineering   data   demonstrate   with
                        reasonable  certainty to be  recoverable in future years
                        from  known  reservoirs  under  existing   economic  and
                        operating  conditions,  i.e.  prices and costs as of the
                        date the estimate is made. Prices include  consideration
                        of  changes  in  existing   prices   provided   only  by
                        contractual arrangements, but not on escalations based upon future conditions.

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

                        (iii) Estimates  of proved  reserves  do not include the
                              following:

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

proved developed oil    Reserves  that can be expected to be  recovered  through
  and gas reserves      existing  wells with  existing  equipment  and operating
                        methods.  Additional oil and gas expected to be obtained
                        through  the  application  of fluid  injection  or other
                        improved  recovery   techniques  for  supplementing  the
                        natural forces and mechanisms of primary recovery should
                        be included as "proved  developed  reserves"  only after
                        testing by a pilot  project or after the operation of an
                        installed  program  has  confirmed  through   production
                        response  that  increased  recovery  will  be  achieved.

proved undeveloped      Reserves  that are  expected  to be  recovered  from new
  reserves              wells on undrilled acreage, or from existing wells where
                        a   relatively   major   expenditure   is  required  for
                        recompletion.  Reserves on  undrilled  acreage  shall be
                        limited to those  drilling units  offsetting  productive
                        units that are  reasonably  certain of  production  when
                        drilled.  Proved  reserves for other undrilled units are
                        claimed only where it can be demonstrated with certainty
                        that there is continuity of production from the existing
                        productive   formation.   Under  no  circumstances   are
                        estimates for proved undeveloped  reserves  attributable
                        to  any  acreage  for  which  an  application  of  fluid
                        injection  or  other  improved  recovery   technique  is
                        contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

proved  properties      Properties  with proved  reserves.

unproved  properties    Properties with no proved reserves.

undeveloped acreage     Lands on which there are no current  reserves  assigned.

working  interest       The interest  held by a company in an oil or natural gas
                        property,    which    interest    normally   bears   its
                        proportionate   share  of  the  costs  of   exploration,
                        development, and operation as well as any royalties or other production burdens.

FORWARD LOOKING STATEMENTS

Pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), the Company cautions readers regarding forward looking statements found in the following discussion and elsewhere in this registration statement and in any other statement made by, or on the behalf of the Company, whether or not in future filings with the SEC. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. The Company disclaims any obligation to update forward looking statements. Readers should also understand that under Section 27A(b)(2)(D) of the Securities Act, and
Section 21E(b)(2)(D) of the Securities Exchange Act, the "safe harbor" provisions of the PSLRA do not apply to statements made in connection with an initial public offering.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.
--------------------------------------------------------------------------------
Not applicable.



ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.
--------------------------------------------------------------------------------
Not applicable.



ITEM 3.  KEY INFORMATION.
--------------------------------------------------------------------------------

Selected Financial Data
-----------------------
The selected financial data of the Company for the years ended August 31, 2002, 2001 and 2000, was derived from the financial statements of the Company which have been audited by D & H Group, independent Chartered Accountants, as indicated in their report which is included elsewhere in this report. The selected financial data set forth for the years ended August 31, 1999 and 1998 are derived from the Company's audited financial statements, not included herein.

The information in the following table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects".

Reference is made to Note 11 of the Company's consolidated financial statements included herein for a discussion of the material differences between Canadian generally accepted accounting principles ("GAAP") and U.S. GAAP, and their effect on the Company's financial statements.

                                                                  ($ in 000, except per share data)
                                                   ---------------------------------------------------------------
                                                                        Year Ended August 31,
                                                   ---------------------------------------------------------------
                                                            2002         2001        2000        1999         1998
Revenues                                                    $163         $635        $398         $143        $232
Production                                                  $135         $185        $155         $132        $107
Depreciation, depletion and impairment                    $6,011       $5,168         $78       $1,703      $1,983
General and administrative                                  $242         $330        $462         $350        $217
Net income (loss)                                        $(6,567)     $(5,048)      $(297)     $(2,042)    $(2,076)
Income (loss) per share                                   $(2.24)      $(2.03)     $(0.14)      $(2.80)     $(5.88)
Weighted average number of shares                          2,927        2,480       2,110          723         351
Dividends per share                                        $0.00        $0.00       $0.00        $0.00       $0.00

Working capital (deficiency)                                 $77           $6      $1,262       $1,338       $(471)
Resource assets                                           $1,111       $7,022      $7,795       $5,096      $2,169
Other assets                                                $115         $619        $773            -           -
Shareholders' equity                                        $528       $7,094      $9,830       $6,434      $1,698
Total assets                                              $1,631       $8,168     $10,137       $6,698      $2,225

Adjustment to United States Generally Accepted Accounting Principles
--------------------------------------------------------------------
The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

Consolidated Statement of Loss

                                                                     2002                2001              2000
                                                                       $                   $                 $

Net loss as reported under Canadian GAAP                          (6,566,673)        (5,048,280)          (296,849)
Adjustments for related party
     transactions (ii)                                             1,928,229            815,793                  -
Stock-based compensation (iv)                                        (74,614)          (316,069)           (98,126)
Other compensation expense (vii)                                           -           (172,720)          (134,742)
                                                               -------------      -------------      -------------
Net loss under US GAAP                                            (4,713,058)        (4,721,276)          (529,717)
                                                               =============      =============      =============
Weighted average number of
     common shares outstanding (i)                                 2,926,859         17,361,325         15,012,218
                                                               =============      =============      =============
Loss per share under US GAAP                                          (1.61)              (0.27)             (0.04)
                                                               =============      =============      =============

Consolidated Balance Sheet

                                                                                        2002               2001
                                                                                          $                  $

Total assets under Canadian GAAP                                                      1,631,221          8,168,171
Adjustments for related party transactions (ii)                                               -         (1,928,229)
Deferred tax asset (v)                                                                3,662,000          2,490,000
Less:  Valuation allowance (v)                                                       (3,662,000)        (2,490,000)
                                                                                  -------------      -------------
Total assets under US GAAP                                                            1,631,221          6,239,942
                                                                                  =============      =============
Total liabilities under Canadian GAAP                                                 1,103,552          1,073,829
                                                                                  -------------      -------------
Total liabilities under US GAAP                                                       1,103,552          1,073,829
                                                                                  =============      =============
Total shareholders' equity under Canadian GAAP                                          527,669          7,094,342
Adjustments for related party transactions (ii)                                               -         (1,928,229)
                                                                                  -------------      -------------
Total shareholders' equity under US GAAP                                                527,669          5,166,113
                                                                                  =============      =============

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

     The net  loss  under  US GAAP has also  been  adjusted  for the  subsequent
     amortization   and   impairment   charges  of  these   petroleum   interest
     acquisitions costs.

(iii)Ceiling test on petroleum interests

     US GAAP requires that the net book value of proved petroleum interests not exceed the sum of the present value of estimated future net revenues (determined using current prices of petroleum production less estimated future expenditures to be incurred in developing and producing the proved reserves, discounted at ten percent). This ceiling test was performed effective August 31, 2002 and it was determined that no additional write-down of proved petroleum interests was necessary.

(iv) The Company grants stock options which reserves common shares for issuance to employees and directors. Under Canadian GAAP, the issuance of stock options is not recognized for accounting purposes. Under US GAAP, the issuance of stock options requires an assessment to determine stock based compensation. Accordingly, the Company has applied the provisions of Financial Accounting Standards ("SFAS") 123 Accounting for Stock-Based Compensation to calculate stock-based compensation under US GAAP using the fair value method.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2002, 2001 and 2000:


                                   2002             2001                2000
                                ----------     -------------       -------------
     Risk-free interest rate      4.54%        4.81% - 6.47%       5.63% - 5.79%
     Expected volatility           118%             124%                87%
     Expected lives              3 years          3 years           2 - 3 years

(v)  Income Tax

     Under Canadian GAAP, deferred tax assets relating to the potential benefit of income tax loss carryforwards are not recognized unless there is virtual certainty of realization of the benefit. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be recognized to fully offset the deferred tax asset.

     As at August 31, 2002, the Company has fully reserved the $3,662,000 tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined. Of the total tax benefit, $1,172,000 is attributable to the year ended August 31, 2002.

(vi) Private  Placements  of Common  Stock and  Special  Warrants  with  Related
     Parties

     US GAAP requires disclosure of private placements conducted by the Company where directors and officers of the Company are participants. During the year ended August 31, 2001, directors, officers and companies controlled by the directors or officers acquired 623,429 shares (2000 - 198,256) of the Company, pursuant to private placements conducted by the Company, for cash proceeds of $2,312,560 (2000 - $1,116,952). No private placement transactions were conducted by the Company during the year ended August 31, 2002.

(vii) Private Placements of Common Stock

     The Company conducts the majority of its equity financings pursuant to private placements. Under the policies of the TSX Venture, the Company may provide a discount off the market price of the Company's common stock. US GAAP does not permit a discount from the market price. US GAAP requires the recognition of the market value of the Company's common stock as a credit to share capital, with a charge to operations for the portion of the discount relating to equity financings conducted with officers and directors of the Company and a charge to shareholders' equity, as a capital distribution, for the discount relating to the remaining portion of the equity financings.

     Under US GAAP, loss and capital distributions for the year ended August 31, 2002 would increase by $ nil (2001 - $172,720; 2000 - $134,742) and $ nil
     (2001 - $140,700; 2000 - $184,919),  respectively, and share capital, as at
     August  31,  2002 would  increase  by  $961,402  (2001 -  $961,402;  2000 -
     $647,982). There is no net change to shareholders' equity.

The Company's consolidated statements of cash flow comply with US GAAP.

New Technical Pronouncements
----------------------------

In June 2001, the Financial Accounting Standards Board ("FASB"), issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 generally requires obligations associated with asset retirements to be recognized earlier and displayed as liabilities rather than as contra-assets. The pronouncement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management does not believe that the adoption of SFAS 143 will have any impact on its financial position or results of operations.

In August 2001, FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale. The pronouncement is effective for financial statements issued for fiscal years beginning after December 15, 2001. Management does not believe that the adoption of SFAS 144 will have any impact on its financial position or results of operations.

In June 2002, FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." SFAS 146 generally requires a liability for a cost associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. The pronouncement is effective for exit or disposal activities initiated after December 31, 2002. Management does not believe that the adoption of SFAS 146 will have any impact on its financial position or results of operations.

In September 2000, SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - A Replacement of FASB Statement No. 125" was issued. Adoption of SFAS No. 140 is not expected to have an impact on the Company's financial statements.

Exchange Rate History
---------------------
The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years ended August 31, 2002, 2001, 2000, 1999 and 1998.

        Period                                                   Average
        ------                                                   -------
        September 1, 2001 - August 31, 2002                       0.6355
        September 1, 2000 - August 31, 2001                       0.6537
        September 1, 1999 - August 31, 2000                       0.6805
        September 1, 1998 - August 31, 1999                       0.6682
        September 1, 1997 - August 31, 1998                       0.6901

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the six-month period ended January 31, 2003.

        Month                           High                       Low
        -----                          ------                     ------
        August 2002                    0.6442                     0.6264
        September 2002                 0.6433                     0.6304
        October 2002                   0.6407                     0.6272
        November 2002                  0.6440                     0.6288
        December 2002                  0.6461                     0.6329
        January 2003                   0.6570                     0.6349

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The noon rate of exchange on January 31, 2003, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$0.6542 (US$1.5286 = CDN$1.00).

RISK FACTORS
------------
Due to the nature of the Company's business and the present stage of exploration on its oil and gas prospects, the following risk factors apply to the Company's operations:

CESSATION OF FUNDING OF THE COMPANY'S CALIFORNIA PETROLEUM PROPERTIES

Since 1999, the Company has devoted its activities towards the funding of its interests in the exploration and development of oil and gas leases in California, which are held by the Company's wholly-owned subsidiary, Trimark Resources Inc. The recorded costs relating to these acquisitions, exploration and development costs represented a significant portion of the Company's assets.

The ongoing difficulties and lack of success at East Lost Hills, San Joaquin and Regional California has had a significant impact on the Company's continued ability to raise funds to continue participation in these projects. Due to the lack of financial resources, the Company ceased funding of its share of costs at the East Lost Hills Prospect and San Joaquin Joint Venture in January 2002. In February 2002, the Company withdrew from participation in the San Joaquin Joint Venture. In May 2002, the Company, the operator of the East Lost Hills Project and certain other participants in the East Lost Hills Project , concluded an agreement on the then ongoing evaluation of the ELH #4 and #9 wells, as described in "Item 4. Information on the Company. Principal Oil and Gas Properties - East Lost Hills Joint Venture and San Joaquin Joint Venture, California". In December 2002, the Company was informed by the operator that it had proposed the plugging and abandonment of the ELH #4 and #9 wells.

In light of these results, uncertainties of any further activities of East Lost Hills and the uncertainty of raising further funds to participate in any further exploration or development in the East Lost Hills Project, the Company has determined to write-off its remaining net investment in Trimark Resources Inc., resulting in an impairment charge of approximately $1.2 million for recorded costs of $1.1 million at August 31, 2002. As a result the Company will have written-off all of its petroleum and natural gas interests other than its costs relating to the West Ranch Field Prospect.

ACCUMULATED LOSSES

During the year ended August 31, 2002, the Company incurred a loss of approximately $6.6 million, and as at August 31, 2002, the Company had an accumulated deficit of approximately $19.0 million. To date the Company's oil and gas production has not generated sufficient operating cash flows to provide working capital for the Company's ongoing overhead, the funding of its petroleum property acquisitions and the exploration and development of these properties. There can be no assurances that the Company will be able to successfully develop its properties and achieve profitability from its operations.

FINANCING RISKS

As at January 31, 2003, the Company had a working capital deficiency of approximately $237,000.

The Company has primarily relied on the sale of its equity capital and disposition of petroleum interests to fund the acquisition, exploration and development of its petroleum properties. It has no assurance that additional funding will be available to it for exploration and development of its projects or to fulfil its obligations under any applicable agreements. There can be no assurance that the Company will be able to generate sufficient operating cash flow or obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to generate additional operating cash flow or obtain additional financing could result in substantial dilution of the Company's petroleum interests, or delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

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

PRICE FLUCTUATIONS: SHARE PRICE VOLATILITY

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior resource exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common stock on the TSX Venture Exchange fluctuated from a low of $0.06 to a high of $1.40 during the 12-month period ending January 31, 2003 and closed at $0.12 on January 31, 2003. There can be no assurance that these price fluctuations will not continue to occur.

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


ITEM 4.   INFORMATION ON THE COMPANY.
--------------------------------------------------------------------------------


HISTORY AND DEVELOPMENT OF THE COMPANY

Name and Incorporation
----------------------
The head office and principal address of the Company is located at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7.

The Company was incorporated under the laws of British Columbia, Canada, under the name of Golden Chance Resources Inc. on June 16, 1983. On December 14, 1993, the Company was continued under the Business Corporations Act (Yukon Territory). On the continuance the Company changed its authorized capital into "unlimited common shares without par value." On June 16, 1997, the Company changed its name to, "Trimark Oil & Gas Ltd." On March 21, 2002, the Company changed its name to its current name, "Trimark Energy Ltd."

The Company's common shares are listed for trading on the TSX Venture Exchange (the "TSX Venture"). The TSX Venture classifies listed companies into two different tiers based on standards, which include historical financial performance, stage of development, and financial resources of the listed company. Tier I is the TSX Venture's premier tier and is reserved for the TSX Venture's most advanced issuers with the most significant financial resources. Tier I issuers benefit from decreased filing requirements and improved service standards. The majority of the companies listed on the TSX Venture are Tier II companies. The Company trades on theTSX Venture under the symbol "TRK" and is classified as a Tier II company.

Effective August 7, 2000, the Company's common stock was listed for quotation on the Over-the-Counter Bulletin Board operated by the National Association of Securities Dealers, where is currently trades under the symbol "TRKEF".

The Company has two wholly-owned subsidiaries, Trimark Resources Inc. ("Trimark Inc."), which was incorporated on June 4, 1993, under the laws of the state of Colorado, and TMK Oil & Gas Inc. ("TMK Inc."), which was incorporated on December 11, 2001, under the laws of the state of California. Trimark Inc. has one wholly-owned subsidiary, Safari Petroleum LLC ("Safari"), a limited liability company formed on June 14, 1995, under the laws of the state of Colorado. The Company, through Trimark Inc., Safari, and TMK Inc. engages in oil and gas activities in the United States.

The Company's corporate office is located at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7.

The Company's registered office is located at 3081 - 3rd Avenue, Whitehorse, Yukon, Canada. The phone number of the Company's registered office is (867) 668-4405 and the corporate office is (604) 685-9316.

The Company does not have a registered agent in the United States.

Exploration Expenditures
------------------------
During fiscal 2000, 2001 and 2002, the Company incurred $2.8 million, $4.4 million and $100,000, respectively, on the acquisition, exploration and development of its petroleum interests. During the past three fiscal years, the Company has devoted its resources in developing its petroleum and natural gas prospects in California, as described in "Item 4. Information on the Company - Material Properties". With the disappointing results at East Lost Hills, San Joaquin and Regional California, the Company has had to reassess its options and alternatives. In January 2003, the Company acquired an interest in an oil and gas prospect located in Texas. See "Item 4. Information on the Company - Other Properties".

Business Overview
-----------------
Since October 1990, the Company has been active in the business of acquiring, exploring and developing oil and gas prospects in the United States. As described in "Item 4. Information on the Company - Material Properties", the Company's principal assets during 2002 were its interests in the East Lost Hills Joint Venture, the San Joaquin Joint Venture and in Regional California. As of the date of this annual report the Company has determined not to participate further in any of these interests. As of the date of the annual report the Company has acquired an interest in oil and gas leases in Texas. These assets are described in detail in "Item 4. Information on the Company - Material Properties."

2003 Exploration Budget
-----------------------
As of the date of this annual report the Company has determined not to participate in any further exploration or development at East Lost Hills. In January 2003, the Company paid $70,000 to fund the initial development costs for its interest in the West Ranch Field Prospect. No other property acquisitions or exploration expenditures are currently contemplated.

These projections and work schedules are contingent on many factors, many of which are beyond the Company's control. Work schedules can and will change based on results in the field. Actual costs may vary significantly from current estimates. The estimates provided are management's estimates of expenditures to be incurred.

Sales and Revenue Distribution
------------------------------
During 2002, the Company sold its share of petroleum, natural gas and natural gas liquids produced from its wells to a variety of purchasers at the wellhead in the United States. All of its sales were conducted with unaffiliated customers. These purchasers provided a ready market for all of the Company's production and paid the local market price, which fluctuated based upon prevailing market conditions. Due to the number of purchasers in each area, management does not believe that the loss of one or a number of purchasers would pose a significant risk to the continuity of the Company's operations. The Company does not maintain significant inventories of petroleum or natural gas liquids.

Total revenues reported for fiscal 2002, 2001 and 2000, were as follows:

                                                    ($ in 000)
                                   --------------------------------------------
                                              Years Ended August 31,
                                   --------------------------------------------
                                      2002            2001             2000
                                        $               $                $

Oil and Gas Sales
     - United States                       126             521              203
                                   -----------     -----------      -----------
Interest and Other
     - United States                        14              15               58
     - Canada                               23              99              137
                                   -----------     -----------      -----------
                                            37             114              195
                                   -----------     -----------      -----------
Total Revenues                             163             635              398
                                   ===========     ===========      ===========

Competitive Business Conditions,
Competitive Position in the Industry and Methods of Competition
---------------------------------------------------------------
The Company's petroleum and natural gas exploration activities in the state of California are being undertaken in a highly competitive and speculative business atmosphere. In seeking any other suitable petroleum and natural gas properties for acquisition, the Company is competing with a number of other companies located in the state of California and elsewhere, including large oil and gas companies and other independent operators with greater financial resources. Management does not believe that the Company's initial competitive position in the petroleum and natural gas industry will be significant.

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

Governmental Regulations and Environmental Laws
-----------------------------------------------
The Company and any venture in which it participates, is required to obtain permits for drilling oil or gas wells.

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


PRINCIPAL OIL AND GAS PROPERTIES
--------------------------------

MATERIAL PROPERTIES

East Lost Hills Joint Venture and San Joaquin Joint Venture, California
-----------------------------------------------------------------------
During fiscal 2002, the Company was faced with significant funding commitments for its continued participation in the East Lost Hills and San Joaquin Joint Venture's exploration programs. The continued complications encountered at East Lost Hills had a negative impact on the Company's common share price and on the Company's ability to conduct either equity or debt financing. In addition, the combination of reduced commodity prices and constrained production at ELH #1 further reduced the Company's ability to meet its funding commitments. Due to the lack of financial resources, the Company ceased further funding of its share of costs at the East Lost Hills Prospect and San Joaquin Joint Venture. As a result, in February 2002, the Company withdrew from participation in the San Joaquin Joint Venture and, in May 2002, concluded an agreement with Berkely Petroleum, Inc. (a subsidiary of Anadarko) and certain other participants on the ongoing evaluation of the ELH #4 and ELH #9 wells, whereby the funding parties have assumed all of the unpaid amounts, estimated to be $613,288 at the time of the agreement, and future costs in completing the evaluation of these wells. In return, they would be entitled to recover their costs, plus a penalty of 300% of the costs, from production from these wells.

The Company acquired its interests in various oil and gas leases located in Kern County, California (the "East Lost Hills Joint Venture") and in oil and gas leases located in the San Joaquin Basin, California (the "San Joaquin Joint Venture"), in July 1999.

As of August 31, 2002, the Company had spent approximately $1.9 million in leasehold acquisition costs and $1.5 million in exploration and development expenditures on the East Lost Hills Joint Venture. In addition, the Company had spent approximately $2.2 million in leasehold acquisition costs and $1.1 million in exploration and development expenditures on the San Joaquin Joint Venture.

See "Item 4. Information on the Company - Principal Properties - Petroleum and Natural Gas Properties - Material Properties - East Lost Hills Joint Venture and San Joaquin Joint Venture, California."

OTHER PROPERTIES

Regional California
-------------------
The Company participated in a regional exploration program in the San Joaquin Basin of California. The prospects had much shallower target horizons than the East Lost Hills Joint Venture and the San Joaquin Joint Venture. The Company originally held approximately between 36% - 44% capital interest before payout (27% - 33% working interest after payout) in the prospects tested. See "Item 4. Information on the Company - Principal Properties - Other Properties - Regional California".

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

                               Organization Chart

                           ---------------------------
                               TRIMARK ENERGY LTD.
                                     (Yukon)
                           ---------------------------
                                       |
                                       |
             -------------------------------------------------------
            |                                                       |
 -------------------------                                ----------------------
  TRIMARK RESOURCES INC.                                    TMK OIL & GAS INC.
      (Colorado)                                               (California)
         100%                                                      100%
 -------------------------                                ----------------------
            |
            |
  -----------------------
   SAFARI PETROLEUM LLC
       (Colorado)
           100%
  -----------------------


SUBSIDIARIES

Trimark Resources Inc.
----------------------
The Company owns all of the outstanding common shares of Trimark Resources Inc. ("Trimark Inc."), a Colorado corporation, which was incorporated on June 4, 1993. As of the date of this report, Trimark Inc. holds the interest in the East Lost Hills properties. The Company has written-off its investment in Trimark Inc. See "Item 3. Key Information. Risk Factors - Cessation of Funding of the Company's California Petroleum Properties".

Safari Petroleum LLC
--------------------
Trimark Inc. owns all of the interests in Safari Petroleum LLC ("Safari"), a Colorado limited liability company, which was formed on June 14, 1995. As of the date of this report, Safari holds interests in minor oil and gas properties in the United States.

TMK Oil & Gas Inc.
------------------
The Company owns all of the outstanding common shares of TMK Oil & Gas Inc. ("TMK Inc."), a California corporation, which was incorporated on December 11, 2001. As of the date of this report, TMK Inc. holds the interest in the West Ranch Field Prospect.

PRINCIPAL PROPERTIES

Petroleum and Natural Gas Properties
------------------------------------
The Company's principal business is the acquisition of leasehold interests in petroleum and natural gas rights, and the exploration for and development, production and sale of petroleum and natural gas. All of the Company's properties are located in the continental United States. The Company is a minority interest owner in its petroleum and natural gas interests and is not an operator an any of these prospects.

The Company owns interests in petroleum and natural gas properties in the United States, identified as follows:

Material Properties
-------------------
East Lost Hills Joint Venture and San Joaquin Joint Venture, California

Location and Interest
---------------------
The Company holds a 1.0% working interest (0.96% net revenue interest) in the East Lost Hills Joint Venture which is situated in the San Joaquin Basin, approximately 45 miles northwest of Bakersfield, California.

Property Description
--------------------
The San Joaquin Basin has proved to be one of the most productive hydrocarbon producing basins in the continental United States. To date, the approximately 14,000 square mile basin has produced in excess of 13 MMBOE, and contains 25 fields classified as giant, with cumulative production of more than 100 MMBOE. The San Joaquin Basin contains six of the 25 largest oil fields in the U.S.A. and produces more than 75% of California's oil and gas production.

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

EXPLORATION

East Lost Hills Joint Venture Work Program
------------------------------------------
The East Lost Hills Joint Venture holds an interest in a significant number of leases totaling in excess of 40,000 acres. In order to maintain these leases the East Lost Hills Joint Venture has committed to drill certain lands.

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

On August 26, 1999, drilling began on the ELH #1 well, approximately two miles northwest of the Bellevue #1-17R well. On April 12, 2000, this well had drilled to a total depth of 19,724 feet. Production testing began on May 28, 2000 and, based on the results of the production testing and other analysis, a natural gas discovery was determined at the East Lost Hills field. After completion of production facilities and a connection pipeline, this well commenced first production on February 6, 2001. The ELH #1 well is currently producing from a zone in the lower portion of the Temblor formation. Production from the ELH #1 well remains constrained, at current levels of approximately 1.8 MMCFE gas per day, still requiring water disposal facilities. The Company expects this production curtailment to continue until a disposal well is drilled. The operator was unable to negotiate a contract with the owner of the land at the original proposed site of the disposal well. The operator has indicated that it has contracted an alternate surface owner in the same area and that it is attempting to negotiate access to this surface for a water disposal well. The inability to demonstrate what production could be, if a proper water disposal system were in place, has had a negative impact on this project and a significant downgrade on the estimated proven reserves for the ELH #1 well has been made.

It is not known when this disposal well will be completed or, once completed, the impact the availability of this extra capacity will have on production from the ELH #1 well.

The ELH #2 well, located approximately 1.5 miles northwest of the ELH #1 well, was drilled and cased to a total depth of 18,011 feet. Initial production testing of the upper Temblor interval in the well resulted in limited wellbore influx of hydrocarbons (approximate flow rate of 3 MMCF/d), higher than expected fluid content, and poorer than expected pressure response. Many of the initial production test results on the well have been influenced by mechanical difficulties associated with drill pipe that was inadvertently cemented across the testing interval. The ELH #2 well is currently suspended as a potential producer pending availability of water disposal facilities.

The ELH #3R west flank exploration well was drilled to a total measured depth of 21,769 feet to test the Temblor interval in a separate, seismically defined structure from the East Lost Hills structure. Due to steep dips encountered in the lower portion of the well, it was determined that the underlying secondary objective, the Point of Rocks formation, could not be reached in the existing wellbore. The well was plugged back to 19,370 feet measured depth for testing of the lower Temblor. Multiple zones in the lower Temblor section were perforated and tested in the well. Communication was established with the formation during testing and no hydrocarbons were recovered. The well has been suspended pending analysis of new seismic data and additional offset well information.

The ELH #4 well commenced drilling on November 26, 2000 and reached total depth of 20,800 feet on August 7, 2001. The ELH #4 well was completed and tested in the Kreyenhagen shale and Phacoides sands. Gas and pressures began low peaking at 1.56 MMCFPD with 16.9 BWPD and 2.3 BCPD at a flowing tubing pressure of 90 psi. From the peak, rates declined to zero and the well was dead. The well was cleaned out of possible plugging slugs. The ELH #4 well remains shut-in awaiting results from the ELH #9 well. Significant shows were observed over several hundred feet of the Agua sands.

The ELH #9 well commenced drilling in early August 2001, at a location approximately two miles southeast of the ELH #4 well. This well was drilled to 21,100 feet and was designed to test the continuation of the East Lost Hills structure in the south easterly direction. The ELH #9 well was completed in the Kreyenhagen shale and Phacoides sands. Testing commenced with rates generally less than 1 MMCFPD with one peak of 2.37 MMCFD. Rates continued to decline below 500 MCFPD. The Kreyenhagen was stimulated with acid to attempt improved production. Upon re-testing, rates remained well below 300 MCFGPD. The zones were re-perforated with no improvement in production. The results are negative indicators of prolonged economic production from the Kreyenhagen or Phacoides sands. Management believes some additional potential remains in the upper Agua sand that remains to be tested. Gas shows in the Agua sands are limited to a 20 foot zone.

The Company is, however, also aware that there exists a difference of opinion as to whether the testing procedures employed by the operator were the appropriate ones. It has been stated that a proper test has not completed on these wells and conclusions based on the test results to date cannot be relied upon.

Due to the lack of financial resources, the Company ceased further funding of its share of costs at the East Lost Hills Prospect and San Joaquin Joint Venture. As a result, the Company concluded an agreement with Berkely Petroleum, Inc. (a subsidiary of Anadarko) and certain other participants on the ongoing evaluation of the ELH #4 and ELH #9 wells, whereby the funding parties have assumed all of the unpaid amounts, estimated to be $4.9 million at the time of the agreement, and future costs in completing the evaluation of these wells. In return, they will be entitled to recover their costs, plus a penalty, of 300% of the costs, from production from these wells. See "Item 4. Information on the Company - Business Overview - Principal Oil and Gas Properties - Material Properties - East Lost Hills Joint Venture and San Joaquin Joint Venture, California."

In December 2002, the Company was informed that Anadarko had formally notified the participant group that it proposed the plugging and abandonment of the ELH #4 and #9 wells. The funding parties have not yet consented to the operator's proposal.

San Joaquin Joint Venture Work Program
--------------------------------------
With respect to the San Joaquin Joint Venture, the operator commenced drilling the initial exploratory well on the first of the three initial prospects, Cal Canal, in June 1999. The Cal Canal well penetrated 1,230 feet of the Temblor formation with 775 feet of net sand and was drilled to a total depth of 18,100 feet. The well completion commenced on January 20, 2000. Non-commercial hydrocarbon flow rates were obtained from the initial perforated 10 foot zone. The leases were ultimately terminated by the San Joaquin Joint Venture in 2002.

The participants in the San Joaquin Joint Venture, on the recommendations of the operator, Anadarko, determined that the Lucky Dog Prospect would not be drilled and accordingly, the San Joaquin Joint Venture relinquished its interest in this prospect.

Drilling of the Pyramid Hills Prospect commenced in December 2001. In February 2002, the Company withdrew from participation in the San Joaquin Joint Venture and, accordingly, no longer has an interest in the Pyramid Hills Prospect.

OTHER PROPERTIES

Regional California
-------------------
The Company participated in a regional exploration program in the San Joaquin Basin of California and a number of prospects were drill tested. The prospects had much shallower target horizons that the East Lost Hills Joint Venture and the San Joaquin Joint Venture and the costs to drill were substantially less than the East Lost Hills prospects.

Drilling of exploratory test wells commenced in fiscal 2001 on the Mica, Sequoia, Parsley and the Merlot Prospects and were completed in fiscal 2002. No hydrocarbon bearing sands were encountered and the wells were plugged and abandoned. The Company had approximately a 36% - 44% capital interest before payout (27% - 33% after payout) in the prospects tested.

During fiscal 2002, the Company also participated in the drilling of an exploratory well on the Basil Prospect, located in the southern portion of the Sacramento Basin. This prospect is believed to be a structural fault trap documented with seismic and well data. This well had to be drilled directional under a body of water from a land based position. The targets were believed to be at 4,500 feet but the well had to be drilled 6,000 feet laterally to the target. The initial test well on the Basil Prospect, the Suisun #25 well, commenced drilling on July 25, 2001 and was completed on August 28, 2001 at a depth of 7,829 feet. The Basil Prospect is adjacent to the Suisun producing field and separated by a fault. The Suisun #25 well was directionally drilled to a measured depth of 7,829 feet to test the Suisun and Domengine Sands for natural gas. At 5,550 feet the well encountered the trapping fault with a 440 unit gas spike supporting the sealing ability of the fault. The Suisun Sands were encountered at 6,545 feet - 132 feet high to prognosis. The first sands coming in high supports throw on the fault to be greater than expected. Once the sands were encountered the background gas increased by nearly 200 units (1 unit = 50 ppm Methane). Throughout the Suisun Sands the background gas remained between 100 and 200 units with several connection gas readings in excess of 300 units. The Domengine Sands were encountered at a measured depth of 7,120 feet - 162 feet high to prognosis. In the lower Domengine Sands, background gas readings remained in excess of 500 units. When pulling out of the hole the drill pipe became stuck at approximately 2,300 feet and after three days of recovery efforts the pipe, below 3,216 feet remained stuck. It was therefore determined to temporarily suspend the well.

On August 19, 2002, the operator commenced the sidetrack of the well from the same surface location using the existing casing down to 2,114 feet. The side-track parallelled the original hole to the same total depth of 7,829 feet. Only the Suisun sands were encountered in this well. Gas shows were present throughout the Suisun Sands from 6,480 feet to 7,170 feet measured depth. Once again, hole problems were encountered while pulling out to log preventing any open hole logs. While performing the clean-out trip for casing the drill pipe became stuck at 6,248 feet. Coiled tubing was run through drill pipe to 7,500 feet and cemented in place. Case hole logs and perforations were accomplished to test several zones within the shallow objective of the Suisun Sands. Gas was flowed to the surface at very low pressures. It was determined that there was insignificant pressure and volume to be economic. The well was plugged and abandoned September 21, 2002.

Texas Properties
----------------
In December 2002, the Company identified an oil and gas development opportunity and effective as of January 1, 2003, acquired a 3% working interest in certain oil and gas leases known as the West Ranch Field from an arm's-length private oil and gas company. To acquire its interest, the Company has agreed to fund about $70,000 of initial development costs. A cash call was received and paid from working capital on hand.

The West Ranch Field is located approximately 25 miles southeast of Victoria, in Jackson County, Texas. The field was discovered in 1938 by Mobil Oil and has produced in excess of 300 BCF gas and 300 MMBO from hundreds of wells. The geology of the West Ranch Field consists of typical Gulf Coast sand sequences with numerous stacked sand pays of both Miocene and Frio age rocks. Over 25 main producing sands have been identified within the West Ranch Field production limits with the Greta, Glasscock, 41-A, 98-A and Ward sands being the most prolific producers. These sands are historically high permeability, high porosity sands capable of producing high fluid rates.

In the early 1980's the previous operator became active in the region through acquisition of a few old producing well bores. After reworking geological structure and net sand maps, the operator was able to extend the southwest production limits of the field by the drilling of infield wells targeting structural highs. The current operator purchased the West Ranch Field and took over its operation on January 1, 2003. The property includes 35 wells with only a small number currently producing on gas lift. After a detailed engineering analysis of the property, the operator has developed a plan, which focuses on the re-establishing of shut-in wells to active status by adding compression, salt water handling and disposal. The implementation of the re-work of these shut-in wells will be conducted over the next seven months. It is expected that any additional capital expenditures which may be required will be funded from cash flow generated from the reactivation of the shut-in wells.

OTHER

During the year ended August 31, 2002 the Company also held minor interests in other oil and gas leaseholds, known as the South Haskell Field (Haskell County, Texas). On September 1, 2002, the South Haskell Field was sold to an arms-length party for $85,000.

Oil and Gas Reserves
--------------------
The following tables set forth information regarding the Company's share of estimated proven oil and gas reserve quantities, reserve value and discounted future net revenues. The reserve related information for the years ended August 31, 2002 and 2001 were determined through independent engineering evaluations completed by Petrotech Engineering Ltd. ("Petrotech"), an independent petroleum consulting firm. The reserve related information for the year ended August 31, 2000 was determined through independent engineering evaluations completed by Lee Keeling and Associates, Inc. ("Lee Keeling"), a firm of independent petroleum consultants. The Company does not have any long- term supply or similar agreements with foreign governments or authorities in which the Company acts as producer.

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

                                                                                                       Present Value of
                                                                                                       Estimated Future
                                                                                      Estimated          Net Revenues
                                                                         Gas          Future Net     Before Income Taxes
                                              Gas           Oil       Equivalent     Revenues (2)     Discounted at 10%
Period                                      (MMCF)         (MBO)      (MMCFE)(1)       (US$000)            (US$000)

Year Ended August 31, 2002
--------------------------
Proved developed reserves                    23.9            1.0            30.9           17.0                13.4
Proved undeveloped reserves                     -              -               -              -                   -
                                         --------       --------       ---------       --------            --------
                                             23.9            1.0            30.9           17.0                13.4
                                         ========       ========       =========       ========            ========
Year Ended August 31, 2001
--------------------------
Proved developed reserves                   533.5           27.9           700.9        1,638.4               793.0
Proved undeveloped reserves                     -              -               -              -                   -
                                         --------       --------       ---------       --------            --------
                                            533.5           27.9           700.9        1,638.4               793.0
                                         ========       ========       =========       ========            ========
Year Ended August 31, 2000
--------------------------
Proved developed reserves                    77.6           10.5           140.6          228.4               221.3
Proved undeveloped reserves               1,104.6            8.0         1,152.6        4,533.2             1,922.1
                                         --------       --------       ---------       --------            --------
                                          1,182.2           18.5         1,293.2        4,821.6             2,143.4
                                         ========       ========       =========       ========            ========

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

During the year ended August 31, 2002, the Company recorded an impairment charge of $5.8 million. The impairment charge reflected a number of significant developments which occurred in fiscal 2002. Production at the ELH #1 well was significantly curtailed in 2002 as a result of the lack of adequate water disposal facilities. In addition, management believes that there has been an inability to demonstrate what production could be, if a water disposal facility was put in place. As a result, the estimated proven reserves at ELH #1 were significantly downgraded in 2002 based on current production levels. As a result of the write-off of the Company's net investment in the East Lost Hills Project in December 2002, the Company is no longer recognizing these reserves.

Acreage
-------
The following table sets forth as of January 31, 2003, the gross and net acres of developed and undeveloped oil and gas acreage that the Company holds.

                                  Developed                     Undeveloped
                            ----------------------         ---------------------
                             Gross           Net            Gross           Net
State                        Acres          Acres           Acres          Acres
-----                       -------        -------         -------        ------

Texas                        1,000           800             500            400
                             =====          =====           =====          =====

Productive Oil and Gas Wells
----------------------------
As of January 31, 2003, the Company does not hold any productive oil and gas wells, operated and non-operated, other that the interest in the ELH #1 well.

Volumes, Prices and Production Costs
------------------------------------
The following table sets forth certain information regarding the production volumes, average prices received and average production costs associated with the Company's sale of oil and gas for the periods.


                                                Year Ended August 31,
                                  ----------------------------------------------
                                     2002               2001               2000

Net production:
    Oil (Barrels)                   2,821              2,851              3,069
    Gas (MCF)                      13,805             48,379             24,399

Average sales price:
    Oil (per Barrel)               $31.74             $42.90             $36.98
    Gas (per MCF)                   $3.55              $9.16              $3.66
Average production cost (MCF)       $4.64              $2.88              $3.61


Principal Offices
-----------------
The Company's corporate office is located at Suite #1305, 1090 West Georgia Street, Vancouver, British Columbia, Canada. The corporate office facility is provided on a month-to-month basis by Chase as part of its agreement with the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------


The following discussion of the results of operations of the Company for the fiscal years ended August 31, 2002, 2001, and 2000 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP except for the differences referred to in Note 11 of the consolidated financial statements of the Company included herein. The noon rate of exchange on January 31, 2003, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN$0.6542 (US$1.5286 = CDN$1.00). The effects of inflation and price changes have not had a material impact on the Company's income or net sales revenues during the past three years.

The Company's consolidated financial statements were prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. Accordingly, the financial statements do not give effect to adjustments, if nay, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements.

Overview
--------
The Company, through its subsidiaries, Trimark Inc., Safari and TMK Inc., is engaged in the business of exploring for and development of oil and gas prospects in the United States. Substantially all of the Company's oil and gas exploration activities are conducted jointly with others. Because the Company owns an undivided interest in each asset and is proportionately liable for its share of each liability, the consolidated financial information reflects the Company's proportionate interest in such activities. The Company sells all of its oil and gas production on a spot basis and does not utilize forward sales contracts.

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

Results of Operations
---------------------

Year Ended August 31, 2002 Compared to Year Ended August 31, 2001
-----------------------------------------------------------------
During the year ended August 31, 2002, the Company recorded a loss of $6,566,673 ($2.24 per share) compared to a loss of $5,048,280 ($2.04 per share) for the 2001 fiscal year.

A number of significant transactions have occurred which affect the comparability of the Company's performance to prior periods. Over the past three years the Company's focus has been on the exploration and development of its East Lost Hills Joint Venture and San Joaquin Joint Venture prospects. Production commenced from the ELH #1 on February 6, 2001, and represented the only significant producing petroleum and natural gas interest to the Company during fiscal 2002. Production from the ELH #1 well, during fiscal 2002, has been significantly curtailed as a result of water disposal problems. As a result of the production curtailment in ELH #1, petroleum and natural gas revenues decreased by 76%, from $521,322 during 2001 to $125,749 in 2002. Revenue from oil sales decreased 30%, from $116,910 in 2001 to $81,512 in 2002. Oil production decreased 1%, from 2,851 BBLS in 2001 to 2,821 BBLS in 2002 and average selling prices received decreased 26%, from $42.90/BBL in 2001 to $31.74/BBL in 2002. Revenue from natural gas sales decreased 89%, from $404,412 in 2001 to $44,237 in 2002. Natural gas production decreased 71%, from 48,379 MCF in 2001 to 13,805 MCF in 2002. In addition, the average selling price of natural gas during 2002 received by the Company decreased 61%, from $9.16/MCF in 2001 to $3.55/MCF in 2002.

On an MCFE basis, production costs increased 61%, from $2.88/MCFE in 2001 to $4.64/MCFE in 2002, resulting primarily from the costs associated with disposing of the water produced at ELH #1 and the impact of the reduced production in 2002. The depreciation and depletion rate increased 3%, from $5.88/MCFE in 2001 to $6.08/MCFE in 2002. In addition, the Company recorded an impairment of $5,834,318 in 2002 as a result of the ceiling test performed effective August 31, 2002. The impairment charge in 2002 reflects a number of significant developments which have occurred. Production at the ELH #1 well was significantly curtailed during 2002 as a result of the lack of adequate water disposal facilities. In addition, management believes there has been an inability to demonstrate what production could be if a water disposal facility was put in place. As a result, the estimated proven reserves at ELH #1 has been significantly downgraded based on current production levels. During 2002, the Company withdrew from participation in the Greater San Joaquin Joint Venture. The Company had recorded a total of $3,149,431 relating to its costs for the Greater San Joaquin Joint Venture. The Company also participated in the drilling of exploratory wells on four prospects namely, Mica, Sequoia, Paisley and Merlot. Drilling was completed in 2002. These wells were plugged and abandoned. Costs totalling $1,792,345 were incurred relating to these prospects. The ceiling test is a cost recovery test and is not intended to result in an estimate of fair market value.

General and administrative costs decreased by $88,456, from $330,245 in 2001 to $241,789 in 2002. The decrease was primarily attributed to the effect of unrealized foreign exchange rate fluctuations on U.S. dollar denominated balances in 2002 compared to 2001 and the reduced spending in 2002 as a result of the Company's finances and reduced corporate activities.

During fiscal 2002, the Company recorded $99,517, net of the $169,385 reversal of accounts payable, in expenditures on its petroleum interests compared to $4,415,135 in fiscal 2001. Additions recorded for 2002 comprised of $5,473 on the East Lost Hills Project, and $203,360 for the exploration of the Regional California Prospects and $60,069 for the Big Springs Project. Overall, the level of capital expenditures in 2002 decreased as a result of the lack of progress at East Lost Hills and the resulting negative impact on the Company's ability to raise financing to continue funding of its share of costs. As at result, in May 2002, the Company concluded an agreement on the ongoing evaluation of the ELH #4 and #9 wells, whereby the funding participants have assumed all of the unpaid amounts and future costs in completing evaluation of these wells. Unpaid billings for the ELH #4 and #9 wells at the time of the agreement totalled $613,288, of which $169,385 was billed and had been recorded as accounts payable at August 31, 2001. During 2002, the Company reversed the $169,385, with an offsetting credit to petroleum and natural gas interests.


Year Ended August 31, 2001 Compared to Year Ended August 31, 2000
-----------------------------------------------------------------
During the year ended August 31, 2001, the Company recorded a loss of $5,048,280 ($2.04 per share), an increase in loss of $4,751,431 from the loss of $296,849 ($0.14 per share) incurred in 2000. The increase in loss for 2001 was due to a writedown of $4,790,379 relating to the Company's petroleum and natural gas interests.

Revenue from oil and gas sales increased by 157% during 2001, from $202,714 in 2000 to $521,322 in 2001. The increase in 2001 was due to a combination of high commodity prices received during the first half of fiscal 2001 and increased production. Production commenced from the ELH #1 on February 6, 2001, and represented the only significant producing property interest to the Company during fiscal 2001.

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

Liquidity and Capital Resources
-------------------------------
As at August 31, 2002, the Company had working capital of $77,134 and $775,534 of debt outstanding.

With the disappointing developments at the East Lost Hills and San Joaquin Joint Ventures and at Regional California, the Company has had to review and reassess its options and alternatives. Subsequent to August 31, 2002, the operator of the East Lost Hills Project formally proposed the plugging and abandonment of the ELH #4 and #9 wells. The remaining funding parties have not yet consented to the operator's proposal. However, in light of the ongoing difficulties encountered and uncertainties at East Lost Hills, the Company has determined that it will record a further non-cash impairment charge, estimated at approximately $1.3 million, during fiscal 2003. See "Item 8. Financial Information - Significant Changes".

The Company is currently not able to generate sufficient cash flow from its operations to meet ongoing corporate overhead, capital commitments and discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt repayment obligations and, in the longer term, the generation of profit and positive cash flow from business operations. Unless the Company is able to obtain additional financings, it does not have sufficient working capital to continue funding the continued exploration and development of its petroleum interests or discharge its ongoing liabilities as they come due. There is no assurance that the Company will be able to obtain sufficient financings.

Research and Development
------------------------
During fiscal 2000, 2001 and 2002, the Company incurred $2.8 million, $4.4 million and $100,000, respectively, on the acquisition, exploration and development of its petroleum interests. During the period from September 1, 2002 to January 31, 2003, the Company had incurred approximately $300,000 in acquisition costs, and exploration and development expenditures.


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
--------------------------------------------------------------------------------

Directors and Senior Management
-------------------------------
The names, positions held with the Company and principal occupation during the five years prior to the date of this report of each director and officer of the Company as of the date of this report, are as follows:

Name                                    Position with the Company               Term of Office (for each office held)
--------------------------------        -------------------------               -------------------------------------
DONALD W. BUSBY(1)                      Chairman                                From April 1999 - present
Bakersfield, California, U.S.A.
                                        President                               From September 1999 - present
                                        Chief Executive Officer                 From February 1997 - present
                                        Director                                From December 1988 - present
                                        Promoter                                From December 1988 - present

NICK DEMARE(1)                          Director                                January 1996 - present
Burnaby, British Columbia, Canada

GEORGE MUSCROFT(1)                      Director                                From February 1997 - present
Portland, Ontario, Canada

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

Donald W.  Busby (Age 65),  Chairman,
Chief  Executive  Officer,  Promoter  and Director
--------------------------------------------------
Since June 1988, Mr. Busby has been the president and owner of DWB Management Ltd. Mr. Busby, through DWB, provides marketing, financial management and consulting services to various mineral exploration companies, including the Company. Since August 1990, Mr. Busby has been the owner and president of Boone Petroleum Inc., a private company owned by Mr. Busby. Mr. Busby currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

Nick DeMare (Age 48), Director
------------------------------
Mr. DeMare holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Since May, 1991, Mr. DeMare has been the President of Chase Management Ltd., a private company which provides a broad range of administrative, management and financial services to private and public companies engaged in mineral exploration and development, gold and silver production, oil and gas exploration and production and venture capital. Mr. DeMare indirectly owns 100% of Chase. Mr. DeMare currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

George Muscroft (Age 73), Director
----------------------------------
Mr.  Muscroft  holds a Bachelor of Science degree from the University of Toronto
(1953) and has been a professional engineer since 1954. Since 1984, Mr. Muscroft has been the President of Modnar Enterprises, an independent consulting engineering firm.

Harvey Lim (Age 44), Corporate Secretary
----------------------------------------
Mr. Lim holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Mr. Lim was employed by Coopers & Lybrand (now PricewaterhouseCoopers LLC) from 1981 to 1988. From 1988 to 1991, Mr. Lim was employed as controller with Ingot Management Ltd. Since 1991, Mr. Lim has been employed by Chase Management Ltd. as controller. Mr. Lim currently serves as an officer and director of other public reporting companies.

Compensation
------------
During the fiscal year ended August 31, 2002, the directors and officers of the Company, as a group, had received or charged the Company a total of $185,020 for services rendered by the directors and officers or companies owned by the individuals.

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

The Company currently has one Named Executive Officer, Donald W. Busby (the "Named Executive Officer"). The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officer during the financial years ended August 31, 2000, 2001 and 2002:

Summary Compensation Table

                                        Annual Compensation                    Long Term Compensation
                                     -------------------------------     --------------------------------
                                                                                 Awards           Payouts
                                                                         -----------------------  -------
                                                                         Securities   Restricted
                                                                           Under      Shares or                   All
                                                           Other          Options/    Restricted                 Other
Name and                                                   Annual           SARs        Share       LTIP        Compen-
Principal                           Salary      Bonus   Compensation      granted       Units     Payouts       sation
Position               Year(1)        ($)        ($)        ($)            (#)(2)        ($)        ($)           ($)
-------------------    ------       ------      -----   ------------     ----------   ----------  -------      ---------
Donald W. Busby         2002          Nil        Nil        Nil            Nil/Nil       N/A        N/A        132,082(3)
Chairman, President,    2001          Nil        Nil        Nil         56,142/Nil       N/A        N/A        105,296(3)
CEO and Director        2000          Nil        Nil        Nil            Nil/Nil       N/A        N/A         60,000(3)

(1)  Financial years ended August 31, 2000, 2001 and 2002.
(2) Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.
(3)  Amounts paid to private companies wholly owned by Mr. Busby.

Long Term Incentive Plan Awards
-------------------------------
Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Company has not granted any LTIP's during the financial year ended August 31, 2002.

Stock Appreciation Rights
-------------------------
Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SAR's were granted to or exercised by the Named Executive Officer or directors during the financial year ended August 31, 2002.

Option Grants in Last Fiscal Year
---------------------------------
No incentive stock options were granted to the Named Executive Officer during the past fiscal year ended August 31, 2002.

Repricing of Options in Last Fiscal Year
----------------------------------------
The following table sets forth details of all repricings of stock options during the past fiscal year ended August 31, 2002 in respect to the Named Executive
Officer:

                                                                                                                Length of
                                           Securities      Market Price                                         Original
                                             Under        of Securities at  Exercise Price                     Option Term
                                          Options/SARs        Time of         at Time of                      Remaining at
                                          Repriced or      Repricing or      Repricing or     New Exercise      Date of
                            Date of         Amended          Amendment        Amendment           Price       Repricing or
Name                       Repricing          (#)          ($/Security)      ($/Security)     ($/Security)      Amendment
---------------            ---------      ------------     ---------------   -------------    ------------    -------------
Donald W. Busby            Jul.15/02         41,000            0.30             1.05(1)           0.40           1 month
                           Jul.15/02         56,142            0.30             1.05(2)           0.40           6 months

(1) Initially repriced from $7.98 per share to $1.05 per share on December 31, 2001. The market price of the shares at the time of initial repricing was $0.98 per share.
(2) Initially repriced from $4.20 per share to $1.05 per share on December 31, 2001. The market price of the shares at the time of initial repricing was $0.98 per share.

Aggregated Option Exercises
in Last Fiscal Year and Fiscal Year-End Option Values
-----------------------------------------------------
The following table sets forth details of all exercises of stock options during the financial year ended August 31, 2002 by the Named Executive Officer and the fiscal year-end value of unexercised options on an aggregated basis:

                                                                                                   Value of Unexercised
                                                                          Unexercised Options at   In-the-Money Options
                                                                             Fiscal Year-End        at Fiscal Year-End
                                  Securities            Aggregate                 (#)(3)                 ($)(3)(4)
                                 Acquired on              Value
                                   Exercise              Realized              Exercisable/            Exercisable/
Name                                (#)(1)                ($)(2)              Unexercisable            Unexercisable
---------------                  -----------            ---------          ---------------------   --------------------
Donald W. Busby                      Nil                   Nil                  56,142/Nil               0(5)/Nil


(1) Number of common shares of the Company acquired on the exercise of stock options.
(2) Calculated using the closing price of common shares of the Company on the TSX Venture .
(3) As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture on August 31, 2002 of $0.19 per share, less the exercise price of in-the-money stock options.

Pension Plans
-------------
The Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts
------------------------------------------------------------------------------
The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officer in the Company's most recently completed financial year or current financial year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

Compensation of Directors
-------------------------
No incentive stock options were granted to current and former directors who are not Named Executive Officers of the Corporation.

The following table sets forth details of all repricing of stock options during the financial year ended August 31, 2002 in respect of current and former directors who are not Named Executive Officers of the Company:



                                                                                                               Length of
                                           Securities      Market Price                                         Original
                                             Under        of Securities at  Exercise Price                    Option Term
                                          Options/SARs        Time of         at Time of                      Remaining at
                                          Repriced or      Repricing or      Repricing or     New Exercise      Date of
                            Date of         Amended          Amendment        Amendment           Price       Repricing or
Name                       Repricing          (#)          ($/Security)      ($/Security)     ($/Security)     Amendment
---------------            ---------      ------------    ---------------   --------------    ------------    ------------
Nick DeMare                Jul.15/02       21,429(1)           0.30            1.05(2)            0.40          1 month
                           Jul.15/02       14,286(1)           0.30            1.05(2)            0.40          3 months
                           Jul.15/02         14,286            0.30            1.05(3)            0.40          6 months

George Muscroft            Jul.15/02         3,571             0.30            1.05(2)            0.40          3 months
                           Jul.15/02         8,571             0.30            1.05(3)            0.40          6 months

Richard Darrow             Jul.15/02         14,286            0.30            1.05(3)            0.40          6 months


NOTES:

(1) Granted to Chase Management Ltd., a private company wholly-owned by Mr. DeMare.
(2) Initially repriced from $7.98 per share to $1.05 per share on December 31, 2001. The market price of the shares at the time of the repricing was $0.98 per share.
(3) Initially repriced from $4.20 per share to $1.05 per share on December 31, 2001. The market price of the shares at the time of the repricing was $0.98 per share.

The following table sets forth details of all exercises of stock options/SARs during the financial year ended August 31, 2002 by current and former directors who are not Named Executive Officers of the Company and the financial year-end value of unexercised options/SARs:

                                                                                                 Value of Unexercised
                                                                         Unexercised             In-the-Money Options/
                                                                   Options/SARs at Fiscal       SARs at Fiscal Year-End
                          Securities            Aggregate                 Year-End                     ($)(3)(4)
                         Acquired on              Value                    (#)(3)
                           Exercise              Realized               Exercisable/                 Exercisable/
        Name                (#)(1)                ($)(2)                Unexercisable                Unexercisable
----------------         -----------           ----------          -----------------------      ------------------------
Nick DeMare                  Nil                   Nil                  28,572(5)/Nil                   Nil/Nil

George Muscroft              Nil                   Nil                   12,142/Nil                     Nil/Nil

Richard Darrow               Nil                   Nil                 14,286 (6)/Nil                   Nil/Nil


(1) Number of common shares of the Company acquired on the exercise of stock options.

(2) Calculated using the closing price of common shares of the Company on the TSX Venture on the date of the exercise, less the exercise price per share.

(3) As freestanding SARs have not been granted, the numbers relate solely to stock options.

(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture on August 31, 2002 of $0.19 per share, less the exercise price of in-the-money stock options.

(5) Includes 14,286 options granted to Chase Management Ltd. ("Chase"), a private company wholly owned by Mr. DeMare. (6) Expired on November 7, 2002.

During the most recently completed financial year ended August 31, 2002, current and former directors received compensation for services provided to the Company in their capacities as directors and/or consultants and/or experts as follows:

Compensation Table
------------------

                                              Annual                All other
                                           Compensation            compensation
Name of Director         Year(1)        - Directors fees       - Consulting fees
----------------         -------        ----------------       -----------------
Nick DeMare               2002                 $Nil                   $46,080(2)
George Muscroft           2002                 $Nil                    $4,500
Richard Darrow            2002                 $Nil                    $2,358


(1)  Financial year ended August 31, 2002.
(2) Paid to Chase for accounting and professional services rendered by Chase personnel.

Employment Agreements
---------------------
The Company has directly entered into management contracts with companies controlled by Messrs. Busby and DeMare for accounting, professional and management services provided to the Company. Specifically, the Company has a management contract with DWB, a private company owned by Mr. Busby, at a rate of US$7,000 per month and with Chase, a company indirectly owned by Mr. DeMare, at a rate of $3,000 per month. In addition, the Company may be charged for additional services performed by DWB and Chase. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

BOARD PRACTICES

Audit Committee
---------------
The Company's Audit Committee must be comprised of at least three directors, the majority of whom are not employees, control persons or members of management of the Company or any of its associates or affiliates. The board of directors of the Company, after each annual shareholder' meeting must appoint or re-appoint an audit committee. As of the date of this annual report, the members of the audit committee were Mr. Busby, Mr. DeMare and Mr. Muscroft.

The Audit Committee must review the annual financial statements of the Company before they are approved by the board of directors of the Company. The board of directors of the Company must review, and if considered appropriate, approve the annual financial statements of the Company before presentation to the shareholders of the Company.

Termination of Employment or Change of Control
----------------------------------------------
Other than as described in the Summary Compensation Table and above, the Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officer in the Company's most recently completed financial year or current financial year in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

Employees
---------
During the years ended August 31, 2002, 2001 and 2000, the Company had no full-time or part-time employees in the area of management and administration. Corporate accounting, management and administration are provided, in part, by Chase, a company owned by Mr. Nick DeMare, a director of the Company. In the event the Company needs to employ personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company and its subsidiaries operate. There can be no assurance, however, that such personnel will be available in the future. Exploration activities are conducted by consultants, laborers and technicians hired for the duration of the exploration program.

Share Ownership

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of January 31, 2003.

                                                             Shares and Rights Beneficially
Title of Class            Name and Address of Owner              Owned or Controlled (1)       Percent of Class (1)
--------------            -------------------------          ------------------------------    --------------------
Common Stock              Donald W. Busby                             402,718(2)(3)                   13.04%
                          Bakersfield, California

Common Stock              Nick DeMare                                 93,984(4)(5)                    03.17%
                          Burnaby, British Columbia

Common Stock              George Muscroft                                8,571(6)                     00.29%
                          Portland, Ontario

Common Stock              Harvey Lim                                    4,429(7)                      00.15%
                          Burnaby, British Columbia

(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 2,926,859 shares of common stock outstanding as of January 31, 2003.
(2) Includes 144,005 shares of common stock held by Boone Petroleum Inc. ("Boone"), a private company wholly-owned by Mr. Busby and 96,285 shares held by the Donald W. Busby 1999 Irrevocable Trust ("Busby Trust").
(3) Includes warrants held by Boone to acquire an additional 106,286 common shares. and options held by Mr. Busby to acquire 56,142 common shares.
(4) Includes 857 common shares held directly by Mr. DeMare, 20,404 shares held by DNG Capital Corp. ("DNG"), a private company wholly-owned by Mr. DeMare, and 37,294 shares held by 888 Capital Corp. ("888"). 888 is a private company 50% owned by Mr. DeMare.
(5) Includes warrants held by DNG to acquire an additional 8,286 common shares, warrants held by 888 to acquire 12,857 common shares and options to acquire an additional 14,286 shares.
(6) Consists of options to acquire 8,571common shares. (7) Consists of options to acquire 4,429 common shares.


Stock Options
-------------
Stock options to purchase securities from the Company are currently granted to directors, employees and consultants of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture. Stock options must be approved by the Company's shareholders at an Annual General Meeting. The Company has no formal written stock option plan.

Under the TSX Venture stock option program, stock options for up to 10% of the number of issued and outstanding shares of common stock may be granted from time to time, provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding shares of common stock. No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all stock options granted under the stock option program must be at least equal to the fair market value of such shares of common stock on the date of grant less a discount allowed by the TSX Venture, and the maximum term of each stock option may not exceed five years.

Stock options to purchase securities from the Company are granted to directors and employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture. Stock options must be approved by the Company's shareholders at an Annual General Meeting. The Company has no formal written stock option plan.

As of January 31, 2003, the Company had granted an aggregate of 92,857 incentive stock options to purchase shares of the Company's common stock to the following persons:

                           Nature           No. of      Exercise
Optionee                  of Option        Options     Price/Share   Expiry Date
----------------          ---------        -------     -----------   -----------
Donald W. Busby           Director          56,142        $0.40       Jan. 25/04
George Muscroft           Director           8,571        $0.40       Jan. 25/04
Nick DeMare               Director          14,286        $0.40       Jan. 25/04
Betty L. Moody            Employee           2,143        $0.40       Jan. 25/04
Harvey Lim                Officer            4,286        $0.40       Jan. 25/04
Arabella Smith            Employee           2,143        $0.40       Jan. 25/04
Rosanna Wong              Employee           2,143        $0.40       Jan. 25/04
Linda Liu                 Employee           2,143        $0.40       Jan. 25/04
Jacqueline Hibbs          Employee           1,000        $0.40       Jan. 25/04
                                           -------
TOTAL                                       92,857
                                           =======

All of these options are non-transferable and currently terminate on the earlier of the expiry date or the 30th day following the day on which the director, officer or employee, as the case may be, ceases to be either a director, officer or employee of the Company.

As of January 31, 2003, the directors and officers of the Company, as a group (4 persons), held options to purchase 83,285 shares of the Company's common stock.

In order to comply with recent amendments to the TSX Venture rules, the Company proposes to adopt a stock option plan (the "Plan") at the next annual general meeting of its shareholders. The purpose of the Plan will be to provide the Company with a share related mechanism to enable the Company to attract, retain and motivate qualified directors, officers, employees and other service providers, to reward directors, officers, employees and other service providers for their contribution toward the long term goals of the Company and to enable and encourage such individuals to acquire shares of the Company as long term investments.

The Plan will provide that it is solely within the discretion of the Board of Directors (the "Board") to determine who should receive options and in what amounts. The Board will be able to issue a majority of the options to insiders of the Company. However, the Plan will provide that in no case will the Plan or any existing share compensation arrangement of the Company result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Company's issued and outstanding share capital.

The following information is a brief description of the proposed Plan:

1. The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of shares which is 10% of the issued and outstanding shares of the Company. As at January 31, 2003, the Company had 92,857 options outstanding which were granted prior to the adoption of the Plan. These options form a part of the foregoing 10%. The exercise price of the stock options, as determined by the Board in its sole discretion, shall not be less than the closing price of the Company's shares traded through the facilities of the TSX Venture on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the TSX Venture or, if the shares are no longer listed for trading on the TSX Venture, then such other exchange or quotation system on which the shares are listed and quoted for trading.

2. The Board will not grant options to any one person which will, when exercised, exceed 5% of the issued and outstanding shares of the Company.

3. Upon expiry of the option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Plan may not have an expiry date exceeding ten years from the date on which the Board grants and announces the granting of the option.

4. If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other than by reason of death), as the case may be, then the option granted shall expire on the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Company, subject to the terms and conditions set out in the Plan.

The Plan may be administered by the Company's secretary or such other senior officer or employee as may be designated by the Board from time to time. Upon the approval of the Plan by the Company's shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by employees of the Company regularly employed on a full-time or part-time basis, directors of the Company and persons who perform services for the Company on an ongoing basis or who have provided, or are expected to provide, services of value to the Company.

Warrants
--------
As of January 31, 2003, there were non-transferable common share purchase warrants exercisable for the purchase of 397,428 common shares, which expire at various times until August 15, 2003 and may be exercised at various prices ranging from $3.64 per share to $4.34 per share, as follows:

  Common Shares Issuable                Exercise
 On Exercise of Warrants              Price/Share             Expiry
 -----------------------              -----------             ----------
        242,857                          $3.64                Mar. 06/03
        154,571                          $4.34                Aug. 15/03
        -------
        397,428
        =======

As of January 31, 2003, the directors and officers of the Company, as a group (4 persons), held warrants to purchase 127,428 shares of the Company's common stock.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
--------------------------------------------------------------------------------


Principal Holders of Voting Securities
--------------------------------------
To the best of the Company's knowledge, it is not directly or indirectly owned or controlled by another corporation or by any foreign government. The following table sets forth certain information regarding ownership of the Company's shares by all persons who own greater than five percent (5%) of the Company's outstanding shares, as of January 31, 2003.

                                                     Shares and Rights Beneficially
Title of Class      Name and Address of Owner             Owned or Controlled (1)       Percent of Class (1)
--------------      ----------------------------     -------------------------------   --------------------
Common Stock        Hilton Petroleum Ltd.                      504,285(2)                     15.77%
                    Vancouver, British Columbia

Common Stock        Donald W. Busby                            402,718(3)(4)                  13.04%
                    Bakersfield, California

(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 2,926,859 shares of common stock outstanding as of January 31,2003.
(2) Includes 234,285 shares of common stock and warrants to acquire an additional 270,000 common shares.
(3) Includes 144,005 shares of common stock held by Boone and 96,285 shares held by the Busby Trust.
(4) Includes warrants held by Boone to acquire an additional 106,286 common shares and options held by Mr. Busby to acquire 56,142 common shares.

None of the Company's principal shareholders have different voting rights than any of the Company's other common shareholders.

Changes in Shareholdings
------------------------
There have been no significant changes to the above listed persons' ownership during the past three fiscal years.

Change of Control
-----------------
As of the date of this annual report, there are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company.

United States Shareholders
--------------------------
As of January 31, 2003, there were approximately 6 registered holders of the Company's common shares in the United States, with combined holdings of 490,733 shares, representing 16.8% of the issued shares of the Company.

Control by Foreign Government or Other Persons
----------------------------------------------
To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person.

Related Party Transactions
--------------------------
Other than as disclosed below, for the year ended August 31, 2002 and the period from September 1, 2002 to January 31, 2003, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or
(d) or over which such a person is able to exercise significant influence.

1. The Company has retained DWB, a private company wholly-owned by Donald Busby, the Chairman, President, Chief Executive Officer and a director of the Company, to provide marketing, consulting and management services. See "Item 6. Directors, Senior Management and Employees - Compensation." In consideration therefor, DWB is currently paid a monthly fee of US$7,000 and out-of-pocket disbursements incurred by DWB on behalf of the Company. Management believes the arrangement with DWB is fair to the Company and similar to terms which could be obtained from unrelated third parties. During the year ended August 31, 2002, and the period from September 1, 2002 to January 31, 2003, the Company paid or was charged by DWB $132,082 and $44,275, respectively.

2. The Company has retained Chase, a company wholly-owned by Mr. Nick DeMare, a director of the Company, to provide office premises, administrative, accounting and management services. In consideration therefor, Chase is paid a monthly fee of $3,000 and out-of-pocket disbursements incurred by Chase on behalf of the Company. In addition, Chase may also provide the Company additional services which are billed at rates which Chase charges to unrelated third parties. Management believes the arrangement with Chase is fair to the Company and similar to terms which could be obtained from unrelated third parties. During the year ended August 31, 2002 and the period from September 1, 2002 to January 31, 2003, the Company paid or was charged by Chase $46,080 and $17,400 respectively.

See also "Item 6.  Directors, Senior Management and Employees - Compensation."

Indebtedness of Directors, Officers, Promoters and Other Management
-------------------------------------------------------------------
During the fiscal year ended August 31, 2000, the Company provided a relocation loan of US$125,000 to Mr. Busby to assist him in relocating to Bakersfield, California from Conifer, Colorado. The loan originally bore interest at 5% per annum, compounded monthly, and was to mature on March 27, 2002. During the year ended August 31, 2002, the Company agreed to extend the term of the loan to

January 24, 2004. In addition the loan now bears interest at 10% per annum, payable quarterly. During the year ended August 31, 2002, interest income of $8,831 and principal repayment of $78,620 was received. Subsequent to August 31, 2002, the loan was repaid in full, along with $2,242 interest.

Other than as described above, none of the directors, officers, promoters or other members of management or their associates or affiliates of the Company was indebted to the Company during the fiscal year ended August 31, 2002 and the period from September 1, 2002 to January 31, 2003.

Conflicts of Interest
---------------------
The table below shows that certain directors of the Company are also directors, officers or shareholders of other companies which are engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time-to-time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director. The Company has no specific internal policy governing conflicts of interest. As of the date of this report, no conflicts of interest have arisen, except as described below and above. Where conflicts of interests arose, the directors of the Company disclosed their interests and abstained from voting on the transaction.

The following table identifies the name of each director of the Company and any company, which is a reporting issuer in Canada, and for which such director currently serves as an officer or director:

PRINCIPAL            REPORTING COMPANY                     CAPACITY                  PERIOD
----------------     ------------------------------        ----------------------    -----------------------
Donald W. Busby      Aladdin Resources Corp.               President and Director    January 2001 - present
                     Hilton Petroleum Ltd.                 Director                  September 1995 - present
                                                           Chairman                  April 1999 - present

Nick DeMare          Aguila American Resources Ltd.        Director                  January 2003 - present
                     Aladdin Resources Corp.               Director                  January 2001 - present
                     Andean American Mining Corp.          Director                  August 2002 - present
                                                           Secretary                 December 1995 - present
                     California Exploration Ltd.           Director                  October 2002 - present
                     GGL Diamond Corp.                     Director                  May 1989 - present
                     Golden Peaks Resources Ltd.           Director                  January 1992 - present
                     Hilton Petroleum Ltd.                 Director                  October 1989 - present
                     Hydromet Technologies Limited         Director                  September 2000 - present
                     Kookaburra Resources Ltd.             Director                  June 1988 - present
                     Tinka Resources Limited               President and Director    October 2002 - present
                     Tumi Resources Limited                Director                  January 2000 - present

George Muscroft      Fenway Resources Ltd.                 Director                  September 1991 - present

Harvey Lim           Aladdin Resources Corp.               Secretary                 November 2001 - present
                     Hilton Petroleum Ltd.                 Secretary                 June 1997 - present
                     Tinka Resources Limited               Secretary and Director    December 2002 - present
                     Tumi Resources Limited                Director                  January 2000 - present

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

ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

Description                                                             Page
-----------                                                          -----------
Audited Consolidated Financial Statements for the Years
Ended August 31, 2002, 2001 and 2000                                 F-1 to F-21

Significant Changes
-------------------
During the three month period ended November 30, 2002, the Company incurred petroleum expenditures of $232,502 on the unsuccessful drilling of a side-track well on the Basil Project. These costs have been written off as an impairment charge. During this period the Company did not participate in the funding of any exploration activities or holding costs relating to the East Lost Hills Project. On December 2, 2002, the Company received confirmation from the operator of the East Lost Hills Project that it had formally proposed the plugging and abandonment of the ELH #4 and #9 wells. The remaining funding parties have not yet consented to the operator's proposal.

In light of the results, uncertainties of any further activities at East Lost Hills and the uncertainty of raising funds to participate in any further exploration or development in the East Lost Hills Project, the Board of Directors of the Company has determined that the Company will no longer provide further funding to Trimark Resources Inc. ("Trimark Inc."), a wholly-owned subsidiary which holds the Company's East Lost Hills petroleum interests. Accordingly, during the three month period ended November 30, 2002, the Company recorded a further impairment charge of $1,022,667, representing the Company's net investment in Trimark Inc. Effective November 30, 2002, the Company ceased to record the activities of Trimark Inc.

Dividend Policy
---------------
The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future. Any decision to pay dividends on its common shares in the future will be made by the board of directors on the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

Legal Proceedings
-----------------
As of the date of this annual report, there are no legal proceedings.


ITEM 9.  THE OFFER AND LISTING.
--------------------------------------------------------------------------------

Price History
-------------
The TSX Venture classifies listed companies into two different tiers based on standards, which include historical financial performance, stage of development, and financial resources of the listed company. Tier I is the TSX Venture's premier tier and is reserved for the TSX Venture's most advanced issuers with the most significant financial resources. Tier I issuers benefit from decreased filing requirements and improved service standards. The majority of the companies listed on the TSX Venture are Tier II companies. The Company trades on theTSX Venture under the symbol "TRK" and is classified as a Tier II company.

There have been no trading suspensions imposed by the TSX Venture or any other regulatory authorities in the past three years.

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the VSE and, subsequently the CDNX, and subsequently the TSX Venture for the periods indicated:

                       TSX VENTURE STOCK TRADING ACTIVITY

                                                                 Sales Price
                                                            --------------------
Year Ended                          Volume                    High          Low
---------------                   ---------                 --------------------
August 31, 2002                     934,326                  $1.89         $0.12
August 31, 2001                   2,925,311                  $7.49         $1.40
August 31, 2000                   5,257,977                 $20.37         $2.59
August 31, 1999                   1,964,840                 $12.25         $1.47
August 31, 1998                     120,720                 $11.90         $1.75

                                                                 Sales Price
                                                            --------------------
Quarter Ended                       Volume                    High          Low
-----------------                 ---------                 --------------------
November 30, 2002                   155,872                  $0.18         $0.06
August 31, 2002                     119,963                  $0.40         $0.19
May 31, 2002                        188,064                  $0.53         $0.12
February 28, 2002                   262,567                  $1.40         $0.35
November 30, 2001                   363,732                  $1.89         $0.84
August 31, 2001                     284,247                  $4.27         $1.40
May 31, 2001                      1,231,810                  $7.49         $3.72
February 28, 2001                 1,152,172                  $5.74         $2.45

                                                                 Sales Price
                                                            --------------------
Month Ended                         Volume                    High          Low
------------------                ---------                 --------------------
January 31, 2003                     68,532                  $0.15         $0.10
December 31, 2002                    47,823                  $0.12         $0.06
November 30, 2002                    50,079                  $0.10         $0.06
October 31, 2002                     29,995                  $0.15         $0.08
September 30, 2002                   75,798                  $0.18         $0.15
August 31, 2002                      23,288                  $0.29         $0.19

On August 7, 2000, the Company's common shares were approved for quotation on the Over-the-Counter Bulletin Board ("OTC") system operated by the National Association of Securities Dealers. The Company currently trades on the OTC under the symbol "TRKEF".

                             OTC-BB TRADING ACTIVITY

                                                              Sales Price (US $)
                                                            --------------------
Year Ended                          Volume                    High          Low
-----------------                 ---------                 --------------------
August 31, 2002                     309,935                  $1.19         $0.06
August 31, 2001                     504,571                  $4.27         $1.12


                                                              Sales Price (US $)
                                                            --------------------
Quarter Ended                       Volume                    High          Low
-----------------                 ---------                 --------------------
November 30, 2002                    24,000                  $0.09         $0.05
August 31, 2002                      22,900                  $0.22         $0.09
May 31, 2002                         60,797                  $0.37         $0.06
February 28, 2002                   128,524                  $0.77         $0.26
November 30, 2001                    97,714                  $1.19         $0.42
August 31, 2001                     214,229                  $2.80         $1.12
May 31, 2001                        124,100                  $4.27         $2.59
February 28, 2001                   132,957                  $3.71         $1.61

                                                              Sales Price (US $)
                                                            --------------------
Month Ended                         Volume                    High          Low
-----------------                 ---------                 --------------------
January 31, 2003                      - (1)                  - (1)         - (1)
December 31, 2002                    17,100                  $0.05         $0.01
November 30, 2002                     9,100                  $0.07         $0.05
October 31, 2002                     14,900                  $0.09         $0.07
September 30, 2002                    - (1)                  - (1)         - (1)
August 31, 2002                       2,300                  $0.09         $0.09

(1) No common shares traded during the period.


ITEM 10.  ADDITIONAL INFORMATION.
--------------------------------------------------------------------------------

Articles of Continuance and Bylaws
----------------------------------
The Company was incorporated under the laws of British Columbia, Canada on June 16, 1983 by registration of its Memorandum and Articles with the B.C. Registrar of Companies (the "BC Registrar") under the incorporation number 372193. On December 14, 1993, the Company was continued to the Yukon Territory, Canada by the registration of its Articles of Continuance with the Yukon Registrar of Companys under the access number 27053 (the "Yukon Registrar").

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

Description of Common Shares
----------------------------
The authorized capital of the Company consists of an unlimited number of common shares without par value. A complete description is contained in the Company's Articles of Continuance.

Of the Company's unlimited share capital, a total of 2,926,859 common shares were issued and outstanding as of January 31, 2003. All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement of dividends. The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Each common share carries with it the right to one vote. The common shares do not have preemptive or conversion rights. In addition, there are no sinking fund or redemption provisions applicable to the common shares.

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

Shareholder Meetings
--------------------
The Company's first annual general meeting must take place within eighteen months of the date of its incorporation and thereafter an annual general meeting will be held not later than fifteen months from its last meeting of shareholders, at such time and place as may be determined by the directors.

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

Material Contract
-----------------
1. Agreement between Berkley Petroleum Inc., Hilton Petroleum Inc., Trimark Resources Inc., STB Energy Inc. and KOB Energy Inc., dated June 10, 2002. See "Item 4. Information on the Company - Business Overview - Principal Oil and Gas Properties - Material Properties - East Lost Hills Joint Venture and San Joaquin Joint Venture, California".

Exchange Controls
-----------------
There are no governmental laws, decrees, or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends, or other payments to non-resident holders on the Company's Common Stock. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding Common Stock of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See "Item 10. Additional Information-Taxation."

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

TAXATION

Material Canadian Federal Income Tax Consequences
-------------------------------------------------
Management of the Company considers that the following discussion fairly describes the material Canadian federal income tax consequences applicable to a holder of Common Stock of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of Common Stock of the Company in connection with carrying on a business in Canada (a "non-resident shareholder").

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

Dividends
---------
Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax. The Canada- U.S. Income Tax Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains
-------------
In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the disposition of a share of a corporation resident in Canada that is listed on a prescribed stock exchange.
For purposes of the ITA, the Company is listed on a prescribed stock exchange. Non-residents of Canada who dispose of shares of the Company will be subject to income tax in Canada with respect to capital gains if:

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

Material United States Federal Income Tax Considerations
--------------------------------------------------------
The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of the Company's common stock. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations, and shareholders owning common stock representing 10% of the vote and value of the Company. In addition, this discussion does not cover any state, local or foreign tax consequences.

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

U.S. Holders
------------
As used herein, a "U.S. Holder" is defined as (i) citizens or residents of the U.S., or any state thereof, (ii) a corporation or other entity created or organized under the laws of the U.S., or any political subdivision thereof,
(iii) an estate the income of which is subject to U.S. federal income tax regardless of source or that is otherwise subject to U.S. federal income tax on a net income basis in respect of the common stock, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Shares of Common Stock
---------------------------------------
U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Company's common stock are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common stock and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Dividends paid on the Company's common stock will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit
------------------
A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's common stock may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the U.S. Holder's United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either "passive" income or "financial services" income, depending on the particular U.S. Holder's circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each U.S. Holder's income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common stock should consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of Common Stock
-------------------------------------
A U.S. Holder will recognize gain or loss upon the sale of shares of common stock equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received; and (ii) the shareholder's tax basis in the common stock. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the common stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations
--------------------
The Company has not determined whether it meets the definition of a "passive foreign investment company" (a "PFIC"). It is unlikely that the Company meets the definition of a "foreign personal holding company" (a "FPHC") or a "controlled foreign corporation" (a "CFC") under current U.S. law.

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

Information Reporting and Backup Withholding
--------------------------------------------
U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company's shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

Inspection of Documents
-----------------------
Copies of the documents referred to in this annual report may be inspected at the Company's corporate office at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7, during normal business hours.

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


                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
--------------------------------------------------------------------------------

Not applicable


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 15.   CONTROLS AND PROCEDURES
--------------------------------------------------------------------------------

Within the 90 day period prior to the filing of this report there have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls.


ITEM 16.   [RESERVED]
--------------------------------------------------------------------------------

Not applicable.


                                    PART III


ITEM 17.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

See pages 52 through 73.



ITEM 18.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

Not applicable.

ITEM 19.  EXHIBITS.
--------------------------------------------------------------------------------


Exhibit
Number                     Description                                     Page
-------   --------------------------------------------------------        ------
 1.1      Roll Over Articles of Golden Chance Resources Inc.
          and amendments thereto.(1)                                        N/A

 1.2      Certificate of Continuance and Articles of Continuance
          for Trimark Resources Ltd. and amendments thereto.(1)             N/A

 1.3      Bylaws of Trimark Resources Ltd.(1)                               N/A

 4.12     Form of Loan Agreement Between Donald W. Busby
          and Trimark Oil & Gas Ltd. dated November 19, 1999(2)             N/A

 4.13     Oil and Gas Prospect Exploration and Development
          Agreement dated February 26, 2000(2)                              N/A

 4.14     Agreement between Berkley Petroleum, Inc.,
          Hilton Petroleum Inc., Trimark Resources Inc.,
          STB Energy Inc., and KOB Energy Inc., dated June 10,2002           73

 8.1      List of Subsidiaries                                               77

10.1      Certification of Donald W. Busby                                   79

10.2      Certification of Nick DeMare                                       81

(1) Previously filed as an exhibit to the Company's Registration Statement on Form 20-F, filed with the Commission on July 29, 1999. File number 0-30196.

(2) Previously filed as an exhibit to the Company's Annual Report on Form 20-F, filed with the Commission on February 28, 2001. File number 0-30196.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                                     TRIMARK ENERGY LTD.



Dated:  February 12, 2003                            /s/   Donald Busby
        -----------------                            ---------------------------
                                                     Donald W. Busby,
                                                     Chairman, President,
                                                     Chief Executive Officer and
                                                     Director

                                  CERTIFICATION


I, Donald W. Busby, certify that:

1.   I have reviewed this annual report on Form 20-F of Trimark Energy Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;


Date: February 12, 2003
      -----------------


Signed: /s/ Donald W. Busby
        -------------------------------------
        Donald W. Busby, Chairman, President,
        Chief Executive Officer and Director

                                  CERTIFICATION


I, Nick DeMare, certify that:

1.   I have reviewed this annual report on Form 20-F of Trimark Energy Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;


Date:  February 12, 2003
       -----------------


Signed: /s/ Nick DeMare
        ----------------------------------------------
        Nick DeMare, Chief Financial Officer, Director

--------------------------------------------------------------------------------



                               TRIMARK ENERGY LTD.

                        (formerly Trimark Oil & Gas Ltd.)


                        CONSOLIDATED FINANCIAL STATEMENTS

                               FOR THE YEARS ENDED

                         AUGUST 31, 2002, 2001 AND 2000


                         (Expressed in Canadian Dollars)


--------------------------------------------------------------------------------

AUDITORS' REPORT



To the Shareholders of
Trimark Energy Ltd. (formerly Trimark Oil and Gas Ltd.)


We have audited the consolidated balance sheets of Trimark Energy Ltd. (formerly Trimark Oil and Gas Ltd.) as at August 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flow for the years ended August 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2002 and 2001 and the results of its operations and its cash flow for the years ended August 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected assets and shareholders' equity as at August 31, 2002 and 2001 and results of operations for the years ended August 31, 2002, 2001 and 2000 to the extent summarized in Note 11 to the consolidated financial statements.



Vancouver, B.C.                                        /s/ D&H Group
November 20, 2002, except for Note 13
which is as of December 2, 2002                        Chartered Accountants







                                   D & H Group
                          A Partnership of Corporations
           A Member of BHD Association with affiliated offices across
      Canada and Internationally 10th Floor, 1333 West Broadway, Vancouver,
             BC V6H 4C1 WWW.DHGROUP.CA F 604-731-9923 T 604-731-5881

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA - U.S. REPORTING DIFFERENCE




In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders dated November 20, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.



                                                       /s/ D&H Group
Vancouver, B.C.
November 20, 2002                                      Chartered Accountants



















                                   D & H Group
                          A Partnership of Corporations
           A Member of BHD Association with affiliated offices across
      Canada and Internationally 10th Floor, 1333 West Broadway, Vancouver,
             BC V6H 4C1 WWW.DHGROUP.CA F 604-731-9923 T 604-731-5881

                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                           CONSOLIDATED BALANCE SHEETS
                         AS AT AUGUST 31, 2002 AND 2001
                         (Expressed in Canadian Dollars)


                                                                       2002               2001
                                                                         $                 $
                                   A S S E T S
CURRENT ASSETS

Cash                                                                    336,182           214,390
Amounts receivable                                                       22,849            48,942
Inventory                                                                     -            70,050
Current portion of other assets (Note 4)                                      -           193,463
Marketable securities (Note 4 (a))                                       46,121                 -
                                                                  -------------     -------------
                                                                        405,152           526,845
PETROLEUM AND NATURAL GAS INTERESTS (Notes 3 and 13)                  1,111,226         7,022,246

OTHER ASSETS (Note 4)                                                   114,843           619,080
                                                                  -------------     -------------
                                                                      1,631,221         8,168,171
                                                                  =============     =============

                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities                                328,018           520,629

ADVANCES (Note 5)                                                       775,534           553,200
                                                                  -------------     -------------
                                                                      1,103,552         1,073,829
                                                                  -------------     -------------

                      S H A R E H O L D E R S ' E Q U I T Y


SHARE CAPITAL (Note 6)                                               19,537,102        19,537,102

DEFICIT                                                             (19,009,433)      (12,442,760)
                                                                  -------------     -------------
                                                                        527,669         7,094,342
                                                                  -------------     -------------
                                                                      1,631,221         8,168,171
                                                                  =============     =============
GOING CONCERN (Notes 1 and 13)


APPROVED BY THE BOARD

/s/ Donald Busby, Director
--------------------------

/s/ Nick DeMare, Director
--------------------------


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
               FOR THE YEARS ENDED AUGUST 31, 2002, 2001 AND 2000
                         (Expressed in Canadian Dollars)



                                                                       2002               2001              2000
                                                                         $                 $                  $
REVENUES

Oil and gas sales                                                       125,749           521,322           202,714
Interest and other                                                       37,028           114,098           195,735
                                                                  -------------     -------------     -------------
                                                                        162,777           635,420           398,449
                                                                  -------------     -------------     -------------
EXPENSES

Production                                                              134,556           185,037           154,529
General and administrative                                              241,789           330,245           462,429
Depreciation, depletion and impairment                                6,010,537         5,168,418            78,340
                                                                  -------------     -------------     -------------
                                                                      6,386,882         5,683,700           695,298
                                                                  -------------     -------------     -------------
LOSS BEFORE THE FOLLOWING                                            (6,224,105)       (5,048,280)         (296,849)

INTEREST ON ADVANCES                                                    (70,630)                -                 -

WRITE-DOWN OF OTHER ASSETS (Note 4)                                    (258,699)                -                 -

LOSS ON MARKETABLE SECURITIES (Note 4)                                  (13,239)                -                 -
                                                                  -------------     -------------     -------------
NET LOSS FOR THE YEAR                                                (6,566,673)       (5,048,280)         (296,849)

DEFICIT - BEGINNING OF YEAR                                         (12,442,760)       (7,394,480)       (7,097,631)
                                                                  -------------     -------------     -------------
DEFICIT - END OF YEAR                                               (19,009,433)      (12,442,760)       (7,394,480)
                                                                  =============     =============     =============


LOSS PER COMMON SHARE                                                    $(2.24)           $(2.04)           $(0.14)
                                                                  =============     =============     =============
WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                                          2,926,859         2,480,189         2,110,135
                                                                  =============     =============     =============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                      CONSOLIDATED STATEMENTS OF CASH FLOW
               FOR THE YEARS ENDED AUGUST 31, 2002, 2001 AND 2000
                         (Expressed in Canadian Dollars)


                                                                       2002               2001              2000
                                                                         $                  $                 $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                                (6,566,673)       (5,048,280)         (296,849)
Items not involving cash
   Depreciation, depletion and impairment                             6,010,537         5,168,418            78,340
   Write-down of other assets                                           258,699                 -                 -
   Loss on marketable securities                                         13,239                 -                 -
   Interest on advances                                                  70,630                 -                 -
   Effect of unrealized foreign exchange gain of other assets           (24,199)          (39,638)                -
                                                                  -------------     -------------     -------------
                                                                       (237,767)           80,500          (218,509)
Decrease (increase) in amounts receivable                                26,093           212,692          (233,245)
Decrease (increase) in inventory                                         70,050           (70,050)                -
Increase (decrease) in accounts payable and accrued liabilities         (40,907)          214,064            42,450
                                                                  -------------     -------------     -------------
                                                                       (182,531)          437,206          (409,304)
                                                                  -------------     -------------     -------------
FINANCING ACTIVITIES

Issuance of common shares                                                     -         2,312,560         3,933,801
Issuance costs                                                                -                 -          (323,770)
Share subscriptions received                                                  -                 -            83,000
Advances                                                                      -           553,200                 -
                                                                  -------------     -------------     -------------
                                                                              -         2,865,760         3,693,031
                                                                  -------------     -------------     -------------
INVESTING ACTIVITIES

Additions to petroleum interest                                         (99,517)       (4,415,135)       (2,817,323)
Proceeds from sale of marketable securities                             323,821                 -                 -
Proceeds from sale of petroleum interests                                     -            19,851            39,728
Other assets                                                             80,019                 -          (772,905)
                                                                  -------------     -------------     -------------
                                                                        304,323        (4,395,284)       (3,550,500)
                                                                  -------------     -------------     -------------
INCREASE (DECREASE) IN CASH                                             121,792        (1,092,318)         (266,773)

CASH - BEGINNING OF YEAR                                                214,390         1,306,708         1,573,481
                                                                  -------------     -------------     -------------
CASH - END OF YEAR                                                      336,182           214,390         1,306,708
                                                                  =============     =============     =============


See also Note 12 for supplementary cash flow information.



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2002, 2001 AND 2000
                         (Expressed in Canadian Dollars)


1.   NATURE OF OPERATIONS, NAME CHANGE AND GOING CONCERN

     Trimark Energy Ltd. (the "Company") is an independent energy company primarily engaged in the acquisition, exploration and development of crude oil and natural gas properties in the United States. Effective March 21, 2002, the Company changed its name from Trimark Oil & Gas Ltd. to Trimark Energy Ltd. in conjunction with its share consolidation described in Note 6(a).

     During the year ended August 31, 2002, the Company incurred a loss of $6,566,673 and, as at August 31, 2002, had a deficit of $19,009,433. The
     Company is currently not generating sufficient cash flow from its operations to meet ongoing corporate overhead and discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt repayment obligations and, in the longer term, the generation of profit and positive cash flow from business operations.

     These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. Accordingly, the financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements.

     See also Note 13.


2.   ACCOUNTING POLICIES

     Basis of Presentation
     ---------------------
     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant differences between these principles and those that would be accepted under United States generally accepted accounting principles ("US GAAP") are disclosed in Note 11.

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

                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2002, 2001 AND 2000
                         (Expressed in Canadian Dollars)


2.   ACCOUNTING POLICIES (continued)

     Petroleum and Natural Gas Interests
     -----------------------------------
     The Company follows the full cost method of accounting for petroleum and natural gas operations. Under this method all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized on a country-by-country basis. Costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

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

     Revenue Recognition
     -------------------
     The Company recognizes petroleum and natural gas revenues from its interests in producing wells as oil and gas is produced and sold from these wells. The Company has no gas balancing arrangements in place. Oil and gas sold is not significantly different from the Company's product entitlement.

     Cash Equivalents
     ----------------
     Cash includes cash and short-term deposits maturing within 90 days of the original date of acquisition.

                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2002, 2001 AND 2000
                         (Expressed in Canadian Dollars)


2.   ACCOUNTING POLICIES (continued)

     Inventory
     ---------
     Inventory consists of materials inventory. The materials inventory balance include equipment held for future use and is accounted for based on the lower of moving average cost method or market.

     Marketable Securities
     ---------------------
     Marketable securities are recorded at the lower of cost and market value.

     Foreign Currency Translation
     ----------------------------
     Monetary assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange and non-monetary assets and liabilities at historical rates. Revenues and expenses are translated at appropriate transaction date rates except for amortization, depreciation and depletion, which are translated at historical rates. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

     Income Taxes
     ------------
     Income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

     Share Option Plan
     -----------------
     The Company grants share options in accordance with the policies of the TSX Venture Exchange (the "TSX Venture") as described in Note 6(b). No compensation expense is recognized for this plan when shares or share options are issued pursuant to the plan. Consideration paid for the shares on exercise of the share options is credited to share capital.

     Earnings (Loss) Per Share
     -------------------------
     Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2002, 2001 AND 2000
                         (Expressed in Canadian Dollars)


3.   PETROLEUM AND NATURAL GAS INTERESTS


                                                      2002               2001
                                                        $                  $
     Evaluated Properties
        Acquisitions and leasehold costs            7,956,252         5,829,076
        Exploration and development costs           6,863,704         4,185,331
        Gathering facility                            189,604           146,242
                                                -------------     -------------
                                                   15,009,560        10,160,649
                                                -------------     -------------
     Unevaluated Properties
        Acquisitions and leasehold costs              554,760         2,680,558
        Exploration costs                             421,091         3,044,687
                                                -------------     -------------
                                                      975,851         5,725,245
                                                -------------     -------------
                                                   15,985,411        15,885,894
     Less: accumulated depreciation,
        depletion and impairment                  (14,874,185)       (8,863,648)
                                                -------------     -------------
                                                    1,111,226         7,022,246
                                                =============     =============

     Property acquisition costs include costs incurred to purchase, lease, or otherwise acquire a property. Exploration costs include the costs of geological and geophysical activity, dry holes and drilling and equipping exploratory wells. Development costs include costs incurred to gain access to prepare development well locations for drilling and to drill and equip development wells.

     During May 2002, the operator of the East Lost Hills Project and certain other participants in the ELH joint venture, concluded an agreement with the Company on the ongoing evaluation of the ELH #4 and #9 wells, whereby the funding parties have assumed all of the unpaid amounts and future costs in completing the evaluation of these wells. In return, they will be entitled to recover their costs plus 300% of their costs, from the future production from these wells. Unpaid billings for the ELH #4 and #9 wells at the time of the agreement totalled $613,288, of which $169,385 was billed and had been recorded by the Company as accounts payable and accrued liabilities at August 31, 2001. During the year ended August 31, 2002, the Company reversed $169,385 of accounts payable and accrued liabilities with an offsetting credit to petroleum and natural gas interests.

     As a result of the ceiling test performed effective August 31, 2002, the Company has recorded an impairment of $5,834,318 for the year ended August 31, 2002 (2001 - $4,790,379; 2000 - $nil). The ceiling test is a cost-recovery test and is not intended to result in an estimate of fair market value.

     See also Note 13.

                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2002, 2001 AND 2000
                         (Expressed in Canadian Dollars)


4.   OTHER ASSETS
                                                      2002               2001
                                                        $                  $

     Convertible note (a)                                   -           619,080
     Loan to officer (b)                              114,843           193,463
                                                -------------     -------------
                                                      114,843           812,543
     Less current portion                                   -           193,463
                                                -------------     -------------
                                                      114,843           619,080
                                                =============     =============

     (a) As at August 31, 2001, the Company held a US$400,000 unsecured convertible note (the "ALPNET Note") issued by ALPNET, Inc. ("ALPNET"). The ALPNET Note had a variable interest rate of US prime rate plus 2%, payable on a quarterly basis. The principal of the ALPNET Note was repayable in three equal annual instalments commencing June 2, 2003. During the year ended August 31, 2002, ALPNET was acquired by SDL plc ("SDL"). In May 2002, the ALPNET Note was converted into 275,862 common shares of SDL. The Company also recorded a write-down of $258,699 on the ALPNET Note, reflecting the $383,181 quoted market value of the SDL shares received on the conversion.

          The Company subsequently sold 240,862 shares of SDL for net proceeds of $323,821, recognizing a loss of $10,743. A further provision of $2,496 has been made to reflect the $46,121 quoted market value of the remaining 35,000 shares of SDL held on August 31, 2002.

     (b) The loan to officer originally bore interest at 5% per annum, compounded monthly, and was to mature on March 27, 2002. During the year ended August 31, 2002, the Company agreed to extend the term of the loan to January 24, 2004. In addition, the loan now bears interest at 10% per annum, payable quarterly. During the year ended August 31, 2002, interest income of $8,831 (2001 - $9,968; 2000 - $4,018) and principal repayment of $78,620 was received.


5.   ADVANCES

     In August 2001, the Company received $553,200 pursuant to a proposed $1 million convertible debenture financing. In addition, during the year ended August 31, 2002, a further $146,800 was converted from accounts payable and accrued liabilities towards the financing. The proposed financing was not completed and the amounts advanced to the Company have been recorded as advances bearing interest at 10% per annum with no fixed term of repayment. The note holders have confirmed that they will not demand repayment of the advances in fiscal 2003. During the year ended August 31, 2002, the Company recorded $70,630 (2001 - $4,904) of interest expense which remained unpaid at August 31, 2002 and has been included in advances. Hilton Petroleum Ltd. ("Hilton"), a public company which is a shareholder of the Company and in which certain of its officers and directors are also officers and directors of the Company, advanced $300,000.

                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2002, 2001 AND 2000
                         (Expressed in Canadian Dollars)


6.   SHARE CAPITAL

     Authorized - unlimited common shares without par value

     Issued and outstanding -

                                             2002                         2001                         2000
                                  --------------------------   --------------------------   --------------------------
                                     Number           $           Number           $          Number            $
     Balance, beginning of year      2,926,859    19,537,102      2,286,492    17,141,542      1,660,766    12,414,941
                                  ------------  ------------   ------------  ------------   ------------  ------------
     Issued during the year
        Private placements                   -             -        640,367     2,395,560        528,468     4,399,261
        Exercise of options                  -             -              -             -         28,571       228,000
        Exercise of warrants                 -             -              -             -         68,687       423,110
                                  ------------  ------------   ------------  ------------   ------------  ------------
                                                                    640,367     2,395,560        625,726     5,050,371
     Issuance costs                          -             -              -             -              -      (323,770)
                                  ------------  ------------   ------------  ------------   ------------  ------------
                                             -             -        640,367     2,395,560        625,726     4,726,601
                                  ------------  ------------   ------------  ------------   ------------  ------------
     Balance, end of year            2,926,859    19,537,102      2,926,859    19,537,102      2,286,492    17,141,542
                                  ============  ============   ============  ============   ============  ============

     (a) On March 21, 2002, the Company completed a consolidation of its share capital on a 1 new for 7 old basis. All comparative share balances have been adjusted accordingly.

     (b) The Company grants share options in accordance with the policies of the TSX Venture. Under the general guidelines of the TSX Venture the Company may reserve up to 10% of its issued and outstanding shares to its employees, directors or consultants to purchase common shares of the Company.

          Stock options to directors and employees of the Company and consultants to acquire shares were granted and outstanding as at August 31, 2002. These options are exercisable on varying dates expiring from fiscal 2003 to fiscal 2004 at $0.40 per share.

          Details of options outstanding are as follows:

                                                        2002                                 2001
                                           -------------------------------     --------------------------------
                                                 2002          Weighted               2001          Weighted
                                                Number          Average              Number          Average
                                              of Options    Exercise Price         of Options    Exercise Price
                                                                  $                                    $
          Balance, beginning of year             226,715         6.44                119,572          8.96
          Granted                                  7,143         0.40                121,429          4.27
          Cancelled/expired                     (108,858)        1.97                (14,286)         9.31
                                           -------------                       -------------
          Balance, end of year                   125,000         0.40                226,715          6.44
                                           =============                       =============

          During the year ended August 31, 2002, the Company re-priced existing options to acquire 205,286 shares at prices ranging between $1.05 and $13.30 per share, to $0.40 per share.

                                      F-12
                                      -63-

                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2002, 2001 AND 2000
                         (Expressed in Canadian Dollars)


6.   SHARE CAPITAL (continued)

     (c) As at August 31, 2002, the Company had outstanding warrants issued pursuant to private placements which may be exercised to purchase 468,857 shares. The warrants expire at various times until fiscal 2003 and may be exercised at prices ranging from $3.64 per share to $4.34 per share.

          Details of warrants outstanding are as follows:

                                                        2002            2001
                                                       Number          Number
                                                    of Warrants     of Warrants

          Balance, beginning of year                    891,867         348,927
          Issued pursuant to private placements              -          485,797
          Issued pursuant to agent's fees                    -           57,143
          Expired                                      (423,010)              -
                                                   ------------    ------------
          Balance, end of year                          468,857         891,867
                                                   ============    ============


7.   INCOME TAXES

     Future income tax assets and liabilities of the Company as at August 31, 2002 and 2001 are as follows:


                                                         2002            2001
                                                          $               $
     Future income tax assets (liabilities)
        Losses carried forward                        3,662,000       2,490,000
        Other                                            81,000         152,000
        Petroleum and natural gas interests           3,104,000       1,960,000
                                                   ------------    ------------
                                                      6,847,000       4,602,000
     Valuation allowance                             (6,847,000)     (4,602,000)
                                                   ------------    ------------
     Net future income tax asset                              -               -
                                                   ============    ============

                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2002, 2001 AND 2000
                         (Expressed in Canadian Dollars)


7.   INCOME TAXES (continued)

                                                                               2002                 2001
                                                                                 $                   $
     Income tax rate reconciliation

     Combined federal and provincial income tax rate                                40%                45%
                                                                          =============      =============
     Expected income tax recovery                                             2,627,000          2,271,000

     Foreign income tax rate differences                                       (434,000)          (332,000)
     Non-deductible depreciation and depletion                               (2,103,000)        (1,809,000)
     Deductible petroleum and natural gas interest expenditures                 103,000            643,000
     Non-taxable unrealized foreign exchange gains                               60,000            284,000
     Other                                                                       55,000             62,000
     Unrecognized benefit of income tax losses                                 (308,000)        (1,119,000)
                                                                          -------------      -------------
     Actual income tax recovery                                                       -                  -
                                                                          =============      =============

     As at August 31, 2002, the Company has accumulated non-capital losses for Canadian income tax purposes of approximately $1,428,000, expiring from 2003 to 2009, and for United States income tax purposes of approximately US$5,666,000, expiring from 2008 to 2022, which are available for application against future taxable income, the related benefits of which have not been recognized in these financial statements.


8.   RELATED PARTY TRANSACTIONS

     (a) During the year ended August 31, 2002, the Company was charged $185,020 (2001 - $157,239; 2000 - $120,264) for management, professional, accounting and administrative fees and professional fees provided by directors of the Company or companies controlled by directors of the Company.

     (b) As at August 31, 2002, accounts payable and accrued liabilities include $22,833 (2001 - $101,158; 2000 - $98,268) due to Hilton.

     (c) As at August 31, 2002, accounts payable and accrued liabilities include $67,899 (2001 - $47,949; 2000 - $nil) due to private corporations owned by directors of the Company.

     (d) Other related party transactions are disclosed elsewhere in these financial statements.

                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2002, 2001 AND 2000
                         (Expressed in Canadian Dollars)


9.   SEGMENTED INFORMATION

     As at August 31, 2002, the Company and its subsidiaries operated in one industry segment, the exploration for, and the development and production of crude oil and natural gas. The Company's current petroleum interests are located in the United States and its corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                                   2002
                            ---------------------------------------------------
                              Identifiable                              Net
                                 Assets            Revenues        Income (Loss)
                                   $                  $                  $

     United States              1,251,540            139,280         (6,253,150)
     Canada                       379,681             23,497           (313,523)
                            -------------      -------------      -------------
                                1,631,221            162,777         (6,566,673)
                            =============      =============      =============


                                                   2001
                            ---------------------------------------------------
                              Identifiable                              Net
                                 Assets            Revenues        Income (Loss)
                                   $                  $                  $

     United States              7,349,920            536,864         (5,533,636)
     Canada                       818,251             98,556            485,356
                            -------------      -------------      -------------
                                8,168,171            635,420         (5,048,280)
                            =============      =============      =============


                                                   2000
                            ---------------------------------------------------
                              Identifiable                              Net
                                 Assets            Revenues        Income (Loss)
                                   $                  $                  $

     United States              8,223,111            260,952            (54,324)
     Canada                     1,913,516            137,497           (242,525)
                            -------------      -------------      -------------
                               10,136,627            398,449           (296,849)
                            =============      =============      =============

                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2002, 2001 AND 2000
                         (Expressed in Canadian Dollars)


10.  FINANCIAL INSTRUMENTS

     (a)  Fair Values

          The fair values of financial instruments at August 31, 2002 and 2001, were estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to August 31, 2002 and 2001 may differ significantly from that presented.

          Fair value approximates the amounts reflected in the financial statements for cash, accounts receivable, marketable securities, other assets, accounts payable and accrued liabilities and advances.

     (b)  Credit Risk Management

          The accounts receivable are from various companies operating in the oil and gas industry in the United States and are subject to normal industry credit risks.


11.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES

     (a) The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

          Consolidated Statement of Loss

                                                         2002             2001              2000
                                                          $                 $                $
          Net loss as reported under Canadian GAAP    (6,566,673)      (5,048,280)        (296,849)
          Adjustments for related party
             transactions (ii)                         1,928,229          815,793                -
          Stock-based compensation (iv)                  (74,614)        (316,069)         (98,126)
          Other compensation expense (vii)                     -         (172,720)        (134,742)
                                                   -------------    -------------    -------------
          Net loss under US GAAP                      (4,713,058)      (4,721,276)        (529,717)
                                                   =============    =============    =============
          Weighted average number of
             common shares outstanding (i)             2,926,859        2,480,189        2,144,602
                                                   =============    =============    =============
          Loss per share under US GAAP                     (1.61)           (1.90)           (0.25)
                                                   =============    =============    =============

                                      F-16
                                      -67-

                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2002, 2001 AND 2000
                         (Expressed in Canadian Dollars)


11.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

          Consolidated Balance Sheet
                                                                         2002              2001
                                                                           $                 $
          Total assets under Canadian GAAP                              1,631,221        8,168,171
          Adjustments for related party transactions (ii)                       -       (1,928,229)
          Deferred tax asset (v)                                        3,662,000        2,490,000
          Less:  Valuation allowance (v)                               (3,662,000)      (2,490,000)
                                                                    -------------    -------------
          Total assets under US GAAP                                    1,631,221        6,239,942
                                                                    =============    =============
          Total liabilities under Canadian GAAP                         1,103,552        1,073,829
                                                                    -------------    -------------
          Total liabilities under US GAAP                               1,103,552        1,073,829
                                                                    =============    =============
          Total shareholders' equity under Canadian GAAP                  527,669        7,094,342
          Adjustments for related party transactions (ii)                       -       (1,928,229)
                                                                    -------------    -------------
          Total shareholders' equity under US GAAP                        527,669        5,166,113
                                                                    =============    =============

          (i)  Earnings per Share

               Under US GAAP outstanding special warrants are included in the calculation of loss per share.

          (ii) Capital Contributions with Respect to Related Party Transactions

               During the year ended August 31, 1999, the Company acquired and disposed of certain petroleum interests with Hilton Petroleum, Inc. for a combination of monetary and non-monetary consideration.

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

               The net loss under US GAAP has also been adjusted for the subsequent amortization and impairment charges of these petroleum interest acquisitions costs.

                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2002, 2001 AND 2000
                         (Expressed in Canadian Dollars)


11.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

          (iii)Ceiling test on petroleum interests

               US GAAP requires that the net book value of proved petroleum interests not exceed the sum of the present value of estimated future net revenues (determined using current prices of petroleum production less estimated future expenditures to be incurred in developing and producing the proved reserves, discounted at ten percent). This ceiling test was performed effective August 31, 2002 and it was determined that no additional write-down of proved petroleum interests was necessary.

          (iv) The Company grants stock options which reserves common shares for issuance to employees and directors. Under Canadian GAAP, the issuance of stock options is not recognized for accounting purposes. Under US GAAP, the issuance of stock options requires an assessment to determine stock based compensation. Accordingly, the Company has applied the provisions of Financial Accounting Standards ("SFAS") 123 Accounting for Stock-Based Compensation to calculate stock-based compensation under US GAAP using the fair value method.

               The fair value of each option grant is estimated on the date of grant using the Black- Scholes option pricing model with the following assumptions used for grants in 2002, 2001 and 2000:

                                               2002             2001             2000
                                           -------------    -------------    -------------
               Risk-free interest rate         4.54%        4.81% - 6.47%    5.63% - 5.79%
               Expected volatility             118%              124%             87%
               Expected lives                3 years           3 years         2 - 3 years

          (v)  Income Tax

               Under Canadian GAAP, deferred tax assets relating to the potential benefit of income tax loss carryforwards are not recognized unless there is virtual certainty of realization of the benefit. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be recognized to fully offset the deferred tax asset.

               As at August 31, 2002, the Company has fully reserved the $3,662,000 tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined. Of the total tax benefit, $1,172,000 is attributable to the year ended August 31, 2002.

                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2002, 2001 AND 2000
                         (Expressed in Canadian Dollars)


11.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

          (vi) Private Placements of Common Stock and Special Warrants with Related Parties

               US GAAP requires disclosure of private placements conducted by the Company where directors and officers of the Company are participants. During the year ended August 31, 2001, directors, officers and companies controlled by the directors or officers acquired 623,429 shares (2000 - 198,256) of the Company, pursuant to private placements conducted by the Company, for cash proceeds of $2,312,560 (2000 - $1,116,952). No private placement transactions were conducted by the Company during the year ended August 31, 2002.

          (vii)Private Placements of Common Stock

               The Company conducts the majority of its equity financings pursuant to private placements. Under the policies of the TSX Venture, the Company may provide a discount off the market price of the Company's common stock. US GAAP does not permit a discount from the market price. US GAAP requires the recognition of the market value of the Company's common stock as a credit to share capital, with a charge to operations for the portion of the discount relating to equity financings conducted with officers and directors of the Company and a charge to shareholders' equity, as a capital distribution, for the discount relating to the remaining portion of the equity financings.

               Under US GAAP, loss and capital distributions for the year ended August 31, 2002 would increase by $nil (2001 - $172,720; 2000 -
               $134,742)   and  $nil  (2001  -  $140,700;   2000  -   $184,919),
               respectively, and share capital, as at August 31, 2002 would increase by $961,402 (2001 - $961,402; 2000 - $647,982). There is
               no net change to shareholders' equity.

     (b)  The  Company's  consolidated  statements  of cash flow  comply with US
          GAAP.

     (c)  New Technical Pronouncements

          In June 2001, the Financial Accounting Standards Board ("FASB"), issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 generally requires obligations associated with asset retirements to be recognized earlier and displayed as liabilities rather than as contra-assets. The pronouncement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management does not believe that the adoption of SFAS 143 will have any impact on its financial position or results of operations.

                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2002, 2001 AND 2000
                         (Expressed in Canadian Dollars)


11.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

          In August 2001, FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long- Lived Assets." SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale. The pronouncement is effective for financial statements issued for fiscal years beginning after December 15, 2001. Management does not believe that the adoption of SFAS 144 will have any impact on its financial position or results of operations.

          In June 2002, FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." SFAS 146 generally requires a liability for a cost associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. The pronouncement is effective for exit or disposal activities initiated after December 31, 2002. Management does not believe that the adoption of SFAS 146 will have any impact on its financial position or results of operations.


12.  SUPPLEMENTARY CASH FLOW INFORMATION

     Non-cash investing and financing activities were conducted by the Company as follows:

                                             2002          2001          2000
                                              $             $             $

     Interest paid in cash                        -             -        12,649
                                         ==========    ==========    ==========
     Income taxes paid in cash                    -             -             -
                                         ==========    ==========    ==========

     During the year ended August 31, 2002, the Company:

     i) received marketable securities, with a fair value of $383,181, on the exercise of a convertible note, as described in Note 4(a);

     ii) converted $146,800 of accounts payable and accrued liabilities to advances, as described in Note 5; and

     iii) recorded $70,630 of interest expense on advances.

                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2002, 2001 AND 2000
                         (Expressed in Canadian Dollars)


13.  SUBSEQUENT EVENT

     Subsequent to August 31, 2002, the operator of the East Lost Hills Project formally proposed the plugging and abandonment of the ELH #4 and #9 wells. The remaining funding parties have not yet consented to the operator's proposal. However, in light of the ongoing difficulties encountered and uncertainties at East Lost Hills, the Company determined that it will record a non-cash impairment charge, estimated at approximately $1.0 million, during fiscal 2003.