Form 20-F/A
period 2002-08-31
TRIMARK ENERGY LTD
filed 2003-05-20
CIK 1050807

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

Yes      X        No
    -----------      ---------

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17     X     Item 18                                          Page 1 of 5
        ---------         ---------

ITEM 19.  EXHIBITS.
--------------------------------------------------------------------------------



 EXHIBIT NUMBER                     DESCRIPTION                            PAGE

     1.1          Roll Over Articles of Golden Chance Resources Inc.       N/A
                  and amendments thereto.(1)

     1.2          Certificate of Continuance and Articles of Continuance   N/A
                  for Trimark Resources Ltd. and amendments thereto.(1)

     1.3          Bylaws of Trimark Resources Ltd.(1)                      N/A

     4.12         Form of Loan Agreement Between Donald W. Busby and       N/A
                  Trimark Oil & Gas Ltd. dated November 19, 1999(2)

     4.13         Oil and Gas Prospect Exploration and Development         N/A
                  Agreement dated February 26, 2000(2)

     4.14         Agreement between Berkley Petroleum, Inc., Hilton        N/A
                  Petroleum Inc., Trimark Resources Inc., STB Energy
                  Inc., and KOB Energy Inc., dated June 10,2002(3)

     8.1          List of Subsidiaries(3)                                  N/A


     12.1         Certification of Donald W. Busby Pursuant to 18          N/A
                  U.S.C. Section 1350, as adopted, pursuant to Section
                  906 of the Sarbanes-Oxley Act of 2002(3)



     12.2         Certification of Nick DeMare Pursuant to 18 U.S.C.       N/A
                  Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(3)


(1) Previously filed as an exhibit to the Company's Registration Statement on Form 20-F, filed with the Commission on July 29, 1999. File number 0-30196.
(2) Previously filed as an exhibit to the Company's Annual Report on Form 20-F, filed with the Commission on February 28, 2001. File number 0-30196.

(3) Previously filed as an exhibit to the Company's Annual Report on Form 20-F, filed with the Commission on February 19, 2003. File number 0-30196.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                      TRIMARK ENERGY LTD.



Dated:   May 20, 2003                 /s/ DONALD W. BUSBY
                                      ------------------------------------------
                                      Donald W. Busby,
                                      Chairman, President, Chief Executive
                                      Officer and Director

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

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedure to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b)   evaluated  the   effectiveness  of  the  registrant's   disclosure
              controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c)   presented  in  this  annual  report  our  conclusions   about  the
              effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:    FEBRUARY 12, 2003
         ------------------------

Signed:  /s/ DONALD W. BUSBY
         ------------------------
         Donald W. Busby, Chairman, President, Chief Executive Officer and Director

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

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedure to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b)   evaluated  the   effectiveness  of  the  registrant's   disclosure
              controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c)   presented  in  this  annual  report  our  conclusions   about  the
              effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:    FEBRUARY 12, 2003
         ----------------------------

Signed:  /s/ NICK DEMARE
         ----------------------------------------
         Nick DeMare, Chief Financial Officer, Director