Form 20-F
period 2003-08-31
HALO RESOURCES LTD
filed 2004-03-12
CIK 1050807

United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       or

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                    FOR THE FISCAL YEAR ENDED AUGUST 31, 2003

                                       or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

              For the transition period from _________ to _________

                        Commission file number: 000-30196

                              HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
             (Exact name of Registrant as specified in its charter)

                              HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                 (Translation of Registrant's name into English)

                             YUKON TERRITORY, CANADA
                 (Jurisdiction of incorporation or organization)

     #1305 - 1090 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3V7
                    (Address of principal executive offices)

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

                  2,926,859 COMMON SHARES AS OF AUGUST 31, 2003

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  [ X ]        No  [   ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  [ X ]     Item 18  [   ]                                  PAGE 1 of 130

General Information:

Unless otherwise indicated, all references herein are to Canadian dollars.

                                                     GLOSSARY

The following is a glossary of oil and gas terms used in this report:


BBL or barrel            34.972 Imperial gallons or 42 U.S. gallons.

BCF                      One billion cubic feet.

BCPD                     Barrels of condensate per day.

BO                       Barrels of oil.

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

proved oil and           Proved  oil  and  gas   reserves   are  the   estimated
gas reserves             quantities  of crude oil,  natural gas, and natural gas
                         liquids   which   geological   and   engineering   data
                         demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

                         (i) Reservoirs are considered proved if economic producability is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:

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

                              (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources
proved developed oil     Reserves  that can be expected to be recovered  through
and gas reserves         existing  wells with  existing  equipment and operating
                         methods. Additional oil and gas expected to be obtained
                         through the  application  of fluid  injection  or other
                         improved  recovery  techniques  for  supplementing  the
                         natural  forces  and  mechanisms  of  primary  recovery
                         should be included as "proved developed  reserves" only
                         after testing by a pilot project or after the operation
                         of  an   installed   program  has   confirmed   through
                         production response that increased recovery will be achieved.

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

Forward Looking Statements

The Company cautions readers regarding forward looking statements found in the following discussion and elsewhere in this annual report and in any other statement made by, or on the behalf of the Company, whether or not in future filings with the SEC. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. The Company disclaims any obligation to update forward looking statements.

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


Item 3.  KEY INFORMATION.
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

The selected financial data of the Company for the years ended August 31, 2003, 2002 and 2001, was derived from the consolidated financial statements of the Company which have been audited by D & H Group, independent Chartered Accountants, as indicated in their report which is included elsewhere in this report. The selected financial data set forth for the years ended August 31, 2000 and 1999 are derived from the Company's audited consolidated financial statements, not included herein.

The information in the following table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects".

Reference is made to Note 11 of the Company's consolidated financial statements included herein for a discussion of the material differences between Canadian generally accepted accounting principles ("GAAP") and US GAAP, and their effect on the Company's financial statements.

                                                                  ($ in 000, except per share data)
                                                     -----------------------------------------------------------
                                                                        Year Ended August 31,
                                                     -----------------------------------------------------------
                                                        2003         2002         2001         2000         1999

Revenues                                                 $69         $163         $635         $398         $143
Production expenses                                      $17         $135         $185         $155         $132
Depreciation, depletion and impairment                $1,252       $6,011       $5,168          $78       $1,703
General and administrative expenses                     $177         $242         $330         $462         $350
Net income (loss)                                    $(1,473)     $(6,567)     $(5,048)      $(297)     $(2,042)
Income (loss) per share                               $(0.50)      $(2.24)      $(2.03)      $(0.14)      $(2.80)
Weighted average number of shares                      2,927        2,927        2,480        2,110          723
Dividends per share                                        -            -            -            -            -

Working capital (deficiency)                             $(2)         $77           $6       $1,262       $1,338
Petroleum and natural gas interests                      $76       $1,111       $7,022       $7,795       $5,096
Other assets                                               -         $115         $619         $773            -
Shareholders' equity                                   $(945)        $528       $7,094       $9,830       $6,434
Capital stock                                        $19,537      $19,537      $19,537      $17,225       $13,532
Total assets                                             $93       $1,631       $8,168      $10,137       $6,698


ADJUSTMENT TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from US GAAP. The material differences between Canadian and US GAAP, in respect of these consolidated financial statements, are summarized in the tables below.

Consolidated Statement of Loss

                                                                         2003             2002             2001
                                                                           $                $                $

Net loss under Canadian GAAP                                           (1,472,642)      (6,566,673)      (5,048,280)
Adjustments for related party transactions (i)                                  -        1,928,229          815,793
Stock-based compensation (iii)                                                  -          (74,614)        (316,069)
Other compensation expense (vi)                                                 -                -         (172,720)
Additional depreciation, depletion and amortization (ix)                     (500)               -                -
                                                                     ------------     ------------     ------------
Net loss under US GAAP                                                 (1,473,142)      (4,713,058)      (4,721,276)
                                                                     ============     ============     ============
Loss per share under US GAAP                                               (0.50)           (1.61)           (1.90)
                                                                     ============     ============     ============


Consolidated Balance Sheet

                                                                                         2003             2002
                                                                                          $                $

Total assets under Canadian GAAP                                                            93,085        1,631,221
Deferred tax asset (iv)                                                                    780,000        3,662,000
Less:  Valuation allowance (iv)                                                           (780,000)      (3,662,000)
Asset retirement cost (ix)                                                                   7,400                -
                                                                                      ------------     ------------
Total assets under US GAAP                                                                 100,485        1,631,221
                                                                                      ============     ============

Total liabilities under Canadian GAAP                                                    1,038,058        1,103,552
Asset retirement obligations (ix)                                                            7,900                -
Discount on advances (x)                                                                   (60,028)               -
                                                                                      ------------     ------------
Total liabilities under US GAAP                                                            985,930        1,103,552
                                                                                      ============     ============

Total shareholders' equity under Canadian GAAP                                            (944,973)         527,669
Additional depreciation, depletion and amortization (ix)                                      (500)               -
Discount on advances (x)                                                                    60,028                -
                                                                                      ------------     ------------
Total shareholders' equity under US GAAP                                                  (885,445)         527,669
                                                                                      ============     ============

(i)      Capital Contributions with Respect to Related Party Transactions

         During the 1999 fiscal year, the Company acquired and disposed of certain petroleum interests with Hilton Petroleum Ltd. ("Hilton") a publicly traded company with common directors and officers, for a combination of monetary and non-monetary consideration.

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

         The net loss under US GAAP for the 2002 and 2001 fiscal years have also been adjusted for the subsequent amortization and impairment charges of these petroleum interest acquisitions costs. There was no impact on the 2003 fiscal year.

(ii)     Ceiling test on petroleum interests

         US GAAP requires that the net book value of proved petroleum interests not exceed the sum of the present value of estimated future net revenues (determined using current prices of petroleum production less estimated future expenditures to be incurred in developing and producing the proved reserves, discounted at ten percent). This ceiling test was performed effective August 31, 2003 and it was determined that no additional write-down of proved petroleum interests was necessary.

(iii)    Stock-Based Compensation

         The Company grants stock options which reserves common shares for issuance to employees and directors. Before the 2003 fiscal year, the issuance of stock options was not recognized for accounting purposes under Canadian GAAP. Under US GAAP, the issuance of stock options requires an assessment to determine stock based compensation. Accordingly, the Company has applied the provisions of Statement of Financial Accounting Standards ("SFAS") 123 Accounting for Stock-Based Compensation to account for and calculate stock-based compensation under US GAAP using the fair value method.

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2002 and 2001:

                                                    2002                2001
                                                -------------      -------------

         Risk-free interest rate                    4.54%          4.81% - 6.47%
         Expected volatility                         118%               124%
         Expected lives                            3 years            3 years
         Expected dividend yield                      0%                 0%

         No options were granted during the 2003 fiscal year.

(iv)     Income Tax

         Under Canadian GAAP, deferred tax assets relating to the potential benefit of income tax loss carryforwards are not recognized unless there is virtual certainty of realization of the benefit. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be recognized to fully offset the deferred tax asset.

         As at August 31, 2003, the Company has fully reserved the $780,000 tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined. Of the total tax benefit, $153,000 is attributable to the 2003 fiscal year.

(v)      Private  Placements  of Common Stock and Special  Warrants with Related
         Parties

         US GAAP requires disclosure of private placements conducted by the Company where directors and officers of the Company are participants. During the year ended August 31, 2001, directors, officers and companies controlled by the directors or officers acquired 623,429 shares of the Company, pursuant to private placements conducted by the Company, for cash proceeds of $2,312,560. No private placement transactions were conducted by the Company during the 2003 and 2002 fiscal years.

(vi)     Private Placements of Common Stock

         The Company conducts the majority of its equity financings pursuant to private placements. Under the policies of the TSX Venture Exchange ("TSXV"), the Company may provide a discount off the market price of the Company's common stock. US GAAP does not permit a discount from the market price. US GAAP requires the recognition of the market value of the Company's common stock as a credit to share capital, with a charge to operations for the portion of the discount relating to equity financings conducted with officers and directors of the Company and a charge to shareholders' equity, as a capital distribution, for the discount relating to the remaining portion of the equity financings.

         Under US GAAP, loss and capital distributions for the year ended August 31, 2003 would increase by $nil (2002 - $nil; 2001 - $172,720) and $nil
         (2002 - $nil; 2001 - $140,700), respectively, and share capital, as at August 31, 2003 would increase by $961,402 (2002 - $961,402; 2001 -
         $961,402). There is no net change to shareholders' equity.

(vii)    Functional Currency

         The Company's functional currency is the Canadian dollar.

(viii)   Classification of Intangible Assets

         In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 142 "Goodwill and Other Intangible Assets" which prescribes accounting for definite and indefinite life intangible assets and goodwill. Intangible assets with a determinable useful life will continue to be amortized over that period. As a consequence of the introduction of SFAS 142, the oil and gas industry is currently discussing the appropriate balance sheet classification of oil and gas mineral rights held by lease or contract. The Company classifies these assets as a component of petroleum and natural gas interests in accordance with its interpretation of SFAS 19 and common industry practice. There is also a view that these mineral rights are intangible assets as defined in SFAS 141 "Business Combinations" and, therefore, should be classified separately on the balance sheet as intangible assets.

         The Company did not change or reclassify contractual mineral rights included in petroleum and natural gas interests on the balance sheet upon adoption of SFAS 142. The Company believes its current accounting of such mineral rights as part of oil and gas properties is appropriate under the full cost method of accounting. However, if the accounting for mineral rights held by lease or contract is ultimately changed so that costs associated with mineral rights not held under fee title and pursuant to the guidelines of SFAS 141 are required to be classified as long term intangible assets, then the reclassification would have no impact on the Company's August 31, 2003 balance sheet. Management does not believe the ultimate outcome of this issue will have a significant impact on the Company's cash flows, results of operations or financial condition.

(ix)     Asset Retirement Obligations

         The Company adopted SFAS 143 "Asset Retirement Obligations" for US GAAP reporting purposes on September 1, 2003. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires companies to record the present value of obligations associated with the retirement of tangible long-lived assets in the period in which it is incurred. The liability is capitalized as part of the related long-lived asset's carrying amount. Over time, accretion of the liability is recognized as an operating expense and the capitalized cost is depreciated over the expected useful life of the related asset. The Company's asset retirement obligations relate primarily to the plugging, dismantlement, removal, site reclamation and similar activities of its petroleum and natural gas interests. Prior to adoption of SFAS 143, such obligations were accrued ratably over the productive lives of the assets through its depreciation, depletion and amortization of petroleum and natural gas interests without recognizing a separate liability for such amounts.

         At the time of adoption, total assets increased by $7,500, and total liabilities increased by $7,500. The amounts recognized upon adoption are based upon numerous estimates and assumptions, including future retirement costs, future recoverable quantities of petroleum and natural gas, future inflation rates and the credit-adjusted risk free interest rate. Changes in asset retirement obligations during the year were:

                                                                           $
         Asset retirement obligations at September 1, 2002                    -
         Liabilities incurred                                             7,500
         Liabilities settled                                                  -
         Accretion expense (included in depreciation)                       400
                                                                     ----------
         Asset retirement obligation at August 31, 2003                   7,900
         Less:  current portion                                               -
                                                                     ----------
         Long-term portion                                                7,900
                                                                     ==========

         The Company will adopt Section 3110 "Asset Retirement Obligations" of the CICA Handbook, which is harmonious with SFAS 143, on September 1, 2004.

(x)      Imputed Interest on Long-Term Debt

         US GAAP requires that interest be imputed on debt that does not bear interest. The Company has imputed interest at its estimated incremental borrowing rate of 10%, with an offsetting charge to retained earnings as the debt is held by related parties. The discount will be accreted to earnings over the term to maturity.

The Company's consolidated statements of cash flow comply with US GAAP.

New Technical Pronouncements

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections." FASB 4 required all gains or losses from extinguishment of debt to be classified as extraordinary items net of income taxes. SFAS 145 requires that gains and losses from extinguishment of debt be evaluated under the provisions of Accounting Principles Board Opinion 30, and be classified as ordinary items unless they are unusual or infrequent or meet the specific criteria for treatment as an extraordinary item. This statement is effective January 1, 2003. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position or results of operations.

In July 2002, the FASB issued SFAS 146,  "Accounting  for Costs  Associated with
Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF 94-3. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position or results of operations.

In December 2002, the FASB approved SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement 123". SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for financial statements for fiscal years ending after December 15, 2002. The Company will continue to account for stock-based compensation using the methods detailed in the stock-based compensation accounting policy, and has adopted the disclosure requirement of SFAS 148.

In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends certain portions of SFAS 133 and is effective for all contracts entered into or modified after June 30, 2003 on a prospective basis. SFAS 149 is not expected to have a material effect on the results of operations or financial position of the Company since the Company currently has no derivatives or hedging contracts.

In June 2003,  the FASB approved  SFAS 150,  "Accounting  for Certain  Financial
Instruments with Characteristics of both Liabilities and Equity". SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 is not expected to have an effect on the Company's financial position.

Exchange Rate History

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one US dollar for the fiscal years ended August 31, 2003, 2002, 2001, 2000 and 1999.

         Period                                                   Average
         -----------------------------------                      -------
         September 1, 2002 - August 31, 2003                       0.6767
         September 1, 2001 - August 31, 2002                       0.6355
         September 1, 2000 - August 31, 2001                       0.6537
         September 1, 1999 - August 31, 2000                       0.6805
         September 1, 1998 - August 31, 1999                       0.6682

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one US dollar for the six-month period ended February 29, 2004.

         Month                                 High                       Low
         --------------                       ------                     ------
         September 2003                       0.7424                     0.7207
         October 2003                         0.7667                     0.7418
         November 2003                        0.7708                     0.7484
         December 2003                        0.7738                     0.7460
         January 2004                         0.7880                     0.7496
         February 2004                        0.7629                     0.7439

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The noon rate of exchange on March 2, 2004, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$0.7442 (US$1.3437 = CDN$1.00).

RISK FACTORS

Due to the nature of the Company's business and the present stage of exploration on its oil and gas prospects, the following risk factors apply to the Company's operations:

CESSATION OF FUNDING OF THE COMPANY'S CALIFORNIA PETROLEUM PROPERTIES

Since October 2000, the Company has devoted its activities towards the funding of its interests in the exploration and development of oil and gas leases in California. The recorded costs relating to these acquisitions, exploration and development represented a significant portion of the Company's assets.

The ongoing difficulties and lack of success at East Lost Hills, San Joaquin and Regional California has had a significant impact on the Company's continued ability to raise funds to continue participation in these projects. Due to the lack of financial resources, the Company ceased funding of its share of costs at the East Lost Hills Prospect and San Joaquin Joint Venture in January 2002. In February 2002, the Company withdrew from participation in the San Joaquin Joint Venture. In May 2002, the Company, the operator of the East Lost Hills Project and certain other participants in the East Lost Hills Project, concluded an agreement on the then ongoing evaluation of the ELH #4 and #9 wells. In September 2002, the side track well to the Suisun #25 well at the Basil Prospect was plugged and abandoned. In December 2002, the Company was informed by the operator that it had proposed the plugging and abandonment of the ELH #4 and #9 wells.

In light of these results and the unlikelihood of any further activities at East Lost Hills, during fiscal 2003 the Company determined to write-off its remaining net investment in Trimark Resources Inc., resulting in an impairment charge of approximately $1.2 million. As a result the Company has written-off all of its petroleum and natural gas interests other than its costs relating to the West Ranch Field, located in Texas.

ACCUMULATED LOSSES AND FINANCING RISKS

During the year ended August 31, 2003, the Company incurred a loss of approximately $1.5 million, and as at August 31, 2003, the Company had an accumulated deficit of approximately $20.5 million. To date the Company's oil and gas production has not generated sufficient operating cash flows to provide working capital for the Company's ongoing overhead, the funding of its petroleum property acquisitions and the exploration and development of these properties. There can be no assurances that the Company will be able to successfully develop its properties and achieve profitability from its operations. As at November 30, 2003, the Company had a working capital deficiency of $3,595 and outstanding advances payable of $1,023,047.

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

On January 15, 2004, the Company announced an equity financing to raise $510,000 and on February 19, 2004 the Company announced a further equity financing to raise $780,000. See "Item 5. Management's Discussion and Analysis - Liquidity and Capital Resources" and "Item 8. Financial Information - Significant Changes." There are no assurances that the equity financings will be completed.

RISK TO DILUTION TO SHAREHOLDERS

The Company may in the future grant to some or all of its directors, officers, insiders and key employees options to purchase the Company's common shares as non-cash incentives to those employees. Such options may be granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSXV, when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of then existing shareholders of the Company will be subject to additional dilution.

The Company is currently without any significant source of revenue and will most likely be required to issue additional shares to settle its debentures and finance its operations. In addition, the Company may issue additional shares to acquire additional properties. The issuance of additional shares will cause the Company's existing shareholders to experience dilution of their ownership interests.

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

UNINSURABLE RISKS

Although management believes the operator of any properties in which the Company and its subsidiaries may acquire interests, will acquire and maintain appropriate insurance coverage in accordance with standard industry practice, the Company and its subsidiaries may suffer losses from uninsurable hazards or from hazards which the operator has chosen not to insure against because of high premium costs or other reasons. The Company and its subsidiaries intend to continue to engage in the drilling of both exploratory and development wells. Exploratory wells have much greater dry hole risk than do wells which are drilled offsetting established production. The Company and its subsidiaries may become subject to liability for pollution, fire, explosion, blow-outs, cratering and oil spills which are in excess of coverages, if any, maintained by the operator. Such events could result in substantial damage to oil and gas wells, producing facilities and other property and personal injury. The payment of any such liabilities may have a material, adverse effect on the Company's financial position.

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

ADEQUATE LABOR

Corporate accounting, management and administration are provided, in part, by Chase Management Ltd. ("Chase"), a company owned by Mr. Nick DeMare, the President of the Company. As of the date of this report, the Company does not employ any personnel. In the event the Company needs to employ personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company and its subsidiaries operate. There can be no assurance, however, that such personnel will be available in the future. In addition, it cannot be predicted whether the labor staffing at any of the Company's projects will be unionized, which may result in potentially higher operating costs.

DIVIDEND RISKS

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future. Any decision to pay dividends on its common shares in the future will be made by the board of directors of the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

PRICE FLUCTUATIONS:  SHARE PRICE VOLATILITY

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior resource exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common stock on the TSXV fluctuated from a low of $0.05 to a high of $0.40 during the 12-month period ending January 30, 2004 and closed at $0.35 on January 30, 2004. There can be no assurance that these price fluctuations will not continue to occur.

CURRENCY FLUCTUATIONS

Presently, the Company's petroleum activities are conducted in the United States and all petroleum revenues and expenditures are conducted in United States dollars. To date, all equity financing conducted by the Company has been conducted in Canadian dollars. The Company maintains its head office in Vancouver, Canada, and may, from time-to- time, maintain cash holdings in Canadian dollars. Recently the Canadian dollar has experienced a strengthening against the United States dollar. Continued strengthening of the Canadian dollar may have a material and positive effect on the Company's operations.

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

See also "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

PENNY STOCK REGULATION

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stock". Generally, penny stocks are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). If the Company's shares are traded for less than US$5.00 per share, as they currently are, the shares will be subject to the SEC's penny stock rules unless (1) the Company's net tangible assets exceed US$5,000,000 during the Company's first three years of continuous operations or US$2,000,000 after the Company's first three years of continuous operations; or (2) the Company has had average revenue of at least US$6,000,000 for the last three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. As a result, the holders of the Common Stock may find it difficult to sell the Common Stock of the Company. These rules may restrict the ability of brokers to sell the common stock and may reduce the secondary market for the common stock. A limited secondary market may result in a decrease in the shareholder value and/or a partial or total loss of an investor's investment.

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


ITEM 4.  INFORMATION ON THE COMPANY.
--------------------------------------------------------------------------------

HISTORY AND DEVELOPMENT OF THE COMPANY

NAME AND INCORPORATION

The head office and principal address of the Company is located at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7.

The Company was incorporated under the laws of British Columbia, Canada, under the name of Golden Chance Resources Inc. on June 16, 1983. On October 15, 1990, the Company's name was changed to Trimark Resources Ltd. On December 14, 1993, the Company was continued under the Business Corporations Act (Yukon Territory). On the continuance the Company changed its authorized capital into "unlimited common shares without par value." On December 13, 1996, the Company's name was changed to International Trimark Resources Ltd. On June 16, 1997, the Company changed its name to Trimark Oil & Gas Ltd. On March 21, 2002, the Company changed its name to Trimark Energy Ltd. On February 23, 2004, the Company changed its name to its current name, Halo Resources Ltd.

The Company's common shares are listed for trading on the TSXV, which classifies listed companies into two different tiers based on standards, which include historical financial performance, stage of development, and financial resources of the listed company. Tier I is the TSXV's premier tier and is reserved for the TSXV's most advanced issuers with the most significant financial resources. Tier I issuers benefit from decreased filing requirements and improved service standards. The majority of the companies listed on the TSXV are Tier II companies. The Company trades on the TSXV under the symbol "HLO" and is classified as a Tier II company.

Effective August 7, 2000, the Company's common stock was listed for quotation on the Over-the-Counter Bulletin Board operated by the National Association of Securities Dealers, where is currently trades under the symbol "HLOSF".

The Company owns all of the outstanding common shares of TMK Oil & Gas Inc. ("TMK Inc."), a California corporation, which was incorporated on December 11, 2001. As of the date of this report, TMK Inc. holds the Company's interest in the West Ranch Field.

The Company owns all of the interests in Safari Petroleum LLC ("Safari"), a Colorado limited liability company, which was formed on June 14, 1995. Safari has recently sold its minor oil and gas property interests and, as of the date of this report, Safari is inactive.

The Company owns all of the outstanding common shares of Trimark Resources Inc. ("Trimark Inc."), a Colorado corporation, which was incorporated on June 4, 1993. The Company has written-off its investment in Trimark Inc. and no longer accounts for it in its consolidated financial statements. See "Item 4. Information on the Company - Principal Oil and Gas Properties".

The Company's corporate office is located at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7. The Company's registered office is located at 3081 - 3rd Avenue, Whitehorse, Yukon, Canada. The phone number of the Company's registered office is (867) 668-4405 and the corporate office is (604) 685-9316.

The Company does not have a registered agent in the United States.

DISPOSITIONS

During fiscal 2003, the Company wrote-off its net investments in Trimark Inc., which held substantially all of the Company's petroleum and natural gas interests at that time. Accordingly, it recorded a net charge of $1,240,794 for depreciation, depletion and impairment to reflect the abandonment of Trimark Inc.

EXPLORATION EXPENDITURES

During fiscal 2001, 2002 and 2003, the Company incurred $4.4 million, $100,000, and $320,000 respectively, on the acquisition, exploration and development of its petroleum interests. Expenditures in fiscal 2003 were incurred on the drilling of a sidetrack well on the Basil Prospect and earning a 3% working interest in the West Ranch Field. See "Item 4. Information on the Company - Principal Oil and Gas Properties".

BUSINESS OVERVIEW

Since October 1990, the Company has been active in the business of acquiring, exploring and developing oil and gas prospects in the United States. Over the past years the Company's main focus were its interests in the East Lost Hills Joint Venture and the San Joaquin Joint Venture. See "Item 4. Information on the Company - Business Overview - Principal Oil and Gas Properties." These ventures were unsuccessful and the Company ceased participation in these activities in February 2002. During fiscal 2002, the Company also participated in the drilling of an exploratory well in Regional California. A side-track well was subsequently drilled and determined to be uneconomic. The well was plugged and abandoned in September 2002. As of the date of this report, the Company holds a 3% interest in certain oil and gas leases in Texas, known as the West Ranch Field Prospect. These interests are not significant. The Company is in a period of reconstruction and will be required to restructure its debts and obtain new financing in order to proceed with identifying new properties for acquisition, exploration and development. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources".

2003 EXPLORATION BUDGET

No exploration budgets have been determined by the Company for the 2004 fiscal year. All further capital expenditures on the West Ranch Field will be funded from cash flow from existing producing wells. The Company is reviewing a number of properties in Canada and, subject to availability of financing, plans to pursue acquisition of resource properties in Canada.

SALES AND REVENUE DISTRIBUTION

During fiscal 2003, the Company sold its share of petroleum, natural gas and natural gas liquids produced from its wells to a variety of purchasers at the wellhead in the United States. All of its sales were conducted with unaffiliated customers. These purchasers provided a ready market for all of the Company's production and paid the local market price, which fluctuated based upon prevailing market conditions. Due to the number of purchasers in each area, management does not believe that the loss of one or a number of purchasers would pose a significant risk to the continuity of the Company's operations. The Company does not maintain significant inventories of petroleum or natural gas liquids.

Total revenues reported for fiscal 2003, 2002 and 2001, were as follows:

                                                       ($ in 000)
                                         --------------------------------------
                                                  Years Ended August 31,
                                         --------------------------------------
                                            2003          2002          2001
                                              $             $             $
     Oil and Gas Sales
        - United States                          45           126           521
                                         ----------    ----------    ----------
     Interest and Other
        - United States                          23            14            15
        - Canada                                  1            23            99
                                         ----------    ----------    ----------
                                                 24            37           114
                                         ----------    ----------    ----------
     Total Revenues                              69           163           635
                                         ==========    ==========    ==========

COMPETITIVE BUSINESS CONDITIONS, COMPETITIVE POSITION IN THE INDUSTRY AND METHODS OF COMPETITION

The Company's petroleum and natural gas exploration activities are being undertaken in a highly competitive and speculative business atmosphere. In seeking any other suitable petroleum and natural gas properties for acquisition, the Company is competing with a number of other companies, including large oil and gas companies and other independent operators with greater financial resources. Management does not believe that the Company's initial competitive position in the petroleum and natural gas industry will be significant.

Management does not foresee any difficulties in procuring drilling rigs or the manpower to run them in the area of its operations.

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

During fiscal 2002, the Company was faced with significant funding commitments for its continued participation in the East Lost Hills and San Joaquin Joint Venture's exploration programs. The continued complications encountered at East Lost Hills had a negative impact on the Company's common share price and on the Company's ability to conduct either equity or debt financing. In addition, the combination of reduced commodity prices and constrained production at ELH #1 further reduced the Company's ability to meet its funding commitments. Due to the lack of financial resources, the Company ceased further funding of its share of costs at the East Lost Hills Prospect and San Joaquin Joint Venture. As a result, in February 2002, the Company withdrew from participation in the San Joaquin Joint Venture and, in June 2002, concluded an agreement with Berkley Petroleum, Inc. (a subsidiary of Anadarko) and certain other participants on the ongoing evaluation of the ELH #4 and ELH #9 wells, whereby the funding parties have assumed all of the unpaid amounts, estimated to be $613,288 at the time of the agreement, and future costs in completing the evaluation of these wells. In return, they would be entitled to recover their costs, plus a penalty of 300% of the costs, from production from these wells.

PROPERTY DESCRIPTION

The Lost Hills Field is an anticlinal structure formed by what appears to be a combination of compressional forces from the west, as well as right-lateral motion associated with movement of the San Andreas fault system. The Monterey and Temblor formations are broken by a high angle thrust fault on the east side of the Lost Hills Structure. The East Lost Hills Joint Venture lands were in the footwall side of this thrust fault, directly east of and structurally below the existing Lost Hills field.

The geological objectives of the East Lost Hills Joint Venture were stacked sands (layers of sand stacked one over the other) within the Temblor Group which are buried between 16,500 to 19,000 feet.

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

The ELH #2 well, located approximately 1.5 miles northwest of the ELH #1 well, was drilled and cased to a total depth of 18,011 feet. Initial production testing, in early March of 2000, of the upper Temblor interval in the well resulted in limited wellbore influx of hydrocarbons (approximate flow rate of 3 MMCF/D), higher than expected fluid content, and poorer than expected pressure response. Many of the initial production test results on the well have been influenced by mechanical difficulties associated with drill pipe that was inadvertently cemented across the testing interval. The ELH #2 well is currently suspended as a potential producer pending availability of water disposal facilities.

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

The ELH #4 well commenced drilling on November 26, 2000 and reached total depth of 20,800 feet on August 7, 2001. The ELH #4 well was completed and tested in the Kreyenhagen shale and Phacoides sands. Gas and pressures began low peaking at 1.56 MMCF/D with 16.9 BWPD and 2.3 BCPD at a flowing tubing pressure of 90 psi. From the peak, rates declined to zero and the well was dead. The well was cleaned out of possible plugging slugs. Agua sands remain a promising zone for the ELH #4 well and remain untested. Significant shows were observed over several hundred feet of the Agua sands.

The ELH #9 well commenced drilling in early August 2001, at a location approximately 2 miles southeast of the ELH #4 well. This well was drilled to 21,100 feet and was designed to test the continuation of the East Lost Hills structure in the south easterly direction. The ELH #9 well was completed in the Kreyenhagen shale and Phacoides sands. Testing commenced with rates generally less than 1 MMCF/D with one peak of 2.37 MMCF/D. Rates continued to decline below 500 MCFPD. The Kreyenhagen was stimulated with acid to attempt improved production. Upon re-testing, rates remained well below 300 MCFGPD. The zones were re-perforated with no improvement in production. The results are negative indicators of prolonged economic production from the Kreyenhagen or Phacoides sands. Some additional potential remains in the upper Agua sand that remains to be tested. Gas shows in the Agua sands are limited to a 20 foot zone.

On December 2, 2002, the Company received confirmation from the operator that it had formally proposed plugging and abandonment of the ELH #4 and #9 wells. In light of the results and uncertainties of any further activities at East Lost Hills by the joint venture, the Company determined that it would no longer provide further funding to Trimark Inc.

The ELH #1 well continues to produce at constrained levels of approximately 1.5 MMCFE gas per day. Trimark Inc.'s share of net revenues is being applied by the operator against outstanding amounts owed by Trimark Inc. The Company is unaware of any further activities being conducted on any other wells at East Lost Hills.

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

The participants in the San Joaquin Joint Venture, on the recommendations of the operator, determined that the Lucky Dog Prospect would not be drilled and accordingly, the San Joaquin Joint Venture relinquished its interest in this prospect.

Drilling of the Pyramid Hills Prospect commenced in December 2001. In February 2002, the Company withdrew from participation in the San Joaquin Joint Venture.

REGIONAL CALIFORNIA, CALIFORNIA

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

Drilling of exploratory test wells commenced in fiscal 2001 on the Mica, Sequoia, Parsley and the Merlot prospects and were completed in fiscal 2002. No hydrocarbon bearing sands were encountered and the wells were plugged and abandoned. The Company had approximately a 23% working interest in the prospects tested.

During fiscal 2002, the Company participated in the drilling of an exploratory well (the Suisun #25 well) on the Basil Prospect, located in the southern portion of the Sacramento Basin. This prospect is believed to be a structural fault trap documented with seismic and well data. This well must be drilled directional under a body of water from a land based position. The targets are believed to be at 4,500 feet but the well must be drilled 6,000 feet laterally to the target. The initial test well on the Basil Prospect, the Suisun #25 well, commenced drilling on July 25, 2001 and was completed on August 28, 2001 at a depth of 7,829 feet. The Basil Prospect is adjacent to the Suisun producing field and separated by a fault. The Suisun #25 well was directionally drilled to a measured depth of 7,829 feet to test the Suisun and Domengine Sands for natural gas. At 5,550 feet the well encountered the trapping fault with a 440 unit gas spike supporting the sealing ability of the fault. The Suisun Sands were encountered at 6,545 feet - 132 feet high to prognosis. The first sands coming in high supports throw on the fault to be greater than expected. Once the sands were encountered the background gas increased by nearly 200 units (1 unit = 50 ppm Methane). Throughout the Suisun Sands the background gas remained between 100 and 200 units with several connection gas readings in excess of 300 units. The Domengine Sands were encountered at a measured depth of 7,120 feet - 162 feet high to prognosis. In the lower Domengine Sands, background gas readings remained in excess of 500 units. When pulling out of the hole the drill pipe became stuck at approximately 2,300 feet and after three days of recovery efforts the pipe, below 3,216 feet, remained stuck. It was therefore determined to temporarily suspend the well. The Company had originally held a 33.4% working interest in the Basil Prospect. It increased its working interest to 48% under the proposed side-track.

On August 19, 2002, the operator commenced the sidetrack of the well from the same surface location using the existing casing down to 2,114 feet. The side-track parallelled the original hole to the same total depth of 7,829 feet. Only the Suisun sands were encountered in this well. Gas shows were present throughout the Suisun Sands from 6,480 feet to 7,170 feet measured depth. Once again, hole problems were encountered while pulling out to log preventing any open hole logs. While performing the clean-out trip for casing the drill pipe became stuck at 6,248 feet. Coiled tubing was run through drill pipe to 7,500 feet and cemented in place. Case hole logs and perforations were accomplished to test several zones within the shallow objective of the Suisun Sands. Gas was flowed to the surface at very low pressures. It was determined that there was insignificant pressure and volume to be economic. The well was plugged and abandoned September 21, 2002. During fiscal 2003, the Company recorded an impairment charge of $1,240,794, primarily reflecting the costs relating to the acquisitions, the initial drilling of the Suisun #25 well and the drilling of the side-track well.

THE COMPANY HAS ABANDONED THE REGIONAL CALIFORNIA PROSPECTS.

WEST RANCH FIELD, TEXAS

On December 18, 2002, the Company entered into a purchase and sale agreement with PNP Petroleum Inc. ("PNP"), a private company at arm's-length to the Company, whereby the Company acquired a 3% net working interest (2.360825% net revenue interest) in certain oil and gas leases known as the West Ranch Field. To acquire its interest the Company funded approximately $70,000 of initial development costs.

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

In the early 1980's the previous operator became active in the region through acquisition of a few old producing well bores. After reworking geological structure and net sand maps, the operator was able to extend the southwest production limits of the field by the drilling of infield wells targeting structural highs. PNP purchased the West Ranch Field and took over its operation on January 1, 2002. The property includes 35 wells with only a small number currently producing on gas lift. After a detailed engineering analysis of the property, the operator has developed a plan, which focuses on the re-establishing of shut-in wells to active status by adding compression, salt water handling and disposal. It is expected that any additional capital expenditures can be funded from cash flow.

OIL AND GAS RESERVES

The following table sets forth information regrading the Company's share of estimated proven oil and gas reserve quantities, reserve value and discounted future net revenues. The reserve related information at August 31, 2003, was determined internally. The Company does not have any long-term supply or similar agreements with foreign governments or authorities in which the Company acts as producer.

There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. The following reserve information, as at August 31, 2003, represents estimates only and should not be construed as being exact:

                                                                                                       Present Value of
                                                                                                       Estimated Future
                                                                                      Estimated          Net Revenues
                                                                         Gas          Future Net     Before Income Taxes
                                              Gas          Oil        Equivalent     Revenues (2)     Discounted at 10%
                                            (MMCF)        (MBO)       (MMCFE)(1)        ($000)              ($000)

Proved oil and gas reserv                     768          218          2,076           3,833               2,392
                                              ===          ===          =====           =====               =====

(1) Condensates and natural gas liquids are converted to MCFE at the rate of six gallons of liquids per MCF of natural gas. These conversions are based upon the approximate energy content of natural gas condensates and liquids.

(2) Estimated future net revenue represents estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date of the estimates. The amounts shown do not give effect to non-property related expenses, such as general and administrative expenses, debt service and future income tax expense or depreciation, depletion and amortization.

ACREAGE

As of the date of this report, the Company has interests in the West Ranch Field, Texas, as follows:
                                                         Gross              Net
                                                         Acres            Acres

         Proved developed produci                          814            19.21
         Proved developed non-producing                    320             7.55
                                                         -----            -----
                                                         1,134            26.76
                                                         =====            =====
PRODUCTIVE OIL AND GAS WELLS

As at the date of this report, the Company has twelve producing wells (0.2832 net wells), six proved non-producing wells (0.141648 net wells) and 18 shut-in wells (0.425 net wells) at the West Ranch Field. The Company commenced receiving revenues in March 2003. During the year ended August 31, 2003, the West Ranch Field recorded 20,403 barrels (507 barrels net to the Company) of oil and 84,403 mcfs (2,131 mcfs net to the Company) of gas.

OTHER ASSETS

As at the date of this report, the Company does not hold any material assets other than its interests in its petroleum interests.

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

                               Organization Chart

                           --------------------------
                          |     HALO RESOURCES LTD.  |
                          |          (Yukon)         |
                           --------------------------
                                       |
                                       |
                 |---------------------------------------------|
                 |                                             |
                 |                                             |
    ----------------------                           ----------------------
   | SAFARI PETROLEUM LLC |                         |   TMK OIL & GAS INC. |
   |      (Colorado)      |                         |     (California)     |
   |         100%         |                         |         100%         |
    ----------------------                           ----------------------

SUBSIDIARIES

TMK Oil & Gas Inc.

The Company owns all of the outstanding common shares of TMK Inc., a California corporation, which was incorporated on December 11, 2001. As of the date of this report, TMK Inc. holds the interest in the West Ranch Field.


Safari Petroleum LLC

The Company owns all of the interests in Safari, a Colorado limited liability company, which was formed on June 14, 1995. Safari has recently sold its minor oil and gas property interests and, as of the date of this report, Safari is inactive.


Trimark Resources Inc.

The Company owns all of the outstanding common shares of Trimark Inc., a Colorado corporation, which was incorporated on June 4, 1993. The Company has written-off its investment in Trimark Inc. and no longer accounts for it in its consolidated financial statements.

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



ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------


The following discussion of the results of operations of the Company for the fiscal years ended August 31, 2003, 2002, and 2001 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except for the differences referred to in Note 11 of the consolidated financial statements of the Company included herein. The noon rate of exchange on March 2, 2004, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN$0.7442 (US$1.3437 = CDN$1.00). The effects of inflation and price changes have not had a material impact on the Company's income or net sales revenues during the past three years.

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

OVERVIEW

The Company, through its subsidiaries, Safari and TMK Inc., is engaged in the business of exploring for and development of oil and gas prospects in the United States. Substantially all of the Company's oil and gas exploration activities are conducted jointly with others. Because the Company owns an undivided interest in each asset and is proportionately liable for its share of each liability, the consolidated financial information reflects the Company's proportionate interest in such activities. The Company sells all of its oil and gas production on a spot basis and does not utilize forward sales contracts.

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

RESULTS OF OPERATIONS


YEAR ENDED AUGUST 31, 2003 COMPARED TO YEAR ENDED AUGUST 31, 2002

Effective November 30, 2002, the Company wrote-off its net investment in Trimark Inc., a wholly-owned subsidiary which held all of the Company's petroleum and natural gas interests at that time. Accordingly, the Company ceased to record the activities of Trimark Inc. and recorded $1,240,794 depreciation, depletion and impairment charge to reflect the abandonment of Trimark Inc.

In January 2003, the Company earned a 3% working interest in certain oil and gas leases known as the West Ranch Field, by funding exploration and development costs. As of August 31, 2003, the Company has incurred $87,255 on drilling activities and has recorded $40,044 in oil and gas revenues, comprising of $22,208 (507 barrels) of oil and $17,836 (2,131 mcf) of gas. All the production in 2003 is associated with production from the West Ranch Field. Currently there are 11 wells producing at the West Ranch Field. Production costs of $11,257 was incurred and depletion of $11,088 was recorded for 2003. All production in the 2002 fiscal year was derived primarily from the ELH #1 well.

General and administrative costs decreased by $64,842, from $241,789 in the 2002 fiscal year to $176,947 in the 2003 fiscal year. The decrease in costs were as a result of the Company's reduced operations and limited financial resources. All costs have been reduced where possible.

During fiscal 2003, the Company disposed of its interest in the South Haskell property for cash proceeds of $84,907.

YEAR ENDED AUGUST 31, 2002 COMPARED TO YEAR ENDED AUGUST 31, 2001

During the 2002 fiscal year, the Company recorded a loss of $6,566,673 ($2.24 per share) compared to a loss of $5,048,280 ($2.04 per share) for the 2001 fiscal year.

A number of significant transactions occurred which affected the comparability of the Company's performance to prior periods. Since February 2000, the Company's focus was the exploration and development of its East Lost Hills Joint Venture and San Joaquin Joint Venture prospects. Production commenced from the ELH #1 on February 6, 2001, and represented the only significant producing petroleum and natural gas interest to the Company during fiscal 2002. Production from the ELH #1 well, during fiscal 2002, was significantly curtailed as a result of water disposal problems. As a result of the production curtailment in ELH #1, petroleum and natural gas revenues decreased by 76%, from $521,322 during 2001 to $125,749 in 2002. Revenue from oil sales decreased 30%, from $116,910 in 2001 to $81,512 in 2002. Oil production decreased 1%, from 2,851 BBLS in 2001 to 2,821 BBLS in 2002 and average selling prices received decreased 26%, from $42.90/BBL in 2001 to $31.74/BBL in 2002. Revenue from natural gas sales decreased 89%, from $404,412 in 2001 to $44,237 in 2002. Natural gas production decreased 71%, from 48,379 MCF in 2001 to 13,805 MCF in 2002. In addition, the average selling price of natural gas received by the Company during 2002 decreased 61%, from $9.16/MCF in 2001 to $3.55/MCF in 2002.

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

General and administrative costs decreased by $88,456, from $330,245 in 2001 to $241,789 in 2002. The decrease was primarily attributed to the effect of unrealized foreign exchange rate fluctuations on US dollar denominated balances in 2002 compared to 2001 and the reduced spending in 2002 as a result of the Company's finances and reduced corporate activities.

During fiscal 2002, the Company recorded $99,517, net of the $169,385 reversal of accounts payable, in expenditures on its petroleum interests compared to $4,415,135 in fiscal 2001. Additions recorded for 2002 comprised of $5,473 on the East Lost Hills Project, and $203,360 for the exploration of the Regional California Prospects and $60,069 for the Big Springs Project. Overall, the level of capital expenditures in 2002 decreased as a result of the lack of progress at East Lost Hills and the resulting negative impact on the Company's ability to raise financing to continue funding of its share of costs. As a result, in May 2002, the Company concluded an agreement on the ongoing evaluation of the ELH #4 and #9 wells, whereby the funding participants have assumed all of the unpaid amounts and future costs in completing evaluation of these wells. Unpaid billings for the ELH #4 and #9 wells at the time of the agreement totalled $613,288, of which $169,385 was billed and had been recorded as accounts payable at August 31, 2001. During 2002, the Company reversed the $169,385, with an offsetting credit to petroleum and natural gas interests.

LIQUIDITY AND CAPITAL RESOURCES

As at November 30, 2003, the Company had a working capital deficit of $3,595 and $1,023,047 of advances outstanding. Currently, the Company is not able to generate sufficient cash flow from its operations to meet ongoing corporate overhead, capital commitments and discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt repayment obligations and, in the longer term, the generation of profit and positive cash flow from business operations. Unless the Company is able to obtain additional financings, it does not have sufficient working capital to continue funding the acquisition of, exploration for and development of its petroleum interests, to fund on-going overhead or to discharge its ongoing liabilities as they come due. There is no assurance that the Company will be able to obtain sufficient financings.

On January 15, 2004, the Company announced that it has agreed to conduct a non-brokered private placement of 3,400,000 units at $0.15 per unit, for $510,000 gross cash proceeds. Each unit will comprise of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase an additional common share for a period of two years from closing, at $0.20 per share in year one, and at $0.25 per share in year two.

On February 19, 2004, the Company announced that it had agreed to conduct a further non-brokered private placement of 3,250,000 units at $0.24 per unit for $780,000 gross cash proceeds. Each unit will comprise of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase an additional common share for a period of two years from closing, at $0.30 per share.

Completion of the proposed private placements are subject to TSXV approval. There are no assurances that the equity financings will be completed.

TREND INFORMATION

The Company is not aware of any trends which might affect its financial results or business.

RESEARCH AND DEVELOPMENT

During fiscal 2001, 2002 and 2003, the Company incurred $4.4 million, $100,000 and $320,000 respectively, on the acquisition, exploration and development of its petroleum interests. During the period from September 1, 2003 to January 31, 2004, the Company had incurred approximately $8,000 in development expenditures on its petroleum interests.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
--------------------------------------------------------------------------------


DIRECTORS AND SENIOR MANAGEMENT

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this report, are as follows:


NAME                                    POSITION WITH THE COMPANY                 TERM OF OFFICE (FOR EACH OFFICE HELD)
------------------------                -------------------------                 -------------------------------------
NICK DEMARE(1)                          Director                                  January 1996 - present
Burnaby,                                President and CEO                         July 4, 2003 - present
British Columbia, Canada

ANDREW CARTER(1)                        Director                                  February 12, 2004 - present
North Vancouver,
British Columbia, Canada

WILLIAM LEE(1)                          Director                                  February 1997 - present
Tsawwassen,
British Columbia, Canada

HARVEY LIM                              Corporate Secretary                       December 1988 - present
Burnaby,
British Columbia, Canada

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


Nick DeMare (Age 49), President, Chief Executive Officer and Director

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

Andrew Carter (Age 56), Director

Mr. Carter obtained a certificate in accounting from the Principal Midland College of TAFE (Western Australia) in 1987. Since 1992, Mr. Carter has been a member of the Australian Institute of Credit Management. Mr. Carter has an extensive background, initially in the mining industry and then as a commercial financial executive. During the 1970's, Mr. Carter was involved in the mining industry, where he managed exploration crews in the Leonora and Kimberly regions in Western Australia. He subsequently changed professions and, in 1988, was appointed Chief Executive of RAC Finance Limited, the largest non-bank owned commercial financier in Western Australia. During this time, he was appointed Chairman and Director of Australian Finance Conference Limited and represented the industry as a panel member of the Commercial Tribunal for Western Australia. In 1999, Mr. Carter relocated to Vancouver where he has been providing consulting services as an independent corporate consultant. Mr. Carter currently serves as an officer and director of other public reporting companies. See "Item
7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest".


William Lee (Age 50), Director

Mr. Lee holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. He has been a financial officer or controller of several public and private companies since 1986 and, prior, thereto, was a Senior Audit Manager at Deloitte & Touche. Prior to March, 1995, Mr. Lee was employed as the Chief Financial Officer of Sanctuary Woods Multimedia Corp. From March 1995 to June 1996, Mr. Lee was employed as the Chief Financial Officer of Wildwood Interactive Inc. Since June, 1996, Mr. Lee has been employed as the Chief Financial Officer of IMA Exploration Inc., a public company engaged in the exploration of mineral properties. Mr. Lee currently serves as an officer and director of other public reporting companies.


Harvey Lim (Age 45), Corporate Secretary

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

COMPENSATION

During the fiscal year ended August 31, 2003, the former and current directors and officers of the Company, as a group, had received or charged the Company a total of $153,064 for services rendered by the directors and officers or companies owned by the individuals.

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

During the fiscal year ended August 31, 2003, the Company had two Named Executive Officers, Donald W. Busby, the Company's former Chairman and CEO and Nick DeMare, the Company's current interim President and CEO. The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officers during the financial years ended August 31, 2001, 2002 and 2003:

SUMMARY COMPENSATION TABLE

                                       ANNUAL COMPENSATION                     LONG TERM COMPENSATION
                                 ------------------------------       --------------------------------------
                                                                                AWARDS               PAYOUTS
                                                                      --------------------------     -------
                                                                      SECURITIES      RESTRICTED
                                                        OTHER           UNDER         SHARES OR                     ALL
                                                        ANNUAL         OPTIONS/       RESTRICTED                   OTHER
   NAME AND                                             COMPEN-          SARS           SHARE         LTIP        COMPEN-
   PRINCIPAL                     SALARY       BONUS     SATION         GRANTED          UNITS        PAYOUTS      SATION
   POSITION            Year(1)     ($)         ($)        ($)            (#)(2)          ($)           ($)          ($)
--------------------   ------    -------      -----     -------       ----------      ----------     -------      -------
Nick DeMare(3)         2003        Nil         Nil        Nil          Nil/Nil            N/A          N/A        52,215(4)
interim President,     2002        Nil         Nil        Nil          Nil/Nil            N/A          N/A        46,080(4)
CEO and Director       2001        Nil         Nil        Nil          Nil/Nil            N/A          N/A        47,110(4)


Donald W. Busby(3)     2003        Nil         Nil        Nil          Nil/Nil            N/A          N/A       100,849(5)
former Chairman,       2002        Nil         Nil        Nil          Nil/Nil            N/A          N/A       132,082(5)
President, CEO and     2001        Nil         Nil        Nil         56,142/Nil          N/A          N/A       105,296(5)
Director


NOTES:
(1)  Financial years ended August 31, 2001, 2002 and 2003.
(2) Figures represent options granted during a particular year; see "Aggregated Option Exercises in Last Fiscal Year and Fiscal Year- End Option Values" table below for the aggregate number of options outstanding at year end.
(3) Mr. Busby resigned as a director and the Chairman, President and CEO of the Company on July 4, 2003. Mr. DeMare was subsequently appointed as the interim President and CEO of the Company.
(4) Paid to Chase, a private company owned by Mr. DeMare, for accounting, administration and professional services rendered by Chase personnel. See "Employment Agreements" below.
(5)  Amounts paid to private companies wholly owned by Mr. Busby.

LONG TERM INCENTIVE PLAN AWARDS

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Company did not grant any LTIP's during the financial year ended August 31, 2003.

STOCK APPRECIATION RIGHTS

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SAR's were granted to or exercised by the Named Executive Officers or directors during the financial year ended August 31, 2003.

OPTION GRANTS IN LAST FISCAL YEAR

No incentive stock options were granted to the Named Executive Officers during the past fiscal year ended August 31, 2003.

REPRICING OF OPTIONS IN LAST FISCAL YEAR

No incentive stock options were repriced during the fiscal year ended August 31, 2003 in respect of the Named Executive Officers.


AGGREGATED  OPTION  EXERCISES  IN LAST  FISCAL YEAR AND FISCAL  YEAR-END  OPTION
VALUES

The following table sets forth details of all exercises of stock options during the financial year ended August 31, 2003 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

                                                                    Value of
                                                                  Unexercised
                                                Unexercised       In-the-Money
                                                 Options at         Options
                                                  Fiscal            at Fiscal
                                                 Year-End           Year-End
                    Securities    Aggregate       (#)(3)            ($)(3)(4)
                   Acquired on      Value
                    Exercise      Realized      Exercisable/       Exercisable/
Name                 (#)(1)        ($)(2)      Unexercisable      Unexercisable
---------------    -----------    ---------    -------------      -------------

Nick DeMare            Nil           Nil         14,286/Nil           Nil/Nil

Donald W. Busby        Nil           Nil         56,142/Nil           Nil/Nil


(1) Number of common shares of the Company acquired on the exercise of stock options.
(2) Calculated using the closing price of common shares of the Company on the TSXV on the date of the exercise, less the exercise price per share.
(3) As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSXV on August 31, 2003, of $0.07 per share, less the exercise price of in-the-money stock options.

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

COMPENSATION OF DIRECTORS

No incentive stock options were granted or repriced during the fiscal year ended August 31, 2003 to directors who are not Named Executive Officers of the Company.

The following table sets forth details of all exercises of stock options/SARs during the financial year ended August 31, 2003 by current and former directors who are not Named Executive Officers of the Company and the financial year-end value of unexercised options/SARs:

                                                                    Value of
                                                                  Unexercised
                                                Unexercised       In-the-Money
                                                Options/SARs      Options/SARs
                                                 at Fiscal          at Fiscal
                                                 Year-End           Year-End
                    Securities    Aggregate       (#)(3)            ($)(3)(4)
                   Acquired on      Value
                    Exercise      Realized      Exercisable/       Exercisable/
Name                 (#)(1)        ($)(2)      Unexercisable      Unexercisable
---------------    -----------    ---------    -------------      -------------

George Muscroft        Nil           Nil          8,571/Nil           Nil/Nil

(1) Number of common shares of the Company acquired on the exercise of stock options.
(2) Calculated using the closing price of common shares of the Company on the TSXV on the date of the exercise, less the exercise price per share.
(3) As freestanding SARs have not been granted, the numbers relate solely to stock options.
(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSXV on August 30, 2003 of $0.07 per share, less the exercise price of in-the-money stock options.

During the most recently completed financial year ended August 31, 2003, current and former directors, who were not Named Executive Officers, did not receive any compensation for services provided to the Company in their capacities as directors and/or consultants and/or experts.

EMPLOYMENT AGREEMENTS

The  Company  has an  arrangement  with Chase,  a company  wholly-owned  by Nick
DeMare, whereby the Company has retained Chase to provide ongoing administrative, accounting and management services. In return for providing such services, Chase is paid a monthly fee of $3,000 plus any out-of-pocket disbursements made by Chase on the Company's behalf. The administrative contract may be terminated by either party with two months' notice. In addition, the Company may engage Chase to perform extra services in which case Chase will charge the Company for its employees at competitive rates. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."


BOARD PRACTICES

AUDIT COMMITTEE

The Company's Audit Committee must be comprised of at least three directors, the majority of whom are not employees, control persons or members of management of the Company or any of its associates or affiliates. The board of directors of the Company, after each annual shareholders' meeting must appoint or re-appoint an audit committee. As of the date of this report, the members of the audit committee were Messrs. DeMare, Carter and Lee.

The Audit Committee must review the annual financial statements of the Company before they are approved by the Board of Directors of the Company. The Board of Directors of the Company must review, and if considered appropriate, approve the annual financial statements of the Company before presentation to the shareholders of the Company.

REMUNERATION COMMITTEE

The Company does not have a separate Remuneration Committee.

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

The Company and its subsidiaries do not have any contracts with the directors of the Company (or any entities controlled by the directors of the Company) providing for benefits upon termination of employment.

EMPLOYEES

During the years ended August 31, 2003, 2002 and 2001, the Company had no full-time or part-time employees in the area of management and administration. Corporate accounting, management and administration are provided, in part, by Chase, a company owned by Mr. Nick DeMare. In the event the Company needs to employ personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company and its subsidiaries operate. There can be no assurance, however, that such personnel will be available in the future. Exploration activities are conducted by consultants, laborers and technicians hired for the duration of the exploration program.

SHARE OWNERSHIP

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of January 31, 2004.

                                                                 SHARES AND RIGHTS BENEFICIALLY
TITLE OF CLASS            NAME AND ADDRESS OF OWNER                  OWNED OR CONTROLLED (1)        PERCENT OF CLASS (1)
--------------            ---------------------------------      -----------------------------     ----------------------

Common Stock              Nick DeMare                                        58,555(2)                    2.0%
                          Burnaby, British Columbia

Common Stock              Andrew Carter                                         Nil                        N/A
                          North Vancouver, British Columbia

Common Stock              William Lee                                           Nil                        N/A
                          Tsawwassen, British Columbia

Common Stock              Harvey Lim                                            143                       <1.0%
                          Burnaby, British Columbia

(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 2,926,859 shares of common stock outstanding as of January 31, 2004.
(2) Includes 857 common shares held directly by Mr. DeMare, 20,404 shares held by DNG Capital Corp. ("DNG"), a private company wholly- owned by Mr. DeMare, and 37,294 shares held by 888 Capital Corp. ("888"). 888 is a private company 50% owned by Mr. DeMare.

STOCK OPTION PLAN

The Company has a rolling stock option plan (the "Plan"), which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder. The Company's Plan is approved annually by the shareholders. In accordance with the policies of the TSXV, a rolling plan, which is the type of plan the Company has adopted, requires the approval of the shareholders of the Company on an annual basis.

The purpose of the Plan is to provide the Company with a share related mechanism to enable the Company to attract, retain and motivate qualified directors, officers, employees and other service providers, to reward directors, officers, employees and other service providers for their contribution toward the long term goals of the Company and to enable and encourage such individuals to acquire shares of the Company as long term investments.

The Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts. The Board of Directors may issue a majority of the options to insiders of the Company. However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Company result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Company's issued and outstanding share capital.

The following information is intended to be a brief description of the Plan:

1. The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of shares which is 10% of the issued and outstanding shares of the Company. Any outstanding options will form a part of the foregoing 10%. The exercise price of the stock options, as determined by the Board of Directors in its sole discretion, shall not be less than the closing price of the Company's shares traded through the facilities of the TSXV on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the TSXV or, if the shares are no longer listed for trading on the TSXV, then such other exchange or quotation system on which the shares are listed and quoted for trading.

2. The Board of Directors will not grant options to any one person which will, when exercised, exceed 5% of the issued and outstanding shares of the Company.

3. Upon expiry of the option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Plan may not have an expiry date exceeding five years from the date on which the Board of Directors grant and announce the granting of the option.

4. If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other than by reason of death), as the case may be, then the option granted shall expire on the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Company, subject to the terms and conditions set out in the Plan.

The Plan may be administered by the Company's secretary or such other senior officer or employee as may be designated by the Board of Directors from time to time. Upon the approval of the Plan by the Company's shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by employees of the Company regularly employed on a full-time or part-time basis, directors of the Company and persons who perform services for the Company on an ongoing basis or who have provided, or are expected to provide, services of value to the Company.

As of the date of this report there are no incentive stock options outstanding to purchase shares of the Company's common stock.

WARRANTS

As of the date of this report there are no warrants outstanding.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
--------------------------------------------------------------------------------


PRINCIPAL HOLDERS OF VOTING SECURITIES

To the best of the Company's knowledge, it is not directly or indirectly owned or controlled by another corporation or by any foreign government. As of January 31, 2004, there are no shareholders holding greater than 5% of the Company's outstanding shares.

CHANGES IN SHAREHOLDINGS

On January 31, 2003, Hilton and Donald W. Busby owned or controlled 504,285 and 402,718 shares and rights, respectively, in the Company as follows:

         i) Hilton's holdings was comprised of 234,285 shares of common stock and warrants to acquire an additional 270,000 common shares. The warrants have since expired. As of the date of this report, Hilton holds 154,285 common shares; and

         ii) Mr. Busby's holdings was comprised of 144,005 shares of common stock and warrants to acquire an additional 106,286 common shares held by Boone Petroleum Inc., ("Boone"), 96,285 shares held by the Donald W. Busby 1999 Irrevocable Trust ("Busby Trust") and options held by Mr. Busby to acquire 56,142 common shares. Mr. Busby is a former director, Chairman, President and CEO of the Company. Boone is a private company wholly-owned by Mr. Busby. The warrants and options have since expired. As of the date of this report, 144,005 shares remain held by Boone and 96,285 shares remain held by the Busby Trust.

CHANGE OF CONTROL

As of the date of this report, there are no arrangements know to the Company which may at a subsequent date result in a change of control of the Comapny.

UNITED STATES SHAREHOLDERS

As of March 2, 2004, there were approximately six registered holders of the Company's common shares in the United States, with combined holdings of 493,661 shares, representing 16.9% of the issued shares of the Company.

CONTROL BY FOREIGN GOVERNMENT OR OTHER PERSONS

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, for the year ended August 31, 2003 and the period from September 1, 2003 to January 31, 2004, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or
(d) or over which such a person is able to exercise significant influence.

1. DWB, a private company wholly-owned by Donald Busby, the former Chairman, President, CEO and a director of the Company, was retained to provide marketing, consulting and management services. The arrangement was terminated on July 4, 2003 upon Mr. Busby's resignation as Chairman, President, CEO and a director of the Company. Management believes the arrangement with DWB was fair to the Company and similar to terms which could be obtained from unrelated third parties. During the year ended August 31, 2003,the Company paid $100,849 to DWB.

2. The Company has retained Chase, a company wholly-owned by Mr. Nick DeMare, the President and CEO and a director of the Company, to provide office premises, administrative, accounting and management services. In consideration therefor, Chase is paid a monthly fee of $3,000 and out-of-pocket disbursements incurred by Chase on behalf of the Company. In addition, Chase may also provide the Company additional services which are billed at rates which Chase charges to unrelated third parties. Management believes the arrangement with Chase is fair to the Company and similar to terms which could be obtained from unrelated third parties. During the year ended August 31, 2003 and the period from September 1, 2003 to January 31, 2004, the Company paid or was charged by Chase $52,215 and $97,000 respectively.

See also "Item 6.  Directors, Senior Management and Employees - Compensation."

INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT

During the fiscal year ended August 31, 2000, the Company provided a relocation loan of US$125,000 to Mr. Donald W. Busby. The loan originally bore interest at 5% per annum, compounded monthly, and was to mature on March 27, 2002. During the fiscal year ended August 31, 2002, the Company agreed to extend the term of the loan to January 24, 2004. In addition, the loan was renegotiated to bear interest at 10% per annum, payable quarterly. During the fiscal year ended August 31, 2003. Mr. Busby repaid the remaining outstanding principal of $114,843 and interest of $2,242.

Other than as described above, none of the directors, officers, promoters or other members of management or their associates or affiliates of the Company was indebted to the Company during the fiscal year ended August 31, 2003 and the period from September 1, 2003 to January 31, 2004.

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

The following table identifies the name of each director of the Company and any company, which is a reporting issuer in Canada and the United States, and for which such director currently serves as an officer or director:

PRINCIPAL            REPORTING COMPANY                    CAPACITY                           PERIOD
-------------        -----------------------              ----------------------             ------------------------
Nick DeMare          Aguila American Resources Ltd.       Director                           January 2003 - present
                     Andean American Mining Corp.         Director                           August 2002- present
                                                          Secretary                          December 1995 - present
                     California Exploration Ltd.          Director                           October 2002 - present
                     Dial Thru International Inc.         Director                           January 1991 - present
                     GGL Diamond Corp.                    Director                           May 1989 - present
                     Global Energy Inc.                   Director & President               September 2002 - present
                     Golden Peaks Resources Ltd.          Director                           January 1992 - present
                     Goldmarca Limited                    Director                           September 2000 - present
                     Gold Point Exploration Ltd.          Director & President               August 2003 - present
                     Hilton Petroleum Ltd.                Director                           October 1989 - present
                                                          President & CEO                    July 2003 - present
                     Kookaburra Resources Ltd.            Director                           June 1988 - present
                     Lariat Resources Ltd.                Director & President               August 2002 - present
                     North American Oil & Gas Inc.        Director, Secretary & Treasurer    June 2001 - present
                     Medina International Corp.           Director, Secretary & Treasurer    May 2002 - present
                     Halo Resources Ltd.                  Director                           January 1996 - present
                                                          President & CEO                    July 2003 - present
                     Tinka Resources Limited              Director & Secretary               October 2003 - present
                     Tumi Resources Limited               Director                           January 2000 - present


Andrew Carter        California Exploration Ltd.          Director                           September 2003 - present
                     Hilton Petroleum Ltd.                Director                           July 2003 - present
                     Tinka Resources Ltd.                 Director, President & CEO          February 2003 - present
                     Halo Resources Ltd.                  Director, President & CEO          February 2003 - present



PRINCIPAL            REPORTING COMPANY                    CAPACITY                           PERIOD
-------------        -----------------------              ----------------------             ------------------------
William Lee          Gold Point Exploration Ltd.          Director                           January 2001 - present
                     Hilton Petroleum Ltd.                Director                           September 1995 - present
                     IMA Exploration Inc.                 Director                           June 1996 - present
                     Tinka Resources Limited              Director                           October 2002 - present
                     Halo Resources Ltd.                  Director                           February 2004 - present

Harvey Lim           Gold Point Exploration Ltd.          Director & Secretary               October 2003 - present
                     California Exploration Ltd.          Director & Secretary               September 2003 - present
                     Hilton Petroleum Ltd.                Secretary                          June 1997 - -present
                     Medina International Corp.           Director                           May 2002 - present
                     Halo Resources Ltd.                  Secretary                          December 1988 - present
                     Tumi Resources Limited               Director                           January 2000 - present



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


ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

DESCRIPTION                                                             PAGE
-----------                                                             ----

Audited Consolidated Financial Statements
for the Years Ended August 31, 2003, 2002 and 2001                   F-1 to F-20


SIGNIFICANT CHANGES

On January 15, 2004, the Company announced that it has agreed to conduct a non-brokered private placement of 3,400,000 units at $0.15 per unit, for $510,000 gross cash proceeds. Each unit will be comprised of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase an additional common share for a period of two years from closing, at $0.20 per share in year one, and at $0.25 per share in year two.

On February 19, 2004, the Company announced that it had agreed to conduct a further non-brokered private placement of 3,250,000 units at $0.24 per unit for $780,000 gross cash proceeds. Each unit will be comprised of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase an additional common share for a period of two years from closing, at $0.30 per share.

Completion of the proposed private placements are subject to TSXV approval. There are no assurances that the equity financings will be completed.

DIVIDEND POLICY

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future. Any decision to pay dividends on its common shares in the future will be made by the board of directors on the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

LEGAL PROCEEDINGS


The Company knows of no material, active or pending legal proceedings against it; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.


ITEM 9.  THE OFFER AND LISTING.
--------------------------------------------------------------------------------

PRICE HISTORY

The TSXV classifies listed companies into two different tiers based on standards, which include historical financial performance, stage of development, and financial resources of the listed company. Tier I is the TSXV's premier tier and is reserved for the TSXV's most advanced issuers with the most significant financial resources. Tier I issuers benefit from decreased filing requirements and improved service standards. The majority of the companies listed on the TSXV are Tier II companies. The Company trades on the TSXV under the symbol "HLO" and is classified as a Tier II company.

There have been no trading suspensions imposed by the TSXV or any other regulatory authorities in the past three years.

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the TSXV, and predecessor exchanges, for the periods indicated:

                           TSXV STOCK TRADING ACTIVITY

                                                           SALES PRICE
                                                    ---------------------------
YEAR ENDED                     VOLUME               HIGH                    LOW

August 31, 2003                735,039               $0.18                $0.06
August 31, 2002                934,326               $1.89                $0.12
August 31, 2001              2,925,311               $7.49                $1.40
August 31, 2000              5,257,977              $20.37                $2.59
August 31, 1999              1,964,840              $12.25                $1.47

                                                            SALES PRICE
                                                    ---------------------------
QUARTER ENDED                  VOLUME               HIGH                    LOW

February 29, 2004              301,186               $0.50                $0.19
November 30, 2003              291,445               $0.22                $0.05
August 31, 2003                 52,048               $0.09                $0.06
May 31, 2003                   259,747               $0.18                $0.09
February 28, 2003              267,372               $0.15                $0.07
November 30, 2002              155,872               $0.18                $0.06
August 31, 2002                119,963               $0.40                $0.19
May 31, 2002                   188,064               $0.53                $0.12
February 28, 2002              262,567               $1.40                $0.35
November 30, 2001              363,732               $1.89                $0.84

                                                             SALES PRICE
                                                    ---------------------------
MONTH ENDED                    VOLUME               HIGH                    LOW

February 29, 2004              117,505               $0.50                $0.31
January 31, 2004               108,783               $0.40                $0.20
December 31, 2003               74,898               $0.25                $0.19
November 30, 2003              102,258               $0.22                $0.14
October 31, 2003               141,309               $0.20                $0.08
September 30, 2003              47,878               $0.14                $0.05

On August 7, 2000, the Company's common shares were approved for quotation on the Over-the-Counter Bulletin Board ("OTC") system operated by the National Association of Securities Dealers. The Company currently trades on the OTC under the symbol "HLOSF". The following tables set forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the OTC system for the periods indicated:


                             OTC-BB TRADING ACTIVITY

                                                          SALES PRICE (US $)
                                                    ---------------------------
YEAR ENDED                     VOLUME               HIGH                    LOW

August 31, 2003                177,000               $0.09                $0.03
August 31, 2002                309,935               $1.19                $0.06
August 31, 2001                504,571               $4.27                $1.12


                                                          SALES PRICE (US $)
                                                    ---------------------------
QUARTER ENDED                  VOLUME               HIGH                    LOW

February 29, 2004               19,153               $0.34                $0.06
November 30, 2003               11,526               $0.07                $0.05
August 31, 2003                  1,500               $0.05                $0.05
May 31, 2003                   133,000               $0.08                $0.04
February 28, 2003               18,500               $0.08                $0.03
November 30, 2002               24,000               $0.09                $0.05
August 31, 2002                 22,900               $0.22                $0.09
May 31, 2002                    60,797               $0.37                $0.06
February 28, 2002              128,524               $0.77                $0.26
November 30, 2001               97,714               $1.19                $0.42


                                                          SALES PRICE (US $)
                                                    ---------------------------
MONTH ENDED                    VOLUME               HIGH                    LOW

February 29, 2004                  428               $0.34                $0.20
January 31, 2004                10,285               $0.20                $0.08
December 31, 2003                8,440               $0.15                $0.06
November 30, 2003                5,726               $0.07                $0.05
October 31, 2003                 3,000               $0.05                $0.05
September 30, 2003               2,800               $0.05                $0.05

These above quotations reflect inter-dealer prices without retail mark-up, markdown, or commissions and may not necessarily represent actual transactions.

The OTC-BB is smaller and less liquid than the major securities markets in the United States. The trading volume of the Company's shares on the OTC-BB has been volatile. Consequently, shareholders in the United States may not be able to sell their shares at the time and at the price they desire.

ITEM 10.  ADDITIONAL INFORMATION.
-------------------------------------------------------------------------------

ARTICLES OF CONTINUANCE AND BYLAWS

The Company was incorporated under the laws of British Columbia, Canada on June 16, 1983 by registration of its Memorandum and Articles with the B.C. Registrar of Companies (the "BC Registrar") under the incorporation number 372193. On December 14, 1993, the Company was continued to the Yukon Territory, Canada by the registration of its Articles of Continuance with the Yukon Registrar of Corporations under the access number 29383 (the "Yukon Registrar").

The Company's Articles of Continuance place no restrictions upon the Company's objects and purposes.

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

E.   NUMBER OF SHARES REQUIRED FOR A DIRECTOR'S QUALIFICATION

     A director of the Company is not required to hold a share in the capital of the Company as qualification of his office.

DESCRIPTION OF COMMON SHARES

The authorized capital of the Company consists of an unlimited number of common shares without par value.

Of the Company's unlimited share capital, a total of 2,926,859 common shares were issued and outstanding as of January 31, 2004. All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement of dividends. The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Each common share carries with it the right to one vote. The common shares do not have preemptive or conversion rights. In addition, there are no sinking fund or redemption provisions applicable to the common shares.

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

Special meetings may be called by the board of directors, the Chairman of the board of directors, the managing director or the president at any time.

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the board of directors, the auditor of the Company and others who, although not entitled to vote, are entitled or required under any provision of the Yukon Act, the Articles of Continuance or bylaws to be present at the meeting. Any other person may be admitted only on the invitation of the Chairman of the meeting or with the consent of the meeting.

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

MATERIAL CONTRACTS

The following are material contracts entered into by the Company during the two years preceding the date of this report:

1. Agreement between Berkley Petroleum Inc., Hilton Petroleum Inc., Trimark Resources Inc., STB Energy Inc. and KOB Energy Inc., dated June 10, 2002. See "Item 4. Information on the Company - Business Overview - Principal Oil and Gas Properties - East Lost Hills Joint Venture and San Joaquin Joint Venture, California".

2. Agreement December 18, 2002, between TMK Oil & Gas, Inc. and PNP Petroleum Inc. See "Item 4. Information on the Company - Business Overview - Principal Oil and Gas Properties - West Ranch Field, Texas."

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

The Act specifically exempts certain transactions from either notification or review. Included among the category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities. Given the nature of the Company's business and the size of its operations, management does not believe the Investment Canada Act would apply to an investment in the Company's shares by a US investor.

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

DIVIDENDS

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax. The Canada- US Income Tax Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

CAPITAL GAINS

In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the disposition of a share of a corporation resident in Canada that is listed on a prescribed stock exchange.
For purposes of the ITA, the Company is listed on a prescribed stock exchange. Non-residents of Canada who dispose of shares of the Company will be subject to income tax in Canada with respect to capital gains if:

         (a)      the non-resident holder;
         (b) persons with whom the non-resident holder did not deal at arm's length; or
         (c) the non-resident holder and persons with whom the non-resident holder did not deal with at arm's length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-US Income Tax Convention (1980) (the "Treaty") unless the value of such shares is derived principally from real property situated in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a US Holder (as defined below) of the Company's common stock. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations, and shareholders owning common stock representing 10% of the vote and value of the Company. In addition, this discussion does not cover any state, local or foreign tax consequences.

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

US HOLDERS

As used herein, a "US Holder" is defined as (i) citizens or residents of the US, or any state thereof, (ii) a corporation or other entity created or organized under the laws of the US, or any political subdivision thereof, (iii) an estate the income of which is subject to US federal income tax regardless of source or that is otherwise subject to US federal income tax on a net income basis in respect of the common stock, or (iv) a trust whose administration is subject to the primary supervision of a US court and which has one or more US fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

DISTRIBUTIONS ON SHARES OF COMMON STOCK

US Holders receiving dividend distributions (including constructive dividends) with respect to the Company's common stock are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder's United States federal income tax liability or, alternatively, may be deducted in computing the US Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder's adjusted basis in the common stock and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for long-term capital gains are applicable to a US Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder which is a corporation. Dividends paid on the Company's common stock will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

FOREIGN TAX CREDIT

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's common stock may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year. Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the US Holder's United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either "passive" income or "financial services" income, depending on the particular US Holder's circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the US federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each US Holder's income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common stock should consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF SHARES OF COMMON STOCK

A US Holder will recognize gain or loss upon the sale of shares of common stock equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received; and (ii) the shareholder's tax basis in the common stock. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the common stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

INSPECTION OF DOCUMENTS

Copies of the documents referred to in this report may be inspected at the Company's corporate office at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7, during normal business hours.



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

Not applicable.


ITEM 14.  MATERIAL
          MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 15.  CONTROLS AND PROCEDURES
--------------------------------------------------------------------------------

An evaluation was performed under the supervision and with the participation of the Company's management, including Mr. DeMare, who is the Company's chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act") as of August 31, 2003. Based upon that evaluation, Mr. DeMare, concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.


ITEM 16.  [RESERVED]
--------------------------------------------------------------------------------

Not applicable.


ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.
--------------------------------------------------------------------------------

The Board of Directors has determined that the Company has at least one audit committee financial expert, Mr. Nick DeMare, who serves on the Company's audit committee.

ITEM 16B.  CODE OF ETHICS.
--------------------------------------------------------------------------------

On March 1, 2004, our board of directors adopted a code of ethics which applies to the Company's principal executive officer, principal financial officer and principal accounting officer and/or controller, or persons performing similar functions. The code of ethics is filed with this report as an exhibit.


ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.
--------------------------------------------------------------------------------

Not applicable.


ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
--------------------------------------------------------------------------------

Not applicable.


ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.
--------------------------------------------------------------------------------

Not applicable.



                                    PART III


ITEM 17.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

See pages 51 (F-1) through 70 (F-20).


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


ITEM 19.  EXHIBITS.
--------------------------------------------------------------------------------

EXHIBIT
 NUMBER                 DESCRIPTION                                        PAGE

  1.1     Roll Over Articles of Golden Chance Resources Inc.                N/A
          and amendments thereto.(1)

  1.2     Certificate of Continuance and Articles of Continuance            N/A
          for Trimark Resources Ltd. and amendments thereto.(1)

  1.3     Bylaws of Trimark Resources Ltd.(1)                               N/A

  1.4     Certificate of Amendment and Articles of Amendment for             71
          International Trimark Resources Ltd.

  1.5     Certificate of Amendment and Articles of Amendment for             74
          Trimark Oil & Gas Ltd.

  1.6     Certificate of Amendment and Articles of Amendment for             77
          Trimark Energy Ltd.

EXHIBIT
 NUMBER                 DESCRIPTION                                        PAGE


  1.7     Certificate of Amendment and Articles of Amendment for             80
          Halo Resources Ltd.

  4.12    Form of Loan Agreement Between Donald W. Busby and                N/A
          Trimark Oil & GasLtd. dated November 19, 1999(2)

  4.13    Oil and Gas Prospect Exploration and Development                  N/A
          Agreement dated February 26, 2000(2)

  4.14    Agreement between Berkley Petroleum, Inc., Hilton                 N/A
          Petroleum Inc., Trimark Resources Inc., STB Energy Inc., and KOB Energy Inc., dated June 10, 2002(3)

  4.15    Agreement between TMK Oil & Gas Inc. and PNP Petroleum Inc.        83
          dated December 18, 2002.

  4.16    Stock Option Plan                                                 105

  8.1     List of Subsidiaries                                              121

  11.1    Code of Ethics                                                    123

  12.1    Certification of Nick DeMare Pursuant to Rule 13a-14(a)           127

  13.1    Certification of Nick DeMare Pursuant to 18 U.S.C.                129
          Section 1350

(1) Previously filed as an exhibit to the Company's Registration Statement on Form 20-F, filed with the Commission on July 29, 1999. File number 0-30196.
(2) Previously filed as an exhibit to the Company's Annual Report on Form 20-F, filed with the Commission on February 28, 2001. File number 0-30196.
(3) Previously filed as an exhibit to the Company's Annual Report on Form 20-F, filed with the Commission on February 19 ,2003. File number 0-30196.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                                     HALO RESOURCES LTD.

Dated:   March  8, 2004                              /s/   Nick DeMare
-----------------------                              ---------------------------
                                                     Nick DeMare,
                                                     President,
                                                     Chief Executive Officer,
                                                     Chief Financial Officer and
                                                     Director

--------------------------------------------------------------------------------


                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)

                        CONSOLIDATED FINANCIAL STATEMENTS

                               FOR THE YEARS ENDED

                         AUGUST 31, 2003, 2002 AND 2001

                         (Expressed in Canadian Dollars)

--------------------------------------------------------------------------------
















                                       F-1
                                      -51-

                                                                           D & H
                                                                           group
                                                                       Chartered
                                                                     Accountants

AUDITORS' REPORT



To the Shareholders of Halo Resources Ltd.
(formerly Trimark Energy Ltd.)


We have audited the consolidated balance sheets of Halo Resources as at August 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flow for the years ended August 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2003 and 2002 and the results of its operations and its cash flow for the years ended August 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected assets and shareholders' equity as at August 31, 2003 and 2002 and results of operations for the years ended August 31, 2003, 2002 and 2001 to the extent summarized in Note 11 to the consolidated financial statements.

On December 17, 2003, we reported separately to the shareholders of Halo Resources Ltd. on consolidated financial statements as at, and for the year ended August 31, 2003 and 2002 audited in accordance with Canadian generally accepted auditing standards which did not include a reconciliation to United States generally accepted accounting principles.



Vancouver, B.C.                                            /s/ D&H Group
December 17, 2003
                                                           Chartered Accountants







                                   D & H Group
                          A Partnership of Corporations
               A Member of BHD Association with affiliated offices
                       across Canada and Internationally
      10th Floor, 1333 West Broadway, Vancouver, BC V6H 4C1 www.dhgroup.ca
                         F 604-731-9923 T 604-731-5881

                                      F - 2
                                      -52-

                                                                           D & H
                                                                           group
                                                                       Chartered
                                                                     Accountants









COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA - U.S. REPORTING DIFFERENCE




In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders dated December 17, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.



                                                           /s/ D&H Group

Vancouver, B.C.
December 17, 2003                                          Chartered Accountants














                                   D & H Group
                          A Partnership of Corporations
           A Member of BHD Association with affiliated offices across
                           Canada and Internationally
      10th Floor, 1333 West Broadway, Vancouver, BC V6H 4C1 www.dhgroup.ca
                         F 604-731-9923 T 604-731-5881

                                      F - 3
                                      -53-

                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                           CONSOLIDATED BALANCE SHEETS
                                 AS AT AUGUST 31
                         (Expressed in Canadian Dollars)


                                                      2003             2002
                                                        $                $
                                   A S S E T S

CURRENT ASSETS

Cash                                                     9,805          336,182
Amounts receivable                                       7,113           22,849
Marketable securities                                        -           46,121
                                                  ------------     ------------
                                                        16,918          405,152

PETROLEUM AND NATURAL GAS INTERESTS (Note 4)            76,167        1,111,226

OTHER ASSETS (Note 8(b))                                     -          114,843
                                                  ------------     ------------
                                                        93,085        1,631,221
                                                  ============     ============

                              L I A B I L I T I E S


CURRENT LIABILITIES

Accounts payable and accrued liabilities                19,046          328,018
ADVANCES (Note 5)                                    1,019,012          775,534
                                                  ------------     ------------
                                                     1,038,058        1,103,552
                                                  ------------     ------------


          S H A R E H O L D E R S ' E Q U I T Y ( D E F I C I E N C Y )


SHARE CAPITAL (Note 6)                              19,537,102       19,537,102

DEFICIT                                            (20,482,075)     (19,009,433)
                                                  ------------     ------------
                                                      (944,973)         527,669
                                                  ------------     ------------
                                                        93,085        1,631,221
                                                  ============     ============


NATURE OF OPERATIONS, NAME CHANGE AND GOING CONCERN (Note 1)


APPROVED BY THE BOARD

/s / Nick DeMare     , Director
-------------------------------
/s/ Andrew Carter    , Director
-------------------------------



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                       F-4
                                      -54-

                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
               FOR THE YEARS ENDED AUGUST 31, 2003, 2002, and 2001
                         (Expressed in Canadian Dollars)




                                                      2003             2002             2001
                                                        $                $                $

REVENUES

Oil and gas sales                                       45,346          125,749          521,322
Interest and other                                      23,878           37,028          114,098
                                                  ------------     ------------     ------------
                                                        69,224          162,777          635,420
                                                  ------------     ------------     ------------
EXPENSES

Production                                              16,810          134,556          185,037
General and administrative                             176,947          241,789          330,245
Depreciation, depletion and impairment               1,251,882        6,010,537        5,168,418
                                                  ------------     ------------     ------------
                                                     1,445,639        6,386,882        5,683,700
                                                  ------------     ------------     ------------
LOSS BEFORE THE FOLLOWING                           (1,376,415)      (6,224,105)      (5,048,280)

INTEREST EXPENSE                                       (60,741)         (70,630)               -

WRITE-OFF OF AMOUNTS RECEIVABLE                        (19,959)               -                -

LOSS ON SALE OF MARKETABLE SECURITIES                  (15,527)         (13,239)               -

WRITE-DOWN OF OTHER ASSETS                                   -         (258,699)               -
                                                  ------------     ------------     ------------
NET LOSS FOR THE YEAR                               (1,472,642)      (6,566,673)      (5,048,280)

DEFICIT - BEGINNING OF YEAR                        (19,009,433)     (12,442,760)      (7,394,480)
                                                  ------------     ------------     ------------
DEFICIT - END OF YEAR                              (20,482,075)     (19,009,433)     (12,442,760)
                                                  ============     ============     ============


LOSS PER COMMON SHARE
    - BASIC AND DILUTED                                 $(0.50)          $(2.24)          $(2.04)
                                                  ============     ============     ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                        2,926,859        2,926,859        2,480,189
                                                  ============     ============     ============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                      CONSOLIDATED STATEMENTS OF CASH FLOW
               FOR THE YEARS ENDED AUGUST 31, 2003, 2002 and 2001
                         (Expressed in Canadian Dollars)



                                                      2003             2002             2001
                                                        $                $                $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                               (1,472,642)      (6,566,673)      (5,048,280)
Items not involving cash
    Depreciation, depletion and impairment           1,251,882        6,010,537        5,168,418
    Interest expense                                    60,741           70,630                -
    Write-off of amounts receivable                     19,959                -                -
    Loss on sale of marketable securities               15,527           13,239                -
    Write-down of other assets                               -          258,699                -
    Effect of unrealized foreign exchange gain               -          (24,199)         (39,638)
                                                  ------------     ------------     ------------
                                                      (124,533)        (237,767)          80,500
Decrease (increase) in amounts receivable               (4,223)          26,093          212,692
Decrease (increase) in inventory                             -           70,050          (70,050)
Increase (decrease) in accounts payable
    and accrued liabilities                              9,197          (40,907)         214,064
                                                  ------------     ------------     ------------
                                                      (119,559)        (182,531)         437,206
                                                  ------------     ------------     ------------
FINANCING ACTIVITIES

Issuance of common shares                                    -                -        2,312,560
Advances received (repayment)                         (117,405)               -          553,200
                                                  ------------     ------------     ------------
                                                      (117,405)               -        2,865,760
                                                  ------------     ------------     ------------
INVESTING ACTIVITIES

Other assets                                           114,843           80,019                -
Additions to petroleum interests                      (319,757)         (99,517)      (4,415,135)
Proceeds from sale of marketable securities             30,594          323,821                -
Proceeds from sale of petroleum interests               84,907                -           19,851
                                                  ------------     ------------     ------------
                                                       (89,413)         304,323       (4,395,284)
                                                  ------------     ------------     ------------
INCREASE (DECREASE) IN CASH                           (326,377)         121,792       (1,092,318)

CASH - BEGINNING OF YEAR                               336,182          214,390        1,306,708
                                                  ------------     ------------     ------------
CASH - END OF YEAR                                       9,805          336,182          214,390
                                                  ============     ============     ============


See also Note 12 for supplementary cash flow information.



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001
                         (Expressed in Canadian Dollars)


1.   NATURE OF OPERATIONS, NAME CHANGE AND GOING CONCERN

     The Company is an independent energy company primarily engaged in the acquisition, exploration and development of crude oil and natural gas properties in the United States. As described in Note 4, the Company wrote off the majority of its petroleum and natural gas interests in November 2002, due to the disappointing results at East Lost Hills and regional California. In January 2003, the Company acquired an interest in oil and gas leases in Texas.

     On February 23, 2004, the Company changed it name from Trimark Energy Ltd. to Halo Resources Ltd.

     During the 2003 fiscal year, the Company incurred a net loss of $1,472,642 and, as at August 31, 2003, had accumulated a deficit of $20,482,075. The Company is currently not generating sufficient cash flow from its operations to meet ongoing corporate overhead and to discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt repayment obligations and, in the longer term, the generation of profit and positive cash flow from business operations.

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


2.   CHANGE IN ACCOUNTING POLICY

     During the 2003 fiscal year the Company adopted, on a prospective basis, the provisions of the new Section 3870 "Stock-Based Compensation and Other Stock Based Payments" of the Canadian Institute of Chartered Accountants' Handbook ("Section 3870"). Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Section 3870 recommends that certain stock-based transactions, such as the grant of stock options, be accounted for at fair value. The section is only applicable to transactions that occurred on or after January 1, 2002. During the 2003 fiscal year the Company did not grant any stock options. The adoption of Section 3870 did not have any impact on the Company's financial statements.


3.   ACCOUNTING POLICIES

     Basis of Presentation

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant differences between these principles and those that would be applied under United States generally accepted accounting principles ("US GAAP") are disclosed in Note 11.


                                      F - 7
                                      -57-

                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001
                         (Expressed in Canadian Dollars)


3.   ACCOUNTING POLICIES (continued)

     The consolidated financial statements for the 2002 fiscal year included the accounts of the Company and its wholly-owned subsidiaries, Trimark Resources Inc. ("Trimark Inc."), Safari Petroleum, LLC ("Safari") and TMK Oil & Gas Inc. ("TMK"). As described in Note 4, during the 2003 fiscal year the Company abandoned its net investment in Trimark Inc. Intercompany balances and transactions are eliminated on consolidation.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the period. Actual results may differ from those estimates.

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

                                      F - 8
                                      -58-

                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001
                         (Expressed in Canadian Dollars)


3.   ACCOUNTING POLICIES (continued)

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

     INCOME TAXES

     Income tax liabilities and assets are recognized for the estimated income tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

     EARNINGS (LOSS) PER SHARE

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












                                      F - 9
                                      -59-

                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001
                         (Expressed in Canadian Dollars)


4.   PETROLEUM AND NATURAL GAS INTERESTS


                                                      2003             2002
                                                        $                $
     Evaluated Properties
        Acquisitions and leasehold costs                     -        7,956,252
        Exploration and development costs               87,255        6,863,704
        Gathering facility                                   -          189,604
                                                  ------------     ------------
                                                        87,255       15,009,560
                                                  ------------     ------------
     Unevaluated Properties
        Acquisitions and leasehold costs                     -          554,760
        Exploration costs                                    -           421,091
                                                  ------------     ------------
                                                             -           975,851
                                                  ------------     ------------
                                                        87,255       15,985,411
     Less: accumulated depreciation,
        depletion and impairment                       (11,088)     (14,874,185)
                                                  ------------     ------------
                                                        76,167        1,111,226
                                                  ============     ============

     (a) During the 2003 fiscal year, the Company incurred petroleum expenditures totalling $232,502 on the unsuccessful drilling of a side-track well on the Basil Project. In addition, the Company did not participate in any further funding of exploration activities or holding costs relating to the East Lost Hills Project. On December 2, 2002, the Company received confirmation from the operator of the East Lost Hills Project that it had formally proposed the plugging and abandonment of the ELH #4 and #9 wells. In light of the results and uncertainties of any further activities at East Lost Hills by the joint venture, the Board of Directors of the Company has determined that the Company will no longer provide further funding to Trimark Inc., which holds the Company's East Lost Hills and regional California petroleum interests. Accordingly, the Company has recorded an impairment charge of $1,240,794, representing the Company's remaining net investment in Trimark Inc. Effective November 30, 2002, the Company ceased to record the activities of Trimark Inc.

     (b) During May 2002, the Company, the operator of the East Lost Hills Project and certain other participants in the East Lost Hills joint venture, concluded an agreement on the ongoing evaluation of the ELH #4 and #9 wells, whereby the funding parties assumed all of the unpaid amounts and future costs in completing the evaluation of these wells. In return, they were entitled to recover their costs plus 300% of their costs, from the future production from these wells. Unpaid billings for the ELH #4 and #9 wells at the time of the agreement totalled $613,288, of which $169,385 was billed and had been recorded by the Company as "accounts payable and accrued liabilities" at August 31, 2001. During the 2002 fiscal year the Company reversed $169,385 of "accounts payable and accrued liabilities" with an offsetting credit to "petroleum and natural gas interests".

     (c) In January 2003, the Company earned a 3% working interest in certain oil and gas leases, known as the West Ranch Field, located in Jackson County, Texas by funding a development program on the subject leases. As of August 31, 2003, the West Ranch Field remains the Company's only producing petroleum and natural gas interests.

                                     F - 10
                                      -60-

                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001
                         (Expressed in Canadian Dollars)


4.   PETROLEUM AND NATURAL GAS INTERESTS (continued)

     (d) No write-down was required as a result of the ceiling test performed effective August 31, 2003. During the 2002 fiscal year the Company recorded an impairment of $5,834,318 (2001 - $4,790,379)from the ceiling test performed effective August 31, 2002. The ceiling test is a cost- recovery test and is not intended to result in an estimate of fair market value.


5.   ADVANCES


                                                      2003             2002
                                                        $                $
     Advances, bearing interest at 10%
        per annum, due September 1, 2005 (a)           718,870          775,534

     Advances, non-interest bearing,
        due September 1, 2005 (b)                      300,142                -
                                                  ------------     ------------
                                                     1,019,012          775,534
                                                  ============     ============

     (a) As at August 31, 2003, $582,595 principal and $136,275 accrued interest remain outstanding. Included in this balance is $361,233 owing to Hilton Petroleum Ltd. ("Hilton"), a public company which holds common shares of the Company, and of which certain of its shareholders, officers and directors are also shareholders, officers and directors of the Company. The advances are unsecured.

     (b) Advances have been made to the Company by shareholders and directors of the Company for working capital purposes.


6.   SHARE CAPITAL


     Authorized - unlimited common shares without par value
     Issued and outstanding -

                                            2003                           2002                           2001
                                 ---------------------------    ---------------------------    ---------------------------
                                    Number           $             Number            $            Number           $

     Balance, beginning of year     2,926,859     19,537,102       2,926,859     19,537,102       2,286,492     17,141,542

     Issued during the year
        Private placements                  -              -               -              -         640,367      2,395,560
                                 ------------   ------------    ------------   ------------    ------------   ------------
     Balance, end of year           2,926,859     19,537,102       2,926,859     19,537,102       2,926,859     19,537,102
                                 ============   ============    ============   ============    ============   ============

     (a) The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. The options have a maximum term of ten years.

                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001
                         (Expressed in Canadian Dollars)


6.   SHARE CAPITAL (continued)

          A summary of the Company's options at August 31, 2003 and 2002, and the changes for the fiscal years ending on those dates is presented below:

                                            2003                           2002
                                 ----------------------------   ----------------------------
                                                  Weighted                       Weighted
                                    Number         Average         Number         Average
                                  of Options   Exercise Price    of Options   Exercise Price
                                                     $                              $

          Balance,
            beginning of year         125,000       0.40             226,715       6.44
          Granted                           -                          7,143       0.40
          Cancelled/expired           (32,143)      0.40            (108,858)      1.97
                                 ------------                   ------------
          Balance, end of year         92,857       0.40             125,000       0.40
                                 ============                   ============


          The following table summarizes information about the stock options outstanding and exercisable at August 31, 2003:

                                                        Weighted Average
                                                            Remaining          Weighted Average
          Number of Options      Exercise Price          Contractual Life        Exercise Price

               92,857                $0.40                  0.40 years               $0.40
               ======                =====                  ==========               =====

     (b)  Details of the number of warrants outstanding are as follows:

                                                    2003            2002

          Balance, beginning of year                 468,857         891,867
          Expired                                   (468,857        (423,010)
                                                ------------    ------------
          Balance, end of year                             -         468,857
                                                ============    ============


7.   INCOME TAXES

     As at August 31, 2003, the Company has accumulated non-capital losses for income tax purposes of approximately $1,977,000, expiring from 2004 to 2010, which are available for application against future taxable income, the related benefits of which have not been recognized in these financial statements.


8.   RELATED PARTY TRANSACTIONS

     (a)  During the year  ended  August  31,  2003,  the  Company  was  charged
          $153,064  (2002  -  $185,020;   2001  -  $157,239))  for   management,
          professional, accounting and administrative services provided by companies controlled by current and former officers of the Company. As at August 31, 2003, accounts payable and accrued liabilities include $7,770 (2002 - $67,899) due to these related parties.

                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001
                         (Expressed in Canadian Dollars)


8.   RELATED PARTY TRANSACTIONS (continued)

     (b) During the 2003 fiscal year the former President of the Company repaid the outstanding principal balance of $114,843 and interest income of $2,242 (2002 - $8,831; 2001 - $9,968) to the Company.

     (c) Other related party transactions are disclosed elsewhere in these consolidated financial statements.


9.   SEGMENTED INFORMATION

     As at August 31, 2003, the Company and its subsidiaries operated in one industry segment, the exploration for, and the development and production of crude oil and natural gas. The Company's current petroleum interests are located in the United States and its corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                                       2003
                                   --------------------------------------------
                                   Identifiable                         Net
                                      Assets         Revenues      Income (Loss)
                                         $              $                $

     United States                       80,226          68,800        (967,993)
     Canada                              12,859             424        (504,649)
                                   ------------    ------------    ------------
                                         93,085          69,224      (1,472,642)
                                   ============    ============    ============


                                                       2002
                                   --------------------------------------------
                                   Identifiable                         Net
                                      Assets         Revenues      Income (Loss)
                                         $              $                $

     United States                    1,251,540         139,280      (6,253,150)
     Canada                             379,681          23,497        (313,523)
                                   ------------    ------------    ------------
                                      1,631,221         162,777      (6,566,673)
                                   ============    ============    ============


                                                       2001
                                   --------------------------------------------
                                   Identifiable                         Net
                                      Assets         Revenues      Income (Loss)
                                         $              $                $

     United States                    7,349,920         536,864      (5,544,636)
     Canada                             818,251          98,556         485,356
                                   ------------    ------------    ------------
                                      8,168,171         635,420      (5,048,280)
                                   ============    ============    ============

                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001
                         (Expressed in Canadian Dollars)


10.  FINANCIAL INSTRUMENTS

     (a)  Fair Values

          The fair values of financial instruments at August 31, 2003 and 2002, were estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to August 31, 2003 and 2002 may differ significantly from that presented.

          Fair value approximates the amounts reflected in the financial statements for cash, amounts receivable, accounts payable and accrued liabilities.

          It is not practicable to estimate the fair value of the advances.

     (b)  Credit Risk Management

          The amounts receivable are from various companies operating in the oil and gas industry in the United States and are subject to normal industry credit risks.


11.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES

     (a) The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from US GAAP. The material differences between Canadian and US GAAP, in respect of these consolidated financial statements, are summarized in the tables below.

          Consolidated Statement of Loss

                                                       2003            2002            2001
                                                         $               $               $

          Net loss under Canadian GAAP               (1,472,642)     (6,566,673)     (5,048,280)
          Adjustments for related party
             transactions (i)                                 -       1,928,229         815,793
          Stock-based compensation (iii)                      -         (74,614)       (316,069)
          Other compensation expense (vi)                     -               -        (172,720)
          Additional depreciation, depletion
             and amortization (ix)                         (500)              -               -
                                                   ------------    ------------    ------------
          Net loss under US GAAP                     (1,473,142)     (4,713,058)     (4,721,276)
                                                   ============    ============    ============
          Loss per share under US GAAP                    (0.50)          (1.61)          (1.90)
                                                   ============    ============    ============

                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001
                         (Expressed in Canadian Dollars)


11.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

          Consolidated Balance Sheet

                                                                       2003             2002
                                                                        $                $

          Total assets under Canadian GAAP                               93,085       1,631,221
          Deferred tax asset (iv)                                       780,000       3,662,000
          Less:  Valuation allowance (iv)                              (780,000)     (3,662,000)
          Asset retirement cost (ix)                                      7,400               -
                                                                   ------------    ------------
          Total assets under US GAAP                                    100,485       1,631,221
                                                                   ============    ============

          Total liabilities under Canadian GAAP                       1,038,058       1,103,552
          Asset retirement obligations (ix)                               7,900               -
          Discount on advances (x)                                      (60,028)              -
                                                                   ------------    ------------
          Total liabilities under US GAAP                               985,930       1,103,552
                                                                   ============    ============

          Total shareholders' equity under Canadian GAAP               (944,973)        527,669
          Additional depreciation, depletion and amortization (ix)         (500)              -
          Discount on advances (x)                                       60,028               -
                                                                   ------------    ------------
          Total shareholders' equity under US GAAP                     (885,445)        527,669
                                                                   ============    ============

          (i)     Capital   Contributions   with   Respect  to   Related   Party
                  Transactions

                  During the 1999 fiscal year, the Company acquired and disposed of certain petroleum interests with Hilton for a combination of monetary and non-monetary consideration.

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

                  The net loss under US GAAP for the 2002 and 2001 fiscal years have also been adjusted for the subsequent amortization and impairment charges of these petroleum interest acquisitions costs. There was no impact on the 2003 fiscal year.

                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001
                         (Expressed in Canadian Dollars)

11.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

          (ii)    Ceiling test on petroleum interests

                  US GAAP requires that the net book value of proved petroleum interests not exceed the sum of the present value of estimated future net revenues (determined using current prices of petroleum production less estimated future expenditures to be incurred in developing and producing the proved reserves, discounted at ten percent). This ceiling test was performed effective August 31, 2003 and it was determined that no additional write-down of proved petroleum interests was necessary.

          (iii)   Stock-Based Compensation

                  The Company grants stock options which reserves common shares for issuance to employees and directors. Before the 2003 fiscal year, the issuance of stock options was not recognized for accounting purposes under Canadian GAAP. Under US GAAP, the issuance of stock options requires an assessment to determine stock based compensation. Accordingly, the Company has applied the provisions of Statement of Financial Accounting Standards ("SFAS") 123 Accounting for Stock-Based Compensation to account for and calculate stock- based compensation under US GAAP using the fair value method.

                  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2002 and 2001:

                                                       2002            2001
                                                   ------------    ------------
                  Risk-free interest rate              4.54%       4.81% - 6.47%
                  Expected volatility                   118%            124%
                  Expected lives                      3 years        3 years
                  Expected dividend yield                0%             0%

                  No options were granted during the 2003 fiscal year.

          (iv)    Income Tax

                  Under Canadian GAAP, deferred tax assets relating to the potential benefit of income tax loss carryforwards are not recognized unless there is virtual certainty of realization of the benefit. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be recognized to fully offset the deferred tax asset.

                  As at August 31, 2003, the Company has fully reserved the $780,000 tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined. Of the total tax benefit, $153,000 is attributable to the 2003 fiscal year.

                                     F - 16

                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001
                         (Expressed in Canadian Dollars)

11.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

          (v) Private Placements of Common Stock and Special Warrants with Related Parties

                  US GAAP requires disclosure of private placements conducted by the Company where directors and officers of the Company are participants. During the year ended August 31, 2001, directors, officers and companies controlled by the directors or officers acquired 623,429 shares of the Company, pursuant to private placements conducted by the Company, for cash proceeds of $2,312,560. No private placement transactions were conducted by the Company during the 2003 and 2002 fiscal years.

          (vi)    Private Placements of Common Stock

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

                  Under US GAAP, loss and capital distributions for the year ended August 31, 2003 would increase by $nil (2002 - $nil; 2001 - $172,720) and $nil (2002 - $nil; 2001 - $140,700),
                  respectively, and share capital, as at August 31, 2003 would increase by $961,402 (2002 - $961,402; 2001 - $961,402). There
                  is no net change to shareholders' equity.

          (vii)   Functional Currency

                  The Company's functional currency is the Canadian dollar.

          (viii)  Classification of Intangible Assets

                  In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 142 "Goodwill and Other Intangible
                  Assets" which prescribes accounting for definite and indefinite life intangible assets and goodwill. Intangible assets with a determinable useful life will continue to be amortized over that period. As a consequence of the introduction of SFAS 142, the oil and gas industry is currently discussing the appropriate balance sheet classification of oil and gas mineral rights held by lease or contract. The Company classifies these assets as a component of petroleum and natural gas interests in accordance with its interpretation of SFAS 19 and common industry practice. There is also a view that these mineral rights are intangible assets as defined in SFAS 141 "Business Combinations" and, therefore, should be classified separately on the balance sheet as intangible assets.

                                     F - 17

                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001
                         (Expressed in Canadian Dollars)


11.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

                  The Company did not change or reclassify contractual mineral rights included in petroleum and natural gas interests on the balance sheet upon adoption of SFAS 142. The Company believes its current accounting of such mineral rights as part of oil and gas properties is appropriate under the full cost method of accounting. However, if the accounting for mineral rights held by lease or contract is ultimately changed so that costs associated with mineral rights not held under fee title and pursuant to the guidelines of SFAS 141 are required to be classified as long term intangible assets, then the reclassification would have no impact on the Company's August 31, 2003 balance sheet. Management does not believe the ultimate outcome of this issue will have a significant impact on the Company's cash flows, results of operations or financial condition.

          (ix)    Asset Retirement Obligations

                  The Company adopted SFAS 143 "Asset Retirement Obligations" for US GAAP reporting purposes on September 1, 2003. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires companies to record the present value of obligations associated with the retirement of tangible long-lived assets in the period in which it is incurred. The liability is capitalized as part of the related long-lived asset's carrying amount. Over time, accretion of the liability is recognized as an operating expense and the capitalized cost is depreciated over the expected useful life of the related asset. The Company's asset retirement obligations relate primarily to the plugging, dismantlement, removal, site reclamation and similar activities of its petroleum and natural gas interests. Prior to adoption of SFAS 143, such obligations were accrued ratably over the productive lives of the assets through its depreciation, depletion and amortization of petroleum and natural gas interests without recognizing a separate liability for such amounts.

                  At the time of adoption, total assets increased by $7,500, and total liabilities increased by $7,500. The amounts recognized upon adoption are based upon numerous estimates and assumptions, including future retirement costs, future recoverable quantities of petroleum and natural gas, future inflation rates and the credit-adjusted risk free interest rate. Changes in asset retirement obligations during the year were:
                                                                           $

                  Asset retirement obligations at September 1, 2002           -
                  Liabilities incurred                                    7,500
                  Liabilities settled                                         -
                  Accretion expense (included in depreciation)              400
                                                                       --------
                  Asset retirement obligation at August 31, 2003          7,900
                  Less:  current portion                                      -
                                                                       --------
                  Long-term portion                                       7,900
                                                                       ========

                                     F - 18

                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001
                         (Expressed in Canadian Dollars)


11.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

                  The  Company  will  adopt   Section  3110  "Asset   Retirement
                  Obligations" of the CICA Handbook, which is harmonious with SFAS 143, on September 1, 2004.

          (x)     Imputed Interest on Long-Term Debt

                  US GAAP requires that interest be imputed on debt that does not bear interest. The Company has imputed interest at its estimated incremental borrowing rate of 10%, with an offsetting charge to retained earnings as the debt is held by related parties. The discount will be accreted to earnings over the term to maturity.

     (b)  The  Company's  consolidated  statements  of cash flow  comply with US
          GAAP.

     (c)  New Technical Pronouncements

          In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections." FASB 4 required all gains or losses from extinguishment of debt to be classified as extraordinary items net of income taxes. SFAS 145 requires that gains and losses from extinguishment of debt be evaluated under the provisions of Accounting Principles Board Opinion 30, and be classified as ordinary items unless they are unusual or infrequent or meet the specific criteria for treatment as an extraordinary item. This statement is effective January 1, 2003. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position or results of operations.

          In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF 94-3. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The
          Company does not anticipate that the adoption of this statement will have a material effect on its financial position or results of operations.

          In December 2002, the FASB approved SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement 123". SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for financial statements for fiscal years ending after December 15, 2002. The Company will continue to account for stock-based compensation using the methods detailed in the stock-based compensation accounting policy, and has adopted the disclosure requirement of SFAS 148.

                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2003, 2002 AND 2001
                         (Expressed in Canadian Dollars)

11.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

          In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends certain portions of SFAS 133 and is effective for all contracts entered into or modified after June 30, 2003 on a prospective basis. SFAS 149 is not expected to have a material effect on the results of operations or financial position of the Company since the Company currently has no derivatives or hedging contracts.

          In June 2003, the FASB approved SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 is not expected to have an effect on the Company's financial position.


12.  SUPPLEMENTARY CASH FLOW INFORMATION


    Non-cash investing and financing activities were conducted by the Company as follows:

                                                       2003            2002            2001
                                                         $               $               $

     Operating activities
        Reversal of accounts payable and
           accrued liabilities                                -        (169,385)              -
                                                   ============    ============    ============
     Investing activities
        Reversal of petroleum and natural
           gas interests expenditures                         -         169,385               -
                                                   ============    ============    ============


                                                       2003            2002            2001
                                                         $               $               $

     Interest paid in cash                                    -              -              -
                                                   ============    ============    ============

     Income taxes paid in cash                                -              -              -
                                                   ============    ============    ============

     During fiscal 2003, the Company  recorded  $60,741 (2002 - $70,630;  2001 -
     $nil) of interest expense on advances.










                                                      F - 20