Form 20-F/A
HALO RESOURCES LTD
filed 2005-01-28
CIK 1050807

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 20-F/A
                                 AMENDMENT NO. 1


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

                        Commission file number: 000-30196

                               HALO RESOURCES LTD.


             (Exact name of Registrant as specified in its charter)

                               HALO RESOURCES LTD.


                 (Translation of Registrant's name into English)


                            BRITISH COLUMBIA, CANADA

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  [X]    No   [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  [X]    Item 18   [ ]                                       Page 1 of  7

ITEM 15.  CONTROLS AND PROCEDURES
--------------------------------------------------------------------------------


An evaluation was performed under the supervision and with the participation of the Company's management, including Mr. DeMare, the Company's President, CEO and acting CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act") as of August 31, 2003. Based upon that evaluation, Mr. DeMare, concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms.



During the fiscal year ended August 31, 2003, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.



ITEM 19.  EXHIBITS.
--------------------------------------------------------------------------------



EXHIBIT
NUMBER    DESCRIPTION                                                       PAGE

12.1      Certification of Nick DeMare Pursuant to Rule 13a-14(a)              4

13.1      Certification of Nick DeMare Pursuant to 18 U.S.C. Section 1350      6

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                           HALO RESOURCES LTD.


Dated:  January 27, 2005                   /s/   Nick DeMare
                                           -------------------------------------
                                           Nick DeMare,
                                           President, Chief Executive Officer,
                                           Chief Financial Officer and Director