Form 20-F
HALO RESOURCES LTD
filed 2005-02-04
CIK 1050807

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)
[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       or

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                    FOR THE FISCAL YEAR ENDED AUGUST 31, 2004

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                  9,443,859 COMMON SHARES AS OF AUGUST 31, 2004

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

Item 17 [X]     Item 18  [ ]                                       Page 1 of 156

GENERAL INFORMATION:

UNLESS OTHERWISE INDICATED, ALL REFERENCES HEREIN ARE TO CANADIAN DOLLARS.

                                    GLOSSARY

The following is a glossary of geological terms used in this report:


andesite a fine grained intermediate volcanic rock composed of andesine and one or more mafic constituents.

cm                                    centimeter

diamond drill a type of rotary drill in which the cutting is done by abrasion using diamonds embedded in a matrix rather than by percussion. The drill cuts a core of rock which is recovered in long cylindrical sections.

epithermal                            hydrothermal mineral deposit formed within
                                      about 1 kilometer of the earth's surface and within a temperature range of 50 to 200 degrees centigrade, occurring mainly as veins.

g                                     gram

g/t                                   grams per tonne.

grade the concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low
                                      concentrations    are    involved,     the
                                      concentration  may be given  in grams  per
                                      tonne (g/t) or ounces per ton (oz/t).  The
                                      grade  of an ore  deposit  is  calculated,
                                      often  using   sophisticated   statistical
                                      procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

induced polarization (I.P.) method the method used to measure various electrical responses to the passage of alternating currents of different frequencies through near-surface rocks or to the passage of pulses of electricity.

intrusion                             general  term for a body of  igneous  rock
                                      formed below the surface.

km                                    kilometer

m                                     meters

petrographic                          the  description  and   classification  of
                                      rocks.

porphyry                              rock type with mixed crystal  sizes,  i.e.
                                      containing phenocrysts of one or more minerals.

probable (indicated) reserves         reserves  for  which  quantity  and  grade
                                      and/or    quality   are   computed    from
                                      information   similar  to  that  used  for
                                      proven (measured) reserves,  but the sites
                                      for inspection,  sampling, and measurement
                                      are farther  apart or are  otherwise  less
                                      adequately    spaced.    The   degree   of
                                      assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

proven (measured) reserves            reserves   for  which  (a)   quantity   is
                                      computed  from   dimensions   revealed  in
                                      outcrops,   trenches,  workings  or  drill
                                      holes; grade and/or quality are computed from the results of detailed sampling; and
                                      (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well- established.

pyrite                                iron sulphide

reserves that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

rhyolite a fine-grained extrusive volcanic rock, similar to granite in composition.

shear zone                            where a  fault  affects  a  width  of rock
                                      rather  than being a single  clean  break,
                                      the width of affected  rock is referred to
                                      as  the  shear  zone.   The  term  implies
                                      movement, i.e. shearing.

strike                                the direction of a horizontal  line on the
                                      surface  of  the  bed,  or  other   planar
                                      feature.

tailings                              material   rejected   from  a  mill  after
                                      recoverable valuable minerals have been extracted.

FORWARD LOOKING STATEMENTS

The Company cautions readers regarding forward looking statements found in the following discussion and elsewhere in this annual report and in any other statement made by, or on the behalf of the Company, whether or not in future filings with the Securities Exchange Commission ("SEC"). Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. See "Item 3. Key Information - Risk Factors". These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. The Company disclaims any obligation to update forward looking statements.

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


ITEM 3.  KEY INFORMATION.
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

The selected financial data of the Company for the years ended August 31, 2004, 2003 and 2002, was derived from the consolidated financial statements of the Company which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and audited by D & H Group, independent Chartered Accountants, as indicated in their report which is included elsewhere in this report. The selected financial data set forth for the years ended August 31, 2001 and 2000 are derived from the Company's audited consolidated financial statements, not included herein.

The information in the following table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects".

Reference is made to Note 11 of the Company's consolidated financial statements included herein for a discussion of the material differences between Canadian GAAP and US GAAP, and their effect on the Company's financial statements.

                                                         ($ IN 000, EXCEPT PER SHARE DATA)
                                         ------------------------------------------------------------------
                                                                YEAR ENDED AUGUST 31,
                                         ------------------------------------------------------------------
                                               2004          2003          2002          2001          2000
                                         ----------    ----------    ----------    ----------    ----------

Revenues                                        $82           $69          $163          $635          $398
Production expenses                             $22           $17          $135          $185          $155
Depreciation, depletion and impairment          $10        $1,252        $6,011        $5,168           $78
General and administrative expenses            $184          $177          $242          $330          $462
Stock-based compensation                       $180             -             -             -             -
Net income (loss)                             $(257)      $(1,473)      $(6,567)      $(5,048)        $(297)
Income (loss) per share                      $(0.05)       $(0.50)       $(2.24)       $(2.03)       $(0.14)
Weighted average number of shares             5,654         2,927         2,927         2,480         2,110
Dividends per share                               -             -             -             -             -
Working capital (deficiency)                   $279           $(2)          $77            $6        $1,262
Resource interests                              $76           $76        $1,111        $7,022        $7,795
Other assets                                      -             -          $115          $619          $773
Shareholders' equity                           $355         $(945)         $528        $7,094        $9,830
Capital stock                               $20,914       $19,537       $19,537       $19,537       $17,225
Contributed surplus                            $180             -             -             -             -
Total assets                                   $418           $93        $1,631        $8,168       $10,137


Adjustment to United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from US GAAP. The material differences between Canadian and US GAAP, in respect of these consolidated financial statements, are summarized in the tables below.

Consolidated Statement of Loss

                                                          2004          2003          2002
                                                            $             $             $

Net loss under Canadian GAAP                             (257,022)   (1,472,642)   (6,566,673)
Adjustments for related party transactions (i)                  -             -     1,928,229
Unproven mineral interest expensed (ii)                   (75,906)            -             -
Stock-based compensation (iv)                                   -             -       (74,614)
Other compensation expense (vi)                           (15,503)            -             -
Gain on settlement (vii)                                  (97,207)            -             -
Additional depreciation, depletion
     and amortization (ix)                                      -          (500)            -
                                                       ----------    ----------    ----------
Net loss under US GAAP                                   (445,638)   (1,473,142)   (4,713,058)
                                                       ==========    ==========    ==========
Loss per share under US GAAP                                (0.08)         (0.50)       (1.61)
                                                       ==========    ==========    ==========


Consolidated Balance Sheet

                                                          2004          2003
                                                            $             $

Total assets under Canadian GAAP                          417,581        93,085
Unproven mineral interest expensed (ii)                   (75,906)            -
Deferred tax asset (v)                                    890,000       780,000
Less:  Valuation allowance (v)                           (890,000)     (780,000)
Asset retirement cost (ix)                                      -         7,400
                                                       ----------    ----------
Total assets under US GAAP                                341,675       100,485
                                                       ==========    ==========
Total liabilities under Canadian GAAP                      62,965     1,038,058
Asset retirement obligations (ix)                               -         7,900
Discount on advances (x)                                        -       (60,028)
                                                       ----------    ----------
Total liabilities under US GAAP                            62,965       985,930
                                                       ==========    ==========
Total shareholders' equity under Canadian GAAP            354,616      (944,973)
Unproven mineral interest expensed (ii)                   (75,906)            -
Additional depreciation, depletion and
     amortization (ix)                                          -          (500)
Discount on advances (x)                                        -        60,028
                                                       ----------    ----------
Total shareholders' equity under US GAAP                  278,710      (885,445)
                                                       ==========    ==========

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

         The net loss under US GAAP for the 2002 fiscal year has also been adjusted for the subsequent amortization and impairment charges of these petroleum interest acquisitions costs. There was no impact on the 2003 and 2004 fiscal years.

(ii)     Unproven Mineral Interests

         Unproven mineral interests and deferred exploration costs are accounted for in accordance with Canadian GAAP . The Company has determined for US GAAP purposes to expense the acquisition and exploration costs relating to unproven mineral interests as incurred. In addition, US GAAP requires that exploration costs not be capitalized until a positive feasibility study is completed. The capitalized costs of such claims would then be assessed for impairment, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral claims would be written down to net recoverable value on a discounted cash flow basis.

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

(iv)     Stock-Based Compensation

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

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in the 2002 fiscal year:

                 Risk-free interest rate                       4.54%
                 Expected volatility                            118%
                 Expected lives                               3 years
                 Expected dividend yield                         0%

         No options were granted during the 2003 fiscal year.

         For the 2004 fiscal year, the Company believes that its accounting for stock options complies with SFAS 123.

(v)      Income Tax

         Under Canadian GAAP, deferred tax assets relating to the potential benefit of income tax loss carryforwards are not recognized unless there is virtual certainty of realization of the benefit. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be recognized to fully offset the deferred tax asset.

         As at August 31, 2004, the Company has fully reserved the $890,000 tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined. Of the total tax benefit, $145,000 is attributable to the 2004 fiscal year.

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

         Under US GAAP, loss and capital distributions for the year ended August 31, 2004 would increase by $15,503 (2003 - $nil; 2002 - $nil) and
         $206,497 (2003 - $nil; 2002 - $nil), respectively, and share capital, as at August 31, 2004 would increase by $1,183,402 (2003 - $961,402;
         2002 - $961,402). There is no net change to shareholders' equity.

(vii)    Settlement with Related Parties

         US GAAP requires that gains on settlement of advances with related parties be credited to deficit. There is no net change in shareholders' equity.

(viii)   Functional Currency

         The Company's functional currency is the Canadian dollar.

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

         At the time of adoption, total assets increased by $7,500, and total liabilities increased by $7,500. The amounts recognized upon adoption are based upon numerous estimates and assumptions, including future retirement costs, future recoverable quantities of petroleum and natural gas, future inflation rates and the credit-adjusted risk free interest rate. Changes in asset retirement obligations during the 2004 and 2003 fiscal years were:
                                                       ----------    ----------
                                                          2004          2003
                                                            $             $
                                                       ----------    ----------
         Asset retirement obligations at
              beginning of year                             7,900             -
         Liabilities incurred                                   -         7,500
         Liabilities settled                               (7,900)            -
         Accretion expense (included in depreciation)           -           400
                                                       ----------    ----------
         Asset retirement obligation at end of year             -         7,900
         Less:  current portion                                 -             -
                                                       ----------    ----------
         Long-term portion                                      -         7,900
                                                       ==========    ==========

         The Company will adopt Section 3110 "Asset Retirement Obligations" of the CICA Handbook, which is harmonious with SFAS 143, on September 1, 2004 and had no asset retirements obligations at at August 31, 2004.

(x)      Imputed Interest on Long-Term Debt

         US GAAP requires that interest be imputed on debt that does not bear interest. The Company has imputed interest at its estimated incremental borrowing rate of 10%, with an offsetting charge to retained earnings as the debt is held by related parties.

(xi)     Development Stage Company

         The Company is in the exploration stage and, as of July 1, 2004, is considered a development stage company as defined by SFAS 7. To August 31, 2004, the Company has accumulated a deficit of $166,197 while in the development stage.

The Company's consolidated statements of cash flow comply with US GAAP.

New Accounting Standards

In May 2003, the Financial Accounting Standards Board ("FASB") issued SFAS 150, "ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH
LIABILITIES AND EQUITY", which addresses how to classify and measure certain financial instruments with characteristics of both liabilities (or assets in some circumstances) and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS 150 on July 1, 2003 had no impact on the Company's financial position and results of operations.

In January 2003, the FASB issued Interpretation No. 46 "CONSOLIDATION OF VARIABLE INTEREST ENTITIES" ("FIN 46") (revised December 2003). FIN 46 clarifies the application of Accounting Research Bulletin 51 "CONSOLIDATED FINANCIAL STATEMENTS" to only certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the equity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and the variable interest entities obtained after that date. It applies at the end of the first annual reporting period beginning after June 15, 2003, to variable interests in which an enterprise holds a variable interest which was acquired before February 1, 2003. Adoption of FIN 46 on January 1, 2004 will not materially impact the Company's financial position or results of operations.

A similar guideline has been introduced in Canada, Accounting Guideline 15 "CONSOLIDATION OF VARIABLE INTEREST ENTITIES". This guideline applies to annual and interim periods beginning on or after November 1, 2004. The Company is continuing to evaluate the potential impact of Accounting Guideline 15.

In July 2003, the CICA released Section 1100 "GENERALLY ACCEPTED ACCOUNTING PRINCIPLES". This new section establishes standards for financial reporting in accordance with generally accepted accounting principles. It describes what constitutes Canadian GAAP and its sources, replacing "FINANCIAL STATEMENT CONCEPTS" paragraph 1000.59-61. Also, in July 2003, the CICA released Section 1400, "GENERAL STANDARDS OF FINANCIAL STATEMENT PRESENTATION". This section clarifies what constitutes fair presentation in accordance with Canadian GAAP. Both these sections are effective for fiscal years beginning on or after October 1, 2003 and the Company is currently evaluating their impact.

In December 2004 the FASB issued SFAS 123(r), "SHARE-BASED PAYMENT". This statement requires all entities to recognize compensation expenses in an amount equal to the fair value of share-based payments granted to employees. The Company believes the requirements of SFAS 123(R) are equivalent to CICA 3870 "STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS", which the Company adopted effective September 1, 2002. The Company therefore does not anticipate the adoption of SFAS 123(R) for US financial reporting purposes will have an impact on the Company's financial position and results of operations.

EXCHANGE RATE HISTORY

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one US dollar for the fiscal years ended August 31, 2004, 2003, 2002, 2001 and 2000.

         PERIOD                                         AVERAGE
         -----------------------------------            -------
         September 1, 2003 - August 31, 2004             0.7518
         September 1, 2002 - August 31, 2003             0.6767
         September 1, 2001 - August 31, 2002             0.6355
         September 1, 2000 - August 31, 2001             0.6537
         September 1, 1999 - August 31, 2000             0.6805

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one US dollar for the six-month period ended December 31, 2004.

         MONTH                              HIGH          LOW
         ---------------                   ------        ------
         December 2004                     0.8435        0.8064
         November 2004                     0.8493        0.8155
         October 2004                      0.8201        0.7858
         September 2004                    0.7906        0.7651
         August 2004                       0.7714        0.7506
         July 2004                         0.7694        0.7489

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The noon rate of exchange on January 26, 2005, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.2307 (US$0.8125 = CDN$1.00).

RISK FACTORS

The Company has, in the past, conducted business primarily in the petroleum and natural gas industry. As of the date of this annual report, the Company no longer is active in this industry. The Company has, however, entered into option agreements which will result in the Company conducting mineral exploration activities. See "Item 4. Information on the Company - Principal Properties". The following risk factors apply to the Company's mineral exploration activities.

THE COMPANY HAS LIMITED FINANCIAL RESOURCES AND IF THE COMPANY IS UNABLE TO SECURE ADDITIONAL FUNDING AND/OR IF THE COMPANY'S EXPLORATION PROGRAMS ARE UNSUCCESSFUL, THE COMPANY MAY FAIL.

Mineral exploration involves significant risk and few properties that are explored are ultimately developed into producing mines. Substantial expenditures may be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metals from the ore and to construct the mining and processing facilities at any site chosen for mining. The Company's proposed exploration programs may not result in any commercial mining operation. The Company's interests relates to unproved mineral claims which are without a known body of commercial ore and the proposed programs are an exploratory search for ore. The Company intends to carry out exploration with the objective of establishing an economic body of ore. If the Company's proposed exploration programs are successful, additional funds will be required for the development of an economic ore body and to place it into commercial production. The only sources of future funds presently available to the Company are the sale of equity capital, the exercise of warrants and options or the offering by the Company of an interest in the mineral claim to be earned to another party or parties. If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims and/or may be required to cease operations.

IT IS UNLIKELY THAT ANY OF THE PROPERTY INTERESTS OWNED OR OPTIONED BY THE COMPANY WILL CONTAIN "RESERVES"; THEREFORE, IT IS LIKELY THAT THE FUNDS SPENT BY THE COMPANY ON ITS EXPLORATION ACTIVITIES WILL BE LOST.

All of the Company's property interests are in the exploration stage and do not contain any "reserves", as that term is defined in Industry Guide 7 adopted by the SEC. The term "reserves" is defined in Industry Guide 7 as "that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination." Industry Guide 7 is available from the SEC's website at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Mineral exploration involves significant risk and few properties that are explored are ultimately developed into producing mines. The probability of an individual prospect ever having reserves that meet the requirements of Industry Guide 7 is extremely remote. The Company's property interests, in all probability, do not contain any reserves and any funds spent on exploration of the Company's property interests will probably be lost. If any of the Company's exploration programs are successful, the Company will require additional funds to advance the property beyond the exploration stage. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims and/or may be required to cease all activities.

IF THE COMPANY ISSUES SHARES OR OPTIONS TO ITS OFFICERS, DIRECTORS OR KEY EMPLOYEES, OR IF THE COMPANY OBTAINS FUNDING THROUGH THE SALE OF ADDITIONAL COMMON SHARES, THE SHAREHOLDERS WILL EXPERIENCE DILUTION.

The Company may in the future grant to some or all of its directors, officers, insiders and key employees options to purchase the Company's common shares as non-cash incentives to those employees. Such options may be granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSX Venture Exchange ("TSXV"), when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of then existing shareholders of the Company will be subject to additional dilution.

The Company is currently without a source of revenue and will most likely be required to issue additional shares to settle its debentures, to pay the interest on the preferred stock and/or to redeem or retract the preferred stock if issued on completion of the Duport Property acquisition, finance its activities and, depending on the outcome of its proposed exploration programs, may issue additional shares to finance additional exploration programs on any or all of its projects or to acquire additional properties. The issuance of additional shares will cause the Company's existing shareholders to experience dilution of their ownership interests.

THE PRICE OF THE COMPANY'S COMMON SHARES IS SUBJECT TO MARKET FLUCTUATIONS AND VOLATILITY WHICH MAY NOT BE RELATED TO THE COMPANY'S OPERATIONS AND SUCH FLUCTUATIONS MAY IMPACT THE COMPANY'S ABILITY TO COMPLETE EQUITY FINANCINGS; IF THE COMPANY CANNOT COMPLETE ADDITIONAL EQUITY FINANCINGS, IT MAY NOT BE ABLE TO CONTINUE ITS OPERATIONS.

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly junior natural resources exploration companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares fluctuated from a low of $0.45 to a high of $1.08 during the 12-month period ending December 31, 2004. Continued price fluctuations will have a significant impact on the Company's ability to complete equity financings.

THE COMPANY'S OPERATIONS ARE SUBJECT TO GOVERNMENT REGULATIONS WHICH MAY SUBJECT THE COMPANY TO PENALTIES FOR FAILURE TO COMPLY AND MAY LIMIT THE COMPANY'S ABILITY TO CONDUCT EXPLORATION ACTIVITIES AND COULD CAUSE THE COMPANY TO DELAY OR ABANDON ITS PROJECTS.

Exploration activities are also subject to national and local laws and regulations governing prospecting, taxes, labor standards, occupational health, land use, environmental protection, mine safety, and others which currently or in the future may have a substantial adverse impact on the Company. In order to comply with applicable laws, the Company may be required to make capital expenditures until a particular problem is remedied. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction and delays in the activities of the Company, the extent of which cannot be reasonably predicted. Violators may be required to compensate those suffering loss or damage by reason of their mining activities and may be fined if convicted of an offence under such legislation.

Amendments to current laws, regulations and permits governing activities of mineral exploration companies or more stringent implementation thereof could require increases in exploration expenditures, or require delays in exploration or abandonment of new mineral properties.

The Company's proposed exploration activities may be subject to federal, provincial and local laws and regulations governing the protection of the environment, including laws and regulations relating to air and water quality, waste disposal, and the protection of endangered or threatened species.

The Company may be required to obtain pre-construction environmental and land use review and comply with permitting, control and mitigation requirements of the jurisdictions in which the projects are located. Compliance with these requirements could impose costs on the Company in the future, the materiality of which cannot reasonably be predicted at this time. Any change in the applicable laws or regulations could have an adverse effect on any project in which the Company might have an interest. Also, the Company may require additional permits for its future operations, which may or may not be obtainable on reasonable terms. It is unlikely that the Company will not be able to obtain the required permitting. If the permitting process becomes extended the Company may be required to obtain additional financial resources.

If the Company is unable to obtain the necessary permits, the Company might have to change its planned exploration for such non-permitted properties and/or to seek other joint venture arrangements. If the Company were unable to mitigate the problem, the Company might not be able to proceed with exploration. In this event, the Company might seek to mitigate any losses through sale of the property, prior to abandonment.

EXPLORATION FOR MINERALS ON THE COMPANY'S PROJECTS IS SUBJECT TO SIGNIFICANT RISKS WHICH COULD INCREASE THE COSTS OF EXPLORATION AND COULD CAUSE THE COMPANY TO DELAY OR ABANDON ITS PROJECTS.

The Company's projects are without a known ore body of commercial ore and its proposed programs are exploratory in nature. Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. The long-term profitability of the Company's activities will be, in part, directly related to the cost and success of its proposed exploration programs, which may be affected by a number of factors beyond the Company's control.

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration for gold (also "Au"), and other metals, any of which could result in work stoppages, damage to property, and possible environmental damage.

The Company will rely upon consultants and others for exploration expertise. If any of the Company's option interests merit development, substantial expenditures will be required to advance the project beyond the exploration stage. The Company may not discover minerals in sufficient quantities to justify commercial operations and the Company may not be able to obtain the funds required for its activities on a timely basis. The economics of exploring for gold, silver and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

BECAUSE THE COMPANY IS SUBJECT TO COMPLIANCE WITH GOVERNMENTAL REGULATION, THE COST OF ITS PROPOSED EXPLORATION PROGRAMS MAY INCREASE, WHICH MAY CAUSE THE COMPANY TO HAVE TO ABANDON SUCH PROGRAMS.

The Company's activities will be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

THE COMPANY MAY INCUR LIABILITY FOR CERTAIN RISKS AGAINST WHICH THE COMPANY DOES NOT HAVE INSURANCE, WHICH COULD REDUCE OR ELIMINATE ANY FUTURE PROFITABILITY AND NEGATIVELY IMPACT THE PRICE OF THE COMPANY'S SHARES.

In the course of exploration of mineral concessions, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. The Company currently does not have any insurance coverage on its mineral option interests.

THE COMPANY (OR THE OPTIONOR OF THE PROPERTY) MAY NOT HAVE PROPER TITLE TO ITS PROPERTIES AND, AS A RESULT, THE COMPANY MAY INCUR SIGNIFICANT EXPENSES TO OBTAIN PROPER TITLE, OR MAY HAVE TO ABANDON ANY SUCH PROPERTIES.

The Company has under option, unpatented and patented mining claims, mineral claims or concessions which constitute the Company's property holdings. The ownership and validity of unpatented mining claims and concessions are often uncertain and may be contested.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm that it has acquired, or can acquire upon exercise of any option, satisfactory title to the properties but does not intend to obtain title insurance with respect to such properties. The possibility exists that title to one or more of the concessions in which the Company has an interest, particularly title to undeveloped claims, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions.

The boundaries of some of the Company's property interests have not been surveyed and, therefore, the precise location and area of these mining properties may be in doubt. The Company is not aware of challenges to the location or area of the unpatented mining claims in which the Company has acquired an interest.

IF THE COMPANY IS UNABLE TO EFFECTIVELY COMPETE AGAINST OTHER COMPANIES, OR IF THE COMPANY CANNOT MARKET ANY MINERALS DISCOVERED ON THE PROPERTIES IN WHICH THE COMPANY HAS AN INTEREST, THE COMPANY MAY HAVE TO CEASE OPERATIONS.

The mineral industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Factors beyond the control of the Company may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or losing its investment capital.

CONFLICTS OF INTEREST MAY ARISE AMONG THE MEMBERS OF OUR BOARD OF DIRECTORS AND SUCH CONFLICTS MAY CAUSE THE COMPANY TO ENTER INTO TRANSACTIONS ON TERMS WHICH ARE NOT BENEFICIAL TO THE COMPANY.

Several of the Company's directors are also directors, officers or shareholders of other companies. Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the BUSINESS CORPORATIONS ACT (British Columbia) (the "BCBCA"). The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they many have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director. In order to avoid the possible conflict of interest which may arise between the directors' duties to the Company and their duties to the other companies on whose boards they serve, the directors and officers of the Company have agreed to the following:

1. participation in other business ventures offered to the directors will be allocated between the various companies and on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate;

2. no commissions or other extraordinary consideration will be paid to such directors and officers; and

3. business opportunities formulated by or through other companies in which the directors and officers are involved will not be offered to the Company except on the same or better terms than the basis on which they are offered to third party participants.

See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest". As of the date of this annual report all material conflicts of interests which have arisen since September 1, 2003, have been described in "Item 7. Major Shareholders and Related Party Transactions."

If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter, and the minutes of the meeting will reflect such disclosure and abstention from voting. In determining whether or not the Company will participate in any project or opportunity, the board of directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

THE PRICES OF METALS FLUCTUATE IN THE MARKET AND SUCH FLUCTUATIONS COULD NEGATIVELY IMPACT THE COMPANY'S ABILITY TO RAISE FUNDING AND MAY CAUSE CERTAIN ACTIVITIES TO BECOME UNECONOMIC.

Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major mineral producing regions. Variations in the market prices of metals may impact on the Company's ability to raise funding to conduct exploration of its properties. In addition, any significant fluctuations in metal prices will impact on the Company's decision to accelerate or reduce its proposed exploration activities.

THE COMPANY DOES NOT PAY DIVIDENDS ON ITS COMMON SHARES; THEREFORE, INVESTORS SEEKING DIVIDEND INCOME SHOULD NOT PURCHASE THE COMMON SHARES.

The Company has never declared or paid cash dividends on its common shares and does not anticipate doing so in the foreseeable future. Additionally, the determination as to the declaration of dividends is within the discretion of the Company's Board of Directors, which may never declare cash dividends on the Company's common stock. Investors cannot expect to receive a dividend on the Company's common shares in the foreseeable future, if at all.

THE COMPANY IS DEPENDENT UPON ITS MANAGEMENT AND THE LOSS OF ANY OF ITS MANAGEMENT AND/OR IF THE COMPANY IS UNABLE TO RECRUIT ADDITIONAL MANAGERS COULD NEGATIVELY IMPACT THE COMPANY'S ABILITY TO CONTINUE ITS OPERATIONS.

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its key officers, Mr. Nick DeMare, a director and the President, Chief Executive Officer and Chief Financial Officer of the Company and Mr. Marc Cernovitch, the Vice-President, Corporate Development of the Company and a nominee for election as a director at the Company's upcoming annual general meeting. In addition the Company has engaged Mr. Tom Healy, M.Sc.,P. Eng. as the acting Vice-President of Operations. The loss of services of either Messrs. DeMare, Cernovitch or Healy could have a material adverse effect on the Company. The Company has not obtained key-man life insurance on any of its officers or directors. The Company's ability to recruit and retain highly qualified management personnel is critical to its success; if it is unable to do so this may materially affect the Company's financial performance.

THE MAJORITY OF THE COMPANY'S CURRENT CORPORATE OPERATIONS ARE PERFORMED BY OTHER THAN COMPANY PERSONNEL AND IF SUCH PERSONNEL ARE NOT AVAILABLE IN THE FUTURE, THE COMPANY MAY INCUR SIGNIFICANT EXPENSES TO FIND SUITABLE REPLACEMENTS AND/OR TO HIRE OTHER PERSONNEL.

Corporate accounting, management and administration are provided, in part, by Chase Management Ltd. ("Chase"), a company owned by Mr. Nick DeMare, a director and the President, Chief Executive Officer and Chief Financial Officer of the Company. In the event the Company needs to employ additional personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company operates. There can be no assurance, however, that such personnel will be available in the future. In addition, it cannot be predicted whether the labour staffing at any of the Company's projects will be unionized, which may result in potentially higher operating costs.

THE COMPANY'S SHARES ARE SUBJECT TO THE SEC'S PENNY STOCK RULES, WHICH MAY RESTRICT THE ABILITY OF BROKERS TO SELL THE COMPANY'S COMMON STOCK AND MAY REDUCE THE SECONDARY MARKET FOR THE COMMON STOCK.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stock". Generally, penny stocks are equity securities with a price of less than US $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). If the Company's shares are traded for less than US $5 per share, as they currently are, the shares will be subject to the SEC's penny stock rules unless (1) the Company's net tangible assets exceed US $5,000,000 during the Company's first three years of continuous operations or US $2,000,000 after the Company's first three years of continuous operations; or (2) the Company has had average revenue of at least US $6,000,000 for the last three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Since the Company's shares are traded for less than US $5.00 per share, the Company's common stock is subject to the penny stock rules. Therefore, the holders of the common stock may find it difficult to sell the common stock of the Company. These rules may restrict the ability of brokers to sell the common stock and may reduce the secondary market for the common stock. A limited secondary market may result in a decrease in the value of the shares and/or a partial or total loss of an investor's investment.

THE COMPANY AND/OR ITS SUBSIDIARIES (IF ANY) MAY BE DEEMED TO BE A "PASSIVE FOREIGN INVESTMENT COMPANY" FOR U.S. TAX PURPOSES WHICH COULD SUBJECT U.S. SHAREHOLDERS TO INCREASED TAX LIABILITY.

The Company and/or its subsidiaries may be deemed to be a "Passive Foreign Investment Company". See "Item 10. Additional Information - Taxation." If the Company or any of its subsidiaries is deemed to be a Passive Foreign Investment Company, a United States holder of the Company's common shares would be required to pay an interest charge together with tax calculated at maximum tax rates on certain "excess distributions" (defined to include certain dividends from a Passive Foreign Investment Company and any gain on the sale of stock of a Passive Foreign Investment Company) unless such holder made an election either to (1) include in his or her taxable income his or her pro rata share of the Passive Foreign Investment Company's ordinary earnings and net capital gains under the Qualified Electing Fund rules or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Internal Revenue Code of 1986, as amended. The elections require certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply.

THIS ANNUAL REPORT CONTAINS STATEMENTS ABOUT FUTURE EVENTS AND RESULTS WHICH MAY NOT BE ACCURATE.

Statements contained in this annual report that are not historical facts are forward-looking statements that involve risks and uncertainties. Such statements may not prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of results and geology, results of pre-feasibility and feasibility studies, recovery, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in production, delays in exploration activities, the inherent uncertainty of production fluctuations and failure to obtain adequate financing on a timely basis.

INVESTORS IN THE UNITED STATES MAY NOT BE ABLE TO ENFORCE THEIR CIVIL LIABILITIES AGAINST THE COMPANY OR ITS DIRECTORS AND OFFICERS.

It may be difficult to bring and enforce suits against the Company. The Company is a corporation domiciled in British Columbia. None of the Company's directors and officers are residents of the United States, and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for U.S. holders of the Company's common shares to effect service of process on these persons within the United States or to enforce judgements obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company or its officers and directors. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company, its officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company, its officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except, for example:

         a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

         b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

         c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

         d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

         e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

         f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

         g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.


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

On March 29, 2004, the British Columbia legislature enacted the BCBCA and repealed the BC Company Act. At the Company's special meeting of shareholders held on November 2, 2004, the Company received shareholder approval to continue its corporate jurisdiction into British Columbia under the BCBCA. See "Item 10. Additional Information - Memorandum and Articles of Association". Effective November 16, 2004, the Company changed its domicile through continuation from the Yukon Territory to British Columbia under the BCBCA.

The Company's common shares are listed for trading on the TSXV, which classifies listed companies into two different tiers based on standards, which include historical financial performance, stage of development, and financial resources of the listed company. Tier 1 is the TSXV's premier tier and is reserved for the TSXV's most advanced issuers with the most significant financial resources. Tier 1 issuers benefit from decreased filing requirements and improved service standards. The majority of the companies listed on the TSXV are Tier 2 companies. The Company trades on the TSXV under the symbol "HLO" and is classified as a Tier 2 company.

Effective August 7, 2000, the Company's common stock was listed for quotation on the Over-the-Counter Bulletin Board (the "OTC Bulletin Board") operated by the National Association of Securities Dealers, where it currently trades under the symbol "HLOSF.OB".

The Company's  registered and principal business office is located at Suite 1305
- 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7. The contact person is Nick DeMare, President. The telephone number is (604) 685-9316 and the facsimile number is (604) 683-1585. The Company does not have a registered agent in the United States.

BUSINESS OVERVIEW

Beginning October 1990, the Company was active in the business of acquiring, exploring and developing oil and gas prospects in the United States. Over the past years the Company's main focus were its interests in the East Lost Hills
Joint  Venture  and  the  San  Joaquin  Joint   Venture.   These  ventures  were
unsuccessful and the Company ceased participation in these activities in February 2002. During fiscal 2002, the Company also participated in the drilling of an exploratory well in regional California. A side-track well was subsequently drilled and determined to be uneconomic. The well was plugged and abandoned in September 2002.

Effective March 1, 2004, the Company sold its remaining interests in certain oil and gas leases in the West Ranch Field. The Company no longer holds any oil and gas interests, nor is it conducting any further activities in the oil and gas industry.

On July 5, 2004, the Company entered into an agreement to acquire a 100% interest in the Duport Property. On November 12, 2004, the Company entered into an option agreement to earn a 50% interest in the Bachelor Lake Property. See "Item 4. Information on the Company - Principal Properties".

On December 24, 2004 the Company completed a brokered private placement of 7,016,481 common shares for $6,398,304 cash proceeds.

DISPOSITIONS

During fiscal 2004, the Company sold its 3% working interest in the West Ranch Field for $78,630. On August 31, 2004, the Company formally abandoned its investments in its wholly-owned subsidiaries, Safari Petroleum LLC ("Safari") and TMK Oil and Gas Inc. ("TMK"). Both of these companies were inactive at the time of abandonment.

During fiscal 2003, the Company wrote-off its net investment in its wholly-owned subsidiary, Trimark Resources Inc. ("Trimark Inc."), which held substantially all of the Company's petroleum and natural gas interests at that time. Accordingly, it recorded a net charge of $1,240,794 for depreciation, depletion and impairment to reflect the abandonment of Trimark Inc.

No dispositions occurred in fiscal 2002.

EXPLORATION EXPENDITURES

During fiscal 2004, the Company incurred $75,906 for mineral property acquisition costs and $23,935 for development of petroleum interests. During fiscal 2003 and 2002, the Company incurred $319,757 and $99,517 respectively, on the acquisition, exploration and development of its petroleum interests.

No mineral property acquisitions or exploration expenditures were made in fiscal 2003 or 2002.

2005 EXPLORATION BUDGET

As of the date of this annual report, the Company anticipates that it will undertake a Phase I exploration program on its Duport Property. This program will comprise a geophysical survey followed by preliminary diamond drilling. Management believes the cost of the Phase I program will be approximately $650,000. Subject to the results from Phase I, the Company plans a Phase II follow-up exploration program of fill-in drilling and scoping study at an estimated budget of $1.6 million. The Company will also be proceeding with the assumption of the de-watering of old workings of the Bachelor Lake Property and once completed to implement an underground drill program. The cost for these activities is estimated to be $3.2 million. Financing of the exploration activities will be provided from existing working capital.

SALES AND REVENUE DISTRIBUTION

As of the date of this annual report, the Company has not generated any revenues from its mineral properties.

The Company's share of petroleum, natural gas and natural gas liquids produced from its wells was sold to a variety of purchasers at the wellhead in the United States. All of its sales were conducted with unaffiliated customers. These purchasers provided a ready market for all of the Company's production and paid the local market price, which fluctuated based upon prevailing market conditions. Due to the number of purchasers in each area, the loss of one or a number of purchasers did not pose a significant risk to the continuity of the Company's operations. During fiscal 2004, the Company sold its remaining interest in oil and natural gas properties. As of the date of this annual report, the Company does not generate any petroleum, natural gas and natural gas liquids revenue.

Total revenues, interest and other income reported for fiscal 2004, 2003 and 2002, were as follows:

                                                       ($ IN 000)
                                         --------------------------------------
                                                  YEARS ENDED AUGUST 31,
                                         --------------------------------------
                                            2004          2003          2002

Petroleum and Natural Gas Sales
     - United States                     $       81    $       45    $      126
                                         ----------    ----------    ----------
Interest and Other Income
     - United States                              -            23            14
     - Canada                                     1             1            23
                                         ----------    ----------    ----------
                                                  1            24            37
                                         ----------    ----------    ----------
Total Revenue,Interest and Other Income  $       82    $       69    $      163
                                         ==========    ==========    ==========

PRINCIPAL PROPERTIES

DUPORT PROPERTY, ONTARIO

[MAP 1 - Map of Ontario from Roscoe Postle Associates Inc. indicating the location of the Duport Property, with a close-up inset map showing the location of the Duport Property in relationship to the city of Kenora and Lake of the Woods taken from the November 8, 2004 report by Graham G. Clow, P.Eng. and Wayne
W. Valliant, P.Geo., entitled the "Technical Report on the Duport Property, Northwestern Ontario, Canada"]

Property Agreements

Pursuant to a letter of intent dated July 5, 2004 (the "LOI") between the Company and The Sheridan Platinum Group Ltd. and Pat Sheridan (the "Vendors"), the Company agreed to purchase a 100% interest in the Duport Property (the "Duport Property") located near Kenora, Ontario (the "Acquisition"), subject to regulatory approval and certain other conditions. The Vendors are at arm's length to the Company.

Pursuant to the LOI, the Company has the right to acquire the Duport Property by paying $250,000 cash and issuing one million common shares and $8 million in Series 1 preferred shares of the Company.

The Series 1 preferred shares will have a term of five years and have an aggregate annual dividend requirement of $50,000 in years one and two and at 4% thereafter. The Series 1 preferred shares are non-voting (unless the Company is in default on the payment of dividends and the dividends remain unpaid for a period of 60 days), non-convertible and can be redeemed by the Company. In order to redeem the Series 1 preferred shares, the Company may at any time on or before the end of the term of the Series 1 preferred shares:

(i) make a payment (in cash or common shares) of $8 million plus a $400,000 bonus, together with any accrued and unpaid dividends; or

(ii) provided the dividends payable pursuant to the terms of the Series 1 preferred shares have been paid to date, the Company may return the Duport Property to the vendors.

If the Series 1 preferred shares have not been redeemed the Company will retract the Series 1 preferred shares by paying the holders $8 million plus accrued unpaid dividends in cash or common shares of the Company. See "Item 10. Additional Information - Description of Authorized Shares - Preferred Shares".

The Company has also agreed to pay a 2.5% net smelter return royalty ("NSR") on the first 1.5 million ounces of gold produced and a 5% NSR on the excess. The Company will have the right to buy back a portion of the NSR.

Completion of the acquisition of the Duport Property is subject to normal closing conditions including receipt of final regulatory approvals.

Description of the Duport Property

The following discussion is based on a geological report written for the Company. The "Technical Report on the Duport Property, Northwestern Ontario, Canada" (the "Duport Report") was written by Graham G. Clow, P.Eng. and Wayne W. Valliant, P.Geo., of Roscoe Postle Associates Inc., on October 12, 2004. The Duport Report is available on the SEDAR website, www.sedar.com.

Property Description and Location

The  Duport  Property  is  located  on  Stevens  Island  in Shoal  Lake,  on the
Ontario-Manitoba  border,  45 km southwest of the town of Kenora,  Ontario.  The
Duport Property consists of 85 mineral claims over an area of approximately 3,250 hectares ("ha") and is currently owned by The Sheridan Platinum Group Ltd.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Duport Property is accessed from Kenora, Ontario, west along the Trans-Canada Highway #17, a distance of 40 km, south by gravel road for 14 km and then 8 km by boat. The Duport Property may also be reached by float equipped aircraft.

The Shoal Lake area terrain is generally flat with numerous low rolling hills which are typical of glaciated Pre-Cambrian Shield areas. Overburden is thin and rock outcrop is abundant. The area is covered with growths of white spruce, balsam, white birch, and aspen. Ground cover varies according to slope and soil buildup. Cedar is abundant along the shorelines.

There is currently no permanent source of power on the Duport Property. It is anticipated that diesel power generation will be utilized during exploration and development until such time as it is economic to tie into the provincial power grid.

There are several old buildings on the Duport Property including an old staff house and a maintenance shop that was used during the construction of the underground exploration development. Some minor infrastructure such as pipelines, sedimentation ponds and sewage fields are also present.

The Shoal Lake area experiences long, cold winters and warm, humid summers. Mean daily temperatures range from -17.8(0)C in January to 19.6(0)C in July. Winter temperatures (December-February) range from -14.1(0)C to -17.8(0)C, with minimum mean daily temperatures occurring in January (-22.7(0)C). Average summer temperatures (June-August) range from 16(0)C to 20(0)C, with maximum mean daily temperatures reaching 24.7(0)C in July. Extremes of -43.9(0)C in January and 35.8(0)C in July have been recorded in Kenora. Total annual precipitation averages 632 mm of which 473 mm falls as rain and the remaining 159 mm (water equivalent) as snow. Snowfall occurs mostly from November to March.

There are two First Nations communities with land holdings and residents on Shoal Lake - Iskutewisakaygun #39 Independent First Nation and Shoal Lake #40 First Nation. In addition to the resident First Nations, two other First Nations have land holdings on Shoal Lake but do not reside there.

Since the early part of the 20th century, Shoal Lake has been the source of drinking water for the city of Winnipeg. Water flows by gravity through a 2.2 m diameter pipeline at the western edge of the lake, traveling approximately 160 km to the city distribution system. Lake of the Woods and Shoal Lake both support extensive multi-season cottage development. Recreational fishing and hunting are popular in the area. Commercial fishing on Shoal Lake has been largely suspended to protect walleye populations. Only two active commercial fishing licenses remain, both held by First Nations #39 and #40.

Exploration and Development History

Exploration and mining activities have been carried out on the Duport Property at various times since 1897. The original discovery of a gold bearing sulphide zone was made on Cameron Island, where a small exploratory inclined shaft was sunk in 1899.

Limited bulk sampling and mining by the Duport Mining Company produced 1,100 tonnes of material, which was shipped to smelters at Tacoma, Washington and Flin Flon, Manitoba for processing during the period 1934-1936.

Matachewan Consolidated Mines Ltd., (1950) and Westfield Minerals Ltd. (1965) extended the known gold bearing zone both laterally and vertically by diamond drilling.

Consolidated Professor Mines Ltd. ("CPM") obtained an option on the Duport Property in 1973 and carried out an initial program of exploration and sampling. CPM acquired a 100% interest in the Duport Property by amalgamating with Duport Mining Company in 1981. During joint venture arrangements with Selco Inc. in 1982 and with Union Carbide Company from 1983-1985, drilling and underground exploration took place from a new 1,100 m underground decline on Stevens Island. The program confirmed the presence of a mineral resource and led to the extension of known geological structures along strike to the northeast and southwest.

CPM continued underground development on the Duport Property during 1986 and 1987 with a program to further define the extent of the gold bearing horizon. The program included extending the existing decline to a vertical depth of 200 m, and diamond drilling, to establish continuity of the gold bearing horizon to 500 m below surface. Three raises were driven in ore and a 90 tonne bulk sample was mined and shipped to Lakefield Research for pilot plant metallurgical testing. In all, CPM completed approximately 3,000 m of underground development and more than 60,000 m of drilling. Based on the resultant resource estimate and metallurgical work, CPM commissioned an independent engineering firm to conduct a feasibility study in 1988. The study included the following key components:

         -    mining rate, average grade
         -    mine life
         -    method, backfill
         -    process
         -    capital
         -    operating cost
         -    conclusion

During the time the study was being prepared, CPM commenced the formal permitting process. The most important aspect of the potential environmental impact of proposed mine development is its location on Shoal Lake. Shoal Lake is the source of drinking water for the city of Winnipeg, Manitoba, and is also the location of two First Nations communities and a number of seasonal cottages. CPM recognized very early during its ownership of the Duport Property that environmental concerns regarding development and operation of the property were important. Between 1979 and 1988, CPM collected baseline environmental data and commissioned outside consultants to study the issues
and  prepare  an   environmental   impact  study.   The  design  for  plant  and
infrastructure was intended to mitigate any environmental effects of the operation.

Despite the fact that the technical aspects of the environmental management plan were relatively straightforward, the Duport Property received considerable scrutiny from the local cottagers and, eventually, the City of Winnipeg and the Province of Manitoba. The public perceptions were such that in 1989 the Ontario permitting process was stopped and the Duport Property was designated for review under the Canadian Environmental Assessment Act. From 1989 to 1993, essentially no activity took place on any aspect of the Duport Property.

Commencing in 1993, CPM reactivated the environmental aspects of the Duport Property with the objective of restarting the approval process. As a first step, the property development plan was significantly revised from the feasibility study in that all processing was moved to a location outside the Shoal Lake watershed. Ore was to be mined on Stevens Island and hauled by truck to the proposed plant site approximately 10 km away on the mainland. Two processing options were considered - production of concentrate at the plant followed by gold recovery at Placer Dome's Campbell Mine in Red Lake, and production of gold at the plant. The former option had the advantage of eliminating the use of cyanide in the Shoal Lake area. No physical work was carried out on the Duport Property during this time other than environmental baseline work and minor fieldwork in support of the revised property development plan.

During this time, CPM re-established a working relationship with the two First Nations on Shoal Lake. An extensive program of community relations was carried out including workshops and public consultation sessions in the communities. Impact and Benefit Agreements were signed with both communities. CPM also implemented a buyout program with affected cottagers on Shoal Lake. Outside the area, CPM carried out extensive consultations with key officials at the City of Winnipeg, the Provinces of Manitoba and Ontario, and the federal government in order to describe the revised project and to establish the process for formal environmental approval.

In 1996, Royal Oak Mines Inc. ("ROM") made a successful takeover bid for all the shares of CPM, whereupon CPM became a wholly owned subsidiary of ROM. ROM updated the CPM work and initiated an internal feasibility study based on the revised development plan instituted by CPM previously, but rather than using the Campbell Red Lake option, concentrate was to be railed to the ROM plant in Timmins, Ontario, where it would be treated using a bio- oxidation process. ROM did not carry out any physical work on the site other than a limited diamond drilling program during 1996-1997. In 1997, ROM filed for bankruptcy and the Duport Property became inactive. The current owners acquired the Duport Property from the bankruptcy.

Diamond Drilling and Underground Development

Prior to 1983 underground development consisted of approximately 104 m of shaft and winzes and 664 m of lateral development. From 1984 to 1987 inclusive a 1,360 m decline was completed as well as 1,463 m of lateral development and 112 m of raising. The following table summarizes the work.

                     Underground Development Summary
                ---------------------------------------
                Type                             Meters
                ------                           ------
                Ramp                              1,360
                Levels                            2,127
                Raises                              112
                Shafts                              104

Regional Geology

The Shoal Lake area is underlain by Precambrian (Archean) volcanic and sedimentary rocks, which are part of a broad greenstone belt striking in a general east-west direction across the northern end of the Lake of the Woods district. It extends for a distance of several hundreds of kilometers from Savant Lake to the east to beyond the Manitoba border to the west. Stocks and dykes of acid and basic rocks intrude these older rocks.

Local Geology

In the northern part of the Shoal Lake area there are two principal granodiorite intrusives, identified as the Canoe Lake and Snowshoe Bay stocks, each several kilometers in diameter, separated by a northeasterly trending volcanic series some seven kilometers wide. The series includes steeply dipping felsic to ultramafic flows and fragmentals, tops facing west, minor clastic sediments, and sulphide facies iron formations. Also present are coarse anorthosites, gabbros, diorites and quartz-diorites, some of which may represent volcanic flows. Within this extrusive-intrusive assemblage are irregular dykes and/or sills of quartz-feldspar porphyry, quartz diorite, and lamprophyre. All the rock types have been exposed to regional and local dynamic and thermal metamorphism, which has altered the intermediate, mafic, and ultramafic lavas to the greenschist and /or amphibolite facies.

The deposit lies within a northeast trending band of mafic volcanics flanked to the northwest and southeast by a sequence of intermediate to felsic volcanics and related volcanoclastic sediments, which may be correlated through folding. The Cameron Island volcanic sequence forms the west limb of one of a number of relatively small anticlines whose axes strike northeast. The core of the anticline is the Stevens Island anorthosite-diorite complex. A major zone of deformation, which hosts the Duport deposit, follows the same general strike and is characterized by strongly developed foliation or fracturing.

Property Geology

The predominant rock types on Cameron and Stevens Islands and the mine area are andesites, amphibilites, tholeiitic and komatiitic basalts and porphyritic basalts, talc-chlorite schist and narrow sheared horizons of felsic and intermediate tuffs and interflow material with buff colored cherty sections. Dykes and sills of various thicknesses are comprised of feldspar porphyry, quartz feldspar porphyry, quartz diorite, diorite, and lamprophyre. The dykes and sills cut, separate, or replace the gold-bearing mineralized horizons.

Gold mineralization stakes N30 (degree)E and dips steeply (65-75 (degree)) west. Grade thickness contours of the Main Zone indicate the mineralization plunges north at about (30 (degree)). However, within the mineralization there appears to be several local areas that plunge 45 (degree) to 75 (degree) south.

The mineralization extends over a drill indicated strike length of 1,200 m and is associated with highly sheared, narrow, thinly bedded, conformable felsic and intermediate tuffs and cherty units that contain sulphide mineralization, generally in the range of 5-10%. These mineralized tuffs are identified as the Main Zone and the parallel East Zone, plus a number of en-echelon and parallel associated units in the hangingwall and footwall of each of these principal horizons. The Main Zone is between massive chloritic and amphibolitic basalts while the North Main Zone is at the contact between basaltic flows and amphibolites, or within the amphibolites further north. The East Zone is hosted by intensely sheared ultramafics altered to talc schists. The favorable tuffs range in thickness from one to ten meters and dip steeply west. Talc schist occurs in two prominent zones of shearing and alteration, which parallel the footwall of both the Main and East Zones over widths of up to twenty meters. The schist below the East Zone footwall has an average thickness of eight meters and is more persistent than the Main Zone schist.

The principal Duport gold zones are sheared, fractured, narrow, and often highly silicified felsic and intermediate tuffs and/or interflow material which has recognizable cherty sections and sulphide mineralization consisting of pyrite, arsenopyrite, and lesser amounts of pyrrhotite. Less frequently, gold occurs in association with sulphides within thick sections of felsite, close to or within the gold-bearing tuff units. The mineralized horizons are persistent along strike and down dip although they may change mineralogically, including variation gold and sulphide content. The horizons are frequently separated or split into several narrower units by the intercalation of narrow sheared chloritized and silicified basalt sections. These separated gold bearing lenses often exhibit an en-echelon configuration. Also felsite dykes occasionally cut the mineralized horizon at a low angle. These and other minor variable characteristics often make correlation problematic.

Numerous faults cut and occasionally displace the mineralized horizon.

Deposit Types

The deposit is related to an epigenetic, hydrothermal system likely hosted by a sheared lithologic contact.

Mineralization

Gold occurs within sheared, fractured, narrow often highly silicified felsic and intermediate tuffaceous interflow rocks which have recognizable cherty looking sections and sulphide mineralization consisting of pyrite, arsenopyrite and minor pyrrhotite and chalcopyrite. The mineralization often exhibits a banded or laminated appearance, which parallels the tuff pseudo-bedding and shearing. The gold grade is proportional to the percentage of arsenopyrite and associated pyrite, the degree of silicification and to a lesser extent the incidence of mariposite. A combination of arsenopyrite with one or both of these secondary conditions usually results in high grade intersection, while the lack of arsenopyrite usually indicates negligible gold.

Petrographic  work indicates that gold is usually found as discrete grains up to
0.05 mm in diameter and associated with arsenopyrite, pyrite and quartz veining or flooding.

Exploration

There has been no recent exploration on the Duport Property.

Drilling

There has been no recent drilling on the Duport Property.

Sample Preparation and Analyses and Security

There has been no recent sampling on the Duport Property.

Mineral Processing and Metallurgical Testing

Gold in the Duport Property deposit occurs both as fine grains of free gold and in association with grains of arsenopyrite and pyrite. Previous owners of the Duport Property conducted a program of bench testing and a pilot plant at Lakefield Research, Lakefield, Ontario, to determine the optimum method for concentration of the arsenical gold deposit. The gold is considered to be refractory and testwork demonstrated that oxidation of the arsenopyrite would be necessary for optimum gold extraction. Based on the foregoing testwork, a feasibility study obtained by previous owners recommended a flowsheet including crushing, grinding, gravity gold separation, bulk flotation, pressure oxidation, cyanidation of the oxidation product, carbon adsorption, hot caustic cyanide stripping, electrowinning and refining. Gold recovery to flotation concentrate was estimated at 93.7%, followed by a 97% recovery in the pressure oxidation through refining stages, for an overall estimated recovery of approximately 90%.

A subsequent study prepared in 1996 for Royal Oak Mines Ltd. recommended bio-oxidation as the preferred method of treating the flotation concentrate. The study, although order of magnitude, concluded that bio-oxidation would obtain similar gold recovery as pressure oxidation but at lower capital and operating costs.

Mineral Resource and Mineral Reserve Estimates

Previous owners of the Duport Property have identified a gold deposit on the Duport Property; however, as of the date of this report there are no known reserves on the property and the Company's proposed program is exploratory in nature.

In October 2004, the Company engaged Roscoe Postle Associates Inc., ("RPA") to prepare an independent technical report (the "RPA Report") on the Duport Property. The RPA Report, dated November 8, 2004, reviewed the conclusions of a feasibility report prepared in 1989 on the Duport Property and other historical estimates. The RPA Report has been filed and can be found at www.sedar.com . Management of the Company believes that work performed by previous owners have demonstrated that the Duport Property has exploration potential and recommends that future exploration programs should focus on expanding the deposit.

Environmental Considerations

A significant amount of environmental work has been carried out in the Duport Property area by parties engaged by the previous owners. The primary environmental concerns regarding development and operation of the Duport Property as a mine relate to the preservation of the existing water quality and important recreational and traditional land use of the area. The land use surrounding the property area is characterized by forestry activity, mineral exploration, two First Nations reserves situated near Indian Bay, and cottage recreation. Shoal Lake itself provides important resources including drinking water, fisheries, wild rice harvests, and recreation. The water supply intake for the City of Winnipeg is located in the western portion of Indian Bay, which connects to Shoal Lake. The Duport Property environment and social challenges have been well documented in the past. Although the technical challenges can be met within the context of current technology, there remains a negative public perception, particularly in the City of Winnipeg and with some of the cottagers on Shoal Lake. In the Company's opinion, these perceptions can be overcome through diligent and thorough technical studies, combined with significant and detailed public information and consultation.

Exploration Program

Management of the Company intends to conduct a phased exploration program. Phase I will include a geophysical survey over previously untested areas followed by preliminary diamond drilling of anomalies and favorable geology. Five holes, totalling 1,500 m are planned in the area north of the known deposit while 3 holes, 900 m are planned to the south. Six holes, totalling 2,190 m are planned to test the down plunge extensions of significant intersections in previous exploration. The cost of the Phase I program is estimated at approximately $650,000. Contingent on the success of Phase I, Phase II would follow up significant mineralization and/or favorable stratigraphy intersected in Phase I drilling. The estimated budget for Phase II is $1.6 million.

BACHELOR LAKE PROPERTY, QUEBEC

[MAP 2 - Map of Quebec prepared by Innovexplo Inc. - Geological Services indicating the location of the Bachelor Lake Property in relationship to the cities of Val Dor, Quebec and Montreal.]

On November 12, 2004, the Company entered into an option agreement with Wolfden Resources Inc. ("Wolfden"), whereby Wolfden assigned to the Company, Wolfden's option to earn a 50% undivided interest in two mining concessions and 51 mineral claims for a total of 1,851 hectares (the "Bachelor Lake Property"), located in the La Sueur Township, Quebec. Wolfden is earning a 50% interest by funding $3 million of exploration expenditures and as at November 12, 2004 had incurred approximately $1.6 million of expenditures on the property.

Under the terms of the agreement, the Company can acquire Wolfden's option by paying, on closing, $1.25 million and issuing 800,000 units, with each unit comprising one common share and one-half warrant. Each whole warrant will entitle Wolfden to acquire an additional common share at a price of $1.50 for a period of two years. The Company will also assume from November 12, 2004, the balance of Wolfden's remaining $1.4 million of expenditure commitments under Wolfden's underlying option agreement with the vendor. Upon earning the 50% option interest, the Company will issue a further 400,000 common shares to Wolfden. If project financing is arranged and the Bachelor Lake Property achieves commercial production, the Company will pay to Wolfden a further
$250,000, issue 250,000 common shares once 50,000 ounces of gold or gold equivalent has been produced and a 0.5% NSR. Mr. Ewan Downie, a director of the Company is also the President, Chief Executive Officer and a director and shareholder of Wolfden. See "Item 7.
Major Shareholders and Related Party Transactions - Related Party Transactions."

The Bachelor Lake Property is without known reserves and the Company's proposed program is exploratory in nature.

Management believes the Bachelor Lake Property has excellent exploration potential as well as near term production possibilities. The Bachelor Lake mine site includes an office, a shop, a warehouse complex, a compressor room, a headframe and a 500 ton per day mill with a cyanidation plant and crusher room.

The main exploration target has been previously identified as the 1,000 feet area below level 12, the lowest extent of the previous mine operations. Mine production commenced from the upper portion of the mine in 1982 and ceased in 1989. During the latter part of mine operations, a "B" Vein was discovered on levels 11 and 12. In January 1990, a 34-hole diamond drill program, conducted by Hecla Mining Company of Canada, below level 12 yielded significant results suggesting that the mineralization there is not merely a down-dip extension of the mined out deposit, but that the deposit enters into a different structural setting at depth. Check sampling and assaying performed by Wolfden on selected intervals from this deep drilling program confirmed that the "Main" and "B" veins are richer and wider at depth than previously indicated during mining.

Management believes that the apparent vertical continuity of mineralization and increasing intensity of mineralization below level 12 suggest the potential to discover and develop significant additional resources and sees the addition of this project as an excellent fit with the Company's business plan.

Upon finalization and closing, the Company will assume Wolfden's current work program of de-watering of the old workings and once completed move to implement an underground drill program to test new targets at depth below the historical workings. The de-watering is expected to be completed by the end of February 2005 and underground diamond drilling is expected to commence in April 2005. As of the date of this report, the Company and Wolfden are formalizing a final agreement.

GOVERNMENT REGULATIONS

The Company's proposed exploration and development activities will be subject to extensive Canadian federal, provincial, and local laws and regulations governing various matters, including:

         -    environmental protection;
         -    management and use of toxic substances and explosives;
         -    management of natural resources;
         - exploration, development of mines, production and post-closure reclamation;
         -    taxation;
         - labour standards and occupational health and safety, including mine safety; and
         -    historic and cultural preservation.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company's activities and delays in the development of its properties.

OTHER ASSETS

As at the date of this annual report, the Company does not hold any material assets other than its option and mineral claim interests.

EMPLOYEES

As of the date of this annual report the Company has one full-time employee, Mr. Marc Cernovitch, the Company's Vice-President, Corporate Development. The majority of the Company's management functions are provided by private companies owned by officers and directors of the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions." In addition, the Company employs a number of consultants to perform specific functions, on an as needed basis.

ORGANIZATIONAL STRUCTURE

Effective November 30, 2002, the Company wrote off its investment in its wholly-owned subsidiary, Trimark Inc., which was engaged in the petroleum and natural gas operations in the United States. Accordingly, the Company ceased to record the activities of Trimark Inc. Effective August 31, 2004, the Company wrote-off Safari, which was inactive throughout the 2004 fiscal year, and TMK, which had sold its remaining asset.

As of the date of this annual report, the Company has no subsidiaries.

PRINCIPAL OFFICES

The Company's corporate office is located at Suite #1305, 1090 West Georgia Street, Vancouver, British Columbia, Canada. The corporate office facility is provided on a month-to-month basis by Chase as part of its agreement with the Company. The Company also rents, from an unrelated third party, on a month-to-month basis, office premises, located at Suite #2300, 1066 West Hastings Street, Vancouver, British Columbia, Canada. This office is provided for Mr. Marc Cernovitch, the Company's Vice-President, Corporate Development. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions".


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------

The following discussion of the results of operations of the Company for the fiscal years ended August 31, 2004, 2003, and 2002 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except for the differences referred to in Note 11 of the consolidated financial statements of the Company included herein. The noon rate of exchange on January 26, 2005, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN$1.2307 (US$0.8125 = CDN$1.00). The effects of inflation and price changes have not had a material impact on the Company's income or net sales revenues during the past three years. To date, the Company has not engaged in any formal hedging program.

OVERVIEW

Since inception the Company has primarily been engaged in the mineral resource and petroleum and natural gas industries. Most recently it had been engaged in the acquisition, exploration for and development of crude oil and natural gas interests in the United States. In July and November 2004, the Company entered into agreements on the Duport and Bachelor Lake properties, respectively. The Company is now considered to be a junior mineral exploration company engaged in the acquisition of and exploration for precious metals on mineral interests located in Canada.

At this stage of development, the Company has no producing properties and, consequently, has no current operating income or cash flow. The Company has not yet determined whether the properties in which the Company has an option to acquire an interest ore reserves that are economically recoverable. As a result, the Company is considered an exploration stage company.

The Company is actively reviewing additional resource properties at various stages of development and may make additional acquisitions through staking, options, purchases or joint ventures. If so, significant additional financing may be required, and there is no assurance that funds would be available on terms acceptable to the Company or at all.

The Company expects the properties in which it has option interests will be moved toward determining individual viability over the next two to three years. There is no assurance that any property will prove to be mineable or, that if such a determination is made, that the Company will be able to secure financing for capital costs.

Nearly all of the Company's activities are directed to such exploration programs. Yearly variations in individual property expenditures generally reflect increases or decreases in specific exploration and development costs based on previous results and the Company's decisions regarding the allocation of exploration expenditures between its projects.

The Company intends to conduct exploration activities on the properties the Company has optioned. None of the properties in which the Company has interests are in production and, consequently, the properties do not produce any revenue. As a result there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as the Company discovers sufficient mineralization on a property to advance the property beyond the exploration stage. The Company's level of exploration expenditures is dependent upon exploration results and the Company's ability to maintain sufficient financial resources.

The Company derives interest income on its bank deposits and other short-term deposits, which depend on the Company's ability to raise funds. Of most significance would be further cash received from issuance of shares to fund ongoing operations.

Through the exploration process, management intends to periodically reviews results, both internally and externally, through mining related professionals. Decisions to abandon, reduce or expand exploration efforts are based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs. Geological and/or economic circumstances render each property unique. Consequently, it is not possible to have any predetermined hold period for a specific property interest.

Costs incurred for general exploration that do not result in the acquisition of mineral properties with ongoing exploration or developmental potential are charged to operations. Exploration costs relating to the Company's property interests are capitalized as mineral properties and deferred costs. Should the Company abandon a property interest or project, the related deferred costs will be charged to operations.

The recoverability of amounts shown for mineral properties and deferred costs is dependent upon the discovery of economially recoverable reserves, completion of positive feasibility studies, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development and future profitable production, or from the disposition of such properties.

To the best of the Company's knowledge, there are no governmental economic, fiscal, monetary, or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company's operations or investments by U.S. shareholders.

RESULTS OF OPERATIONS

YEAR ENDED AUGUST 31, 2004 COMPARED TO YEAR ENDED AUGUST 31, 2003

The Company received oil and gas sales from its remaining oil and gas property until March 1, 2004, the effective date of the sale of the West Ranch Field.

During fiscal 2004, the Company reported a net loss of $257,022, an improvement of $1,215,620 from the $1,472,642 loss reported during fiscal 2003. During fiscal 2003, the Company recorded an impairment charge of $1,240,794, representing the Company's net investment in its wholly-owned subsidiary, Trimark Inc., which held the Company's East Lost Hills and regional California petroleum interests. During fiscal 2004, the Company recorded $81,347 in oil and gas revenues, comprising of $15,447 of oil (378 barrels) and $65,900 of gas (8,921 mcf). Production costs of $21,832 were incurred and depletion of $10,441 was recorded for 2004. Effective March 1, 2004, the Company sold its 3% interest in the West Ranch Field for $78,630, recording a net loss of $11,031. With the sale of the Company's working interest in the West Ranch Field, the Company no longer holds any oil and gas interests.

General and administrative costs increased in fiscal 2004 by $6,592, from $176,947 in 2003 to $183,539 in fiscal 2004. Expenses incurred in fiscal 2004 includes $11,000 for audit fees, $23,324 for legal costs incurred for preparation of the Company's year-end Form 20-F and regulatory filings; $27,077 for transfer agent and regulatory filings for the Company's name change and financing filings; $27,500 for consulting services with respect to the Company's restructuring, name change and financing plans; $5,386 for shareholder communications costs; $11,025 for investment conference, website designs and maintenance cost; $2,165 for travel costs; and $16,125 for office and miscellaneous.

Included in general and administration expenses was $63,638 charged by Chase for bookkeeping, accounting, administration and corporate filing services provided. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions." During fiscal 2004, the Company recorded a non-cash compensation expense of $179,611 relating to stock options granted to the Company's directors, officers and consultants. No stock options were granted during fiscal 2003.

During fiscal 2004, the Company negotiated settlements with certain arms-length and related parties in which it paid $951,622 to settle a total of $1,048,829 owed, which was recorded as advances payable, resulting in a gain of $97,207. See "Item 7. Major Shareholders and Related Party Transactions".

During fiscal 2004, the Company recorded interest expense of $29,817, compared to $60,741 in fiscal 2004. The decrease in fiscal 2004 occurred as a result of the retirement of the advances.

As of August 31, 2004, the Company had incurred $75,906 for staking, due diligence, professional and legal costs pertaining to the purchase of the Duport Property.

YEAR ENDED AUGUST 31, 2003 COMPARED TO YEAR ENDED AUGUST 31, 2002

Effective November 30, 2002, the Company wrote-off its net investment in Trimark Inc., a wholly-owned subsidiary which held all of the Company's petroleum and natural gas interests at that time. Accordingly, the Company ceased to record the activities of Trimark Inc. and recorded a $1,240,794 depreciation, depletion and impairment charge to reflect the abandonment of Trimark Inc.

In January 2003, the Company earned a 3% working interest in certain oil and gas leases known as the West Ranch Field, by funding exploration and development costs. As of August 31, 2003, the Company has incurred $87,255 on drilling activities and had recorded $40,044 in oil and gas revenues, comprising of $22,208 (507 barrels) of oil and $17,836 (2,131 mcf) of gas. All the production in 2003 is associated with production from the West Ranch Field. Production costs of $11,257 were incurred and depletion of $11,088 was recorded for 2003. All production in the 2002 fiscal year was derived primarily from the ELH #1 well on the East Lost Hills property.

General and administrative costs decreased by $64,842, from $241,789 in the 2002 fiscal year to $176,947 in the 2003 fiscal year. The decrease in costs were as a result of the Company's reduced operations and limited financial resources. All costs were reduced where possible.

During fiscal 2003, the Company disposed of its interest in the South Haskell property for cash proceeds of $84,907.

LIQUIDITY AND CAPITAL RESOURCES

The Company's practice is to proceed with staged exploration, where each stage is dependent on the successful results of the preceding stage. To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. In March 2004, the Company completed a non-brokered private placement of 3,400,000 units at $0.15 per unit, for $510,000. On April 15, 2004, the Company also completed a further private placement of 2,600,000 units at $0.30 per unit, for $780,000. As at August 31, 2004, the Company had working capital of $278,710. Subsequent to August 31, 2004, the Company completed private placement financings for gross proceeds of $6.6 million. On finalization and closing of the agreements, the Company will proceed to make the initial $1.25 million option payment on the Bachelor Lake Property, conduct the Phase 1 exploration program on the Duport Property, estimated at $650,000, and de-watering of the old workings and an underground drill program on the Bachelor Lake Property, estimated at $3.2 million. On closing of the Duport Property agreement the Company will also be required to issue one million common shares and issue $8 million in preferred shares.

The Company considers that it has adequate resources to maintain its core operations for the next fiscal year. However, results from its exploration programs and/or additional mineral property acquisitions may result in additional financial requirements. If needed, the Company would be required to conduct additional financings, however, there is no assurance that funding will be available on terms acceptable to the Company or at all. If such funds cannot be secured, the Company may be forced to curtail additional exploration efforts to a level for which funding can be secured.

The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

There are no material commitments for capital expenditures during fiscal 2005.

The Company holds the majority of its cash and cash equivalents in Canadian funds.

TREND INFORMATION

The Company is not aware of any trends which might affect its financial results or business.

RESEARCH AND DEVELOPMENT

During  fiscal  2004,  the  Company   incurred   $75,906  for  mineral  property
acquisition costs. No mineral property acquisitions or exploration expenditures were made in fiscal 2003 or 2002.

During fiscal 2004, 2003 and 2002, the Company incurred $23,935, $319,757 and $99,517 respectively, on the acquisition, exploration and development of its petroleum interests.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS

The Company does not have any contractual obligations. The Company has entered into agreements to earn various interests in mineral properties through payments and expenditures. These agreements are described in "Item 4. Information on the Company - Principal Properties". The Company may, at any time, elect to terminate the agreements.


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
--------------------------------------------------------------------------------

DIRECTORS AND SENIOR MANAGEMENT

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report, are as follows:

NAME                   POSITION WITH THE COMPANY                 TERM OF OFFICE (FOR EACH OFFICE HELD)
----------------       ----------------------------------        -------------------------------------


NICK DEMARE(1)         President, Chief Executive Officer
                       and Chief Financial Officer               July 2003 to present
                       Director                                  January 1996 to present

ANDREW CARTER(1)       Director                                  February 2004 to present

EWAN DOWNIE            Director                                  May 2004 to present

WILLIAM LEE(1)         Director                                  February 2004 to present

HARVEY LIM             Corporate Secretary                       December1998 to present

MARC CERNOVITCH        Vice-President, Corporate Development(2)  September 2004 to present


(1)   Member of the Audit Committee.

(2) Mr. Cernovitch is a nominee for election as a director of the Company at the Company's annual general meeting to be held on February 9, 2005.

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

Nick DeMare (Age 50),  Director,  President,  Chief Executive  Officer and Chief
                       Financial Officer

Mr. DeMare holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Since May, 1991, Mr. DeMare has been the President of Chase, a private company which provides a broad range of administrative, management and financial services to private and public companies engaged in mineral exploration and development, gold and silver production, oil and gas exploration and production and venture capital. Mr. DeMare indirectly owns 100% of Chase. Mr. DeMare currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

Andrew Carter (Age 57), Director

Mr. Carter obtained a certificate in accounting from the Midland College of TAFE (Western Australia) in 1987. Since 1992, Mr. Carter has been a member of the Australian Institute of Credit Management. Mr. Carter has an extensive background, initially in the mining industry and then as a commercial financial executive. During the 1970's, Mr. Carter was involved in the mining industry, where he managed exploration crews in the Leonora and Kimberly regions in Western Australia. He subsequently changed professions and, in 1988, was appointed Chief Executive of RAC Finance Limited, a non-bank owned commercial financier in Western Australia. During this time, he was appointed Chairman and Director of Australian Finance Conference Limited and represented the industry as a panel member of the Commercial Tribunal for Western Australia. In 1999, Mr. Carter relocated to Vancouver where he has been providing services as an independent corporate consultant. Mr. Carter is currently the President of Tinka Resources Ltd., a public company trading on the TSXV, and serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest".

Ewan Downie (Age 38), Director

President, CEO and a director of Wolfden Resources Inc., a TSX Exchange traded company, and Chairman of Sabina Resources Inc., a TSXV traded company. Since 1989, Mr. Downie has been the owner of Vytyl Exploration Services, a contracting business in mineral development and exploration for a wide variety of major and junior mining companies. Mr. Downie currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

William Lee (Age 51), Director

Mr. Lee holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. He has been a financial officer or controller of several public and private companies since 1986 and, prior, thereto, was a Senior Audit Manager at Deloitte & Touche. Prior to March, 1995, Mr. Lee was employed as the Chief Financial Officer of Sanctuary Woods Multimedia Corp. From March 1995 to June 1996, Mr. Lee was employed as the Chief Financial Officer of Wildwood Interactive Inc. From June, 1996 to March, 2004, Mr. Lee was employed as the Chief Financial Officer of IMA Exploration Inc., a public company engaged in the exploration of mineral properties. Since July, 2004 Mr. Lee has been employed as a business analyst of Ivanhoe Energy Inc., a public company engaged in the exploration for and production of oil and natural gas. Mr. Lee currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

Harvey Lim (Age 46), Corporate Secretary

Mr. Lim holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Mr. Lim was employed by Coopers & Lybrand (now PricewaterhouseCoopers LLP) from 1981 to 1988. From 1988 to 1991, Mr. Lim was employed as a controller with Ingot Management Ltd. Since 1991, Mr. Lim has been employed by Chase as a controller. Mr. Lim currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

Marc Cernovitch (Age 31), Vice-President - Corporate Development

Mr. Cernovitch holds a bachelors degree in Economics from McGill University. Mr. Cernovitch started his career in the financial sector as an investment advisor and has lived and worked in Montreal, Calgary, Vancouver and New York. Mr. Cernovitch currently resides in Vancouver and, since September 2004, has been employed by the Company as Vice- President, Corporate Development. Mr. Cernovitch has focused on corporate development, funding and building companies primarily in the resource and energy technology fields. Mr. Cernovitch is a nominee for election as a director of the Company at the next annual general meeting scheduled for February 9, 2005.

COMPENSATION

During the fiscal year ended August 31, 2004, the directors and officers of the Company, as a group, had received or charged the Company a total of $64,638 for services rendered by the directors and officers or companies owned by the individuals.

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

"Named Executive Officers" means the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Company, regardless of the amount of compensation of those individuals, and each of the Company's three most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $150,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was $150,000 whether or not they are an executive officer at the end of the fiscal year.

During the fiscal year ended August 31, 2004, the Company had one Named Executive Officer, Mr. Nick DeMare, the Company's President, CEO and CFO. The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officer during the financial years ended August 31, 2002, 2003 and 2004:

----------------------------------------------------------------------------------------------------------------
                                       ANNUAL COMPENSATION               LONG TERM COMPENSATION
                                  -------------------------------   --------------------------------
                                                                            AWARDS           PAYOUTS
                                  -------------------------------   --------------------------------
                                                                    SECURITIES   RESTRICTED
                                                                       UNDER     SHARES OR                ALL
NAME AND                                                OTHER        OPTIONS/    RESTRICTED              OTHER
PRINCIPAL                                               ANNUAL         SARS        SHARE       LTIP     COMPEN-
POSITION                YEAR(1)   SALARY    BONUS    COMPENSATION     GRANTED      UNITS     PAYOUTS     SATION
                                   ($)       ($)         ($)          (#)(2)        ($)        ($)         ($)
----------------        ------    ------    -----    ------------   -----------  ----------  -------    --------

Nick DeMare(3)           2004       Nil      Nil       8,000(5)      150,000(4)     N/A        N/A      55,638(5)
President, CEO,          2003       Nil      Nil         Nil          Nil/Nil       N/A        N/A      52,215(5)
CFO and Director         2002       Nil      Nil         Nil          Nil/Nil       N/A        N/A      46,080(5)
----------------------------------------------------------------------------------------------------------------

NOTES:
(1)  Financial years ended August 31, 2002, 2003 and 2004.
(2) Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.
(3) Mr. DeMare was appointed on July 4, 2003 as the President, CEO and CFO of the Company.
(4) Includes 50,000 options granted to Chase, a private company owned by Mr. DeMare. See "Item 6. Directors, Senior Management and Employees - Share Ownership".
(5) Paid to Chase for accounting, administration and professional services rendered by Chase personnel. See "Management Contracts".

LONG TERM INCENTIVE PLAN AWARDS

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Name Executive Officer during the Company's most recently completed financial year. A "Long- Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, stock appreciation rights ("SARs") or restricted share compensation.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table sets forth stock options granted to the Named Executive Officer during the financial year ended August 31, 2004:

-------------------------------------------------------------------------------------------------------------------
                                             % OF TOTAL                           MARKET VALUE OF
                          SECURITIES        OPTIONS/SARS                            SECURITIES
                            UNDER            GRANTED TO                             UNDERLYING
                         OPTIONS/SARS       EMPLOYEES IN       EXERCISE OR        OPTIONS/SARS ON        EXPIRATION
NAME                       GRANTED         FINANCIAL YEAR       BASE PRICE       THE DATE OF GRANT          DATE
                             (#)                (%)            ($/SECURITY)        ($/SECURITY)
-------------------------------------------------------------------------------------------------------------------

Nick DeMare               150,000(1)           18.15%             $0.60                $0.73              May 31/07
-------------------------------------------------------------------------------------------------------------------

NOTE:
(1)  Includes 50,000 options granted to Chase.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

The following table sets out details of all the incentive stock options, both exercised and unexercised, for the Named Executive Officer during the financial year ended August 31, 2004:


-----------------------------------------------------------------------------------------------------------------------
                                                                       UNEXERCISED              VALUE OF UNEXERCISED
                           SECURITIES                               OPTIONS/SARS AT           IN THE MONEY OPTIONS AT
                          ACQUIRED ON       AGGREGATE VALUE       FINANCIAL YEAR -END         FINANCIAL YEAR -END (1)
NAME                        EXERCISE           REALIZED       EXERCISABLE / UNEXERCISABLE   EXERCISABLE / UNEXERCISABLE
                              (#)                 ($)                     (#)                           ($)
-----------------------------------------------------------------------------------------------------------------------

Nick DeMare                   Nil                 N/A               150,000(2)/N/A                   40,500/N/A
-----------------------------------------------------------------------------------------------------------------------

NOTES:
(1)  The closing price of the Company's  shares on August 31, 2004 was $0.87.
(2)  Includes 50,000 options granted to Chase.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Company does not have any compensatory plan(s), contract(s) or arrangement(s) with respect to the resignation, retirement or any other termination of the Named Executive Officer's employment, a change of control of our Company or a change in the Named Executive Officer's responsibilities following a change in control, which entitle a Named Executive Officer to receive from the Company an amount, including all period payments or installments, exceeding $100,000.

DIRECTOR COMPENSATION

CASH COMPENSATION

During the financial year ended August 31, 2004, the Company paid $1,000 for professional fees to a director who is not the Named Executive Officer of the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

NON-CASH COMPENSATION

The following table sets forth stock options granted by the Company during the financial year ended August 31, 2004 to the directors who are not the Named Executive Officer of the Company:


-------------------------------------------------------------------------------------------------------------------
                                             % OF TOTAL                           MARKET VALUE OF
                          SECURITIES        OPTIONS/SARS                            SECURITIES
                            UNDER            GRANTED TO                             UNDERLYING
                         OPTIONS/SARS       EMPLOYEES IN       EXERCISE OR        OPTIONS/SARS ON        EXPIRATION
NAME                       GRANTED         FINANCIAL YEAR       BASE PRICE       THE DATE OF GRANT          DATE
                             (#)                (%)            ($/SECURITY)        ($/SECURITY)
-------------------------------------------------------------------------------------------------------------------

Directors as a group       400,000             49.38%             $0.60                $0.73              May 31/07
who are not Named
Executive Officers
-------------------------------------------------------------------------------------------------------------------

The following table sets forth details of all exercises of stock options during the financial year ended August 31, 2004 by the directors who are not the Named Executive Officers, and the financial year end value of unexercised options:


-----------------------------------------------------------------------------------------------------------------------
                                                                       UNEXERCISED              VALUE OF UNEXERCISED
                           SECURITIES                               OPTIONS/SARS AT           IN THE MONEY OPTIONS AT
                          ACQUIRED ON       AGGREGATE VALUE       FINANCIAL YEAR -END         FINANCIAL YEAR -END (1)
NAME                        EXERCISE           REALIZED       EXERCISABLE / UNEXERCISABLE   EXERCISABLE / UNEXERCISABLE
                              (#)                 ($)                     (#)                           ($)
-----------------------------------------------------------------------------------------------------------------------

Directors as a group           Nil                N/A               400,000 / N/A                 108,000 / N/A
who are not Named
Executive Officers
------------------------------------------------------------------------------------------------------------------------

NOTE:
(1)  The closing price of the Company's shares on August 31, 2004 was $0.87.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company's financial year ended August 31, 2004, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:


------------------------------------------------------------------------------------------------------------------------
                                                                                       NUMBER OF SECURITIES REMAINING
                          NUMBER OF SECURITIES TO BE                                    AVAILABLE FOR FUTURE ISSUANCE
                           ISSUED UPON EXERCISE OF       WEIGHTED-AVERAGE EXERCISE        UNDER EQUITY COMPENSATION
                              OUTSTANDING OPTIONS,     PRICE OF OUTSTANDING OPTIONS,     PLANS (EXCLUDING SECURITIES
                             WARRANTS AND RIGHTS          WARRANTS AND RIGHTS              REFLECTED IN COLUMN (A))
------------------------------------------------------------------------------------------------------------------------

PLAN CATEGORY                         (a)                         (b)                                (c)
------------------------------------------------------------------------------------------------------------------------
Equity compensation                810,000(1)                    $0.61                          See Note (1)
plans approved by
securityholders
------------------------------------------------------------------------------------------------------------------------
Equity compensation                   N/A                         N/A                                N/A
plans not approved by
securityholders
------------------------------------------------------------------------------------------------------------------------
Total                              810,000                       $0.61                          See Note (1)
------------------------------------------------------------------------------------------------------------------------

NOTE:
(1) The Company has in place a "rolling" stock option plan (the "Plan") whereby the maximum number of Common shares that may be reserved for issuance pursuant to the Plan will not exceed 10% of the issued shares of the Company at the time of the stock option grant.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS OF THE COMPANY

No executive officers, directors, employees or former executive officers and directors of the Company are indebted to the Company. None of the directors, executive officers or proposed nominees of the Company nor any associate or affiliate of these individuals, is or has been indebted to the Company since September 1, 2003.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions", no informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company. An "informed person" means a director or executive office of a reporting issuer; a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; any person or company who beneficially owns, directly or indirectly, voting shares of a reporting issuer or who exercises control or direction over shares of the reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer; and a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

EMPLOYMENT / MANAGEMENT AGREEMENTS

The Company has a management contract with Chase, whereby the Company has retained Chase to provide ongoing administrative, accounting, professional and management services. In return for providing such services, Chase is paid a monthly fee of $3,000 plus any out-of-pocket disbursements made by Chase on the Company's behalf. In addition, the Company may engage Chase to perform extra services in which case Chase will charge the Company for its employees at competitive rates. The Company is also paying Chase $2,000 per month for the services of Mr. DeMare in his capacity as President, CEO and CFO of the Company. Payment for these services have been included as part of "Other Annual Compensation" and "All Other Compensation" of the Summary Compensation Table for Mr. DeMare. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions".

There are no service contracts with the Company providing for benefits upon termination of employment of any director of the Company.

BOARD PRACTICES

AUDIT COMMITTEE

THE AUDIT COMMITTEE'S CHARTER

MANDATE

The primary function of the audit committee (the "Committee") is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. The Committee's primary duties and responsibilities are to:

     -   Serve as an  independent  and objective  party to monitor the Company's
         financial   reporting  and  internal  control  system  and  review  the
         Company's financial statements.

     -   Review and appraise the performance of the Company's external auditors.

     - Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

COMPOSITION

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his independent judgment as a member of the Committee. At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

MEETINGS

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the CFO and the external auditors in separate sessions.

RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)      Review and update the Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b)      Recommend  to  the  Board  of  Directors  the  selection   and,   where
         applicable, the replacement of the external auditors nominated annually for shareholder approval.

(c)      Review with management and the external auditors the audit plan for the
         year-end   financial   statements   and  intended   template  for  such
         statements.

(d)      Review and  pre-approve  all audit and  audit-related  services and the
         fees  and  other  compensation   related  thereto,  and  any  non-audit
         services, provided by the Company's external auditors.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

FINANCIAL REPORTING PROCESSES

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(e)      Review any significant  disagreement  among management and the external
         auditors  in  connection   with  the   preparation   of  the  financial
         statements.

(f) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(g) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(h)      Review certification process.

(i) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

OTHER

Review any related-party transactions.

COMPOSITION OF THE AUDIT COMMITTEE

The following are the members of the Committee (1):

--------------------------------------------------------------------------------
                          INDEPENDENT (1)                   FINANCIALLY LITERATE
--------------------------------------------------------------------------------
Nick DeMare                     N                                   Y
Andrew Carter                   Y                                   Y
William Lee                     Y                                   Y
--------------------------------------------------------------------------------

NOTE:  (1)  As defined by Multilateral Instrument 52-110 ("MI 52-110").

The Company is relying on the exemption provided under Section 6.1 of MI 52-110.

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

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

EMPLOYEES

As at August 31, 2004, the Company had two full-time employees, including Mr. Cernovitch, in the area of management and administration. During the years ended August 31, 2003 and 2002, the Company had no full-time or part-time employees in the area of management and administration. Corporate accounting, management and administration are provided, in part, by Chase, a company owned by Mr. Nick DeMare. Chase provides its services to a number of public and private companies and currently employs six full-time employees, including Mr. Lim (excluding Mr. DeMare). Mr. DeMare provides his services as the President, CEO and CFO of the Company. The Company also retains consultants to handle specific projects on a case by case basis. In the event the Company needs to employ personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company and its subsidiaries operate. There can be no assurance, however, that such personnel will be available in the future. Exploration activities are conducted by consultants, laborers and technicians hired for the duration of the exploration program.

SHARE OWNERSHIP

The following table sets forth certain information regarding ownership of the Company's common shares by the Company's officers and directors as of December 31, 2004.

--------------------------------------------------------------------------------
                                                       SHARES AND
                                                         RIGHTS
                                                      BENEFICIALLY
                                                        OWNED OR      PERCENT OF
TITLE OF CLASS    NAME AND ADDRESS OF OWNER            CONTROLLED(1)    CLASS(1)
--------------    ---------------------------------   -------------   ----------

Common Stock      Nick DeMare                            850,377(2)       5.00%
                  Burnaby, British Columbia, Canada

Common Stock      Andrew Carter                           74,500(3)       0.45%
                  North Vancouver,
                  British Columbia, Canada

Common Stock      Ewan Downie                          2,012,500(4)      11.41%
                  Thunder Bay, Ontario, Canada

Common Stock      William Lee                             57,950(5)       0.35%
                  Delta, British Columbia, Canada

Common Stock      Marc Cernovitch                        150,000(6)       0.90%
                  Vancouver, British Columbia, Canada

Common Stock      Harvey Lim                              50,143(7)       0.30%
                  Burnaby, British Columbia, Canada
--------------------------------------------------------------------------------
NOTES:
(1)  Where  persons  listed on this  table  have the right to obtain  additional shares of common stock through the exercise of outstanding options or warrants within 60 days from December 31, 2004, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 16,500,340 shares of common stock outstanding as of December 31, 2004.
(2) Includes 208,659 common shares held directly by Mr. DeMare, 91,404 common shares held by DNG Capital Corp. ("DNG"), a private corporation wholly-owned by Mr. DeMare, and 34,580 common shares held by 888 Capital Corp., a private corporation 50% owned by Mr. DeMare. Also includes options to acquire 100,000 common shares held by Mr. DeMare directly, options to acquire 50,000 common shares held by Chase, warrants to acquire 294,734 common shares held directly by Mr. DeMare and warrants to acquire 71,000 common shares held by DNG.
(3) Includes 22,000 common shares held, options to acquire 50,000 common shares and warrants to acquire 2,500 common shares.
(4) Includes 875,000 common shares held, options to acquire 300,000 common shares and warrants to acquire 837,500 common shares. Does not include 800,000 shares proposed to be issued to Wolfden and 400,000 common shares which may be acquired by Wolfden upon exercise of warrants to be issued to Wolfden. Mr. Downie is the President, CEO and a director of Wolfden and will be deemed to beneficially own the shares held by Wolfden and the shares which Wolfden may acquire upon exercise of the warrants issued to Wolfden.
(5) Includes 5,300 common shares held, options to acquire 50,000 common shares and warrants to acquire 2,650 common shares.
(6)  Includes options to acquire 150,000 common shares.
(7) Includes 143 common shares held and options to acquire 50,000 common shares.

All of the Company's common shareholders have the same voting rights. Holders of the Company's Series 1 preferred shares do not have the right to vote unless the Company is in default on the payment of dividends and the dividends remain unpaid for a period of 60 days. See "Item 10. Additional Information - Description of Authorized Shares - Preferred Shares."

STOCK OPTION PLAN

The Company has a rolling stock option plan (the "Plan"), which makes a total of 10% of the issued and outstanding common shares of the Company available for issuance thereunder. The Company's Plan is approved annually by the shareholders. In accordance with the policies of the TSXV, a rolling plan, which is the type of plan the Company has adopted, requires the approval of the shareholders of the Company on an annual basis.

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

As of December 31, 2004, an aggregate of 860,000 incentive stock options to purchase shares of the Company's common stock remain outstanding to the following persons:

--------------------------------------------------------------------------------
                             Nature      No. of    Exercise       Expiry
OPTIONEE                    of Option    Options  Price/Share      Date
                                                      $
--------------------------------------------------------------------------------

Ewan Downie                 Director     300,000      0.60    May 31, 2007
Chase Management Ltd.       Consultant    50,000      0.60    May 31, 2007
Nick DeMare                 Director     100,000      0.60    May 31, 2007
Harvey Lim                  Officer       50,000      0.60    May 31, 2007
Andrew Carter               Director      50,000      0.60    May 31, 2007
William Lee                 Director      50,000      0.60    May 31, 2007
Kamcot International Ltd.   Consultant    60,000      0.75    July 22, 2007
Marc Cernovitch             Officer      150,000      0.70    September 27, 2007
Malinda Poe                 Employee      50,000      0.85    October 18, 2007
                                         -------
TOTAL:                                   860,000
                                         =======

As of December 31, 2004, the directors and officers of the Company, as a group (six persons), held options to purchase 750,000 shares of the Company's common stock.

WARRANTS

As of December 31, 2004, there were non-transferable common share purchase warrants exercisable for the purchase of 11,213,652 common shares, which expire at various times until December 23, 2006 and may be exercised at various prices ranging from $0.20 per share to $1.50 per share, as follows:

--------------------------------------------------------------------------------
  COMMON SHARES ISSUABLE             Exercise
 ON EXERCISE OF WARRANTS            Price/Share                Expiry
                                         $
--------------------------------------------------------------------------------
        2,965,000                   0.20 / 0.25         March 4, 2005 / 2006
        2,171,475                   1.25 / 1.35         December 23, 2005 / 2006
        2,693,530                   1.10 / 1.35         December 23. 2005 / 2006
        2,682,000                      0.40             April 15, 2006
          701,647                      1.05             December 23, 2006
       ----------
       11,213,652
       ==========

As of December 31, 2004, the directors and officers of the Company, as a group (six persons), held warrants to purchase 1,208,384 shares of the Company's common stock.

There are no assurances that the options or warrants described above will be exercised in whole or in part.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
--------------------------------------------------------------------------------

PRINCIPAL HOLDERS OF VOTING SECURITIES

The following table sets forth certain information regarding ownership of the Company's common shares by the Company's officers and directors as of December 31, 2004.


--------------------------------------------------------------------------------
                                                       SHARES AND
                                                         RIGHTS
                                                      BENEFICIALLY
                                                        OWNED OR      PERCENT OF
TITLE OF CLASS   NAME AND ADDRESS OF OWNER             CONTROLLED(1)    CLASS(1)
--------------   ---------------------------------    -------------   ----------

Common Stock     Nick DeMare                             850,377(2)       5.00%
                 Burnaby, British Columbia, Canada

Common Stock     Ewan Downie                           2,012,500(3)      11.41%
                 Thunder Bay, Ontario, Canada

Common Stock     RAB Special Situations L.P.           2,000,000(4)      10.82%
                 London, United Kingdom
--------------------------------------------------------------------------------

NOTES:
(1)  Where  persons  listed on this  table  have the right to obtain  additional shares of common stock through the exercise of outstanding options or warrants within 60 days from December 31, 2004, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 16,500,340 shares of common stock outstanding as of December 31, 2004.
(2) Includes 208,659 common shares held directly by Mr. DeMare, 91,404 common shares held by DNG Capital Corp. ("DNG"), a private corporation wholly-owned by Mr. DeMare, and 34,580 common shares held by 888 Capital Corp., a private corporation 50% owned by Mr. DeMare. Also includes options to acquire 100,000 common shares held by Mr. DeMare directly, options to acquire 50,000 common shares held by Chase, warrants to acquire 294,734 common shares held directly by Mr. DeMare and warrants to acquire 71,000 common shares held by DNG.
(3) Includes 875,000 common shares, options to acquire 300,000 common shares and warrants to acquire 837,500 common shares held directly by Mr. Downie. Does not include 800,000 shares proposed to be issued to Wolfden and 400,000 common shares which may be acquired by Wolfden upon exercise of warrants to be issued to Wolfden. Mr. Downie is the President, CEO and a director of Wolfden and will be deemed to beneficially own the shares held by Wolfden and the shares which Wolfden may acquire upon exercise of the warrants issued to Wolfden.
(4) Includes1,000,000 common shares and warrants to acquire 1,000,000 common shares.

To the best of the Company's knowledge, it is not directly or indirectly owned or controlled by another Company or by any foreign government.

None of the Company's common shareholders have different voting rights than any of the Company's other common shareholders.

ESCROW SHARES

As of the date of this annual report, no shares are held in escrow.

CHANGE OF CONTROL

As of the date of this annual report, there are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company, except the possible issuance of shares to The Sheridan Platinum Group Ltd. and Pat Sheridan in connection with the redemption or retraction of the Series 1 preferred shares. See "Item 4. Information on the Company - Principal Properties - Duport Property, Ontario" and "Item 10. Additional Information - Description of Authorized Shares - Preferred Shares."

In the event that the Company exercises its right to retract or redeem the Series 1 preferred shares in exchange for common shares of the Company, this may result in a change of control of the Company. Based on the Company's currently outstanding share capital, if the Company retracted or redeemed the Series 1 preferred shares in exchange for common shares, The Sheridan Platinum Group Ltd. and Pat Sheridan would own in the aggregate approximately 35.68% of the Company's outstanding shares, calculated as follows:


         Shares Currently Outstanding (1)              16,540,340
         Shares Issuable Upon Retraction (2)            7,619,048
                                                       ----------
         Shares Outstanding After Retraction           24,159,388
                                                       ==========


         Shares Currently Held by Vendors               1,000,000
         Shares Acquired by Vendors Upon Retraction     7,619,048
                                                       ----------
         Shares Held by Vendors After Retraction        8,619,048
                                                       ==========

         % of Shares held by Vendors After Retraction      35.68%
                                                       ==========

         NOTES:
         (1)  As at January 13, 2005.
         (2) Calculated as $8 million divided by $1.05 per share, being the closing price of the Corporation's common shares on January 13, 2005.

The foregoing calculation is for illustrative purposes only and does not take account of additional shares which may be issued by the Company, or any purchases or sales of shares by The Sheridan Platinum Group Ltd. or Mr. Sheridan, subsequent to the date hereof but prior to redemption or retraction, or any change in the market price of the Company's common shares, all of which may materially change the calculation.

UNITED STATES SHAREHOLDERS

As of December 31, 2004, there were approximately 7 registered holders of the Company's common shares in the United States, with combined holdings of 493,661 shares, representing 2.99% of the issued shares of the Company. The Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.

CONTROL BY FOREIGN GOVERNMENT OR OTHER PERSONS

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person jointly or severally.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, for the period from September 1, 2003 through December 31, 2004, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or
(d) or over which such a person is able to exercise significant influence.

1. The Company has retained Chase, a company wholly-owned by Mr. Nick DeMare, the President, Chief Executive Officer and Chief Financial
         Officer and a director and shareholder of the Company, to provide office premises, administrative, accounting and management services. In consideration therefor, Chase is paid a monthly fee of $3,000. Chase is also reimbursed for out-of-pocket disbursements incurred on behalf of the Company. In addition, Chase also provides additional services to the Company which are billed at rates which Chase charges to unrelated third parties. Management believes the arrangement with Chase is fair to the Company and similar to terms which could be obtained from unrelated third parties. During the year ended August 31, 2004 and the period from September 1, 2004 to December 31, 2004, the Company paid Chase $55,638 and $16,300, respectively.

2. Commencing July 4, 2003, the Company paid Chase a monthly fee for the services of Mr. Nick DeMare in his capacity as President, Chief Executive Officer and Chief Financial Officer of the Company. The Company is currently paying $2,000 per month. See "Item 6. Directors, Senior Management and Employees - Compensation." Management believes the arrangement with Chase for Mr. DeMare's services is fair to the Company. During the year ended August 31, 2004 and the period from September 1, 2004 to December 31, 2004, the Company paid Chase $8,000 and $8,000 respectively.

3. The Company has completed previous private placements of securities, the subscribers of which include companies wholly-owned by directors and officers of the Company. The securities issued pursuant to such private placements were issued in accordance with the pricing policies of the TSXV. During the year ended August 31, 2004, and the period from September 1, 2004 to December 31, 2004, the Company conducted the following private placements of common stock:


                                                                    PARTICIPATION   PURCHASE       MARKET
         PLACEE                                                      BY INSIDERS      PRICE       PRICE(1)
                                                                                        $             $

         Period September 1,2004 to December 31, 2004
         ------------------------------------------------------

         4,342,951 units (one common share and one-half warrant)                        0.95         1.05

           -  Ewan Downie                                                75,000
           -  Nick DeMare                                                26,135
           -  William Lee                                                 5,300
           -  Andrew Carter                                               5,000
                                                                        -------
                                                                        111,435
                                                                        =======

         2,673,530 units (one common share and one warrant)                 Nil         0.85         1.05
                                                                        =======



                                                                    PARTICIPATION   PURCHASE       MARKET
         PLACEE                                                      BY INSIDERS      PRICE       PRICE(1)
                                                                                        $             $

         Year Ended August 31, 2004
         -------------------------------------------------

         3,400,000 units (one common share and one warrant)                            0.15         0.20
           - Nick DeMare                                                281,667
                                                                        =======

         2,600,000 units (one common share and one warrant)                            0.30         0.32
           -  DNG Capital Corp.(2)                                       71,000
                                                                        =======

         (1) Quoted closing price on date of announcement of private  placement.
         (2) 100% owned by Nick DeMare

4. On November 12, 2004, the Company entered into an option agreement with Wolfden whereby Wolfden assigned to the Company, Wolfden's option to earn a 50% undivided interest the Bachelor Lake Property. See "Item 4. Information on the Company - Principal Properties - Bachelor Lake Property, Quebec." Mr. Ewan Downie, a director of the Company is also the President, Chief Executive Officer and a shareholder and director of Wolfden.

5. During the fiscal year ended August 31, 2004, the Company negotiated a settlement with Hilton Resources Ltd., a public corporation which certain of its directors and officers are also officers and directors of the Company, in which the Company paid $688,079 to settle $748,687 owed, resulting in a gain of $60,608.

6. During the fiscal year ended August 31, 2004, the Company negotiated settlements with six creditors in which the Company paid $263,543 to settle a total of $300,142 owed, resulting in a gain of $36,599. The creditors are corporations owned by current and former officers and directors of the Company.

7. During the fiscal year ended August 31, 2004, the Company paid $1,000 to Ewan Downie for consulting services.

8.       See  also  "Item  6.  Directors,  Senior  Management  and  Employees  -
         Compensation."

INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT

No executive officers, directors, employees or former executive officers and directors of the Company are indebted to the Company. None of the directors, executive officers or proposed nominees of the Company nor any associate or affiliate of these individuals, is or has been indebted to the Company since September 1, 2003.

CONFLICTS OF INTEREST

The table below shows that certain officers and directors of the Company are also directors, officers or shareholders of other companies which are engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time-to-time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director. As of the date of this report, no conflicts of interest have arisen, except as described below and above. Where conflicts of interests arose, the directors of the Company disclosed their interests and abstained from voting on the transaction.

The following table identifies the name of each director and officer of the Company and any company, which is a reporting issuer in Canada or the United States, and for which such director or officer currently serves as an officer or director, other than the Company:


DIRECTOR             REPORTING ISSUER                     CAPACITY                           COMMENCED SERVICE
-----------          -----------------------------        -----------------------------      -----------------

Nick DeMare          Aguila American Resources Ltd.       Director                           January 2003
                     Andean American Mining Corp.         Director                           August 2002
                                                          Secretary                          December 1995
                     Baradero Resources Limited           Director                           October 2002
                                                          President                          September 2003
                     Dial Thru International Inc.         Director                           January 1991
                     GGL Diamond Corp.                    Director                           May 1989
                     Global Energy Inc.                   Director, President, Secretary     September 2002
                                                          & Treasurer
                     Golden Peaks Resources Ltd.          Director                           January 1992
                     Goldmarca Limited                    Director                           September 2000
                     Gold Point Exploration Ltd.          Director & President               August 2003

                     Hilton Resources Ltd.                Director                           October 1989
                                                          President & CEO                    July 2003
                     Kookaburra Resources Ltd.            Director                           June 1988
                     Lariat Resources Ltd.                Director & President               August 2002
                     Mawson Resources Limited             Director                           March 2004
                     Medina International Corp.           Director, Secretary & Treasurer    May 2002
                     Tinka Resources Limited              Director & Secretary               October 2003
                     Tumi Resources Limited               Director                           January 2002

Andrew Carter        Baradero Resources Limited           Director                           September 2003
                     Gold Point Exploration Ltd.          Director                           October 2003
                     Hilton Resources Ltd.                Director                           July 2003
                     Tinka Resources Ltd.                 Director, President & CEO          February 2003

Ewan Downie          Anaconda Gold Corp.                  Director                           May 2003
                     Sabina Resources Limited             Director                           November 2002
                     Wolfden Resources Ltd,               Director, President & CEO          October 1995

William Lee          Hilton Resources Ltd.                Director                           September 1995
                     Tinka Resources Limited              Director                           October 2002

Marc Cernovich       N/A                                  N/A                                N/A

Harvey Lim           Baradero Resources Limited           Director                           September 2003
                     Gold Point Exploration Ltd.          Director & Secretary               October 2003
                     Hilton Resources Ltd.                Secretary                          June 1997
                     Median International                 Director                           May 2002
                     Tumi Resources Limited               Director                           January 2002



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


ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

DESCRIPTION                                                             PAGES
-----------                                                             -----
Audited Consolidated Financial Statements for the Years Ended
August 31, 2004, 2003 and 2002                                       F-1 to F-22

DIVIDEND POLICY

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future. Any decision to pay dividends on its common shares in the future will be made by the board of directors on the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

LEGAL PROCEEDINGS

The Company knows of no material, active or pending legal or arbitration proceedings against it; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

There are no legal or arbitration proceedings (including governmental proceedings pending or known to be contemplated) which may have, or have had in the recent past, significant effects on the Company's financial position or profitability.

There are no proceedings in which any director, any member of senior management, or any affiliate of the Company is a party adverse to the Company or has a material adverse interest to the Company.


ITEM 9.  THE OFFER AND LISTING.
--------------------------------------------------------------------------------

PRICE HISTORY

The TSXV classifies listed companies into two different tiers based on standards, which include historical financial performance, stage of development, and financial resources of the listed company. Tier 1 is the TSXV's premier tier and is reserved for the TSXV's most advanced issuers with the most significant financial resources. Tier 1 issuers benefit from decreased filing requirements and improved service standards. The majority of the companies listed on the TSXV are Tier 2 companies. The Company trades on the TSXV under the symbol "HLO" and is classified as a Tier 2 company.

There have been no trading suspensions imposed by the TSXV or any other regulatory authorities in the past three years.

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the TSXV, and predecessor exchanges, for the periods indicated:

                           TSXV STOCK TRADING ACTIVITY

-------------------------------------------------------------------------------
                                                             SALES PRICE
                                                       ------------------------
YEAR ENDED                         VOLUME                 HIGH           LOW
-------------------------------------------------------------------------------
August 31, 2004                 2,866,231                   $0.96         $0.05
August 31, 2003                   735,039                   $0.18         $0.06
August 31, 2002                   934,326                   $1.89         $0.12
August 31, 2001                 2,925,311                   $7.49         $1.40
August 31, 2000                 5,257,977                  $20.37         $2.5
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
                                                             SALES PRICE
                                                       ------------------------
QUARTER ENDED                      VOLUME                 HIGH           LOW
-------------------------------------------------------------------------------
November 30, 2004               1,322,800                   $1.09         $0.76
August 31, 2004                 1,761,300                   $0.96         $0.72
May 31, 2004                      512,300                   $0.85         $0.50
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                             SALES PRICE
                                                       ------------------------
QUARTER ENDED                      VOLUME                 HIGH           LOW
-------------------------------------------------------------------------------
February 29, 2004                 301,186                   $0.50         $0.19
November 30, 2003                 291,445                   $0.22         $0.05
August 31, 2003                    52,048                   $0.09         $0.06
May 31, 2003                      259,747                   $0.18         $0.09
February 28, 2003                 267,372                   $0.15         $0.07
November 30, 2002                 155,872                   $0.18         $0.06
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
                                                             SALES PRICE
                                                       ------------------------
MONTH ENDED                        VOLUME                 HIGH           LOW
-------------------------------------------------------------------------------
December 31, 2004                 442,300                   $1.05         $0.89
November 30, 2004                 422,600                   $1.09         $0.92
October 31, 2004                  484,400                   $1.08         $0.85
September 30, 2004                415,800                   $1.05         $0.76
August 31, 2004                   458,300                   $0.95         $0.75
July 31, 2004                   1,168,400                   $0.94         $0.76
-------------------------------------------------------------------------------

On August 7, 2000, the Company's common shares were approved for quotation on the Over-the-Counter Bulletin Board ("OTCBB") system operated by the National Association of Securities Dealers. The Company currently trades on the OTCBB under the symbol "HLOSF.OB". The following tables set forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the OTCBB system for the periods indicated:

                             OTCBB TRADING ACTIVITY

-------------------------------------------------------------------------------
                                                             SALES PRICE
                                                       ------------------------
YEAR ENDED                         VOLUME                 HIGH           LOW
-------------------------------------------------------------------------------
August 31, 2004                   109,396                   $0.75         $0.05
August 31, 2003                   177,000                   $0.09         $0.03
August 31, 2002                   309,935                   $1.19         $0.06
August 31, 2001                   504,571                   $4.27         $1.12
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
                                                             SALES PRICE
                                                       ------------------------
QUARTER ENDED                      VOLUME                 HIGH           LOW
-------------------------------------------------------------------------------
November 31, 2004                 340,727                   $0.90         $0.52
August 31, 2004                    59,477                   $0.75         $0.50
May 31, 2004                       19,240                   $0.50         $0.35
February 29, 2004                  19,153                   $0.34         $0.06
November 30, 2003                  11,526                   $0.07         $0.05
August 31, 2003                     1,500                   $0.05         $0.05
May 31, 2003                      133,000                   $0.08         $0.04
February 28, 2003                  18,500                   $0.08         $0.03
November 30, 2002                  24,000                   $0.09         $0.05
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                             SALES PRICE
                                                       ------------------------
MONTH ENDED                        VOLUME                 HIGH           LOW
-------------------------------------------------------------------------------
December 31, 2004                  20,976                   $0.84         $0.75
November 30, 2004                  14,041                   $0.90         $0.75
October 31, 2004                  323,796                   $0.80         $0.63
September 30, 2004                  3,890                   $0.65         $0.52
August 31, 2004                         0                       -             -
July 31, 2004                      47,024                   $0.75         $0.57
-------------------------------------------------------------------------------

These above quotations reflect inter-dealer prices without retail mark-up, markdown, or commissions and may not necessarily represent actual transactions.

The OTCBB is smaller and less liquid than the major securities markets in the United States. The trading volume of the Company's shares on the OTCBB has been volatile. Consequently, shareholders in the United States may not be able to sell their shares at the time and at the price they desire.


ITEM 10.  ADDITIONAL INFORMATION.
--------------------------------------------------------------------------------

ARTICLES OF CONTINUANCE AND ARTICLES

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

On March 29, 2004, the British Columbia legislature enacted the BCBCA and repealed the BC COMPANY ACT. The BCBCA removes many of the restrictions contained in the BC COMPANY ACt, including restrictions on the residency of directors, the location of annual general meetings and limits on authorized share capital, as well, the BCBCA uses new forms and terminology and has replaced the Memorandum with a Notice of Articles.

On November 16, 2004, the Company was continued to British Columbia, Canada by the registration of a Certificate of Continuance with the BC Registrar under incorporation number C0708624.

The Company's Articles of continuance place no restriction upon the Company's objects and purposes.

The Company is of the view that the BCBCA provides to shareholders of the Company substantively the same rights as were available to shareholders under the YBCA, including rights of dissent and appraisal and rights to bring derivative and oppression actions. The following is a comparison of some of the principal provisions of the YBCA and the BCBCA that the Company believes may be relevant to shareholders. This summary is not intended to be exhaustive and shareholders should consult their legal advisors with respect to the detailed provisions of the BCBCA and their rights under it. Reference should be made to the full text of both statutes for particulars of the differences.

Note: Within this summary, the term "Articles" when referring to the BCBCA is the equivalent to the "by-laws" under the YBCA. The term "Notice of Articles" when referring to the BCBCA is the equivalent of the "articles" under the YBCA.

SALE OF COMPANY'S UNDERTAKING. Under the BCBCA, a sale of all or substantially all the property of a corporation, other than in the ordinary course of business, of the corporation requires approval by special resolution. The Company's Articles confirm a special resolution, being a resolution passed by a majority of not less than two-thirds of the votes cast by shareholders who voted in respect of the resolution (the "Special Resolution"), must be approved in respect of the proposed sale. The provisions of the YBCA are substantially the same.

ALTERATION TO NOTICE OF ARTICLES OF THE COMPANY. Under the BCBCA, any substantive change to the Notice of Articles of a corporation, such as a change in the name of the corporation and certain changes to the share capital of a corporation, require approval of a Special Resolution in respect of the change. The provisions of the YBCA are substantially the same.

ARTICLE AMENDMENTS. The BCBCA provides that unless the Articles or a unanimous shareholder agreement otherwise provide, the directors may, by resolution, make, amend, or repeal any Articles that regulate the business or affairs of a corporation. However, the directors must submit an Article, or an amendment or a repeal of an Article, to the shareholders of the corporation, and the shareholders may, with approval by way of Special Resolution, confirm, reject or amend the article, amendment or repeal. The provisions of the YBCA are substantially the same in connection with amendments to the by-laws.

AUTHORIZATION OF UNLIMITED NUMBER OF SHARES. The BCBCA permits a corporation to have an unlimited number of shares without par value. The provisions of the YBCA are substantially the same.

RIGHTS OF DISSENT AND APPRAISAL. The BCBCA provides that shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the corporation proposes to (a) amend its articles to alter the restrictions on the powers of the corporation or on the business that the corporation may carry on, (b) adopt an amalgamation agreement, (c) in respect of a resolution to approve an amalgamation under the BCBCA (d) in respect of a resolution approving an arrangement, the terms of which arrangement permits dissent, (e) continue out of the jurisdiction, (f) in respect of a resolution to authorize and ratify the lease or other disposition of all or substantially all its undertaking, (g) in respect of any other resolution, if dissent is authorized by the resolution, or (h) in respect of any court order that permits dissent. The dissenting shareholder is required to strictly comply with the provisions of the BCBCA in order to exercise this remedy. The YBCA provides similar rights to shareholders.

OPPRESSION REMEDIES. Under the BCBCA, a shareholder of a corporation has the right to apply to a court for an order where the business or affairs are being or have been conducted, or the exercise of the directors' of the corporation's or any of its affiliates' powers, in a manner oppressive or unfairly prejudicial to or would unfairly disregard the interests of any shareholder of the corporation. On such an application, the court may make any interim or final order it considers appropriate, including regulating the conduct of the corporation's affairs. Under the YBCA, the oppression remedy is substantially the same as that contained in the BCBCA.

SHAREHOLDER DERIVATIVE ACTIONS. Pursuant to the BCBCA, a complainant, which includes a shareholder, may apply to the court for leave to bring an action in the name of and on behalf of a corporation or any subsidiary, or to intervene in an existing action to which the corporation is a party for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation. On such an application, the court may make any order it thinks fit, including an order authorizing the complainant or any other person to control the conduct of the action. Pursuant to the YBCA, derivative actions are dealt with in substantially the same manner as the BCBCA.

FINANCIAL ASSISTANCE. The BCBCA does not restrict a corporation from giving financial assistance to shareholders or directors of the corporation or an affiliated corporation. The provisions of the YBCA are substantially the same except that in certain cases a solvency test is met.

RECORD DATE FOR VOTING. The BCBCA provides the Company with the ability to fix a record date for voting purposes. Transfers of shares after the record date are not recognized for voting entitlement purposes. The YBCA also provides for the setting of a fixed record date for voting purposes but a transferee of shares requesting to have its name included in the relevant shareholder list at least ten days (or such shorter time as is provided in the by-laws) prior to the meeting is entitled to vote, provided that the transferee can establish that the transferee owns the shares.

REQUISITION OF MEETINGS. The BCBCA provides that holders of not less than five per cent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. The provisions of the YBCA are substantially the same.

FORM OF PROXY AND INFORMATION CIRCULAR. The BCBCA requires that management of a distributing corporation (public company), concurrently with giving notice of a meeting of shareholders, send a form of proxy in prescribed form to each shareholder who is entitled to receive notice of the meeting. Where management of a corporation solicits proxies, an information circular in prescribed form must also accompany the notice of the meeting. The YBCA contains similar provisions.

PLACE OF MEETINGS. The BCBCA provides that meetings of shareholders of a corporation must be held at the place within the Province of British Columbia provided in the articles. A meeting of shareholders of a corporation may however be held at a place outside of British Columbia if the location is approved by the resolution required by the Articles for the purpose, or if no resolution is required for that purpose by the Articles, approved by ordinary resolution. Under the YBCA, meetings of shareholders of a corporation must be held at a location in the Yukon Territory or, if the articles so provide at one or more places specified in the articles, or in the absence of such determination, at the place where the registered office of the corporation is located.

QUORUM OF SHAREHOLDERS. The BCBCA states that the quorum of shareholders of the corporation at a meeting of shareholders is established in the articles of the corporation. If no quorum is established by the articles, the quorum is two shareholders entitled to vote at the meeting whether present in person or by proxy. Under the YBCA, unless the articles of a corporation otherwise provide, a quorum of shareholders is present at a meeting of shareholders (irrespective of the number of persons actually present at the meeting) if holders of a majority of the shares entitled to vote at the meeting are present in person or represented by proxy.

SHAREHOLDER   PROPOSALS.   The  BCBCA  contains  eligibility   requirements  for
shareholders that wish to submit proposals for inclusion in a corporation's proxy materials. The YBCA imposes similar requirements.

DUTIES OF DIRECTORS. The BCBCA provides that subject to any unanimous shareholder agreement, the directors manage, or supervise the management of, the business and affairs of the Company. The YBCA contains substantially the same provisions.

REMOVAL OF DIRECTORS. The BCBCA permits the removal of directors by special resolution. Unless otherwise provided in the articles of a corporation, a quorum of directors may fill a vacancy among the directors, except for a vacancy resulting from an increase in the number or the minimum or maximum number of directors or the failure to elect the number or minimum number of directors provided for in the articles. The YBCA contains substantially the same provisions.

The following is a summary of all material provisions of the Company's Continuation Application and Articles and certain provisions of the BCBCA, applicable to the Company:

         A. DIRECTOR'S POWER TO VOTE ON A PROPOSAL, ARRANGEMENT OR CONTRACT IN WHICH THE DIRECTOR IS MATERIALLY INTERESTED.

                  Under the BCBCA, subject to certain exceptions, a director or senior officer of the Company must disclose any material interest that he personally has, or that he as a director or senior officer of another corporation has in a contract or transaction that is material to the Company and which the Company has entered into or proposes to enter into.

                  A director or senior officer of the Company does not hold a disclosable interest in a contract or transaction if:

                  1. the situation that would otherwise constitute a disclosable interest arose before the coming into force of the BCBCA, and the interest was disclosed and approved under, or was not required to be disclosed under legislation that applied to the Company before the coming into effect of the BCBCA;
                  2. both the Company and the other party to the contract or transaction are wholly owned subsidiaries of the same corporation;
                  3. the Company is a wholly owned subsidiary of the other party to the contract or transaction;

                  4.       the other party to the contract or  transaction  is a
                           wholly owned subsidiary of the Company; or
                  5.       the   director   or  senior   officer   is  the  sole
                           shareholder of the Company or of a corporation of which the Company is a wholly owned subsidiary.

                  A director or senior officer of the Company does not hold a disclosable interest in a contract or transaction merely because:

                  1. the contract or transaction is an arrangement by way of a security granted by the Company for money loaned to, or obligations undertaken by, the director or senior officer, or a person in whom the director or senior officer has a material interest, for the benefit of the Company or an affiliate of the Company;
                  2. the contract or transaction relates to an indemnity or insurance under the BCBCA;
                  3. the contract or transaction relates to the remuneration of the director or senior officer, in that person's capacity as director, officer, employee or agent of the Company or of an affiliate of the Company;
                  4. the contract or transaction relates to a loan to the Company, and the director or senior officer, or a person in whom the director or senior officer has a material interest, is or is to be a guarantor of some or all of the loan; or
                  5. the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the Company and the director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation.

                  A director or senior officer who holds such a material interest must disclose the nature and extent of such interest in writing. The disclosure must be evidenced in writing in a consent resolution, the minutes of a meeting or any other record deposited with the Company's record office. A director who has a disclosable interest in a contract or transaction is not entitled to vote on any directors' resolution to approve that contract or transaction, but may be counted in the quorum at the directors' meeting at which such vote is taken.

         B. DIRECTORS' POWER, IN THE ABSENCE OF AN INDEPENDENT QUORUM, TO VOTE COMPENSATION TO THEMSELVES OR ANY MEMBERS OF THEIR BODY.

                  The compensation of the directors is decided by the directors unless the Board of Directors specifically requests approval of the compensation from the shareholders. If the issuance of compensation to the directors is decided by the directors, a quorum is the majority of the directors in office.

         C. BORROWING POWERS EXERCISABLE BY THE DIRECTORS AND HOW SUCH BORROWING POWERS MAY BE VARIED.

                  The Company, if authorized by the directors, may:

                  1. borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;
                  2. issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;
                  3. guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
                  4. mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

                  The borrowing powers may be varied by amendment to the Articles of the Company which requires approval of the shareholders of the Company by Special Resolution.

         D. RETIREMENT AND NON-RETIREMENT OF DIRECTORS UNDER AN AGE LIMIT REQUIREMENT.

                  There are no such provisions applicable to the Company under the Certificate of Continuance , Notice of Articles, Articles or the BCBCA.

         E.       NUMBER OF SHARES REQUIRED FOR A DIRECTOR'S QUALIFICATION.

                  A director of the Company is not required to hold a share in the capital of the Company as qualification for his office.

DESCRIPTION OF AUTHORIZED SHARES

The authorized capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. A complete description is contained in the Company's Continuation Application.

COMMON SHARES

Of the Company's unlimited common share capital, a total of 16,500,340 common shares were issued and outstanding as of December 31, 2004.

All of the common shares are fully paid and not subject to any future call or assessment. All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Shareholders are not entitled to cumulative voting. Each common share carries with it the right to one vote. The common shares do not have preemptive or conversion rights. In addition, there are no sinking fund or redemption provisions applicable to the common shares or any provisions discriminating against any existing or prospective holders of such securities as a result of a shareholder owning a substantial number of common shares. The Company's board of directors does not stand for re-election at staggered intervals.

PREFERRED SHARES

Of the Company's unlimited preferred share capital, a total of nil preferred shares were issued and outstanding as of January 31, 2005. The Company intends to issued Series 1 preferred shares on closing of the Duport Property Acquisition. Series 1 preferred shares will be entitled to a liquidation preference over the holders of any other shares together with an amount equal to all accrued and unpaid dividends thereon which for such purpose shall be calculated as if such dividends were accruing up to the date of such distribution.

DIVIDEND RECORD

The Company has not paid any dividends on its common shares and has no policy with respect to the payment of dividends.

OWNERSHIP OF SECURITIES AND CHANGE OF CONTROL

Except for the Investment Canada Act, discussed below, there are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or by the constituent documents of the Company.

Any person who beneficially owns or controls, directly or indirectly, more than 10% of the Company's voting shares is considered an insider, and must file an insider report with the British Columbia, Alberta and Ontario Securities Commissions within ten days of becoming an insider disclosing any direct or indirect beneficial ownership of, or control over direction over securities of the Company. In addition, if the Company itself holds any of its own securities, the Company must disclose such ownership.

There are no provisions in the Company's Continuation Application, Notice of Articles and Articles that would have an effect of delaying, deferring or preventing a change in control of the Company operating only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiaries.

CHANGES TO RIGHTS AND RESTRICTIONS OF SHARES

Under the BCBCA and the Company's Articles, if the Company wishes to change the rights and restrictions of the common shares or the preferred shares the Company must obtain the approval of the shareholders by Special Resolution.

SHAREHOLDER MEETINGS

ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

Under the BCBCA and the Company's Articles, the Company's annual general meeting is to be held once in each calendar year and not more than 15 months after the previous meeting. No advance notice will be required to be published at a meeting where directors are to be elected. The Company, under the BCBCA, must give shareholders not less than 21 days' notice of any general meeting of the shareholders.

The Directors may fix in advance a date, which is no fewer than 35 days or no more than 60 days prior to the date of the meeting, as the record date for the meeting. All the holders of common shares as at the record date are entitled to attend and vote at a general meeting.

On a show of hands, every person who is present, a shareholder or proxy holder and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the Chairman of the meeting that the vote upon the resolution has been carried or carried by the necessary majority or is defeated must be entered in the minutes of the meeting and shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against the resolution and the result of the vote so taken shall be the decision of the members upon the said question.

DIFFERENCES FROM REQUIREMENTS IN THE UNITED STATES

Except for the Company's quorum requirements, certain requirements related to related party transactions, the requirement for notice of shareholder meetings, the approval of amendments to the Company's articles and disclosures by certain shareholders of their ownership, which are discussed above, there are no significant differences in the law applicable to the Company, in the areas outlined above, in British Columbia versus the United States. In most states in the United States, a quorum must consist of a majority of the shares entitled to vote. Some states allow for a reduction of the quorum requirements to less than a majority of the shares entitled to vote. Having a lower quorum threshold may allow a minority of the shareholders to make decisions about the Company, its management and activities. In addition, most states in the United States require that a notice of meeting be mailed to shareholders prior to the meeting date. Additionally, in the United States, a director may not be able to vote on the approval of any transaction in which the director has a interest. Generally, most states in the United States require amendments to a company's articles of incorporation to be approved by at least a majority of the votes cast by the holders of the issued and outstanding shares. Some states, or some older corporations, may require approval of amendments by 2/3 of the votes cast by the holders of the issued and outstanding shares. In addition, in the United States voting by separate voting groups may be required on the approval of any such amendments. The Company's common shares are registered with the Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result, under Section 13 of the Act, shareholders beneficially owning more than five percent (5%) of the Company's common shares may be required to make filings with the Securities and Exchange Commission relating to their ownership of the Company's common shares.

MATERIAL CONTRACTS

The following are material contracts entered into by the Company during the two years preceding the date of this annual report:

1. Purchase and Sale Agreement by and between TMK Oil & Gas, Inc. and Westport Petroleum Inc., dated March 1, 2004, relating to the sale of a 3% working interest in the West Ranch Field, Texas for $78,630 (US$60,000) proceeds, resulting in a net loss on sale of $11,031.

2. Letter of Intent by and among Halo Resources Ltd., The Sheridan Platinum Group Ltd. and Mr. Pat Sheridan, dated July 5, 2004. See "Item
         4.  Information  on  the  Company  -  Principal   Properties  -  Duport
         Property".

3. Head of Agreement by and among Halo Resources Ltd. and Wolfden Resources Inc., dated November 12, 2004. See "Item 4. Information on the Company - Principal Properties - Bachelor Lake Property".

EXCHANGE CONTROLS

There are no governmental laws, decrees, or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends, or other payments to non-resident holders of the Company's common stock. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding common stock of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See "Item 10. Additional Information - Taxation".

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote the common stock of the Company under the laws of Canada or the Province of British Columbia or in the charter documents of the Company.

The following discussion summarizes the principal features of the Investment Canada Act for a non-resident who proposes to acquire the common shares.

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act, equals or exceeds $5 million for direct acquisition and over $50 million for an indirect acquisition, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount. A non-Canadian would acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Canada Act, including: (a) an acquisition of the common shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.

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

DIVIDENDS

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax. The Canada- US Income Tax Convention (1980) (the "Treaty") provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

CAPITAL GAINS

In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the disposition of a share of a corporation resident in Canada that is listed on a prescribed stock exchange.
For purposes of the ITA, the Company is listed on a prescribed stock exchange. Non-residents of Canada who dispose of shares of the Company will be subject to income tax in Canada with respect to capital gains if:

         (a)      the non-resident holder;
         (b) persons with whom the non-resident holder did not deal at arm's length; or
         (c) the non-resident holder and persons with whom the non-resident holder did not deal with at arm's length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

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

DISPOSITION OF SHARES OF COMMON STOCK

A US Holder will recognize gain or loss upon the sale of shares of common stock equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received; and (ii) the shareholder's tax basis in the common stock. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the US Holder, and such gain or loss will be long-term capital gain or loss if the US Holder has held the common stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For US Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS

The Company has not determined whether it meets the definition of a "passive foreign investment company" (a "PFIC"). It is unlikely that the Company meets the definition of a "foreign personal holding company" (a "FPHC") or a "controlled foreign corporation" (a "CFC") under current US law.

If more  than  50% of the  voting  power  or value  of the  Company  were  owned
(actually or constructively) by US Holders who each owned (actually or constructively) 10% or more of the voting power of the Company's common shares ("10% Shareholders"), then the Company would become a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company. If (1) more than 50% of the voting power or value of the Company's common shares were owned (actually or constructively) by five or fewer individuals who are citizens or residents of the United States and (2) 60% or more of the Company's income consisted of certain interest, dividend or other enumerated types of income, then the Company would be a FPHC. If the Company were a FPHC, then each US Holder (regardless of the amount of the Company's common shares owned by such US Holder) would be required to include in its taxable income as a constructive dividend its share of the Company's undistributed income of specific types.

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

If the Company or any of its subsidiaries (if any) is deemed to be a PFIC, a United States holder of the Company's common shares would be required to pay an interest charge together with tax calculated at maximum tax rates on certain "excess distributions" (defined to include certain dividends from a PFIC and any gain on the sale of stock of a PFIC) unless such holder made an election either to (1) include in his or her taxable income his or her pro rata share of the PFIC's ordinary earnings and net capital gains under the Qualified Electing Fund rules or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Internal Revenue Code of 1986, as amended. The elections require certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply.

INFORMATION REPORTING AND BACKUP WITHHOLDING

US information reporting requirements may apply with respect to the payment of dividends to US Holders of the Company's shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

INSPECTION OF DOCUMENTS

Copies of the documents referred to in this report may be inspected at the Company's corporate office at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7, during normal business hours.

The Company's documents publicly filed with the SEC may also be viewed and inspected at the SEC's Public Reference Room located at 450 Fifth Street, NW, Washington, D.C. 20549. Copies may also be obtained from the SEC at prescribed rates.


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


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
--------------------------------------------------------------------------------

The Company has changed its domicile and created Series 1 preferred stock. See "Item 4. Information on the Company - History and Development of the Company", "Item 10. Additional Information - Articles of Continuance and Articles" and "Item 10. Additional Information - Description of Authorized Shares - Preferred Shares." These actions have effected the rights of the Company's common shareholders.


ITEM 15. CONTROLS AND PROCEDURES
--------------------------------------------------------------------------------

An evaluation was performed under the supervision and with the participation of the Company's management, including Mr. DeMare, the Company's President, CEO and acting CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act") as of August 31, 2004. Based upon that evaluation, Mr. DeMare, concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms.

During the fiscal year ended August 31, 2004, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.


ITEM 16. [RESERVED]
--------------------------------------------------------------------------------

Not applicable.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.
--------------------------------------------------------------------------------

The Board of Directors has determined that the Company has at least one audit committee financial expert, Mr. Nick DeMare, who serves on the Company's audit committee. Mr. DeMare is not considered to be an "independent director" as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers.


ITEM 16B.  CODE OF ETHICS.
--------------------------------------------------------------------------------

The Company has not yet adopted a code of ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions. Given the Company's current operations, management does not believe a code of ethics is necessary at this stage of the Company's development.


ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.
--------------------------------------------------------------------------------

AUDIT FEES

For the fiscal years ended August 31, 2004 and 2003, the Company's principal accountant billed $11,615 and $14,350, respectively, for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

AUDIT-RELATED FEES

For the fiscal years ended August 31, 2004 and 2003, the Company's principal accountant billed $nil and $nil, respectively, for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees".

TAX FEES

For the fiscal years ended August 31, 2004 and 2003, the Company's principal accountant billed $nil and $nil, respectively, for tax compliance, tax advice, and tax planning services.

ALL OTHER FEES

For the fiscal years ended August 31, 2004 and 2003, the Company's principal accountant billed $nil and $nil, respectively, for products and services other than those set forth above.

PRE-APPROVAL POLICIES AND PROCEDURES

Prior to engaging the Company's accountants to perform a particular service, the Company's audit committee obtains an estimate for the service to be performed. The Company's audit committee reviews and pre-approves all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services provided by the Company's external auditors. Provided the pre-approval of the non-audit services is presented to the audit committee's first scheduled meeting following such approval such authority may be delegated by the audit committee to one or more independent members of the audit committee. The audit committee in accordance with procedures for the Company approved all of the services described above.

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the waiver in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

PRINCIPAL ACCOUNTANT SERVICES

To the best of the Company's knowledge, the percentage of hours expended on the Company's principal accountant's engagement to audit the Company's financial statements for the fiscal year ended August 31, 2004, that were attributed to work performed by persons other than the principal accountant's full-time permanent employees was less than fifty percent (50%).


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

See pages 61 (F-1) through 82 (F-22).


ITEM 18. FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 19. EXHIBITS.
--------------------------------------------------------------------------------

EXHIBIT
NUMBER   DESCRIPTION                                                        PAGE


1.1      Certificate of Continuation and Notice of Articles for
         Halo Resources Ltd.                                                  83

1.2      Articles for Halo Resources Ltd.                                     88

4.1      Purchase and Sale Agreement by and between TMK Oil & Gas,
         Inc. and Westport Petroleum Inc., dated March 1, 2004               126

4.2      Letter of Intent by and among Halo Resources Ltd., The
         Sheridan Platinum Group Ltd. and Mr. Pat Sheridan,
         dated July 5, 2004.                                                 141

4.3      Heads of Agreement by and among Halo Resources Ltd. and
         Wolfden Resources Inc., dated November 12, 2004.                    145

4.16     Stock Option Plan 2004                                              N/A

12.1     Certification of Nick DeMare Pursuant to Rule 13a-14(a)             153

13.1     Certification of Nick DeMare Pursuant to 18 U.S.C. Section 1350     155

(1) Previously filed as an exhibit to the Company's Annual Report on Form 20-F, filed with the Commission on March 12 ,2004. File number 0-30196.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                         HALO RESOURCES LTD.

Dated:   February 2, 2005                /s/   Nick DeMare
         ----------------                ---------------------------------------
                                         Nick DeMare,
                                         President, Chief Executive Officer,
                                         Chief Financial Officer and Director

--------------------------------------------------------------------------------



                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS

                               FOR THE YEARS ENDED

                         AUGUST 31, 2004, 2003 AND 2002



--------------------------------------------------------------------------------

AUDITORS' REPORT




To the Shareholders of
Halo Resources Ltd.


We have audited the consolidated balance sheets of Halo Resources Ltd. as at August 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flow for the years ended August 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2004 and 2003 and the results of its operations and its cash flow for the years ended August 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected assets, liabilities and shareholders' equity as at August 31, 2004 and 2003 and results of operations for the years ended August 31, 2004, 2003 and 2002 to the extent summarized in Note 11 to the consolidated financial statements.

On December 6, 2004 we reported separately to the shareholders of Halo Resources Ltd. on consolidated financial statements as at, and for the years ended, August 31, 2004 and 2003 audited in accordance with Canadian generally accepted auditing standards.

                                                   /s/ D&H Group

Vancouver, BC
December 6, 2004, except as to                     CHARTERED ACCOUNTANTS
Note 12(b) which is as of December 24, 2004







                                       F-2

                                    D&H Group
                          A Partnership of Corporations
               A Member of BHD Association with affiliated offices across Canada and Internationally 10th Floor, 1333 West Broadway, Vancouver B.C. V6H 4C1 www.dhgroup.ca F 604-731-9923 T 604-731-5881

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
                                 AS AT AUGUST 31



                                                      2004             2003
                                                        $                $
                                     ASSETS

CURRENT ASSETS

Cash                                                   329,065            9,805
Amounts receivable                                      12,610            7,113
                                                  ------------     ------------
                                                       341,675           16,918

PETROLEUM AND NATURAL GAS INTERESTS (Note 3)                 -           76,167

UNPROVEN MINERAL INTEREST (Note 3)                      75,906                -
                                                  ------------     ------------
                                                       417,581           93,085
                                                  ============     ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                62,965           19,046
ADVANCES (Note 4)                                            -        1,019,012
                                                  ------------     ------------
                                                        62,965        1,038,058
                                                  ------------     ------------

                        SHAREHOLDERS' EQUITY (DEFICIENCY)

SHARE CAPITAL (Note 5)                              20,914,102       19,537,102

CONTRIBUTED SURPLUS                                    179,611                -

DEFICIT                                            (20,739,097)     (20,482,075)
                                                  ------------     ------------
                                                       354,616         (944,973)
                                                  ------------     ------------
                                                       417,581           93,085
                                                  ============     ============

NATURE OF OPERATIONS (Notes 1, 4 and 11)


APPROVED BY THE BOARD

/s/ NICK DEMARE      , Director
---------------------

/s/ WILLIAM LEE      , Director
---------------------

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                          FOR THE YEARS ENDED AUGUST 31




                                                      2004             2003             2002
                                                        $                $                $

REVENUES

Petroleum and natural gas sales                         81,347           45,346          125,749
Interest and other                                         695           23,878           37,028
                                                  ------------     ------------     ------------
                                                        82,042           69,224          162,777
                                                  ------------     ------------     ------------
EXPENSES

Production                                              21,832           16,810          134,556
Depreciation, depletion and impairment                  10,441        1,251,882          241,789
General and administrative                             183,539          176,947        6,010,537
Stock-based compensation                               179,611                -                -
                                                  ------------     ------------     ------------
                                                       395,423        1,445,639        6,386,882
                                                  ------------     ------------     ------------
LOSS BEFORE THE FOLLOWING                             (313,381)      (1,376,415)      (6,224,105)

INTEREST EXPENSE                                       (29,817)         (60,741)         (70,630)

WRITE-OFF OF AMOUNTS RECEIVABLE                              -          (19,959)               -

LOSS ON SALE OF MARKETABLE SECURITIES                        -          (15,527)         (13,239)

GAIN ON SETTLEMENT OF ADVANCES (Note 4)                 97,207                -                -

LOSS ON SALE OF PETROLEUM AND
    NATURAL GAS INTERESTS                              (11,031)               -                -

WRITE-DOWN OF OTHER ASSETS                                   -                -         (258,699)
                                                  ------------     ------------     ------------
NET LOSS FOR THE YEAR                                 (257,022)      (1,472,642)      (6,566,673)

DEFICIT - BEGINNING OF YEAR                        (20,482,075)     (19,009,433)     (12,442,760)
                                                  ------------     ------------     ------------
DEFICIT - END OF YEAR                              (20,739,097)     (20,482,075)     (19,009,433)
                                                  ============     =============    ============


LOSS PER COMMON SHARE - BASIC AND DILUTED               $(0.05)          $(0.50)          $(2.24)
                                                  ============     ============     ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                        5,654,354        2,926,859        2,926,859
                                                  ============     ============     ============





        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                          FOR THE YEARS ENDED AUGUST 31




                                                                       2004             2003             2002
                                                                         $                $                $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                                  (257,022)      (1,472,642)      (6,566,673)

Items not involving cash
    Depreciation, depletion and impairment                               10,441        1,251,882        6,010,537
    Stock-based compensation                                            179,611                -                -
    Interest expense                                                     29,817           60,741           70,630
    Write-off of amounts receivable                                           -           19,959                -
    Loss on sale of marketable securities                                     -           15,527           13,239
    Loss on sale of petroleum and natural gas interests                  11,031                -                -
    Write-down of other assets                                                -                -          258,699
    Gain on settlement of advances                                      (97,207)               -                -
    Effect of unrealized foreign exchange gain                                -                -          (24,199)
                                                                   ------------     ------------     ------------
                                                                       (123,329)        (124,533)        (237,767)
(Increase) decrease in amounts receivable                                (5,497)          (4,223)          26,093
Decrease in inventory                                                         -                -           70,050
                                                                   ------------     ------------     ------------
Increase (decrease) in accounts payable and accrued liabilities          43,919            9,197          (40,907)
                                                                   ------------     ------------     ------------
                                                                        (84,907)        (119,559)        (182,531)
                                                                   ------------     ------------     ------------
FINANCING ACTIVITIES

Shares issued for cash                                                1,377,000                -                -
Repayment of advances                                                  (951,622)        (117,405)               -
                                                                   ------------     ------------     ------------
                                                                        425,378         (117,405)               -
                                                                   ------------     ------------     ------------
INVESTING ACTIVITIES

Additions to unproven mineral interests                                 (75,906)               -                -
Additions to petroleum and natural gas interests                        (23,935)        (319,757)         (99,517)
Proceeds from sale of petroleum and natural gas interests                78,630           84,907          323,821
Proceeds from sale of marketable securities                                   -           30,594                -
Other assets                                                                  -          114,843           80,019
                                                                   ------------     ------------     ------------
                                                                        (21,211)         (89,413)         304,323
                                                                   ------------     ------------     ------------
INCREASE (DECREASE) IN CASH                                             319,260         (326,377)         121,792

CASH - BEGINNING OF YEAR                                                  9,805          336,182          214,390
                                                                   ------------     ------------     ------------
CASH - END OF YEAR                                                      329,065            9,805          336,182
                                                                   ============     ============     ============


See also Note 10 for supplementary cash flow information.


        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2004, 2003 AND 2002


1.       NATURE OF OPERATIONS

         Halo Resources Ltd. (the "Company") is a resource exploration company which was most recently engaged in the acquisition, exploration and development of crude oil and natural gas interests in the United States. Effective March 1, 2004, the Company sold its remaining oil and natural gas interest. On July 5, 2004, the Company entered into an agreement to acquire an unproven mineral interest. On November 12, 2004, the Company entered into a further option agreement to acquire additional unproven mineral interests. See also Notes 3 and 12(a).

         The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these unproven mineral interests contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as unproven mineral interests and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the unproven mineral interests is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

         As at August 31, 2004, the Company had working capital of $278,710. Subsequent to August 31, 2004, the Company completed an equity financing of approximately $6.4 million, as described in Note 11(b). The Company considers that it has adequate financial resources to maintain its core operations for the next fiscal year.


2.       ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant differences between these principles and those that would be applied under United States generally accepted accounting principles ("US GAAP") are disclosed in Note 11.

         The consolidated financial statements for the 2003 fiscal year included the accounts of the Company and its wholly-owned subsidiaries, Trimark Resources Inc. ("Trimark Inc."), Safari Petroleum, LLC ("Safari") and TMK Oil & Gas Inc. ("TMK"). As described in Note 3(c), during the 2003 fiscal year the Company abandoned its net investment in Trimark Inc. On August 31, 2004, the Company abandoned its investment in Safari which was inactive throughout the 2004 fiscal year, and TMK which had sold its remaining asset, as described in Note 3(b), and became inactive. Intercompany balances and transactions are eliminated on consolidation.

         USE OF ESTIMATES

         The preparation of financial statements in conformity Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the period. Actual results may differ from those estimates.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2004, 2003 AND 2002


2.       ACCOUNTING POLICIES (continued)

         UNPROVEN MINERAL INTERESTS

         Unproven mineral interests costs and exploration, development and field support costs directly relating to mineral interests are deferred until the interests to which they relate is placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the mineral interest is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific mineral interest are expensed as incurred.

         On a periodic basis, management reviews the carrying values of deferred unproven mineral interest acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or interest will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or interest.

         Although the Company has taken steps to verify title to the unproven mineral interests, according to the usual industry standards for the stage of exploration of such mineral interests, these procedures do not guarantee the Company's title. Such mineral interests may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of mineral interests pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral interest costs or recoveries when the payments are made or received.

         PETROLEUM AND NATURAL GAS INTERESTS

         The Company followed the full cost method of accounting for petroleum and natural gas operations. Under this method all costs related to the exploration for and development of petroleum and natural gas reserves were capitalized on a country-by-country basis. Costs included lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties were applied against capitalized costs, without any gain or loss being recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

         Depletion of exploration and development costs and depreciation of production equipment was provided using the unit-of-production method based upon estimated proven petroleum and natural gas reserves. The costs of significant unevaluated properties were excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves were converted into equivalent units based upon relative energy content.

         In applying the full cost method, the Company performed a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of recorded future income taxes and the accumulated provision for site restoration and abandonment costs, was compared annually to an estimate of future net cash flow from the production of proven reserves. Net cash flow was estimated using year end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess was charged against earnings.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2004, 2003 AND 2002


2.       ACCOUNTING POLICIES (continued)

         Substantially all of the Company's oil and gas exploration, development and production activities were conducted jointly with others and, accordingly, these consolidated financial statements reflected the Company's proportionate interest in such activities.

         ASSET RETIREMENT OBLIGATIONS

         The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is charged to earnings using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flow.

         IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

         REVENUE RECOGNITION

         The Company recognized petroleum and natural gas revenues from its interests in producing wells as oil and gas was produced and sold from these wells. The Company had no gas balancing arrangements in place. Oil and gas sold was not significantly different from the Company's product entitlement.

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

         STOCK-BASED COMPENSATION

         Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2004, 2003 AND 2002


2.       ACCOUNTING POLICIES (continued)

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


3.       RESOURCE INTERESTS

                                                      2004             2003
                                                        $                $

         Unproven mineral interests
         Acquisition costs                              75,906                -
                                                  ------------     ------------

         Petroleum and natural gas interests
         Exploration and development costs                   -           87,255
         Less: accumulated depreciation,
               depletion and impairment                      -          (11,088)
                                                  ------------     ------------
                                                             -           76,167
                                                  ------------     ------------
                                                        75,906           76,167
                                                  ============     ============

         (a)      Duport Property, Ontario

                  On July 5, 2004, the Company, The Sheridan Platinum Group Ltd., and Pat Sheridan entered into a letter agreement whereby the Company agreed to acquire a 100% interest in 100 mineral claims (the "Duport Property") over an area of approximately 4,578 acres, located near Kenora, Ontario. Under the terms of the agreement, the Company has the right to acquire the Duport Property by paying $250,000 cash and issuing one million common shares and $8 million in preferred shares of the Company.

                  The preferred shares will have a term of five years and have an annual dividend requirement of $50,000 in years one and two and at 4% thereafter, are non-voting, non-convertible and can be redeemed by the Company. In order to redeem the preferred shares, the Company may at any time on or before the end of the term of the preferred shares:

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2004, 2003 AND 2002


3.       RESOURCE INTERESTS (continued)

                  (i)      make a cash  payment  of $8  million  plus a $400,000
                           bonus,   together   with  any   accrued   and  unpaid
                           dividends; or

                  (ii) provided the dividends payable pursuant to the terms of the preferred shares have been paid to date, the Company may return the Duport Property to the vendors.

                  If the preferred shares have not been redeemed the Company will retract the preferred shares in consideration of $8 million plus accrued unpaid dividends payable in cash or common shares of the Company.

                  The Company has also agreed to pay a 2.5% net smelter return royalty ("NSR") on the first 1.5 million ounces of gold produced and a 5% NSR on the excess. The Company will have the right to buy back a portion of the NSR.

                  As of August 31, 2004, the Company has incurred $75,906 for staking, due diligence, professional and legal costs relating to the acquisition of the Duport Property.

                  Completion of the acquisition of the Duport Property is subject to normal closing conditions including receipt of final regulatory approvals.

         (b) In January 2003, the Company earned a 3% working interest in certain oil and gas leases, known as the West Ranch Field, located in Jackson County, Texas by funding a development program on the subject leases. Effective March 1, 2004, the Company sold its interest in the West Ranch Field to an arms-length private corporation for $78,630 (US $60,000) proceeds and recorded a net loss on sale of $11,031.

         (c) During the 2003 fiscal year, the Company incurred petroleum expenditures totalling $232,502 on the unsuccessful drilling of a side-track well on the Basil Project. In addition, the Company did not participate in any further funding of exploration activities or holding costs relating to the East Lost Hills Project. In light of the results the Board of Directors of the Company determined that the Company could no longer provide further funding to Trimark Inc., which held the Company's East Lost Hills and regional California petroleum interests. Accordingly, during the 2003 fiscal year, the Company recorded an impairment charge of $1,240,794, representing the Company's remaining net investment in Trimark Inc. Effective November 30, 2002, the Company ceased to record the activities of Trimark Inc.

         (d) No write-down was required as a result of the ceiling test performed effective August 31, 2003. The ceiling test is a cost-recovery test and is not intended to result in an estimate of fair market value.

         (e)      See also Note 12(a).

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2004, 2003 AND 2002


4.       ADVANCES

                                                      2004             2003
                                                        $                $

         Advances, bearing interest at 10%
             per annum, due September 1, 2005 (a)            -          718,870
         Advances, non-interest bearing,
             due September 1, 2005 (b)                       -          300,142
                                                  ------------     ------------
                                                             -        1,019,012
                                                  ============     ============

         (a) The Company had previously received advances from a related party and a non-related third party. The related party is a public company which certain of its officers and directors are also officers and directors of the Company. During the 2004 fiscal year, the Company negotiated a settlement of the $748,687 which was outstanding and paid $688,079 cash, resulting in a gain of $60,608.

         (b) Advances had been previously made to the Company by shareholders and directors of the Company for working capital purposes. During fiscal 2004, the Company negotiated a settlement of the $300,142 which was outstanding and paid $263,543 cash, resulting in a gain of $36,599.


5.       SHARE CAPITAL


         Authorized - unlimited common shares without par value
         Issued and outstanding -

                                                2004                      2003                      2002
                                      ------------------------  ------------------------  ------------------------
                                         NUMBER         $          NUMBER         $           NUMBER        $
                                      ------------------------  ------------------------  ------------------------

         Balance, beginning of year     2,926,859   19,537,102    2,926,859   19,537,102    2,926,859   19,537,102
                                      -----------  -----------  -----------  -----------  -----------  -----------
         Issued during the year
         For cash
              Private placements        6,000,000    1,290,000            -            -            -            -
              Exercise of warrants        435,000       87,000            -            -            -            -
         For finder's fees                 82,000       24,600            -            -            -            -
                                      -----------  -----------  -----------  -----------  -----------  -----------
                                        6,517,000    1,401,600            -            -            -            -
         Less:  share issue costs               -      (24,600)           -            -            -            -
                                      -----------  -----------  -----------  -----------  -----------  -----------
                                        6,517,000    1,377,000            -            -            -            -
                                      -----------  -----------  -----------  -----------  -----------  -----------
         Balance, end of year           9,443,859   20,914,102    2,926,859   19,537,102    2,926,859   19,537,102
                                      ===========  ===========  ===========  ===========  ===========  ===========


                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2004, 2003 AND 2002


5.       SHARE CAPITAL (continued)

         (a)      During the 2004 fiscal year, the Company:

                  i) completed a non-brokered private placement of 3,400,000 units at $0.15 per unit, for $510,000 cash proceeds. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of two years, at $0.20 per share on or before March 4, 2005, and at $0.25 per share on or before March 4, 2006. 281,667 units were purchased by the President of the Company; and

                  ii) completed a non-brokered private placement of 2,600,000 units at $0.30 per unit, for $780,000 cash proceeds. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of two years, at $0.40 per share on or before April 15, 2006. 71,000 units were purchased by the President of the Company. The Company also issued 82,000 units, valued at $0.30 per unit, in consideration of $24,600 of a finder's fee. The finder's fee units have the same terms as the private placement units

         (b) The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. The options have a maximum term of ten years.

                  A summary of the Company's options at August 31, 2004, 2003 and 2002, and the changes for the fiscal years ending on those dates is presented below:

                                       -----------------------   -----------------------  ------------------------
                                                2004                       2003                      2002
                                       -----------------------   -----------------------  ------------------------
                                                     WEIGHTED                  WEIGHTED                   WEIGHTED
                                         NUMBER      AVERAGE       NUMBER       AVERAGE       NUMBER      AVERAGE
                                       OF OPTIONS    EXERCISE    OF OPTIONS    EXERCISE     OF OPTIONS    EXERCISE
                                       OUTSTANDING    PRICE      OUTSTANDING     PRICE     OUTSTANDING     PRICE
                                                        $                          $                         $

                  Balance,
                     beginning of year      92,857     0.40          125,000      0.40         226,715      6.44
                  Granted                  810,000     0.61                -        -            7,143      0.40
                  Cancelled/expired        (92,857)    0.40          (32,143)     0.40        (108,858)     1.97
                                       -----------               -----------               -----------
                  Balance, end of year     810,000     0.61           92,857      0.40         125,000      0.40
                                       ===========               ===========               ===========

                  The following table summarizes information about the stock options outstanding and exercisable at August 31, 2004


                   NUMBER OF         NUMBER OF               WEIGHTED AVERAGE
                    OPTIONS           OPTIONS     EXERCISE      REMAINING         WEIGHTED AVERAGE
                  OUTSTANDING       EXERCISABLE    PRICE     CONTRACTUAL LIFE      EXERCISE PRICE

                    750,000           187,500       $0.60       2.75 years               $0.60
                     60,000            60,000       $0.75       2.89 years               $0.75
                    -------           -------
                    810,000           247,500
                    =======           =======

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2004, 2003 AND 2002


5.       SHARE CAPITAL (continued)

                  The fair value of stock options granted to employees, directors and consultants in the 2004 fiscal year is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made:


                        Risk-free interest rate           2.28% - 2.53%
                        Estimated volatility               105% - 106%
                        Expected life                       1.5 years
                        Expected dividend yield                 0%

                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the 2004 fiscal year to the Company's employees, directors and consultants was $0.40 per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         (c) A summary of the number of common shares reserved pursuant to the Company's warrants outstanding at August 31, 2004 and 2003 and the changes for the years ending on those dates is as follows:

                                                           ----------   ----------   ----------
                                                               2004         2003         2002
                                                           ----------   ----------   ----------

                  Balance, beginning of year                        -      468,857      891,867
                  Issued pursuant to private placements     6,000,000            -            -
                  Issued for finder's fee                      82,000            -            -
                  Exercised                                  (435,000)           -            -
                  Expired                                           -     (468,857)    (423,010)
                                                           ----------   ----------   ----------
                  Balance, end of year                      5,647,000            -      468,857
                                                           ==========   ==========   ==========

                  Common shares reserved pursuant to warrants outstanding at August 31, 2004, are as follows:

                  ------------      --------------   ---------------------------
                      NUMBER        EXERCISE PRICE   EXPIRY DATE
                                          $
                  ------------      --------------   ---------------------------

                     2,965,000       0.20 / 0.25     March 4, 2005/March 4, 2006
                     2,682,000          0.40         April 15, 2006
                  ------------
                     5,647,000
                  ============

         (d)      See also Note 3(a) and 12.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2004, 2003 AND 2002


6.       INCOME TAXES

         As at August 31, 2004, the Company has accumulated non-capital losses for income tax purposes of approximately $2,264,000, expiring from 2005 to 2014, which are available for application against future taxable income, the related benefits of which have not been recognized in these financial statements.


7.       RELATED PARTY TRANSACTIONS

         (a) During the 2004 fiscal year, the Company was charged $69,638 (2003 - $153,064; 2002 - $185,020) for management, professional, accounting and administrative services provided by companies controlled by current and former officers of the Company. As at August 31, 2004, accounts payable and accrued liabilities include $6,503 due to these related parties.

         (b) During the 2003 fiscal year the former President of the Company repaid the outstanding principal balance of $114,843 and interest income of $2,242 (2002 - $8,831) to the Company.

         (c) Other related party transactions are disclosed elsewhere in these consolidated financial statements.


8.       SEGMENTED INFORMATION

         During the 2004 fiscal year, the Company's principal activities were the development of petroleum properties in the United States and the acquisition of unproven mineral interests in Canada. As at August 31, 2004, the Company had only recorded deferred costs relating to the unproven mineral interest. The unproven mineral interest and the Company's corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                                  ----------------------------------------------
                                                                       2004
                                                  ----------------------------------------------
                                                  IDENTIFIABLE                           NET
                                                     ASSETS          REVENUES       INCOME (LOSS)
                                                       $                 $                $

         United States - petroleum operations                -           81,347          169,728
         Canada - mineral operations                    75,906                -                -
         Canada - corporate                            341,675              695         (426,750)
                                                  ------------     ------------     ------------
                                                       417,581           82,042         (257,022)
                                                  ============     ============     ============


                                                  ----------------------------------------------
                                                                       2003
                                                  ----------------------------------------------
                                                  IDENTIFIABLE                           NET
                                                     ASSETS          REVENUES       INCOME (LOSS)
                                                       $                 $                $

         United States - petroleum operations           80,226           68,800         (967,993)
         Canada - corporate                             12,859              424         (504,649)
                                                  ------------     ------------     ------------
                                                        93,085           69,224       (1,472,642)
                                                  ============     ============     ============

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2004, 2003 AND 2002


8.       SEGMENTED INFORMATION (continued)

                                                  ----------------------------------------------
                                                                       2002
                                                  ----------------------------------------------
                                                  IDENTIFIABLE                           NET
                                                     ASSETS          REVENUES       INCOME (LOSS)
                                                       $                 $                $

         United States - petroleum operations        1,250,540          139,280       (6,253,150)
         Canada - corporate                            379,681           23,497         (313,523)
                                                  ------------     ------------     ------------
                                                     1,631,221          162,777       (6,566,673)
                                                  ============     ============     ============


9.       FINANCIAL INSTRUMENTS

         The fair values of financial instruments at August 31, 2004 and 2003, were estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to August 31, 2004 and 2003 may differ significantly from that presented.

         Fair  value   approximates  the  amounts  reflected  in  the  financial
         statements for cash, amounts receivable and accounts payable and accrued liabilities.


10.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash operating, investing and financing activities were conducted by the Company as follows:

                                                  ------------     ------------     ------------
                                                      2004             2003             2002
                                                        $                $                $
                                                  ------------     ------------     ------------

         Operating activities
            Reversal of accounts payable and
                  accrued liabilities                        -                -         (169,385)
                                                  ============     ============     ============
         Investing activities
            Reversal of accounts payable and
                   accrued liabilities                       -                -          169,385
                                                  ============     ============     ============
         Financing activities
            Shares issued for finder's fees             24,600                -                -
            Share issue costs                          (24,600)               -                -
                                                  ------------     ------------     ------------
                                                             -                -                -
                                                  ============     ============     ============

         Other supplementary cash flow information

                                                  ------------     ------------     ------------
                                                      2004             2003             2002
                                                        $                $                $
                                                  ------------     ------------     ------------

         Interest paid in cash                         105,484                -                -
                                                  ============     ============     ============
         Income taxes paid in cash                           -                -                -
                                                  ============     ============     ============

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2004, 2003 AND 2002


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

                  Consolidated Statement of Loss

                                                                       2004             2003             2002
                                                                         $                $                $

                  Net loss under Canadian GAAP                         (257,022)      (1,472,642)      (6,566,673)
                  Adjustments for related party transactions (i)              -                -        1,928,229
                  Unproven mineral interest expensed (ii)               (75,906)               -                -
                  Stock-based compensation (iv)                               -                -          (74,614)
                  Other compensation expense (vi)                       (15,503)               -                -
                  Gain on settlement (vii)                              (97,207)               -                -
                  Additional depreciation, depletion
                       and amortization (ix)                                  -             (500)               -
                                                                   ------------     ------------     ------------
                  Net loss under US GAAP                               (445,638)      (1,473,142)      (4,713,058)
                                                                   ============     ============     ============
                  Loss per share under US GAAP                            (0.08)           (0.50)           (1.61)
                                                                   ============     ============     ============

                  Consolidated Balance Sheet

                                                                                        2004             2003
                                                                                          $                $

                  Total assets under Canadian GAAP                                      417,581           93,085
                  Unproven mineral interest expensed (ii)                                (75,906)               -
                  Deferred tax asset (v)                                                 890,000          780,000
                  Less:  Valuation allowance (v)                                        (890,000)        (780,000)
                  Asset retirement cost (ix)                                                   -            7,400
                                                                                    ------------     ------------
                  Total assets under US GAAP                                             341,675          100,485
                                                                                    ============     ============

                  Total liabilities under Canadian GAAP                                   62,965        1,038,058
                  Asset retirement obligations (ix)                                            -            7,900
                  Discount on advances (x)                                                     -          (60,028)
                                                                                    ------------     ------------
                  Total liabilities under US GAAP                                         62,965          985,930
                                                                                    ============     ============

                  Total shareholders' equity under Canadian GAAP                         354,616         (944,973)
                  Unproven mineral interest expensed (ii)                                (75,906)               -
                  Additional depreciation, depletion and amortization (ix)                     -             (500)
                  Discount on advances (x)                                                     -           60,028
                                                                                    ------------     ------------
                  Total shareholders' equity under US GAAP                               278,710         (885,445)
                                                                                    ============     ============


                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2004, 2003 AND 2002


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

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

                           The net loss under US GAAP for the 2002 fiscal year has also been adjusted for the subsequent amortization and impairment charges of these petroleum interest acquisitions costs. There was no impact on the 2003 and 2004 fiscal years.

                  (ii)     Unproven Mineral Interests

                           Unproven mineral interests and deferred exploration costs are accounted for in accordance with Canadian GAAP as disclosed in Note 2. The Company has determined for US GAAP purposes to expense the acquisition and exploration costs relating to unproven mineral interests as incurred. In addition, US GAAP requires that exploration costs not be capitalized until a positive feasibility study is completed. The capitalized costs of such claims would then be assessed for impairment, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral claims would be written down to net recoverable value on a discounted cash flow basis.

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

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2004, 2003 AND 2002


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  (iv)     Stock-Based Compensation

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

                           The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in the 2002 fiscal year:

                                 Risk-free interest rate          4.54%
                                 Expected volatility              118%
                                 Expected lives                 3 years
                                 Expected dividend yield           0%

                           No options were granted during the 2003 fiscal year.

                           For the 2004 fiscal year, the Company believes that its accounting for stock options complies with SFAS 123.

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

                           As at August 31, 2004, the Company has fully reserved the $890,000 tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined. Of the total tax benefit, $145,000 is attributable to the 2004 fiscal year.

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

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2004, 2003 AND 2002


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                           Under US GAAP, loss and capital distributions for the year ended August 31, 2004 would increase by $15,503 (2003 - $nil; 2002 - $nil) and $206,497 (2003 - $nil;
                           2002 - $nil), respectively, and share capital, as at August 31, 2004 would increase by $1,183,402 (2003 -
                           $961,402; 2002 - $961,402). There is no net change to
                           shareholders' equity.

                  (vii)    Settlement with Related Parties

                           US GAAP requires that gains on settlement of advances with related parties be credited to deficit. There is no net change in shareholders' equity.

                  (viii)   Functional Currency

                           The Company's functional currency is the Canadian dollar.

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

                           At the time of adoption, total assets increased by $7,500, and total liabilities increased by $7,500. The amounts recognized upon adoption are based upon numerous estimates and assumptions, including future retirement costs, future recoverable quantities of petroleum and natural gas, future inflation rates and the credit-adjusted risk free interest rate. Changes in asset retirement obligations during the 2004 and 2003 fiscal years were:

                                                                                        2004             2003
                                                                                          $                $

                           Asset retirement obligations at beginning of year               7,900                -
                           Liabilities incurred                                                -            7,500
                           Liabilities settled                                            (7,900)               -
                           Accretion expense (included in depreciation)                        -              400
                                                                                    ------------     ------------
                           Asset retirement obligation at end of year                          -            7,900
                           Less:  current portion                                              -                -
                                                                                    ------------     ------------
                           Long-term portion                                                   -            7,900
                                                                                    ============     ============

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2004, 2003 AND 2002


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                           The Company will adopt Section 3110 "Asset Retirement Obligations" of the CICA Handbook, which is harmonious with SFAS 143, on September 1, 2004 and had no asset retirements obligations at at August 31, 2004.

                  (x)      Imputed Interest on Long-Term Debt

                           US GAAP requires that interest be imputed on debt that does not bear interest. The Company has imputed interest at its estimated incremental borrowing rate of 10%, with an offsetting charge to retained earnings as the debt is held by related parties.

                  (xi)     Development Stage Company

                           The Company is in the exploration stage and, as of July 1, 2004, is considered a development stage company as defined by SFAS 7. To August 31, 2004, the Company has accumulated a deficit of $166,197 while in the development stage.

         (b) The Company's consolidated statements of cash flow comply with US GAAP.

         (c)      New Accounting Standards

                  In May 2003, the Financial Accounting Standards Board ("FASB") issued SFAS 150, "ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY", which addresses how to classify and measure certain financial instruments with characteristics of both liabilities (or assets in some circumstances) and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS 150 on July 1, 2003 had no impact on the Company's financial position and results of operations.

                  In January 2003, the FASB issued Interpretation No. 46 "CONSOLIDATION OF VARIABLE INTEREST ENTITIES" ("FIN 46") (revised December 2003). FIN 46 clarifies the application of Accounting Research Bulletin 51 "CONSOLIDATED FINANCIAL STATEMENTS" to only certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the equity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and the variable interest entities obtained after that date. It applies at the end of the first annual reporting period beginning after June 15, 2003, to variable interests in which an enterprise holds a variable interest which was acquired before February 1, 2003. Adoption of FIN 46 on January 1, 2004 will not materially impact the Company's financial position or results of operations.

                  A similar guideline has been introduced in Canada, Accounting Guideline 15 "CONSOLIDATION OF VARIABLE INTEREST ENTITIES". This guideline applies to annual and interim periods beginning on or after November 1, 2004. The Company is continuing to evaluate the potential impact of Accounting Guideline 15.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2004, 2003 AND 2002


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  In July 2003, the CICA released Section 1100 "GENERALLY ACCEPTED ACCOUNTING PRINCIPLES". This new section establishes standards for financial reporting in accordance with generally accepted accounting principles. It describes what constitutes Canadian GAAP and its sources, replacing "FINANCIAL STATEMENT CONCEPTS" paragraph 1000.59-61. Also, in July 2003, the CICA released Section 1400, "GENERAL STANDARDS OF FINANCIAL STATEMENT PRESENTATION". This section clarifies what constitutes fair presentation in accordance with Canadian GAAP. Both these sections are effective for fiscal years beginning on or after October 1, 2003 and the Company is currently evaluating their impact.

                  In December 2004 the FASB issued SFAS 123(r), "SHARE-BASED PAYMENT". This statement requires all entities to recognize compensation expenses in an amount equal to the fair value of share-based payments granted to employees. The Company believes the requirements of SFAS 123(R) are equivalent to CICA 3870 "STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS", which the Company adopted effective September 1, 2002. The Company therefore does not anticipate the adoption of SFAS 123(R) for US financial reporting purposes will have an impact on the Company's financial position and results of operations.


12.      SUBSEQUENT EVENTS

         (a) On November 12, 2004, the Company entered into an option agreement, with Wolfden Resources Inc. ("Wolfden"), whereby Wolfden assigned to the Company, Wolfden's option to earn a 50% undivided interest in two mining concessions and 51 mineral claims (the "Bachelor Lake Property"), located in the La Sueur Township, Quebec. The Company can acquire Wolfden's option by paying, on closing, $1.25 million and issuing 800,000 units, with each unit comprising one common share and one-half warrant. Each whole warrant will entitle Wolfden to acquire an additional common share at a price of $1.50 for a period of two years. Effective as of November 12, 2004, the Company will also assume the balance of Wolfden's remaining $1.4 million of expenditure commitments under Wolfden's underlying option agreement with the vendor. Upon earning the 50% option interest, the Company will issue a further 400,000 common shares to Wolfden. If project financing is arranged and the Bachelor Lake Property achieves commercial production, the Company will pay to Wolfden a further $250,000, issue 250,000 common shares upon 50,000 ounces of gold or gold equivalent having been produced and a 0.5% NSR.

                  A director of the Company is also a director and officer of Wolfden.

         (b) On December 24, 2004, the Company completed a brokered private placement of (i) 4,342,951 flow- through units (the "FT Units") at a price of $0.95 per FT Unit; and (ii) 2,673,530 units (the "Non FT Units") at a price of $0.85 per Non FT Unit, for total gross proceeds of $6,398,304. Each FT Unit consisted of one common share and one-half share purchase warrant (the "FT Warrant"). Each full FT Warrant entitles the holder to purchase one further share of the Company for a period of two years, at a price of $1.25 on or before December 23, 2005 and, thereafter, at a price of $1.50 on or before December 23, 2006. Each Non FT Unit consists of one common share and one share purchase warrant (the "Non FT Warrant"). Each full Non FT Warrant entitles the holder to purchase

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2004, 2003 AND 2002

12.      SUBSEQUENT EVENTS (continued)

                  one further share of the Company for a period of two years, at a price of $1.10 on or before December 23, 2005 and, thereafter, at a price of $1.35 on or before December 23, 2006.

                  The Company paid the agents a cash commission of $479,873 and issued 701,647 warrants (the "Agents' Warrants"). Each Agents' Warrant is exercisable to purchase one common share at a price of $1.05 on or before December 23, 2006.

                  The Company also issued 40,000 units (the "Corporate Finance Units"). Each Corporate Finance Unit is comprised of one common share and one-half share purchase warrant having the same terms as the Non FT Unit.

         (c) Subsequent to August 31, 2004, the Company granted stock options to purchase 150,000 common shares of the Company at $0.70 per share and 50,000 shares at $0.85 per share, expiring September 27, 2007 and October 18, 2007, respectively.

         (d) On November 2, 2004, the shareholders of the Company approved the authorization of an unlimited number of preferred shares in the Company's share capital.