Form 20-F
period 2005-08-31
HALO RESOURCES LTD
filed 2006-03-14
CIK 1050807

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
                  - FOR THE FISCAL YEAR ENDED AUGUST 31, 2005 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

        SUITE 1280, 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, V6C 2T6
                    (Address of principal executive offices)

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

                 21,005,765 COMMON SHARES AS OF AUGUST 31, 2005

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes         No    X
    ------     ------

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes         No    X
    ------     ------
Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes   X     No
    ------     ------
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer       Accelerated filer        Non-accelerated filer  X
                        ----                    ----                         ---

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    X      Item 18
         ------           ------

If this is an annual report,  indicate by check mark whether the registrant is a
shell company (as defined in Rule 12b-2 of the Exchange Act)  Yes       No   X
                                                                  -----    -----

GENERAL INFORMATION:

UNLESS OTHERWISE INDICATED, ALL REFERENCES HEREIN ARE TO CANADIAN DOLLARS.

THE COMPANY IS REQUIRED UNDER CANADIAN LAW (NATIONAL INSTRUMENT 43-101 STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS) ("NI 43-101") TO CALCULATE AND CATEGORIZE "MINERAL RESERVE", "PROVEN MINERAL RESERVE", "PROBABLE MINERAL RESERVE", "MINERAL RESOURCE", "MEASURED MINERAL RESOURCE", "INDICATED MINERAL RESOURCE" AND "INFERRED MINERAL RESOURCE" UNDER THE CANADIAN INSTITUTE OF MINING METALLURGY AND PETROLEUM ("CIM") STANDARDS ON MINERAL RESOURCES AND RESERVES - DEFINITIONS AND GUIDELINES DATED DECEMBER 11 2005. THESE STANDARDS ESTABLISH DEFINITIONS AND GUIDELINES FOR THE REPORTING OF EXPLORATION INFORMATION, MINERAL RESOURCES AND MINERAL RESERVES IN CANADA. THESE DEFINITIONS HAVE NOT BEEN ADOPTED FOR USE IN THE UNITED STATES OF AMERICA BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"). UNDER THESE GUIDELINES, THE CIM DEFINITIONS OF PROVEN AND PROBABLE MINERAL RESERVES EQUATE TO THE DEFINITIONS OF PROVEN AND PROBABLE RESERVES AS SET OUT IN GUIDE 7 OF THE SECURITIES ACT INDUSTRY GUIDES ADOPTED BY THE SEC ("GUIDE 7"). IN ADDITION, CANADIAN LAW REQUIRES DISCLOSURE OF MINERAL RESOURCES THAT EQUATE TO MEASURED, INDICATED AND INFERRED RESOURCES.

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

indicated resource                      (NI 43-101  definition)  means that part
                                        of  a   mineral   resource   for   which
                                        quantity,  grade or quality,  densities,
                                        shape and physical  characteristics  can
                                        be estimated  with a level of confidence
                                        sufficient  to  allow  the   appropriate
                                        application  of  technical  and economic
                                        parameters, to support mine planning and
                                        evaluation of the economic  viability of
                                        the  deposit.  The  estimate is based on
                                        detailed  and reliable  exploration  and
                                        testing  information   gathered  through
                                        appropriate  techniques  from  locations
                                        such  as   outcrops,   trenches,   pits,
                                        workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

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

inferred resource                       (NI 43-101  definition)  means that part
                                        of a mineral resource for which quantity
                                        and grade or quality can be estimated on
                                        the  basis of  geological  evidence  and
                                        limited sampling and reasonably assumed,
                                        but not verified,  geological  and grade
                                        continuity.  The  estimate  is  based on
                                        limited    information    and   sampling
                                        gathered through appropriate  techniques
                                        from   locations   such   as   outcrops,
                                        trenches,   pits,   workings  and  drill
                                        holes.

intrusion                               general  term for a body of igneous rock
                                        formed below the surface.

km                                      kilometer

m                                       meters

measured resource                       (NI 43-101  definition)  means that part
                                        of  a   mineral   resource   for   which
                                        quantity,  grade or quality,  densities,
                                        shape and physical  characteristics  are
                                        so well  established  that  they  can be
                                        estimated with confidence  sufficient to
                                        allow  the  appropriate  application  of
                                        technical  and economic  parameters,  to
                                        support    production    planning    and
                                        evaluation of the economic  viability of
                                        the  deposit.  The  estimate is based on
                                        detailed   and   reliable   exploration,
                                        sampling    and   testing    information
                                        gathered through appropriate  techniques
                                        from   locations   such   as   outcrops,
                                        trenches, pits, workings and drill holes
                                        that  are  spaced   closely   enough  to
                                        confirm   both   geological   and  grade
                                        continuity.

mineral reserve                         (NI   43-101   definition)   means   the
                                        economically mineable part of a measured
                                        or indicated resource demonstrated by at
                                        least a preliminary  feasibility  study.
                                        This   study   must   include   adequate
                                        information   on   mining,   processing,
                                        metallurgical,    economic   and   other
                                        relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

mineral resource                       (NI    43-101     definition)    is    a
                                        concentration or occurrence of diamonds,
                                        natural  solid  inorganic  material,  or
                                        natural   solid    fossilized    organic
                                        material  including  base  and  precious
                                        metals, coal, and industrial minerals in
                                        or on the Earth's crust in such form and
                                        quantity  and of such  grade or  quality
                                        that  is has  reasonable  prospects  for
                                        economic   extraction.   The   location,
                                        quantity,        grade,       geological
                                        characteristics   and  continuity  of  a
                                        mineral resource are known, estimated or
                                        interpreted   from   specific   geologic
                                        evidence and knowledge.

petrographic                            the  description and  classification  of
                                        rocks.

porphyry                                rock type with mixed crystal sizes, i.e.
                                        containing phenocrysts of one or more minerals.

probable mineral reserve                (NI 43-101  definition) the economically
                                        mineable  part of an  indicated,  and in
                                        some  circumstances  a measured  mineral
                                        resource  demonstrated  by  at  least  a
                                        preliminary   feasibility   study.  This
                                        study must include adequate  information
                                        on  mining,  processing,  metallurgical,
                                        economic,  and  other  relevant  factors
                                        that   demonstrate,   at  the   time  of
                                        reporting, that economic extraction can be justified.

probable (indicated) reserves           (SEC Guide 7  definition)  reserves  for
                                        which  quantity and grade and/or quality
                                        are computed from information similar to
                                        that   used   for   proven    (measured)
                                        reserves,  but the sites for inspection,
                                        sampling,  and  measurement  are farther
                                        apart or are otherwise  less  adequately
                                        spaced.   The   degree   of   assurance,
                                        although  lower  than  that  for  proven
                                        (measured)  reserves,  is high enough to
                                        assume  continuity   between  points  of
                                        observation.

proven (measured) reserves              (SEC Guide 7  definition)  reserves  for
                                        which  (a)  quantity  is  computed  from
                                        dimensions    revealed   in    outcrops,
                                        trenches, workings or drill holes; grade
                                        and/or  quality  are  computed  from the
                                        results of  detailed  sampling;  and (b)
                                        the sites for  inspection,  sampling and
                                        measurement  are spaced so  closely  and
                                        the   geologic   character  is  so  well
                                        defined  that  size,  shape,  depth  and
                                        mineral    content   of   reserves   are
                                        well-established.

proven mineral reserve                  (NI   43-101   definition)   means   the
                                        economically mineable part of a measured
                                        resource  demonstrated  by  at  least  a
                                        preliminary   feasibility   study.  This
                                        study must include adequate  information
                                        on  mining,  processing,  metallurgical,
                                        economic,  and  other  relevant  factors
                                        that   demonstrate,   at  the   time  of
                                        reporting, that economic extraction is justified.

pyrite                                  iron sulphide

Qualified Person                        means  an  individual   who  (a)  is  an
                                        engineer or  geoscientist  with at least
                                        five  years  of  experience  in  mineral
                                        exploration,    mine    development   or
                                        operation or mineral project assessment,
                                        or any  combination  of  these;  (b) has
                                        experience   relevant   to  the  subject
                                        matter of the  mineral  project  and the
                                        technical report; and (c) is a member in
                                        good   standing   of   a    professional
                                        association.

reserve (SEC Guide 7 definition) that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

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


ITEM 3.  KEY INFORMATION.
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

The selected financial data of the Company for the years ended August 31, 2005, 2004 and 2003, was derived from the consolidated financial statements of the Company which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and audited by D & H Group LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this report. The selected financial data set forth for the years ended August 31, 2002 and 2001 are derived from the Company's audited consolidated financial statements, not included herein.

The information in the following table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects".

Reference is made to Note 16 of the Company's consolidated financial statements included herein for a discussion of the material differences between Canadian GAAP and US GAAP, and their effect on the Company's financial statements.


                                        -----------------------------------------------------------
                                                      ($ IN 000, EXCEPT PER SHARE DATA)
                                        -----------------------------------------------------------
                                                            YEAR ENDED AUGUST 31,
                                        -----------------------------------------------------------
                                             2005         2004        2003         2002        2001
                                        ---------    ---------   ---------    ---------   ---------

Revenues                                      $31          $82         $69         $163        $635
Production expenses                             -          $22         $17         $135        $185
Depreciation, depletion and impairment         $4          $10      $1,252       $6,011      $5,168
General and administrative expenses        $1,060         $184        $177         $242        $330
Stock-based compensation                     $559         $180           -            -           -
Net loss                                   $(368)       $(257)    $(1,473)     $(6,567)    $(5,048)
Loss per share                            $(0.02)      $(0.05)     $(0.50)      $(2.24)     $(2.03)
Weighted average number of shares          16,050        5,654       2,927        2,927       2,480
Dividends per share                             -            -           -            -           -
Working capital (deficiency)                 $507         $279        $(2)          $77          $6
Resource interests                        $22,759          $76         $76       $1,111      $7,022
Other assets                                  $78            -           -         $115        $619
Shareholders' equity                       $9,078         $355      $(945)         $528      $7,094
Capital stock                             $28,488      $20,914     $19,537      $19,537     $19,537
Contributed surplus                          $739         $180           -            -           -
Total assets                              $23,929         $418         $93       $1,631      $8,168
                                        -----------------------------------------------------------

ADJUSTMENT TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from US GAAP. The material differences between Canadian and US GAAP, in respect of these consolidated financial statements, are summarized in the tables below.

Consolidated Statement of Loss

                                                                       2005            2004            2003
                                                                         $               $               $

Net loss under Canadian GAAP                                         (1,697,110)       (257,022)     (1,472,642)
Unproven mineral interest expensed (i)                              (22,683,427)        (75,906)              -
Other compensation expense (iii)                                        (12,144)        (15,503)              -
Gain on settlement (iv)                                                       -         (97,207)              -
Additional depreciation, depletion and amortization (vi)                      -               -            (500)
Deferred income tax expense (vii)                                    (1,103,364)              -               -
                                                                   ------------    ------------    ------------
Net loss under US GAAP                                              (25,496,045)       (445,638)     (1,473,142)
                                                                   ============    ============    ============

Loss per share under US GAAP                                              (1.59)          (0.08)          (0.50)
                                                                   ============    ============    ============

Consolidated Balance Sheet

                                                                       2005            2004
                                                                         $               $

Total assets under Canadian GAAP                                     23,928,682         417,581
Unproven mineral interest expensed (i)                              (22,759,333)        (75,906)
Deferred tax asset (ii)                                                       -         890,000
Less:  Valuation allowance (ii)                                               -        (890,000)
                                                                   ------------    ------------
Total assets under US GAAP                                            1,169,349         341,675
                                                                   ============    ============

Total liabilities under Canadian GAAP                                14,850,721          62,965
                                                                   ------------    ------------
Total liabilities under US GAAP                                      14,850,721          62,965
                                                                   ============    ============

Total shareholders' equity under Canadian GAAP                        9,077,961         354,616
Unproven mineral interest expensed (i)                              (22,759,333)        (75,906)
                                                                   ------------    ------------
Total shareholders' equity (deficiency) under US GAAP               (13,681,372)        278,710
                                                                   ============    ============

(i)      Unproven Mineral Interests

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

(ii)     Income Tax

         Under Canadian GAAP, deferred tax assets relating to the potential benefit of income tax loss carryforwards are not recognized unless the realization of the benefit is more likely than not. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be recognized to fully offset the deferred tax asset.

         As at August 31, 2004, the Company had fully reserved the $890,000 tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit could not be determined. Of the total tax benefit, $145,000 was attributable to the 2004 fiscal year.

         During the 2005 fiscal year, the Company recognized a future income tax asset of its entire loss carryforward amount as the taxable temporary differences related to the Company's issuance of flow-through common shares are expected to reverse during the loss carryforward period. As a result, there is no longer a US GAAP difference as the future income tax asset for Canadian GAAP is the same as the deferred income tax asset for US GAAP.

(iii)    Private Placements of Common Stock

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

         Under US GAAP, loss and capital distributions for the 2005 fiscal year would increase by $12,144 (2004 - $15,503; 2003 - $nil) and $966,502
         (2004 - $206,497; 2003 - $nil), respectively, and share capital, as at August 31, 2005, would increase by $2,162,048 (2004 - $1,183,402; 2003
         - $961,402). There is no net change to shareholders' equity.

(iv)     Settlement with Related Parties

         US GAAP requires that gains on settlement of advances with related parties be credited to deficit. There is no net change in shareholders' equity.

(v)      Functional Currency

         The Company's functional currency is the Canadian dollar.

(vi)     Asset Retirement Obligations

         On September 1, 2003, the Company adopted SFAS 143 - Asset Retirement Obligations ("SFAS 143") for US GAAP reporting purposes. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires companies to record the present value of obligations associated with the retirement of tangible long-lived assets in the period in which it is incurred. The liability is capitalized as part of the related long-lived asset's carrying amount. Over time, accretion of the liability is recognized as an operating expense and the capitalized cost is depreciated over the expected useful life of the related asset. The Company's asset retirement obligations relate primarily to the plugging, dismantlement, removal, site reclamation and similar activities of its petroleum and natural gas interests. Prior to adoption of SFAS 143, such obligations were accrued ratably over the productive lives of the assets through its depreciation, depletion and amortization of petroleum and natural gas interests without recognizing a separate liability for such amounts.

         At the time of adoption, during the 2003 fiscal year, total assets and total liabilities increased by $7,500. The amounts recognized upon adoption are based upon numerous estimates and assumptions, including future retirement costs, future recoverable quantities of petroleum and natural gas, future inflation rates and the credit-adjusted risk free interest rate. During the 2004 fiscal year, the petroleum and natural gas interest was sold and the asset retirement obligation was settled. Changes in asset retirement obligations during the 2004 and 2003 fiscal years were:


                                                                       2004            2003
                                                                         $               $

         Asset retirement obligations, beginning of year                  7,900               -
         Liabilities incurred                                                 -           7,500
         Liabilities settled                                             (7,900)              -
         Accretion expense (included in depreciation)                         -             400
                                                                   ------------    ------------
         Asset retirement obligation, end of year                             -           7,900
         Less:  current portion                                               -               -
                                                                   ------------    ------------
         Long-term portion                                                    -           7,900
                                                                   ============    ============

         On  September  1,  2004,  the  Company   adopted  Section  3110  "Asset
         Retirement Obligations" of the CICA Handbook, which is harmonious with SFAS 143. As such, there is no longer a US GAAP difference.

(vii)    Canadian Flow-Through Shares

         During the 2005 fiscal year, the Company issued 4,626,364 flow-through common shares for gross proceeds of $4,395,046. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. Under Canadian GAAP, the flow-through shares are recorded at their face value when issued and the renunciation of such expenditures is accounted for as a financing cost related to the flow-through issuance and results in a reduction of share capital with a corresponding increase in the Company's future income tax liability.

         US GAAP requires that the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. This liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

         Under US GAAP loss for the 2005 fiscal year and share capital as at August 31, 2005, would increase by $1,103,364. There is no net change in shareholders' equity.

(viii)   Capitalization of Dividend on Redeemable Preferred Shares

         As part of the Duport Property acquisition, the Company issued mandatory redeemable preferred shares. Due to the characteristics of these preferred shares, for both Canadian and US GAAP, the preferred shares are accounted for as liabilities.

         Under Canadian GAAP, dividends paid on shares accounted for as liabilities should be disclosed as interest rather than as a charge to capital. As such, the Company has decided to capitalize the dividends paid as a carrying cost directly attributable to the unproven mineral interest.

         Under US GAAP, SFAS 34 - Capitalization of Interest Cost ("SFAS 34") lists assets qualifying for interest capitalization. The exploration of unproven mineral interests does not qualify. As such, $41,667 of capitalized dividends on redeemable preferred shares would be separately charged to earnings. There is no net change to net loss under US GAAP.

(ix)     Development Stage Company

         The Company is in the exploration stage and, as of July 1, 2004, is considered a development stage company as defined by SFAS 7. To August 31, 2005, the Company has accumulated a deficit of $25,662,242 while in the development stage.

The Company's consolidated statements of cash flow comply with US GAAP.

New Technical Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued its final standard on accounting for employee stock options, SFAS No. 123 (Revised
2004) - Share-Based Payment ("SFAS 123(R)"). SFAS 123(R) replaces SFAS No. 123 - Accounting for Stock-Based Compensation ("SFAS 123"), and supersedes APB 25 - Accounting for Stock Issued to Employees. SFAS 123(R) requires companies to measure compensation costs for all share-based payments, including grants of employee stock options, based on the fair value of the awards on the grant date and to recognize such expense over the period during which an employee is required to provide services in exchange for the award. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. SFAS 123(R) is effective for all awards granted, modified, repurchased or cancelled after, and to unvested portions of previously issued and outstanding awards vesting after, interim or annual periods, beginning after December 15, 2005, which for the Company will be the second quarter of fiscal 2006. This Company is currently evaluating the effect of adopting SFAS 123(R) on our financial position and results of operations. The Company currently estimates the adoption of SFAS 123(R) will result in expenses in amounts that are similar to the current pro forma disclosures under SFAS 123.

The FASB has also issued SFAS No. 153 - Exchange of Non-Monetary Assets ("SFAS 153") which is effective for fiscal years ending after June 15, 2005. SFAS 153 refines the circumstances under which non-monetary transactions should be accounted for at fair value. The adoption of SFAS 153 is not expected to have an effect on the Company's financial position.

The FASB has also issued SFAS No. 154 - Accounting Changes and Error Corrections
- A Replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"), which is effective for fiscal years ending after December 15, 2005. SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis. The adoption of SFAS 154 is not expected to have an effect on the Company's financial position.

EXCHANGE RATE HISTORY

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one US dollar for the fiscal years ended August 31, 2005, 2004, 2003, 2002 and 2001.

         -----------------------------------------------------------
         PERIOD                                             AVERAGE
         -----------------------------------------------------------
         September 1, 2004 - August 31, 2005                 0.8160
         September 1, 2003 - August 31, 2004                 0.7518
         September 1, 2002 - August 31, 2003                 0.6767
         September 1, 2001 - August 31, 2002                 0.6355
         September 1, 2000 - August 31, 2001                 0.6537


The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one US dollar for the six-month period ended February 28, 2006.

         ----------------------------------------------------------
         MONTH                             HIGH               LOW
         ----------------------------------------------------------
         February 2006                    0.8788             0.8638
         January 2006                     0.8744             0.8526
         December 2005                    0.8690             0.8521
         November 2005                    0.8579             0.8361
         October 2005                     0.8579             0.8413
         September 2005                   0.8615             0.8418


Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The noon rate of exchange on February 28, 2006, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN $1.1379 (US $0.8788 = CDN $1.00).

RISK FACTORS

The Company has, in the past, conducted business primarily in the petroleum and natural gas industry. As of the date of this annual report, the Company no longer is active in this industry. The Company currently owns or has an interest in three projects which will result in the Company conducting mineral exploration activities. See "Item 4. Information on the Company - Principal Properties". The following risk factors apply to the Company's mineral exploration activities.

THE COMPANY HAS LIMITED FINANCIAL RESOURCES AND IF THE COMPANY IS UNABLE TO SECURE ADDITIONAL FUNDING AND/OR IF THE COMPANY'S EXPLORATION PROGRAMS ARE UNSUCCESSFUL, THE COMPANY MAY FAIL.

Mineral exploration involves significant risk and few properties that are explored are ultimately developed into producing mines. Substantial expenditures may be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metals from the ore and to construct the mining and processing facilities at any site chosen for mining. The Company's proposed exploration programs may not result in any commercial mining operation. The Company's interests relate to unproved mineral claims which are without a known body of commercial ore and the proposed programs are an exploratory search for ore. The Company intends to carry out exploration with the objective of establishing an economic body of ore. If the Company's proposed exploration programs are successful, additional funds will be required for the development of an economic ore body and to place it into commercial production. The only sources of future funds presently available to the Company are the sale of equity capital, the exercise of warrants and options or the offering by the Company of an interest in the mineral claim to be earned to another party or parties. If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims and/or may be required to cease operations.

IT IS UNLIKELY THAT ANY OF THE PROPERTY INTERESTS OWNED BY THE COMPANY WILL CONTAIN "RESERVES"; THEREFORE, IT IS LIKELY THAT THE FUNDS SPENT BY THE COMPANY ON ITS EXPLORATION ACTIVITIES WILL BE LOST.

All of the Company's property interests are in the exploration stage and do not contain any "reserves", as that term is defined in Industry Guide 7 adopted by the SEC. The term "reserves" is defined in Industry Guide 7 as "that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination." Industry Guide 7 is available from the
SEC's        website       at        HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/forms/
industry.htm#secguide7.

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

The Company is currently without a source of revenue and will most likely be required to issue additional shares to settle its debentures, to pay the interest on the preferred stock and/or to redeem or retract the preferred stock issued in connection with the Duport Property acquisition, to make any bonus payments in connection with the Bachelor Lake transaction, to finance its activities and, depending on the outcome of its proposed exploration programs, may issue additional shares to finance additional exploration programs on any or all of its projects or to acquire additional properties. The issuance of additional shares will cause the Company's existing shareholders to experience dilution of their ownership interests.

THE PRICE OF THE COMPANY'S COMMON SHARES IS SUBJECT TO MARKET FLUCTUATIONS AND VOLATILITY WHICH MAY NOT BE RELATED TO THE COMPANY'S OPERATIONS AND SUCH FLUCTUATIONS MAY IMPACT THE COMPANY'S ABILITY TO COMPLETE EQUITY FINANCINGS; IF THE COMPANY CANNOT COMPLETE ADDITIONAL EQUITY FINANCINGS, IT MAY NOT BE ABLE TO CONTINUE ITS OPERATIONS.

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly junior natural resources exploration companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares fluctuated from a low of $0.38 to a high of $1.59 during the 12-month period ending February 28, 2006. Continued price fluctuations will have a significant impact on the Company's ability to complete equity financings.

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

The Company will rely upon consultants and others for exploration expertise. If any of the Company's property interests or option interests merit development, substantial expenditures will be required to advance the projects beyond the exploration stage. The Company may not discover minerals in sufficient quantities to justify commercial operations and the Company may not be able to obtain the funds required for its activities on a timely basis. The economics of exploring for gold, silver and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

THE COMPANY MAY INCUR LIABILITY FOR CERTAIN RISKS AGAINST WHICH THE COMPANY DOES NOT HAVE INSURANCE, WHICH COULD REDUCE OR ELIMINATE ANY FUTURE PROFITABILITY AND NEGATIVELY IMPACT THE PRICE OF THE COMPANY'S SHARES.

In the course of exploration of mineral concessions, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. The Company currently does not have any insurance coverage on its property holdings or its mineral option interests.

THE COMPANY (OR THE OPTIONOR OF THE PROPERTY) MAY NOT HAVE PROPER TITLE TO ITS PROPERTIES AND, AS A RESULT, THE COMPANY MAY INCUR SIGNIFICANT EXPENSES TO OBTAIN PROPER TITLE, OR MAY HAVE TO ABANDON ANY SUCH PROPERTIES.

The Company owns and has under option, unpatented and patented mining claims, mineral claims or concessions which constitute the Company's property holdings. The ownership and validity of unpatented mining claims and concessions are often uncertain and may be contested.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm that it has acquired, or upon exercise of any option, can acquire, satisfactory title to the properties but does not intend to obtain title insurance with respect to such properties. The possibility exists that title to one or more of the concessions in which the Company has an interest, particularly title to undeveloped claims, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions.

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

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its key officers, Mr. Marc Cernovitch, a director, President, and Chief Executive Officer of the Company, Mr. Nick DeMare, Chairman and Chief Financial Officer of the Company and Mr. Tom Healy, a director, Senior Vice-President and Chief Operating Officer for the Company. The loss of services of Messrs. DeMare, Cernovitch or Healy, respectively, could have a material adverse effect on the Company. The Company has not obtained key-man life insurance on any of its officers or directors. The Company's ability to recruit and retain highly qualified management personnel is critical to its success; if it is unable to do so this may materially affect the Company's financial performance.

THE MAJORITY OF THE COMPANY'S CURRENT CORPORATE OPERATIONS ARE PERFORMED BY OTHER THAN COMPANY PERSONNEL AND IF SUCH PERSONNEL ARE NOT AVAILABLE IN THE FUTURE, THE COMPANY MAY INCUR SIGNIFICANT EXPENSES TO FIND SUITABLE REPLACEMENTS AND/OR TO HIRE OTHER PERSONNEL.

Corporate accounting, management and administration are provided, in part, by Chase Management Ltd. ("Chase"), a company owned by Mr. Nick DeMare, Chairman and Chief Financial Officer of the Company. In the event the Company needs to employ additional personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company operates. There can be no assurance, however, that such personnel will be available in the future. In addition, it cannot be predicted whether the labor staffing at any of the Company's projects will be unionized, which may result in potentially higher operating costs.

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

INVESTORS IN THE UNITED STATES MAY NOT BE ABLE TO ENFORCE THEIR CIVIL LIABILITIES AGAINST THE COMPANY OR ITS DIRECTORS AND OFFICERS.

It may be difficult to bring and enforce suits against the Company. The Company is a corporation domiciled in British Columbia. None of the Company's directors and officers are residents of the United States, and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for U.S. holders of the Company's common shares to effect service of process on these persons within the United States or to enforce judgments obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company or its officers and directors. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company, its officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company, its officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

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

The primary market for the Company's common stock is the TSXV, which classifies listed companies into two different tiers based on standards, which include historical financial performance, stage of development, and financial resources of the listed company. Tier 1 is the TSXV's premier tier and is reserved for the TSXV's most advanced issuers with the most significant financial resources. Tier 1 issuers benefit from decreased filing requirements and improved service standards. The majority of the companies listed on the TSXV are Tier 2 companies. The Company trades on the TSXV under the symbol "HLO" and is classified as a Tier 2 company.

Effective November 23, 2005, the Company's Series A Warrants and Series B Warrants were listed and posted for trading on the TSXV under the symbols "HLO.WT.A" and "HLO.WT.B", respectively.

Effective August 7, 2000, the Company's common stock was listed for quotation on the Over-the-Counter Bulletin Board (the "OTC Bulletin Board") operated by the National Association of Securities Dealers, where it currently trades under the symbol "HLOSF.OB".

In addition, since February 2005, the Company's common stock has been listed on the Frankfurt Stock Exchange ("FSE") and XETRA (Electronic Dealing System) under the trading symbol "HRL".

The Company's executive and principal business office is located at Suite 1280, 625 Howe Street, Vancouver, British Columbia, V6C 2T6. The contact person is Marc Cernovitch, President and Chief Executive Officer of the Company. The telephone number is (604) 484-0068 and the facsimile number is (604) 484-0069. The Company's registered office is located at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7. The Company does not have a registered agent in the United States.

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

On July 5, 2004, the Company entered into an agreement to acquire a 100% interest in the Duport Property (the "Duport HOA") with the Sheridan Platinum Group and Mr. Pat Sheridan (collectively, the "Sheridan Group"). Under the Duport HOA, the Company had the right to acquire a 100% interest in the property by paying $250,000 on closing, together with the issuance of one million common shares and $8 million in series 1 preferred shares (the "Series 1 Preferred Shares") and the grant of a 2.5% net smelter return royalty ("NSR") on the first
1.5 million ounces of gold produced and a 5% NSR on all amounts in excess thereof. The transaction received shareholder approval at the Company's November 2, 2004 special meeting of shareholders and the February 9, 2005 annual and special meeting of shareholders. The option was exercised pursuant to the execution of a definitive agreement between Halo and The Sheridan Group dated February 18, 2005 (the "Duport Agreement") and the transaction closed effective March 24, 2005. The Series 1 Preferred Shares have a term of five years and are subject to the dividend, redemption, retraction and voting privileges set forth below. See "Item 4. Information on the Company - Principal Properties".

On November 12, 2004, the Company entered into an option agreement to earn a 50% interest in the Bachelor Lake Property with Wolfden Resources Inc. ("Wolfden"). A definitive agreement (the "Assignment and Assumption Agreement") was subsequently executed on April 15, 2005. Under the terms of the Assignment and Assumption Agreement, Wolfden assigned to the Company its option to earn a 50% interest in the Bachelor Lake Property from Metanor Resources Inc. ("Metanor") by paying to Wolfden an aggregate of $1,943,123 (comprised of $650,000 in acquisition costs and $1,293,123 in reimbursement of exploration expenditures) and issuing 2.1 million common shares subject to a 12-month contractual hold period. Upon securing project financing and the commencement of commercial production on the property resulting in a minimum of 50,000 ounces of gold or silver equivalent being produced, the Company will pay a bonus payment to Wolfden in the amount of $250,000 cash and 250,000 common shares. The Company has also agreed to pay Wolfden a net smelter return royalty of 0.5% on the Company's share of the net smelter return. The Company also assumed Wolfden's $3 million exploration funding commitment at Bachelor Lake. Effective May 18, 2005, the Company and Metanor entered into an agreement whereby Metanor acknowledged the Assignment and Assumption Agreement and the terms of the underlying option agreement on the Bachelor Lake Property were amended. Under the amendment, the Company could exercise its option to earn the 50% interest in the Bachelor Lake Property by spending a minimum of $500,000 of exploration on the Bachelor Lake Property and paying $100,000 to Metanor. All of the required exploration funding has subsequently been expended. On September 21, 2005, the Company exercised its option and paid $100,000 to Metanor. The Company and Metanor subsequently executed a definitive joint venture agreement (the "Bachelor Lake JV Agreement") setting forth the terms and conditions governing the relationship between the parties and providing for the means by which each of them shall participate in the exploration, development and mining activities on the Bachelor Lake Property dated July 1, 2005. See "Item 4. Information on the Company - Principal Properties".

On February 9, 2005, the Company signed a letter of intent (the "Quarter Moon LOI") with Endowment Lakes (2002) Limited Partnership ("Endowment Lakes") granting the Company the option to earn up to an 80% interest in the Quarter Moon Lake Gold Property in north-central Manitoba. Under the Quarter Moon LOI, the Company was granted the right to acquire an initial 51% interest in the property by paying $40,000 and issuing 50,000 common shares upon regulatory approval of the transaction, completing a $250,000 minimum work commitment in the first year, paying a further $40,000 and issuing 50,000 common shares on the first anniversary and completing a further $300,000 minimum work commitment in the second year. The Company was granted the further option to earn an additional 29% interest by completing an additional $1.5 million in exploration and development over a subsequent two year period and paying an additional $40,000 and issuing 50,000 common shares on or before the third anniversary of the Quarter Moon LOI. The Company is responsible for advancing the property to production and will recover all costs out of production prior to sharing in profits on an 80:20 basis. Endowment Lakes will hold a 1% net smelter returns royalty on production from the property which may be purchased at any time by the Company for $1 million. See "Item 4. Information on the Company - Principal Properties".

During the period from October 14 to November 30, 2005, the Company staked and submitted for recording a total of 51 mining claims comprising approximately 9,500 hectares in the Sherridon area in north-central Manitoba (the "Sherridon Property"). The claims were subsequently accepted by the Mining Recorder's office. The claims are located approximately 70 kilometres north of Flin Flon Manitoba in the immediate vicinity of the historic Sherritt Gordon Mine and also the Quarter Moon Lake Gold Property where the Company has an option to acquire an 80% interest in five additional claims bringing the total in the area to 56 claims and 10,972 hectares. See "Item 4. Information on the Company - Principal Properties".

On December 23, 2004, the Company completed a brokered private placement whereby it issued 4,317,951 flow-through units at a price of $0.95 per flow-through unit and 2,673,530 non flow-through units at a price of $0.85 per unit for aggregate gross proceeds of $6.4 million. Each flow-through unit was comprised of one flow-through common share and one-half of one common share purchase warrant
(each whole warrant a "Series A Warrant"), with each Series A Warrant exercisable to purchase one additional non flow-through common share for a period of two years at a price of $1.25 during the first year and $1.50 during the second year. Each non flow-through unit is comprised of one common share and one common share purchase warrant ("Series B Warrant") exercisable to purchase one additional common share for a period of two years at a price of $1.10 during the first year and $1.35 during the second year. The proceeds were used for exploration and development and for general corporate purposes.

On January 20, 2005, the Company issued an additional 151,834 flow-through units and 25,000 non flow-through units on a non-brokered private placement basis on substantially similar terms as described above for aggregate gross proceeds of $165,492.

On February 3, 2005, the Company completed a further non-brokered private placement of 131,579 flow-through units at a price of $0.95 per unit on substantially similar terms as described above for aggregate gross proceeds of $125,000.

On September 14, 2005, the Company completed a non-brokered private placement whereby it issued 2,319,642 flow-through common shares at $0.70 per share and 1,675,500 non flow-through units at $0.60 per share, for aggregate gross proceeds of $2,629,049. Each unit was comprised of one common share and one common share purchase warrant exercisable to purchase one additional common share for a period of two years at a price of $0.70. On September 29, 2005, the Company issued an additional 973,428 flow-through common shares and 304,666 units on substantially similar terms as described above for aggregate gross proceeds of $864,200.

DISPOSITIONS

During fiscal 2005, the Company did not conduct any disposition of its unproven mineral interests.

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

EXPLORATION EXPENDITURES

During fiscal 2005, the Company incurred $17,690,832 for mineral property acquisition costs and $4,992,595 for exploration on the unproven mineral properties. During fiscal 2004, the Company incurred $75,906 for mineral property acquisition costs and $23,935 for development of petroleum interests. During fiscal 2003 the Company incurred $319,757 on the acquisition, exploration and development of its petroleum interests. No mineral property acquisitions or exploration expenditures were made in fiscal 2003.

2006 EXPLORATION BUDGET

The total staged work programs for the Company's mineral exploration projects, as recommended by the NI 43-101 technical reports for the Duport, Bachelor Lake and Sherridon properties amount to approximately $11 million. Using these recommendations as a basis, the Company has budgeted total expenditures of approximately $2.5 million for the remainder of calendar 2006. The Company will assess the results of its 2006 exploration activities before committing to the balance of the recommended work programs

SALES AND REVENUE DISTRIBUTION

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

Total revenues, interest and other income reported for fiscal 2005, 2004 and 2003, were as follows:

                                                        ($ IN 000)
                                           ------------------------------------
                                                  YEARS ENDED AUGUST 31,
                                           ------------------------------------
                                              2005         2004         2003
Petroleum and Natural Gas Sales
     - United States                       $        -   $       81   $       45
                                           ----------   ----------   ----------
Interest and Other Income
     - United States                                -            -           23
     - Canada                                      31            1            1
                                           ----------   ----------   ----------
                                                   31            1           24
                                           ----------   ----------   ----------
Total Revenue, Interest and Other Income   $       31   $       82   $       69
                                           ==========   ==========   ==========

PRINCIPAL PROPERTIES

DUPORT PROPERTY, ONTARIO

The following information on the Duport Property is derived from the report dated January 31, 2006 entitled "Technical Report on the Duport Project, Northwest Ontario, Canada" (the "Duport Report") prepared by Roscoe Postle Associates Inc. ("RPA"). Each of the individuals who contributed to the Duport Report was, or was supervised by a Qualified Person Messrs. Graham C. Clow, P. Eng and Wayne W. Valliant, P. Geo were the Qualified Persons who authored the Duport Report. RPA prepared a previous NI43-101 report for the Duport Property dated November 8, 2004. The purpose of the updated Duport Report was to review the additional exploration data compiled in 2005, prepare a revised mineral resource estimate, and provide recommendations as to future work programs on the property.

PROPERTY AGREEMENTS

On July 5, 2004, the Company entered into an agreement to acquire a 100% interest in the Duport Property (the "Duport HOA") with the Sheridan Platinum Group and Mr. Pat Sheridan (collectively, the "Sheridan Group"). Under the Duport HOA, the Company had the right to acquire a 100% interest in the property by paying $250,000 on closing, together with the issuance of one million common shares and $8 million in series 1 preferred shares (the "Series 1 Preferred Shares") and the grant of a 2.5% net smelter return royalty ("NSR") on the first
1.5 million ounces of gold produced and a 5% NSR on all amounts in excess thereof. The transaction received shareholder approval at the Company's November 2, 2004 special meeting of shareholders and the February 9, 2005 annual and special meeting of shareholders. The option was exercised pursuant to the execution of a definitive agreement between Halo and The Sheridan Group dated February 18, 2005 (the "Duport Agreement") and the transaction closed effective March 24, 2005. The Series 1 Preferred Shares have a term of five years and are subject to the dividend, redemption, retraction and voting privileges set forth below.

PROPERTY DESCRIPTION AND LOCATION

The Duport Property is located on Stevens Island in Shoal Lake. Shoal Lake is on the border of Ontario and Manitoba and is 45 km southwest of the City of Kenora. The Duport Property consists of 104 mineral claims over an area of approximately 5,201 hectares in the Kenora Mining Division.

A  significant  amount  of  environmental  work was  carried  out in the  Duport
Property area by a former owner of the property. AMEC Earth & Environmental ("AMEC") reviewed environmental aspects of the Duport Property in connection with an ongoing scoping study. AMEC and its predecessor companies have undertaken all previous major environmental studies associated with the property. The most important environmental considerations for the Duport Property relate to permitting, the application of progressive technologies to limit adverse environmental effects, considerations related to the Winnipeg water supply intake and cottage and other recreational developments and activities on Shoal Lake, First Nations and traditional land uses, the potential for spills and accidents, and reclamation at closure. The land use surrounding the Duport Property area is characterized by forestry activity and mineral exploration, two First Nations reserves situated near Indian Bay, and cottage recreation. Shoal Lake itself provides important resources including drinking water, fisheries, wild rice harvests, and recreation. The water supply intake for the City of Winnipeg is located in Indian Bay, in the western reaches of Shoal Lake. In RPA's opinion, the public perceptions concerning the Duport Property can be overcome through diligent and thorough technical studies combined with significant and detailed public information and consultation, including a special emphasis on gaining and maintaining the support of First Nations residents on Shoal Lake.

The following map identifies the location of the Duport Property:

               [GRAPHIC OMITTED][GRAPHIC OMITTED][OBJECT OMITTED]

            Omitted Graphic is a Property Location Map of the Duport
          Property showing the property location in respect to Kenora,
           Red Lake, Pickle Lake Sioux Lookout, Thunder Bay, Timmins,
                           Toronto,and Ottawa, Ontario

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The  Duport  Property  is  accessed  from  Kenora,   Ontario,   west  along  the
Trans-Canada Highway, a distance of 40 km, south by gravel road for 14 km, and then 8 km by boat. The property may also be reached by float-equipped aircraft.

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

There are two First Nations communities with land holdings and residents on Shoal Lake - Iskutewisakaygun #39 Independent First Nation and Shoal Lake #40 First Nation. The First Nations residents collectively number approximately 700. In addition to the resident First Nations, two other First Nations have land holdings on Shoal Lake but do not reside there.

HISTORY

Exploration and mining activities have been carried out on the Duport Property at various times since 1897. The original discovery of a gold bearing sulphide zone was made on Cameron Island, where a small exploratory inclined shaft was sunk in 1899. Limited bulk sampling and mining by the Duport Mining Company ("DMC") produced 1,100 tonnes of material, grading 115 g/t, which was shipped to smelters at Tacoma, Washington and Flin Flon, Manitoba for processing during the period 1934-1936. Matachewan Consolidated Mines Ltd., (1950) and Westfield Minerals Ltd. (1965) extended the known gold bearing zone both laterally and vertically by diamond drilling.

Consolidated Professor Mines Ltd. ("CPM") obtained an option on the Duport Property in 1973 and carried out an initial program of exploration and sampling. CPM acquired a 100% interest in the Duport Property by amalgamating with DMC in 1981. During joint venture arrangements with Selco Inc. in 1982 and with Union Carbide Corporation from 1983-1985, drilling and underground exploration took place from a new 1,100 m underground decline on Stevens Island. The program confirmed the presence of a mineral resource and led to the extension of known geological structures along strike to the northeast and southwest. Prior to 1983, underground development consisted of approximately 104 m of shaft and winzes and 664 m of lateral development. From 1984 to 1987 inclusive a 1,360 m decline was completed as well as 1,463 m of lateral development and 112 m of raising.

CPM continued underground development on the Duport Property during 1986 and 1987 with a program to further define the extent of the gold bearing horizon. The program included extending the existing decline to a vertical depth of 200 m, and diamond drilling, to establish continuity of the gold bearing horizon to 500 m below surface. Three raises were driven in mineralized material and a 90 tonne bulk sample was mined and shipped to Lakefield Research for pilot plant metallurgical testing. Based on the resultant resource estimate and metallurgical work, CPM commissioned Wright Engineers Ltd. ("Wright") to conduct a feasibility study in 1988.

During the time the Wright study was being prepared, CPM commenced the formal permitting process. The most important aspect of the potential environmental impact of proposed mine development is its location on Shoal Lake. CPM recognized very early during its ownership of the Duport Property that environmental concerns regarding development and operation of the property were important. Between 1979 and 1988, CPM collected baseline environmental data and commissioned Agra Earth and Environmental to study the issues and prepare an environmental impact study. The design for plant and infrastructure was intended to mitigate any environmental effects of the operation. Despite the fact that the technical aspects of the environmental management plan were relatively straightforward, the Duport Property received considerable scrutiny from the local cottagers and, eventually, the City of Winnipeg and the Province of Manitoba. The public perceptions were such that in 1989 the Ontario permitting process was stopped and the Duport Property was designated for review under the CANADIAN ENVIRONMENTAL ASSESSMENT ACT. From 1989 to 1993, essentially no activity took place on any aspect of the Duport Property.

Commencing in 1993, CPM reactivated the environmental aspects of the Duport Property with the objective of restarting the approval process. As a first step, the property development plan was significantly revised from the Wright study in that all processing was moved to a location outside the Shoal Lake watershed. Ore was to be mined on Stevens Island and hauled by truck to the proposed plant site approximately 10 km away on the mainland. Two processing options were considered - production of concentrate at the plant followed by gold recovery at Placer Dome's Campbell Mine in Red Lake, and production of gold at the plant. The former option had the advantage of eliminating the use of cyanide in the

Shoal Lake area.  No  physical or  technical  work was carried out on the Duport
Property during this time other than environmental baseline work and minor fieldwork in support of the revised property development plan. During this time, CPM re-established a working relationship with the two First Nations on Shoal Lake. An extensive program of community relations was carried out including workshops and public consultation sessions in the communities. Impact and benefit agreements were signed with both communities. CPM also implemented a buyout program with affected cottagers on Shoal Lake. Outside the area, CPM carried out extensive consultations with key officials at the City of Winnipeg, the Provinces of Manitoba and Ontario, and the federal government in order to describe the revised project and to establish the process for formal environmental approval.

In 1996, Royal Oak Mines Inc. ("ROM") made a successful takeover bid for all the shares of CPM, whereupon CPM became a wholly owned subsidiary of ROM. ROM updated the CPM work and initiated an internal feasibility study based on the revised development plan instituted by CPM previously, but rather than using the Campbell Red Lake option, concentrate was to be railed to the ROM plant in Timmins, Ontario, where it would be treated using a bio-oxidation process. ROM did not carry out any physical work on the site other than a limited diamond drilling program during 1996-1997. RPA was unable to locate ROM diamond drill logs. In 1997, ROM filed for bankruptcy and the Duport Property became inactive.

Subsequent to the ROM bankruptcy, the Duport Property was purchased by the Sheridan Group. No site work was carried out by the Sheridan Group during its ownership period. In July 2004, Halo negotiated the acquisition of the Duport Property from the Sheridan Group, as described above.

REGIONAL GEOLOGY

The Shoal Lake area is underlain by Precambrian (Archean) volcanic and sedimentary rocks, which are part of a broad greenstone belt striking in a general east-west direction across the northern end of the Lake of the Woods district. It extends for a distance of several hundreds of kilometres from Savant Lake to the east to beyond the Manitoba border to the west. Stocks and dykes of acid and basic rocks intrude these older rocks. The belt is within the Wabigoon Sub-province of the Superior Province.

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

The deposit lies within a northeast trending band of mafic volcanics flanked to the northwest and southeast by a sequence of intermediate to felsic volcanics and related volcanoclastic sediments, which may be correlated through folding. The Cameron Island volcanic sequence forms the west limb of one of a number of relatively small anticlines whose axes strike northeast. The core of the anticline is the Stevens Island anorthosite-diorite complex. A major zone of deformation, which hosts the Duport deposit follows the same general strike and is characterized by strongly developed foliation or fracturing.

PROPERTY GEOLOGY

The predominant rock types on Cameron and Stevens Islands and the mine area are andesites, amphibolites, tholeiitic and komatiitic basalts and porphyritic basalts, talc-chlorite schist and narrow sheared horizons of felsic and intermediate tuffs and interflow material with buff colored cherty sections. Dykes and sills of various thicknesses are comprised of feldspar porphyry, quartz feldspar porphyry, quartz diorite, diorite, and lamprophyre. The dykes and sills cut, separate, or replace the gold-bearing mineralized horizons.

Gold mineralization strikes N30-35(Degree)E and dips 65-75(Degree) west. Grades of possible economic interest have been intersected to a depth of approximately 600m. The mineralization has been subdivided into three zones. The "Main Zone" is approximately 800 m long, strikes N30oE, dips 70o west, and extends to 300m below surface. Grade-thickness contours of the Main Zone indicate the mineralization plunges north at about 30(Degree). However, within the mineralization there appears to be several local areas that plunge 45(Degree) to 75(Degree) south. The secondary plunge has important exploration implications.

The mineralization extends over a drill indicated strike length of 1,200 m and is associated with highly sheared, narrow, thinly bedded, conformable felsic and intermediate tuffs and cherty units that contain sulphide mineralization, generally in the range of 5-10%. These mineralized tuffs are identified as the "Main Zone" and the parallel "East Zone," plus a number of en-echelon and parallel associated units in the hangingwall and footwall of each of these principal horizons. The Main Zone is between massive chloritic and amphibolitic basalts while the northern section of the Main Zone is at the contact between basaltic flows and amphibolites, or within the amphibolites further north. The East Zone is approximately 450 m long, extends from 10m to 250m below surface and is hosted by intensely sheared ultramafics altered to talc schists. The favorable tuffs range in thickness from one to ten metres and dip steeply west. Talc schist occurs in two prominent zones of shearing and alteration, which parallel the footwall of both the Main and East Zones over widths of up to twenty metres. The schist below the East Zone footwall has an average thickness of eight metres and is more persistent than the Main Zone schist. The "Hangingwall Zone" is parallel and west of the Main Zone. It is the smallest of the three zones at 150m long and extends from 150m to 300m below surface.

The principal Duport gold zones are sheared, fractured, narrow, and often highly silicified felsic and intermediate tuffs and/or interflow material which has cherty sections and sulphide mineralization consisting of pyrite, arsenopyrite, and lesser amounts of pyrrhotite. Less frequently, gold occurs in association with sulphides within thick sections of felsite, close to or within the gold-bearing tuff units. The mineralized horizons are persistent along strike and down dip although they may change mineralogically, including variations in gold and sulphide content. The horizons are frequently separated or split into several narrower units by the intercalation of narrow sheared chloritized and silicified basalt sections. These separated gold bearing lenses often exhibit an en-echelon configuration. Also felsite dykes occasionally cut the mineralized horizon at a low angle. These and other minor variable characteristics often make correlation problematic. Numerous faults cut and occasionally displace the mineralized horizon.

EXPLORATION

In  2005,  the  Company  completed  a  ground  magnetometer   survey,   airborne
geophysical surveys and a diamond drilling program.

GROUND MAGNETOMETER SURVEY

The surface magnetometer survey was conducted from February 18 to March 28, 2005, over three grids, by JVX Limited using a Scintrex ENVIMAG proton precession magnetometer. Total field magnetometer readings were taken on 15 m (50 ft.) intervals on a 60 m (200 ft.) line spacing. The total survey covered 70 line-km. A portion of the planned work was stopped prematurely due to poor ice conditions. The objective of the survey was to gain geological and structural information for the purpose of locating drill targets along the strike of lithological units known to host significant gold mineralization.

The grids are an extension of the original Duport grid and utilize the same co-ordinate system. The baseline trends northeast at 032(degree) azimuth and was re-established at the north end of Cameron Island. The East Grid is connected to the North and South Grids by a tie line (TL 14000E). The North Grid shows positive, elongate magnetic responses as defined by an nT isoanomaly contour centered over two following areas: the "10500E" anomoly and the "12250E" anomoly.

The "10500E"  anomaly is, in part,  coincident  with a sheared  pyroxenite  unit found on the eastern shore of Cameron Island. This unit may correlate with talc-chlorite schist intersected in the footwall of the Main Zone by drill holes. The "10500E" anomaly represents the northern portion of a more extensive magnetic high response that is located over the Duport deposit. The deposit is underlain by tholeiitic and komatiitic basalts as well as intrusive derivatives containing pyrrhotite and magnetite. One drill hole tested a magnetic high response defined by an arcuate nT isoanomaly contour. The area shows some structural discontinuity and a discrete "bull's-eye" pattern. The hole intersected altered quartz dioritic rocks containing disseminated pyrrhotite. A sheared, sulphide-bearing, silicified zone encountered approximately 232 m down the hole returned only low gold values.

The "12250E" anomaly parallels the "10500E" anomaly and extends north of Stevens Island to the limit of ground coverage. The anomaly is underlain by anorthositic gabbro containing disseminated magnetite and pyrrhotite. This unit comprises the Stevens Island subvolcanic intrusive and is spatially associated with the Stevens Island Deformation Zone, a high strain zone in which the rocks show a pervasive shear fabric relative to the enclosing stratigraphy. The contours are disrupted, folded and show bull's-eye patterns. A series of intersecting fault structures trending east-west and northwest-southeast occur north of Cameron Island and are responsible for the discontinuous magnetic patterns exhibited in this area.

The East Grid lies immediately east of Stevens Island and covers the historic Golden Reef gold showing. The anomalies are conspicuously folded and disrupted since faults extending northwest across Stevens Island pass through this area that is underlain by anorthositic gabbro and undifferentiated ultramafic rocks.

The coverage proposed for the South Grid remains incomplete. The stratigraphy west of Dominique Island shows a definite, irregular contact between tholeiitic basalts and anorthositic gabbro of the Stevens Island Complex. Several lines show a narrow segment of the strong, irregular contact between these contrasting rock types.

The magnetometer survey was successful in delineating irregular contacts between contrasting lithologies in areas of known gold mineralization. However, the survey did not include the Duport deposit and was insufficient in covering potential targets east of the North Grid and in the vicinity of Dominique Island covered by the South Grid.

AIRBORNE GEOPHYSICAL SURVEYS

The Company contracted Fugro Airborne Surveys to conduct 2,743 line-km of coverage at 50 m and 100 m line spacing between August 15 and September 2, 2005. This was accomplished by using a DIGHEM multi-coil, multifrequency electromagnetic system, supplemented by a high-sensitivity cesium magnetometer. The information from these sensors was processed to produce maps that display the magnetic and conductive properties of the survey area. A GPS electronic navigation system was used for accurate positioning of the geophysical data with respect to the base maps.

The main objective of the program was to identify additional, untested, Duport-style gold targets, i.e., altered shear zones containing sulphides related to fault structures, intrusive bodies, and competency contrasts between different lithologies. The total field and vertical gradient magnetic maps outlined several significant structural and lithological features very similar to those observed at the Duport deposit. Halo geological staff interpreted a series of ovoid or annular features as buried intrusive bodies that are aligned through the central portion of the property. These intrusive features modify the strong linear northeast fabric of the enclosing volcanic stratigraphy. The Duport deposit is situated on the western flank of the second most southerly of these bodies that correlates to an anorthosite complex. Halo staff also conclude that the trends on the magnetic maps represent regional ENE faults. The prominent fault that trends through the southernmost and largest circular feature abruptly truncates roof pendants capping this intrusive and demarcates two structural domains. One domain, to the south, demonstrates more regular magnetic patterns and the other, to the north, elicits patterns that are noticeably more discontinuous and broken up.

A considerable number of weak to moderate EM conductive features were detected and delineated by the DIGHEM data, mostly displaying a NNE orientation aligned with the regional fabric.

Jerry Roth, Senior Geophysicist with Stratagex Ltd., conducted a preliminary review of the survey results and noted that the contoured aeromagnetic data are discerned to outline a predominantly NNE fabric to the structural and lithologic components of the Shoal Lake greenstone assemblage. The rather striking NNE trend of distinct lenticular to elongate magnetic lows that extends across the centre of the survey area could reflect felsic lithologies in the core of the assemblage or a thick sequence of dominantly metasediments. Roth proposes that features previously interpreted as a concealed felsic are more likely folded and faulted metavolcanics. Roth also notes that the three broadly drawn, NE to NNE trending deformation zones are locally inconsistent with the detailed aeromagnetic data, suggesting that they are complex, variable structural features, with splays and en echelon elements.

Halo selected fifteen targets for follow-up, consisting of conductive features within a one kilometre wide band extending NNE and SSW of the Duport Deposit. Roth conducted a preliminary review of the targets and proposed that six of the fifteen conductors are of probable bedrock origin and warrant follow-up diamond drilling. Roth further advised additional interpretation and verification, consisting of examination of the actual EM profiles as well as ground MaxMin HLEM and magnetometer surveys prior to drilling.

The remaining nine conductors require further interpretation of the airborne geophysics and further ground geophysical surveys prior to a diamond drilling decision.

In addition to the fifteen anomalies selected for follow-up, RPA advised that consideration should be given to a comprehensive evaluation of the entire airborne geophysical survey. In view of the importance of weakly to non-conductive Au-sulphide mineralization, IP/resistivity surveys are recommended to delineate chargeability and resistivity trends in geologically favourable sectors.

The Company is currently conducting a thorough compilation of previous work to ensure that the anomalies have not been previously tested by diamond drilling.

DEPOSIT TYPES AND MINERALIZATION

The Duport deposit is related to an epigenetic, hydrothermal system. The lithology and structural setting of the deposit is broadly similar to most of the gold deposits in the Red Lake and Timmins areas, in that they are shear hosted in mafic to ultramafic volcanic rocks and spatially associated with granitoid batholiths.

Gold in the Duport  deposit  occurs both as fine grains of free gold,  less than
0.05 mm, and in association with grains of arsenopyrite and pyrite. Gold is found within narrow often highly silicified felsic and intermediate shear zones that have recognizable cherty mylonotized sections and sulphide mineralization consisting of pyrite, arsenopyrite and minor pyrrhotite and chalcopyrite. The mineralization often exhibits a banded or laminated appearance, which parallels the tuff pseudobedding and shearing. The gold grade is proportional to the percentage of arsenopyrite and associated pyrite, the degree of silicification and to a lesser extent the incidence of mariposite. A combination of arsenopyrite with one or both of these secondary conditions usually results in high grade intersection, while the lack of arsenopyrite usually indicates negligible gold.

DRILLING

In 2005, the Company completed a 23-hole, 7,053 m diamond drilling program from the ice on Shoal Lake. The drilling was performed by Cyr International Drilling using two Longyear 38 drills and one Boyles 37 drill, both machines drilling NQ size core (476 mm). Drill hole collars were planned and surveyed with a Garmin GPS unit. Downhole surveys were taken at approximately 60 m intervals using a Reflex EZ Shot or Maxibor directional instrument. On average, the mineralization strikes 030(Degree)-35(Degree) azimuth and dips 70(Degree) west. Therefore the holes were drilled at 122(Degree) azimuth to intersect the mineralization as close as possible to normal to the strike. Similarly, the inclination of the holes was planned to optimize both hole length and the angle at which the holes intersected the dip of the mineralization. Inclinations ranged from -45(Degree) to -67(Degree); hence, the true width of the mineralized intersections was approximately 70% to 90% of the core length.

Core recovery was not recorded although the project geologists report that it was very high. Wayne Valliant inspected 50 m sections of three holes as well mineralized sections of ten holes and concurs with the assessment of very high core recovery. Rock quality designation was not recorded.

Two holes were drilled to verify historical resources. Nineteen holes were drilled on a 30 m to 100 m spacing over a strike extension of approximately one km to test the possible downward and/or southern extension of historical resources. One hole was drilled to test for possible mineralization in a structural feature indicated by the ground magnetometer survey.

SAMPLING METHOD AND APPROACH

Diamond drill core was logged based on lithology, alteration, and mineralization. Logging was done on-site, manually, by four project geologists. Collar data, down-hole survey data, major lithologies, and assay results were converted to spreadsheet format.

Core sampling intervals were determined by the project geologist according to lithology, mineralization type, and visually anticipated grade. Thus, 1,859 intervals were selected for sampling. The nominal maximum sample interval was
0.91 m (3 ft.); however, a few samples in barren or poorly mineralized sections were 1.21 m (4 ft.). Barren core on the margins of mineralized zones was also sampled. Although mineralized zones are occasionally greater than ten metres wide, the grade variance within the zone can be very high. Therefore, the minimum sample interval was 0.30 m (one foot) to ensure sufficient detail was assembled for realistic grade correlation.

Core selected for sampling was halved with a diamond saw, and one half was placed in a plastic sample bag. Sample tags were in duplicate, with one half inserted into the sample bag and the other half remaining in the sample book as a permanent record. The sample number was written on the outside of the plastic bags with indelible marker. Metal tags, stamped with the sample number, were stapled to the wooden core boxes. The remaining half of the core from 24 samples, or approximately 20 percent of the samples in mineralized zones, were quartered with the diamond saw and submitted as duplicates with different sample numbers from the original. Five percent of the samples submitted were control blanks, comprised of barren core or a blank pulp, to test for contamination in the assay lab. In order to test for assay precision and accuracy, an additional five percent of the samples were reference control standards. These procedures are discussed further in Section 13.

Plastic bags were placed in rice bags, sealed with fibre tape, and delivered to Greyhound Bus Lines in Kenora by the project manager for shipment to Accurassay Laboratories in Thunder Bay.

In RPA's opinion, the sampling was of high quality, representative, and did not introduce any bias into the database.

SAMPLING PREPARATION, ANALYSIS AND SECURITY

Sample preparation and gold analyses were done at Accurassay Laboratories in Thunder Bay, Ontario ("Accurassay"). The lab is accredited by the Standards Council of Canada to ISO/IEC 17025 Guidelines. Accurassay employs an internal quality control system that tracks certified reference materials and in-house quality assurance standards. Accurassay uses a combination of reference materials, including standard samples purchased from CANMET Energy Technology Centre, the research arm of Natural Resources Canada, standards created in-house by the laboratory, and certified calibration standards.

The sample information was entered into the Accurassay Local Information System ("LIMS"). The samples were dried, if necessary, jaw crushed to -8 mesh, and then riffle split. A 250 g to 400 g cut was taken and pulverized to 90% passing -150 mesh, and then matted to ensure homogeneity. Silica sand was used to clean out the pulverizing dishes between each sample to prevent cross contamination. Analysis for gold was by standard fire assay procedures using a 30 g sample with an atomic absorption ("AA") finish.

Assay results were forwarded to the Company by email, followed later by a hard copy. No aspect of the preparation or analyses was conducted by Halo employees.

In RPA's opinion, the sample preparation and analyses were adequate for use in mineral resource estimation.

CONFIRMATION HOLES

Two holes were drilled to verify historical data. The location of the first hole was selected to verify narrow, high grade gold mineralization in a section of the Main Zone. The hole was designed to intersect mineralization within 10 m of two previously drilled holes that intersected 15.92 g/t Au over a true width of
1.0 m, and 40.42 g/t Au over a true width of 1.2 m. This first confirmation hole intersected 34.55 g/t Au over a true width of 0.6 m.

A second hole was drilled to verify wide, low grade gold mineralization in another section of the Main Zone. The hole was designed to intersect the Main Zone within 25 m of a hole which previously cut 9.12 g/t gold over a true width of 7.4 m. This second confirmation hole returned 8.16 g/t gold over 9.5 m and therefore, in RPA's opinion, verifies the presence of wide, low grade gold mineralization as previously reported.

Given the nature of the mineralization, i.e., coarse gold in shear zones, the results of the twinned holes compare well with the previous drill in both grade range and width.

BLANK SAMPLES

Ninety-seven, or five percent, of the samples submitted to Accurassay were control blanks, comprised of barren core (22) or a blank pulp (75) to test for contamination in the assay lab. The blank pulps were purchased from CDN Laboratories Ltd. in Delta, BC. Two of the results were above a maximum acceptance threshold of three times the detection limit of 0.03 g/t. The results indicate that there was no problem with contamination or drift in the Accurassay lab.

STANDARD CONTROL SAMPLES

In order to test for assay precision and accuracy, five percent of the samples were reference control standards, prepared by and purchased from CDN Laboratories Ltd. in Delta, BC. Reference standard CDN-GS-5A has a recommended gold concentration of 5.10 g/t +/- 0.27 g/t (+/-2SD). Reference standard CDN-GS-12 has a recommended gold concentration of 9.98 g/t +/- 0.37 g/t (+/-2SD). Approximately 50% of the Accurassay results were greater than the control limits recommended by CDN Laboratories Ltd. The average of the Accurassay results was three percent less than the mean value of the standard samples. The results of the standard control sample program did not materially affect the resource estimation. RPA has recommended that in subsequent drill programs Halo geological staff should request that sample batches be repeated when standards begin to show a trend outside the recommended limits.

DUPLICATE SAMPLES

Diamond drill core selected for sampling was halved with a diamond saw, and half the core was submitted to Accurassay. The remaining half of the core from 24 samples, or approximately 20 percent of the samples in mineralized zones, was quartered with the diamond saw and submitted as duplicates to Accurassay, using different sample numbers from the original. For the most part, the duplicates show a reasonable agreement with the original samples. However, the duplicate pairs from two holes display a wide variance, likely due to the high effect of the mineralization.

EXTERNAL CHECK ASSAYS

Duport selected 170 pulps of samples originally assayed at Accurassay. The samples were split and renumbered. One half of the sample was returned to Accurassay for analysis by fire assay and the other half of the sample was delivered to Acme Analytical Laboratories Ltd. ("Acme") for analysis by fire assay. RPA prepared relative difference plots wherein the difference of each duplicate pair is compared to the mean of the duplicate pair. RPA also conducted relative standard deviation analyses to test for assay precision. The results indicate that the assay precision for assays less than 10 g/t is poor, but the precision for assays greater than 10 g/t is acceptable. The resource estimate is heavily dependent on assays greater than 10 g/t. Therefore, RPA considers the overall precision acceptable.

DATA CHECKS

RPA checked approximately five percent of the original assay certificates against the resource database. RPA also checked approximately five percent of the sample intervals and lengths from the diamond drill logs against the resource database. Some problems were discovered in the digital update of the historical diamond drill information. Any errors were corrected.

RPA SAMPLES

Wayne Valliant collected ten samples of quartered core from mineralized zones from the first ten diamond drill holes of the 2005 program. He also collected half core from two holes drilled during the 1987 underground program. The latter were selected only for convenience as most of the core was not accessible during the site visit. He also collected one grab sample from a muck pile from the underground bulk sample program. The results confirm the presence of gold mineralization in the diamond drilling. Given the small sample size and coarse nature of the gold mineralization, the results show reasonable agreement.

ACCURASSAY INTERNAL QA/QC SYSTEM

A certified standard and a blank sample were run with each batch of samples. In addition, a replicate assay was run on every 10th sample to be used for checking the reproducibility of the assays. All standards were graphed to monitor the performance of the laboratory. The warning limit was two times the standard deviation and the control limit was three times the standard deviation. Any work order with a standard running outside the warning limit had selected reassays performed, and any work order with a standard running outside the control limit had the entire batch of samples reanalysed. All QC/QA data run with each work order was kept with the clients file. In the sample preparation area, samples were randomly selected for screen analysis to ensure grain size was achieved (90% passing -150 mesh). The AA instrument was calibrated using ISO traceable calibration standards. The instrument is directly tied to the LIMS program eliminating the need for manual data entry, hence, reducing human error.

MINERAL PROCESSING AND METALLURGICAL TESTING

In 1988, SMS supervised a program of bench testing and a pilot plant at Lakefield Research, Lakefield, Ontario, to determine the optimum method for concentration of the arsenical gold deposit. The gold is considered to be refractory, and testwork demonstrated that oxidation of the arsenopyrite would be necessary for optimum gold extraction. Based on the foregoing testwork, the 1988 Wright feasibility study recommended a flowsheet including crushing, grinding, gravity gold separation, bulk flotation, pressure oxidation, cyanidation of the oxidation product, carbon adsorption, hot caustic cyanide stripping, electrowinning, and refining. Gold recovery to flotation concentrate was estimated at 93.7%, followed by a 97% recovery in the pressure oxidation through refining stages, for an overall estimated recovery of approximately 90%.

A subsequent study by Kilborn Engineering Pacific Ltd. in 1996, for Royal Oak Mines Ltd., recommended bio-oxidation as the preferred method of treating the flotation concentrate. The study, although order of magnitude, concluded that bio-oxidation would obtain similar gold recovery as pressure oxidation, but at lower capital and operating costs.

In 2005, RPA reviewed the process options as part of an economic review filed by Halo on the SEDAR website. RPA assumed that a mill would be located near Love Lake, approximately ten kilometres from the mainland ferry landing at Starting Point. The site is outside the Shoal Lake watershed. The mill would consist of crushing, grinding, flotation, and gravity concentration circuits. Mill recovery is anticipated to be 91%. High-grade gravity concentrates and lower-grade flotation concentrates would be shipped by highway truck to Placer Dome's facility at Red Lake for refining. Tailings would be stored in a facility near the mill site.

Based on historical data and the 2005 drilling program, RPA estimated mineral resources, reviewed mining and processing methods, environmental considerations and conducted a preliminary financial analysis. RPA concluded that a larger, higher grade resource is required to generate positive economic results at a gold price of US$400 per ounce.

MINERAL RESOURCE ESTIMATES

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INDICATED AND INFERRED RESOURCES. THIS SECTION USES THE TERMS "INDICATED" AND "INFERRED" RESOURCES. THE COMPANY ADVISES U.S. INVESTORS THAT WHILE THOSE TERMS ARE RECOGNIZED AND REQUIRED BY CANADIAN REGULATIONS, THESE DEFINITIONS HAVE NOT BEEN ADOPTED FOR USE BY THE SEC. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO RESERVES. "INFERRED" RESOURCES HAVE A GREAT AMOUNT OF UNCERTAINTY AS TO THEIR EXISTENCE, AND GREAT UNCERTAINTY AS TO THEIR ECONOMIC AND LEGAL FEASIBILITY. IT CANNOT BE ASSUMED THAT ALL OR ANY PART OF AN INFERRED RESOURCE WILL EVER BE UPGRADED TO A HIGHER CATEGORY. UNDER CANADIAN RULES, ESTIMATES OF INFERRED RESOURCES MAY NOT FORM THE BASIS OF FEASIBILITY OR PRE-FEASIBILITY STUDIES, EXCEPT IN RARE CASES. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ALL OR PART OF AN INFERRED RESOURCE EXISTS, OR IS ECONOMICALLY MINEABLE.

The resources are summarized in the following table. Given the precision of the data, nugget effect, and methodology, resource tonnes are rounded to the nearest thousand and grades, expressed in g/t, are rounded to two decimal points.


                                          MINERAL RESOURCE SUMMARY
                                              DUPORT PROPERTY

   ZONE        SUB-ZONE              INDICATED                                INFERRED
                             TONNES   GRADE (G/T)  CONT. AU (OZ)   TONNES     GRADE (G/T)     CONT. AU (OZ)
----------------------------------------------------------------------------------------------------------

   MAIN           1                                               159,000       10.12              51,000
                  2          84,000   15.21           41,000       15,000        7.29               3,000
                  3          10,000    9.96            3,000
                  4         107,000   13.43           46,000
                  5          30,000   13.11           13,000
                  6          84,000   12.66           34,000
                  7                                                15,000        8.92               4,000
                  8                                                14,000       14.48               6,000
                  9                                                18,000        8.31               5,000
                  10                                               27,000        8.55               7,000
----------------------------------------------------------------------------------------------------------
               SUBTOTAL     315,000   13.56          137,000      248,000        9.81              76,000

   EAST           1          58,000   14.05           26,000       14,000        8.57               4,000
                  2          38,000   11.31           14,000
                  3                                                75,000        9.94              24,000
----------------------------------------------------------------------------------------------------------
               SUBTOTAL      96,000   12.97           40,000       89,000        9.73              28,000

HANGINGWALL       1          13,000   12.82            5,000
                  2                                                50,000       16.77              27,000
----------------------------------------------------------------------------------------------------------
               SUBTOTAL      13,000   12.82            5,000       50,000       16.77              27,000

----------------------------------------------------------------------------------------------------------
   TOTAL                    424,000   13.40          182,000      387,000       10.69             131,000
----------------------------------------------------------------------------------------------------------

Notes:

1.       CIM definitions were followed for Mineral Resources.
2.       Mineral Resources are estimated at cut-off grades of 6.9 g/t Au.
3. Mineral Resources are estimated using an average long-term gold price of US$400 per ounce, and a US$/C$ exchange rate of 1.25.
4.       A minimum mining width of 1.5 metres was used.

DATABASE

All the available data regarding the Duport Property was stored at the Company's office in Kenora. Technical data included diamond drill logs, original assay certificates, geological reports, historical resource calculations, diamond drill cross sections, mineral resource longitudinal sections, and survey log books. Unfortunately, level plans with geological mapping, and underground sampling, were incomplete. The pre-2005 database was in Imperial units, and the Company elected to continue the 2005 diamond drill program using the same system. Hence RPA received the database with distances expressed in feet (ft.) and gold grades expressed as troy ounces per short ton (opt).

The resource estimate is based on 74,337 m of historical drilling and 7,054 m of drilling performed by the Company in 2005. Buhlmann and Associates Inc., Flin Flon, Manitoba, was contracted to assemble the historical diamond drill data (1951 to 1988 inclusive) into spreadsheet format. Data fields included collar information, downhole survey data, lithology, sample interval, sample length, and gold assays. RPA revised various sections of the lithological data for consistency with the correlation methodology. Halo and RPA performed the data entry for the 2005 diamond drilling program. The spreadsheet data was converted to Gemcom format for subsequent plotting and modeling.

CUTTING

The gold grade distribution was studied to determine whether anomalous high grade gold assays affected the mean disproportionately. The Main, Footwall, and Hangingwall mineralized zones are spatially divided and possibly represent different mineralizing events, and were therefore analyzed independently. The "Footwall" zone lies in the structural footwall below the Main Zone. It comprises up to three sub-zones, similar in appearance to the Main Zone although somewhat weaker and discontinuous in nature.

The histograms prepared to illustrate the gold distribution in each of the zones indicate that appropriate cutting factors for the Main, Footwall, and Hanging Wall mineralized zones are 68.6 g/t (2.0 opt), 85.7 g/t (2.5 opt), and 51.4 g/t (1.5 opt) respectively. Given that the Main Zone is volumetrically greater than the other two zones combined, a cutting factor of 68.6 g/t was chosen for all three zones.

METHODOLOGY

Vertical cross sections, including diamond drill hole trace, lithology and gold values, were plotted at a scale of 1:600, on 30 m spacing. In some areas the data was obscured due to an excess of information and additional sections were plotted at a scale of 1:300 on 15 m spacing.

The shear zones were previously identified as tuffaceous units and classified based on the degree of silicification, i.e., felsic tuff, high silicification; intermediate tuff, medium silicification; and mafic tuff, low silicification. The shear zones host virtually all the gold mineralization in the deposit and were therefore modeled as the initial step in the resource estimation. The shear zones were correlated on both cross sections and plans to ensure continuity. The zones often include two or more narrower shears and hence many intersections of a shear zone include sections of unsheared, apparently barren material. Wireframes were constructed for three principal shear zones, i.e., Main Zone, East Zone, and Hangingwall Zone. These domains were used to constrain subsequent resource estimations. They were also used for structural interpretation. The mineralized zones are planar, and high values produce a nugget effect. The contour method was chosen as the most effective method of estimating mineral resources.

Intersections of potential economic mineralization were also correlated on vertical cross sections, incorporating a cut-off gold grade of 6.9 g/t gold (0.20 opt) and a minimum horizontal thickness of 1.5 m. The cut-off grade is based on the following assumptions.

                  Gold Price                                    US $400
                  Exchange Rate (US$/CDN$)                         1.25
                  Metallurgical Recovery                            95%
                  Operating Cost                               CDN $120
                  Incremental/Breakeven Cut-off                     80%

The mid-points of the intersections were transferred to vertical longitudinal sections for each of the three zones. The longitudinal sections displayed the diamond drill pierce points, with associated horizontal thickness and average cut grade ("G"), as well as the width x grade ("GT").

GT values were contoured on the longitudinal sections. The gold grade distribution is lognormal, showing a large number of low assay values and few high values. The same applies to the average intersection values. Therefore, the contours were drawn on a geometric basis as opposed to linearly. The outermost contour defined the economic cut-off, and therefore delineated several economic subzones within each mineralized zone. The Main, East, and Hangingwall Zones were subdivided into 10, 3, and 2 subzones respectively. As the work was performed in Imperial units the outermost GT contour was 1.0 opt-ft (10.28 g/t-m), i.e. 0.20 opt x 5.0 ft. Successive contours were 2.0 opt-ft , 4.0 opt-ft , 8.0 opt-ft, etc. Figure 16-4, Figure 16-5, and Figure 16-6 illustrate the 1.0 opt-ft GT contour in the Main, East, and Hangingwall Zones, respectively.

Thickness contours were also drawn on longitudinal sections. The outermost boundary was the economic limit, established by the previously drawn 1.0 opt-ft. GT contour. Contours inside the economic subzones were drawn on a linear basis. The total volume of each subzone is the sum of the area between each contour multiplied by the average thickness represented by that area. Volume was converted to tonnage using a factor of 11.0 ft.(3)/ton (Specific Gravity = 2.92), which was established by tests conducted during the Wright feasibility study in 1988. A similar exercise was undertaken to determine total "GV", i.e., the sum of the areas between each GT contour multiplied by the corresponding area. The average grade was estimated by dividing the total GV by the total volume.

The resource classification of each subzone was determined based on the drill hole density and grade continuity. A minor tonnage, immediately above and below some of the underground workings, may have qualified as measured resources based on closely spaced underground sampling and diamond drilling. However, since the economics of the Project will be based on the sum of measured plus indicated resources, the measured category was not estimated.

MINERAL RESERVES

There are no mineral reserves estimated for the Duport Property.

EXPLORATION AND DEVELOPMENT

The Duport Report recommended a two-phase work plan for the Duport Property. The overall objectives of the work are to expand the resource base of the property by testing airborne electromagnetic anomalies with IP surveys and diamond drilling. The proposed work plan has been divided into two phases, with the second phase contingent on success in the first. The estimated total cost of the first phase is $435,000. The second phase is estimated to cost $467,000, consisting of data compilation, geophysics, surface diamond drilling, community relations, environmental monitoring, resource estimation, and a scoping study. The estimated cost of the program was $2.3 million. The costs for each phase are broken down as follows:

-------------------------------------------------------------------------------------------------
                            PROPOSED PHASE 1 WORK PROGRAM AND BUDGET
-------------------------------------------------------------------------------------------------
PHASE 1 WORK PLAN                                      UNITS    UNIT COSTS             TOTAL COST
                                                                     ($)                    ($)
-------------------------------------------------------------------------------------------------

IP SURVEYS
Site prep/line cutting                               45 line-km       500                  23,000
                                                     45 line-km     1,500                  68,000
                                                                                          -------
SUBTOTAL                                                                                   91,000
                                                                                          -------
Diamond Drilling
Contractor                                                3,400        77                 262,000
Board & Lodging                                              72       250                  18,000
Geology Staff                                                72       300                  22,000
Expenses-vehicle, communications, supplies                   72       400                  29,000
Assays                                                    1,000        13                  13,000
                                                                                          -------
SUBTOTAL                                                                                  344,000
-------------------------------------------------------------------------------------------------
TOTAL PHASE 1                                                                            $435,000
                                                                                          =======

-------------------------------------------------------------------------------------------------
                            PROPOSED PHASE 2 WORK PROGRAM AND BUDGET
-------------------------------------------------------------------------------------------------
PHASE 2 WORK PLAN                                      UNITS    UNIT COSTS             TOTAL COST
                                                                     ($)                    ($)
-------------------------------------------------------------------------------------------------

DIAMOND DRILLING
Contractor                                               5,000         77                 385,000
Board & Lodging                                             72        250                  18,000
Geology Staff                                               72        300                  22,000
Expenses-vehicle, communications, supplies                  72        400                  29,000
Assays                                                   1,000         13                  13,000
--------------------------------------------------------------------------------------------------
TOTAL PHASE 2                                                                            $467,000
                                                                                          =======

BACHELOR LAKE PROPERTY, QUEBEC

PROPERTY AGREEMENTS

On November 12, 2004, the Company entered into an option agreement to earn a 50% interest in the Bachelor Lake Property with Wolfden Resources Inc. ("Wolfden"). A definitive agreement (the "Assignment and Assumption Agreement") was subsequently executed on April 15, 2005. Under the terms of the Assignment and Assumption Agreement, Wolfden assigned to the Company its option to earn a 50% interest in the Bachelor Lake Property from Metanor Resources Inc. ("Metanor") by paying to Wolfden an aggregate of $1,943,123 (comprised of $650,000 in acquisition costs and $1,293,123 in reimbursement of exploration expenditures) and issuing 2.1 million common shares subject to a 12-month contractual hold period. Upon securing project financing and the commencement of commercial production on the property resulting in a minimum of 50,000 ounces of gold or silver equivalent being produced, the Company will pay a bonus payment to Wolfden in the amount of $250,000 cash and 250,000 common shares. The Company has also agreed to pay Wolfden a net smelter return royalty of 0.5% on the Company's share of the net smelter return. The Company also assumed Wolfden's $3 million exploration funding commitment at Bachelor Lake. All of the required exploration funding has subsequently been expended. The transaction closed on May 18, 2005. The Company and Metanor subsequently executed a definitive joint venture agreement dated effective July 1, 2005 (the "Bachelor Lake JV Agreement") setting forth the terms and conditions governing the relationship between the parties and providing for the means by which each of them shall participate in the exploration, development and mining activities on the Bachelor Lake Property.

The following information on the Bachelor Lake Property is derived from the report dated December 15, 2005 entitled "NI 43-101 Technical Report on the 2005 Drilling Program and Mineral Resource Estimate for the Bachelor Lake Property" (the "Bachelor Lake Report") prepared by InnovExplo Inc. ("InnovExplo"). Each of the individuals who contributed to the Bachelor Lake Report was, or was supervised by a Qualified Person. Messrs. Alain Carrier, MSc., P. Geo and Julien Davy, MSc., P. Geo were the Qualified Persons who authored the report.

PROPERTY DESCRIPTION AND LOCATION

The property is located within the Abitibi Greenstone Belt (Northwestern Quebec, Canada) in the Township of Le Sueur, approximately 225 km north of the town of Val-d'Or. The mine site is situated 3.5 km east of the village of Desmaraisville and 30 km south of the Cree community of Waswanipi. Desmaraisville is serviced by bus and truck transport, and is connected to the 113 Provincial highway, railroad, power grid and telecommunication systems. An experienced labour force in the mining industry is available within a 240-km radius of the project site (Val-d'Or, Lebel-sur-Quevillon, Chapais, Chibougamau). Val-d'Or is a major full service centre for exploration, mining and economic activity in Northwestern Quebec. The following map identifies the location of the Bachelor Lake property:

               [GRAPHIC OMITTED][GRAPHIC OMITTED][OBJECT OMITTED]


      Omitted graphic is Location Map of Bachelor Lake showing location of
           Bachelor Lake Joint Venture in respect to the Provinces of
       Quebec and Ontario and distance from the city of Val d'Or quebec.

The property of the BLJV consists in two claim blocks: the eastern block (the "Bachelor Claims"), comprising 51 claims and two mining concessions covering an area of 1,867.67 ha; and the western block (the "Hewfran Claims"), comprising 38 claims covering 683.5 hectares. With the addition of the Hewfran Claims, the property now comprises eighty-nine (89) mining claims and two mining concessions for a total area of 2,551.17 hectares. Since December 2004, the Bachelor Claims have been registered 100% to Metanor. These claims were acquired from Exploration GeoNova Inc. ("GeoNova"), MSV Resources Inc. ("MSV") and Campbell Resources Inc. ("Campbell"). The Bachelor Lake JV has the right to acquire 100% of the Hewfran claims from Aur Resources Inc. ("Aur") upon satisfying a work commitment of $1.6 million in mineral exploration over a 3-year period ($200,000 in the first year, $400,000 in the second year and $1 million in the third year). The Bachelor Lake JV will also have to pay to Aur a total amount of $375,000 over the course of those three years ($75,000 upon signing, $100,000 after 24 months and $200,000 after 36 months), payable in cash or shares. The transaction also includes a 2% NSR, of which 1% can be repurchased in counterpart for the sum of $1,000,000. Metanor, for the first payment, will issue 99,180 common shares (which represent the amount of $75,000) according to the calculation method agreed upon in the option agreement with Aur.

For the Bachelor Claims, an NSR royalty is owned by Concopper Enterprise Ltd. ("Concopper"). A maximum sum of $1,750,000 is payable on ore derived from the Bachelor Lake Property and from other ore bodies controlled by the Bachelor Lake JV and processed at the Bachelor Lake Property, to be calculated as follows:

On ore from the Bachelor Lake Property:

(a)   0.50% NSR for a price of gold       (b)   between $425 and $450 per ounce
(c)   1.00% NSR for a price of gold       (d)   between $450 and $485 per ounce
(e)   1.50% NSR for a price of gold       (f)   between $485 and $560 per ounce
(g)   2.00% NSR for a price of gold       (h)   greater than $560 per ounce

On ore originating from other ore bodies controlled by the Bachelor Lake JV and processed at the mill located at the Bachelor Lake Property:

(i)   0.25% NSR for a price of gold       (j)   between $425 and $450 per ounce
(k)   0.50% NSR for a price of gold       (l)   between $450 and $485 per ounce
(m)   0.75% NSR for a price of gold       (n)   between $485 and $560 per ounce
(o)   1.00% NSR for a price of gold       (p)   greater than $560 per ounce

The agreement on the Hewfran Claims between Aur and Metanor also included a 2% NSR royalty, of which 1% can be repurchased for the sum of $1,000,000.

The claims were not surveyed with the exception of the two mining concessions. The Bachelor Lake JV has the mining rights on the entire claims, and both the mining and surface rights on the two mining concessions. There are no land claim issues, ownership disputes pending on the property or major environmental issues.

Adjacent and contiguous to the property, to the North and to the West, the Bachelor Lake JV also holds 88 claims covering 2,287.69 hectares including 74 claims for 1,975.36 hectares (the "MJL Claims") and 14 claims for 311.33 hectares (the "Hansen Claims"), currently registered 100% to Metanor. These claims host the Coniagas polymetallic past producer.

The status of the mining titles was verified by InnovExplo on October 3, 2005 using the GESTIM system from the Ministere des Ressources Naturelles, de la Faune et des Parcs ("MRNFP"), the Quebec government claim management system, accessible online at: HTTP://GESTIM.MRNFP.GOUV.QC.CA. On the property, two blocks of claims are presently in process for permit renewal. Communications between InnovExplo and the Litigation Office of the MRNFP confirmed a temporary renewal status. These claims correspond to four claims on Hewfran and three claims on Bachelor. The Company believes that the current landholdings are sufficient in size to adequately test all known targets at this time.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The property is easily accessible by a 3-hour drive (225 km) on the Provincial highway 113 from Val-d'Or to Chibougamau in the Province of Quebec. From Val-d'Or, the access is via the 117 provincial highway heading east and then heading north on the highway 113 and by driving through to Senneterre, Lebel-sur-Quevillon and Desmaraisville. At Desmaraisville, a 3.5-km gravel road heads east to the property.

The area is relatively flat (maximum elevation variation of 20 m) and lies at a general elevation of 295 metres above sea level. Coarse and sandy glacial deposits cover the area. Outcrop exposure is less than 2% and swampy areas are prevalent in the central and southern portions of the property. The area is characterized by a continental climate. Winter temperatures range from -10(degree)C to -35(degree)C with an average snow accumulation of 83 cm. Summer temperatures range from 10(degree)C to 22(degree)C with an average rainfall of 115 mm. No rivers cross the immediate mining site area and the closest water source is Lake Bachelor approximately 3 km to the north. Access to a drinking water source is possible with a well and pumping station located on one of the mining concessions.

Production at the Bachelor mine terminated in 1989 after seven years of operation. Desmaraisville significantly decreased in population and in services after the mine closure. However, the area is still well provided with public services as it lies directly on a regional highway with power and telephone lines. The proximity of an active mining centre such as Val-d'Or still guarantees the availability of material and manpower for exploration and mining.

The mine site includes surface infrastructure, hoist room, shaft house, mill (500 tonnes per day), tailing pond, and core shack. The infrastructure is in good condition but will require upgrading and rehabilitation if future exploration programs require underground work, particularly the mill, hoist and headframe. The Bachelor gold deposit was mined by underground mining methods, mainly by shrinkage stopping. The mine was dewatered during the winter of 2004-2005 for the realization of an underground drilling program in 2005. The mine is currently accessible by a three-compartment shaft to the 7th Level and a four-compartment shaft beyond the 7th Level. The shaft sump is at a depth of 562.66m. Twelve levels, with ventilation and egress, have been developed. Underground access from the Bachelor mine on the Hewfran Claims already exists on the 4th, 6th and 8th Levels. Recent engineering assessments are in progress.

HISTORY

The Bachelor Lake Property was originally staked by O'Brien Gold Mines Ltd. ("O'Brien") in 1946 following to the discovery of the "Main" Zone on the eastern part of the O'Brien pluton. This discovery rapidly led to trenching, geophysical surveys and numerous drill holes. In the 1960s, Sturgeon River Mines Ltd. ("Sturgeon") sank a shaft and drilled underground to the 7th Level (1961-64). From 1972 to 1975, 739,000 short tons at a grade of 0.18 oz/t Au were outlined. In the 1980's, Bachelor Lake Gold Mines, a subsidiary of Sturgeon, conducted several underground development work phases in order to start mining in 1982. They deepened the shaft to the 12th Level in 1987, and stopped production in 1989. Approximately 958,368 short tons at a grade of 0.136 oz/t Au were mined, for a total of 131,029 oz of refined gold.

Since the mine closure, several resource estimates were published on the Bachelor Claims and the Hewfran Claims. On the Bachelor Claims, InnovExplo estimated in 2004 that the claims contained an estimated measured resource of 204,454 short tonnes at 0.257 oz/t Au; an indicated resource of 216,685 short tonnes at 0.315 oz/t Au; and an inferred resource of 256,285 short tonnes at
0.304 oz/t Au. On the Hewfran Claims, after several exploration drilling programs in June 1989, Aur reported an estimated gold resource of 594,000 short tonnes at 0.170 oz/t Au for the West Zone (100,900 ounces of gold). The East Zone resource has been recently re-evaluated and downsized from 120,000 short tonnes at 0.210 oz/t to 68,000 short tonnes 0.259 oz/t.

The mine was flooded in 1992, and dewatered in November 2004 in anticipation of the underground drilling program. The mining contractor's employees are presently keeping the mine dewatered. In 1990, under a joint venture agreement with Acadia Mineral Venture Ltd. ("Acadia"), controlled by Hecla Mining Company of Canada ("Hecla"), 34 drill holes were drilled from the 12th Level and 5 drill holes from the 11th Level. In 1994, Espalau Mining ("Espalau") acquired 100% of the property and 10 surface drill holes were drilled in 1995.

Since December 2004, the Bachelor Claims have been registered 100% to Metanor, after acquiring the property from GeoNova, MSV and Campbell. Since September
2005, Halo satisfied its work agreement on the property and acquired a 50% interest which has led to the formation of the Bachelor Lake JV. In 2004-2005, Halo dewatered the Bachelor mine and initiated a 13,346 m (69 hole) underground drilling program in order to fulfill its option agreement.

Additional details concerning the exploration history of the Bachelor Claims and Hewfran Claims based on compilation work previously provided by InnovExplo, as well as information from an internal report prepared by Aur and from the SIGEOM database of the "Ministere des Ressources Naturelles, de la Faune et des Parcs" database is presented in the Bachelor Lake Report filed on SEDAR at www.sedar.com.

REGIONAL GEOLOGY

The Bachelor Lake area is located within the Northern Volcanic Zone of the Abitibi Subprovince, Superior Province. The Bachelor Lake area is situated near the western limit of the Chibougamau-Chapais greenstone belt. The mafic to felsic volcanic and volcaniclastic rocks of the Bachelor Lake area are part of the basal mafic-dominated sequence referred to as the Volcanic Cycle I. The Volcanic Cycle I formed between 2730 and 2720 Ma, and is composed of massive, pillowed and brecciated, tholeiitic basalt flows with local felsic and sedimentary units. The Northern Volcanic Zone of the Abitibi Subprovince is interpreted as a diffuse arc passing laterally into a back-arc environment with numerous felsic and mafic-felsic edifices and intra-arc sedimentary basins. The Bachelor Lake property lies along a local northeast-trend which is deviated from the general east-west pattern of the Abitibi Subprovince due to significant synvolcanic pluton emplacement and the influence of the major northeast-trending Wedding-Lamarck fault in the Bachelor Lake area.

LOCAL GEOLOGY

The property is underlain by Archean volcanic rocks of the Obatogamau Formation in a poorly known and poorly explored area of the Abitibi greenstone belt. Because of the absence of marker horizons and the paucity of outcrops, it is difficult to establish a well-defined rock sequence in the Coniagas-Bachelor Lake area. The Obatogamau Formation includes mafic, intermediate and felsic flows and their synvolcanic intrusive equivalents which are the host for the volcanogenic massive sulphide occurrences. A local composite stratigraphic section shows a typical complex volcano-sedimentary assemblage. This stratigraphic sequence includes the 280 m thick Coniagas mine sequence represented by a mafic-dominated volcanoclastic sequence. Porphyritic lava flows, prominent in the immediate area of the Coniagas zinc-lead-silver deposit (1.5 km west of Bachelor Lake deposit), cover the volcanoclastic unit. A significant 500-700 m thick, lenticular and dome-shaped felsic unit composed of massive to brecciated rhyolitic to rhyodacitic lava flows occurs up-section. This felsic-dominated unit corresponds to the Bachelor Lake gold deposit host rocks. Mafic volcanic and volcanoclastic rocks make up the upper part of the sequence. The Auger Lake and Bachelor Lake sedimentary rocks remain enigmatic but probably mark the top of the sequence. The late emplacement of several plutons (e.g. O'Brien granodiorititic pluton located east of the Bachelor Lake deposit), adds to the complexity of the region. Gold mineralization at Bachelor Lake has been interpreted to be related to the late granodioritic O'Brien pluton. Intrusive rocks related to the O'Brien pluton include granitic porphyry and biotite-hornblende granodiorite. Post-tectonic lamprophyre dykes are also common at the Bachelor Lake mine and kimberlitic dykes were documented in the Desmaraisville area. This later intrusive phase has recently been investigated for their diamond potential in the Desmaraisville area.

The local northeast-trending sequence deviates from the general east-west pattern of the Abitibi Subprovince due to the presence of significant pluton emplacement and the influence of the major northeast-trending Wedding-Lamarck fault. The folded volcanic rock sequence shows local changes in trend from N025(degree) to N065(degree), with vertical to steep northwest dips (60(degree) to 77(degree)). Folding and faulting are responsible for stratigraphic repetition and disruption of the volcano-sedimentary sequence. Foliation relationships indicate a possible third phase of deformation .

PROPERTY GEOLOGY

At the Bachelor Lake mine, most deformational features are brittle (faults, fractures, veinlets) to brittle-ductile (shear zone). Based on previous studies and the last drilling program, five (5) post-ore fault systems striking N110(degree) are recognized on the property and affect the gold-bearing zones at Bachelor Lake:

    - Flat-lying faults, generally small displacement which appears to be along strike of Main Zone. These veins are well illustrated on level plan views where mineralized zones show local metric discontinuities.
    - ENE brittle-ductile, rotational faults moderately dipping at 60(degree), namely the WAC (Waconichi faults system) and showing an oblique slip with dextral and reverse movement.
    - ENE brittle-ductile rotational faults steeply dipping at 80(degree), namely the WAC and which could be interpreted as a conjugate to the WAC.

    - NNE to NE late brittle faults steeply dipping to the NW, transverse faults. A good example of this fault is shown on the 12th level plan view between sections 50 W and 1+00 E where the "Main", "B" and "A" zones are all dislocated as blocks in a late brittle fault corridor.
    - NW brittle faults moderately to steeply dipping (65(degree) to 90(degree)), could be interpreted as conjugates to the brittle fault system.

In the Waconichi fault system, the Big WAC fault is one of the most significant and, according to the upper description, should be related to the WAC fault system. The last underground drilling campaign demonstrates that the Big WAC may have two major impacts at Bachelor: (i) by locally remobilizing gold (higher grade) and (ii) by dislocating or displacing the "Main" and "B" Zones (missing in the footwall of the Big WAC fault). The movement on it may be approximately 15 m (50'), it often tends to be adjacent to the "Main" Zone (10th to 12th Levels) and, at depth, on 13th to 15th Levels, it tends to occur between the "Main" and "B" zones. Interpretation also demonstrates that when faults cross the "Main" and "B" zones, thickening of the zones occurs.

EXPLORATION

The most recent exploration work program was executed from May to August 2005, by InnovExplo for Halo and then for the Bachelor Lake JV. The program consisted in 13,345 m of underground drilling, described in detail below under the heading "Drilling." Metanor and Halo have not conducted any other exploration program on the property. Previous exploration programs are discussed above under the heading "History".

DEPOSIT TYPES

The property hosts a wide variety of deposit types from volcanogenic polymetallic type to syn- to late-orogenic gold mineralization. On the property, volcanic-hosted massive sulphide potential is illustrated by the Coniagas
Horizon, Zinc showing #1 and #2, Area-Opawica showings and by the Coniagas deposit located on the adjacent property.

The Bachelor Lake gold mineralization is related to brittle deformational features and dilatational zones (stockwork) and to brittle-ductile shear zones. The Bachelor gold deposit can be either classified an "orogenic lode gold deposit" or an "intrusion-related gold deposit". The gold distribution appears to be controlled by both structural and lithological features (e.g. the rhyolite being more fractured compared to the agglomerate). The Bachelor Lake gold mineralization has also been interpreted to be associated with the late-tectonic granitic to granodioritic intrusion (O'Brien pluton located east of the deposit and associated dykes documented at the mine). The link between the late intrusive rocks and the gold distribution can be interpreted as either the result of a litho-structural relationship (i.e. lithological contrasts) or as a magmatic process (intrusion-related, oxydized magma). The O'Brien granodioritic stock probably provided the concentrating mechanisms through heat and hydrothermal solutions. The late phase dykes related to the O'Brien stock were introduced later than the shearing event, and the gold mineralization event has been bracketed between the occurrence of these late dykes and the earlier granodioritic phase. The high fluorine content of the hydrothermal biotite in the ore zone alteration correlates with that of magmatic biotite within the intrusive phases. There is probably a direct genetic link between the O'Brien stock and the gold mineralization. In this perspective, the Bachelor Lake gold deposit may well correspond to the new class of gold deposits in the southern Abitibi Belt known as a "Syenite-Associated Disseminated Gold Deposit". In this class of deposits, the ore bodies usually consist of zones of disseminated sulphides and variably developed stockworks associated with intensely altered wallrocks. The mineralization, with sharp to diffuse limits, is defined by a decrease in sulphide content, gold grades and intensity of stockwork fracturing. The more appropriate class heading to describe the Bachelor Lake gold deposit may be an "Intrusion-Related Disseminated Gold Deposit", rather than Syenite-Associated Disseminated Gold Deposit. Gold remobilization along the "A" shear and mineralized zone may well represent another event.

From a descriptive point of view, two main types of gold mineralization occurring in the Bachelor Lake area and in the Wachigamau Member: gold-bearing quartz veins with gold disseminated sulphides in wallrocks; and disseminated gold-bearing sulphide zones.

During the last drilling program, these differences have been recognized and can be illustrated as the "B" and "Main" zones. They were interpreted as contemporaneous disseminated gold-bearing sulphide zones, the B Zone just superseding the Main Zone formation. In both types, the mineralization is characterized and dominated by pyrite. Gold is either: (i) native and is in close association with pyrite or, (ii) free in quartz predominant veins. The mineralization is found in close association with hydrothermal alteration zones (silica-hematite alteration) which have been superimposed on the regional metamorphic minerals.

PROPERTY SURFACE SHOWINGS

Mineralization on the property was discovered from surface exploration in 1946. The property hosts several gold and base metal showings occurring on surface and illustrated by numerous showings. The property also hosts the eastern extension of the Coniagas marker horizon (zinc-lead-silver).

BACHELOR-TYPE GOLD-BEARING ZONES

The property hosts six gold-bearing zones ("Main", "A", "B", "C", "A West" and "B West" zones) which were all included in the 2005 resource estimate.

The Bachelor Lake gold deposit is located along an ESE-trending, SW-dipping, silicified shear zone with hematitic alteration. It transects NE-trending, steeply dipping volcanic rocks and the O'Brien granitic to granodioritic pluton. Major W-SW and N-NE trending faults have affected the ore zone and the emplacement of the granite intrusions. Movements along the WSW set may have opened the fractures filled by mineralization. Two types of gold-bearing zones have been identified at Bachelor Lake: silica-flooding and hematite-altered stockwork zones, illustrated by the "Main Zone" and the "B Zone". In both cases, gold is spatially associated with pyrite and the gold content correlates well with the pyrite content. Gold mineralization at Bachelor occurs predominately within the pyrite (>70%), as grains attached to the pyrite (-18%) or as free gold enclosed in the gangue (-10%). This was demonstrated in a polished-thin section examination done on the Hewfran Claims. The gold is fine grained with an average diameter between 6 to 8 mm, and visible gold is more characteristic of the "B Zone". Pyrite is usually finely disseminated (2 to 10%) hosted in strongly altered rocks, often brecciated and occasionally injected by quartz/carbonate veins and veinlets. At surface, traces of gold, chalcopyrite and ilmenite occurrences have been observed. Gold has been introduced late in the paragenetic sequence as were fluorite and some of the carbonates.

THE MAIN ZONE

The "Main Zone" has contributed 90% of the ore derived from the Bachelor Lake mine. The Main Zone is characterized by pervasive moderate to strong silicification and hematitization with 2-10% pyrite generally associated with hematite alteration. It is cross-cut by quartz-carbonate veinlets usually less than 2 cm, and some local narrow late siliceous hydraulic breccias are described. Some intense altered zone intersections show association with ankeritisation. The Main Zone contains also minor amounts of epidote, chlorite, amethyst, micas, magnetite and base metal sulphides. A distinctive deep brick red hematite alteration characterizes the zone.

The Main Zone trends N110(degree), dipping at 55(degree) southwest near the surface, steepens to near vertical at the 12th Level, and changes to 60(degree) to 75(degree) at depth. The Main Zone alteration envelope increases in width with depth below the 12th Level, while ore values are not uniformly distributed within the zone, which results in an anastomosing mineralized pattern. The last drilling program also demonstrated the recurrent presence of a weaker and narrower alteration zone of 3 to 5 m in the foot wall of the Main Zone. This "northern branch" is clearly related to the same event but rarely shows economic interest. The average width of the Main Zone above the 6th Level was 1.82 m (6'), and increased to an average of 2.44 m (8') below this level. The 2005 drilling program below the 12th Level has confirmed that the average width of the Main Zone increased. Based on the 2005 resource database, the Main Zone has an average horizontal width of 2.8m (9.2') (median at 2.1m (7')) and reached a maximum horizontal width of 12.8m (42'). This alteration system, which constitutes the main mineralized zone, is recognized over 1,150 m (N110(degree)- N290(degree) trend) and was mined over 335 m from the western limit of the Bachelor Claims to the western contact of the O'Brien pluton. The new interpretation proved the Main Zone continuity, with the drill hole intersections, to be over 488 m (from section 1,000' W to 600' E) horizontally and 900 m vertically (from surface to the elevation 7,000').

THE B ZONE

The "B Zone" was recognized on the 11th and the 12th Levels and may also represent a potential for additional resources, but until now very little mining has taken place in this zone. It was previously described as being similar to the Main Zone but the last drilling campaign illustrated their differences. Test mining has also indicated that the B Zone has competent walls. Based on the resource database, the B Zone has an average horizontal width of 3.1 m (10.3') (median at 2.1 m (7')) and reaches a maximum horizontal width of 10.5 m (34.5'). The B Zone was previously considered to be generally narrower than the Main Zone but the 2005 drill program confirmed that this zone has similar width. The B Zone dips generally steeper than the Main Zone, at about 75(degree) to 85(degree) to the south-southwest. The B Zone is interpreted to be the result of a younger geological event and formed after the Main Zone mineralization. It is characterized by a hydraulic glassy to white silica breccia with angular fragments of the altered unit and cut by quartz veins. Its alteration is similar to the Main Zone and is represented by strong to intense silicification and hematitization and generally by moderate ankeritization. Mineralization is characterized by 2% to 7% pyrite generally associated with the late quartz breccias. The presence of visible gold is often seen in this alteration zone and especially in the sections east of the T1 fault.

THE A ZONE

The "A Zone" was discovered by drilling from the 9th Level and has been traced up to the 4th Level. Test mining at the Bachelor Lake mine, using shrinkage techniques, has shown an unacceptable level of dilution on this zone. The A Zone is visually distinct from the "Main" and "B" zones. It is a highly altered and sheared zone which strikes N060-070(degree) and dips 45(degree) to 50(degree) to the southeast and cross-cuts the "Main" and "B" zones. It has previously been interpreted as a gold-bearing zone as well, but the last underground drilling campaign demonstrated a poor grade development of this zone when alone. The best values in the A Zone are related to its junction with other zones. Significant intersections have been documented while crossing the "Main" or "B" zones, probably due to gold remobilization. The last interpretation showed increases in thickness at these junctions, especially around section 100' E. The general aspect and trend of the A Zone could lead to a correlation interpretation between the A Zone and the Waconichi fault system.

THE C ZONE

The newly interpreted "C Zone" has been incorporated into the updated resource estimate. This zone has similar characteristics to the Main Zone and it appears that it can be a branch of the Main Zone. The C Zone actually seems to be less continuous than the Main Zone. The C Zone has been documented in the Bachelor Lake mine area between the sections 150' E and 600' E, in the eastern portion of the 2005 interpretation.

THE A WEST AND B WEST ZONES

The "A West Zone" and "B West Zone" have been delineated in the West Zone area of the Hewfran Claims. These zones are interpreted to be the continuity of the "A" and "B" zones identified at the Bachelor mine area. The A West Zone lies within the western extension of the "A" shear and the mineralized zone documented at the Bachelor Lake mine. A discovery hole (0.168 oz/t Au over 6 ft) intersected the zone, 487 m (1,600') west of the last encountered ore grade within the "A" Zone at 13,500 E. The hole was drilled to test the eastern extension of the mineralized shear structure (N080(degree)) identified in the Agar #1 outcrop which had been mechanically stripped, washed and channel sampled during the summer of 1987. Most of the ore grade intersects occur along two converging subhorizontally plunging ore shoots. Several spectacular intersections were encountered within these ore shoots which indicate that the West Zone is laterally continuous for more than 800 ft, and remains untested to the west. However, sub-economic intersections above and below the ore shoots suggest the ore lenses are vertically discontinuous. Lateral continuity of the structure from section to section is obvious but gold mineralization appears sporadic and essentially concentrated in the vicinity of Sections 12,100E and 12,300E. The B West Zone seems to be the extension of the B Zone documented at the Bachelor Lake mine. The zone dips at about 80 to 85(degree) (almost vertically) and shows only very sporadic grades over a cut-off grade of 3.43 g/t Au (0.10 oz/t Au). This zone is characterized by a strong silica and hematite alteration, and by local brecciation.

DRILLING

On the Hewfran Claims, the last drilling campaign was done between 1987 and 1989 by Aur. Their program has included 47 surface holes for 14,255.5 m (46 770`) and 96 underground holes for 10,401 m (34 125`). Between 1990 and the 2005 underground drilling program, two drilling programs were completed on the Bachelor Claims. In 1990, Acadia Mineral Ventures Ltd, a subsidiary of Hecla, drilled 34 holes for a total of 4,807m (15,722') from the underground workings at various locations on the 11th and 12th Levels. In 1995, Espalau drilled 10 holes from surface for a total of 2,572m (8,438'). This surface drilling program was executed by Geospex Sciences Inc. ("Geospex"). From 1987 to 1989, the western block of the property (Hewfran Claims) was the site of a major drilling program: 47 holes drilled from surface for a total of 14,259 m (46,770'), and 96 holes drilled from underground for a total of 10,404 m (34,125').

In 2005, the Bachelor Lake JV conducted a major underground drilling program comprised of 69 holes for a total of 13,345 m. This program was initiated by Halo and later followed by Metanor and the Bachelor Lake JV. A surface drilling program is presently underway by the Bachelor Lake JV on the property. The main goals of the 2005 underground drilling program were to upgrade and increase the resources. The drilling program was originally designed by Yves A. Buro, geological consultant for Wolfden and was initiated by Y. Buro for Halo. The complete 2005 drilling program (69 holes) was finally performed from two fixed drill stations located on the 12th Level by performing azimuth drilling. The drill program was initiated with the objective of upgrading the resources by performing 20-25 m (75') drill centers on the Main Zone and to some extents on the "B" and "A" zones, which are located closer to the two drill stations. The 2005 drilling program was also designed to further define and build tonnage, and to improve the understanding of the geological setting and the continuity of the ore lenses. Despite the fact that this program was performed in restricted area, it successfully:

    - filled the central gap between the T1 fault and the A Zone and also between the two main ore shoots with seventeen holes;
    - infilled the gaps left with the previous exploration programs (the 1990 Hecla program) with twenty-four drill holes;
    - extended the mineralized zones laterally to the west, on the footwall of the Waconichi fault and at depth with nineteen holes;
    - extended and connected the Bachelor resources to the west with the Hewfran Claims with six holes; and
    -    extended the mineralized zones to the east side with three holes.

Initially, the underground program (dewatering and drilling) was carried out to complete the work requirement of Wolfden (later transferred to Halo) for the acquisition of 50% of the property. During the fall of 2004, the dewatering of the Bachelor Lake mine was initiated by Wolfden in order to facilitate the underground drilling program. The dewatering of the mine was performed by CMAC and was completed during the winter of 2005. From April 6 to July 26, 2005, sixty-nine holes (BQ size) were drilled by Forage Orbit of Val-d'Or for a total of 13,345.55 m (44,977.36').

At the beginning and for the period from April 6 to May 2, 2005, the drilling program was completed, planned and logged by Yves A. Buro (for Halo). At the end of April, Halo mandated InnovExplo to continue the drilling program already in progress. A meeting between Y. Buro, A. Carrier and J. Davy (InnovExplo) was organized at Bachelor Lake Property on April 27, 2005. The local geology, main geological features, sampling protocol and drilling parameters were then transmitted. These parameters could be summarized as follows:

    -    core logging, sample intervals, RQD in meters on Excel spreadsheets;
    -    deviation tests were obtained from a Flex-It instrument;
    - planning was done on the Bachelor Lake local grid in feet and oriented 24(degree) east from the geographic North;
    - drill holes were planned using quick logs (brief descriptive follow-up), plotted on plan views and azimuth sections (usually without assay results);
    - holes were stopped generally 6m (20') after the targeted alteration zones; no exploration holes were then attempted;
    -    pictures of the entire core were taken systematically;
    -    three standards were used and inserted in each batch of 20 samples;
    -    blanks  were  taken  from  an   "assumed"   barren  local  rock  source
         (homogeneous intermediate volcanic tuff between 108 and 132m and inserted into regular sample sequence every 20 to 30 samples, preferentially after a mineralized zone;
    - no visible gold documented and no special treatment for sample with visible gold; and
    - samples were sawed in halves and sent by bus to ALS Chemex laboratory in Val d'Or.

On May 2, 2005, more than 25% of the entire program was already drilled (3,500 m with 22 holes). Some of these holes were twinning historic drill holes and others were following a 20-25 m (75') centers infill program with the Main Zone as the principal target. The three mineralized zones ("Main", "A" and "B" zones) were usually intersected in each hole. Nine holes out of twenty-two were already logged by Yves Buro. Thirteen holes were not described (back log) and fifteen holes were not sampled. Logging and sampling of these holes were performed by InnovExplo.

From May 2, 2005, to July 26, 2005, InnovExplo's geologists and Qualified Persons, Julien Davy, P.Geo, M.Sc. and Eddy Canova, P.Geo, B.Sc., were on site, on scheduled rotations of 7 days in and 7 days out (12 hours per day) for planning, interpretation, follow-up and core logging. During this period, Alain Carrier, P.Geo, M.Sc. (InnovExplo) made about ten visits on site to follow up and supervise as a Qualified Person for the program. Sampling, core moving and technical support were performed by InnovExplo's exploration technicians, also on a rotation schedule of 7 days in and 7 days out (12 hours per day). On site, InnovExplo had the support of Halo's geologist, Patrick McLaughlin, B.Sc., to catch up with the logging. InnovExplo also logged drill holes during P. McLaughlin's vacation. To catch up with the sampling, some of the core was sent to Val-d'Or and sampled at Metanor's core shack and at InnovExplo's core shack. Data management (core logging database, assay tables, data entry and validation for 2005 drill holes) was performed by InnovExplo in collaboration with Tech2Mine Inc. During the drilling program, discussions were held periodically with Tom Healy (Halo). Follow-ups and press releases were accomplished in collaboration between InnovExplo and the Company. Denis Blais, Yves Buro (consultants for Halo) and Andre Tremblay (Metanor) were also involved in the drilling program.

Some logistical aspects of the drilling program were changed. Core logging was done using "access format" logging software (Geotic Log). Sampling, security and sample shipping and laboratory protocols were established or changed during May 2005. Deviation tests obtained from the Flex-It instrument and assay results from ALS-Chemex were electronically transferred in the Geotic Log database. By June 23, 2005, all the holes in the back log were completed and the geologists were following the production of the two rigs. By the end of the program, in July 2005, all the collar locations were surveyed and all the assay results were received within fifteen days after the end of the program.

From April to July, 2005, a total of 13,345.55 m (44,977.36') was drilled from 69 holes (BQ size). A total of 3,555 samples were taken from these holes. Approximately 24.8% of the total drilled length was sampled for an amount of 3,307.63 m. Drilling was performed by Forage Orbit of Val-d'Or, on a basis of two 12-hour shifts per day using two rotating crews per drill to ensure non-stop drilling during the program. The program was performed with azimuth holes drilled from two fixed drill stations located on the 12th Level of the Bachelor Lake. The two drill stations were located 45 m (150') apart. From the total of 13,345.55 m, 6,854.55 m were drilled from drill station #1 and 6,496.00 m from drill station #2. The whole program was drilled from the deepest level of the Bachelor Lake mine, 12th Level (level at 8,328' elevation). The 12th Level is at -516 meters (1,692') below the surface level.

The entire drill campaign was logged using Geotic Log core logging software. All sample results were regularly imported to this database which also contains collar location, deviation test, assay results, RQD and recovery information that were measured during logging by the geologists. The program was conducted while taking into account all the recent MRNFP environmental standards and procedures. All holes (collars) were identified using aluminium ID tags.

It should be noted that neither the recent underground holes nor the historic underground drill holes have been cemented. All the underground diamond drill holes must be cemented before any further underground works are performed.

Plan views, azimuth cross-section and longitudinal views were used as follow-up and planning purposes, using final logs when available or more often quick logs results. Regular north-south cross-sections (grid 24(degree)E) were drafted occasionally during the program in order to help with the planning aspect. Final interpretation was realized on north-south cross-sections. Reaching a specific target (every 20-25 m (75')) with an azimuth hole was challenging, especially when the mineralized zones showed changes in strike and dip. With azimuth drilling, thicknesses are apparent and the real picture of the geology is difficult to establish. Core lengths of a zone can be four times its true width. Estimated horizontal widths for the mineralized zones were obtained on the north-south cross-sections. A slight deviation of 2(degree) has a real impact on the final locations of a drill intercept when the hole is drilled with an azimuth in the range 60(degree) to 75(degree). Furthermore, the mineralized zones at Bachelor Lake are discordant (in plan and in section) to the volcano-sedimentary sequence (stratigraphy is folded and overturned); in this particular case, the deviation of a hole is hard to predict.

Underground, the planned holes were spotted using front sight and back sight aluminium ID tag ("spade") each 10(degree) by a surveyor crew (using the Bachelor mine grid at 24(degree)E of the true north). Drill hole planning (collar azimuth and plunge) was prepared to fit either these 10(degree) surveyed tags or their mid-distance. The planning indications were transferred to the drilling team using a single information sheet per drill rig with the hole number, azimuth and plunge at the collar and planned length. Holes were spotted by Forage Orbit's driller under the supervision of Francois Faucher (foreman). The method was to bring the drill rig parallel to a rope attached from the front to the back sight tags. No central point was used as a rotation point for the drill rig which resulted in the variation of the collar location in the drill stations. Each collar location was later surveyed by the surveyor crew.

Deviation tests for the drilled holes were obtained from down-hole surveys with Flex-It instrument rented from Fordia Canada and used by the drilling contractor. Measurements (azimuth, dip, and magnetism) were taken every 3m when the hole was completed while pulling out the rods. In some long holes, measurements were taken several times to be able to follow the deviation of the hole during its progression and to ensure that the target would be attained. Strong magnetism associated with some of the volcanic units may have influenced the electronic multi-shot instrument. A statistical mean for non-magnetic rocks at Bachelor has been determined to calibrate the instrument. Twenty-three multi-shot surveys representing 379 non-magnetic measurements have been used for the mean of 56,279 nano tesla ("nt") with outer limits of +/- 1,500nt. This value was used for all down-hole surveys completed during the 2005 drilling program. The azimuth and dip surveys for each hole have been compiled, checked and transferred in the database.

RESULTS AND HIGHLIGHTS OF THE 2005 DRILL PROGRAM

Out of the 69 holes drilled during the 2005 drill campaign, 40 holes intercepted composite grades over a cut-off of 3.43 g/t Au (0.10 oz/t Au) on a minimum horizontal width of 1.5 m (5'). Eight holes intercepted a mineralized interval having a horizontal width over 6m (20'): 6.97 g/t Au over 7.92m; 13.08 g/t Au over 7.62m; 7.03 g/t Au over 6.40m; 9.72 g/t Au over 7.92m; 12.62 over 6.10m;
9.88 g/t Au over  7.92m;  10.35 g/t Au over  8.53m;  and 7.40 g/t Au over 8.23m.
Fourteen composite mineralized intervals have a grade higher than 10 g/t Au (0.29 oz/t Au): 14.84 g/t Au over 1.98m; 14.31 g/t Au over 5.64m; 17.76 g/t Au over 3.66m;  16.83 g/t Au over 3.05m; 14.22 g/t Au over 4.57m; 16.36 g/t Au over
1.52m;  16.00 g/t Au over 2.29m;  10.35 g/t Au over 8.53m; and 26.47 g/t Au over
1.52m.

For the overall program and from the 29 holes that did not intercept a significant grade, nine holes do not seem to have reached the targeted area. From these nine holes: two holes ended in the O'Brien granite; one hole was dyked out (porphyritic monzonite intercepted at the location of the "Main" zone); one hole was planned to reach the O'Brien granite contact at depth and not the "Main" zone; two holes were planned using a natural deviation which did not happen; and three holes appeared to be too short according to the final geological interpretation.

The drill program has greatly enhanced the understanding of the geological structure at depth and has led to the generation of significant new drill targets. This knowledge has the potential to significantly increase resource tonnage. Geological review has demonstrated that significant increase in both gold grade and thicknesses appeared particularly at the intersection between major structures.

Sampling Method and Approach

Sampling method and approach for both historic and new exploration are considered by InnovExplo to be appropriate and accurate.

SAMPLING METHOD BEFORE 2005 UNDERGROUND DRILLING PROGRAM

Met-Chem Canada Inc. ("Met-Chem") completed a review of the sampling protocol employed at the Bachelor Lake Mine during the production period. Sampling of the drill holes (BQ and AQ size) is very regular with geology being the first criteria to determine the sample length and that did not exceed 1.5 m (5'). During the Hecla drilling program, some gaps were noted in the sampling. Except for the Met-Chem review, there was no systematic review of the sampling method and approach in the historical assessment works. However, it can be stated that the sampling method and approach used were essentially core samples, chip samples and muck samples from underground development at the Bachelor Lake mine and the Hewfran East area. During the Aur drilling program on the Hewfran Claims, similar sampling protocols were used with the AQ and BQ size core. For Hewfran, the zones were either sawed or split in half for the sampling. Aur has also used chip and muck samples from underground levels. Moreover, Aur did a bulk sample test on the Hewfran Claims. Prior to the publication of NI 43-101 standards, it was generally assumed that the data provided was accurate and reproducible.

2005 DRILLING SAMPLING METHOD

From April 6 to July 26, 2005, 69 BQ size (36.5 mm diameter) drill holes were performed by Forage Orbit Inc., for a total of 13,345.55m (44,977.36') using the industry standard wire line methods. All of them were drilled from two underground drill stations at the 12th Level. Fifty-two reached the mineralized zones in the Bachelor Claims, while 17 reached the mineralized zones in the Hewfran Claims. Holes were planned using the Main Zone longitudinal section with intercepts every 22.8 m (75'). The 2005 drill hole database contains a total of 3,555 samples. One hundred percent of the 2005 drilling program was stored and categorized for future reference purposes in the core library located at the Bachelor Lake site. Due to limited access, the 2005 drilling was performed with azimuth holes from two drill stations. For azimuth holes, the difference between the core length and true thickness could be considerable (core length can be 10 times the true thickness for drilled holes at 85(degree) azimuth). All thicknesses are horizontal width and were calculated on sections. For the 2005 drilling program, the core sampling protocol was established by InnovExplo.

CORE SAMPLE QUALITY AND REPRESENTATIVENESS

During the 2005 drilling, 3,251 samples were submitted for gold analysis, representing 3,347.63m (24.4% of total drilled length). Inserted throughout these samples, 304 blanks and standards (8.55%) were also shipped for a controlled follow-up for a total of 3,555 samples. Every altered zone containing pyrite or every wide altered zone was considered potentially mineralized and therefore sampled. This systematic exploration sampling allowed to confirm the attitude of mineralization within the altered zones as well as other lateral small mineralized zones. Samples collected through the diamond drilling are of good quality. The mineralization in the core is generally intact with no possibility of loss due to wash out. The hardness nature of the mineralized zones (hematization and silicification) explains the excellent recovery for the mineralized zones. The core was rarely ground on short distances (less than 0.5 m). Overall, the drill core sample recovery from the mineralized zones can be considered to be representative.

SAMPLE PREPARATION, ANALYSIS AND SECURITY

Sampling, preparation, security and analytical procedures used on the property were judged to be adequate. Results from the pre-2005 sampling and assaying are considered to be good. The performance of the laboratory during the 2005 drilling program was good.

SAMPLE PREPARATION AND ANALYSIS BEFORE 2005

During the mine operation, assays were performed at the local laboratory of the Bachelor Lake mill. This local laboratory did not have any accreditation and the method used to determine the primary gold assays was by atomic absorption ("AA") and not by fire assay ("FA"). Check assays were occasionally made by fire assay in an independent and accredited laboratory (Bourlamaque Laboratory in Val-d'Or, Quebec). There was clearly a positive correlation between the AA assay values and the FA check assay values. Furthermore, a total of 46 samples selected from five holes showed a direct correlation between original and check assay values from the Hecla drilling program. Met-Chem cited that no problems were reported for the in situ analyses. Sampling protocol employed at the mine during the production period was reviewed by Met-Chem in 2001.

SAMPLE PREPARATION AND ANALYSIS DURING 2005 UNDERGROUND DRILLING

Sampling and laboratory protocol for the 2005 drilling program were defined by InnovExplo. During the program, core samples were sent to ALS Chemex Chimitec in Val-d'Or. At the laboratory, all the bags were opened and conformed to the laboratory protocols. The laboratory delivered results in electronic format through the ALS Chemex webtrieve Internet access as well as an e-mail sent to the data manager. Assay results were reported in grams per tonne and transferred directly in the central assay data base (GeoticLog and Gems).

QUALITY ASSURANCE / QUALITY CONTROL (QA/QC) PROGRAM

No contamination was discovered during the 2005 drill program. The good performance of the laboratory for external standards (field standard) is an evidence of accurate determinations being made by the laboratory. The QA/QC analysis of the pulp duplicate demonstrates a reasonable level of precision with overall approximate errors of 12%. This level of error is not uncommon for Archean gold deposits where the principal component of the ore is often "freely" liberated gold. In fact, many coarse "nuggety" gold deposits demonstrate much poorer levels of precision in pulp duplicate sample results. Precision of metallic screen assay (150 mesh pulp duplicate) was analyzed. The metallic sieve method incorporates duplicate fire assay determinations of the -150 mesh fraction of the screened pulp. The results demonstrate that precision levels of the screened pulp duplicate assays are overall approximately 6.5%. A 5% residual "nugget" effect at 150 mesh is quite acceptable for this type of gold mineralization. The result for the coarse duplicate was not that good. The extremely large introduction of error between coarse and pulp duplicates is clearly indicative of unrepresentative 1 kg coarse crush sample splits. The cause may be inappropriate crush/splitting specifications or related to original field sample size, while this type of error may not result in any global change in resource estimation.

DATA VERIFICATION

The Gemcom (GEMS 5.51) database used for the 2005 resource estimation included 15,192 assay results from 394 diamond drill hole records (each having hole ID, collar location, deviation test, geology, assay result, etc.). From the total, 325 were historical holes that were compiled and 69 holes were new. Both the historical and the new data acquired were validated.

DATA ENTRY AND VALIDATION

On the Bachelor Claims, 80 underground drill holes from the Bachelor Lake mine and 2,315 assays have been compiled by Halo. No original assay certificates were available but 100% of the assay results were checked against the original logs by Tech2Mine, an independent database management firm. Tech2Mine has compiled and entered some surface holes and underground drill holes located below the 9th Level of the Bachelor Lake mine.
Sixty drill holes and 1,978
assay results were added to the database. Forty-two assays have been checked against original assay certificates and all the others were checked against the original logs.

InnovExplo reviewed the geological setting of the gold mineralization at Bachelor Lake. Selected intervals from the hole 12-33 were examined. Core from mineralized intervals in seven other holes were reviewed . On the Hewfran Claims, 185 holes and 7,650 assay results were transferred from the Aur Gemcom database into the new database. Verification by Tech2Mine has included the verification of assay results against original assay certificates (for 2,557 results) and all other results were checked against the original logs. Verification has also included the 2005 drilling program, where nine holes were checked and transferred from logging in Excel to the new logging software GeoticLog. All the assay results obtained during the 2005 campaign were checked against the original assay certificates for the 69 new holes. Existing maps with stopes and drifts were used by Tech2Mine to support new drilling information. This data was provided to InnovExplo by Genivar (formerly Leandre Gervais & Associes Inc.) in AutoCad format. Tech2Mine has also validated collar location and surveys when available for the data from 9th to 12th Levels. Numerous holes did not have deviation data and were then plotted linearly. Bachelor grid orientation appears on several plans at 24(degree) east of true north. A grid orientation of 24(degree) east was used for data entry and during the whole 2005 program. Some deviation, typically related to grid variation as collar holes in the drift wall, appears. Until now, no adjustment has been made to correct this deviation, but the author recommended fixing this situation by rotating the whole database 0.5(degree) to the west. The real Bachelor Lake grid orientation is more likely to be at 23.5(degree) east and not 24(degree) east.

2004-2005 CHECK ASSAYING RESULTS

In 2004, Wolfden, in the course of their due diligence, took some check samples and assaying of selected intervals from drill core. In October, 2005, InnovExplo re-sampled 24 samples within the "A West" mineralized zones from six drill holes on the Hewfran Claims. Fifteen samples were coming from the Hewfran West area and nine from the Hewfran East area. Core boxes containing mineralized zones intersections were already in Val d'Or, at the Alexis Minerals Corporation core shack. Selected cores were transported at Metanor's core shack where they were examined and re-sampled by InnovExplo's team. Quarter splitting was then performed by Metanor's technician for the fifteen Hewfran West BQ core samples while the other nine were entirely sampled because of their AQ size. Two high grade certified standards were also inserted into sequences, and samples were sent to ALS Chemex laboratory in Val d'Or. The same analytical package as the last underground drilling program was requested. Focus was made on several high grade assay results obtained by Aur.

All check samples were assembled and separated into 4 groups:

    - 2 samples below the cut-off grade (under 0.1 oz/t Au) have a difference of 0.003 oz/t Au;
    - 6 samples close to the cut-off grade (from 0.1 to 0.15 oz/t Au) have an average difference of 0.004 oz/t Au. This important verification minimized the risk associated to misclassification of ore and waste block material;
    -    10 samples  close to the resource  average grade (from 0.15 to 0.3 oz/t
         Au) have an average difference of 0.015 oz/t Au. This significant low difference also means that the overall average may not change drastically. Although some absolute difference can be as high as 0.284 oz/t Au, meaning that on a local basis, some ore blocks may have been overestimated or underestimated; and
    - 10 samples with high grade assay results (over 0.3 oz/t Au) have a greater average grade difference (0.043 oz/t Au). Locally, some grade can be either over or underestimated.

CONFIRMATION DRILL HOLE FROM CURRENT BACHELOR LAKE JV EXPLORATION PROGRAM

The Bachelor Lake JV is presently realizing a surface exploration program at Bachelor. The current drilling exploration program includes one confirmation drill hole located in the Hewfran East area in order to confirm Aur results. The drilling program is performed by the geologist, Patrick McLaughlin (Halo), under the supervision of Kevin Leonard (Halo). The mineralized zone has been confirmed in the hole B05-117A and the Main Zone was intercepted between 366.1m and 373.2m with results of 9.27 g/t Au over 1.8 m (0.27 oz/t Au over 5.9') contained within
3.56 g/t Au over 7.1 m (0.10 oz/t Au over 23.62').

MINERAL RESOURCE ESTIMATES

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES. THIS SECTION USES THE TERMS "MEASURED", "INDICATED" AND "INFERRED" RESOURCES. THE COMPANY ADVISES U.S. INVESTORS THAT WHILE THOSE TERMS ARE RECOGNIZED AND REQUIRED BY CANADIAN REGULATIONS, THESE DEFINITIONS HAVE NOT BEEN ADOPTED FOR USE BY THE SEC. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT

ANY PART OR ALL OF MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO RESERVES. "INFERRED" RESOURCES HAVE A GREAT AMOUNT OF UNCERTAINTY AS TO THEIR EXISTENCE, AND GREAT UNCERTAINTY AS TO THEIR ECONOMIC AND LEGAL FEASIBILITY. IT CANNOT BE ASSUMED THAT ALL OR ANY PART OF AN INFERRED RESOURCE WILL EVER BE UPGRADED TO A HIGHER CATEGORY. UNDER CANADIAN RULES, ESTIMATES OF INFERRED RESOURCES MAY NOT FORM THE BASIS OF FEASIBILITY OR PRE-FEASIBILITY STUDIES, EXCEPT IN RARE CASES. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ALL OR PART OF AN INFERRED RESOURCE EXISTS, OR IS ECONOMICALLY MINEABLE.

The following table sets forth the estimated mineral resources at Bachelor Lake as of October 5, 2005.

--------------------------------------------------------------------------------
    BACHELOR LAKE MAINERAL RESORUCES (METRIC UNITS) (1)(2)(3)(4)(5)(6)(7)(8)
--------------------------------------------------------------------------------
                                        BACHELOR        HEWFRAN           TOTAL
--------------------------------------------------------------------------------
Measured        Metric Tons(t)           177,898         14,696          192,594
                Grade (g/t)                 8.83           8.50             8.80
                ----------------------------------------------------------------
                Oz. of Gold               50,487          4,018           54,504
                ----------------------------------------------------------------
                kg of Gold                 1,570            125            1,695
                ----------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Indicated       Metric Tons(t)           465,928        183,069          648,997
                Grade (g/t)                 7.63           7.14             7.49
                ----------------------------------------------------------------
                Oz. of Gold              114,329         42,024          156,352
                ----------------------------------------------------------------
                kg of Gold                 3,556          1,307            4,861
                ----------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Measured +      Metric Tons(t)           643,826        197,765          841,591
Indicated       Grade (g/t)                 7.96           7.24             7.79
                ----------------------------------------------------------------
                Oz. of Gold              164,815         46,042          210,857
                ----------------------------------------------------------------
                kg of Gold                 5,126          1,432            6,556
                ----------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Inferred        Metric Tons(t)           207,517        218,630          426,148
                Grade (g/t)                 6.76           6.30             6.52
                ----------------------------------------------------------------
                Oz. of Gold               45,083         44,283           89,366
                ----------------------------------------------------------------
                kg of Gold                 1,402          1,377            2,778
                ----------------------------------------------------------------
--------------------------------------------------------------------------------

1.) The Qualified Persons for the mineral resource estimate were Alain Carrier, M.Sc., P.Geo. and Julien Davy, M.Sc., P.Geo. (InnovExplo Inc.), and the effective date of the estimate is October 5, 2005.
2.) Mineral resources are not mineral reserves and do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.
3.) Results are presented undiluted and in situ, and some resource blocks may be locked in pillars. The estimate included six (6) gold-bearing zones ("Main", "A", "B", "C", "A West" and "B West") and covers the Bachelor Lake, Hewfran East and West areas.
4.) The resources were compiled using a cut-off grade of 3.43g/t Au. This cut-off must be re-evaluated in the light of the present market conditions: gold price, exchange rate and mining cost. A fixed density of 2.755g/cm(3) was used. A minimum of 1.5m horizontal width was applied, using the grade of the adjacent material when assayed, or a value of zero when not assayed. High grade capping were fixed at 51.4g/t Au for the "Main" zone, and to 34.3g/t Au for the "A", "B", "C", "A" West and "B" West zones and were done on 0.75 m drill hole composite interval.
5.) Measured resources were evaluated from a polygonal method using underground geological mapping and face sampling assay results.
6.) Indicated and inferred resources were evaluated from drill hole results using a block model approach (inverse distance squared interpolation) constrained within six (6) individual 3D wire frames ("Main", "A", "B", "C", "A West" and "B West" zones).
7.) Calculations used Imperial units (feet, short tons and oz/short ton Au) and results were rounded to reflect their "estimate" nature. These results were later converted into Metric using a factor of 0.90178 for the conversion of short tons into tonnes and a factor of 34.2865 for the conversion of oz/t Au into g/t Au.
8.) The Company is not aware of any known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues that could materially affect the mineral resource estimates.

MINERAL RESERVES

There are no mineral reserves estimated for the Bachelor Lake property.

MINERAL PROCESSING AND METALLURGICAL TESTING

Results from previous metallurgical testing were not available for Bachelor. InnovExplo presumed that metallurgical tests were conducted prior to the mill opening. The historic mill recovery rate during a period of seven years (between 1982 and 1989) ranges from 91.8% to 93.7% (refer to the Table below). The average gold recovery rate of 93.0% obtained from historic milling at Bachelor Lake may be an appropriate estimate for the Bachelor Lake resources.

--------------------------------------------------------------------------------
                        BACHELOR MILL OPERATING STATISTIC
--------------------------------------------------------------------------------
YEAR       MILLED      HEAD GRADE   RECOVERY RATE   MILL AVAIL.  OUNCES PRODUCED
        (SHORT TONS)     (OZ/T)         (%)            (%)
--------------------------------------------------------------------------------

1982      73,178          0.124            -            -              8,077
1983     166,894          0.166         92.0         91.0             25,627
1984     156,086          0.140         92.4         85.5             20,104
1985     164,081          0.141         93.6         87.1             21,729
1986     136,520          0.158         93.7         83.3             20,140
1987      31,650          0.151         91.8         92.2              4,391
1988     144,298          0.146         92.7         86.9             19,516
1989      85,661          0.141         92.7         93.1             11,445
--------------------------------------------------------------------------------
TOTAL    958,368          0.147         93.0         88.4            131,029
================================================================================


The Bachelor Lake JV is presently revising the actual conditions of the Bachelor Lake mill. This mandate has been given to Genivar (formerly Leandre Gervais & associes engineering firm) and will include a review of adequate mineral processing for the Bachelor Lake gold mineralization.

In September 1988, Aur performed a mill test from a bulk sampling from their 6th and 8th Level in the Hewfran east area. According to Aur memorandums, +/- 3,300 tons (784 skips @ 4.0 tons per skip) were taken from the "Main" zone at the 8th Level and +/- 2,300 tons (601 skips at 4.0 tons per skip) were taken from the "A" zone at the 6th Level. Bulk samples were milled at the Bachelor mill under the supervision of Aur engineers. No official final report on the mill test was found by InnovExplo. However, several memorandums indicated that they first milled the A Zone but also mixed it with the Main Zone muck samples. This mix was proposed to avoid documented dilution problems on the "A" zone (probably due to the presence of a chlorite rich footwall as suggested by Aur's geologists). Before the mill test, Aur anticipated 2,800 to 3,300 st at 0.148oz/t Au (from the Main Zone at the 8th Level) and 2,300 st at 0.091oz/t Au (from the "A" zone at the 6th Level) for a total of 5,600 st at 0.123oz/t Au (underground mucking sampling average).

The last daily report from the Bachelor mill (September 25, 1988) stated that 5,783 short dry tons were milled at an average of 0.1094 oz/t Au, and yielded a bullion bar of 736.46 ounces, of which 632.84 ounces were gold. The calculated mill recovery was 91.96 %. The results correspond to a discrepancy with the Aur calculated stock pile grades (0.123 oz/t Au). The extra 175 to 200 tons of waste (0.001 oz/t Au) was explained by surface pod scraping, in view of the large surface area covered by the muck and was even considered as an excellent execution by scoop operators. However, these added waste tons did not explain the discrepancy (11%).

Following operation at the Bachelor Lake underground mine, the owner at that time, Espalau, gave Geospex the mandate to prepare a restoration plan proposal (phase 1) for the Bachelor Lake mining site. The restoration plan proposal was described in a report dated January 1997 and submitted for approval to the Service du developpement et du milieu miniers of Quebec government for which no offical response was given because of the "temporary closing" status of the site. However, the property was considered conform in the conclusion of a preliminary report in February 1998. This report also mentioned that the

Ministere de l'Environnement did not add any recommendations. The mining contrator on site is currently keeping the mine dewatered. The water is pumped from the underground workings into the tailing pond in conformity with the Certificate of Authorization delivered by the Ministere de l'Environnement du Quebec on June 28th, 2004. Exploration activities on the property conform to the Quebec regulations.

EXPLORATION AND DEVELOPMENT

The Bachelor Lake JV is obligated to satisfy a $1.6 million work commitment to acquire a 100% interest in the Hewfran Claims from Aur. In addition, the Bachelor Lake Report recommended a two-phase work program for the Bachelor Lake Property comprised of: (1) expansion of the underground mineral resource base and completion of a pre-feasibility study; and (2) improving the knowledge and definition of the mineral resources on the property and the preparation of a feasibility study. The pre-feasibility study will have to demonstrate the economic viability of the mine as a justification for proceeding with the second phase of the work program. The second phase activities will lead to the preparation of a feasibility study that will confirm that the economic viability of the mineral resources is suitable to solicit funds from external sources. The costs of the first phase work program is estimated at $4.9 million and the second phase is estimated at $8.5 million. The costs of each phase are broken down as follows:

------------------------------------------------------------------------------------------------------------
                    PHASE I - UNDERGROUND EXPLORATION PROGRAM AND PRE-FEASIBILITY STUDY
------------------------------------------------------------------------------------------------------------
PHASE I WORK PLAN AND BUDGET                        UNITS               UNIT COST          TOTAL COST
                                                                            $                   $
------------------------------------------------------------------------------------------------------------


 1.) SURFACE EXPLORATION PROGRAM
------------------------------------------------------------------------------------------------------------
Test the West extension and develop
underground targets                                 7,500 m              $ 100              $ 750,000
------------------------------------------------------------------------------------------------------------
Compile regional and local data base                Lump sum             $ 30,000           $ 30,000
------------------------------------------------------------------------------------------------------------
SUB-TOTAL                                                                                   $ 780,000
------------------------------------------------------------------------------------------------------------
 2.) UNDERGROUND EXPLORATION PROGRAM
------------------------------------------------------------------------------------------------------------
Planning and design of the program                  Lump sum             $ 30,000           $ 30,000
------------------------------------------------------------------------------------------------------------
Upgrade mine infrastructure                         Lump sum             $ 1,450,000        $ 1,450,000
------------------------------------------------------------------------------------------------------------
Underground development                             350 m                $ 2,600            $ 910,000
------------------------------------------------------------------------------------------------------------
Underground diamond drilling program                12 000 m             $ 100              $ 1,200,000
------------------------------------------------------------------------------------------------------------
Underground support and services                    5 months             $ 75,000           $ 375,000
------------------------------------------------------------------------------------------------------------
SUB-TOTAL                                                                                   $ 3,965,000
------------------------------------------------------------------------------------------------------------
 3.) RESOURCE ESTIMATE AND PRE-FEASIBILITY STUDY
------------------------------------------------------------------------------------------------------------
Validation, interpretation, resource estimate       Lump sum             $ 70,000           $ 70,000
------------------------------------------------------------------------------------------------------------
Pre-feasibility study                               Lump sum             $ 70,000           $ 70,000
------------------------------------------------------------------------------------------------------------
SUB-TOTAL                                                                                   $ 140,000
------------------------------------------------------------------------------------------------------------
 4.) ENVIRONMENTAL AND PERMITTING
------------------------------------------------------------------------------------------------------------
SUB-TOTAL                                           Lump sum             $ 70,000           $ 70,000
------------------------------------------------------------------------------------------------------------
 5.) INFORMATION PROGRAM
------------------------------------------------------------------------------------------------------------
SUB-TOTAL                                           Lump sum             $ 15,000           $ 15,000
------------------------------------------------------------------------------------------------------------
TOTAL PHASE I                                                                               $ 4,970,000
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------
                      PHASE II - UNDERGROUND EXPLORATION PROGRAM AND FEASIBILITY STUDY
------------------------------------------------------------------------------------------------------------
PHASE II WORK PLAN AND BUDGET                       UNITS               UNIT COST          TOTAL COST
                                                                            $                   $
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
 1.) UNDERGROUND PROGRAM
------------------------------------------------------------------------------------------------------------
Infrastructure work and shaft rehabilitation        Lump sum             $ 460,000          $ 460,000
------------------------------------------------------------------------------------------------------------
Shaft extension                                     200 m                $ 12,000           $ 2,400,000
------------------------------------------------------------------------------------------------------------
Underground development                             300 m                $ 2,600            $ 780,000
------------------------------------------------------------------------------------------------------------
Extraction of a bulk sample                         Lump sum             $ 100,000          $ 100,000
------------------------------------------------------------------------------------------------------------
Underground development for drill program           800 m                $ 2,600            $ 2,080,000
------------------------------------------------------------------------------------------------------------
Underground support services                        13 months            $ 75,000           $ 975,000
------------------------------------------------------------------------------------------------------------
SUB-TOTAL                                                                                   $ 6,795,000
------------------------------------------------------------------------------------------------------------
 2.) RESOURCE INFILL AND EXPANSION DRILLING
------------------------------------------------------------------------------------------------------------
SUB-TOTAL                                           15 000 m             $ 100              $ 1,500,000
------------------------------------------------------------------------------------------------------------
 3.) FEASIBILITY STUDY
------------------------------------------------------------------------------------------------------------
SUB-TOTAL                                           Lump sum             $ 200,000          $ 200,000
------------------------------------------------------------------------------------------------------------
 4.) CONTINUE ENVIRONMENTAL AND PERMITTING
------------------------------------------------------------------------------------------------------------
SUB-TOTAL                                           Lump sum             $ 50,000           $ 50,000
------------------------------------------------------------------------------------------------------------
TOTAL PHASE II                                                                              $ 8,545,000
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
TOTAL PHASE I AND PHASE II                                                                  $ 13,515,000
------------------------------------------------------------------------------------------------------------

ADJACENT PROPERTIES

The Bachelor Lake JV also owns claims adjacent and contiguous to the Bachelor property. Subsequent to August 10th, 2005, Metanor acquired the MJL Claims and Hansen Claims respectively located adjacent to the north and to the west of its property from MJL Explorations and J. Hansen. The MJL Claims are comprised of 74 claims (1,976.36 ha) and the Hansen Claims are comprised of 14 claims (311.33
ha). Metanor paid a sum of $10,000 and issued 50,000 common shares from its capital stock to the vendors. Metanor will pay the same amount to the vendors every year over a three-year period (2006 to 2008 inclusively). The acquisition amounts to $40,000 and 200,000 Shares. The vendors were also granted a 2% NSR, redeemable under certain conditions.

QUARTER MOON LAKE PROPERTY, MANITOBA

On February 9, 2005, the Company signed a letter of intent (the "Quarter Moon LOI") with Endowment Lakes (2002) Limited Partnership ("Endowment Lakes") granting the Company the option to earn up to an 80% interest in the Quarter Moon Lake Gold Property in north-central Manitoba. Under the Quarter Moon LOI, the Company was granted the right to acquire an initial 51% interest in the property by paying $40,000 and issuing 50,000 common shares upon regulatory approval of the transaction, completing a $250,000 minimum work commitment in the first year, paying a further $40,000 and issuing 50,000 common shares on the first anniversary and completing a further $300,000 minimum work commitment in the second year. The Company was granted the further option to earn an additional 29% interest by completing an additional $1.5 million in exploration and development over a subsequent two-year period and paying an additional $40,000 and issuing 50,000 common shares on or before the third anniversary of the Quarter Moon LOI. The Company is responsible for advancing the property to production and will recover all costs out of production prior to sharing in profits on an 80:20 basis. Endowment Lakes will hold a 1% net smelter returns royalty on production from the property which may be purchased at any time by the Company for $1 million.

SHERRIDON PROPERTY

The following information on the Sherridon Property is derived from the report dated January 31, 2006 entitled "Technical Report on the Sherridon VMS Property, North-Central Manitoba, Canada (the "Sherridon Report") prepared by Karen J. Ferreira, M.Sc., P.Geo., who is a qualified person as defined in NI 43-101.

PROPERTY DESCRIPTION AND LOCATION

The Sherridon Property includes 56 mineral claims that total 10,972 hectares. The Sherridon Property holdings are informally subdivided by the company in four groups: the Sherridon, Sherridon East, Meat Lake, and Quarter Moon Lake. These subdivisions are for the convenience of the Company only, and do not reflect any regulatory designation by the Manitoba Government. The Sherridon and Sherridon East claims are contiguous. The Meat Lake and Quarter Moon Lake claims are contiguous. The Sherridon East claims are separated from the Quarter Moon Lake claims by a distance of 1 km.

The Sherridon Property is in The Pas Mining Division of Manitoba, in NTS areas 63N/02 NW and 63N/03 NE, with a small portion of the claims extending into 63N/02SW and 63N/03SE. The main shaft of the past-producing Sherridon Mine is located at 55(0)08'22"N 101(0)06'25"W. The centre of the Meat Lake claims is located at about 55(0)08'N 100(0)48'W.

The Sherridon East and Meat claims were staked and are held by the Company. Continued ownership of these claims by The Company is subject to meeting work commitments set forth by the Mines and Minerals Act of Manitoba and its accompanying Regulations.

The Quarter Moon Lake claims (i.e., Elm 7, Elm 8, Elm 9, Elm 10 and Elm 12) were optioned by the Company from Endowment Lakes pursuant to the Quarter Moon LOI. The Company has the right to acquire up to an 80% interest in the Quarter Moon Lake claims pursuant to the terms of the Quarter Moon LOI. See "Item 4. Information on the Company. Principal Properties - Quarter Moon Lake Property, Mantitoba" for a summary of the terms of the Quarter Moon LOI.

The Crown owns surface rights for the areas covered by all of the claims except for seven claims within the Sherridon Community Boundary. Within subdivisions of the Sherridon Community Boundary, surface rights are held by a variety of parties, including private individuals, commercial enterprises, the community council; some lots are under the jurisdiction of the Crown Lands Branch. Ownership, zoning and other matters are covered in the Sherridon Community Council Land Use Policy, which was implemented in 1991 by Manitoba Northern Affairs. The Kississing Lake management strategy, implemented in 1986 and formally supported in the Sherridon Community Council Land Use Policy, was developed to protect water quality of Kississing Lake and its surrounding environs in order to encourage and maintain the tourist recreational industry.

The mineral claims have not been legally surveyed. The following map identifies the location of the Sherridon Property:

                           Figure 1: Property Location

               [GRAPHIC OMITTED][GRAPHIC OMITTED][OBJECT OMITTED]


              Omitted graphic is Location Map of Sherridon Property
                       on map of the Province of Manitoba
                   showing location in reference to Flin Flon,
                   Cranberry Portage, The Pas, and Snow Lake

The past-producing Sherridon Mine, the Cold Lake deposit, and the Fidelity zone (also known as Jonah Lake zone) occur on the Company's property. Claims containing the Park Lake deposit, owned by Hudson Bay Mining & Smelting Co., Ltd., are contiguous with the Company's claims in the Sherridon area. The Bob Lake deposit, owned by W. Bruce Dunlop Limited, is surrounded by the Company claims. The mineral lease containing the Jungle Lake deposit, owned by Hudson Bay Mining & Smelting Co., Ltd., is contiguous with the Company ground in the Sherridon East area. The claim containing the Ake Zone, owned by W. Bruce Dunlop Limited, is contiguous with the Company ground in the Meat Lake area.

Capped or fenced shafts and mine openings, tailings area, and other relics from the mining operation that ceased in 1952 are present in and around the community of Sherridon. The Company is in receipt of a letter of indemnification from the Manitoba Director of Mines that "confirms that the Company will not be held liable or responsible for any environmental contamination or degradation of or alteration to the natural environment which presently exists or can be shown to exist or to have occurred" prior to the Company's ownership of the claims, under authority of clause 127(2) of the MINES AND MINERALS ACT (Manitoba) (the "Mines and Minerals Act"), which provides that where rehabilitation of land is required in respect of work performed thereon before April 1992 under a mineral lease that expired or was surrendered or cancelled before that date, the person who held the mineral lease is as liable for the rehabilitation as he or she would have been if such legislation had not been enacted; and, where the land or any part of the land is staked and recorded on or after April 1992, the holder of the claim or mineral lease issued in respect of the land or any part of the land is not otherwise liable under the Mines and Minerals Act for the rehabilitation. The same letter advises that the Company, or its potential development partners, may use an existing report prepared in November 2004 by UMA Engineering Ltd. and Senes Consultants Ltd. as a baseline environmental impact study for the purposes of identifying the existing environmental conditions of the tailings area, but that the Company may need to update or upgrade the report with additional work if the Company plans work in the immediate area of the tailings.

Exploration operations on the property are subject to the usual laws that regulate mineral exploration and development throughout the Province of Manitoba, including the Mines and Minerals Act and its Regulations and the ENVIRONMENT ACT. A work permit is required from Manitoba Conservation to undertake field work. The federal Department of Fisheries and Oceans recommends that proponents obtain a letter of advice where exploration work is planned in areas with fish habitat.

Fifteen claims lie within a Sanitary Area designated by Manitoba's chief medical officer of health under the authority of the Sanitary Areas Regulation of the PUBLIC HEALTH ACT. Sanitary Areas are designed to ensure water quality in a community. If a proponent plans to conduct an activity within a Sanitary Area that may impact water quality by either depositing material into the water or establishing a camp or buildings for commercial purposes (including mining), then the proponent must obtain written permission from the Minister of Health or the chief medical officer of health.

Six claims lie within the Sherridon Community Boundary. Of these claims, three claims include areas designated as Sherridon Subdivisions. Written consent was granted prior to staking by the Minister of Mines to stake and apply for mining claims within the subdivisions of Sherridon and Cold Lake. This written consent, as well as support for mining exploration and development within the community, was expressed in a letter from Sherridon Community Council to the Director of Mines.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Sherridon Property is located approximately 65 km northeast of the city of Flin Flon, Manitoba near the Northern Affairs Community of Sherridon, Manitoba and the adjacent community of Cold Lake. Year-round access to Sherridon (population ~115) is by a gravel road that extends 78 km from Provincial Highway 10, from approximately 15 km north of the community of Cranberry Portage. East of Sherridon, the claims can be accessed in the summer by float plane, and parts by quad trails and boat. In the winter, these claims are accessible by snowmobile or ski-plane. Winter roads, logging roads and trails are available throughout the area.

The Sherridon area is typical of the Precambrian boreal forest in Manitoba. Relief is generally low, with rolling hills separated by lakes and swamps. Glacial overburden is relatively thin, generally less than 10 metres. The claims that constitute the Sherridon Property are located at approximately 300-340 m above mean sea level. Upland areas are forested by jackpine, poplar and white spruce; lowlands have abundant black spruce and tamarack. Flin Flon and The Pas are the nearest places for which climate data are maintained by Environment Canada; their data are similar, and are averaged here to provide information about the Sherridon area: Average daily temperatures range from about 18(degree)C in July to -20.5(degree)C in January. Annual rainfall totals about 330 mm; annual snowfall totals about 135 cm. For areas with road access, exploration may continue throughout the year. In more remote parts of the property, exploration may be carried on year-round with interruptions for freeze-up and spring thaw of the waterways.

Power lines, owned and operated by Manitoba Hydro, and a rail line, operated by Hudson Bay Railway Company, a subsidiary of OmniTRAX Canada, go through Sherridon. In addition to the Sherridon road, numerous active logging roads and trails transect the project area. Sufficient water for exploration, and potentially for mining, operations is readily available in many lakes in the area. Flin Flon (population ~6500), Cranberry Portage (population ~1000) and The Pas (population ~5800) all have well-developed road, rail, and air transportation and businesses that service the mining, forestry, recreation, and commercial fishing industries.

HISTORY

Prospecting in the Sherridon area dates back to the early 1920's, not long after the Flin Flon copper-zinc deposit and other mineralization in the Flin Flon area was discovered. Many claims were held by various parties through the years. Claims that were staked, but had no work filed for assessment, are not included in the exploration history of this report. In the last twenty years, claims of this nature were held by numerous parties including (but not limited to) Aur Resources Ltd., Foran Mining Corporation, Esso Minerals Canada, Homestake Mining (Canada) Limited, Varna Gold Inc., Granges Exploration Ltd., Noranda Exploration Company Limited, and a number of prospectors.

The Sherritt Gordon deposit was discovered and first staked by prospector Philip Sherlett in 1922. Claims lapsed in 1924 and were restaked by other parties. Sherritt Gordon Mines, Limited, was formed in 1927 to explore, develop, and mine the property. The Sherritt Gordon mine at Sherridon operated from 1931 to 1932 and 1937 to 1951. Production took place from the West Lens from 1931 to 1932 and 1937 to 1951; production took place from the East Lens from 1940 to 1946. A total of 166,093 tonnes copper, 135,108 tonnes zinc concentrate (50%), 2,867 kg gold and 91,320 kg silver were extracted from 7,737,936 tonnes mined. As mine closure at Sherridon became imminent, Sherritt Gordon Mines Limited, began moving most of the buildings and equipment from Sherridon to Lynn Lake, Manitoba, approximately 260 km away, where it was opening a nickel mine. From 1946 to 1953, Sherritt Gordon Mines Limited, moved more than 200 buildings via tractor train over a winter road.

From 1924 to 1977, the ground near the Sherritt Gordon deposit was covered by mineral leases owned by Sherritt Gordon Mines Limited. Sherritt engaged in geological mapping, carried out an extensive geophysical survey of the northern claims, and undertook considerable exploratory diamond drilling. Sherritt's work is not included in government assessment files. Hudson Bay Exploration & Development Co. Ltd. restaked the ground in 1977 and held it until 1994. The ground was open for staking from 1994 to 1997. Peter C. Dunlop staked the ground in 1997 and held it until 1999. From 1999 to 2002 the area near the deposit was held by W. Bruce Dunlop (NPL) Limited. Some prospecting work was done adjacent to the old tailings area. The ground was open for staking from 2002 to 2005, when the Company staked it.

The Sherridon East and Meat Lake areas had a similar history with many early prospectors' claims. Parts were covered by Sherritt Gordon Mines Limited mineral leases, which lapsed at various times in the 1950's and 1970's. Hudson Bay Exploration & Development Co. Ltd. carried out the most widespread work throughout the intervening period, mostly by coverage with horizontal loop electromagnetic and magnetic surveys, generally using coil separations of 400 ft. (120 m) for the HLEM surveys. HBED drilled numerous holes to test conductors throughout the area. Most of these holes were about 120 m or less in length. Various other parties held claims in the area throughout the 1980s and 1990s. Much of the exploration focus during this period was gold exploration.

The area of the Quarter Moon Lake claims was similarly held by numerous prospectors through the years. Emphasis in this area has traditionally been toward gold exploration closer to the Nokomis Lake deposit southeast of the Company's property. On the Quarter Moon Lake property, the most recent work was done in 2003-2005 by Endowment Lakes, the company from whom the Company optioned five claims. Geochemical survey work was previously conducted that included seven lake sediment samples, 1 stream sediment sample from claim, six soil samples, and 21 lithogeochemical samples. The samples were collected to follow-up a regional gold-arsenic lake sediment anomaly noted by the Geological Survey of Canada in 1986. The lithogeochemical samples contained up to 159 ppb gold, up to 36 ppm tungsten, and up to 14.4% MgO in amphibolite. Further geochemical work and prospecting in the area of these anomalies led to the discovery of the Emily gold prospect, 250 m upstream from the stream sediment anomaly. Further work continued in 2004 with additional soil geochemical sampling to better characterize the rock units in the area and prepare for additional ground follow-up. Four cuts were channel sampled (total 24 samples) with a diamond saw in May 2005; the best values were 8.7 g/t Au over 0.4 m in one pit and 7.2 g/t Au over 0.5 m in another. Nineteen holes totalling 1215 m were drilled in May and June 2005 to test the showing at depth; a discontinuous area, approximately 200 x 30 m, was outlined that contained, on average, about 1 g/t Au over about 1 m. Further drilling on the Emily prospect was not recommended.

GEOLOGICAL SETTING

Geologists from the Geological Survey of Canada noted mineralization in the Sherridon area as early as the late 1920's. The area was first mapped at a scale of 1:63 360 and 1:31 680 from the mid-1940's to the early-1950's by the Geological Survey of Canada. Additional geological mapping (mostly 1:50 000 scale) was conducted from the mid-1980s to the mid-1990s. This latter activity was coordinated with NATMAP (National Mapping Program) multidisciplinary geological studies throughout the Flin Flon, Snow Lake and Kisseynew regions. This most recent, comprehensive work included geological mapping, geochemical, and geochronological work that led to the recognition of their common stratigraphy and related recognition of tectonic environments that led to the assemblage of these related terranes.

REGIONAL GEOLOGY

The Sherridon Property is in the south flank of the Kisseynew gneiss belt, a metasedimentary terrane that is part of the Paleoproterozoic Trans-Hudson
Orogen. The Trans-Hudson Orogen consists of several Proterozoic belts of metavolcanic, metasedimentary and intrusive rocks that occupy the area between the Archean Hearne Province to the northwest and the Archean Superior Province to the southeast. The Kisseynew gneiss belt represents a sedimentary basin flanked to the north and south by magmatic arc terranes, notably the Flin Flon - Snow Lake metavolcanic belt to the south and the Lynn Lake - La Ronge metavolcanic belt to the north. The central part of the Kisseynew basin is dominated by Burntwood suite migmatized greywacke (~1.86-1.84 Ga). The north and south flanks of the Kisseynew domain consist of structurally interlayered gneisses that include rocks directly related to the flanking arc terranes. The boundary between gneisses of the south flank of the Kisseynew belt, which includes Sherridon area, and the Flin Flon - Snow Lake belt is transitional. The adjoining Flin Flon - Snow Lake belt consists of a tectonic collage of volcanic, volcaniclastic, and related intrusive rocks of the Amisk Group, an unconformably overlying Missi Suite of mainly clastic and subordinate volcanic rocks, and plutons of various ages. Gneisses have been thrust faulted over volcanic rocks along the south flank of the Kisseynew at the Kisseynew - Flin Flon belt margin.

LOCAL GEOLOGY

The south flank of the Kisseynew belt includes the following four major rock groups:

        - Orthogneisses derived from mafic to felsic volcanic, intrusive and volcaniclastic rocks (1.92-1.85 Ga), which are equivalent to the Amisk Group of the Flin Flon - Snow Lake belt. Amphibolites are interlayered with felsic gneisses are interpreted as metagabbros and Amisk metabasalts.

        - Some orthogneisses in the immediate Sherridon area that make up the crescent-shaped Sherridon structure have an uncertain origin. The orthogneisses of the Sherridon structure include siliceous, pelitic and calc-silicate gneisses interlayered with amphibolite, which are interpreted as being derived from volcanic and plutonic rocks. The Sherridon gneisses may be an assemblage of metavolcanic and intrusive rocks equivalent with the Amisk Group.

        - Paragneisses derived from marine turbidites (1.866-1.84 Ga) are assigned to the Burntwood Suite. These paragneisses are generally graphitic (garnet)-biotite gneisses in the Kisseynew's south flank.

        - Paragneisses derived from terrestrial clastic and volcanic rocks (1.866-1.84 Ga) are considered equivalent to the Missi Suite of the Flin Flon - Snow Lake belt. These include mainly magnetite-bearing quartz-rich gneisses with lesser volcanic-derived amphibolite and felsic gneiss.

Earlier workers had subdivided rocks of the Kisseynew belt into Nokomis Group paragneisses and hornblende-plagioclase gneiss and unconformably overlying Sherridon Group siliceous paragneisses, and post-Sherridon intrusions. Nokomis Group rocks were correlated with sediments of the Amisk Group from the Flin Flon belt and Sherridon Group with the Missi Group of the Flin Flon belt, and this was the usage for other work, with some acknowledged unresolved difficulties in correlation, for some time. As work continued and understanding improved for both and Flin Flon and Kisseynew domains and relationships between the two, the use of "Nokomis Group" and "Sherridon Group" terminology for rocks of the Kisseynew has been replaced with the Flin Flon belt's "Amisk Group" and "Missi Suite" terminology in more recent literature. This change was significant, not only because of this recognition of equivalency, but also because geologists recognized the ample presence of felsic volcanic rocks, with calc-alkaline composition, in the area directly around Sherridon; this has positive implications for VMS mineralization potential. Structural, geochronologic and geochemical studies support the validity of considering units of the Flin Flon - Snow Lake belt as stratigraphic equivalents of the south flank of the Kisseyne. This equivalency in stratigraphy between parts of the Kisseynew south flank and the Flin Flon - Snow Lake belt has particular relevance for mineral exploration, because the Flin Flon - Snow Lake belt is a well-known host to many past-producing, producing and subeconomic copper-zinc deposits.

Upper amphibolite facies metamorphism resulted in extensive destruction of primary structures and extensive granitization in the Kisseynew gneisses. Five deformational stages have complexly deformed the Kisseynew belt into refolded recumbent-fold packages. Two interfering fold events yielded the notable hook shapes that characterize the map view of rocks in the Sherridon area and in the Meat Lake area. Rocks in the Sherridon region have experienced notable attenuation parallel to compositional layering.

Cordierite-anthophyllite and garnet-anthophyllite assemblages in various places throughout the south flank of the Kisseynew belt represent hydrothermally altered rocks. Some of this alteration accompanies sulphide mineralization. Some alteration assemblages do not have an apparent relationship with sulphide mineralization. This may represent hydrothermal alteration material that was clastically transported paleotopographically down-slope from its initial source in the basin. Alternatively, it has been suggested that the attenuation due to the extreme strain that affected Kisseynew rocks may have transposed alteration zones along strike from massive sulphide mineralization, dislocated from a more typical original orientation where the alteration assemblages represent a crosscutting pipe-like feeder beneath a sulphide zone.

PROPERTY GEOLOGY

The Company's land holdings are centred on the Sherridon - Hutchinson Lake Complex and the Walton Lake nappe. Both structural complexes include gneisses derived from various Amisk Group juvenile arc volcanic rocks, mainly felsic volcanic and intrusive with a lesser interlayered mafic component. In the core of the Sherridon complex, gneisses with an uncertain origin (see "Sherridon gneisses" above) comprise interlayered graphitic volcaniclastic wackes, quartz-carbonate rock (an impure marble), and calc-silicate rock. Smaller plugs of gabbro and amphibolite occur near the centre of the structural complex, and amphibolite forms a "rim" around the western part. The latter is correlated with the Amisk Group. Porphyroblastic garnet-anthophyllite +/- cordierite gneiss and sillimanite gneiss in the Star Lake area (i.e., near the Company's Sherridon East claims) and in the Sherridon area are strongly foliated and are associated with shear zones. These rocks are interpreted as hydrothermal alteration assemblages.

The Walton - Meat Lake area, centred on the Walton Lake nappe, consists of Amisk Group volcanic arc assemblage rocks of the Batty Lake - Meat Lake Sequence. Dominant lithologies are various amphibolites and felsic gneisses that are interpreted as metamorphosed mafic and felsic volcanic flows and fragmental rocks, felsic volcanic and subvolcanic rocks; calc-silicate rocks interpreted as altered felsic volcanic breccia; and cordierite-garnet +/- sillimanite +/- hercynite +/- anthophyllite gneiss and biotite-garnet +/- hornblende gneiss interlayered with garnetiferous felsic gneiss interpreted as extensive, prominent, hydrothermal alteration assemblages.

DEPOSIT TYPES

Volcanogenic copper-zinc-(gold)-(silver) massive sulphide (VMS) deposits are the main mineral deposits in the Kisseynew domain. This style of deposit is the major target for exploration on the Company's Sherridon property. Gold mineralization also is known at a number of locations in the south flank of the Kisseynew. The Company's Quarter Moon Lake claims are primarily a gold exploration property, however this deposit type is of secondary importance for the Company in its current exploration outlook.

MINERALIZATION

Massive sulphides including copper- and zinc-bearing sulphides are known to occur as discontinuous lenses in Sherridon Suite quartz-rich gneisses (felsic volcanic and volcanic-derived rocks) near the contact with hornblende-plagioclase gneisses (intermediate to mafic metavolcanic rocks) in the Sherridon - Hutchinson Lake complex and in garnet-biotite +/- cordierite +/- sillimanite gneiss on the east limb of the Meat Lake synform. Known deposits with this style of mineralization in the area include the past-producing Sherritt Gordon Mine (West and East Lenses), the Cold Lake deposit, and the Fidelity zone, all discussed below, as well as the Park Lake, Bob Lake, Jungle Lake, and Ake Zone deposits. The past-producing Sherridon Mine, the Cold Lake deposit, and the Fidelity zone occur on the Company's property.

An association has been identified between mineralization known in the area at the time, which included both the Sherritt Gordon Mine and the Bob Lake deposit, their stratigraphic position between a quartz-rich gneiss and hornblende amphibolite (metabasalt), and the multiple folds. Their findings have been confirmed by later work. An association has also been identified between mineralization and pegmatites, which particularly occur along zones of weakness such as lithologic contacts.

Cordierite-anthophyllite or garnet-anthophyllite rocks likely represent metamorphosed equivalents of chloritic hydrothermal alteration zones in the Sherridon area. Some of the altered rocks are known to be associated with sulphide mineralization, while others do not show an apparent association with sulphides.

The Sherritt Gordon mine has been described as having consisted of two zones, the West and East Lenses, with a combined length of almost 4900 m; of this total, 1100 m of barren rock separated the two zones. The average width was about 4.6 m. The East Lens was about 75 m deep, and the West Lens was about 150-245 m deep. The West Lens rakes north, flattening with depth, to about 460 m maximum depth. The ore was in sharp contact with enclosing rocks. The structural footwall (which is the overturned stratigraphic hanging wall) to the deposit is quartz-rich gneiss; the structural hanging wall is hornblende gneiss. They describe "bulges or offsets" (up to ~0.5 Mt) composed of pegmatite in the hanging wall of the West Lens that were sufficiently mineralized to make subsidiary orebodies. Mineralization from these folded pegmatite offshoots provided 25% of the Sherritt Gordon Mine's production. Mineralization was mostly pyrrhotite, with pyrite, chalcopyrite and sphalerite and rarely magnetite. The East Lens was more zinc-rich than the West Lens. Uncommon to rare occurrences have been identified of cubanite, arsenopyrite, and gahnite in the Sherritt Gordon ore. Gangue minerals include the constituents of the host quartz-rich gneiss, I.E., quartz, plagioclase and biotite, with minor to rare hornblende, clinopyroxene, scapolite and calcite.

Other styles of mineralization known from outcrop or drill core have been identified in the area:

        - Zones of disseminated pyrrhotite +/- pyrite that are barren or have low-grade chalcopyrite and sphalerite are present in similar settings throughout the area representing sulphide facies iron formations.

        -     Calc-silicate   gneisses  contain  cherty  sections  that  include
              disseminated pyrrhotite, but have not been known to contain appreciable copper and zinc.

        - Gold is structurally controlled in the Nokomis Lake area. Recent exploration on the Quarter Moon Lake portion of the property was directed toward gold exploration.

On one of the Meat claims, a series of altered mineralized outcrops and trenches constitute a mineral occurrence known as the Douglas claims since the late 1920's. The occurrence has been summarized as consisting of disseminated to near-massive pyrrhotite +/- pyrite. The mineralization is associated with layers of very fine-grained, highly siliceous, garnetiferous quartzofeldspathic gneiss and garnet-anthophyllite gneiss.

Along and near the southwest shore of Star Lake on one of the present-day East claims, several mineral occurrences are known. Along the southwest shore of Star Lake, a minor occurrence of pyrite has been known since the 1950's as the Star Lake sulphide occurrence. The host rocks are calc-silicate gneiss, more specifically hornblende-rich gneiss with interbeds rich in diopside and clinozoisite. At another occurrence approximately 400 m to the southwest, a cordierite-anthophyllite sequence includes the following layers: quartz-garnet-anthophyllite-biotite, garnet-anthophyllite +/- cordierite, and anthophyllite-cordierite. Previous work included a geochemical analysis of the anthophyllite-cordierite layer with 5660 ppb Au, 3220 ppm Te and 4400 ppm Zn.

On another East claim, a mineral occurrence known simply as the "Cu-sulphide property" consists of pyrrhotite, minor chalcopyrite, and variable alteration (chlorite, sericite, sillimanite, graphite, carbonate, garnet) in quartzite (metamorphosed chert) in outcrop, trenches, and drillcore.

The Elken Lake area is now covered by some of the East claims as well as part by claims owned by Hudson Bay Exploration & Development Co. Ltd. Trenches blasted in the late 1920's by Phillip Sherlett and Sherritt Gordon Mines Limited exposed pyrrhotite, minor chalcopyrite, galena and sphalerite in garnetiferous quart-biotite gneiss, a 60 cm wide shear zone, and narrow quartz veins. Over the years, this area has been tested by various geological and geophysical surveys and shallow drill holes.

The Nokomis Lake deposit located on the southeast side of Nokomis Lake is ~4 km southeast of the Quarter Moon Lake claims. Its owner, Pioneer Metals Corporation, categorizes the deposit as a "shear-related intrusive-hosted (tonalite) lode gold system. This style of deposit is the model for exploration on the Quarter Moon Lake claims previously undertaken by the Company and Endowment Lakes.

EXPLORATION

On the Quarter Moon Lake claims, channel sampling and diamond drilling were carried out by Buhlmann and Associates Ltd. for the Company. Four cuts were channel sampled (total 24 samples) with a diamond saw in May 2005. The best values were 8.7 g/t Au over 0.4 m in one pit and 7.2 g/t Au over 0.5 m in another. Nineteen holes were drilled to test the showing at depth in May and June of 2005. A discontinuous area, approximately 200 x 30 m, which contained, on average, about 1 g/t Au over about 1 m, was outlined by drilling.

Howard Poulsen, consulting geologist, was engaged by the Company to prepare a provisional "desktop analysis" of structural data from previously published maps and reports on the Sherridon area. Dr. Poulsen used SpheriStatTM software in processing ~2400 structural measurements compiled from literature. From his analysis, Poulsen notes several issues for practical consideration: (1) Hydrothermal alteration and their accompanying sulphide deposits are expected to be attenuated and transposed from their original stratigraphic positions because of the high strain they experienced during deformation. (2) Recumbent folds are dominant with shallow east dips or plunges. (3) Two stratigraphic horizons have particular interest for mineral exploration; these horizons may be stratigraphically separate or may represent a single horizon repeated by folding. (4) The lack of stratigraphic facing indicators is problematic to resolving some structural questions. Lithogeochemistry is suggested as a possible tool to help answer these questions.

DRILLING

The Company drilled nineteen diamond drill holes totalling 1215 metres on two Elm claims from June 30 to July 14, 2005 to test the Emily gold prospect at depth. Drilling was done by Forage Orbit Inc., Val-d'Or, Quebec. Core was logged and sampled by geologist Slobodan Jankovic, P.Geo. of Edmonton, Alberta. Drill core was logged in detail in the field, with lithologic, structural, mineralogic, and alteration characteristics reported on standardized logging sheets. Core axis angle measurements were made at all lithologic contacts, and varied from 50(degree) to 85(degree), roughly averaging 70(degree). Drill holes ranged from 42 to 105 m in length, average 63 m. All holes were drilled vertically. Drill hole collar locations were located with reference to a cut grid. The core size is BQ. Downhole surveys were not done. A discontinuous area, approximately 200 x 30 m at 20-28 m depth, which contained, on average, about 1 g/t Au over about 1 m, was outlined by drilling. Mineralization was present in a silicified +/- carbonatized granodiorite to tonalite to ferrodiorite with minor disseminated pyrite, pyrrhotite, +/- arsenopyrite.

SAMPLING AND ANALYSIS

Sixty-five drill core rock samples of the mineralized granodiorite - tonalite - ferrodiorite from the nineteen drillholes were collected for analysis of Au, in ppb and g/t, and As, in ppm and per cent. All drill core sections with visible sulphide mineralization were sampled continuously. Individual samples were collected in 0.25 to 1.90 m widths, with individual sample intervals chosen to correspond to similar quantities of sulphide minerals or some other lithologic inhomogeneity. The Company is not aware of any drilling, sampling or recovery factors that could have materially impacted the accuracy and reliability of the results. Standard procedures for handling core in the field were used by the diamond drill contractors and the field geologist. Drill core recovery was typically quite high, with virtually 100% recovery. The sample quality of the samples for assay was excellent; where sulphide mineralization was observed in drill core, it was apparently evenly distributed through both halves of the split core.

Drill core was placed in wooden core trays, logged, marked and sampled on the property. Drill core is stored on the property. Diamond drill core to be analysed was split so that half of the core was retained as a permanent sample record and the other half was sent for assay. The core was split using a core splitter in the drill camp. Rock and drill core samples were transported from the field camp by the field crew to Sherridon, where they were shipped by bus to the analytical laboratory in Saskatoon, Saskatchewan. Field geologist S.
Jankovic was responsible for sample selection, splitting, bagging, and recording. TSL Laboratories of Saskatoon, Saskatchewan carried out sample preparation and ICP analysis of the drill core and channel-cut samples. Pulps and rejects are retained in storage by TSL Laboratories. For drill core, Au
(ppb) was analyzed by fire assay and atomic absorption; Au (g/t) was fire assayed. Samples with >1000 ppb Au were assayed for Au (g/t). Arsenic, both ppm and per cent measurements, were done by atomic absorption after an HCl-HNO3 digestion. The channel-cut samples were also subjected to aqua regia digestion, then analyzed by ICP-MS for a standard packaged range of elements and by atomic absorption for Au (ppb). The sampling methods, sample preparation procedures, security procedures, and analytical techniques employed are all standard techniques within Canada's mineral exploration industry and are considered adequate and acceptable.

MINERAL RESOURCE ESTIMATE

There are no NI 43-101 compliant mineral resources on the Sherridon Property.

EXPLORATION PROGRAM

The Sherridon Report concluded that the property holds potential for the discovery of additional volcanogenic massive sulphide mineralization and that additional exploration work is warranted. The Company plans a multifaceted approach to integrate new deeper penetrating geophysical data with new and existing  surface  and  near-surface  geological  information.  The goal of this geological modeling combined with information from deeper-coverage, high-resolution geophysical data is to identify both potential extensions to known deposits and new "grass roots" drill targets.

A modern, deep-penetrating airborne electromagnetic survey would provide complete coverage for the entire Sherridon Property. A high-resolution aeromagnetic survey in the Sherridon area would offer additional geological and structural control over the main Sherridon structural complex. Gravity surveys would be done in selected areas of the property to test suitable conductivity anomalies for coincident gravity anomalies. A combination of geological techniques including detailed structural geology analysis, lithogeochemistry, and targeted stratigraphic mapping would be used to interpret the targets for preference in drill testing. The geological analysis would be done to resolve the effects of multiple deformation and metamorphism on the rocks, and to trace favourable stratigraphic horizons.

The Sherridon Report recommended a two-phase exploration program on the Sherridon property. In Phase One, specific exploration targets are identified by a combination of geophysical and geological methods. Proposed costs for Phase One activities total $1,120,000. Phase One would include the following components:

          1.   (a)  Modern   deep-penetrating   airborne   electromagnetic   and
                    magnetic geophysical surveys to locate deeper, high-quality exploration targets.

               (b) High-resolution dedicated airborne magnetic geophysical surveys to locate deeper, high-quality exploration targets. This survey is to be done over the Sherridon area in Phase One; a decision to extend the survey over other parts of the property would be made later, contingent on results from this survey.

          2. Gravity surveys would be done in selected areas of the property to test suitable conductivity anomalies for coincident gravity anomalies.

          3. Detailed structural analysis using compiled structural geology measurements from previous mapping surveys to trace continuation of deformed strata favourable for VMS exploration.

          4.   Lithostratigraphic  mapping in selected areas to confirm presence
               and  determine   continuation   of  strata   favourable  for  VMS
               exploration.

          5. Geochemical surveys in selected areas as an extension of lithostratigraphic mapping to determine locations of favourable stratigraphic horizons. Choices of lithogeochemical or soil geochemical surveys, and potentially lake sediment geochemical surveys or overburden drilling, would depend on the availability of sampling media in the specific areas needing to be sampled.

          6. Integration of results of the new geophysical surveys with other geological information to develop and prioritize drill targets with favourable stratigraphic and structural attributes.

Phase Two involves drill testing of the exploration targets, subject to definition in Phase One. A drill program totalling approximately 20,000 metres, would likely be carried out over at least two exploration seasons, subject to definition/revision upon completion of Phase One. Proposed costs for Phase Two activities total $4,110,000. Phase Two would include the following components:

          1.   Linecutting   and  ground   geophysical   follow-up   surveys  to
               ground-truth the airborne anomalies. Ground geophysical work would include transient electromagnetic and magnetic surveys capable of detecting deeper targets than traditional horizontal loop electromagnetic methods.

          2. Exploration diamond drilling totalling approximately 20,000 metres. Part of this drilling would be allocated to identifying potential extensions to known deposits and part to "grass roots" targets. This allocation would be made as a consequence of Phase One work and on an ongoing basis as Phase Two progresses.

          3. Geological and geophysical data analysis and interpretation throughout Phase Two to manage the project effectively and integrate results as exploration proceeds.

The budget for the exploration program is summarized as follows:

--------------------------------------------------------------------------------
PHASE ONE:
--------------------------------------------------------------------------------

1.  AIRBORNE ELECTROMAGNETIC & MAGNETIC SURVEYS
    ~1,750 LINE KM
    Airborne electromagnetic survey                                   $  250,000
    Aeromagnetic survey of Sherridon area                                210,000
    Mobilization and demobilization                                       80,000
    Geophysical data analysis,  additional  processing,
    interpretation                                                       210,000
                                                                      ----------
                                                                      $  750,000

2.  (GROUND) GRAVITY SURVEYS ON SELECTED TARGETS                         125,000

3.  STRUCTURAL GEOLOGY ANALYSIS                                           30,000

4.  SELECTED GEOCHEMICAL SAMPLING, ANALYSIS                               30,000

5.  SELECTED LITHOSTRATIGRAPHIC MAPPING, SITE VISITS                      75,000

6.  DATA ANALYSIS, INTERPRETATION                                        110,000
                                                                      ----------

TOTAL FOR PHASE ONE                                                   $1,120,000
                                                                      ----------

--------------------------------------------------------------------------------
PHASE TWO:
--------------------------------------------------------------------------------
1.  GROUND GEOPHYSICAL SURVEYS
    Linecutting                                                       $  130,000
    TEM survey                                                           320,000
    Magnetic survey                                                       30,000
    Data analysis, map and report preparation                             20,000
                                                                      ----------
                                                                      $  500,000

2.  EXPLORATION DIAMOND DRILLING
    20,000 metres                                                      2,000,000
    Mobilization, demobilization                                          30,000
    Downhole PULSEM geophysical surveys                                  300,000
    Assays, geochemical analyses                                         100,000
    Geologist, technician                                                500,000
    Transportation, board, communications, supplies                      225,000
    Environmental monitoring and compliance                               80,000
    Map and report preparation                                           100,000
                                                                      ----------
                                                                      $3,335,000

3.  DATA ANALYSIS, INTERPRETATION, PROJECT MANAGEMENT                   $275,000
                                                                      ----------
TOTAL FOR PHASE TWO                                                   $4,110,000
                                                                      ----------

--------------------------------------------------------------------------------
TOTAL FOR PHASES ONE AND TWO                                          $5,230,000
================================================================================

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

OTHER ASSETS

As at the date of this annual report, the Company does not hold any material assets other than its property, option and mineral claim interests described above.

EMPLOYEES

As of the date of this annual report the Company has one full-time employee, Marc Cernovitch, the Company's President and CEO. The majority of the Company's management functions are provided by private companies owned by officers and directors of the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions." In addition, the Company employs a number of consultants to perform specific functions, on an as needed basis.

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

PRINCIPAL OFFICES

The Company's executive and principal office is located at Suite 1280, 625 Howe Street, Vancouver, British Columbia, Canada. The executive office comprises 1,017 square feet and is rented from an unrelated third party for an initial term ending February 29, 2008. The Company currently is paying approximately $2,500 per month for base rent, property taxes and occupancy costs. The Company's registered office is located at Suite #1305, 1090 West Georgia Street, Vancouver, British Columbia, Canada.


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------

The following discussion of the results of operations of the Company for the fiscal years ended August 31, 2005, 2004, and 2003 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except for the differences referred to in Note 16 of the consolidated financial statements of the Company included herein. The noon rate of exchange on February 28, 2006, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN $1.1379 (US $0.8788 = CDN $1.00). The effects of inflation and price changes have not had a material impact on the Company's income or net sales revenues during the past three years. To date, the Company has not engaged in any formal hedging program.

OVERVIEW

Since inception the Company has primarily been engaged in the mineral resource and petroleum and natural gas industries. Most recently it had been engaged in the acquisition, exploration for and development of crude oil and natural gas interests in the United States. The Company entered into a series of agreements in the 2004 and 2005 fiscal years as described in Item 4 above. The Company is now considered to be a junior mineral exploration company engaged in the acquisition of and exploration for precious metals on mineral interests located in Canada.

At this stage of development, the Company has no producing properties and, consequently, has no current operating income or cash flow. The Company has not yet determined whether the properties owned by the Company or in which the Company has an option to acquire an interest have ore reserves that are economically recoverable. As a result, the Company is considered an exploration stage company.

The Company is actively reviewing additional resource properties at various stages of development and may make additional acquisitions through staking, options, purchases or joint ventures. If so, significant additional financing may be required, and there is no assurance that funds would be available on terms acceptable to the Company or at all.

The Company expects the properties which it owns and in which it has option interests will be moved toward determining individual viability over the next two to three years. There is no assurance that any property will prove to be mineable or, that if such a determination is made, that the Company will be able to secure financing for capital costs.

Nearly all of the Company's activities are directed to such exploration programs. Yearly variations in individual property expenditures generally reflect increases or decreases in specific exploration and development costs based on previous results and the Company's decisions regarding the allocation of exploration expenditures between its projects.

The Company intends to conduct exploration activities on both its owned and optioned properties. None of the properties in which the Company has interests are in production and, consequently, the properties do not produce any revenue. As a result there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as the Company discovers sufficient mineralization on a property to advance the property beyond the exploration stage. The Company's level of exploration expenditures is dependent upon exploration results and the Company's ability to maintain sufficient financial resources.

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

The recoverability of amounts shown for mineral properties and deferred costs is dependent upon the discovery of economically recoverable reserves, completion of positive feasibility studies, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development and future profitable production, or from the disposition of such properties.

To the best of the Company's knowledge, there are no governmental economic, fiscal, monetary, or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company's operations or investments by U.S. shareholders.

RESULTS OF OPERATIONS

YEAR ENDED AUGUST 31, 2005 COMPARED TO YEAR ENDED AUGUST 31, 2004

During the 2005 fiscal year, the Company reported a net loss of $368,110, an increase in net loss of $111,088 from the $257,022 loss reported during the 2004 fiscal year. Although there was no significant overall increase in the net loss, fiscal 2005 reflects a $1,329,000 future income tax recovery ($nil in 2004) offsetting the $379,420 increase in stock-based compensation and $876,737 increase in general and administrative expenses experienced in fiscal 2005.

During fiscal 2004, the Company recorded $81,347 in oil and gas revenues. Production costs of $21,832 were incurred and depletion of $10,441 was recorded for fiscal 2004. Effective March 1, 2004, the Company sold its 3% interest in the West Ranch Field and with the sale of the Company's working interest in the West Ranch Field, the Company no longer holds any oil and gas interests. Accordingly, no oil and gas activities occurred in fiscal 2005.

General and administration expenses increased in fiscal 2005 due to increased activities relating to the Company's property acquisitions and financing activities and increased shareholder communications and investor relations activities. Significant expenditures in fiscal 2005 include $60,571 (2004 - $23,324) for legal costs incurred, primarily for the continuance of the
Company's domicile from the Yukon Territory to British Columbia, extra-provincial registrations and preparation of the Company's information circular and regulatory filings and $27,847 (2004 - $11,000) for audit related costs; $38,220 (2004 - $27,077) for transfer agent and regulatory filings for the Company's Annual General Meeting and various financing and property filings; $192,534 (2004 - $27,500) for consulting and professional fees provided on corporate development and services to introduce the Company to the investment community in Canada, United States and Europe; $162,259 (2004 - $5,386) for shareholder communications costs; $169,776 (2004 - $2,248) for attendance and presentations at numerous investment conferences in Canada and the United States; $13,563 (2004 - $3,217) for website design and maintenance costs; $72,521 (2004 - $2,614) for travel and related costs, primarily to attend investment conferences and meetings with the investment community; $71,477 (2004
- $2,845) for office and miscellaneous; and $89,864 (2004 - $3,217) for salaries and benefits paid to the President of the Company. Commencing July 2004, the Company rented office space to accommodate its personnel. In fiscal 2005, the Company paid $29,760 (2004 - $3,367) for the office rent and occupancy costs. Accounting and administration expenses of $81,450 (2004 - $63,638) was billed by Chase Management Ltd. ("Chase"), a private company owned by Nick DeMare, Chairman and CFO of the Company. Chase is currently paid a base amount of $3,000 per month for bookkeeping, accounting, administration and corporate filing services provided by Chase personnel, exclusive of Mr. DeMare, and $2,000 per month related to Mr. DeMare's services as the CFO of the Company.

In fiscal 2005, the Company recorded a non cash stock-based compensation charge of $559,031, compared to $179,611 in fiscal 2004. The calculation is based on the fair value of stock options granted by the Company using the Black-Scholes option pricing model, which uses estimates and assumptions. It does not necessarily provide a reliable measure of the fair value of the Company's stock options. During fiscal 2005, the Company granted 1,078,000 options with a weighted average exercise price of $0.92 per share, compared to fiscal 2004 when the Company granted 810,000 options with a weighted average exercise price of $0.61 per share.

During fiscal 2005, the Company completed a number of private placement financings whereby it issued a total of 7,324,894 common shares for $6,688,797 cash proceeds. Of the total financings, 4,626,364 common shares were conducted on a flow-through share basis. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements have been renounced by the Company to investors in accordance with Canadian income tax legislation. The renunciation of such expenditures is accounted for as a financing cost related to the flow-through issuance and resulted in a $1,566,000 reduction in share capital with a corresponding increase in the Company's future tax liability.

The Company is permitted under Canadian income tax legislation to renounce flow-through related resource expenditures to investors in advance of the Company incurring the expenditure. In accordance with this legislation the Company has twelve months following the effective date of renunciation to incur the expenditures. The Company begins incurring interest charges for unspent funds after one month and fees for unspent funds at the end of the calendar year following the effective date of renunciation, and until such time as funds are fully expended. During fiscal 2005, the Company incurred a $40,000 Part XII.6 tax expense on the monthly unspent balance of flow-through funds. All of the flow-through funds were spent by May 31, 2005.

The Company also received a further $253,100 from the exercise of warrants to purchase 1,048,500 common shares.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company's practice is to proceed with staged exploration, where each stage is dependent on the successful results of the preceding stage. To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. As at August 31, 2005, the Company had working capital of $506,811.

The Company has financed a significant portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to stock capital and the related exploration costs have been charged to resource properties. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are made, temporary taxable differences created by the renunciation will reduce share capital. As of August 31, 2005, the Company had incurred all of its $4.4 million spending commitment related to flow-through shares issuances made. During September 2005, the Company completed a further private placement of 3,293,070 flow-through units, comprising of flow-through common shares and warrants, for $2,305,149 and 1,980,166 units, comprising of common shares and warrants, for $1,188,100. The Company anticipates that further exploration on its mineral properties will enable the Company to satisfy 100% of the spending commitment.

As at August 31, 2005, the Company had received $958,950 relating to the September 2005 private placement. Accordingly, the remaining $2,534,299 was received in September 2005. Although final budgets have not been completed, the Company expects to continue significant exploration work on its Bachelor Lake and Duport Properties and commence exploration activities on its newly acquired Sheridan Property. Total anticipated exploration costs and corporate overhead for fiscal 2006 are expected to be approximately $2.5 million and $852,000, respectively. The Company will require additional financings to maintain its core operations and planned exploration. In addition, results from its exploration programs and/or additional mineral property acquisitions may result in additional financial requirements. There is no assurance that funding will be available on terms acceptable to the Company or at all. If such funds cannot be secured, the Company may be forced to curtail additional exploration efforts to a level for which funding can be secured.

The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

There are no material commitments for capital expenditures during fiscal 2006.

The Company holds the majority of its cash and cash equivalents in Canadian funds.

TREND INFORMATION

The Company is not aware of any trends which might affect its financial results or business.

RESEARCH AND DEVELOPMENT

During fiscal 2005 and 2004, the Company incurred $17,690,832 and $75,906 for mineral property acquisition costs, respectively. During fiscal 2005 the Company incurred $4,992,595 for exploration expenditures on its mineral properties. No exploration expenditures were made in fiscal 2004. No mineral property acquisitions or exploration expenditures were made in fiscal 2003.

No petroleum interest acquisitions or exploration and development occurred in fiscal 2005. During fiscal 2004,and 2003 the Company incurred $23,935 and $319,757 respectively, on the acquisition, exploration and development of its petroleum interests.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.


DIRECTORS AND SENIOR MANAGEMENT

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report, are as follows:

----------------------------------------------------------------------------------------------------
NAME                 POSITION WITH THE COMPANY                 TERM OF OFFICE (FOR EACH OFFICE HELD)
---------------      -------------------------------------     -------------------------------------

MARC CERNOVITCH      President and Chief Executive Officer     February 2005 to present
                     Director                                  February 2005 to present
                     Vice-President, Corporate Development     September 2004 to February 2005
----------------------------------------------------------------------------------------------------
NICK DEMARE(1)       Chairman                                  February 2005 to present
                     Chief Financial Officer                   July 2003 to present
                     Director                                  January 1996 to Present
                     President, Chief Executive Officer        July 2003 to February 2005
----------------------------------------------------------------------------------------------------
ANDREW CARTER(1)     Director                                  February 2004 to present
----------------------------------------------------------------------------------------------------
EWAN DOWNIE          Director                                  May 2004 to present
----------------------------------------------------------------------------------------------------
WILLIAM LEE(1)       Director                                  February 2004 to present
----------------------------------------------------------------------------------------------------
HARVEY LIM           Corporate Secretary                       December 1998 to present
----------------------------------------------------------------------------------------------------
TOM HEALY            Senior Vice President, Chief              February 2005 to present
                     Operating Officer and Director
----------------------------------------------------------------------------------------------------

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

Marc Cernovitch (Age 32), Director, President and Chief Executive Officer

Mr. Cernovitch holds a bachelors degree in Economics from McGill University. Mr. Cernovitch started his career in the financial sector as an investment advisor and has lived and worked in Montreal, Calgary, Vancouver and New York. Mr. Cernovitch currently resides in Vancouver and, since September 2004, has been employed by the Company as Vice-President, Corporate Development. Mr. Cernovitch has focused on corporate development, funding and building companies primarily in the resource and energy technology fields.

Nick DeMare (Age 51), Chairman and Chief Financial Officer

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

Andrew Carter (Age 58), Director

Mr. Carter obtained a certificate in accounting from the Midland College of TAFE (Western Australia) in 1987. Since 1992, Mr. Carter has been a member of the Australian Institute of Credit Management. Mr. Carter has an extensive background in the mining industry and as a commercial finance executive. During the 1970's, Mr. Carter was involved in the mining industry, where he managed exploration crews in the Leonora and Kimberly regions in Western Australia. In 1988, he was appointed Chief Executive of RAC Finance Limited, a non-bank owned commercial financier in Western Australia. During this time, he was appointed Chairman and Director of Australian Finance Conference Limited and represented the industry as a panel member of the Commercial Tribunal for Western Australia. Since 1999, Mr. Carter has been providing services as an independent corporate consultant based in Vancouver. Mr. Carter is currently the President of Tinka Resources Ltd., a public company trading on the TSXV, and serves as an officer and director of other public reporting companies. See "Item 7.Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest".

Ewan Downie (Age 39), Director

President, CEO and a director of Wolfden Resources Inc., a TSX Exchange traded company, and Vice-President of Sabina Silver Corporation, a TSXV traded company. Since 1989, Mr. Downie has been the owner of Vytyl Exploration Services, a contracting business in mineral development and exploration for a wide variety of major and junior mining companies. Mr. Downie currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest".

William Lee (Age 52), Director

Mr. Lee holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. He has been a financial officer or controller of several public and private companies since 1986 and, prior, thereto, was a Senior Audit Manager at Deloitte & Touche. Prior to March, 1995, Mr. Lee was employed as the Chief Financial Officer of Sanctuary Woods Multimedia Corp. From March 1995 to June 1996, Mr. Lee was employed as the Chief Financial Officer of Wildwood Interactive Inc. From June, 1996 to March, 2004, Mr. Lee was employed as the Chief Financial Officer of IMA Exploration Inc., a public company engaged in the exploration of mineral properties. From July 2004 to January 2006, Mr. Lee was employed as a business analyst of Ivanhoe Energy Inc., a public company engaged in the exploration for and production of oil and natural gas. In January 2006, Mr. Lee was appointed CFO of Jinshan Gold Mines Inc., a public company engaged in the exploration for and development of gold and copper projects in China. Mr. Lee currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest".

Harvey Lim (Age 47), Corporate Secretary

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

Tom Healy (Age 61), Senior Vice President, Chief Operating Officer and Director

Mr. Healy is a professional mining engineer, a graduate of the University of Melbourne and holds a post graduate degree from the Royal School of Mines. He has 30 years' of open pit and underground mine design, operations, and management experience for base and precious metals, coal, oil sands, diamonds and industrial minerals projects. Mr. Healy is also President of Kamcot International Ltd., an independent company providing management and engineering services to the international mining community.

COMPENSATION

During fiscal 2005, the directors and officers of the Company, as a group, had received or charged the Company a total of $158,350 (fiscal 2004 - $69,638) for services rendered by the directors and officers or companies owned by the individuals. As of August 31, 2005, accounts payable and accrued liabilities include $24,369 due to these related parties.

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

During fiscal 2005, the Company had two Named Executive Officers, Mr. Marc Cernovitch, the Company's President and CEO, and Mr. Nick DeMare, the Company's Chairman and CFO. The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officers during fiscal 2005, 2004 and 2003:


                                  ---------------------------     ----------------------------------
                                       ANNUAL COMPENSATION              LONG TERM COMPENSATION
                                  ---------------------------     ----------------------------------
                                                                           AWARDS            PAYOUTS
                                                                  ------------------------   -------
                                                                  SECURITIES    RESTRICTED              ---------
                                                        OTHER        UNDER      SHARES OR                ALL
------------------      -----                          ANNUAL       OPTIONS/    RESTRICTED              OTHER
NAME AND PRINCIPAL                                     COMPEN-        SARS        SHARE        LTIP     COMPEN-
    POSITION            YEAR(1)   SALARY     BONUS     SATION       GRANTED       UNITS      PAYOUTS    SATION
                                    ($)       ($)        ($)         (#)(2)        ($)         ($)        ($)
------------------      -----     ---------------------------     ------------------------   -------    ---------

Marc Cernovitch(3)       2005     51,500      Nil         Nil       275,000        N/A         N/A         Nil
President, CEO and       2004        N/A      N/A         N/A           N/A        N/A         N/A         N/A
Director                 2003        N/A      N/A         N/A           N/A        N/A         N/A         N/A
------------------      -----     ---------------------------     ------------------------   -------    ---------
Nick DeMare              2005        Nil      Nil      28,000(4)     73,000        N/A         N/A      62,450(4)
Chairman, CFO and        2004        Nil      Nil       8,000(4)    150,000(5)     N/A         N/A      55,638(4)
Director                 2003        Nil      Nil         Nil       Nil/Nil        N/A         N/A      52,215(4)
------------------      -----     ---------------------------     ------------------------   -------    ---------

NOTES:
(1)  Financial years ended August 31, 2003, 2004 and 2005.
(2) Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.
(3) Mr. Cernovitch was appointed on February 9, 2005 as the President and CEO of the Company.
(4) Paid to Chase Management Ltd. ("Chase"), a private company owned by Mr. DeMare, for accounting, administration, management and professional services rendered by Mr. DeMare and Chase personnel. See "Management Contracts".
(5)  Includes 50,000 options granted to Chase.

LONG TERM INCENTIVE PLAN AWARDS

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Name Executive Officers during the Company's most recently completed financial year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, stock appreciation rights ("SARs") or restricted share compensation.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table sets forth stock options granted to the Named Executive Officers during fiscal 2005:

---------------          ------------      --------------      ------------      -----------------       ----------
                                             % OF TOTAL                           MARKET VALUE OF
                          SECURITIES        OPTIONS/SARS                            SECURITIES
                            UNDER            GRANTED TO                             UNDERLYING
                         OPTIONS/SARS       EMPLOYEES IN       EXERCISE OR        OPTIONS/SARS ON        EXPIRATION
NAME                       GRANTED         FINANCIAL YEAR       BASE PRICE       THE DATE OF GRANT          DATE
                             (#)                (%)            ($/SECURITY)        ($/SECURITY)
---------------          ------------      --------------      ------------      -----------------       ----------

Marc Cernovitch            150,000             13.91%              0.70                0.86              Sept. 27/07
                           125,000             11.60%              0.96                1.20              Feb. 17/08
                           -------             -----
                           275,000             25.51%
                           =======             =====
---------------          ------------      --------------      ------------      -----------------       ----------
Nick DeMare                 73,000              6.8%               0.96                1.20              Feb. 17/08
                           =======             =====
---------------          ------------      --------------      ------------      -----------------       ----------


AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

The following table sets out details of all the incentive stock options, both exercised and unexercised, for the Named Executive Officers during fiscal 2005:



---------------             -----------       ---------------   -------------------------    -------------------------
                                                                        UNEXERCISED            VALUE OF UNEXERCISED
                             SECURITIES                               OPTIONS/SARS AT         IN THE MONEY OPTIONS AT
                            ACQUIRED ON       AGGREGATE VALUE       FINANCIAL YEAR -END       FINANCIAL YEAR -END (1)
NAME                          EXERCISE           REALIZED       EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
                                (#)                 ($)                     (#)                         ($)
---------------             -----------       ---------------   -------------------------    -------------------------

Marc Cernovitch                 Nil                 N/A                275,000/N/A                     Nil/N/A
---------------             -----------       ---------------   -------------------------    -------------------------
Nick DeMare                     Nil                 N/A              223,000(2)/N/A                    Nil/N/A
---------------             -----------       ---------------   -------------------------    -------------------------

NOTES:

(1) The closing price of the Company's common shares on August 31, 2005 was $0.60.
(2)  Includes 50,000 options granted to Chase.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Company does not have any compensatory plan(s), contract(s) or arrangement(s) with respect to the resignation, retirement or any other termination of the Named Executive Officers' employment, a change of control of our Company or a change in the Named Executive Officers' responsibilities following a change in control, which entitle a Named Executive Officer to receive from the Company an amount, including all period payments or installments, exceeding $100,000.

DIRECTOR COMPENSATION

CASH COMPENSATION

During fiscal 2005, the Company paid $67,900 for professional fees to a director who is not a Named Executive Officer of the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

NON-CASH COMPENSATION

The following table sets forth stock options granted by the Company during fiscal 2005 to the directors who are not the Named Executive Officers of the
Company:


---------------------------------------------------------------------------------------------------------------------
                                                  % OF TOTAL                        MARKET VALUE OF
                                SECURITIES       OPTIONS/SARS                         SECURITIES
                                  UNDER           GRANTED TO                          UNDERLYING
                               OPTIONS/SARS      EMPLOYEES IN       EXERCISE OR     OPTIONS/SARS ON        EXPIRATION
           NAME                  GRANTED        FINANCIAL YEAR      BASE PRICE     THE DATE OF GRANT          DATE
                                   (#)                (%)          ($/SECURITY)      ($/SECURITY)
---------------------------------------------------------------------------------------------------------------------

Directors as a group             270,000            25.05%             $0.96             $1.20             Feb. 17/08
who are not Named
Executive Officers
---------------------------------------------------------------------------------------------------------------------

The following table sets forth details of all exercises of stock options during fiscal 2005 by the directors who are not the Named Executive Officers of the Company, and the financial year end value of unexercised options:


----------------------------------------------------------------------------------------------------------------------
                                                                       UNEXERCISED         VALUE OF UNEXERCISED IN THE
                               SECURITIES                            OPTIONS/SARS AT             MONEY OPTIONS AT
                               ACQUIRED ON    AGGREGATE VALUE      FINANCIAL YEAR -END        FINANCIAL YEAR -END (1)
           NAME                 EXERCISE          REALIZED      EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
                                   (#)              ($)                    (#)                          ($)
----------------------------------------------------------------------------------------------------------------------
Directors as a group               Nil              N/A               730,000 / N/A                  Nil / N/A
who are not Named
Executive Officers
----------------------------------------------------------------------------------------------------------------------

NOTE:
(1) The closing price of the Company's common shares on August 31, 2005 was $0.60.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company's financial year ended August 31, 2005, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:


-----------------------------------------------------------------------------------------------------------------------
                                                                                         NUMBER OF SECURITIES REMAINING
                            NUMBER OF SECURITIES TO BE                                    AVAILABLE FOR FUTURE ISSUANCE
                              ISSUED UPON EXERCISE OF      WEIGHTED-AVERAGE EXERCISE        UNDER EQUITY COMPENSATION
                                OUTSTANDING OPTIONS,     PRICE OF OUTSTANDING OPTIONS,     PLANS (EXCLUDING SECURITIES
                                WARRANTS AND RIGHTS           WARRANTS AND RIGHTS             REFLECTED IN COLUMN (a))
-----------------------------------------------------------------------------------------------------------------------


Plan Category                           (a)                           (b)                              (c)
-----------------------------------------------------------------------------------------------------------------------

Equity compensation                 1,688,000(1)                     $0.80                         See Note (1)
plans approved by
securityholders
-----------------------------------------------------------------------------------------------------------------------
Equity compensation                     N/A                           N/A                              N/A
plans not approved by
securityholders
-----------------------------------------------------------------------------------------------------------------------
Total                               1,688,000                        $0.80                         See Note (1)
-----------------------------------------------------------------------------------------------------------------------

NOTE:
(1) The Company has in place a "rolling" stock option plan (the "Plan") whereby the maximum number of common shares that may be reserved for issuance pursuant to the Plan will not exceed 10% of the issued shares of the Company at the time of the stock option grant. As of the date hereof, common shares may be reserved for issuance pursuant to the Plan.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS OF THE COMPANY

No executive officers, directors, employees or former executive officers and directors of the Company are indebted to the Company. None of the directors, executive officers or proposed nominees of the Company nor any associate or affiliate of these individuals is or has been indebted to the Company since September 1, 2004.

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

EMPLOYMENT / MANAGEMENT AGREEMENTS

The Company has a management contract with Chase, whereby the Company has retained Chase to provide ongoing administrative, accounting, professional and management services. In return for providing such services, Chase is paid a monthly fee of $3,000 plus any out-of-pocket disbursements made by Chase on the Company's behalf. In addition, the Company may engage Chase to perform extra services in which case Chase will charge the Company for its employees at competitive rates. The Company is also paying Chase $2,000 per month for the services of Mr. DeMare in his capacity as Chairman and CFO of the Company. Payment for these services have been included as part of "Other Annual Compensation" and "All Other Compensation" of the Summary Compensation Table for Mr. DeMare. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions".

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

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership. The Chair shall be financially literate.

MEETINGS

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the CFO and the external auditors in separate sessions. Unless all members are present and waive notice, or those absent waive notice before or after a meeting, the Chairman will give Committee members 24 hours' advance notice of each meeting and the matters to be discussed at it. Notice may be given personally, by telephone, facsimile or e-mail.

The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company's annual financial statements and, if the Committee feels it is necessary or appropriate, at any other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board of Directors or the shareholders of the Company.

At each meeting of the Committee, a quorum shall consist of a majority of members that are not officers or employees of the Company or of an affiliate of the Company. A member may participate in a meeting of the Committee in person or by telephone if all members participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A member may participate in a meeting of the Committee by a communications medium other than telephone if all members participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all members who wish to participate in the meeting agree to such participation.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee or any of these groups believes would be appropriate to discuss privately. In addition, the Committee should meet with the Auditor and management annually to review the Company's financial statements.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

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

(c) Review and satisfy itself that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assess the adequacy of those procedures.

EXTERNAL AUDITORS

(a) Be directly responsible for overseeing the work by the Auditor (including resolution of disagreements between management and the Auditor regarding financial reporting) engaged for the purpose of preparing or issuing an audit report or performing other audit or review services for the Company.

(b)      Require the Auditor to report directly to the Committee.

(c)      Review,   annually,  the  performance  of  the  Auditor  who  shall  be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(d) Review and discuss with the Auditor any disclosed relationships or services that may impact the objectivity and independence of the Auditor.

(e) Take, or recommend that the Board of Directors take, appropriate action to oversee the independence of the Auditor.

(f) Recommend to the Board of Directors the external auditor to be nominated at the annual general meeting for appointment as the Auditor for the ensuing year and the compensation for the Auditors, or, if applicable, the replacement of the Auditor.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

(h) Be directly responsible for the oversight of the work by the Auditor (including resolution of disagreements between management and the Auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

(i) Review with management and the Auditor the audit plan for the annual financial statements.

(j) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services provided by the Auditor. The pre-approval requirement is waived with respect to the provision of non-audit services if:

         (i) the aggregate amount of all such non-audit services that were not pre-approved is reasonably expected to constitute not more than 5% of the total amount of fees paid by the Company and its subsidiary entities to the Auditor during the fiscal year in which the non-audit services are provided;

         (ii) such services were not recognized by the Company at the time of the engagement to be non-audit services; and

         (iii) such services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

The Committee may delegate to one or more independent members of the Committee the authority to pre-approve non-audit services in satisfaction of the pre-approval requirement set out in this section provided the pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the Committee at its first scheduled meeting following such pre-approval.

FINANCIAL REPORTING PROCESSES

(a) In consultation with the Auditor, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the Auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the Auditor and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the Auditor as to the appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the Auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the Auditor in connection with the preparation of the financial statements.

(g)      Review with the Auditor and  management the extent to which changes and
         improvements   in  financial   or   accounting   practices   have  been
         implemented.

(h) Discuss with the Auditor the Auditor's perception of the Company's financial and accounting personnel, any material recommendations which the Auditor may have, the level of cooperation which the Auditor received during the course of their review and the adequacy of their access to records, data and other requested information.

(i) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(j)      Review certification process.

(k)      Establish procedures for:

         (i)      the receipt, retention and treatment of complaints received by
                  the  Company   regarding   accounting,   internal   accounting
                  controls, or auditing matters; and

         (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

OTHER

(a) Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

(b) Report regularly and on a timely basis to the Board of Directors on matters coming before the Committee.

(c) Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board of Directors for approval.

COMPOSITION OF THE AUDIT COMMITTEE

The following are the members of the Committee (1):

--------------------------------------------------------------------------------
                             INDEPENDENT (1)                FINANCIALLY LITERATE
--------------------------------------------------------------------------------
Nick DeMare                       N                                  Y
--------------------------------------------------------------------------------
William Lee                       Y                                  Y
--------------------------------------------------------------------------------
Andrew Carter                     Y                                  Y
--------------------------------------------------------------------------------

NOTE:
(1) As defined by Multilateral Instrument 52-110 ("MI 52-110").

The Company is relying on the exemption provided under Section 6.1 of MI52-110.

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

EMPLOYEES

As at August 31, 2005, the Company had one full-time employee, Mr. Cernovitch, in the area of management and administration. During the year ended August 31, 2004 the Company had two full-time employees in the area of management and administration, including Mr. Cernovitch. During the year ended August 31, 2003, the Company had no full-time or part-time employees in the area of management and administration.

Corporate accounting, management and administration are provided, in part, by Chase, a company owned by Mr. Nick DeMare. Chase provides its services to a number of public and private companies and currently employs six full-time employees, including Mr. Lim (excluding Mr. DeMare). Mr. DeMare provides his services as Chairman and CFO of the Company. The Company also retains consultants to handle specific projects on a case by case basis. In the event the Company needs to employ personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company and its subsidiaries operate. There can be no assurance, however, that such personnel will be available in the future. Exploration activities are conducted by consultants, laborers and technicians hired for the duration of the exploration program.

SHARE OWNERSHIP

The following table sets forth certain information regarding ownership of the Company's common shares by the Company's officers and directors as of February 28, 2006:


                                                             SHARES AND RIGHTS BENEFICIALLY
TITLE OF CLASS        NAME AND ADDRESS OF OWNER                  OWNED OR CONTROLLED (1)         PERCENT OF CLASS (1)

Common Stock          Marc Cernovitch                                   547,450(2)                     1.92%
                      Vancouver, British Columbia, Canada

Common Stock          Nick DeMare                                       752,028(3)                     2.65%
                      Burnaby, British Columbia, Canada

Common Stock          Andrew Carter                                     174,500(4)                     0.62%
                      North Vancouver,
                      British Columbia, Canada

Common Stock          Ewan Downie                                     1,707,500(5)                     5.90%
                      Thunder Bay, Ontario, Canada

Common Stock          William Lee                                       157,950(6)                     0.56%
                      Delta, British Columbia, Canada

Common Stock          Harvey Lim                                        160,143(7)                     0.57%
                      Burnaby, British Columbia, Canada

Common Stock          Tom Healy                                         420,000(8)                     1.48%
                      Calgary, Alberta, Canada

NOTES:
(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from February 28, 2006, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 28,017,716 shares of common stock outstanding as of February 28, 2006.
(2) Includes 64,800 common shares held, options to acquire 480,000 common shares and warrants to acquire 2,650 common shares.
(3) Includes 349,691 common shares held directly by Mr. DeMare, 26,404 common shares held by DNG Capital Corp. ("DNG"), a private corporation wholly-owned by Mr. DeMare, and 8,866 common shares held by 888 Capital Corp., a private corporation 50% owned by Mr. DeMare. Also includes options to acquire 233,000 common shares held by Mr. DeMare directly, options to acquire 50,000 common shares held by Chase, warrants to acquire 13,067 common shares held directly by Mr. DeMare and warrants to acquire 71,000 common shares held by DNG.
(4) Includes 22,000 common shares held, options to acquire 150,000 common shares and warrants to acquire 2,500 common shares.
(5) Includes 805,000 common shares held, options to acquire 365,000 common shares and warrants to acquire 537,500 common shares.
(6) Includes 5,300 common shares held, options to acquire 150,000 common shares and warrants to acquire 2,650 common shares.
(7) Includes 143 common shares held and options to acquire 160,000 common shares.
(8) Includes 100,000 common shares held by Kamcot International Ltd. ("Kamcot"), a private corporation owned 50% by Mr. Healy and 50% by Ulrica Healy, Mr. Healy's spouse, options to acquire 210,000 common shares held directly by Mr. Healy, options to acquire 60,000 common shares held by Kamcot and warrants to acquire 50,000 common shares held by Kamcot.

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

The Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts. The Board of Directors may issue a majority of the options to insiders of the Company. However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Company result, at any time, in the issuance to any option holder, within a one-year period, of a number of shares exceeding 5% of the Company's issued and outstanding share capital.

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

As of February 28, 2006, an aggregate of 2,703,000 incentive stock options to purchase shares of the Company's common stock remain outstanding to the following persons:

--------------------------------------------------------------------------------
                                                    EXERCISE
                             NATURE         NO. OF   PRICE/
OPTIONEE                    OF OPTION      OPTIONS   SHARE    EXPIRY DATE
                                                       $
--------------------------------------------------------------------------------

Ewan Downie                 Director       300,000    0.60    May 31, 2007
Chase Management Ltd.       Consultant      50,000    0.60    May 31, 2007
Nick DeMare                 Director       100,000    0.60    May 31, 2007
Harvey Lim                  Officer         50,000    0.60    May 31, 2007
Andrew Carter               Director        50,000    0.60    May 31, 2007
William Lee                 Director        50,000    0.60    May 31, 2007
Kamcot International Ltd.   Consultant      60,000    0.75    July 22, 2007
Marc Cernovitch             Officer        150,000    0.70    September 27, 2007
Chris Brown                 Consultant     125,000    0.75    February 17, 2008
Scott Walters               Consultant     200,000    0.75    September 29, 2008
Marc Cernovitch             Director        80,000    0.75    September 29, 2008
Tom Healy                   Director        60,000    0.75    September 29, 2008
Nick DeMare                 Director        60,000    0.75    September 29, 2008
Ewan Downie                 Director        40,000    0.75    September 29, 2008
Andrew Carter               Director        40,000    0.75    September 29, 2008
William Lee                 Director        40,000    0.75    September 29, 2008
Harvey Lim                  Officer         50,000    0.75    September 29, 2008
Kevin Leonard               Consultant      60,000    0.75    September 29, 2008
Chris Brown                 Consultant      75,000    0.75    September 29, 2008
Ken Pride                   Consultant      50,000    0.75    September 29, 2008
Peter Dietrich              Consultant      50,000    0.75    September 29, 2008
James Paterson              Consultant      50,000    0.75    September 29, 2008
Andrew Carter               Director        60,000    0.45    February 2, 2009
David Henstridge            Consultant      50,000    0.45    February 2, 2009
Ewan Downie                 Director        25,000    0.45    February 2, 2009
Harvey Lim                  Officer         60,000    0.45    February 2, 2009
Kevin Leonard               Consultant      60,000    0.45    February 2, 2009
Marc Cernovitch             Director       250,000    0.45    February 2, 2009
Nick DeMare                 Director        73,000    0.45    February 2, 2009
Scott Koyich                Consultant      75,000    0.45    February 2, 2009
Tom Healy                   Director       150,000    0.45    February 2, 2009
Tony Keen                   Consultant      50,000    0.45    February 2, 2009
William Lee                 Director        60,000    0.45    February 2, 2009
                                         ---------
TOTAL:                                   2,703,000
                                         =========

As of February 28, 2006, the directors and officers of the Company, as a group (seven persons), held options to purchase 1,858,000 shares of the Company's common stock.

WARRANTS

As of February 28, 2006, there were non-transferable common share purchase warrants exercisable for the purchase of 11,268,063 common shares, which expire at various times until October 14, 2007 and may be exercised at various prices ranging from $0.25 per share to $1.50 per share, as follows:

--------------------------------------------------------------------------------
COMMON SHARES ISSUABLE ON       EXERCISE
   EXERCISE OF WARRANTS        PRICE/SHARE            EXPIRY
                                    $
--------------------------------------------------------------------------------

           550,000                0.25                March 4, 2006
         2,395,500                0.40                April 15, 2006
           701,647                1.05                December 23, 2006
         2,313,182                1.50                December 23, 2006
         2,718,530                1.35                December 23, 2006
         2,071,015                0.70                September 14, 2007
           432,474                0.70                September 29, 2007
            85,715                0.75                October 14, 2007
        ----------
        11,268,063
        ==========

As of February 28, 2006, the directors and officers of the Company, as a group (seven persons), held warrants to purchase 679,367 shares of the Company's common stock.

There are no assurances that the options or warrants described above will be exercised in whole or in part.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.


PRINCIPAL HOLDERS OF VOTING SECURITIES

The following table sets forth certain information regarding ownership of the Company's common shares by the Company's major shareholders as of February 28, 2006.
--------------------------------------------------------------------------------
                                                SHARES AND RIGHTS
                                                  BENEFICIALLY
TITLE OF                                            OWNED OR          PERCENT OF
CLASS           NAME AND ADDRESS OF OWNER         CONTROLLED(1)        CLASS (1)
--------------------------------------------------------------------------------

Common Stock    Wolfden Resources Inc.(2)            2,100,000            7.50%
                Thunder Bay, Ontario, Canada

Common Stock    Ewan Downie                          1,707,500(3)         5.90%
                Thunder Bay, Ontario, Canada
--------------------------------------------------------------------------------
NOTES:
(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from February 28, 2006, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 28,017,716 shares of common stock outstanding as of February 28, 2006.
(2) Wolfden Resources Inc. ("Wolfden") is a publicly traded company. Mr. Ewan Downie, a director of the Company, is the President, CEO and a director of Wolfden.
(3) Includes 805,000 common shares held, options to acquire 365,000 common shares and warrants to acquire 537,500 common shares.

To the best of the Company's knowledge, it is not directly or indirectly owned or controlled by another Company or by any foreign government.

None of the Company's common shareholders have different voting rights than any of the Company's other common shareholders.

ESCROW SHARES

As of the date of this annual report, no shares are held in escrow.

CHANGES IN SHAREHOLDINGS

As of February 28, 2006, Wolfden Resources Inc. beneficially owned 2,100,000 shares (7.50%) of the Company's common stock. The common shares were issued to Wolfden on May 18, 2005, by the Company under the Assignment and Assumption Agreement on the Bachelor Lake Property. See "Item 4. Information on the Company. Principal Properties - Bachelor Lake Property, Quebec".

As of February 28, 2006, Ewan Downie beneficially owned 1,707,500 shares (5.90%) of the Company's common stock. Mr. Downie's holdings were comprised of 805,000 shares of common stock, options to acquire 365,000 of common stock and warrants to acquire 537,500 common shares. As of December 31, 2004, Mr. Downie beneficially owned 2,012,500 shares (11.41%) of the Company's stock. Mr. Downie's holdings were comprised of 875,000 of common stock, options to acquire 300,000 common shares and warrants to acquire 837,500 common shares. As of December 31, 2003, Mr. Downie did not beneficially own any shares of the Company's common stock.

CHANGE OF CONTROL

As of the date of this annual report, there are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company, except the possible issuance of shares to The Sheridan Platinum Group Ltd. and Pat Sheridan in connection with the redemption or retraction of the Series 1 Preferred Shares. See "Item 4. Information on the Company - Principal Properties - Duport Property, Ontario" and "Item 10. Additional Information - Description of Authorized Shares - Preferred Shares".

In the event that the Company exercises its right to retract or redeem the Series 1 Preferred Shares in exchange for common shares of the Company, this may result in a change of control of the Company. Based on the Company's currently outstanding share capital, if the Company retracted or redeemed the Series 1 Preferred Shares in exchange for common shares, The Sheridan Platinum Group Ltd. and Pat Sheridan would own in the aggregate approximately 43.73% of the Company's outstanding common shares, calculated as follows:

         Shares currently outstanding (1)                 28,017,716
         Shares issuable upon retraction (2)              19,277,108
                                                          ----------
         Shares outstanding after retraction              47,294,824
                                                          ==========

         Shares currently held by vendors                  1,000,000
         Shares acquired by vendors upon retraction       20,000,000
                                                          ----------
         Shares held by vendors after retraction          21,000,000
                                                          ==========

         % of shares held by vendors after retraction          44.4%
                                                          ==========
         NOTES:
         (1)  As at February 28, 2006.
         (2) Calculated as $8 million divided by $0.415 per share, being the closing price of the Company's common shares on February 28, 2006.

The foregoing calculation is for illustrative purposes only and does not take account of additional common shares which may be issued by the Company, or any purchases or sales of shares by The Sheridan Platinum Group Ltd. or Mr. Sheridan, subsequent to the date hereof but prior to redemption or retraction, or any change in the market price of the Company's common shares, all of which may materially change the calculation.

UNITED STATES SHAREHOLDERS

As of February 28, 2006, there were approximately eight registered holders of the Company's common shares in the United States, with combined holdings of 549,903 shares, representing 1.96% of the issued shares of the Company. The Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.

CONTROL BY FOREIGN GOVERNMENT OR OTHER PERSONS

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person jointly or severally.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, for the period from September 1, 2003 through February 28, 2006, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or
(d) or over which such a person is able to exercise significant influence.

1. Mr. Marc Cernovitch provides his services as the Company's President and CEO on a full-time basis. In consideration therefore, Mr. Cernovitch is currently paid a monthly salary of $7,750. During the year ended August 31, 2005 and the period from September 1, 2005 to February 28, 2006, Mr. Cernovitch was paid $51,500 and $46,500, respectively.

2. The Company has retained Chase, a company wholly-owned by Mr. Nick DeMare, the Chairman and Chief Financial Officer of the Company, to provide office premises, administrative, accounting and management services. In consideration therefore, Chase is paid a monthly fee of $3,000. Chase is also reimbursed for out-of-pocket disbursements incurred on behalf of the Company. In addition, Chase also provides additional services to the Company which are billed at rates which Chase charges to unrelated third parties. Management believes the arrangement with Chase is fair to the Company and similar to terms which could be obtained from unrelated third parties. During the year ended August 31, 2005 and the period from September 1, 2005 to February 28, 2006, the Company paid Chase $62,450 and $18,000, respectively.

3. From July 4, 2003 through February 9, 2005, the Company paid Chase a monthly fee for the services of Mr. Nick DeMare in his former capacity as President, Chief Executive Officer and Chief Financial Officer of the Company. Commencing February 9, 2005, the Company paid Chase a monthly fee for the services of Mr. Nick DeMare in his current capacity as Chairman and Chief Financial Officer. The Company is currently paying $2,000 per month. See "Item 6. Directors, Senior Management and Employees - Compensation." Management believes the arrangement with Chase for Mr. DeMare's services is fair to the Company. During the year ended August 31, 2005 and the period from September 1, 2005 to February 28, 2006, the Company paid Chase $28,000 and $38,000, respectively.

4. Mr. Tom Healy was elected as a director of the Company, and appointed Senior Vice President and Chief Operating Officer on February 9, 2005. Mr. Healy provides his services on a full-time basis through his wholly-owned corporation, Kamcot. In consideration therefore, Kamcot is paid a monthly fee of $9,700. During the period from February 9, 2005 to August 31, 2005, and the period from September 1, 2005 to February 28, 2006, the Company paid Kamcot $67,900 and $58,200 respectively.

5. The Company has completed previous private placements of securities, the subscribers of which include companies wholly-owned by directors and officers of the Company. The securities issued pursuant to such private placements were issued in accordance with the pricing policies of the TSXV. During the year ended August 31, 2005, and the period from September 1, 2005 to February 28, 2006, the Company conducted the following private placements of common stock:


                                                                   PARTICIPATION
                                                                         BY        PURCHASE    MARKET
                                                                      INSIDERS       PRICE     PRICE(1)
         PLACEE                                                                        $          $


         PERIOD SEPTEMBER 1, 2005 TO FEBRUARY 28, 2006

         3,293,070 flow-through common shares                                         0.70       0.83
           -  Ewan Downie                                              20,000
                                                                      =======
         YEAR ENDED AUGUST 31, 2005

         4,342,951 units (one common share and one-half warrant)                      0.95       1.05
           -  Ewan Downie                                              75,000
           -  Nick DeMare                                              26,135
           -  Judy Eng (spouse of Harvey Lim)                          10,000
           -  William Lee                                               5,300
           -  Andrew Carter                                             5,000
                                                                      -------
                                                                      121,435
                                                                      =======

         151,834 units (one common share and one-half warrant)                        0.95       0.92
           -  Marc Cernovitch                                           5,300
                                                                      =======

         (1) Quoted closing price on date of announcement of private placement.

6. On November 12, 2004, the Company entered into an option agreement to earn a 50% interest in the Bachelor Lake Property with Wolfden Resources Inc. ("Wolfden"). A definitive agreement (the "Assignment and Assumption Agreement") was subsequently executed on April 15, 2005. Under the terms of the Assignment and Assumption Agreement, Wolfden assigned to the Company its option to earn a 50% interest in the Bachelor Lake Property from Metanor Resources Inc. ("Metanor") by paying to Wolfden an aggregate of $1,943,123 (comprised of $650,000 in acquisition costs and $1,293,123 in reimbursement of exploration expenditures) and issuing 2.1 million common shares subject to a 12-month contractual hold period. Upon securing project financing and the commencement of commercial production on the property resulting in a minimum of 50,000 ounces of gold or silver equivalent being produced, the Company will pay a bonus payment to Wolfden in the amount of $250,000 cash and 250,000 common shares. The Company has also agreed to pay Wolfden a net smelter return royalty of 0.5% on the Company's share of the net smelter return. The Company also assumed Wolfden's $3 million exploration funding commitment at Bachelor Lake. The transaction closed on May 18, 2005. See "Item 4. Information on the Company - Principal Properties - Bachelor Lake Property, Quebec." Mr. Ewan Downie, a director of the Company is also the President, Chief Executive Officer and a director of Wolfden.

7. During the year ended August 31, 2004, the Company negotiated a settlement with Hilton Resources Ltd., a public corporation which certain of its directors and officers are also officers and directors of the Company, in which the Company paid $688,079 to settle $748,687 owed, resulting in a gain of $60,608.

8. During the year ended August 31, 2004, the Company negotiated settlements with six creditors in which the Company paid $263,543 to settle a total of $300,142 owed, resulting in a gain of $36,599. The creditors are corporations owned by current and former officers and directors of the Company.

9. During the year ended August 31, 2004, the Company paid $1,000 to Ewan Downie for consulting services.

10.      See  also  "Item  6.  Directors,  Senior  Management  and  Employees  -
         Compensation."

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


DIRECTOR              REPORTING ISSUER                   CAPACITY                          COMMENCED SERVICE

Marc Cernovitch       N/A                                N/A                               N/A

Nick DeMare           Aguila American Resources Ltd.     Director                          January 2003
                      Andean American Mining Corp.       Director                          August 2002
                      Astral Mining Corporation.         Director                          February 2004
                      Centrasia Mining Corp.             Director                          October 2002
                                                         CFO                               September 2005
                      GGL Diamond Corp.                  Director                          May 1989
                      Golden Peaks Resources Ltd.        Director                          January 1992
                      Goldmarca Limited                  Director                          September 2000
                      Gold Point Energy Corp.            Director                          August 2003
                                                         CFO                               June 2005
                      Kookaburra Resources Ltd.          Director                          June 1988
                      Lara Exploration Ltd.              Director                          March 2004
                      Lariat Energy Ltd.                 Director                          August 2002
                      Mawson Resources Limited           Director                          March 2004
                      Medina International Corp.         Director, Secretary & Treasurer   May 2002
                      Mirasol Resources Limited          Director                          February 2005
                      Tinka Resources Limited            Director                          October 2003
                      Tumi Resources Limited             Director                          January 2002

Andrew Carter         Astral Mining Corporation          Director                          February 2004
                      Gold Point Energy Corp.            Director                          October 2003
                      Rochester Resources Ltd.           Director                          July 2003
                      Tinka Resources Ltd.               Director, President & CEO         February 2003

Ewan Downie           Anaconda Gold Corp.                Director                          May 2003
                      Benton Resources Corp.             Director                          December 2003
                      Newstrike Resources Corp.          Director                          July 2005
                      Pediment Exploration Ltd.          Director                          March 2005
                      Sabina Silver Corporation          Director                          November 2002
                      Wolfden Resources Ltd.             Director, President & CEO         October 1995

William Lee           Rochester Resources Ltd.           Director                          September 1995
                      Jinshan Gold Mines Inc.            CFO                               January 2006
                      Tinka Resources Limited            Director                          October 2002

Tom Healy             N/A                                N/A                               N/A

Harvey Lim            Astral Mining Corporation          Secretary & CFO                   February 2004
                      Gold Point Energy Corp.            Director & Secretary              October 2003
                      Rochester Resources Ltd.           Secretary                         June 1997
                      Kookaburra Resources Ltd.          Secretary                         June 2004
                      Tumi Resources Limited             Director                          January 2002

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


ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

DESCRIPTION                                                              PAGE
-----------                                                          -----------

Audited Consolidated Financial Statements for the
    Years Ended August 31, 2005, 2004 and 2003                       F-1 to F-27


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

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the TSXV, and predecessor exchanges, for the periods indicated:


                           TSXV STOCK TRADING ACTIVITY

                                                            SALES PRICE
                                                       ---------------------
YEAR ENDED                       VOLUME                HIGH             LOW

August 31, 2005              10,825,208                $1.59           $0.60
August 31, 2004               2,866,231                $0.96           $0.05
August 31, 2003                 735,039                $0.18           $0.06
August 31, 2002                 934,326                $1.89           $0.12
August 31, 2001               2,925,311                $7.49           $1.40

                                                            SALES PRICE
                                                       ---------------------
MONTH ENDED                      VOLUME                HIGH             LOW

February 28, 2006            11,106,426                $0.61           $0.38
November 30, 2005             6,660,484                $0.92           $0.57
August 31, 2005               3,980,129                $0.81           $0.60
May 31, 2005                  3,183,669                $1.59           $0.65
February 28, 2005             2,338,610                $1.37           $0.90
November 30, 2004             1,322,800                $1.09           $0.76
August 31, 2004               1,761,300                $0.96           $0.72
May 31, 2004                    512,300                $0.85           $0.50


                                                            SALES PRICE
                                                       ---------------------
MONTH ENDED                      VOLUME                HIGH             LOW

February 28, 2006             2,680,100                $0.55           $0.39
January 31, 2006              7,207,517                $0.57           $0.38
December 31, 2005             1,218,809                $0.61           $0.38
November 30, 2005             1,270,701                $0.80           $0.57
October 31, 2005              3,629,359                $0.92           $0.66
September 30, 2005            1,760,424                $0.78           $0.59


                          TSXV WARRANT TRADING ACTIVITY

Effective November 23, 2005, the Company's Series A and Series B Warrants were listed and posted for trading on the TSXV under the symbols "HLO.WT.A" and "HLO.WT.B", respectively. No trading of the Series A or Series B Warrants have taken place to February 28, 2006.

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

                             OTCBB TRADING ACTIVITY

                                                           BID PRICE (US$)
                                                       ---------------------
YEAR ENDED                       VOLUME                HIGH             LOW

August 31, 2005               1,989,688                $1.18           $0.35
August 31, 2004                 109,396                $0.75           $0.05
August 31, 2003                 177,000                $0.09           $0.03
August 31, 2002                 309,935                $1.19           $0.06
August 31, 2001                 504,571                $4.27           $1.12


                                                           BID PRICE (US$)
                                                       ---------------------
QUARTER ENDED                    VOLUME                HIGH             LOW

February 28, 2006               518,586                $0.53           $0.34
November 30, 2005               333,743                $0.78           $0.35
August 31, 2005                 696,742                $0.70           $0.35
May 31, 2005                    475,932                $1.18           $0.52
February 29, 2005               476,287                $1.08           $0.70
November 31, 2004               340,727                $0.90           $0.52
August 31, 2004                  59,477                $0.75           $0.50
May 31, 2004                     19,240                $0.50           $0.35

                                                           BID PRICE (US$)
                                                       ---------------------
MONTH ENDED                      VOLUME                HIGH             LOW

February 28, 2006               293,920                $0.50           $0.35
January 31, 2006                135,923                $0.53           $0.34
December 31, 2005                88,743                $0.50           $0.35
November 30, 2005                77,500                $0.71           $0.50
October 31, 2005                172,286                $0.78           $0.55
September 30, 2005               83,957                $0.69           $0.35


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

Since February 2005, the Company's common stock has been listed on the Frankfurt Stock Exchange ("FSE") and XETRA (Electronic Dealing System) under the trading symbol "HRL".

ITEM 10.  ADDITIONAL INFORMATION.


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

COMMON SHARES

Of the Company's unlimited common share capital, a total of 28,017,716 common shares were issued and outstanding as of February 28, 2006.

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

PREFERRED SHARES

Of the Company's unlimited preferred share capital, a total of $8,000,000 preferred shares (the "Series 1 Preferred Shares") were issued and outstanding as of February 28, 2006. The Series 1 Preferred Shares are entitled to a liquidation preference over the holders of any other shares together with an amount equal to all accrued and unpaid dividends thereon which for such purpose shall be calculated as if such dividends were accruing up to the date of such distribution.

The preference shares of each series rank on a priority with the preference shares of every other series and are entitled to preference over the common shares and any other shares ranking subordinate to the preference shares with respect to priority and payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Company.

The holders of the Series 1 Preferred Shares are entitled to receive and the Company shall pay thereon out of the monies of the Company properly applicable to the payment of dividends fixed cumulative cash dividends, at the following rates:

(i) for each of the two years commencing on November 1, 2004, an annual dividend of $0.00625 per share payable in quarterly installments of $0.0015625 per share on February 1, May 1, August 1, and November 1 of each year, commencing on February 1, 2005 and ending on November 1, 2006; and

(ii) for each of the three years commencing on November 1, 2006, an annual dividend of $0.04 per share payable in quarterly installments of $0.01 per share on February 1, May 1, August 1, and November 1, of each year, commencing on February 1, 2007 and ending on November 1, 2009.

The Company may, in its sole discretion, upon written notice given to the holders of the Series 1 Preferred Shares at least 40 days before a dividend is due, elect to pay such dividend in common shares of the Company. If the Company so elects, the number of common shares issuable will be determined by dividing the amount of the dividend due by the weighted average trading price of the common shares of the Company on the TSXV for the 15 trading days immediately prior to the date the dividend is due.

The Company may at any time prior to November 1, 2009, redeem the Series 1 Preferred Shares in whole or in part without the consent of the holders thereof on payment to the holders thereof of the amount of $1.05 per share plus an amount equal to all accrued and unpaid dividends thereon which for such purpose shall be calculated as if such dividends were accruing up to the date of redemption (collectively the "Redemption Amount"). The Company, in its sole discretion may elect to pay the Redemption Amount in cash or common shares of the Company. If the Company elects to the pay the Redemption Amount in common shares, the number of common shares issuable will be determined by dividing the Redemption Amount by the weighted average trading price of the common shares of the Company on the TSXV for the 15 trading days immediately prior to the date specified for redemption upon notice thereof. Provided all dividends payable on the Series 1 Preferred Shares have been paid up to date, the Company may at any time prior to November 1, 2009, redeem the Series 1 Preferred Shares without the consent of the holders thereof by transferring to the holders thereof, in proportion to the percentage of issued and outstanding Series 1 Preferred Shares, held by each holder, the Company's title to the Duport Property.

If the Series 1 Preferred Shares have not been redeemed by November 1, 2009, the Company will, effective November 1, 2009, retract the Series 1 Preferred Shares by payment to the holders thereof of the retraction amount (the "Retraction Amount") in respect of each Preferred Share, Series 1, which shall be $1.00 per share plus an amount equal to all accrued and unpaid dividends thereon which for such purposes shall be calculated as if such dividends were accruing up to the date of retraction. The Company, in its sole discretion may elect to pay the Retraction Amount in cash or common shares of the Company. If the Company elects to the pay the Retraction Amount in common shares, the number of common shares issuable will be determined by dividing the Retraction Amount by the weighted average trading price of the common shares of the Company on the TSXV for the 15 trading days immediately prior to the date specified for retraction.

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of its property or assets among its shareholders for the purpose of winding up its affairs, the holders of the Series 1 Preferred Shares are entitled to receive, before any distribution of any part of the property or assets of the Company among the holders of any other shares, an amount equal to $1.00 per share together with an amount equal to all accrued and unpaid dividends thereon which for such purpose shall be calculated as if such dividends were accruing up to the date of such distribution. Thereafter, the holders of the Series 1 Preferred Shares will not participate further in the capital of the Company.

The holders of the Series 1 Preferred shares are not entitled to receive notice of or to attend and vote at any meetings of the shareholders of the Company unless a dividend payable thereon remains unpaid for a period of 60 days past the date the dividend was due, in which case the holders of Series 1 Preferred Shares shall have one vote per share at all meetings of shareholders until such dividend is paid.

No Series 1 Preferred Shares shall be transferred unless the transferee agrees in writing to be bound by the provisions of the escrow agreement dated March 24, 2005 among the Company, the Sheridan Platinum Group Ltd. and McLean & Kerr LLP, as amended from time to time, as if the transferee were the "Vendor" under such agreement.

The Series 1 Preferred Shares do not carry any pre-emptive, subscription, or conversion rights, nor do they contain any sinking or purchase fund provisions.

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

MATERIAL CONTRACTS

The following are material contracts entered into by the Company during the two years preceding the date of this annual report:

1. Letter of Intent by and among The Company Resources Ltd., The Sheridan Platinum Group Ltd. and Mr. Pat Sheridan, dated July 5, 2004. See "Item
         4.  Information  on  the  Company  -  Principal   Properties  -  Duport
         Property".

2. Head of Agreement by and between Halo Resources Ltd. and Wolfden Resources Inc., dated November 12, 2004. See "Item 4. Information on the Company - Principal Properties - Bachelor Lake Property".

3.       Letter of Intent by and between Halo Resources Ltd. and Endowment Lakes
         (2002) Limited Partnership dated February 9, 2005. See "Item 4. Information on the Company - Principal Properties - Quarter Moon Lake Property, Manitoba".

4. Assignment and Assumption Agreement by and among Halo Resources Ltd., The Sheridan Platinum Group Ltd. and Mr. Pat Sheridan dated March 24, 2005, whereby the Company acquired a 100% interest in 93 mineral claims over an area of approximately 5,000 hectares, located near Kenora, Ontario, for which the Company paid $250,000 cash and issued one million common shares at a fair value of $1,210,000 and $8 million in preferred shares; the Company has also agreed to pay a 2.5% net smelter return royalty ("NSR") on the first 1.5 million ounces of gold produced and a 5% NSR on the excess. The Company has the right to buy back a portion of the NSR. See "Item 4. Information on the Company - Principal Properties - Duport Property".

5. Assignment and Assumption Agreement by and between Halo Resources Ltd. and Wolfden Resources Inc., executed April 15, 2005, whereby the Company acquired Wolfden's option to earn a 50% interest in the Bachelor Lake Property by paying $650,000 cash and issuing 2,100,000 common shares, at a fair value of $1,575,000. The Company also reimbursed Wolfden $1,293,123 for a portion of exploration costs incurred by Wolfden from the date of signing the head of agreement; if the Company exercises the option, and after 50,000 ounces of gold or gold equivalent have been produced from the Bachelor Lake Property, the Company shall pay to Wolfden a bonus payment of $250,000 cash and issue to Wolfden a further 250,000 common shares. The Company also agreed to pay a 0.5% royalty on the Company's share of the NSR. . See "Item 4. Information on the Company - Principal Properties - Bachelor Lake Property".

6. Joint Venture Agreement by and between Halo Resources Ltd. and Metanor Resources Inc. dated September 28, 2005, whereby the parties have agreed to jointly explore, develop and operate the Bachelor Lake Property as a 50:50 joint venture (the "BLJV").

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

DIVIDENDS

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax. The Canada-US Income Tax Convention (1980) (the "Treaty") provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

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

INSPECTION OF DOCUMENTS

Copies of the documents referred to in this report may be inspected at the Company's registered office at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7, during normal business hours.

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


ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
          HOLDERS AND USE OF PROCEEDS.
--------------------------------------------------------------------------------

The Company has changed its domicile and created Series 1 Preferred Shares. See "Item 4. Information on the Company - History and Development of the Company", "Item 10. Additional Information - Articles of Continuance and Articles" and "Item 10. Additional Information - Description of Authorized Shares - Preferred Shares". These actions have effected the rights of the Company's common shareholders.


ITEM 15.  CONTROLS AND PROCEDURES
--------------------------------------------------------------------------------

An evaluation was performed under the supervision and with the participation of the Company's management, including Mr. DeMare, the Company's Chairman and CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act") as of August 31, 2005. Based upon that evaluation, Mr. DeMare, concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms.

During the fiscal year ended August 31, 2005, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.


ITEM 16.  [RESERVED]
--------------------------------------------------------------------------------

Not applicable.


ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.
--------------------------------------------------------------------------------

The Board of Directors has determined that the Company has at least two audit committee financial experts, Messrs. Nick DeMare and William Lee, who serve on the Company's audit committee. Mr. Lee is considered to be an "independent director" and Mr. DeMare is not considered to be an "independent director" as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers.


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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.
--------------------------------------------------------------------------------

AUDIT FEES

For the fiscal years ended August 31, 2005 and 2004, the Company's principal accountant billed $13,356 and $11,615, respectively, for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

AUDIT-RELATED FEES

For the fiscal years ended August 31, 2005 and 2004, the Company's principal accountant billed $1,419 and $nil, respectively, for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees".

TAX FEES

For the fiscal years ended August 31, 2005 and 2004, the Company's principal accountant billed $2,202 and $nil, respectively, for tax compliance, tax advice, and tax planning services.

ALL OTHER FEES

For the fiscal years ended August 31, 2005 and 2004, the Company's principal accountant billed $nil and $nil respectively, for products and services other than those set forth above.

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

PRINCIPAL ACCOUNTANT SERVICES

To the best of the Company's knowledge, the percentage of hours expended on the Company's principal accountant's engagement to audit the Company's financial statements for the fiscal year ended August 31, 2005, that were attributed to work performed by persons other than the principal accountant's full-time permanent employees was less than fifty percent (50%).


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

See pages F-1 through F-27.


ITEM 18.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 19.  EXHIBITS.
--------------------------------------------------------------------------------

 EXHIBIT NUMBER   DESCRIPTION

      1.1 Certificate of Continuation and Notice of Articles for Halo Resources Ltd. (1)
      1.2 Articles for Halo Resources Ltd. (1) Purchase and Sale Agreement by and between TMK Oil & Gas, Inc. and Westport Petroleum Inc., dated
      4.1         March  1,  2004.  (1)  Letter  of  Intent  by and  among  Halo
                  Resources Ltd., The Sheridan Platinum Group Ltd. and
      4.2         Mr. Pat Sheridan,  dated July 5, 2004.  (1) Heads of Agreement by and between Halo Resources Ltd. and Wolfden Resources Inc.,
      4.3         dated November 12, 2004. (1)
      4.4 Stock Option Plan 2004 (2) Letter of Intent by and between Halo Resources Ltd. and Endowment Lakes (2002) Limited
      4.5         Partnership,  dated  February  9, 2005,  and  amendment  dated
                  February 9, 2006 Purchase Agreement by and among Halo Resources Ltd., Sheridan Platinum Group,
      4.6 dated February 18, 2005. Assignment and Assumption Agreement by and between Halo Resources Ltd. and
      4.7 Wolfden Resources Inc., dated April 15, 2005. Bachelor Lake Joint Venture Agreement by and between Halo Resources Ltd. and
      4.8         Metanor Resources Inc. dated Sept 8, 2005.
      12.1        Certification of Marc Cernovitch Pursuant to Rule 13a-14(a)
      12.2        Certification of Nick DeMare Pursuant to Rule 13a-14(a)
      13.1        Certification of Marc Cernovitch Pursuant to 18 U.S.C. Section
                  1350
      13.2        Certification  of Nick DeMare  Pursuant  to 18 U.S.C.  Section
                  1350

(1) Previously filed as an exhibit to the Company's Annual Report on Form 20-F, filed with the Commission on February 2, 2005. File number 0-30196.
(2) Previously filed as an exhibit to the Company's Annual Report on Form 20-F, filed with the Commission on March 12,2004. File number 0-30196.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                             HALO RESOURCES LTD.

Dated:        MARCH 10, 2006                 /s/  MARC CERNOVITCH
                                             -----------------------------------
                                             Marc Cernovitch,
                                             President, Chief Executive Officer,
                                             and Director

--------------------------------------------------------------------------------



                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                         AUGUST 31, 2005, 2004 AND 2003



--------------------------------------------------------------------------------

AUDITORS' REPORT




To the Shareholders of
Halo Resources Ltd.


We have audited the consolidated balance sheets of Halo Resources Ltd. as at August 31, 2005 and 2004 and the consolidated statements of loss, deficit and cash flows for the years ended August 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and 2004 and the results of its operations and cash flow for the years ended August 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected assets, liabilities and shareholders' equity as at August 31, 2005 and 2004 and results of operations for the years ended August 31, 2005, 2004 and 2003 to the extent summarized in Note 16 to the consolidated financial statements.

On December 1, 2005 we reported separately to the shareholders of Halo Resources Ltd. on consolidated financial statements as at, and for the years ended, August 31, 2005 and 2004 audited in accordance with Canadian generally accepted auditing standards.




Vancouver, B.C.                                          /s/ D&H GROUP LLP
December 1, 2005
                                                         CHARTERED ACCOUNTANTS

                                  D&H Group LLP
              A B.C. LIMITED LIABILITY PARTNERSHIP OF CORPORATIONS
                            member of BHD Association
           with affiliated offices across Canada and Internationally
             10th Floor, 1333 West Broadway, Vancouver, B.C. V6H 4C1
                www.dhgroup.ca F (604) 731-9923 T (604) 731-5881

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA - U.S. REPORTING DIFFERENCE




In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders dated December 1, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.



Vancouver, B.C.                                          /s/ D&H GROUP LLP
December 1, 2005
                                                         CHARTERED ACCOUNTANTS








                                  D&H Group LLP
              A B.C. LIMITED LIABILITY PARTNERSHIP OF CORPORATIONS
                            member of BHD Association
           with affiliated offices across Canada and Internationally
             10th Floor, 1333 West Broadway, Vancouver, B.C. V6H 4C1
                www.dhgroup.ca F (604) 731-9923 T (604) 731-5881

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
                                 AS AT AUGUST 31


                                                       2005            2004
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash                                                    893,525         329,065
Amounts receivable and prepaids (Note 3)                197,507          12,610
                                                   ------------    ------------
                                                      1,091,032         341,675

CAPITAL ASSETS (Note 4)                                  32,761               -

UNPROVEN MINERAL INTERESTS (Note 5)                  22,759,333          75,906

DEFERRED SHARE ISSUE COSTS (Note 17(a))                  45,556               -
                                                   ------------    ------------
                                                     23,928,682         417,581
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                584,221          62,965

REDEEMABLE PREFERRED SHARES (Note 6)                  8,000,000               -

ASSET RETIREMENT OBLIGATION (Note 15)                   938,500               -

FUTURE INCOME TAX LIABILITY (Notes 5(a) and 9)        5,328,000               -
                                                   ------------    ------------
                                                     14,850,721          62,965
                                                   ------------    ------------
COMMITMENT (Note 14)

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 7)                               28,487,576      20,914,102

CONTRIBUTED SURPLUS (Note 8)                            738,642         179,611

SHARE SUBSCRIPTIONS RECEIVED (Note 17(a))               958,950               -

DEFICIT                                             (21,107,207)    (20,739,097)
                                                   ------------    ------------
                                                      9,077,961         354,616
                                                   ------------    ------------
                                                     23,928,682         417,581
                                                   ============    ============
NATURE OF OPERATIONS (Note 1)

SUBSEQUENT EVENTS (Note 17)

APPROVED BY THE BOARD

/s/  MARC CERNOVITCH , Director
---------------------
/s/  NICK DEMARE     , Director
---------------------


        The accompanying notes are an integral part of these consolidated financial statements.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                          FOR THE YEARS ENDED AUGUST 31




                                                       2005            2004            2003
                                                         $               $               $

REVENUES

Oil and gas sales                                             -          81,347          45,346
Interest and other                                       31,331             695          23,878
                                                   ------------    ------------    ------------
                                                         31,331          82,042          69,224
                                                   ------------    ------------    ------------
EXPENSES

Accretion (Note 15)                                      38,000               -               -
Production                                                    -          21,832          16,810
Depreciation, depletion and impairment                    4,132          10,441       1,251,882
General exploration                                      27,002               -               -
General and administrative                            1,060,276         183,539         176,947
Stock-based compensation                                559,031         179,611               -
Part XII.6 tax expense (Note 9)                          40,000               -               -
                                                   ------------    ------------    ------------
                                                      1,728,441         395,423       1,445,639
                                                   ------------    ------------    ------------

LOSS BEFORE THE FOLLOWING                            (1,697,110)       (313,381)     (1,376,415)

INTEREST EXPENSE                                              -         (29,817)        (60,741)

LOSS ON SALE OF PETROLEUM AND
    NATURAL GAS INTERESTS                                     -         (11,031)              -

GAIN ON SETTLEMENT OF
    ADVANCES (Notes 10(b) and 10(c))                          -          97,207               -

WRITE-OFF OF AMOUNTS RECEIVABLE                               -               -         (19,959)

LOSS ON SALE OF MARKETABLE SECURITIES                         -               -         (15,527)
                                                   ------------    ------------    ------------
LOSS BEFORE INCOME TAXES                             (1,697,110)       (257,022)     (1,472,642)

FUTURE INCOME TAX RECOVERY (Note 9)                   1,329,000               -               -
                                                   ------------    ------------    ------------
NET LOSS FOR THE YEAR                                  (368,110)       (257,022)     (1,472,642)

DEFICIT - BEGINNING OF YEAR                         (20,739,097)    (20,482,075)    (19,009,433)
                                                   ------------    ------------    ------------
DEFICIT - END OF YEAR                               (21,107,207)    (20,739,097)    (20,482,075)
                                                   ============    ============    ============


LOSS PER COMMON SHARE - BASIC AND DILUTED                $(0.02)         $(0.05)         $(0.50)
                                                   ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                        16,049,812       5,654,354       2,926,859
                                                   ============    ============    ============


        The accompanying notes are an integral part of these consolidated financial statements.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                          FOR THE YEARS ENDED AUGUST 31




                                                       2005            2004            2003
                                                         $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                  (368,110)       (257,022)     (1,472,642)
Items not involving cash
    Accretion                                            38,000               -               -
    Depreciation, depletion and impairment                4,132          10,441       1,251,882
    Stock-based compensation                            559,031         179,611               -
    Loss on sale of petroleum and natural
        gas interests                                         -          11,031               -
    Gain on settlement of advances                            -         (97,207)              -
    Write-off of amounts receivable                           -               -          19,959
    Loss on sale of marketable securities                     -               -          15,527
    Interest expense                                          -          29,817          60,741
    Future income tax recovery                       (1,329,000)              -               -
                                                   ------------    ------------    ------------

                                                     (1,095,947)       (123,329)       (124,533)
Increase in amounts receivable and prepaids            (184,897)         (5,497)         (4,223)
Increase in accounts payable and
    accrued liabilities                                 517,089          43,919           9,197
                                                   ------------    ------------    ------------
                                                       (763,755)        (84,907)       (119,559)
                                                   ------------    ------------    ------------
FINANCING ACTIVITIES

Common shares issued for cash                         6,941,897       1,377,000               -
Common share subscriptions received                     958,950               -               -
Common share issue costs                               (692,979)              -               -
Repayment of advances                                         -        (951,622)       (117,405)
                                                   ------------    ------------    ------------
                                                      7,207,868         425,378        (117,405)
                                                   ------------    ------------    ------------
INVESTING ACTIVITIES

Additions to unproven mineral interests              (5,842,760)        (75,906)              -
Additions to petroleum and natural gas interests              -         (23,935)       (319,757)
Proceeds from sale of petroleum and natural
        gas interests                                         -          78,630          84,907
Purchase of capital assets                              (36,893)              -               -
Proceeds from sale of marketable securities                   -               -          30,594
Other assets                                                  -               -         114,843
                                                   ------------    ------------    ------------
                                                     (5,879,653)        (21,211)        (89,413)
                                                   ------------    ------------    ------------

INCREASE (DECREASE) IN CASH                             564,460         319,260        (326,377)

CASH - BEGINNING OF YEAR                                329,065           9,805         336,182
                                                   ------------    ------------    ------------
CASH - END OF YEAR                                      893,525         329,065           9,805
                                                   ============    ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION - See Note 13.


        The accompanying notes are an integral part of these consolidated financial statements.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
               CONSOLIDATED SCHEDULE OF UNPROVEN MINERAL INTERESTS
                          FOR THE YEARS ENDED AUGUST 31


                                                                               2005                                    2004
                                                   ------------------------------------------------------------    ------------
                                                                     BACHELOR         QUARTER
                                                      DUPORT           LAKE          MOON LAKE
                                                     PROPERTY        PROPERTY        PROPERTY          TOTAL           TOTAL
                                                         $               $               $               $               $

BALANCE - BEGINNING OF YEAR                              75,906               -               -          75,906              -
                                                   ------------    ------------    ------------    ------------    ------------
AMOUNTS INCURRED DURING
    THE YEAR

    EXPLORATION EXPENDITURES

       Airborne surveying                               250,268               -               -         250,268               -
       Assays                                            35,492          19,778             766          56,036               -
       Camp and equipment costs                         205,343           4,206               -         209,549               -
       Consulting                                       127,925          78,129          95,146         301,200               -
       Drilling                                         690,858         552,289         130,377       1,373,524               -
       Due diligence                                     23,296               -               -          23,296               -
       Field personnel                                  153,436          25,817               -         179,253               -
       Field supplies                                    38,888           2,444               -          41,332               -
       Filing                                             3,075           9,663           1,297          14,035               -
       Geological                                       199,030               -               -         199,030               -
       Miscellaneous                                     13,572          11,421              25          25,018               -
       Mobilization, trucking and backhoe                88,766               -               -          88,766               -
       Rent and utilities                                 9,350          21,319               -          30,669               -
       Site preparation                                       -         232,706               -         232,706               -
       Surveying                                         16,223               -               -          16,223               -
       Technical report                                       -          10,000               -          10,000               -
       Telephone                                          1,513           3,334               -           4,847               -
       Travel                                            75,505          39,847           3,368         118,720               -
       Reimbursement                                          -       1,818,123               -       1,818,123               -
                                                   ------------    ------------    ------------    ------------    ------------
                                                      1,932,540       2,829,076         230,979       4,992,595               -
                                                   ------------    ------------    ------------    ------------    ------------
    ACQUISITION COSTS
       AND OTHER ITEMS

       Acquisition costs                              9,460,000       1,700,000         100,000      11,260,000               -
       Claims staking and lease rental costs             12,458               -               -          12,458           2,325
       Consulting                                             -               -               -               -          39,037
       Legal                                            221,213         156,380           7,614         385,207          20,944
       Others                                                 -               -               -               -          13,600
       Capitalized dividend on
          redeemable preferred shares                    41,667               -               -          41,667               -
       Future income tax adjustment                   5,091,000               -               -       5,091,000               -
       Asset retirement obligation                            -         900,500               -         900,500               -
                                                   ------------    ------------    ------------    ------------    ------------
                                                     14,826,338       2,756,880         107,614      17,690,832          75,906
                                                   ------------    ------------    ------------    ------------    ------------
                                                     16,758,878       5,585,956         338,593      22,683,427          75,906
                                                   ------------    ------------    ------------    ------------    ------------
BALANCE - END OF YEAR                                16,834,784       5,585,956         338,593      22,759,333          75,906
                                                   ============    ============    ============    ============    ============


        The accompanying notes are an integral part of these consolidated financial statements.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2005, 2004 AND 2003



1.       NATURE OF OPERATIONS

         Halo Resources Ltd. (the "Company") is a resource exploration company which was previously engaged in the acquisition, exploration and development of crude oil and natural gas interests in the United States. Effective March 1, 2004, the Company sold its remaining oil and natural gas interest. On July 5, 2004, the Company entered into an agreement to acquire an unproven mineral interest. On November 12, 2004 and February 9, 2005, the Company entered into further option agreements to acquire additional unproven mineral interests. See also
         Note 5.

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

         See also Note 17.


2.       ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant differences between these principles and those that would be applied under United States generally accepted accounting principles ("US GAAP") are disclosed in Note 16.

         The consolidated financial statements for the 2004 fiscal year included the accounts of the Company and its former wholly-owned subsidiaries, Safari Petroleum, LLC ("Safari") and TMK Oil & Gas Inc. ("TMK"). On August 31, 2004, the Company abandoned its investment in Safari, which was inactive throughout the 2004 fiscal year, and TMK, which had sold its remaining asset, and became inactive. The consolidated financial statements for the 2003 fiscal year included the accounts of the Company and Safari, TMK and another wholly-owned subsidiary, Trimark Resources Inc. ("Trimark Inc."). During the 2003 fiscal year the Company abandoned its net investment in Trimark Inc. The Company did not have any subsidiaries during the 2005 fiscal year.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the year. Actual results may differ from those estimates.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2005, 2004 AND 2003



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

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2005, 2004 AND 2003



2.       ACCOUNTING POLICIES (continued)

         CAPITAL ASSETS

         Capital assets are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the assets, as follows:

                       Office furniture and equipment              20%
                       Computer and telephone equipment            25%
                       Field equipment and facility                20%

         ASSET RETIREMENT OBLIGATIONS

         Effective September 1, 2004, the Company adopted the recommendations of the CICA Handbook Section 3110, "Asset Retirement Obligations". Under this Section, future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site, are recognized and recorded as a liability at fair value as at the time in which they are incurred or the event occurs giving rise to such an obligation. The liability is increased (accreted) over time through periodic charges to earnings. The corresponding asset retirement cost is capitalized as part of the asset's carrying value, and is amortized over the asset's estimated useful life. The amount of the liability will be subject to re-measurement at each reporting period.

         The Company, where possible, has estimated asset retirement obligations based on current best practice. These estimates are subject to change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation, or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

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

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2005, 2004 AND 2003



2.       ACCOUNTING POLICIES (continued)

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


3.       AMOUNTS RECEIVABLE AND PREPAIDS

                                                       2005            2004
                                                         $               $

         Commodity taxes receivable                     146,162           7,927
         Prepaids                                        25,302               -
         Other                                           26,043           4,683
                                                   ------------    ------------
                                                        197,507          12,610
                                                   ============    ============


4.       CAPITAL ASSETS

                                                                       2005                            2004
                                                   --------------------------------------------    ------------
                                                                   ACCUMULATED       NET BOOK        NET BOOK
                                                      COSTS        DEPRECIATION       VALUE           VALUE
                                                        $               $               $               $

         Office furniture and equipment                   6,326             633           5,693               -
         Computer and telephone equipment                17,727           2,215          15,512               -
         Field equipment and facility                    12,840           1,284          11,556               -
                                                   ------------    ------------    ------------    ------------
                                                         36,893           4,132          32,761               -
                                                   ============    ============    ============    ============


                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2005, 2004 AND 2003



5.       UNPROVEN MINERAL INTERESTS


                                                       2005                                            2004
                                   --------------------------------------------    --------------------------------------------
                                                      DEFERRED                                        DEFERRED
                                    ACQUISITION     EXPLORATION        TOTAL        ACQUISITION     EXPLORATION        TOTAL
                                       COSTS           COSTS           COSTS           COSTS           COSTS           COSTS
                                         $               $               $               $               $               $

         Duport                      14,902,244       1,932,540      16,834,784          75,906               -          75,906
         Bachelor Lake                2,756,880       2,829,076       5,585,956               -               -               -
         Quarter Moon Lake              107,614         230,979         338,593               -               -               -
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                     17,766,738       4,992,595      22,759,333          75,906               -          75,906
                                   ============    ============    ============    ============    ============    ============

         (a)      Duport Property, Ontario

                  Pursuant to an agreement dated February 18, 2005, the Company acquired from The Sheridan Platinum Group Ltd. ("Sheridan") a 100% interest in 93 mineral claims (the "Duport Property") covering an area of approximately 5,000 hectares, located near Kenora, Ontario. The Company paid $250,000 cash and issued one million common shares, at a fair value of $1,210,000, and $8 million in redeemable preferred shares (see Note 6). The purchase of the Duport Property was conducted on a tax-free roll-over basis to Sheridan and, accordingly, $9,210,000 of costs have no tax value.

                  The Company has also agreed to pay a 2.5% net smelter return royalty ("NSR") on the first 1.5 million ounces of gold produced and a 5% NSR on the excess. The Company will have the right to buy back a 1% NSR for $2.5 million cash.

                  The Company has also acquired, through staking, four mineral claims in the area of the Duport property, covering an area of approximately 5.5 hectares.

         (b)      Bachelor Lake Property, Quebec

                  On November 12, 2004, the Company entered into a heads of agreement with Wolfden Resources Inc. ("Wolfden"), whereby Wolfden would assign to the Company, Wolfden's option from Metanor Resources Inc. ("Metanor"), to earn a 50% undivided interest in two mining concessions and 51 mineral claims for a total of 1,851 hectares (the "Bachelor Lake Property"), located in the La Sueur Township, Quebec. On April 15, 2005, the Company and Wolfden signed the final agreement (the "Assignment and Assumption Agreement"). Under the agreed terms, the Company acquired Wolfden's option to earn a 50% interest in the Bachelor Lake Property by paying $650,000 cash and issuing 1,400,000 common shares, at a fair value of
                  $1,050,000. The Company was also responsible for all exploration costs incurred on the Bachelor Lake Property by Wolfden from the date of signing the heads of agreement and accordingly, reimbursed Wolfden $1,293,123 cash and issued 700,000 common shares, at a fair value of $525,000. If the Company exercises the option, and after 50,000 ounces of gold or gold equivalent have been produced from the Bachelor Lake Property, the Company shall pay to Wolfden a bonus payment of $250,000 cash and issue to Wolfden a further 250,000 common shares. The Company also agreed to pay a 0.5% royalty on the Company's share of the NSR. A director of the Company is also a director and officer of Wolfden.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2005, 2004 AND 2003



5.       UNPROVEN MINERAL INTERESTS (continued)

                  Effective May 18, 2005, the Company and Metanor entered an agreement whereby Metanor acknowledged the Assignment and Assumption Agreement and the terms of the underlying option agreement on the Bachelor Lake Property were amended. Under the amendment, the Company can exercise its option to earn the 50% interest in the Bachelor Lake Property by spending a minimum of $500,000 of exploration on the Bachelor Lake Property and paying $100,000 to Metanor. On September 21, 2005, the Company exercised its option and paid $100,000.

         (c)      Quarter Moon Lake Property, Manitoba

                  On February 9, 2005 the Company signed a letter of intent ("LOI") with Endowment Lakes (2002) Limited Partnership ("EL") regarding the option to earn up to an 80% interest in the Quarter Moon Lake Property, Manitoba. The Quarter Moon Lake Property comprises five mining claims covering a total of 1,072 hectares and is located 75 kilometres northeast of Flin Flon and 61 kilometres northwest of Snow Lake. Under the terms of the LOI, the Company has the right to acquire an initial 51% interest in the Quarter Moon Lake Property in which the Company paid $40,000 cash, issued 50,000 common shares of the Company, at a fair value of $60,000, and is required to complete a $250,000 minimum work commitment in the first year, paying a further $40,000 cash and issuing 50,000 common shares on the first anniversary, and completing a further $250,000 work commitment in the second year. The Company has the option to earn an additional 29% interest by providing notice after the initial earn-in by completing an additional $1.5 million in exploration and development over a subsequent two year period, and paying an additional $40,000 and issuing 50,000 common shares on or before the third anniversary. The Quarter Moon Lake Property will then be held 80% by the Company and 20% by EL. The Company will be responsible for advancing the property to production and will recover all costs out of production prior to sharing profits on an 80/20 basis. EL will hold a 1% NSR which can be purchased at any time for $1 million.


6.       REDEEMABLE PREFERRED SHARES

         The Company has issued $8 million of its series 1 redeemable preferred shares (the "Redeemable Preferred Shares") as partial consideration of its purchase of the Duport Property described in Note 5(a).

         The Redeemable Preferred Shares have a term of five years with payment of cumulative cash dividends, at the following rates:

         i) for each of the two years commencing November 1, 2004, an annual dividend of $50,000, payable in quarterly instalments, commencing on February 1, 2005 and ending on November 1, 2006; and

         ii) for each of the three years commencing November 1, 2006, an annual dividend of 4% of the Redeemable Preferred Shares outstanding, payable in quarterly instalments, commencing on February 1, 2007 and ending on November 1, 2009.

         The Company may elect to pay any of its dividends in common shares of its capital stock based on a 15 day average price prior to the date the dividend is due.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2005, 2004 AND 2003



6.       REDEEMABLE PREFERRED SHARES (continued)

         The Redeemable Preferred Shares are non-voting, non-convertible and can be redeemed in whole or in part by the Company at any time prior to November 1, 2009, as follows:

         (i) make a cash payment of $8 million plus a $400,000 bonus, together with any accrued and unpaid dividends; or

         (ii) provided all dividends payable pursuant to the terms of the Redeemable Preferred Shares have been paid, the Company may return the Duport Property to Sheridan.

         The Company may elect to redeem the Redeemable Preferred Shares through the issuance of common shares in its capital stock based on a 15 day average price prior to the date of redemption.

         If the Redeemable Preferred Shares have not been redeemed the Company will, effective November 1, 2009, retract the Redeemable Preferred Shares in consideration of $8 million plus accrued unpaid dividends (collectively the "Retraction Amount"), payable in cash or common shares of the Company based on a 15 trading day average price prior to the date of retraction.

         During the 2005 fiscal year, the Company recorded $41,667 of dividends on the Redeemable Preferred Shares, which have been capitalized as part of resource interests. As at August 31, 2005, $4,167 of accrued dividends were included as part of accounts payable and accrued liabilities.


7.       SHARE CAPITAL


         Authorized:  unlimited common shares without par value
                      unlimited preferred shares

         Issued common shares:                     2005                      2004                      2003
                                         ------------------------  ------------------------  ------------------------
                                            SHARES       AMOUNT       SHARES       AMOUNT       SHARES       AMOUNT
                                                           $                         $                         $

         Balance, beginning of year        9,443,859   20,914,102    2,926,859   19,537,102    2,926,859   19,537,102
                                         -----------  -----------  -----------  -----------  -----------  -----------
         Issued during the year
         For cash
              Private placements           7,324,894    6,688,797    6,000,000    1,290,000            -            -
              Exercise of warrants         1,048,500      253,100      435,000       87,000            -            -
         For finder's fees                         -            -       82,000       24,600            -            -
         Corporate finance                    40,000       34,000            -            -            -            -
         For unproven mineral interests    3,150,000    2,845,000            -            -            -            -
         Cancellation of escrow shares        (1,488)           -            -            -            -            -
                                         -----------  -----------  -----------  -----------  -----------  -----------
                                          11,561,906    9,820,897    6,517,000    1,401,600    2,926,859   19,537,102
         Less:  flow-through share
                    renunciation (Note 9)          -   (1,566,000)           -            -            -            -
                share issue costs                  -     (681,423)           -      (24,600)           -            -
                                         -----------  -----------  -----------  -----------  -----------  -----------
                                          11,561,906    7,573,474    6,517,000    1,377,000            -            -
                                         -----------  -----------  -----------  -----------  -----------  -----------
         Balance, end of year             21,005,765   28,487,576    9,443,859   20,914,102    2,926,859   19,537,102
                                         ===========  ===========  ===========  ===========  ===========  ===========

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2005, 2004 AND 2003



7.       SHARE CAPITAL (continued)

         (a) During the 2005 fiscal year the Company completed private placements, as follows:

                  i) on December 23, 2004, the Company issued 4,342,951 flow-through units at a price of $0.95 per flow-through unit and 2,673,530 non-flow-through units at a price of $0.85 per non- flow-through unit, for total gross proceeds of $6,398,304. Each flow-through unit consisted of one common share and one-half share purchase warrant with each full warrant entitling the holder to purchase one further share of the Company for a period of two years, at a price of $1.25 on or before December 23, 2005 and, thereafter, at a price of $1.50 on or before December 23, 2006. Each non flow-through unit consisted of one common share and one share purchase warrant entitling the holder to purchase one further share of the Company for a period of two years, at a price of $1.10 on or before December 23, 2005 and, thereafter, at a price of $1.35 on or before December 23, 2006. Certain directors and officers of the Company and their immediate family members have purchased 121,435 flow-through units for gross proceeds of $115,363.

                           The Company paid the agents a cash commission of $510,643 and issued 701,647 warrants (the "Agents' Warrants") and incurred $107,731 of costs relating to the financing. Each Agents' Warrant is exercisable to purchase one common share at a price of $1.05 on or before December 23, 2006. The Company also issued 40,000 units at a fair value of $0.85 per unit, each unit comprising of one common share and one-half share purchase warrant having the same terms as the non-flow-through units;

                  ii) on January 20, 2005, the Company issued 151,834 flow-through units at a price of $0.95 per flow-through unit; and 25,000 non-flow-through units at a price of $0.85 per non-flow- through unit, for total gross proceeds of $165,492. Each flow-through unit consisted of one common share and one-half share purchase warrant with each full warrant entitling the holder to purchase one further share of the Company for a period of two years, at a price of $1.25 on or before January 20, 2006 and, thereafter, at a price of $1.50 on or before January 20, 2007. Each non-flow-through unit consisted of one common share and one share purchase warrant with each full warrant entitling the holder to purchase one further share of the Company for a period of two years, at a price of $1.10 on or before January 20, 2006 and, thereafter, at a price of $1.35 on or before January 20, 2007. The Company paid a cash finder's fee of $16,549. A director of the Company purchased 5,300 flow-through units for gross proceeds of $5,305; and

                  iii) on February 3, 2005, the Company issued 131,579 flow-through units at a price of $0.95 per flow-through unit for total gross proceeds of $125,000. Each flow-through unit consisted of one common share and one-half share purchase warrant with each full warrant entitling the holder to purchase one further share of the Company for a period of two years, at a price of $1.25 on or before February 3, 2006 and, thereafter, at a price of $1.50 on or before February 3, 2007. The Company paid a cash finder's fee of $12,500.

                  See also Note 17(c).

         (b) The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2005, 2004 AND 2003



7.       SHARE CAPITAL (continued)

                  share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange ("TSXV"). The options have a maximum term of ten years.

                  During the 2005 fiscal year the Company granted 1,078,000 stock options (2004 - 810,000) to its employees, directors and consultants and recorded compensation expense of $559,031 (2004 - $179,611). No stock options were granted during the 2003 fiscal year.

                  The  fair  value  of  stock  options   granted  to  employees,
                  directors and  consultants is estimated on the dates of grants
                  using  the   Black-Scholes   option  pricing  model  with  the
                  following assumptions used for the grants made during the periods:
                                                   2005               2004
                                              --------------      -------------
                  Risk-free interest rate      2.28% - 2.92%      2.28% - 2.53%
                  Estimated volatility        52.44% - 105%        105% - 106%
                  Expected life                  1.5 years          1.5 years
                  Expected dividend yield            0%                 0%

                  The fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the year to the Company's employees, directors and consultants was $0.43 (2004 - $0.40) per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                  A summary of the Company's options at August 31, 2005, 2004 and 2003 and the changes for the fiscal years ending on those dates is presented below:


                                                2005                       2004                      2003
                                       -----------------------   ------------------------   ----------------------
                                                     WEIGHTED                  WEIGHTED                   WEIGHTED
                                         NUMBER      AVERAGE       NUMBER       AVERAGE        NUMBER      AVERAGE
                                       OF OPTIONS    EXERCISE    OF OPTIONS    EXERCISE      OF OPTIONS   EXERCISE
                                       OUTSTANDING    PRICE      OUTSTANDING     PRICE      OUTSTANDING     PRICE
                                                        $                          $                          $

                  Balance,
                     beginning of year     810,000     0.61           92,857      0.40           125,000     0.40
                  Granted                1,078,000     0.92          810,000      0.61                 -        -
                  Cancelled/expired       (200,000)    0.66          (92,857)     0.40           (32,143)    0.40
                                       -----------               -----------                 -----------
                  Balance, end of year   1,688,000     0.80          810,000      0.61            92,857     0.40
                                       ===========               ===========                 ===========

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2005, 2004 AND 2003



7.       SHARE CAPITAL (continued)

                  The following table summarizes information about the stock options outstanding and exercisable at August 31, 2005:

                                        WEIGHTED
                   OPTIONS               AVERAGE     WEIGHTED
                 OUTSTANDING            REMAINING    AVERAGE
                      AND     EXERCISE CONTRACTUAL   EXERCISE
                 EXERCISABLE   PRICE       LIFE       PRICE   EXPIRY DATE

                    600,000    $0.60    1.75 years    $0.60   May 31, 2007
                     60,000    $0.75    1.89 years    $0.75   July 22, 2007
                    150,000    $0.70    2.08 years    $0.70   September 27, 2007
                    878,000    $0.96    2.47 years    $0.96   February 17, 2008
                  ---------
                  1,688,000
                  =========


         (c) A summary of the number of common shares reserved pursuant to the Company's warrants outstanding at August 31, 2005, 2004 and 2003 and the changes for the years ending on those dates is as follows:

                                                                       2005            2004            2003

                  Balance, beginning of year                          5,647,000               -         468,857
                  Issued pursuant to private placements               5,733,359       6,000,000               -
                  Issued for finder's fee                                     -          82,000               -
                  Exercised                                          (1,048,500)       (435,000)       (468,857)
                                                                   ------------    ------------    ------------
                  Balance, end of year                               10,331,859       5,647,000               -
                                                                   ============    ============    ============

                  Common shares reserved pursuant to warrants outstanding at August 31, 2005, are as follows:

                      NUMBER      EXERCISE PRICE     EXPIRY DATE
                                        $

                   2,103,000          0.25           March 4, 2006
                   2,495,500          0.40           April 15, 2006
                   2,171,476       1.25 / 1.50       December 23, 2005 / 2006
                   2,673,530       1.10 / 1.35       December 23, 2005 / 2006
                     701,647          1.05           December 23, 2006
                      20,000       1.10 / 1.35       December 23, 2005 / 2006
                      75,917       1.25 / 1.50       January 20, 2006 / 2007
                      25,000       1.10 / 1.35       January 20, 2006 / 2007
                      65,789       1.25 / 1.50       February 3, 2006 / 2007
                  ----------
                  10,331,859
                  ==========

         (d)      See also Notes 5 and 17.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2005, 2004 AND 2003



8.       CONTRIBUTED SURPLUS

         Contributed surplus is comprised of the following:

                                                       2005            2004            2003
                                                         $               $               $

         Balance, beginning of year                     179,611               -               -
              Stock-based compensation (Note 7(b))      559,031         179,611               -
                                                   ------------    ------------    ------------
         Balance, end of year                           738,642         179,611               -
                                                   ============    ============    ============


9.       INCOME TAXES

         The income tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:


                                                       2005            2004

         Future income tax assets:
              Financing costs                           200,000               -
              Losses available for future periods     1,129,000               -
                                                   ------------    ------------
                                                      1,329,000               -
         Future income tax liabilities:
              Difference between book value and
                income tax costs of unproven
                  mineral interests                  (6,657,000)              -
                                                   ------------    ------------
         Net future income tax liabilities           (5,328,000)              -
                                                   ============    ============

         As at August 31, 2005, the Company has accumulated non-capital losses of approximately $3.2 million and cumulative resource and other tax pools of approximately $4.3 million carried forward for Canadian income tax purposes and are available to reduce taxable income of future years. The non-capital losses expire commencing in 2006 through 2015. The cumulative resource and other tax pools can be carried forward indefinitely.

         During the 2005 fiscal year, the Company issued a total of 4,626,364 flow-through common shares for gross proceeds of $4,395,046 (see Note 7(a)). Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The renunciation of such expenditures is accounted for as a financing cost related to the flow-through issuance and results in a reduction in share capital with a corresponding increase in the Company's future income tax liability.

         The Company is permitted under Canadian income tax legislation to renounce flow-through related resource expenditures to investors in advance of the Company incurring the expenditure. In accordance with this legislation the Company has twelve months following the effective date of renunciation to incur the expenditures. The Company begins incurring interest charges for unspent funds after one month and fees for unspent funds at the end of the calendar year following the effective date of renunciation, and until such time as funds are fully expended. During the 2005 fiscal year the Company incurred a $40,000
         Part XII.6 tax

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2005, 2004 AND 2003



9.       INCOME TAXES (continued)

         expense on the monthly unspent balance of flow-through funds. All of the flow-through funds were spent by May 31, 2005.

         See also Note 5(a).


10.      RELATED PARTY TRANSACTIONS

         (a) During the 2005 fiscal year, the Company was charged $158,350 (2004 - $69,638; 2003 - $153,064) for management, professional, accounting and administrative services provided by companies controlled by officers of the Company. Of this amount, $50,806 (2004 - $nil; 2003 - $nil) was directly related to resource interests and was deferred. As at August 31, 2005, accounts payable and accrued liabilities include $24,369 due to these related parties.

         (b) The Company had previously received advances from a related party and a non-related third party. The related party is a public company which certain of its officers and directors are also officers and directors of the Company. During the 2004 fiscal year, the Company negotiated a settlement of the $748,687 which was outstanding and paid $688,079 cash, resulting in a gain of $60,608.

         (c) Advances had been previously made to the Company by shareholders and directors of the Company for working capital purposes. During the 2004 fiscal year, the Company negotiated a settlement of the $300,142 which was outstanding and paid $263,543 cash, resulting in a gain of $36,599.

         (d) During the 2003 fiscal year, the former President of the Company repaid the outstanding principal balance of $114,843 and interest income of $2,242 to the Company.

         (e) Other related party transactions are disclosed elsewhere in these consolidated financial statements.

         These transactions were measured at the exchange amount, which was the amount of consideration established and agreed to by related parties.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2005, 2004 AND 2003



11.      SEGMENTED INFORMATION

         During the 2004 fiscal year, the Company's principal activities were the development of petroleum properties in the United States and the acquisition of unproven mineral interests in Canada. Effective March 1, 2004, the Company sold its remaining oil and natural gas interests. As at August 31, 2005, the Company had only recorded deferred costs relating to its agreements on unproven mineral interests. The unproven mineral interest and the Company's corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:


                                                                       2005
                                                   --------------------------------------------
                                                   IDENTIFIABLE                         NET
                                                      ASSETS         REVENUES          LOSS
                                                         $               $               $

         Canada -mineral operations                  22,759,333               -               -
         Canada - corporate                           1,169,349          31,331        (368,110)
                                                   ------------    ------------    ------------
                                                     23,928,682          31,331        (368,110)
                                                   ============    ============    ============


                                                                       2004
                                                   --------------------------------------------
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
                                                   ============    ============    ============


                                                                       2003
                                                   --------------------------------------------
                                                   IDENTIFIABLE                         NET
                                                      ASSETS         REVENUES          LOSS
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
                                                   ============    ============    ============


12.      FINANCIAL INSTRUMENTS

         The fair values of financial instruments at August 31, 2005 and 2004, were estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to August 31, 2005 and 2004, may differ significantly from that presented.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2005, 2004 AND 2003



12.      FINANCIAL INSTRUMENTS (continued)

         Fair value approximates the amounts reflected in the financial statements for cash, amounts receivable and accounts payable and accrued liabilities. It is not practicable to estimate the fair value of the Redeemable Preferred Shares.


13.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash financing and investing activities were conducted by the Company as follows:

                                                                       2005            2004            2003
                                                                         $               $               $

         Financing activities
             Issuance of common shares for corporate finance fees        34,000               -               -
             Common share issue costs                                   (34,000)        (24,600)              -
             Common shares issued for finder's fees                           -          24,600               -
             Issuance of common shares for unproven
                  mineral interests                                   2,845,000               -               -
             Issuance of Redeemable Preferred Shares for
                  unproven mineral interests                          8,000,000               -               -
             Share capital - future income tax adjustment            (1,566,000)              -               -
             Future tax liability                                     6,657,000               -               -
                                                                   ------------    ------------    ------------
                                                                     15,936,000               -               -
                                                                   ============    ============    ============

         Investing activities
             Common shares issued for unproven mineral interests     (2,845,000)              -               -
             Redeemable Preferred Shares issued for
                unproven mineral interests                           (8,000,000)              -               -
             Unproven mineral interests - accrued dividend               (4,167)              -               -
             Unproven mineral interests - future income
                tax adjustment                                       (5,091,000)              -               -
                                                                   ------------    ------------    ------------
                                                                    (15,940,167)              -               -
                                                                   ============    ============    ============

         Operating activity
             Accrued dividend payable                                     4,167               -               -
                                                                   ============    ============    ============

         Other supplementary cash flow information:

                                                                       2005            2004            2003
                                                                         $               $               $

         Interest paid in cash                                                -         105,484               -
                                                                   ============    ============    ============
         Income taxes paid in cash                                            -               -               -
                                                                   ============    ============    ============


14.      COMMITMENT

         The Company leases an office premise, expiring February 29, 2008. The minimum annual rental amounts to approximately $30,000.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2005, 2004 AND 2003



15.      ASSET RETIREMENT OBLIGATION

                                                       2005            2004            2003
                                                         $               $               $

         Balance, beginning of year                           -               -               -
         Liabilities assumed on acquisition             900,500               -               -
         Accretion expense                               38,000               -               -
                                                   ------------    ------------    ------------
         Balance, end of year                           938,500               -               -
                                                   ============    ============    ============

         The total undiscounted amount of estimated cash flows required to settle the Company's estimated obligation is $1,018,567 which has been discounted using a credit adjusted risk free rate of 8.5%. The reclamation obligation relates to the Bachelor Lake Property. The present value of the reclamation liability may be subject to change based on management's current estimates, changes in remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.


16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         (a) The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from US GAAP. The material differences between Canadian and US GAAP, in respect of these consolidated financial statements, are summarized in the tables below.

                  Consolidated Statement of Loss

                                                                       2005            2004            2003
                                                                         $               $               $

                  Net loss under Canadian GAAP                       (1,697,110)       (257,022)     (1,472,642)
                  Unproven mineral interest expensed (i)            (22,683,427)        (75,906)              -
                  Other compensation expense (iii)                      (12,144)        (15,503)              -
                  Gain on settlement (iv)                                     -         (97,207)              -
                  Additional depreciation, depletion
                       and amortization (vi)                                  -               -            (500)
                  Deferred income tax expense (vii)                  (1,103,364)              -               -
                                                                   ------------    ------------    ------------
                  Net loss under US GAAP                            (25,496,045)       (445,638)     (1,473,142)
                                                                   ============    ============    ============

                  Loss per share under US GAAP                            (1.59)          (0.08)          (0.50)
                                                                   ============    ============    ============

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2005, 2004 AND 2003



16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)


                  Consolidated Balance Sheet

                                                                                       2005            2004
                                                                                         $               $

                  Total assets under Canadian GAAP                                   23,928,682         417,581
                  Unproven mineral interest expensed (i)                            (22,759,333)        (75,906)
                  Deferred tax asset (ii)                                                     -         890,000
                  Less:  Valuation allowance (ii)                                             -        (890,000)
                                                                                   ------------    ------------
                  Total assets under US GAAP                                          1,169,349         341,675
                                                                                   ============    ============
                  Total liabilities under Canadian GAAP                              14,850,721          62,965
                                                                                   ------------    ------------
                  Total liabilities under US GAAP                                    14,850,721          62,965
                                                                                   ============    ============
                  Total shareholders' equity under Canadian GAAP                      9,077,961         354,616
                  Unproven mineral interest expensed (i)                            (22,759,333)        (75,906)
                                                                                   ------------    ------------
                  Total shareholders' equity (deficiency) under US GAAP             (13,681,372)        278,710
                                                                                   ============    ============

                  (i)      Unproven Mineral Interests

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

                  (ii)     Income Tax

                           Under Canadian GAAP, deferred tax assets relating to the potential benefit of income tax loss carryforwards are not recognized unless the realization of the benefit is more likely than not. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be recognized to fully offset the deferred tax asset.

                           As at August 31, 2004, the Company had fully reserved the $890,000 tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit could not be determined. Of the total tax benefit, $145,000 was attributable to the 2004 fiscal year.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2005, 2004 AND 2003



16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                           During the 2005 fiscal year, the Company recognized a future income tax asset of its entire loss carryforward amount (see Note 9) as the taxable temporary differences related to the Company's issuance of flow-through common shares (see Note
                           7(a)) are expected to reverse during the loss carryforward period. As a result, there is no longer a US GAAP difference as the future income tax asset for Canadian GAAP is the same as the deferred income tax asset for US GAAP.

                  (iii)    Private Placements of Common Stock

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

                           Under US GAAP, loss and capital distributions for the 2005 fiscal year would increase by $12,144 (2004 - $15,503; 2003 - $nil) and $966,502 (2004 - $206,497;
                           2003 - $nil), respectively, and share capital, as at August 31, 2005 would increase by $2,162,048 (2004 -
                           $1,183,402;  2003 - $961,402). There is no net change
                           to shareholders' equity.

                  (iv)     Settlement with Related Parties

                           US GAAP requires that gains on settlement of advances with related parties be credited to deficit. There is no net change in shareholders' equity.

                  (v)      Functional Currency

                           The Company's functional currency is the Canadian dollar.

                  (vi)     Asset Retirement Obligations

                           On September 1, 2003, the Company adopted SFAS 143 - Asset Retirement Obligations ("SFAS 143") for US GAAP reporting purposes. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires companies to record the present value of obligations associated with the retirement of tangible long-lived assets in the period in which it is incurred. The liability is capitalized as part of the related long-lived asset's carrying amount. Over time, accretion of the liability is recognized as an operating expense and the capitalized cost is depreciated over the expected useful life of the related asset. The Company's asset retirement obligations relate primarily to the plugging, dismantlement, removal, site reclamation and similar activities of its petroleum and natural gas interests. Prior to adoption of SFAS 143, such obligations were accrued ratably over the productive lives of the assets through its depreciation, depletion and amortization of petroleum and natural gas interests without recognizing a separate liability for such amounts.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2005, 2004 AND 2003



16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                           At the time of adoption, during the 2003 fiscal year, total assets and total liabilities increased by $7,500. The amounts recognized upon adoption are based upon numerous estimates and assumptions, including future retirement costs, future recoverable quantities of petroleum and natural gas, future inflation rates and the credit-adjusted risk free interest rate. During the 2004 fiscal year, the petroleum and natural gas interest was sold and the asset retirement obligation was settled. Changes in asset retirement obligations during the 2004 and 2003 fiscal years were:

                                                                                       2004            2003
                                                                                         $               $

                           Asset retirement obligations, beginning of year                7,900               -
                           Liabilities incurred                                               -           7,500
                           Liabilities settled                                           (7,900)              -
                           Accretion expense (included in depreciation)                       -             400
                                                                                   ------------    ------------
                           Asset retirement obligation, end of year                           -           7,900
                           Less:  current portion                                             -               -
                                                                                   ------------    ------------
                           Long-term portion                                                  -           7,900
                                                                                   ============    ============

                           On September 1, 2004, the Company adopted Section 3110 "Asset Retirement Obligations" of the CICA Handbook, which is harmonious with SFAS 143. As such, there is no longer a US GAAP difference. See also
                           Note 15.

                  (vii)    Canadian Flow-Through Shares

                           During the 2005 fiscal year, the Company issued 4,626,364 flow-through common shares for gross proceeds of $4,395,046. Resource expenditure
                           deductions   for  income  tax  purposes   related  to
                           exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. Under Canadian GAAP, the flow-through shares are recorded at their face value when issued and the renunciation of such expenditures is accounted for as a financing cost related to the flow- through issuance and results in a reduction of share capital with a corresponding increase in the Company's future income tax liability.

                           US GAAP requires that the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. This liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

                           Under US GAAP loss for the 2005 fiscal year and share capital as at August 31, 2005, would increase by $1,103,364. There is no net change in shareholders' equity.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2005, 2004 AND 2003



16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  (viii)   Capitalization  of Dividend on  Redeemable  Preferred
                           Shares

                           As part of the Duport Property acquisition, the Company issued mandatory redeemable preferred shares. Due to the characteristics of these preferred shares, for both Canadian and US GAAP, the preferred shares are accounted for as liabilities.

                           Under Canadian GAAP, dividends paid on shares accounted for as liabilities should be disclosed as interest rather than as a charge to capital. As such, the Company has decided to capitalize the dividends paid as a carrying cost directly attributable to the unproven mineral interest.

                           Under US GAAP, SFAS 34 - Capitalization of Interest Cost ("SFAS 34") lists assets qualifying for interest capitalization. The exploration of unproven mineral interests does not qualify. As such, $41,667 of capitalized dividends on redeemable preferred shares would be separately charged to earnings. There is no net change to net loss under US GAAP.

                  (ix)     Development Stage Company

                           The Company is in the exploration stage and, as of July 1, 2004, is considered a development stage company as defined by SFAS 7. To August 31, 2005, the Company has accumulated a deficit of $25,662,242 while in the development stage.

         (b) The Company's consolidated statements of cash flow comply with US GAAP.

         (c)      New Technical Pronouncements

                  In December 2004, the Financial Accounting Standards Board ("FASB") issued its final standard on accounting for employee stock options, SFAS No. 123 (Revised 2004) - Share-Based Payment ("SFAS 123(R)"). SFAS 123(R) replaces SFAS No. 123 - Accounting for Stock-Based Compensation ("SFAS 123"), and supersedes APB 25 - Accounting for Stock Issued to Employees. SFAS 123(R) requires companies to measure compensation costs for all share-based payments, including grants of employee stock options, based on the fair value of the awards on the grant date and to recognize such expense over the period during which an employee is required to provide services in exchange for the award. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. SFAS 123(R) is effective for all awards granted, modified, repurchased or cancelled after, and to unvested portions of previously issued and outstanding awards vesting after, interim or annual periods, beginning after December 15, 2005, which for the Company will be the second quarter of fiscal 2006. This Company is currently evaluating the effect of adopting SFAS 123(R) on our financial position and results of operations. The Company currently estimates the adoption of SFAS 123(R) will result in expenses in amounts that are similar to the current pro forma disclosures under SFAS 123.

                  The FASB has also issued SFAS No. 153 - Exchange of Non-Monetary Assets ("SFAS 153") which is effective for fiscal years ending after June 15, 2005. SFAS 153 refines the circumstances under which non-monetary transactions should be accounted for at fair value. The adoption of SFAS 153 is not expected to have an effect on the Company's financial position.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2005, 2004 AND 2003


16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  The FASB has also issued SFAS No. 154 - Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"), which is effective for fiscal years ending after December 15, 2005. SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis. The adoption of SFAS 154 is not expected to have an effect on the Company's financial position.


17.      SUBSEQUENT EVENTS

         (a) During September 2005, the Company completed a private placement of 3,293,070 flow-through units at a price of $0.70 per flow-through unit and 1,980,166 non-flow-through units at a price of $0.60 per non-flow-through unit, for total gross proceeds of $3,493,249. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one further share of the Company for a period of two years at a price of $0.70. The Company paid a cash finder's fee of $266,394 and 523,323 warrants having the same terms as the private placement warrants.

                  As at August 31, 2005, the Company had received $958,950 in common share subscriptions and incurred $45,556 of share issue costs.

         (b) Subsequent to August 31, 2005, the Company granted options to its directors, employees and consultants to purchase 855,000 common shares of the Company at an exercise price of $0.75 per share, for a period of three years.

         (c) On November 22, 2005, the Company listed an aggregate of 5,011,711 warrants for trading on the TSXV. These warrants were originally issued pursuant to the private placements conducted during the 2005 fiscal year, as described in Note 7(a). In addition, the expiry dates of the warrants issued in Notes 7(a)(ii) and 7(a)(iii) were modified, with expiry dates of December 23, 2005 and December 23, 2006.

         (d)      See Note 5(b).