Form 20-F
period 2006-08-31
HALO RESOURCES LTD
filed 2007-03-15
CIK 1050807

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

                    FOR THE FISCAL YEAR ENDED AUGUST 31, 2006

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

    SUITE 1280, 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6C 2T6
                    (Address of principal executive offices)

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
                 31,138,216 COMMON SHARES AS OF AUGUST 31, 2006

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes        No   X
    -----     -----

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes        No   X
    -----     -----

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
Yes   X    No
    -----     -----

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer     Accelerated filer        Non-accelerated filer  X
                        ---                   ---                          ---

Indicate by check mark which financial statement item the registrant has elected
to follow.   Item 17   X       Item 18
                     -----             -----
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
Yes        No   X
    -----     -----

GENERAL INFORMATION:

Unless otherwise indicated, all references herein are to Canadian dollars.

The Company is required under Canadian law (National Instrument 43-101 Standards Of Disclosure For Mineral Projects) ("NI 43-101") to calculate and categorize "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" under the Canadian Institute of Mining Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Reserves - Definitions and Guidelines dated December 11, 2005. These standards establish definitions and guidelines for the reporting of exploration information, mineral resources and mineral reserves in Canada. These definitions have not been adopted for use in the United States of America by the Securities and Exchange Commission (the "SEC"). Under these guidelines, the CIM definitions of proven and probable mineral reserves equate to the definitions of proven and probable reserves as set out in Guide 7 of the Securities Act Industry Guides adopted by the SEC ("Guide 7"). In addition, Canadian law requires disclosure of mineral resources that equate to measured, indicated and inferred resources.

                                    GLOSSARY

The following is a glossary of geological terms used in this report:

AMPHIBOLITE                             a rock  consisting  mainly of hornblende
                                        amphibole,  the  use of the  term  being
                                        restricted,   however,   to  metamorphic
                                        rocks.  Amphibolite  is  a  grouping  of
                                        rocks  composed  mainly of amphibole (as
                                        hornblende) and  plagioclase  feldspars,
                                        with   little  or  no   quartz.   It  is
                                        typically dark-colored and heavy, with a weakly foliated or schistose (flaky) structure. The small flakes of black and white in the rock often give it a salt-and-pepper appearance.

ANDESITE a fine grained intermediate volcanic rock composed of andesine and one or more mafic constituents.

CHALCOPYRITE                            copper bearing sulphide

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

FELSIC igneous rock composed principally of feldspars and quartz. A mnemonic adj. derived from (fe) for feldspar, (l) for lenad or feldspathoid, and (s) for silica, and applied to light-colored rocks containing an abundance of one or all of these constituents. Also applied to the minerals themselves, the chief felsic minerals being quartz, feldspar, feldspathoid and muscovite.

G                                       gram

G/T                                     grams per tonne.

GABBRO a dark, coarse-grained, intrusive igneous rock chemically equivalent to basalt. It is a plutonic rock, formed when molten magma is trapped beneath the earth's surface and cools into a crystalline mass. Gabbro is dense, greenish or dark-colored and contains varied percentages of pyroxene, plagioclase, amphibole, and olivine (olivine gabbro when olivine is present in large quantities)

GNEISS a common and widely distributed type of rock formed by high-grade regional metamorphic processes from pre-existing formations that were originally either igneous or sedimentary rocks. Gneissic rocks are coarsely foliated and largely recrystallized but do not carry large quantities of micas, chlorite or other platy minerals.

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

KOMATIITIC                              komatiitic    rocks    are    ultramafic
                                        mantle-derived volcanic rocks. They have
                                        low SiO2,  low K2O, low Al2O3,  and high
                                        to extremely  high MgO. True  komatiitic
                                        rocks  are  very  rare  and  essentially
                                        restricted  to rocks of Achaean  age and
                                        most are greater than two billion  years
                                        old,  restricted in  distribution to the
                                        Achaean shield areas.  Komatiitic  rocks
                                        occur   with   other    ultramafic   and
                                        high-magnesian  mafic  volcanic rocks in
                                        Achaean greenstone belts.

KM                                      kilometer

LITHOGEOCHEMICAL                        a  geochemical  survey that involves the
                                        sampling of rocks.

M                                       meters

MAFIC descriptive of rocks composed dominantly of magnesium and iron forming silicates. Pertaining to or composed dominantly of the ferromagnesian rock-forming silicates; said of some igneous rocks and their constituent minerals.

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

NAPPE a large sheet-like body of rock that has been moved far from its original position. Nappes form during continental plate collisions, when folds are sheared so much that they fold back over on themselves and break apart. The resulting structure is a large-scale recumbent fold. The term stems from the French word for tablecloth. Nappes or nappe belts are a major feature of the Alps of Europe. The concept was developed by the geologists who unraveled the complex tectonic history of the Alps.

PEGMATITE                               a very coarse-grained  igneous rock that
                                        has a grain size of 20 mm or more;  such
                                        rocks  are  referred  to as  pegmatitic.
                                        Most  pegmatites are composed of quartz,
                                        feldspar   and   mica;   in   essence  a
                                        "granite".   Rarer   "intermediate"  and
                                        "mafic" pegmatite containing  amphibole,
                                        Ca-plagioclase  feldspar,  pyroxene  and
                                        other  minerals  are  known,   found  in
                                        recrystallized   zones   and   apophyses
                                        associated     with    large     layered
                                        intrusions.  Crystal  size  is the  most
                                        striking  feature  of  pegmatite,   with
                                        crystals  usually  over  50mm  in  size.
                                        However,  individual  crystals  over  10
                                        meters across have been found, and the world's largest crystal was found within a pegmatite.

PETROGRAPHIC                            the  description and  classification  of
                                        rocks.

PORPHYRY                                rock type with mixed crystal sizes, i.e.
                                        containing phenocrysts of one or more minerals.

PPM                                     parts per million

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

SPHALERITE                              zinc bearing sulphide

STRIKE the direction of a horizontal line on the surface of the bed, or other planar feature.

TAILINGS material rejected from a mill after recoverable valuable minerals have been extracted.

THOLEIITIC                              tholeiitic  basalt is an igneous rock, a
                                        type of  basalt.  Like all  basalt,  the
                                        rock type is dominated by  clinopyroxene
                                        plus     plagioclase,     with     minor
                                        iron-titanium  oxides.  Orthopyroxene or
                                        pigeonite   may  also  be   present   in
                                        tholeiitic  basalt,   and  olivine,   if
                                        present,  may be  rimmed  by  either  of
                                        these calcium-poor pyroxenes.  Tridymite
                                        or  quartz   may  be   present   in  the
                                        fine-grained groundmass of tholeiitic basalt, and feldspathoids are absent.
                                        Tholeiitic rocks may have a fine, glassy groundmass as may other types of basalt.

ULTRAMAFIC                              ultramafic  (or  ultrabasic)  rocks  are
                                        igneous and meta-igneous rocks with very
                                        low  silica  content  (less  than  45%),
                                        generally   >18%  MgO,   high  FeO,  low
                                        potassium,  and are  composed of usually
                                        greater  than 90% mafic  minerals  (dark
                                        colored,   high   magnesium   and   iron
                                        content).    The   earth's   mantle   is
                                        considered to be composed of ultramafic rocks.

VMS (VOLCANOGENIC MASSIVE SULPHIDES)    volcanogenic    massive    sulfide   ore
                                        deposits  or  "VMS"  are a type of metal
                                        sulfide ore deposit,  mainly Cu-Zn which
                                        are  associated   with  and  created  by
                                        volcanic-associated hydrothermal events.
                                        They   are   predominantly    stratiform
                                        accumulations of sulphide  minerals that
                                        precipitate from hydrothermal  fluids at
                                        or below the  seafloor,  in a wide range
                                        of   ancient   and   modern   geological
                                        settings.      They     occur     within
                                        volcano-sedimentary        stratigraphic
                                        successions, and are commonly coeval and
                                        coincident  with  volcanic  rocks.  As a
                                        class,   they  represent  a  significant
                                        source of the world's Cu, Zn, Pb, Au, and Ag ores, with Co, Sn, Ba, S, Se, Mn,
                                        Cd, In, Bi, Te, Ga and Ge as co- or by-products. VMS deposits are forming today on the seafloor around undersea volcanoes, mid ocean ridges and trench systems, notably the Tongan Arc. Mineral exploration companies are exploring for
                                        Seafloor Massive Sulfide deposits.

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


ITEM 3.  KEY INFORMATION.
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

The selected financial data of the Company for the years ended August 31, 2006, 2005 and 2004, was derived from the financial statements of the Company which have been audited by D & H Group LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this annual report. The selected financial data set forth for the years ended August 31, 2003 and 2002, are derived from the Company's audited consolidated financial statements, not included herein.

The information in the following table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects".

Reference is made to Note 17 of the Company's financial statements included herein for a discussion of the material differences between Canadian generally accepted accounting principles ("GAAP") and US GAAP, and their effect on the Company's financial statements.

                                        -----------------------------------------------------------
                                                      ($ IN 000, EXCEPT PER SHARE DATA)
                                        -----------------------------------------------------------
                                                            YEAR ENDED AUGUST 31,
                                        -----------------------------------------------------------
                                             2006         2005        2004         2003        2002
                                        ---------    ---------   ---------    ---------   ---------

Revenues                                      $17          $31         $82          $69        $163
Production expenses                             -            -         $22          $17        $135
Depreciation, depletion and impairment        $39           $4         $10       $1,252      $6,011
General and administrative expenses        $1,268       $1,060        $184         $177        $242
Stock-based compensation                     $551         $559        $180            -           -
Net loss                                  $(2,200)       $(368)      $(257)     $(1,473)    $(6,567)
Loss per share                             $(0.08)      $(0.02)     $(0.05)      $(0.50)     $(2.24)
Weighted average number of shares          28,448       16,050       5,654        2,927       2,927
Dividends per share                             -            -           -            -           -
Working capital (deficiency)                 $152         $507        $279          $(2)        $77
Resource interests                        $23,846      $22,759         $76          $76      $1,111
Other assets                                 $299          $78           -            -        $115
Shareholders' equity                      $10,449       $9,078        $355        $(945)       $528
Capital stock                             $32,396      $28,488     $20,914      $19,537     $19,537
Contributed surplus                        $1,361         $739        $180            -           -
Total assets                              $24,553      $23,929        $418          $93      $1,631


ADJUSTMENT TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from US GAAP. The material differences between Canadian and US GAAP, in respect of these financial statements, are summarized in the tables below.

Statements of Loss

                                                                       2006            2005            2004
                                                                         $               $               $

Net loss under Canadian GAAP                                         (2,199,935)       (368,110)       (257,022)
Unproven mineral interests expensed (i)                                (545,409)    (11,025,762)              -
Other compensation expense (ii)                                               -         (12,144)        (15,503)
Gain on settlement (iii)                                                      -               -         (97,207)
Deferred income tax expense (v)                                        (491,326)     (1,103,364)              -
                                                                   ------------    ------------    ------------
Net loss under US GAAP                                               (3,236,670)    (12,509,380)       (369,732)
                                                                   ============    ============    ============

Loss per share under US GAAP                                              (0.11)          (0.78)          (0.07)
                                                                   ============    ============    ============

Balance Sheets

                                                                       2006            2005
                                                                         $               $

Total assets under Canadian GAAP                                     24,552,668      23,928,682
Unproven mineral interests expensed (i)                             (11,571,171)    (11,025,762)
                                                                   ------------    ------------
Total assets under US GAAP                                           12,981,497      12,902,920
                                                                   ============    ============

Total liabilities under Canadian GAAP                                14,103,188      14,850,721
                                                                   ------------    ------------
Total liabilities under US GAAP                                      14,103,188      14,850,721
                                                                   ============    ============

Total shareholders' equity under Canadian GAAP                       10,449,480       9,077,961
Unproven mineral interests expensed (i)                             (11,571,171)    (11,025,762)
                                                                   ------------    ------------
Total shareholders' deficiency under US GAAP                         (1,121,691)     (1,947,801)
                                                                   ============    ============

Statements of Cash Flows

                                                                       2006            2005            2004
                                                                        $                $               $

Operating Activities

Cash used per Canadian GAAP                                          (2,199,935)       (368,110)       (257,022)
Unproven mineral interests                                           (2,469,647)     (5,842,760)        (75,906)
                                                                   ------------    ------------    ------------
Cash used per US GAAP                                               (4,669,582)      (6,210,870)       (332,928)
                                                                   ============    ============    ============
Investing Activities

Cash provided per Canadian GAAP                                     (2,744,397)      (5,879,653)        (21,211)
Unproven mineral interests                                            2,469,647       5,842,760          75,906
                                                                   ------------    ------------    ------------
Cash (used) provided  per US GAAP                                     (274,750)         (36,893)         54,695
                                                                   ============    ============    ============


(i)      Unproven Mineral Interests

         Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP. For US GAAP purposes, the Company expenses exploration costs relating to mineral interests. When proven and probable reserves are determined for an interest and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be amortized using the unit of production method over the estimated life of the ore body based on proven and probable reserves and would be assessed periodically for recoverability of carrying values.

         For US GAAP purposes, the Company has adopted the provisions of EITF 04-2, "Whether Mineral Rights are Tangible or Intangible Assets" and FSP FAS 141-1 and 142-1 which concluded that mineral rights are tangible assets. Accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights. The effect of adoption of EITF 04-2 is to reduce previously reported loss and loss per share for fiscal 2005 and 2004 by $12,986,665 and $75,906, and $0.81 and $0.01,
         respectively. In addition, total assets is increased by $11,733,571 and shareholders' deficiency is decreased by $11,733,571 as at December 31, 2005.

(ii)     Private Placements of Common Stock

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

         Under US GAAP, loss and capital distributions for fiscal 2006 would increase by $nil (2005 - $12,144; 2004 - $15,503) and $158,413 (2005 -
         $966,502; 2004 - $206,497), respectively, and share capital, as at August 31, 2006, would increase by $2,320,461 (2005 - $2,162,048; 2004
         - $1,183,402). There is no net change to shareholders' equity.

(iii)    Settlement with Related Parties

         US GAAP requires that gains on settlement of advances with related parties be credited to deficit. There is no net change in shareholders' equity.

(iv)     Functional Currency

         The Company's functional currency is the Canadian dollar.

(v)      Canadian Flow-Through Shares

         During fiscal 2006, the Company issued 3,293,070 flow-through common shares (2005 - 4,626,364 shares) for gross proceeds of $2,305,149 (2005
         - $4,395,046). Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. Under Canadian GAAP, the flow-through shares are recorded at their face value when issued and the renunciation of such expenditures is accounted for as a financing cost related to the flow-through issuance and results in a reduction of share capital with a corresponding increase in the Company's future income tax liability.

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

         Under US GAAP the loss for fiscal 2006 and shareholders' deficiency as at August 31, 2006, would increase by $491,326 (2005 - $1,103,364; 2004
         - $nil).

(vi)     Capitalization of Dividend on Redeemable Preferred Shares

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

         Under US GAAP, SFAS 34 - Capitalization of Interest Cost ("SFAS 34") lists assets qualifying for interest capitalization. The exploration of unproven mineral interests does not qualify. As such, $50,000 (2005 - $41,667) of capitalized dividends on redeemable preferred shares would be separately charged to earnings. There is no net change to net loss under US GAAP.

(vii)    Development Stage Company

         The Company is in the exploration stage and, as of July 1, 2004, is considered a development stage company as defined by SFAS 7. To August 31, 2006, the Company has accumulated a deficit of $15,912,247 while in the development stage.

RECENT ACCOUNTING PRONOUNCEMENTS

UNITED STATES PRONOUNCEMENTS

The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for consistently measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS 157 is effective beginning January 1, 2008, and the provisions of SFAS 157 will be applied prospectively as of that date. The adoption of SFAS 157 is not expected to have an effect on the Company's financial position.

The FASB has also issued FAS Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS Interpretation No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not expected to have an effect on the Company's financial position.

CANADIAN PRONOUNCEMENTS

The Company believes that there are no new Canadian pronouncements which will have a material effect on the Company's financial position or results of operations.

EXCHANGE RATE HISTORY

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one US dollar for the fiscal years ended August 31, 2006, 2005, 2004, 2003 and 2002.
         -----------------------------------                       -------
         PERIOD                                                    AVERAGE
         -----------------------------------                       -------
         September 1, 2005 - August 31, 2006                        0.8761
         September 1, 2004 - August 31, 2005                        0.7518
         September 1, 2003 - August 31, 2004                        0.6767
         September 1, 2002 - August 31, 2003                        0.6355
         September 1, 2001 - August 31, 2002                        0.6537

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one US dollar for the six-month period ended February 28, 2007.
         --------------                   ------                    ------
         MONTH                             HIGH                      LOW
         --------------                   ------                    ------
         February 2007                    0.8631                    0.8437
         January 2007                     0.8586                    0.8457
         December 2006                    0.8760                    0.8582
         November 2006                    0.8869                    0.8715
         October 2006                     0.8965                    0.8784
         September 2006                   0.9048                    0.8872

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The noon rate of exchange on February 28, 2007, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN $1.17 (US $0.8547 = CDN $1.00).

RISK FACTORS

The Company is a resource exploration company currently engaged in the acquisition, exploration and development of mineral interests located in Canada. The Company has, in the past, conducted business in the petroleum and natural gas industry. During fiscal 2004, the Company ceased activities in the petroleum and natural gas industry. See "Item 4. Information on the Company - Principal Properties". The following risk factors apply to the Company's mineral exploration activities.

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

All of the Company's property interests are in the exploration stage and do not contain any "reserves", as that term is defined in Industry Guide 7 adopted by the SEC. The term "reserves" is defined in Industry Guide 7 as "that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination." Industry Guide 7 is available from the SEC's website at:

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

The Company is currently without a source of revenue and will most likely be required to issue additional shares to settle its debentures, to pay the interest on the preferred stock and/or to redeem or retract the preferred stock issued in connection with the Duport Property acquisition, to finance its activities and, depending on the outcome of its proposed exploration programs, may issue additional shares to finance additional exploration programs on any or all of its projects or to acquire additional properties. The issuance of additional shares will cause the Company's existing shareholders to experience dilution of their ownership interests.

THE PRICE OF THE COMPANY'S COMMON SHARES IS SUBJECT TO MARKET FLUCTUATIONS AND VOLATILITY WHICH MAY NOT BE RELATED TO THE COMPANY'S OPERATIONS AND SUCH FLUCTUATIONS MAY IMPACT THE COMPANY'S ABILITY TO COMPLETE EQUITY FINANCINGS; IF THE COMPANY CANNOT COMPLETE ADDITIONAL EQUITY FINANCINGS, IT MAY NOT BE ABLE TO CONTINUE ITS OPERATIONS.

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly junior natural resources exploration companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares fluctuated from a low of $0.30 to a high of $0.75 during the 12-month period ending January 31, 2007. Continued price fluctuations will have a significant impact on the Company's ability to complete equity financings.

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

As of the date of this annual report, all material conflicts of interests which have arisen since September 1, 2004, have been described in "Item 7. Major Shareholders and Related Party Transactions."

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

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its key officers, Ms. Lynda Bloom, a director, President and Chief Executive Officer of the Company, Mr. Marc Cernovitch, a director and Chairman of the Company, Mr. Nick DeMare, a director and Chief Financial Officer of the Company and Mr. Tom Healy, a director, Senior Vice-President and Chief Operating Officer for the Company. The loss of services of Ms. Bloom and Messrs. Cernovitch, DeMare or Healy, respectively, could have a material adverse effect on the Company. The Company has not obtained key-man life insurance on any of its officers or directors. The Company's ability to recruit and retain highly qualified management personnel is critical to its success; if it is unable to do so this may materially affect the Company's financial performance.

THE MAJORITY OF THE COMPANY'S CURRENT CORPORATE OPERATIONS ARE PERFORMED BY OTHER THAN COMPANY PERSONNEL AND IF SUCH PERSONNEL ARE NOT AVAILABLE IN THE FUTURE, THE COMPANY MAY INCUR SIGNIFICANT EXPENSES TO FIND SUITABLE REPLACEMENTS AND/OR TO HIRE OTHER PERSONNEL.

Corporate accounting, management and administration are provided, in part, by Chase Management Ltd. ("Chase"), a company owned by Mr. Nick DeMare, Chief Financial Officer of the Company. In the event the Company needs to employ additional personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company operates. There can be no assurance, however, that such personnel will be available in the future. In addition, it cannot be predicted whether the labor staffing at any of the Company's projects will be unionized, which may result in potentially higher operating costs.

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

The primary market for the Company's common stock is the TSXV. The Company trades on the TSXV under the symbol "HLO" and is classified as a Tier 2 company.

Effective November 23, 2005, the Company's Series A Warrants and Series B Warrants were listed and posted for trading on the TSXV under the symbols "HLO.WT.A" and "HLO.WT.B", respectively. On December 23, 2006, the Series A and Series B Warrants expired without having any trades made.

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

The Company's principal business office is located at Suite 1280, 625 Howe Street, Vancouver, British Columbia, V6C 2T6. The Company's executive office is located at Suite 2900, 25 King Street West, Toronto, Ontario, M5L 1G3. The Company also has an exploration office located at Suite 2, 54 Main Street, Flin Flon, Manitoba, R8A 1J6. The contact person is Marc Cernovitch, Chairman of the Company. The telephone number is (604) 484-0068 and the facsimile number is
(604) 484-0069. The Company's registered office is located at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7. The Company does not have a registered agent in the United States.

BUSINESS OVERVIEW

Since 2004, the Company has been a resource exploration company engaged in the acquisition of and exploration for precious metals on mineral interests located in Canada. At this stage of development, the Company has no producing properties and, consequently, has no current operating income or cash flow. The Company has not yet determined whether the properties owned by the Company or in which the Company has an option to acquire an interest have ore reserves that are economically recoverable. As a result, the Company is considered an exploration stage company.

MINERAL INTERESTS

DUPORT PROPERTY

On July 5, 2004, the Company entered into an agreement to acquire a 100% interest in the Duport Property (the "Duport HOA") with the Sheridan Platinum Group and Mr. Pat Sheridan (collectively, the "Sheridan Group"). Under the Duport HOA, the Company had the right to acquire a 100% interest in the property by paying $250,000 on closing, together with the issuance of one million common shares and $8 million in series 1 preferred shares (the "Series 1 Preferred Shares") and the grant of a 2.5% net smelter return royalty ("NSR") on the first
1.5 million ounces of gold produced and a 5% NSR on all amounts in excess thereof. The transaction received shareholder approval at the Company's November 2, 2004 special meeting of shareholders and the February 9, 2005 annual and special meeting of shareholders. The option was exercised pursuant to the execution of a definitive agreement between Halo and The Sheridan Group dated February 18, 2005 (the "Duport Agreement") and the transaction closed effective March 24, 2005. The Series 1 Preferred Shares issued in connection with the Duport HOA have a term of five years and are subject to the dividend, redemption, retraction and voting privileges set forth below. See "Item 4. Information on the Company - Principal Properties".

BACHELOR LAKE PROPERTY

On November 12, 2004, the Company entered into an option agreement to earn a 50% interest in the Bachelor Lake Property with Wolfden Resources Inc. ("Wolfden"). A definitive agreement (the "Assignment and Assumption Agreement") was subsequently executed on April 15, 2005.

Under the terms of the Assignment and Assumption Agreement, Wolfden assigned to the Company its option to earn a 50% interest in the Bachelor Lake Property from Metanor Resources Inc. ("Metanor") by paying to Wolfden an aggregate of $1,943,123 (comprised of $650,000 in acquisition costs and $1,293,123 in reimbursement of exploration expenditures) and issuing 2.1 million common shares subject to a 12-month contractual hold period. Upon securing project financing and the commencement of commercial production on the property resulting in a minimum of 50,000 ounces of gold or silver equivalent being produced, the Company will pay a bonus payment to Wolfden in the amount of $250,000 cash and 250,000 common shares. The Company also agreed to pay Wolfden a net smelter return royalty of 0.5% on the Company's share of the net smelter return and assumed Wolfden's $3 million exploration funding commitment at the Bachelor Lake Property.

Effective May 18, 2005, the Company and Metanor entered into an agreement whereby Metanor acknowledged the Assignment and Assumption Agreement, and the terms of the underlying option agreement on the Bachelor Lake Property were amended. Under the amendment, the Company could exercise its option to earn the 50% interest in the Bachelor Lake Property by spending a minimum of $500,000 of exploration on the Bachelor Lake Property and paying $100,000 to Metanor. All of the required exploration funding has subsequently been expended. On September 21, 2005, the Company exercised its option and paid $100,000 to Metanor. The Company and Metanor subsequently executed a definitive joint venture agreement (the "Bachelor Lake JV Agreement") setting forth the terms and conditions governing the relationship between the parties and providing for the means by which each of them shall participate in the exploration, development and mining activities on the Bachelor Lake Property dated July 1, 2005.

On May 2, 2006, as amended August 28, 2006, the Company and Metanor entered into a purchase agreement (the "Metanor Purchase") whereby Metanor agreed to purchase the Company's 50% interest in the Bachelor Lake JV in consideration of $3.5 million cash, $750,000 in common shares of Metanor and a 1% NSR in favour of the Company. Closing of the Metanor Purchase (the "Closing") was scheduled to occur (the "Completion Date") on the earlier of:

         i)       30 days after Metanor completes a $5 million financing; or
         ii)      November 10, 2006.

The Metanor Purchase contemplated total consideration of a minimum of $4.25 million. Accordingly, during fiscal 2006, the Company recognized an impairment of $1,538,655 to reflect the difference between the Company's recorded costs and the anticipated proceeds.

On November 17, 2006, Metanor and the Company agreed to a new agreement (the "Revised Metanor Purchase") under which Metanor has now agreed to purchase the Company's 50% interest in the Bachelor Lake JV for total consideration of $4 million, as follows:

         i) $2 million cash (received);

         ii)      $500,000 cash on or before March 30, 2007; and
         iii) $500,000 in cash or common shares of Metanor each on or before May 31, 2007, August 31, 2007 and November 30, 2007.

Metanor continues to be responsible for all on-going costs, expenses and obligations of the Bachelor Lake JV. In addition Metanor has granted the Company a 1% NSR and the Company will retain its beneficial interest in the Bachelor Lake JV until completion of the sale.

The Company will recognize a further write-down of approximately $225,000 in fiscal 2007 to reflect the terms of the Revised Metanor Agreement. See "Item 4. Information on the Company - Principal Properties".

QUARTER MOON LAKE GOLD PROPERTY

On February 9, 2005, as amended February 9, 2006, the Company signed a letter of intent (the "Quarter Moon LOI") with Endowment Lakes (2002) Limited Partnership ("Endowment Lakes") granting the Company the option to earn up to an 80% interest in the Quarter Moon Lake Gold Property in north-central Manitoba. Under the Quarter Moon LOI, the Company was granted the right to acquire an initial 51% interest in the property by paying $40,000 and issuing 50,000 common shares upon regulatory approval of the transaction, completing a $250,000 minimum work commitment in the first year, paying a further $40,000 and issuing 50,000 common shares on the first anniversary and completing a further $300,000 minimum work commitment in the second year. The Company was granted the further option to earn an additional 29% interest by completing an additional $1.5 million in exploration and development over a subsequent two year period and paying an additional $40,000 and issuing 50,000 common shares on or before the third anniversary of the Quarter Moon LOI.

On December 3, 2006, the Company and Endowment Lakes entered into a formal purchase agreement (the "Quarter Moon Purchase Agreement") under which the Company has purchased a 100% interest in ten mining claims, including the original five mining claims under the Quarter Moon LOI, in north-central
Manitoba, for $90,000 cash and the issuance of 160,000 common shares of the Company. Endowment Lakes holds a 1% NSR, of which a 0.5% NSR can be purchased at any time for $500,000. See "Item 4. Information on the Company - Principal Properties - Quarter Moon Lake Property and Sherridon Property".

DUNLOP HOA

On February 9, 2006, the Company and W. Bruce Dunlop Limited NPL entered into a heads of agreement (the "Dunlop HOA"), whereby the Company was granted the option to earn a 100% undivided interest in three unproven mineral claims, covering 536 hectares located in the Sherridon area, north-central Manitoba, for $90,000 cash ($15,000 paid), issuance of 250,000 common shares of the Company (25,000 shares issued) and expending a total of $170,000 in work expenditures over a four year period. See "Item 4. Information on the Company - Principal Properties - Sherridon Property".

HUDSON BAY EXPLORATION AND DEVELOPMENT COMPANY LIMITED.

On March 19, 2006, the Company and Hudson Bay Exploration and Development Company Limited ("HBED") entered into three option agreements (the "HBED Options"), whereby the Company was granted options to acquire 100% interests in 24 unproven mineral claims and one mining lease covering approximately 3,226 hectares located in the Sherridon area, north-central Manitoba. In order to earn 100% interests in all of the mineral claims and the mining lease the Company will be required to make option payments totalling $650,000 and incur expenditures totalling $4,300,000 over a five year period. Upon agreement by both the Company and HBED, up to $187,500 of the option payments may be paid in common shares of the Company.

Should the Company acquire a 100% interest in any of the claim groups under the HBED Options, HBED has the option to back-in for a 51% interest in the subject claims group by paying 135% of the expenditures incurred by the Company. HBED will also hold a 2% NSR. See "Item 4. Information on the Company - Principal Properties - Sherridon Property".

WEST RED LAKE PROPERTY

On April 18, 2006, the Company entered into a letter of intent (the "West Red Lake LOI") with Goldcorp. Inc. ("Goldcorp") regarding the option to earn a 60% interest in 67 mining claims, a 45% interest in two mining claims, and a 30% interest in ten mining claims (collectively the "West Red Lake Property") located in Ball Township, Red Lake,

Ontario. On June 20, 2006, the Company and Goldcorp completed a formal option agreement (the "West Red Lake Option") on the West Red Lake Property. Under the terms of the West Red Lake Option, the Company is required to perform minimum exploration programs totalling $3 million on or before December 31, 2008. Upon spending the $3.0 million, the Company is entitled to elect to exercise the option of its interests. Upon notification of the Company's election, Goldcorp has 90 days to back-in and reacquire a 25% interest in the 67 mining claims, a 18.75% interest in two mining claims and a 12.5% interest in the ten mining claims by paying $6 million to the Company. If Goldcorp does not exercise its back-in right, the Company will then be required to issue one million common shares of its share capital to Goldcorp. See "Item 4. Information on the Company
- Principal Properties - West Red Lake Property".

DISCONTINUED OIL AND GAS OPERATIONS

Beginning October 1990, the Company was active in the business of acquiring, exploring and developing oil and gas prospects in the United States and the Company's main focus were its oil and gas interests in the East Lost Hills Joint Venture and the San Joaquin Joint Venture. These ventures were unsuccessful and the Company ceased participation in these activities in February 2002. During fiscal 2002, the Company also participated in the drilling of an exploratory well in regional California. A side-track well was subsequently drilled and determined to be uneconomic. The well was plugged and abandoned in September 2002. Effective March 1, 2004, the Company sold its remaining interests in certain oil and gas leases in the West Ranch Field. The Company no longer holds any oil and gas interests, nor is it conducting any further activities in the oil and gas industry.

PRIVATE PLACEMENTS

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

The proceeds from the Company's private placements were used for exploration and development and for general corporate purposes.

DISPOSITIONS

During fiscal 2006, the Company entered into the Metanor Purchase, whereby the Company agreed to dispose of its 50% interest in the Bachelor Lake JV for total consideration of a minimum of $4.25 million. As a result, the Company recognized an impairment of approximately $1.54 million to reflect the difference between the Company's recorded costs and anticipated proceeds. On November 17, 2006, the Company and Metanor entered into the Revised Metanor Purchase Agreement whereby Metanor revised its offer to purchase the Company's 50% interest in the Bachelor Lake JV for total consideration of $4 million and as a result, the Company will recognize a further write-down of approximately $225,000 in fiscal 2007 to reflect the terms of the Revised Metanor Agreement.

The Company did not conduct any disposition of its unproven mineral interests during fiscal 2005.

During fiscal 2004, the Company sold its 3% working interest in the West Ranch Field for $78,630. On August 31, 2004, the Company formally abandoned its investments in its wholly-owned subsidiaries, Safari Petroleum LLC ("Safari") and TMK Oil and Gas Inc. ("TMK"). Both of these companies were inactive at the time of abandonment.

EXPLORATION EXPENDITURES

During fiscal 2006, the Company incurred costs of $232,244 for mineral property acquisitions and $2,034,064, net of $228,708 of recoveries, for exploration on unproven mineral properties. During fiscal 2005, the Company incurred costs of $17,690,832 for mineral property acquisitions and $4,992,595 for exploration on unproven mineral properties. During fiscal 2004, the Company incurred costs of $75,906 for mineral property acquisition and $23,935 for development of petroleum interests.

2007 EXPLORATION BUDGET

The total work programs budgeted for the Company's mineral exploration projects for fiscal 2007, amount to approximately $9.0 million.

SALES AND REVENUE DISTRIBUTION

As of the date of this annual report, the Company has not generated any revenues from its mineral properties.

As of the date of this annual report, the Company does not generate any petroleum, natural gas and natural gas liquids revenue and it has ceased its activities in this area. The Company's share of petroleum, natural gas and natural gas liquids produced from its wells was sold to a variety of purchasers at the wellhead in the United States. All of its sales were conducted with unaffiliated customers. These purchasers provided a ready market for all of the Company's production and paid the local market price, which fluctuated based upon prevailing market conditions. Due to the number of purchasers in each area, the loss of one or a number of purchasers did not pose a significant risk to the continuity of the Company's operations. During fiscal 2004, the Company sold its remaining interest in oil and natural gas properties.

Total revenues, interest and other income reported for fiscal 2006, 2005 and 2004, were as follows:

                                                         ($ IN 000)
                                             ----------------------------------
                                                   YEARS ENDED AUGUST 31,
                                             ----------------------------------
                                                2006        2005        2004
Petroleum and Natural Gas Sales
     - United States                         $        -  $        -  $       81
                                             ----------  ----------  ----------
Interest and Other Income
     - United States                                  -           -           -
     - Canada                                        17          31           1
                                             ----------  ----------  ----------
                                                     17          31           1
                                             ----------  ----------  ----------
Total Revenue, Interest and Other Income     $       17  $       31  $       82
                                             ==========  ==========  ==========

PRINCIPAL PROPERTIES

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

DUPORT PROPERTY, ONTARIO

Much of the following information on the Duport Property is derived from the report dated January 31, 2006 entitled "Technical Report on the Duport Project, Northwest Ontario, Canada" (the "Duport Report") prepared by Roscoe Postle Associates Inc. ("RPA"). Messrs. Graham C. Clow, P. Eng and Wayne W. Valliant,
P. Geo were the Qualified Persons who authored the Duport Report. The individuals who contributed to this report were supervised by these Qualified Persons. RPA prepared a previous NI 43-101 report for the Duport Property dated November 8, 2004. The purpose of the updated Duport Report was to review the additional exploration data compiled in 2005, prepare a revised mineral resource estimate, and provide recommendations as to future work programs on the property.

Any information provided subsequent to the Duport Report has been prepared under the supervision of Mr. Kevin Leonard, who is also designated as a "Qualified Person" under the definition of NI 43-101.

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

The following map identifies the location of the Duport Property:

               [GRAPHIC OMITTED][GRAPHIC OMITTED][OBJECT OMITTED]

Omitted  Graphic is:       a Property  Location  Map showing the location of the
                           Duport Project in northwestern Ontario showing the provinces of Manitoba, Ontario,Qubec, and the all the Great Lakes.


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

The Shoal Lake area experiences long, cold winters and warm, humid summers. Mean daily temperatures range from -17.8(0)C in January to 19.6(0)C in July. Winter temperatures (December-February) range from -14.1(0)C to -7.8(0)C, with minimum mean daily temperatures occurring in January (-22.7(0)C). Average summer temperatures (June-August) range from 16(0)C to 20(0)C, with maximum mean daily temperatures reaching 24.7(0)C in July. Extremes of -43.9(0)C in January and 35.8(0)C in July have been recorded in Kenora. Total annual precipitation averages 632 mm of which 473 mm falls as rain and the remaining 159 mm (water equivalent) as snow. Snowfall occurs mostly from November to March.

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

The Company selected fifteen targets for follow-up, consisting of conductive features within a one kilometre wide band extending NNE and SSW of the Duport Deposit. Roth conducted a preliminary review of the targets and proposed that six of the fifteen conductors are of probable bedrock origin and warrant follow-up diamond drilling. Roth further advised additional interpretation and verification, consisting of examination of the actual EM profiles as well as ground MaxMin HLEM and magnetometer surveys prior to drilling.

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

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

Omitted Graphic is:  Area of Interest Map showing Zone 15 and the co-ordinates


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

Assay results were forwarded to the Company by email, followed later by a hard copy. No aspect of the preparation or analyses was conducted by Company employees.

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

STANDARD CONTROL SAMPLES

In order to test for assay precision and accuracy, five percent of the samples were reference control standards, prepared by and purchased from CDN Laboratories Ltd. in Delta, BC. Reference standard CDN-GS-5A has a recommended gold concentration of 5.10 g/t +/- 0.27 g/t (+/-2SD). Reference standard CDN-GS-12 has a recommended gold concentration of 9.98 g/t +/- 0.37 g/t (+/-2SD). Approximately 50% of the Accurassay results were greater than the control limits recommended by CDN Laboratories Ltd. The average of the Accurassay results was three percent less than the mean value of the standard samples. The results of the standard control sample program did not materially affect the resource estimation. RPA has recommended that in subsequent drill programs Company geological staff should request that sample batches be repeated when standards begin to show a trend outside the recommended limits.

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

In 2005, RPA reviewed the process options as part of an economic review filed by the Company on the SEDAR website. RPA assumed that a mill would be located near Love Lake, approximately ten kilometres from the mainland ferry landing at Starting Point. The site is outside the Shoal Lake watershed. The mill would consist of crushing, grinding, flotation, and gravity concentration circuits. Mill recovery is anticipated to be 91%. High-grade gravity concentrates and lower-grade flotation concentrates would be shipped by highway truck to Placer Dome's facility at Red Lake for refining. Tailings would be stored in a facility near the mill site.

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


-------------------------------------------------------------------------------------------------------------------
                                             MINERAL RESOURCE SUMMARY
                                                 DUPORT PROPERTY
-------------------------------------------------------------------------------------------------------------------
                                                 INDICATED                                   INFERRED
                                    ------------------------------------       ------------------------------------
      ZONE        SUB-ZONE          TONNES     GRADE (G/T)  CONT. AU (OZ)      TONNES    GRADE (G/T)  CONT. AU (OZ)
--------------------------          ------------------------------------       ------------------------------------

      MAIN           1                                                         159,000    10.12             51,000
                     2              84,000     15.21              41,000         15,000     7.29              3,000
                     3              10,000      9.96              3,000
                     4             107,000     13.43             46,000
                     5              30,000     13.11             13,000
                     6              84,000     12.66             34,000
                     7                                                          15,000     8.92              4,000
                     8                                                          14,000    14.48              6,000
                     9                                                          18,000     8.31              5,000
                     10                                                         27,000     8.55              7,000
-------------------------------------------------------------------------------------------------------------------
                  SUBTOTAL         315,000     13.56            137,000        248,000     9.81             76,000
-------------------------------------------------------------------------------------------------------------------


      EAST           1              58,000     14.05             26,000         14,000     8.57              4,000
                     2              38,000     11.31             14,000
                     3                                                          75,000     9.94             24,000
-------------------------------------------------------------------------------------------------------------------
                  SUBTOTAL          96,000     12.97             40,000         89,000     9.73             28,000
-------------------------------------------------------------------------------------------------------------------

   HANGINGWALL       1              13,000     12.82              5,000
                     2                                                          50,000    16.77             27,000
-------------------------------------------------------------------------------------------------------------------
                  SUBTOTAL          13,000     12.82              5,000         50,000    16.77             27,000
-------------------------------------------------------------------------------------------------------------------
      TOTAL                        424,000     13.40            182,000        387,000    10.69            131,000
===================================================================================================================

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

The resource estimate is based on 74,337 m of historical drilling and 7,054 m of drilling performed by the Company in 2005. Buhlmann and Associates Inc., Flin Flon, Manitoba, was contracted to assemble the historical diamond drill data (1951 to 1988 inclusive) into spreadsheet format. Data fields included collar information, downhole survey data, lithology, sample interval, sample length, and gold assays. RPA revised various sections of the lithological data for consistency with the correlation methodology. The Company and RPA performed the data entry for the 2005 diamond drilling program. The spreadsheet data was converted to Gemcom format for subsequent plotting and modeling.

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

EXPLORATION AND DEVELOPMENT

The Duport Report recommended a two-phase work plan for the Duport Property. The overall objective of the work was to expand the resource base of the property by testing airborne electromagnetic anomalies with IP surveys and diamond drilling. The proposed work plan was divided into two phases, with the second phase contingent on success in the first. The estimated total cost of the first phase was $435,000 and the second phase, consisting of data compilation, geophysics, surface diamond drilling, community relations, environmental monitoring, resource estimation, and a scoping study was estimated to cost $467,000.

During January, 2007 the Company commenced preparations for the Phase 1 exploration program to expand the existing to expand the existing resource by focusing on areas of structural complexity within the deposit for the discovery of high-grade ounces and to test a number of airborne magnetometer and electromagnetic ("EM") anomalies covering attractive geology within a short distance of Duport infrastructure. In February, 2007, however, the Company announced the cancellation of this drill program due to mild temperature conditions that have not allowed the building of sufficient ice thickness to support the drill rigs.

During October 2006 a partial follow up to the airborne survey was carried out by completing a reconnaissance mapping and sampling program over a portion of the East Group of claims that were accessible by land. Anomalous gold values were returned from limited sampling of sulphide-bearing intrusive rocks corresponding to an area showing a uniform low magnetic signature and subtle EM response. The samples were collected on claim 3007334 which is underlain by quartz diorite rocks of the Canoe Lake Stock. The stock is a multi-phased intrusion that is host to gold mineralization near the contact with mafic volcanic rocks of the Cedar Island Formation.

Samples collected on this claim are similar in appearance to that found at other targets along the periphery of the stock including the Granozone, McKinnon Reef, Crown Point Mine, Sirdar No 1 and 2 Veins and the Gold Coin Occurrences. These targets are examples of "veins in extensional fractures and stockwork zones". The nature and exploration potential of these gold targets have not yet been fully investigated. The extensional veins of the partially-drilled Granozone deposit located 400 meters to the southwest occur as en echelon veins hosted within altered, sericitized, chloritized quartz diorite that have returned 10.54 grams per tonne gold over 2.4 meters TW and 71.9 grams per tonne gold over 0.9 meters TW from holes drilled by Denison Mines in 1982. (Refer to Denison Report on Drill Results 1980-82, C.F. Desson).

The altered margin of the Canoe Lake Stock is an exciting new target area for the Company. Additional work will be directed towards the evaluation and further definition of high priority targets in this area.

Following this work, prior to the recommencement of diamond drilling, the Company decided to initiate a study that would better define the requirements for bringing the Duport project to feasibility level. The initial focus of this study is to develop an exploration plan to increase the property wide resource base. An assessment of all potential drill targets will be made and targets will be prioritized by consideration to factors such cost of drilling and suitability of the potential resource to become satellite mining operation to the main
Duport resource. Following this assessment, an exploration and development strategy will be selected to fast track the project towards a bankable feasibility study. This plan will also form the basis for attracting a suitable exploration and mine development partner.

In December 2006, a program to reassess all potential drill targets was commenced. Condor Consulting, Inc has commenced a detailed reprocessing and analysis of the original data collected by Dighem frequency-domain EM survey carried by Fugro Airborne Surveys during its August/September, 2005 survey. The EM data is currently being examined for additional anomalies that might indicate zones of mineralization. It is expected that this work will be completed during March 2007. A revised work program and budget will be established upon completion of the new exploration and development plan. It is anticipated that any major direct exploration costs for Duport will be deferred until 2008. Budgeted expenses for 2007 are estimated at $150,000 and include the completion of a detailed exploration plan.

BACHELOR LAKE PROPERTY, QUEBEC

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

In December of 2005, a report entitled "NI 43-101 Technical Report on the 2005 Drilling Program and Mineral Resource Estimate for the Bachelor Lake Property" (the "Bachelor Lake Report") was prepared by InnovExplo Inc. ("InnovExplo"). Each of the individuals who contributed to the Bachelor Lake Report was, or was supervised by a Qualified Person. Messrs. Alain Carrier, MSc., P. Geo and Julien Davy, MSc., P. Geo were the Qualified Persons who authored the report. This report can be accessed through the Halo website www.halores.com at the System for Electronic Document Analysis and Retrieval (SEDAR).

In May, 2006, the Company concluded an agreement for the sale of its 50% interest in the Bachelor Lake property to its joint venture partner Metanor Resources to allow it to focus its full attention and resources on its ongoing exploration of the Sherridon VMS Property (see below). The agreement with Metanor provides for the payment on closing of $3,500,000 and the issuance of $750,000 worth of shares of Metanor, calculated at a value per common share equal to the volume weighted average of the closing price of the common shares of Metanor for the last 10 trading days on the TSX Venture Exchange immediately prior to the date of the Agreement and a 1% net smelter return royalty on all minerals or mineral products derived from all or any part of the Bachelor property or from other ore bodies owned or controlled by Metanor and processed at the Bachelor property.

On August 31, 2006, the Company and Metanor Resources Inc. ("Metanor") agreed to extend the Purchase Agreement signed in May whereby Metanor agreed to purchase from the Company its 50% undivided ownership interest in the Bachelor Lake Property, the Hewfran Property and the MJL-Hansen Property (collectively, the "Bachelor Lake Property") located in Quebec. It was agreed that the transaction would be completed on or before November 10, 2006.

On November 13, 2006, the Company announced that Metanor did not complete its acquisition of the Company's 50% undivided ownership interest in the Bachelor Lake Property. As a result, the Company had the option to purchase Metanor's 50% undivided ownership interest in the Bachelor Property, together with Metanor's 50% participating interest therein, on the same terms and for the same consideration as was applicable to the purchase by Metanor of the Company's 50% interest in such properties.

Pursuant to the Purchase Agreement, the Company had ten (10) days, commencing on November 10, 2006, to either exercise such option or to continue negotiations with Metanor concerning a restructured sale arrangement or a restructured joint venture agreement.

On November 17, 2006, the Company and Metanor agreed to a new agreement under which Metanor has now agreed to purchase the Company's 50% undivided ownership interest in the Bachelor Lake Property for a total consideration of $4 million, as follows:

     - Metanor paid $2 million to the Company. The $2 million shall be applied to the purchase price for the Bachelor Lake Property and is freely transferable by the Company and is non-refundable.

     -   Metanor will pay $500,000 to the Company on or before March 30, 2007.

     - Metanor will pay $500,000 to the Company in cash or, at the sole discretion of Metanor, in common voting shares of Metanor on or before each of the following dates (for a total of $1.5 million): (a) May 31, 2007, (b) August 31, 2007 and (c) November 30, 2007.

     - On or before Friday, November 30, 2007, Metanor shall enter into a binding net smelter returns royalty agreement with the Company, on terms satisfactory to the Company, granting to the Company a 1% net smelter returns royalty on all mineral production (in any form whatsoever) from the Bachelor Lake Property.

     - If Metanor fully satisfies each of the foregoing obligations in accordance with the respective timeframes, then the Company shall complete the transfer of its 50% undivided ownership interest in the Bachelor Property, together with the Company's 50% participating interest therein, to Metanor with effect on November 30, 2007.

     - If Metanor fails to complete any one of the foregoing obligations, then the extension of time for the completion of the acquisition by Metanor of the Company's 50% undivided interest in the Bachelor Lake Property shall terminate immediately and the Company shall have the option to acquire Metanor's 50% undivided ownership interest in the Bachelor lake Property, together with Metanor's 50% participating interest therein.

     - All other terms of the Purchase Agreement remain in force and effect as previously disclosed by the Company on May 5, 2006 (including the obligation of Metanor to pay all costs and expenses of the Bachelor Lake Joint Venture until completion by Metanor of the purchase of the Company's 50% undivided ownership interest in the Bachelor Lake
         Property, together with the Company's 50% participating interest therein).

Metanor has paid all costs and expenses of the Bachelor Lake Joint Venture since May 2006 and will continue to pay until the acquisition process is complete in November, 2007.

QUARTER MOON LAKE PROPERTY, MANITOBA

On December 3, 2006, the Company and Endowment Lakes (2002) Limited Partnership ("EL") entered into a formal purchase agreement (the "Quarter Moon Purchase Agreement") which was completed on January 12, 2007, under which the Company purchased a 100% interest in ten mining claims, including the original five mining claims under the Quarter Moon letter of intent (the "EL Claims"), in north-central Manitoba, for $90,000 cash and issued 160,000 common shares of the Company. EL holds a 1% NSR, of which a 0.5% NSR can be purchased at any time for $500,000. The EL Claims are strategically located within the Sherridon dome structure and Meat Lake basin structure respectively and will play an important role in the Company's plans to explore for high-grade volcanogenic massive sulphide deposits. The Company also has acquired the right to acquire any additional rights acquired by EL in and to any mining claims within a one kilometer area from the perimeter boundaries of the EL Claims.

Now that this transaction is complete, the Quarter Moon Lake Property will be included with the Sherridon VMS Property.

SHERRIDON PROPERTY

Background information on the Sherridon Property is derived from the report dated January 31, 2006 entitled, Technical Report on the Sherridon VMS Property, North-Central Manitoba, Canada (the "Sherridon Report"), prepared by Karen J. Ferreira, M.Sc., P.Geo., who is a qualified person as defined in NI 43-101. This report is available on SEDAR and can be accessed through the Company web site WWW.HALORES.COM. The information contained in the Sherridon Report has been updated to reflect the exploration activities carried out by the Company during 2006. The Company has followed the principal recommendations and plans as laid out in the Sherridon Report. The work has been carried out under the direction and supervision of either Kevin Leonard or Eckart Buhlmann, both of whom are designated as a "Qualified Person" as defined in NI 43-101 with the ability and authority to verify the authenticity and validity of the data presented in this report.

PROPERTY DESCRIPTION AND LOCATION

The Company has now staked a total of 74 claims (approximately 14,750 ha) and together with the purchase of the 2,072 ha land package from EL (see "Quarter Moon Lake Property" above), the Company held ground is now 16,822 hectares. Through three option agreements the Company also has the right to acquire a 100% interest in 30 other mining claims and one mineral lease in the Sherridon area bringing the total land package to approximately 20,876 hectare. The most significant of these agreements are those with Hudson Bay Exploration and Development Company Limited ("HBED") which allow the Company to acquire 100% of the substantial Jungle and Park copper-zinc deposits. Continued ownership of the claims staked and held by the Company is subject to meeting work commitments set forth by the Mines and Minerals Act of Manitoba and its accompanying Regulations. In total, the property currently hosts approximately 11 mt of historic copper-zinc resources.

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

Omitted graphic is:        Sherrridon  VMS Project  Location Map showing a close
                           up of the location is respect to the cities /towns of Sherridon, Flin Flon, Snow Lake and Leaf Rapids. Also showing the location in respect to the contry of Canada showing all the Provinces.


                           Figure 1: Property Location

The Sherridon Property is in The Pas Mining Division of Manitoba, in NTS areas 63N/02 NW and 63N/03 NE, with a small portion of the claims extending into 63N/02SW and 63N/03SE. The main shaft of the past-producing Sherridon Mine is located at 55(0)08'22"N 101(0)06'25"W.

The Government of Canada owns surface rights for the areas covered by all of the claims except for seven claims within the Sherridon Community Boundary. Within subdivisions of the Sherridon Community Boundary, surface rights are held by a variety of parties, including private individuals, commercial enterprises, the community council; some lots are under the jurisdiction of the Crown Lands Branch. Ownership, zoning and other matters are covered in the Sherridon Community Council Land Use Policy, which was implemented in 1991 by Manitoba Northern Affairs. The Kississing Lake management strategy, implemented in 1986 and formally supported in the Sherridon Community Council Land Use Policy, was developed to protect water quality of Kississing Lake and its surrounding environs in order to encourage and maintain the tourist recreational industry.

The mineral claims have not been legally surveyed. Figure 1 identifies the location of the Sherridon Property and Figure 2 shows the property geology, infrastructure, deposit locations and claim boundaries.

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

Omitted Grphic is:         Sherridon     Project     showing    the     geology,
                           infrastructure,    deposit    locations   and   claim
                           boundaries


          Figure 2: Property geology, infrastructure, deposit locations and claim boundaries

The past-producing Sherridon Mine, the Cold Lake deposit, and the Fidelity zone (also known as Jonah Lake zone) occur on the Company's property. Claims containing the Park Lake deposit, owned by Hudson Bay Mining and Smelting Co., Ltd., are contiguous with the Company's claims in the Sherridon area. The Bob Lake deposit, owned by W. Bruce Dunlop Limited, is surrounded by the Company claims. The mineral lease containing the Jungle Lake deposit, owned by Hudson Bay Mining and Smelting Co., Ltd., is contiguous with the Company ground in the Sherridon East area. The claim containing the Ake Zone, owned by W. Bruce Dunlop Limited, is contiguous with the Company ground in the Meat Lake area.

Capped or fenced shafts and mine openings, tailings area, and other relics from the mining operation that ceased in 1952 are present in and around the community of Sherridon. The Company is in receipt of a letter of indemnification from the Manitoba Director of Mines that "confirms that the Company will not be held liable or responsible for any environmental contamination or degradation of or alteration to the natural environment which presently exists or can be shown to exist or to have occurred" prior to the Company's ownership of the claims, under authority of clause 127(2) of the Mines and Minerals Act (Manitoba) (the "Mines and Minerals Act"), which provides that where rehabilitation of land is required in respect of work performed thereon before April 1992 under a mineral lease that expired or was surrendered or cancelled before that date, the person who held the mineral lease is as liable for the rehabilitation as he or she would have been if such legislation had not been enacted; and, where the land or any part of the land is staked and recorded on or after April 1992, the holder of the claim or mineral lease issued in respect of the land or any part of the land is not otherwise liable under the Mines and Minerals Act for the rehabilitation. The same letter advises that the Company, or its potential development partners, may use an existing report prepared in November 2004 by UMA Engineering Ltd. and Senes Consultants Ltd. as a baseline environmental impact study for the purposes of identifying the existing environmental conditions of the tailings area, but that the Company may need to update or upgrade the report with additional work if the Company plans work in the immediate area of the tailings. The Company expects to complete such a report for exploration work in close proximity to the historic Sherridon Mine.

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

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Sherridon Property is located approximately 65 km northeast of the city of Flin Flon, Manitoba near the Northern Affairs Community of Sherridon, Manitoba and the adjacent community of Cold Lake. Year-round access to Sherridon (population - 115) is by a gravel road that extends 78 km from Provincial Highway 10, from approximately 15 km north of the community of Cranberry Portage. East of Sherridon, the claims can be accessed in the summer by float plane, and parts by quad trails and boat. In the winter, these claims are accessible by snowmobile or ski-plane. Winter roads, logging roads and trails are available throughout the area.

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

Power lines, owned and operated by Manitoba Hydro, and a rail line, operated by Hudson Bay Railway Company, a subsidiary of OmniTRAX Canada, pass through Sherridon. In addition to the Sherridon road, numerous active logging roads and trails transect the project area. Sufficient water for exploration, and potentially for mining, operations is readily available in many lakes in the area. Flin Flon (population - 6,500), Cranberry Portage (population - 1,000) and The Pas (population - 5800) all have well-developed road, rail, and air transportation and businesses that service the mining, forestry, recreation, and commercial fishing industries.

The Company believes that potential future development of the Sherridon Property will be greatly facilitated by the existing rail link to the Hudson Bay Mining and Smelting Co. Ltd. (HBMS) mining/metallurgical complex located approximately 70 km to the southwest and also by the presence of the all weather road to provincial Hwy 10, a power line and a communication tower.

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

From 1924 to 1977, the ground near the Sherritt Gordon deposit was covered by mineral leases owned by Sherritt Gordon Mines Limited. Sherritt engaged in geological mapping, carried out an extensive geophysical survey of the northern claims, and undertook considerable exploratory diamond drilling. Sherritt's work is not included in government assessment files. Hudson Bay Exploration and Development Co. Ltd. restaked the ground in 1977 and held it until 1994. The ground was open for staking from 1994 to 1997. Peter C. Dunlop staked the ground in 1997 and held it until 1999. From 1999 to 2002 the area near the deposit was held by W. Bruce Dunlop (NPL) Limited. Some prospecting work was done adjacent to the old tailings area. The ground was open for staking from 2002 to 2005, when the Company staked it.

The Sherridon East and Meat Lake areas had a similar history with many early prospectors' claims. Parts were covered by Sherritt Gordon Mines Limited mineral leases, which lapsed at various times in the 1950's and 1970's. Hudson Bay Exploration and Development Co. Ltd. carried out the most widespread work throughout the intervening period, mostly by coverage with horizontal loop electromagnetic and magnetic surveys, generally using coil separations of 400 ft. (120 m) for the HLEM surveys. HBED drilled numerous holes to test conductors throughout the area. Most of these holes were about 120 m or less in length. Various other parties held claims in the area throughout the 1980s and 1990s. Much of the exploration focus during this period was gold exploration.

The area of the Quarter Moon Lake claims was similarly held by numerous prospectors through the years. Emphasis in this area has traditionally been toward gold exploration closer to the Nokomis Lake deposit southeast of the Company's property. On the Quarter Moon Lake property, the most recent work was done in 2003-2005 by Endowment Lakes, the company from whom the Company optioned five claims. Geochemical survey work was previously conducted that included seven lake sediment samples, 1 stream sediment sample, six soil samples, and 21 lithogeochemical samples. The samples were collected to follow-up a regional gold-arsenic lake sediment anomaly noted by the Geological Survey of Canada in 1986. The lithogeochemical samples contained up to 159 ppb gold, up to 36 ppm tungsten, and up to 14.4% MgO in amphibolite. Further geochemical work and prospecting in the area of these anomalies led to the discovery of the Emily gold prospect, 250 m upstream from the stream sediment anomaly. Further work continued in 2004 with additional soil geochemical sampling to better characterize the rock units in the area and prepare for additional ground follow-up. Four cuts were channel sampled (total 24 samples) with a diamond saw in May 2005; the best values were 8.7 g/t Au over 0.4 m in one pit and 7.2 g/t Au over 0.5 m in another. Nineteen holes totalling 1215 m were drilled in May and June 2005 to test the showing at depth; a discontinuous area, approximately 200 x 30 m, was outlined that contained, on average, about 1 g/t Au over about 1
m. Further drilling on the Emily prospect was not recommended.

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

Regional Geology

The Sherridon Property is in the south flank of the Kisseynew gneiss belt, a metasedimentary terrane that is part of the Paleoproterozoic Trans-Hudson
Orogen. The Trans-Hudson Orogen consists of several Proterozoic belts of metavolcanic, metasedimentary and intrusive rocks that occupy the area between the Archean Hearne Province to the northwest and the Archean Superior Province to the southeast. The Kisseynew gneiss belt represents a sedimentary basin flanked to the north and south by magmatic arc terranes, notably the Flin Flon - Snow Lake metavolcanic belt to the south and the Lynn Lake - La Ronge metavolcanic belt to the north. The central part of the Kisseynew basin is dominated by Burntwood suite migmatized greywacke (-1.86-1.84 Ga). The north and south flanks of the Kisseynew domain consist of structurally interlayered gneisses that include rocks directly related to the flanking arc terranes. The boundary between gneisses of the south flank of the Kisseynew belt, which includes Sherridon area, and the Flin Flon - Snow Lake belt is transitional. The adjoining Flin Flon - Snow Lake belt consists of a tectonic collage of volcanic, volcaniclastic, and related intrusive rocks of the Amisk Group, an unconformably overlying Missi Suite of mainly clastic and subordinate volcanic rocks, and plutons of various ages. Gneisses have been thrust faulted over volcanic rocks along the south flank of the Kisseynew at the Kisseynew - Flin Flon belt margin.

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

Earlier workers had subdivided rocks of the Kisseynew belt into Nokomis Group paragneisses and hornblende-plagioclase gneiss and unconformably overlying Sherridon Group siliceous paragneisses, and post-Sherridon intrusions. Nokomis Group rocks were correlated with sediments of the Amisk Group from the Flin Flon belt and Sherridon Group with the Missi Group of the Flin Flon belt, and this was the usage for other work, with some acknowledged unresolved difficulties in correlation, for some time. As work continued and understanding improved for both and Flin Flon and Kisseynew domains and relationships between the two, the use of `Nokomis Group' and `Sherridon Group' terminology for rocks of the Kisseynew has been replaced with the Flin Flon belt's `Amisk Group' and `Missi Suite' terminology in more recent literature. This change was significant, not only because of this recognition of equivalency, but also because geologists recognized the ample presence of felsic volcanic rocks, with calc-alkaline composition, in the area directly around Sherridon; this has positive implications for VMS mineralization potential. Structural, geochronologic and geochemical studies support the validity of considering units of the Flin Flon - Snow Lake belt as stratigraphic equivalents of the south flank of the Kisseyne. This equivalency in stratigraphy between parts of the Kisseynew south flank and the Flin Flon - Snow Lake belt has particular relevance for mineral exploration, because the Flin Flon - Snow Lake belt is a well-known host to many past-producing, producing and subeconomic copper-zinc deposits.

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

DEPOSIT TYPES

Volcanogenic copper-zinc-(gold)-(silver) massive sulphide (VMS) deposits are the main mineral deposits in the Kisseynew domain. This style of deposit is the major target for exploration on the Company's Sherridon property. Gold mineralization also is known at a number of locations in the south flank of the Kisseynew. Several of the Company's claims are primarily gold exploration property, however this deposit type is of secondary importance for the Company in its current exploration outlook.

MINERALIZATION

Massive sulphides including copper- and zinc-bearing sulphides are known to occur as discontinuous lenses in Sherridon Suite quartz-rich gneisses (felsic volcanic and volcanic-derived rocks) near the contact with hornblende-plagioclase gneisses (intermediate to mafic metavolcanic rocks) in the Sherridon - Hutchinson Lake complex and in garnet-biotite +/- cordierite +/- sillimanite gneiss on the east limb of the Meat Lake synform. Known deposits with this style of mineralization in the area include the past-producing Sherritt Gordon Mine (West and East Lenses), the Cold Lake deposit, and the Fidelity zone, all discussed below, as well as the Park Lake, Bob Lake, Jungle Lake, and Ake Zone deposits. The past-producing Sherridon Mine, the Cold Lake deposit, the Fidelity zone and the Ake zone occur on the Company's property. The remainder, the Jungle, Park and Bob deposits are held under option.

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

The Park Lake deposit was discovered in 1959 by Hudson Bay Exploration and Development Co. Ltd. from a surface exploration program. This deposit strikes WNW with a length of 365m and an average width of 6m and was drilled to a maximum vertical depth of 670m. The deposit dips to the N at 45 degrees and is open at depth. The area is underlain by an east-trending sequence of Sherridon Suite quartz-rich paragneiss and amphibolitic gneiss. The mineralization is hosted by quartz-feldspar-biotite, garnet, sillimanite gneiss and also interlayered with quartz-rich gneiss, hornblende-biotite-quartz gneiss, and calc-siliciate gneiss. The main sulphide ore is contained within four lenses and composed of both solid and disseminated sulphide zones with medium- to coarse-grained crystalline pyrite and interstitial blebs of pyrrhotite, sphalerite, and chalcopyrite.

The Jungle Lake deposit was discovered in 1958 by Hudson Bay Exploration and Development Co. Ltd. The deposit has an E to W strike with a known strike length of 365m and an average thickness of 5.6m that extends to a vertical depth of 400m. The zone dips approximately 40(degree) to the N. The underlying host rocks consist of an east-trending sequence of Sherridon Metamorphic Suite quartz-rich paragneiss and amphibolitic gneiss. The mineralization is hosted by quartz-biotite gneiss that is in turn interlayered with quartz-rich, quartz-feldspar-biotite, and quartz hornblende gneiss. The near solid to solid sulphide zone contains predominantly pyrrhotite and pyrite with lesser amounts of chalcopyrite and sphalerite as blebs and stringers. On the north side of the deposit there are sections within the hanging wall that occasionally contain graphite. There is little to no alteration surrounding the Park Lake sulphide bodies.

Exploration in the area of the Cold Lake deposit commenced in 1928 by Cold Lake Mines Ltd. with several geophysical surveys including an airborne radiation survey in 1954, airborne EM survey in 1972, and an airborne magnetic and EM survey in 1980. This Cold Lake deposit strikes NW with a length of approximately 180m, a true width of 3m, and extends to a vertical depth to 180m. The deposit has a variable dip from 50 - 80 degrees NE with a shallow plunge NW. The Cold Lake deposit is underlain by a sequence of NW trending Sherridon Suite, quartz-rich paragneiss and amphibolitic gneiss that are very similar to the host rocks of Sherritt Gordon Deposit. Cold Lake mineralization comprises well mineralized, massive sulphides of pyrrhotite and pyrite with lesser, variable amounts of sphalerite and chalcopyrite. The mineralization is constrained within the quartz-feldspar-biotite gneiss, which are in turn interlayered with quartz-feldspar-hornblende-biotite and amphibolitic gneiss.

In 1941 Sherritt Gordon Mines Limited discovered the Bob Lake deposit by drilling and followed it up with an intensive drilling campaign in the first half of 1942. The geological characteristics of the Bob Lake deposit offer important clues as to the structural and stratigraphic controls of VMS deposits on the east flank of the Sherridon dome structure. Based on historic documentation available at the Manitoba Mines Department, the true width varies to 33 metres and averages 4.5 metres. The main significance of the Bob Lake deposit is that it demonstrates the lithostratigraphic and structural position of the mineralized horizon. Mineralized beds strike northwest, dip 50(degree) northeast and plunge 20(degree) to the east. Mineralization is hosted in felsic gneiss and is associated with pegmatite.

Discovered in 1965 by Fidelity Mining Investments Ltd. from drilling EM and magnetic geophysical targets, the Fidelity deposit is within a structurally complex area. The deposit has an east limb that strikes ESE and dips NE, and a west limb that strikes WSW and dips SE. The strike length of the deposit is approximately 120m and extends to a vertical depth of 150m. Most drill holes within the east limb intersected two sulphide-bearing zones that vary in thickness from 1 to 10m (core length). The drill holes within the western limb intersected disseminated pyrite and pyrrhotite mineralization. This area is underlain by Sherridon Suite biotite- or hornblende-bearing quartzofeldspathic gneiss, and pelitic schists. Sulphide-rich layers are typically structurally overlain and/or underlain by altered rocks that contain variable concentrations of garnet, sillimanite, chlorite, sericite, biotite, and disseminated sulphides. The massive sulphide mineralization within this area consists primarily of solid to near solid pyrite, pyrrhotite, chalcopyrite, and sphalerite rich horizons.

The Ake zone is located at the eastern limit of the Sherridon property and was discovered by Hudson Bay Exploration and Development Company in 1971. Drill hole projections, drill logs and assay data from HBED's 1972 and 1984 drilling campaigns show a mineralized zone up to 4.6 m thick and that averages 1.5 m width. In 1982, at a depth of 293m, a drill hole cut 3.7 m grading 2.18% copper, 0.50% zinc, 0.5g/t gold and 10 g/t silver. At surface the zone strikes 210(degree), dips 50(degree) west and has a strike length of 183 m. At 305 m depth the zone strikes 270(degree) and dips less than 10(degree) north. The Ake Zone occurs in siliceous quartz-feldspar-biotite gneiss with sericite, chlorite, epidote and sillimanite alteration on the east limb of the Meat Lake synform. The Ake zone is within an embayment of low metamorphic grade within the Meat Lake basin and drill results from some 40 to 50 holes define important stratigraphic and structural controls of VMS style mineralization within the Meat Lake basin. The Ake zone is a valuable starting point from where to follow the extensive potentially mineralized horizon. The above information was taken from documentation by Hudson Bay Mining and Exploration Company Ltd., dated between 1971 and 1985.

The Sherridon Report summarizes the historical estimates of significant mineral deposits as follows:


---------------------------------------------------------------------------------------------------------------
                             SHERRIDON VMS PROPERTY.
              HISTORICAL ESTIMATES OF SIGNIFICANT MINERAL DEPOSITS
---------------------------------------------------------------------------------------------------------------
MINERAL DEPOSIT         TONNAGE      CU      ZN      AU       AG     COMMENT            REFERENCE
                        (TONNE)      (%)     (%)    (G/T)   (G/T)
---------------------------------------------------------------------------------------------------------------

Sherridon:             7,739,000    2.46    0.80     0.41    42.0    Mined out          Froese and Goetz (1981)
West and East Zone
---------------------------------------------------------------------------------------------------------------
Cold Lake                240,000    1.05    1.50     0.34    11.0                       Ostry et al (1998)
---------------------------------------------------------------------------------------------------------------
Park Lake              6,142,000    0.42    2.16     0.14     2.4    To 670 m           Ostry et al (1998)
---------------------------------------------------------------------------------------------------------------
Jungle                 3,356,581    1.42    1.10                                        Ostry et al (1998)
---------------------------------------------------------------------------------------------------------------
Bob                    2,159,098    1.33    1.18     0.31     8.5                       Ostry et al (1998)
---------------------------------------------------------------------------------------------------------------
Fidelity                       -                                     Not calculated     Ostry et al (1998)
---------------------------------------------------------------------------------------------------------------
Ake                            -                                     Not calculated     Ostry et al (1998)
---------------------------------------------------------------------------------------------------------------

Note: The information contained in the table relies on the January31, 2006 NI 43-101 Technical Report on the Sherridon Property that is available at www.halores.com. This report includes all of the available references regarding the source of these historical estimates. The deposit estimates are presented as historical estimates and use historical terminology. These estimates are given to provide an important frame of reference for the Company's ongoing exploration program for VMS type mineral deposits. The Company has carried out no work to classify these historical estimates under current mineral resource or mineral reserve terminology. As noted in the January 31, 2006 NI 43-101 Technical Report, the historical estimates are not to be interpreted as current estimates as defined in section 1.2 and 1.3 of NI 43-101 and therefore should not be relied upon. In the Company's exploration program these deposits serve to demonstrate the stratigraphic and structural positions of mineralized horizons, and also the style of mineralization. The known deposits also serve to test the effectiveness and depth penetration of latest geophysical survey techniques in the high grade metamorphic Sherridon area with its dominantly flat dips.

Other styles of mineralization known from outcrop or drill core have been identified on the Sherridon Property:

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

The Elken Lake area is now covered by some of the East claims as well as part by claims owned by Hudson Bay Exploration and Development Co. Ltd. and under option to the Company. Trenches blasted in the late 1920's by Phillip Sherlett and Sherritt Gordon Mines Limited exposed pyrrhotite, minor chalcopyrite, galena and sphalerite in garnetiferous quart-biotite gneiss, a 60 cm wide shear zone, and narrow quartz veins. Over the years, this area has been tested by various geological and geophysical surveys and shallow drill holes.

The Nokomis Lake deposit located on the southeast side of Nokomis Lake is approximately 4 km southeast of the central portion of the Sherridon Property. Its owner, Pioneer Metals Corporation, categorizes the deposit as a "shear-related intrusive-hosted (tonalite) lode gold system. This style of deposit is the model for future gold exploration in the area.

RECENT EXPLORATION CARRIED OUT BY THE COMPANY

During 2006 the Company has assembled a competent exploration team and has completed the following:

         - Compilation of a large body of government assessment data and also detailed historic exploration data provided by HBED.

         - During July 2006, the completion of 2,684 line km of deep-penetrating and high resolution helicopter-borne Versatile Time-Domain Electro-Magnetics ("VTEM") geophysical survey covering the entire property at a 100m line spacing.

         - Reconnaissance geological mapping and prospecting within specific target areas in the vicinity of the existing Cu-Zn deposits. The work is being used to ground truth anomalies and features outlined from historical exploration work.

         - Preliminary review was conducted on the gross controls of mineralization that appear to favour contacts between contrasting lithologies, that being primarily felsic and mafic assemblages. Late-stage pegmatite bodies are intimately associated with Cu-Zn mineralization at the past-producing Sherritt Gordon West Zone and the Bob Lake and Cold Lake deposits. The pegmatite bodies appear to have intruded the same stratigraphic zones of weakness that focused the mineralization facilitating in the redistribution and/or concentration of the ore.

         - A lithogeochemical sampling program has been undertaken to "fingerprint" primary types of hydrothermal alteration within areas of known mineralization. It is anticipated that this program will be used in conjunction with geophysical information to greatly increase the efficiency of deposit discovery by developing more specific drilling targets.

         - A study of VMS camps in general show that clustering of massive sulfide deposits can be found along specific stratigraphic marker horizons. Relatively untested stratigraphy with respect to their stratigraphic position and geochemical signature exist along strike of base metal deposits covered by the Sherridon property.

         - Key historical drill hole information for the Bob, Jungle, Park and Cold deposits has been recovered and preliminary geological modeling completed. Preliminary model results are being used to assist in establishing exploration targets adjacent to each of the known mineralized deposits.

         - During September and October, preliminary data processing of the airborne geophysical data was carried out with early results revealing numerous new EM conductors.

         - In October, the Company agreed to conduct joint research in the Geological Survey of Canada's Flin Flon Project, part of the Government of Canada's national Targeted Geoscience Initiative III (TGI-3) Program. The Flin Flon Project is a five year integrated geoscience study aimed at helping in the discovery of new base metal deposits in established mining communities of the Flin Flon-La Ronge-Lynn Lake district of northern Manitoba and Saskatchewan. The Company places great importance on engaging its technical staff collaboratively with technical experts from the provincial and federal government, from academia and also HBMS.

         - In November, the Company commenced a 30,000 m drill program designed to test numerous, previously untested VMS target areas identified by the recently completed helicopter-borne deep penetration and high resolution VTEM survey and also to expand historical base metal resources. The initial drill locations were within an area that covers the postulated extension of the historic Sherritt Gordon East Zone ore body (the Eastern Areas). Subsequent drilling has focused on the Bob deposit.

         -    Work   continues   to   develop  specific  drilling  targets  from
              approximately 120 new EM targets that have been identified by the geophysics program.

During  January  2007,  the  results  of  Condor   Consulting   Inc.'s  (Condor)
interpretation of the July 2006 geophysical survey covering the 200 square kilometer Sherridon VMS District in northern Manitoba.

Geotech carried out a helicopter-borne magnetic and VTEM survey covering over 2,700 line kilometers at a 100 m-line spacing. The VTEM heli-time domain EM system entered commercial service in late 2002 and has been proven to match or exceed the performance of existing airborne and ground EM technologies in identifying zones of high conductivity associated with sulphide ore bodies. Condor has developed Conductivity Depth Imaging and time constant analysis modeling techniques to aid in the discrimination between conductivity associated with mineralization versus background (non-economic overburden or host rock) responses that based on traditional interpretation methods may appear similar.

The Sherridon Property is prospective for volcanogenic massive sulphide (VMS) copper-zinc mineralization and hosts the past producing Sherridon Mine, which produced 7.7 million tonnes grading 2.46% copper and 0.8% zinc as well as several other known VMS deposits. VMS ore bodies occur in clusters and are the target of Halo's exploration program.

Condor reported "Based on similar VMS settings, there are a larger than normal number of Priority 1 and Priority 2 targets due to several factors. The main reason is that there are simply a significant number of quality targets that are present in the environment which show a strong geophysical similarity to areas of known mineralization. Another reason is that unlike most VMS settings where long conductors (>1 km) can normally be downgraded as probable formational conductors, this is not possible at Sherridon, with the primary example being the Sherridon Mine ore body which is almost 4 km long."

DRILLING

The Company commenced exploration drilling on November 19, 2006 and to January 31, 2007, a total of 9 holes and 2,752 meters have been completed of a planned 30,000 m drill program initiated to test 66-line kilometers of EM conductors identified in the recent VTEM airborne survey and also to expand historical base metal resources. Drilling is currently being performed by Rodren Drilling, Winnipeg, Manitoba.

Assay results have been received and compiled for samples taken from the first eight drill holes (DH-01 to DH-08). The first three holes were drilled between 200 and 600 m east of the East Zone sulphides lens which was estimated to contain 785,621 tonnes at 2.14% copper, 5.78% zinc, 0.65g/t gold and 26.6g/t silver and was mined in the 1940s.

This three (3) hole program is the first systematic attempt to explore the East Zone fold structure for continuations of the sulphide ore based on modern reinterpretations of the complex geological structures. A recent grab sample taken by the Company from surface near an open stope on the East Zone returned results of 14.5% copper, 2.9% zinc and 7.4 g/t gold.

Drill holes DH06-01 and DH06-03 intersected alteration zones commonly associated with the mine horizon and mineralization at depths up to 159 m below surface. The highest grade intersection was from hole DH-6-03 at 43.0 to 45.2 m which assayed 0.53% copper, 0.77% zinc and anomalous gold and silver. The success of these drill holes indicates that the East Zone mine horizon can be traced at least 600 m from the eastern part of the historical mine working and that the airborne geophysics identifies important geological features beneath the previously unexplored granites and at depths that have not previously been tested.

Drill hole DH-04 to DH-08 were located at the Bob Lake deposit and are the first five part of a twelve hole program planned to confirm and expand the historical resource. The Bob Deposit has been modeled as multiple sulphide horizons with a northwest strike over a length of 780 m. The lenses of pyrrhotite, pyrite, chalcopyrite and sphalerite have been described as having an average width of 4 m, a southeast-plunge and a vertical extension to 180m.

The initial drilling at the Bob Lake deposit has intersected up to 4 m of 1.26% copper and 1.47% zinc within a massive sulphide zone approximately 25 m thick grading 0.76% copper and 0.49% zinc. All mineralized intervals for holes DH-04 to DH-08, are shown in the table on page 47.

Borehole Pulse EM geophysical surveys will be conducted on all the recent drill holes to test for continuity and extension of the newly identified sulphides zones at depth and along strike and will be used to define follow-up drilling. Drilling continues at Bob Lake and other targets defined by recent airborne geophysical surveys. Halo expects to continue drilling throughout 2007 at Sherridon.

DRILL HOLE DESCRIPTIONS

DH06-1
The first hole on the East Zone, DH06-1 was drilled vertically to test a strong VTEM conductor, approximately 500 metres east of Sherritt Gordon Mine's East Zone ore body. The hole cut a strongly graphitic zone between 73 to 79 metres and the projected East Zone mineralized horizon from 159 to161 metres. The mineralized zone reported 0.61% copper and low silver and zinc values over 0.9 m between 159.4 to 160.5 m. The hole continued to a depth of 298 metres and was stopped in mafic volcanic rocks.

DH06-2
The second hole on the East Zone, DH06-2 at -50(0) to the southwest, tested a strong steeply dipping VTEM conductor, located approximately 200 m south DH06-01. The hole intersected a sulphide enriched zone with trace amounts of chalcopyrite and sphalerite between 86.2 to 99.2 m and the strongly graphitic zone of DH06-1 at 157 to179 metres. The hole was stopped at 191 metres in intermediate, calcareous volcanic rocks.

DH06-3
The third hole on the East Zone, DH06-3 at -90 (0), tested an area 100 metres east of the East Ore body. It cut an altered, mineralized zone, equivalent to the East Zone mine horizon from 43 to 45 metres, with strongly anomalous values of 0.53% copper, 0.77% zinc and elevated silver and gold over 2 m. The projected horizon continues northeast and dips southeast. The hole was continued through a succession of intermediate and felsic volcanic rocks to a depth of 505 metres, testing for the folded repetition of the East zone horizon but not reaching it.

Assays for all mineralized zones in diamond drill holes DH-01 toDH-03 are reported in the following table:

--------------------------------------------------------------------------------
HOLE NO        FROM       TO     INTERVAL      CU        ZN        AG       AU
                (M)       (M)       (M)        (%)       (%)      (G/T)    (G/T)
--------------------------------------------------------------------------------
DH06-01       159.35     160.45     0.90      0.61      0.07       4.57      -
Including     159.85     160.45     0.60      0.75      0.10       5.30      -
--------------------------------------------------------------------------------
DH06-02                              no significant results
--------------------------------------------------------------------------------
DH06-03        43.00      45.20     2.20      0.49      0.67       3.76      -
Including      43.00      44.80     1.80      0.53      0.77       3.76      -
--------------------------------------------------------------------------------

DH-04, 05 AND 06
These holes were drilled from the same location, at the northwest end of the Bob Lake deposit, and intersected broad sulphides-rich zones that included intervals returning 1.26% copper and 1.47% zinc over 4.0 m (DH-05). Semi-massive to massive sulphides zones were encountered in this hole returning 0.76% copper and 0.49% zinc over 24.9 m. DH-04 encountered five significant mineralized zones totaling 47 m including an intercept of 2.4 m grading 1.51% copper, 1.05% zinc,
1.05 g/t gold and 29.8 g/t silver and another of 7.3 m grading 0.95% copper and 0.90% zinc. These mineralized intervals appear representative of the grade and widths historically reported for the Bob Lake deposit.

Drilling in the 1940s at Bob Lake did not extend beyond a vertical  depth of 180
m. Drill hole DH-06 intersected a massive sulphide zone grading 0.03% copper and 1.95% zinc over 2.5 m at a depth of 260 m. This new zinc-rich mineralized zone represents an exciting new target and the potential to expand the resource.

DH-07
This hole was drilled 200 m southeast of the Bob Lake deposit to test the on-strike extension of the deposit. Five mineralized zones were intersected of
1.4 to 3.2 m widths, with grades up to 2.79% zinc or 1.06% copper, at shallow vertical depths of less than 125 m. Additional drilling is required to test the structural relationship between the multiple sulphide zones encountered in the drilling to date and their continuity along the entire 850 m strike length.

DH-08
This hole, drilled 175 m southeast of DH-07, successfully defined zinc-rich semi-massive sulphides with grades up to 1.11% zinc over 4 m approximately 200 m from surface. DH-07 and 08 are the first drill holes to test the new airborne geophysical target zone that extends for approximately 500 m southeast of the Bob Lake deposit. The Company is greatly encouraged by the indication of such a significant extension of mineralization and future drilling will concentrate on the continuation of two untested geophysical target zones that extend a further 750 m to the southeast.

Sulphides in the region are noteworthy for their gold enrichment. Two sulphide-rich zones in DH-04 reported gold grades of 1.37 g/t gold over 9.7 m and 1.87 g/t gold over 7.5 m with one sample assaying 21.54 g/t gold over 0.5 m. An additional sample from DH-08 assayed 19.55 g/t gold over 0.5 m while DH-07 included a broader zone of 3.2 m with an average grade of 1.38 g/t gold.

Assays for all mineralized zones in diamond drill holes 04 to 08 are reported in the following table:

--------------------------------------------------------------------------------
HOLE     DIP/AZIMUTH     FROM      TO     WIDTH      CU     ZN      AG      AU
          (degrees)       (m)      (m)     (m)       (%)    (%)    (g/t)   (g/t)
--------------------------------------------------------------------------------
DH04       54 / 226      174.7    182.0    7.3      0.94    0.90    8.0    0.26
                         206.8    218.4   11.6      0.33    0.32    5.9    0.15
                         224.4    229.0    4.6      0.01    0.50    3.6    0.11
                         234.7    244.4    9.7      0.56    0.82   17.8    1.37
                         250.4    257.9    7.5      0.16    0.98    9.0    1.87
--------------------------------------------------------------------------------
DH05       54 / 222      181.6    206.6   24.9      0.76    0.49    7.2    0.19
          including      181.6    185.6    4.0      1.26    1.47   10.1    0.53
--------------------------------------------------------------------------------
DH06       72 / 222      151.9    156.7    4.8      0.64    0.85    5.8    0.20
                         300.7    303.1    2.4      0.04    2.13   16.3    0.73
--------------------------------------------------------------------------------
DH07       45 / 221      160.6    177.1   16.5      0.26    0.73    9.0    0.57
          including      160.5    163.2    2.6      0.11    2.79    9.5    0.22
                         165.3    168.2    2.9      0.06    0.55   19.1    0.94
                         169.6    171.0    1.4      1.06    0.61   12.0    0.26
                         173.2    176.4    3.2      0.53    0.35    7.8    1.38
--------------------------------------------------------------------------------
DH08       45 / 152      268.8    273.1    4.3      0.08    1.12   13.0    0.36
                         277.6    278.8    1.2      0.21    1.48    4.8    0.11
--------------------------------------------------------------------------------

Most intersections are expected to be near true widths but further drilling is required to resolve the structural complexity of the deposit

SAMPLING AND ANALYSIS

A total of 964 meters were drilled by Rodren Drilling on the first 3 holes using NQ core. All drill core sections with visible sulphide mineralization were sampled continuously. Individual samples were collected in 0.25 to 1.90 m widths, with individual sample intervals chosen to correspond to similar quantities of sulphide minerals or some other lithologic inhomogeneity. The Company is not aware of any drilling, sampling or recovery factors that could have materially impacted the accuracy and reliability of the results. Standard procedures for handling core in the field were used by the diamond drill contractors and the field geologist. Drill core recovery was typically quite high, with virtually 100% recovery. The sample quality of the samples for assay was excellent; where sulphide mineralization was observed in drill core, it was apparently evenly distributed through both halves of the split core.

Drill core was placed in wooden core trays, logged, marked and sampled on the property. Drill core is stored on the property. Diamond drill core to be analysed was split so that half of the core was retained as a permanent sample record and the other half was sent for assay. The core was sawn in half using a diamond core saw in the drill camp. Rock and drill core samples were transported from the field camp by the field crew to Sherridon, where they were shipped by bus to TSL Laboratories, Saskatoon, Saskatchewan which is an ISO17025-accredited facility, for preparation and analysis. The entire core was crushed and a 300 g split was pulverized. Base metals were determined by inductively coupled plasma spectrometry (ICP) after an aqua regia digestion and gold by standard fire assay with an ICP instrumental finish on a 30 g charge. Analysis for samples that reported greater than 5000 ppm copper or zinc were repeated using a four acid digestion and atomic absorption spectrometry (AAS) determination. A quality control program consisting of blank, duplicate and analytical control standards has been implemented to monitor laboratory performance and no significant discrepancies are reported. The sampling methods, sample preparation procedures, security procedures, and analytical techniques employed are all standard techniques within Canada's mineral exploration industry and are considered adequate and acceptable.

MINERAL RESOURCE ESTIMATE

There are no Industry Guide 7 or NI 43-101 compliant mineral resources on the Sherridon Property.

EXPLORATION PROGRAM

It is the Company's vision to see a copper and zinc concentrate production capability established at its Sherridon VMS Property within the next four years and an ongoing exploration program capable of sustaining this production for a minimum of ten years. The Company believes that the application of advanced technology and the best available exploration tools will enhance its ability to identify new base metal deposits and extend the known historical resources on the Sherridon property.

Over the next two years the Company will apply a multi-disciplined approach to systematically and aggressively follow up on the 66 line kilometers of EM conductor targets identified by Condor. It will also complete a thorough exploration program within and adjacent to all the existing historic resource areas with a view to increase the quality and quantity of the resources sufficiently to support a bankable feasibility study. Over the next 12 months, it is the Company's objective to bring all historic resources into NI 43-101 compatible resource categories. A preliminary economic evaluation will also be conducted to define the requirements for production feasibility. Geophysical techniques will continue to be used to assist in prioritizing and generating specific primary exploration targets for drill testing. Geochemical sampling and lithogeochemical and other sampling programs will be conducted over all primary target areas as a means to better refine and prioritize potential drill targets. Drill testing of all targets will continue.

The Company will continue to follow the principal recommendations of the Sherridon Report. The initial Phase 1 exploration program; to use modern, deep-penetrating airborne electromagnetic and magnetic geophysical surveys to locate deeper, high-quality exploration targets, is essentially complete. The proposed Phase 2 work program has been revised and is as follows:

1. Carry out a drill program totaling 20,000 m over 1 year within and adjacent to all known deposits to:
     a.  Develop a revised geological model of each deposit
     b.  To allow NI 43-101 compatible resource estimates to be completed
     c. To test new target areas adjacent to the current known mineralized envelopes and identify future drilling requirements

2. Carry out modern ground geophysical techniques to screen new target areas prior to drill testing:
     a. Line cutting and advanced super-sensitive ground geophysical follow-up surveys to better rank the known airborne anomalies and possibly identify barren conductors
     b. Gravity surveys in selected areas of the property to test suitable conductivity anomalies for coincident gravity anomalies

3.   Carry out field  exploration and other  geological  programs over all known
     deposits  and  newly   identified   target  areas  to  refine  the  current
     exploration  model and identify  high  priority  target  areas

     a. Continue program of lithostratigraphic mapping in selected areas to confirm presence and determine continuation of strata favourable for VMS exploration.
     b. Carry out geochemical surveys in selected areas as an extension of lithostratigraphic mapping to determine locations of favourable stratigraphic horizons. Choices of lithogeochemical or soil geochemical surveys, and potentially lake sediment geochemical surveys or overburden drilling, would depend on the availability of sampling media in the specific areas needing to be sampled.

     c. Use advanced modeling techniques to create a 3D data base of all structural information to trace continuation of deformed strata favourable for VMS exploration.
     d. Integration of results of the new geophysical surveys with other geological information to develop and prioritize drill targets with favourable stratigraphic and structural attributes.

4. Drill testing of new exploration targets, subject to definition above.
     a. A drill program totaling approximately 30,000 meters, would likely be carried out over at least two exploration seasons
     b. Down-the-hole Pulse EM on each drill hole to better define areas of mineralization

The budget for the fiscal 2007 exploration program is summarized as follows:

                                                                       AMOUNT
                                                                          $

         Diamond Drilling (full direct cost)                          4,875,000
         Field Geological Support and Programs                          378,200
         Site Support and Services                                      220,800
         Geophysical Programs                                           513,100
         Litho and Geochemical Assays                                   114,300
         Engineering, Geological and Environmental Studies              331,500
         Management and Technical Support                               533,000
                                                                     ----------
                                                                      6,965,900
         Contingencies                                                  696,600
                                                                     ----------
         Grand Total                                                  7,662,500
                                                                     ==========

WEST RED LAKE PROPERTY

Much of the following information on the West Red Lake Property is derived from an internal report provided by Goldcorp Canada Ltd. This report summarizes the geology, deposits and significant mineralization of the Middle, Pipestone and Biron Bay properties, located in the Red Lake Greenstone Belt (Balmer and Ball Assemblages). The Red Lake greenstone belt is host to the richest gold deposit in the world. The high-grade zone at the Red Lake Mine contains 4.6 million ounces at a grade of 2.35 oz/ton gold. The Red Lake Camp has produced over 20 million ounces and is currently being explored by a number of senior gold companies that include AngloGold, Teck Cominco, Barrick and Goldcorp.

PROPERTY DESCRIPTION

The West Red Lake Property is located about 32 km west of the prolific Campbell and Red Lake Mines in the Red Lake Camp. The property is in the Ball Township of the Red Lake Area, Ontario (NTS 52M/1, 52L/16) and covers widespread gold mineralization from surface showings and small gold deposits. Previous exploration by a number of companies including Hemlo Gold Mines Ltd., Goldcorp, Cochenour-Willans Gold Mines Ltd, Dumont Nickel and May-Spiers Gold Mines Ltd. have carried out intermittent exploration in this area since 1935 and surface trenching has returned significant surface gold values including up to1.87 opt over 1.8 meters and 0.38 opt over 7.3 meters respectively. The property has now been consolidated into a larger package of contiguous claims.

Goldcorp Inc. has a 100% interest in 70 mining claims on the Middle Bay and Pipestone Bay properties and 50% interest in 10 patented claims on the Biron Bay property with Biron Bay Resources. The three properties contain mineralized occurrences and zones within a western portion of the Red Lake greenstone belt.

LOCATION AND ACCESS (SEE FIG. 1- LOCATION MAP)

The properties are located some 25-30 kilometres west of the town of Red Lake, Ontario, in Ball Township. Access is afforded primarily by boat, from Red Lake, West, into Trout Bay, thence to Middle and Pipestone bays. The properties can also be accessed in part on land, via Highway 618, south of Red Lake, to Madsen, then west along Suffel Lake (`Flat Lake') Road, where a boat launch is located a few km Southeast of the Middle Bay property. Pipestone Bay can then be accessed by passing through the Middle-Pipestone Bay narrows. Middle and Biron Bay can be accessed by vehicle under seasonal conditions along the Pine Ridge Road, which comes within 2 km of the west boundary of Biron Bay. Using winter trails off this road, from the Mt. Jamie Mine, west Todd Township, the East portion of Pipestone Bay may be accessed.

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

Omitted graphic is: Halo  Resources West Red Lake Project - Location Map showing location with respect to Lake Superior and the cities of Thunder Bay, Winnipeg, Balmertown and Kenora


                             FIGURE 1 - LOCATION MAP

PROPERTY AGREEMENTS (SEE FIGURE 2 - PROPERTY HOLDINGS)

On June 20, 2006, the Company completed a formal option agreement with Goldcorp Inc. ("Goldcorp") on its Middle Bay, Pipestone Bay and Biron Bay properties (collectively the "West Red Lake Property") located in Ball Township, Red Lake, Ontario.

Under the terms of the option agreement the Company can earn a 60% interest in 67 mining claims, a 45% interest in two mining claims, and a 30% interest in ten mining claims by spending $3 million on exploration by December 31, 2008. Upon spending the $3 million, the Company is entitled to elect to exercise the option of its interests. Upon notification of the Company's election, Goldcorp has 90 days to back-in and reacquire a 25% interest in the 67 mining claims, a 18.75% interest in two mining claims and a 12.5% interest in the ten mining claims by paying $6 million to the Company. If Goldcorp does not exercise its back-in right, the Company will then be required to issue one million common shares of its share capital to Goldcorp.

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

Omitted Graphic is: West Red Lake Property  showing  Patentd/Leases  nad Mineral
                    Claims

                          Figure 2 - Property Holdings

REGIONAL GEOLOGY

The region is dominated by the Red Lake Greenstone Belt, and forms part of the Uchi subprovince. The Belt consists of two main assemblages; the earlier sequence, (Balmer assemblage, dated at around 2.99-2.96 Ga.), is composed of tholeiitic to komatiitic volcanic rocks and associated subvolcanic intrusions, lesser intercalated clastic and chemical sedimentary lithologies, felsic volcanic rocks and intrusions (Pirie, 1982; Stott & Corfu, 1991).

The upper sequence or Confederation assemblage, has been dated at 2750 to 2730 Ma (cf. Balmer assemblage, dated at 2992 to 2925 Ma), and is characterised by a calc-alkalic, mafic to felsic volcanic rock sequence with abundant clastic and chemical sediments (Pirie, 1982; Corfu and Andrews, 1987; Stott and Corfu,
1991). It likely rests unconformably on the Balmer. Granitoid intrusions intruded the aforementioned around 2730-2700 Ma (Pirie, 1982; Corfu and Andrews,
1987).

The structure of the Red Lake greenstone belt may be characterised by an approximately east-west trending, steeply dipping sequence with generally moderate penetrative strain, with, often, the preservation of primary volcanic and sedimentary textures (Sanborn-Barrie, Skulski, Parker, and Dube, 2000). Several phases of deformation have been noted by several authors: most recently, Sanborn-Barrie et al., (2000), have (also) postulated a minimum of two major episodes of deformation. The greenstone belt has been ascribed by the preceding authors, as consisting of four major Mesoarchaean metavolcanic assemblages:
Balmer, Ball, Trout Bay and Bruce Channel.

The three properties are underlain predominantly by Balmer Assemblage komatiitic to tholeiitic volcanic sequences and Ball Assemblage (calc-alkaline), intermediate to felsic volcanic rocks. Sedimentary sequences are prominent also, and characterised by both clastic and significant chemical units.

Pipestone Bay and adjacent land is underlain by a large ultramafic, probably peridotitic intrusion, which periodically, has been the focus of limited Ni and PGE exploration.

Significant showings and deposits in the region include the Goldcorp Inc. High Grade Lake VMS deposit, on the Trout Bay property, and the No. 2 Nickel Showing, (Trout Bay Property), which was recently explored for PGE, with Pd results exceeding 7000 ppb from grab and chip samples.

Gold showings include the Bridget Lake Au occurrence, a quartz vein-hosted brittle fracture system within clastic and chemical metasediments. Intermittent work by a number of concerns, including Cochenour-Willans in the 1960's, indicated the presence of a wide carbonate-silica altered volcanosedimentary sequence by Bridget Lake. Cochenour Willans prospected more areas, including quartz veining hosted by carbonatised mafic volcanics North of Bridget Lake.

PROPERTY GEOLOGY (SEE FIGURE 3 - WEST RED LAKE GEOLOGY)

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

Omitted graphic is: Map showing Middle, Pipestocn BironBay Properties in showing formation of Ball assemblage rocks

                        Figure 3 - West Red Lake Geology

Dating of the sequence has been conducted by several authors in recent years. Stott and Corfu (1991), correlated the supracrustal sequence to be of Balmer-age (2900-3000 Ma), with overlying dacite tuffs dated by Riley and reported by Parker (2000b), at 2735 +/- Ma. (correlating with Ball Assemblage rocks).

BIRON BAY

The Biron Bay area is underlain by Northwest-Southeast trending sequence of intermediate to mafic volcanic rocks and intercalated cherty sediments or chert-magnetite iron formations. The lithologies are believed to form part of the regional Ball Assemblage. Minor, late serpentinitic ultramafic intrusions underlie the far southeast of the property, whilst granodiorite to feldspar porphyritic intrusions crop out in the North.

Both iron formation and late kinematic, felsic-intermediate intrusions are known to carry limited, anomalous gold values, usually associated with brittle quartz vein systems. Several occurrences have been discovered on the property, notably the Consolidated Rowan Prospects in the North (see below).

MIDDLE BAY

The Middle Bay area is underlain by Ball and possibly Balmer Assemblage mafic to ultramafic volcanics, (mafic flows to gabbroic phases), with the ultramafics characterised by peridotitic flows and sills within the supracrustal sequence. The Ball Assemblage calc-alkalic intermediate to felsic volcanic units are generally intercalated, and characterised by thick sections of quartz or feldspar phyric crystal to lapilli tuffs. True flows are as yet unknown.

Minor metasediments crop out over the property, with a much wider section transecting the property and characterised by a predominantly cherty to chert-magnetite sequence which hosts the Bridget Lake prospect.

The majority of mineralised occurrences are spatially related to mafic volcanic-ultramafic volcanic contacts with others within altered intermediate to felsic volcanics. Nearly all are within fracture systems hosting quartz vein sets within a brittle to semi-brittle deformational setting. Associated alteration is sericite-quartz-(carbonate) within so-called intermediate to mafic volcanic sequences, & strong to intense carbonate (dolomite-ankerite)-serpentine +/-quartz in mafic-ultramafic settings.

At least two major alteration `corridors' are known on Middle Bay, both trending approximately East-West. One trends through Middle bay itself, & `hosts' the May-Spiers deposit, is strongly carbonatised & variably serpentinitic, and another trends through Bridget Lake, and hosts the namesake prospect & Pancake Bay showings, farther West. The second is variably serpentinitic, sericitic and carbonatised, depending on host lithology. They form primary targets for further exploration.

The sequence, viewed as a whole trends northwest in the west area, turning East-West around Middle Bay, with a more East-North-easterly trend in the far East, this due in part to the effects of the large serpentinised ultramafic, (peridotitic) intrusion underlying Pipestone Bay. Exposures of this crop out on the shores of the Bay and on the scattered islands.

PIPESTONE BAY

The Pipestone Bay area is probably underlain by a large strongly to intensely serpentinised peridotitic intrusion, based upon shoreline lithologies and very limited, lake drilling. The strong magnetic signature outlines the intrusion and a gravity response is also associated with the body.

Limited lithogeochemical sampling and drilling has yet to indicate significant alteration other than that mentioned, nor apparent chemical differentiation within the body, though lack of outcrop prevents a definitive evaluation of the PGE potential for the intrusion. Weak, `anomalous' (few hundred ppm) Ni values can be obtained from shoreline sampling.

MINERALIZATION

In large part, the regional gold mineralization and setting is characterised by brittle quartz veining hosting pyrite and lesser to negligible, varying percentages of chalcopyrite, pyrrhotite, sphalerite, scheelite, galena hosted by a number of lithologies, specifically, feldspar porphyries, (effusive or intrusive in nature), chert-magnetite formation, and mafic to intermediate, tholeiitic to calc-alkaline volcanics.

Alteration  is less  variable,  predominantly  moderate  to intense  dolomite to ankerite, accompanied by variable silicification. Several concerns have prospected and explored broad, metre to 100 metre plus wide, generally East-West trending carbonate alteration zones.

Major gold occurrences and other showings or occurrences on and around Middle Bay, are described, below:

The May-Spiers shaft, Middle Bay property, with gold hosted by a feldspar porphyry in intermediate to mafic volcanics, the Miles Red Lake shaft, where selected grabs have run up to 3.4 oz/ton with an average of 0.7 oz/ton. The host is sulphide rich quartz veins in intermediate to felsic tuffaceous volcanic rocks. Drill intersections to depths of 30 metres or less, include 0.33oz/ton over 4 ft, 0.63 oz/ton over 3 ft., 0.24 oz/ton over 3.3 ft, 0.58 oz/ton over 2.8 ft, & 0.94 oz/ton over 2.2 ft.

The majority of work on the Miles Red Lake shaft some 2 km West of the Middle Bay property, was conducted in the mid-1940's, though work dates back to 1924. Sulphide rich quartz veins are hosted by or adjacent to a feldspar porphyry dyke intruding a serpentinised ultramafic lithology. Gold values over a 9 m width & a strike length of 150 m were targeted & mined by way of a 91 m shaft, with 2 underground levels developed. The Mine operated from 1946 to 1947.

Pancake Bay Area. Work dating back to the mid-1940's uncovered a series of sulphide rich metasediments and quartz veining immediately North of Pancake Bay. Drilling following trenching returned up to 3.26 oz/ton over 3 ft. The veining, of which additional sets were discovered in 2001 reconnaissance work by Goldcorp Inc., trend approximately North-South, and are in a similar setting to those found on the Bridget Lake property, some 1.5 km along strike to the East, on the Tribute Minerals property, the subject of winter 2002 drilling.

North Bridget Lake. Several quartz-gold occurrences have been explored by way of trenching and shallow drilling 200-300 metres North of Bridget Lake over an approximately East-West strike length exceeding 1.5 km. Moderate to intense carbonate-quartz alteration in mafic-intermediate volcanic rocks hosts varying percentages of pyrite, chalcopyrite, pyrrhotite and sphalerite. Gold and silver values have been reported. Sulphide mineralization is also reported and has been noted within amphibolitic rocks within and adjacent to this sequence, by Bridget Lake, and on close to the shore of Middle Bay, itself.

Galena Is., located just West of the narrows leading to Trout Bay to the West, and Middle Bay, via Phillips Channel, to the North, is the site for several multi-element showings within clastic and chemical metasediments associated with mafic-ultramafic metavolcanics to the North, and felsic-intermediate volcanics to the South, respectively. The sequence is likely the east extension of that around Bridget Lake. The majority of mineralization is hosted by quartz veining, in particular one massive quartz-carbonate vein, with associated strong to intense dolomitisation.

Documented results from trenching were rarely made. Messrs. Kornell, Stupack and Johnson and the Lake Bed Lead Syndicate have, at various times, conducted work in 1928, 1960 and 1948, respectively. Trenching and diamond drilling were performed.

Phillips Showing, located on the West side of Pipestone Narrows, at the entrance to Pipestone Bay. It is a poorly documented, tending 060(degree), 60 m wide gold-bearing zone within (mafic)-ultramafic carbonatised volcanic rocks that was discovered in the 1930's. Phillips' work returned gold up to 1.87 opt/1.8 m and
0.38 opt/7.3 m. from a trenching programme. An unknown amount of shallow drilling was also performed on a showing to the Southeast.

The A. Jerome Prospect, located at the southern tip of a small peninsula in Middle Bay, West of Phillips Channel was the subject of trenching and limited drilling. The latter, comprising 4 holes totalling 139 m, and conducted by Cochenour Explorations Ltd., returned up to 0.27 oz/ton Au over 0.46 m, and 0.24 oz/ton Au over 0.61m.

The Piper Northeast (or `Stupack') Occurrence, on the North shore of Bridget Lake, is a variably quartz carbonate veined, mafic volcanic hosted occurrence cropping out intermittently over 18 by 9 metres, but with associated alteration and sparse quartz veins cropping out over 200 metres. The generally East-West striking occurrence has returned up to 2.28 oz Au/ton over 0.3 metres. Most of the prospecting, mapping, trenching Self-potential geophysical surveys plus limited drilling, was performed by Cochenour Willans GML.

Showings on Biron Bay property are poorly documented, though anomalous gold has been reported from the northwestern and south-eastern areas of the property. Gold showings are known along strike to the southeast and northwest of the property, including the A. Jerome showing, which is reported to be characterised by a 1.5 m wide quartz vein hosted by sulphide rich iron formation. No values are know, though gold was panned.

The Rowan Consolidated Showing on Biron Bay property has a history of exploration dating back to the 1930's. Rowan Red Lake Gold Mines Ltd., performed mapping, stripping, trenching and pitting on quartz stringers within a small granodiorite plug located in the North of the property, and also on quartz mineralised fracture zones in an iron formation, some 250 metres to the Southeast, on claim KRL 11082. In both areas, quartz-sulphide mineralization was exposed over widths of several inches to 1 foot. Exposures, respectively were of 40 metres and 100 by 4.5 metres. Grades, from channel sampling ran up to 0.3 and
0.47 oz Au/ton over 0.3 metres.

The OGS took grab samples from a quartz vein on the W. Stupack property west adjacent to Biron Bay, returning up to 0.46 oz/ton. Mineralization and the vein is hosted within metasediments. The limited exposure on the Pipestone Bay property precludes any significant shoreline exploration. Water depths in excess of 50 metres have also limited the efforts of companies to conduct any serious drill programme to test the (Ni-PGE) potential of the postulated ultramafic intrusive body. Significant, often extreme serpentinisation of shoreline and island exposures and spatially associated outcrops of serpentinised, or feldspathised metagabbroic lithologies bear witness to the potential of a large ultramafic body. Limited sampling was performed in 2001 by Goldcorp Inc., though no anomalous Ni and PGE results were obtained.

STRUCTURAL SETTING

Known gold mineralization appears to be associated with brittle to semi-brittle, largely East-West trending, 100-200 metre wide, transpressive deformation `corridors', characterised by variable, but often intense carbonate alteration. The associated quartz vein system appears to be a late brittle phenomenon with highest gold values hosted by oblique arrays sub-perpendicular to the plane of flattening.

Mafic-ultramafic volcanic contacts are host to en-echelon brittle quartz sets which are less pronounced within the highly carbonate-serpentine altered ultramafic volcanics. Historically, the latter lithology has yielded only very low gold. The apparent disparity is likely related to simple ductility contrast.

This is readily observed in the Bridget Lake property, (Tribute Minerals), where Riedel, quartz-filled fractures trend NW, oblique to the East-West trend of the host lithology, cherty metasediments or iron formations. The host carries low anomalous to negligible gold values.

Future targets will focus on assessing local strain gradients at or near mafic-ultramafic contacts. The intensity of carbonate alteration is not indicative of higher Au potential, rather, pervasive silicification. Known gold-bearing quartz vein systems appear localised, sporadic. Sericite alteration associated with and commonly bounding the carbonate-serpentine altered zones are likely the target. An analogy would be for example, the Glimmer Gold Deposit, Northeast Ontario.

Aside from determining the internal geometry of the alteration corridors in the Middle Bay area, the presence of spatially and possibly genetically associated brittle fracture or semi-brittle deformation systems outside of these corridors should be examined. Relatively weak East-northeast trending lineaments appear to be associated with the majority of known gold occurrences. They could be representative of Riedel 1 fractures associated with a regional wrench strike-slip system. This phenomena can be investigated quite readily with a few days field examination. The boundaries of the strike-slip system would be the North shore of Pipestone Bay and in the South, West Narrows leading to Trout Bay, with a west termination marked by a transgressive northwest trending `jog'.

MINERAL RESERVES/RESOURCE

There are no Industry Guide 7 or NI 43-101 compliant mineral resources or mineral reserves on the West Red Lake Property

EXPLORATION HISTORY

Exploration on the properties dates back some seventy years with the discovery of a number of showings and several small gold deposits. These include the following:

         -    The May-Spiers Mine
         -    Phillips showing
         -    Bridget North showings

A list of the significant work on the three properties is provided, below. As the majority of claims are leased or patented, a complete list of work performed is not provided. Several companies who have optioned the ground did not report any work conducted.

1929 - 1930  Trenching at Pipestone  Narrows,  by B. Phillips  returned Au up to
1.87 opt/1.8 m & 0.38 opt/7.3 m.

1930 - 1935 West Red Lake Gold Mines Ltd. conducted gold exploration on property around the Phillips Channel, culminating in the sinking of a 200 ft. vertical shaft and over 600 ft. of drifting. The target, a quartz vein at a carbonatised porphyry-mafic volcanic contact, returned up to 0.16 oz/ton Au over 112 ft., (along the vein). Material at 200 ft. averaged 0.40 oz/ton over 42 inches along 22 ft. The ore shoot had dimensions of approximately 110 ft by 42 inches.

1934 - 35 May-Spiers Gold Mines Ltd. developed the gold prospect in Middle Bay, culminating in the sinking to 114 m of a shaft, with 602 m of lateral work on three levels, 2 drifts at the 225 and 350 ft levels, and 754 m of underground drilling. The main zone was traced for 108 m along the east-west strike to a depth of 107 m. After mining began however, the grade was lower than expected (0.09 oz/ton compared to 0.32 oz/ton found in surface drilling) and mining was stopped the same year. The property has sat idle for some time, though Dumont Nickel did option it in 1980, and conducted a property review plus VLF and magnetometer surveys.

1935 - 1937 Rowan Red Lake Gold Mines Ltd. conducted extensive exploration on claims on and South of Biron Bay, (west portion of Pipestone Bay), part of which is now covered by the Goldcorp Inc. Biron Bay property. Several prospects were stripped, trenched and sampled including two on the property, plus at least three occurrences immediately South of Biron Bay. The mineralization is quartz vein-hosted within cherty iron formations or late kinematic granodiorite. Records are sparse, but assays from grabs and chip sampling ran up to.0.47 oz Au/ton over narrow, inch wide quartz stringers in carbonate-quartz altered zones from several to 5 metres in width.

1944 I. Kornell trenched and drilled on Galena Island.

1949 Lake Bed Lead Syndicate also trenched and drilled on the island.

1963, 1965-66 Cochenour Willans Gold Mines Ltd. conducted widespread exploration on several properties including portions of the Middle Bay Property. Self-potential, magnetometer, geology, trenching and drilling was undertaken, with values returned from locales between Bridget lake and the South shore of Middle Bay including:

         Grabs of 3.55 opt Au and 1.8% Cu, and 0.16 opt Au and 0.7% Cu. From 2 holes, 7.24 opt Au/0.58 m, 2.94 opt Au/0.3 m, and 2.28 opt Au/0.3 m.
         From 4 holes, assays including 0.24 opt Au/0.61 m, 0.27 opt Au/0.46 m.

1966 On Biron Bay, an EM survey was run for Cochenour Mines Ltd. Subsequently, 3 holes were drilled on the property. To the North of the present Goldcorp Inc. property, but on then contiguous claims, in 1985, Biron Bay Resources ran a VLF-EM survey. As part of a Ni programme, the same company drilled 5 holes on Pipestone Bay, intersecting serpentinised peridotite. Highest assays were 0.2% Ni, 0.01% Co, 0.001% Cu.

1970 - 1971 Cochenour Willans Gold Mines Ltd. conducted exploration over several claims covering portions of and others adjacent to, the Middle Bay property. Gridding and prospecting were conducted, including close to the Pipestone Narrows, west shore.

1975 Cochenour-Willans Gold Mines Ltd., conducted prospecting, channel sampling, trenching, geophysical surveying and drilling on the now Bridget Lake property.

1980 Dome Exploration (Canada) Ltd. drilled NE of Galena Island, and West of Trout Bay, as part of a more comprehensive exploration on and around the now Middle Bay Property.

1981 Biron Bay Resources Ltd. conducted geophysical surveys (magnetometer and MaxMin II) on the namesake property, the southern portion of which comprises the present Goldcorp Inc., Biron Bay property. Little work was recorded on Biron Bay, this, despite active exploration dating back to the mid-1940's.

Trenching in the South of the property, and farther North, close to the shore of Biron Bay itself, located gold. In 1950, in the centre-North of the property, 20 short holes were drilled for 1119 ft. In 1958, an additional 11 holes were drilled for a total of 1998 ft.

1981 Golden Chance partnership conducted geophysical surveys over portions of their Biron Bay property, parts of which are covered by the present Goldcorp Biron Bay claims.

1981 Camflo Mines Ltd. undertook a semi-regional geological appraisal which covered all three properties, with evaluations of the known deposits, occurrences and showings, including the Miles Red Lake Shaft area, Scott-Stupack and Kelly-Foley showings, the Trout Bay property to the South, and the Bridget Lake Property, the latter enclosed by the Goldcorp Middle Bay Property.

1981 Gold Fields Resources Ltd. conducted VLF EM and magnetometer surveys on the ice, on portions of the Pipestone and Middle Bay properties. Anomalies were interpreted as (shoreline) iron formations.

1986 - 1987 A portion of the east end of the Middle Bay property forms part of the then Shane Resources Ltd. ground, which was the subject of a satellite interpretation and lineament study. Prior to this, the property was in the hands of the Gold Syndicate (1930's), and subsequently, West Red Lake Gold Mines Ltd., in 1934, which undertook exploration work including the sinking of a shallow shaft on a quartz vein at a carbonatised porphyry-mafic volcanic contact, located at the North shore of the Phillips Channel.

Shane Resources conducted VLF and magnetometer surveying in addition to humus sampling, these on a grid covering the east and central portions of the Middle Bay and the far South of the Pipestone Bay properties.

1990 Aur Resources performed mapping and sampling on the May-Spiers GML property. Data is in-house.

1996 Hemlo Gold Mines Inc. optioned the T. Maciejewski ground, part of the Middle Bay property. The company undertook property-wide mapping and sampling, magnetometer, selected IP. The IP survey indicated several responses recommended for follow-up, whilst grab samples from several showings on and adjacent to the property, returned up gold assays including 10 g/t, 5.35 g/t, 14.25 g/t.

2000 On behalf of Goldcorp Inc., Sial Geosciences Inc. flew combined magnetic, EM, VLF and radiometric helicopter surveys over the Trout, Middle, Pipestone Bay properties.

2001 Goldcorp Inc. conducted preliminary reconnaissance work on the Middle Bay and Pipestone Bay properties.

In addition to work performed by mining companies, various government agencies have conducted work in the region. The first significant recorded work was by Horwood who prepared a map and report for the Ontario Department of Mines (ODM) (see Horwood, 1940).
 R.A. Riley and his assistants produced township scale geological maps of Ball and Mulcahy townships in the late sixties and early seventies for the ODM (see Riley, 1975, 1976). The OGS completed an airborne magnetometer and electromagnetic survey in 1978. The (GSC) produced a detailed study on the geochemistry and structure of the belt during the summers of 1999 and 2000 as part of NATMAP (see Sanborn-Barrie et al., 2001). The OGS completed a mineralization and wall rock alteration report for the belt during the summer of 2000 (see Parker, 2000a, 2000b).

CURRENT EXPLORATION WORK

The Company has subdivided the project into four broad exploration target areas:
Biron Bay, Middle Bay-May Spiers, West Trout-Bridget Lake and Pipestone-Phillips Channel. During October 2006, work commenced on a mapping, sampling and prospecting program focused on the Middle Bay-May Spiers target with the objective of developing an understanding of the geological setting and to confirm the presence of gold mineralization west of Middle Bay.

A total of 97 rock samples were submitted for assay and whole rock analysis to ALS Chemex in Thunder Bay. Sampling of old trenches located between the historic Miles Red Lake showing and the May-Spiers deposit successfully confirmed the presence of significant gold, silver and copper mineralization. Whole rock geochemistry revealed that the underlying geology is favourable for these elements.

A series of old trenches exposing silicified shear zones containing pyrite represents the North Zone. Trench 8-01, apparently undisturbed under brush for several years returned up to 4.93 g/t Au, 75.5 g/t Ag and 3.63% Cu over 0.80 metres. This mineralized occurrence lies 125m south of the North Zone.

The South Zone, located 350m to the south, is exposed within a series of trenches and steep-walled pits over a strike length of 100 meters. The mineralization is hosted within intermediate to-felsic lapilli tuffs and is concentrated in silicified, sulphidized shears up to 2 meters in width containing pyrite and locally sphalerite, chalcopyrite, galena and arsenopyrite. A sample collected near the 9-44 "shaft" returned 81 g/t Au, 100 g/t Ag and 4.61% Cu over a width of 0.70m. In addition, a sample taken from the 10-23 pit located along strike about 82m west of the 9-44 location yielded 3.62 g/t Au, 100 g/t Ag and 8040 ppm As. The program was suspended prematurely due to deteriorating weather conditions that included heavy snow accumulation and below normal temperatures.

EXPLORATION PROGRAM & BUDGET

In early 2007, the Company commenced a 30 line km of grid work covering both the North and South Zones, extending to the east to include the May-Spiers deposit. This will be followed-up with detailed induced polarization (IP) and magnetometer surveying and diamond drilling of the highest priority targets. Work will also be carried out on the West Trout-Bridget Lake, Pipestone-Phillips Channel and Biron Bay areas of the property in preparation for a significant follow up exploration and diamond drilling program later in the year and into 2008.

The work program and budget planned for fiscal 2007 is as follows:

                                                                $

         Data Base Compilation                               45,000
         Grid Work                                          105,000
         Ground Geophysics                                  374,500
         Geological Mapping and Trenching                    52,500
         Soil and Rock Geochemistry                          35,000
         Target Drilling                                    500,000
         Assessment Report and Drafting                      27,800
                                                         ----------
         GRAND TOTAL                                     $1,139,800
                                                         ==========

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

EMPLOYEES

As of the date of this annual report the Company has four full-time employees, one directly employed by the Company and three providing their services as consultants. In addition, the Company is in the process of hiring employees for administration and related exploration of its mineral properties. The Company's management functions are provided by private companies owned by officers and directors of the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions". In addition, the Company employs a number of consultants to perform specific functions, on an as needed basis.

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

PRINCIPAL OFFICES

The Company's principal business office is located at Suite 1280, 625 Howe Street, Vancouver, British Columbia, Canada. The business office comprises 1,017 square feet and is rented from an unrelated third party for an initial term ending February 29, 2008. The Company currently is paying approximately $2,500 per month for base rent, property taxes and occupancy costs. The Company's executive office is located at Suite 2900A, 25 King Street West, Toronto, Ontario, Canada, under a sub-lease arrangement with an unrelated third party. The executive office comprises 650 square feet and is rented for approximately $5,000 per month for a term ending April 14, 2007. The Company's registered office is located at Suite #1305, 1090 West Georgia Street, Vancouver, British Columbia, Canada. The Company also has had an exploration office located at Suite 2, 54 Main Street, Flin Flon, Manitoba. The exploration office comprises 158 square meters and is rented for approximately $1,346 per month for a term ending June 1, 2008.


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------

The following discussion of the results of operations of the Company for the fiscal years ended August 31, 2006, 2005, and 2004 should be read in conjunction with the financial statements of the Company and related notes included therein.

The Company's financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except for the differences referred to in Note 17 of the financial statements of the Company included herein. The noon rate of exchange on February 28, 2007, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN $1.17 (US $0.8547 = CDN $1.00). The effects of inflation and price changes have not had a material impact on the Company's income or net sales revenues during the past three years. To date, the Company has not engaged in any formal hedging program.

OVERVIEW

The Company is a resource exploration company engaged in the acquisition of and exploration for precious metals on mineral interests located in Canada.
Previously, the Company was engaged in the acquisition, exploration for and development of crude oil and natural gas interests in the United States, but effective March 1, 2004, the Company sold its remaining oil and gas interests. As described in Item 4 above, the Company entered into a series of agreements in the 2004, 2005 and 2006 fiscal years in connection with its mineral interests.

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

To the best of the Company's knowledge, there are no governmental economic, fiscal, monetary, or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company's operations or investments by its U.S. shareholders.

RESULTS OF OPERATIONS

YEAR ENDED AUGUST 31, 2006 COMPARED TO YEAR ENDED AUGUST 31, 2005

During the year ended August 31, 2006 ("Fiscal 2006"), the Company reported a net loss of $2,199,935, an increase in loss of $1,831,825, from the $368,110 loss reported during the year ended August 31, 2005 ("Fiscal 2005"). The increase in the net loss in Fiscal 2006 compared to Fiscal 2005, is primarily attributed to a $266,201 increase in general and administrative expenses and a $1,538,655 write-down of the Bachelor Lake Property.

General and administrative costs increased from $1,060,276 in Fiscal 2005 to $1,267,825 in Fiscal 2006, as follows:

                                                            2006        2005
                                                              $           $

Accounting and administration                                99,700      81,450
Advertising and related                                      52,430      17,679
Compensation and benefits                                    95,288      89,864
Consulting and professional fees                            208,056     192,534
Filing fees and transfer agent                               39,827      38,220
Investment conferences                                       78,823     169,776
Investor relations and shareholder communications           124,908     162,259
Legal and audit                                             209,615      88,418
Office and general                                          137,728      71,477
Office rent and operating costs                              19,052      29,760
Printing                                                     13,558      18,036
Telephone                                                    14,274      14,719
Travel and related costs                                    159,907      72,521
Website and internet costs                                   14,659      13,563
                                                         ----------  ----------
                                                          1,267,825   1,060,276
                                                         ==========  ==========

General and administration expenses increased during Fiscal 2006, due to increased activities relating to the Company's property acquisitions, ongoing financing activities and increased legal and audit fees. Significant expenditures incurred during Fiscal 2006, include $159,060 for legal costs incurred primarily for the preparation of the Company's various securities filings, general legal advice on financings and a general increase in activities; $50,555 for independent audit costs; $208,056 for incurred consulting and professional fees provided for financing opportunities; $52,430 for advertising and related costs for advertising made in industry trade magazine publications; $159,907 for travel and related costs, primarily to attend investment conferences and meetings with the investment communities in Canada and Europe; $137,728 for office and miscellaneous. During Fiscal 2006, $93,000 was paid to Marc Cernovitch, the former President of the Company for compensation and benefits, and accounting and administration expenses of $99,700 was billed by Chase Management Ltd. ("Chase"), a private company owned by Nick DeMare, a director and the CFO of the Company for bookkeeping, accounting, administration and corporate filing services provided by Chase personnel.

The increase in general and administrative expenses is partially offset by:

(i)      a decrease of $90,953 for investment conferences; and
(ii)     a  decrease  of  $37,351  for  investor   relations   and   shareholder
         communications.

The Company also recorded a stock-based compensation charge of $550,817 in Fiscal 2006 on the granting of 2,168,000 stock options, compared to $559,031 in Fiscal 2005, when the Company granted 1,078,000 stock options. The calculation is based on the fair value of stock options granted by the Company using the Black-Scholes option pricing model, which uses estimates and assumptions.

In September 2005, the Company completed a private placement financing whereby it issued a total of 5,273,236 common shares for $3,493,249 cash proceeds. Of the total financing, 3,293,070 common shares were issued on a flow-through share basis, for $2,305,149 cash proceeds. The Company also received $1,591,450 in 2006 from the exercise of stock options and warrants to purchase 4,748,500 common shares.

During Fiscal 2006, the Company exercised its option on the Bachelor Lake Property and subsequently acquired additional claims, for a total consideration of $165,782. The Company also paid $15,282 for legal costs associated with property acquisitions and documentation; $142,287 for claims staking, $66,462 for option payments and $107,206 legal costs on the Sherridon VMS Property, $5,165 for lease rental costs, $50,000 for capitalized dividend on the Duport Property and $38,952 legal costs associated with Red Lake Property acquisition. The Company also recorded a total of $2,034,064 for exploration expenditures. As a result of an agreement to sell its 50% interest in the Bachelor Lake Joint Venture, the Company has written down the carrying value of the joint venture interest by $1,538,655, reflecting its intrinsic fair value, as of August 31, 2006, of $4.25 million. On November 17, 2006, the Company entered into a new agreement whereby Metanor has agreed to purchase the Company's 50% interest for total consideration of $4.0 million. A further write-down of approximately
$225,000 will be made in Fiscal 2007. Detailed discussion of the Company's proposed sale of its Bachelor Lake interest and exploration activities conducted is discussed in "Item 4. Information on the Company - Business Overview - Mining Interests - Bachelor Lake Property."

As a result of the application of previously unrecognized losses in Fiscal 2006, the Company recognized a future income tax recovery and a reduction of the future income tax liability of $1,316,633.

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

General and administration expenses increased in fiscal 2005 due to increased activities relating to the Company's property acquisitions and financing activities and increased shareholder communications and investor relations activities. Significant expenditures in fiscal 2005 include $60,571 (2004 - $23,324) for legal costs incurred, primarily for the continuance of the
Company's domicile from the Yukon Territory to British Columbia, extra-provincial registrations and preparation of the Company's information circular and regulatory filings and $27,847 (2004 - $11,000) for audit related costs; $38,220 (2004 - $27,077) for transfer agent and regulatory filings for the Company's Annual General Meeting and various financing and property filings; $192,534 (2004 - $27,500) for consulting and professional fees provided on corporate development and services to introduce the Company to the investment community in Canada, United States and Europe; $162,259 (2004 - $5,386) for shareholder communications costs; $169,776 (2004 - $2,248) for attendance and presentations at numerous investment conferences in Canada and the United States; $13,563 (2004 - $3,217) for website design and maintenance costs; $72,521 (2004 - $2,614) for travel and related costs, primarily to attend investment conferences and meetings with the investment community; $71,477 (2004
- $2,845) for office and miscellaneous; and $89,864 (2004 - $3,217) for salaries and benefits paid to the President of the Company. Commencing July 2004, the Company rented office space to accommodate its personnel. In fiscal 2005, the Company paid $29,760 (2004 - $3,367) for the office rent and occupancy costs. Accounting and administration expenses of $81,450 (2004 - $63,638) were billed by Chase Management Ltd. ("Chase"), a private company owned by Nick DeMare, Chairman and CFO of the Company. Chase is currently paid a base amount of $3,000 per month for bookkeeping, accounting, administration and corporate filing services provided by Chase personnel, exclusive of Mr. DeMare, and $2,000 per month related to Mr. DeMare's services as the CFO of the Company.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company's practice is to proceed with staged exploration, where each stage is dependent on the successful results of the preceding stage. To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. As at August 31, 2006, the Company had working capital of $151,522. In October 2006, the Company raised $1,537,350 on the sale of common shares on a flow-through basis. The Company also received a further $2.0 million, on a non-refundable basis from Metanor from the proposed sale of the Company's 50% interest in the Bachelor Lake project. The Company has budgeted approximately $9.0 million for exploration activities, approximately $1.3 million for corporate overhead and approximately $300,000 for dividend payments on its Series 1 Preferred Shares for the calendar 2007 fiscal year. The Company will require additional financings to maintain its core operations, planned exploration and current levels of corporate overhead. In addition, results from its exploration programs and/or additional mineral property acquisitions may result in additional financial requirements. There is no assurance that funding will be available on terms acceptable to the Company or at all. If such funds cannot be secured, the Company may be forced to curtail additional exploration efforts to a level for which funding can be secured.

As at August 31, 2006, the Company has $8 million in Series 1 Preferred shares outstanding. The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

There are no material commitments for capital expenditures during fiscal 2006.

The Company holds the majority of its cash and cash equivalents in Canadian funds.

TREND INFORMATION

The Company is not aware of any trends which might affect its financial results or business.

RESEARCH AND DEVELOPMENT

During fiscal 2006, 2005 and 2004, the Company  incurred  $591,086,  $17,690,832 and $75,906 respectively, for mineral property acquisition costs. During fiscal 2006 and 2005 the Company incurred $2,034,064 and $4,992,595 respectively, for exploration expenditures on its mineral properties. No exploration expenditures were incurred in fiscal 2004.

No petroleum interest acquisitions or exploration and development occurred in fiscal 2006 and 2005. During fiscal 2004 the Company incurred $23,935 on the acquisition, exploration and development of its petroleum interests.

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


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
--------------------------------------------------------------------------------

DIRECTORS AND SENIOR MANAGEMENT

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report, are as follows:



----------------------------------------------------------------------------------------------------
NAME                 POSITION WITH THE COMPANY                 TERM OF OFFICE (FOR EACH OFFICE HELD)
---------------      -------------------------------------     -------------------------------------

LYNDA BLOOM          Director                                  November 2006 to present
                     President and Chief Executive Officer     March 2007 to present

MARC CERNOVITCH      Director                                  February 2005 to present
                     Chairman                                  February 2007 to present
                     President and Chief Executive Officer     February 2005 to March 2007

NICK DEMARE(1)       Director                                  January 1996 to Present
                     Chief Financial Officer                   July 2003 to present
                     Chairman                                  February 2005 to March 2007

TOM HEALY            Director, Senior Vice President and       February 2005 to present
                     Chief Operating Officer

ANDREW CARTER(1)     Director                                  February 2004 to present

EWAN DOWNIE          Director                                  May 2004 to present

WILLIAM LEE(1)       Director                                  February 2004 to present

HARVEY LIM           Corporate Secretary                       December 1998 to present


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

LYNDA BLOOM (AGE 50), DIRECTOR, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Ms. Bloom is a professional geologist and earned a Masters of Science degree from Queen's University. Ms. Bloom is recognized as a world-expert on assay methods and has traveled extensively worldwide to review sampling and analytical procedures. Over the past 20 years Ms. Bloom has also acted as a consultant to some of the largest exploration and mining companies in the world including Barrick, Falconbridge, AngloAmerican and Cameco. Ms. Bloom is a director of the Prospectors and Developers Association of Canada and recently completed her term as Chair of the Canadian Institute of Mining and Metallurgy-Toronto Branch, as well as serving on several government advisory boards. Ms. Bloom is also a director of Canadian Shield Resources Inc. and Augen Capital Corp. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest".

MARC CERNOVITCH (AGE 33), DIRECTOR AND CHAIRMAN

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

NICK DEMARE (AGE 52), DIRECTOR AND CHIEF FINANCIAL OFFICER

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

TOM HEALY (AGE 62), DIRECTOR, SENIOR VICE PRESIDENT AND CHIEF OPERATING OFFICER

Mr. Healy is a professional mining engineer, a graduate of the University of Melbourne and holds a postgraduate degree from the Royal School of Mines. He has 30 years' of open pit and underground mine design, operations, and management experience for base and precious metals, coal, oil sands, diamonds and industrial minerals projects. Mr. Healy is also President of Kamcot International Ltd., an independent company providing management and engineering services to the international mining community.

ANDREW CARTER (AGE 59), DIRECTOR

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

EWAN DOWNIE (AGE 40), DIRECTOR

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

WILLIAM LEE (AGE 53), DIRECTOR

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

HARVEY LIM (AGE 48), CORPORATE SECRETARY

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

COMPENSATION

During fiscal 2006, the directors and officers of the Company, as a group, had received or charged the Company a total of $309,100 (fiscal 2005 - $209,850) for compensation and services rendered by the directors and officers or companies owned by the individuals. As of August 31, 2006, accounts payable and accrued liabilities include $4,637 (2005 - $24,369) due to these related parties.

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

During the fiscal year ended August 31, 2006, the Company had two Named Executive Officers, Mr. Marc Cernovitch, the Company's current Chairman and former President and CEO, and Mr. Nick DeMare, the Company's current CFO and former Chairman. The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officers during the financial years ended August 31, 2006, 2005 and 2004:



                                  ---------------------------     ----------------------------------
                                       ANNUAL COMPENSATION              LONG TERM COMPENSATION
                                  ---------------------------     ----------------------------------
                                                                           AWARDS            PAYOUTS
                                                                  ------------------------   -------
                                                                  SECURITIES    RESTRICTED              ---------
                                                        OTHER        UNDER      SHARES OR                ALL
------------------      -----                          ANNUAL       OPTIONS/    RESTRICTED              OTHER
NAME AND PRINCIPAL                                     COMPEN-        SARS        SHARE        LTIP     COMPEN-
    POSITION            YEAR(1)   SALARY     BONUS     SATION       GRANTED       UNITS      PAYOUTS    SATION
                                    ($)       ($)        ($)         (#)(2)        ($)         ($)        ($)
------------------      -----     ---------------------------     ------------------------   -------    ---------

Marc Cernovitch(3)        2006    93,000      Nil         Nil        330,000        N/A        N/A        Nil
former President and      2005    51,500      Nil         Nil        275,000        N/A        N/A        Nil
CEO(4),, Chairman and     2004      N/A       N/A         N/A          N/A          N/A        N/A        N/A
Director
-------------------------------------------------------------------------------------------------------------------
Nick DeMare               2006      Nil       Nil      30,000(5)     133,000        N/A        N/A       69,700(5)
former Chairman (4),      2005      Nil       Nil      28,000(5)      73,000        N/A        N/A       62,450(5)
CFO and Director          2004      Nil       Nil       8,000(5)     150,000(6)     N/A        N/A       55,638(5)
-------------------------------------------------------------------------------------------------------------------

NOTES:
(1)      Financial years ended August 31, 2006, 2005 and 2004.
(2) Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.
(3) Mr. Cernovitch was appointed on February 9, 2005 as the President and CEO of the Company.
(4) On March 1, 2007 Marc Cernovitch resigned as President and CEO of the Company and Nick DeMare resigned as Chairman of the Company. Mr. Cernovitch was then appointed as Chairman of the Company and Lynda Bloom was appointed as President and CEO of the Company.
(5) Paid to Chase Management Ltd. ("Chase"), a private company owned by Mr. DeMare, for accounting, administration, management and professional services rendered by Mr. DeMare and Chase personnel. See "Management Contracts".
(6)      Includes 50,000 options granted to Chase.

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

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table sets forth stock options granted to the Named Executive Officers during fiscal 2006:


-----------------------------------------------------------------------------------------------------------------------
                                             % OF TOTAL                           MARKET VALUE OF
                          SECURITIES        OPTIONS/SARS                            SECURITIES
                            UNDER            GRANTED TO                             UNDERLYING
                         OPTIONS/SARS       EMPLOYEES IN       EXERCISE OR        OPTIONS/SARS ON        EXPIRATION
NAME                       GRANTED         FINANCIAL YEAR       BASE PRICE       THE DATE OF GRANT          DATE
                             (#)                (%)            ($/SECURITY)        ($/SECURITY)
-----------------------------------------------------------------------------------------------------------------------

Marc Cernovitch             80,000              3.69%              0.75                0.74              Sept. 29, 2008
                           250,000             11.53%              0.45                0.50              Feb. 02, 2009
                           -------             -----
                           330,000             15.22%
                           =======             =====
-----------------------------------------------------------------------------------------------------------------------
Nick DeMare                 60,000              2.77%              0.75                0.74              Sept. 29, 2008
                            73,000              3.36%              0.45                0.50              Feb. 02, 2009
                           -------             -----
                           133,000             6.13%
                           =======             =====
-----------------------------------------------------------------------------------------------------------------------

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

The following table sets out details of all the incentive stock options, both exercised and unexercised, for the Named Executive Officers during fiscal 2006:



----------------------------------------------------------------------------------------------------------------------
                                                                        UNEXERCISED            VALUE OF UNEXERCISED
                             SECURITIES                               OPTIONS/SARS AT         IN THE MONEY OPTIONS AT
                            ACQUIRED ON       AGGREGATE VALUE       FINANCIAL YEAR -END       FINANCIAL YEAR -END (1)
NAME                          EXERCISE           REALIZED       EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
                                (#)                 ($)                     (#)                         ($)
----------------------------------------------------------------------------------------------------------------------

Marc Cernovitch                 Nil                 N/A                480,000/N/A                     Nil/N/A
----------------------------------------------------------------------------------------------------------------------
Nick DeMare                     Nil                 N/A              283,000(2)/N/A                    Nil/N/A
----------------------------------------------------------------------------------------------------------------------

NOTES:
(1) The closing price of the Company's common shares on August 31, 2006 was $0.40.
(2)      Includes 50,000 options granted to Chase.

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

DIRECTOR COMPENSATION

CASH COMPENSATION

During fiscal 2006, the Company paid $116,400 for professional fees to a director who is not a Named Executive Officer of the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

NON-CASH COMPENSATION

The following table sets forth stock options granted by the Company during fiscal 2006 to the directors who are not the Named Executive Officers of the
Company:


--------------------------------------------------------------------------------------------------------------------
                                                 % OF TOTAL                      MARKET VALUE OF
                                SECURITIES      OPTIONS/SARS                       SECURITIES
                                  UNDER          GRANTED TO                        UNDERLYING
                               OPTIONS/SARS     EMPLOYEES IN     EXERCISE OR     OPTIONS/SARS ON
           NAME                  GRANTED       FINANCIAL YEAR     BASE PRICE    THE DATE OF GRANT     EXPIRATION
                                   (#)               (%)         ($/SECURITY)     ($/SECURITY)           DATE
--------------------------------------------------------------------------------------------------------------------

Directors as a group             180,000           25.05%            0.75             0.74            Sept. 29, 2008
who are not Named                295,000           13.61%            0.45             0.50            Feb. 02, 2009
Executive Officers               -------           -----
                                 475,000           21.91%
                                 =======           =====
--------------------------------------------------------------------------------------------------------------------

The following table sets forth details of all exercises of stock options during fiscal 2006 by the directors who are not the Named Executive Officers of the Company, and the financial year end value of unexercised options:


--------------------------------------------------------------------------------------------------------------------
                                                                     UNEXERCISED          VALUE OF UNEXERCISED IN
                                                                   OPTIONS/SARS AT          THE MONEY OPTIONS AT
                               SECURITIES                        FINANCIAL YEAR -END      FINANCIAL YEAR -END (1)
                               ACQUIRED ON      AGGREGATE           EXERCISABLE /              EXERCISABLE /
           NAME                 EXERCISE      VALUE REALIZED        UNEXERCISABLE              UNEXERCISABLE
                                   (#)             ($)                   (#)                        ($)
--------------------------------------------------------------------------------------------------------------------

Directors as a group               Nil             N/A              935,000 / N/A                Nil / N/A
who are not Named
Executive Officers
--------------------------------------------------------------------------------------------------------------------

NOTE:
(1) The closing price of the Company's common shares on August 31, 2006 was $0.40.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company's financial year ended August 31, 2006, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:


--------------------------------------------------------------------------------------------------------------------
                                                                                    NUMBER OF SECURITIES REMAINING
                             NUMBER OF SECURITIES TO                                 AVAILABLE FOR FUTURE ISSUANCE
                             BE ISSUED UPON EXERCISE    WEIGHTED-AVERAGE EXERCISE      UNDER EQUITY COMPENSATION
                             OF OUTSTANDING OPTIONS,       PRICE OF OUTSTANDING       PLANS (EXCLUDING SECURITIES
                               WARRANTS AND RIGHTS        OPTIONS, WARRANTS AND        REFLECTED IN COLUMN (A))
                                     RIGHTS
--------------------------------------------------------------------------------------------------------------------

Plan Category                          (a)                         (b)                            (c)
--------------------------------------------------------------------------------------------------------------------
Equity compensation plans          2,903,000(1)                   $0.56                      See Note (1)
approved by
securityholders
--------------------------------------------------------------------------------------------------------------------
Equity compensation plans
not approved by                        N/A                         N/A                            N/A
securityholders
--------------------------------------------------------------------------------------------------------------------

Total                               2,903,000                     $0.56                      See Note (1)
--------------------------------------------------------------------------------------------------------------------

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

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS OF THE COMPANY

No executive officers, directors, employees or former executive officers and directors of the Company are indebted to the Company. None of the directors, executive officers or proposed nominees of the Company, nor any associate or affiliate of these individuals, is or has been indebted to the Company since September 1, 2005.

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

EMPLOYMENT / MANAGEMENT AGREEMENTS

Effective March 1, 2006, Lynda Bloom entered into an employment agreement whereby the Company has retained Ms. Bloom as the President and CEO of the Company. Under the terms of the employment agreement, Ms. Bloom is paid an annual salary of $175,000, payable monthly, plus an annual bonus to be determined by the Board of Directors of the Company. In the event Ms. Bloom is terminated without cause, then the Company will pay Ms. Bloom, three months severance compensation plus one month's severance compensation per completed year of service, to a maximum of 12 months monthly severance compensation in total. Ms. Bloom will also be entitled to accrued but unused vacation.

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

Other than as noted above, there are no service contracts with the Company providing for benefits upon termination of employment of any director of the Company.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") was adopted by the Canadian Securities Administrators. NI 58-101 requires issuers to disclose their governance practices in accordance with that instrument. The Company is a "venture issuer" within the meaning of NI 58-101. A discussion of the Company's governance practices within the context of NI 58-101 is set out below:

BOARD OF DIRECTORS

The Company has three independent directors, namely: Messrs. William Lee, Andrew Carter and Ewan Downie. The Company has four directors who are not independent because they are executive officers of the Company, namely: Ms. Lynda Bloom, President and CEO, Mr. Marc Cernovitch, Chairman, Mr. Nick DeMare, CFO and Mr. Tom Healy, Senior Vice-President and Chief Operating Officer.

BOARD PRACTICES

ORIENTATION AND CONTINUING EDUCATION

The CEO and/or the CFO are responsible for providing an orientation for new directors. Director orientation and on-going training will include presentations by senior management to familiarize directors with the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors.

ETHICAL BUSINESS CONDUCT

The Company does not have a written code of ethical business conduct for its directors, officers and employees. Each director, officer and employee is expected to comply with relevant corporate and securities laws and, where applicable, the terms of their employment agreements.

NOMINATION OF DIRECTORS

When a board vacancy occurs or is contemplated, any director may make recommendations to the board as to qualified individuals for nomination to the board.

In identifying new candidates, the directors will take into account the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company at that time.

COMPENSATION

From time to time, the independent directors of the Board will review the compensation payable to the CEO and CFO. The directors receive no compensation in their capacity as directors other than the grant of stock options from time to time, which allocation is made by the Board as a whole.

OTHER BOARD COMMITTEES

The board has no standing committees other than the Audit Committee.

ASSESSMENTS

The Board of Directors of the Company does not conduct any formal evaluation of the performance and effectiveness of the members of the Board, the Board as a whole or any committee of the Board.

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

     - Review and appraise the performance of the Company's external auditors (the "Auditor").

     - Provide an open avenue of communication among the Company's auditors, management and the Board of Directors.

COMPOSITION

The Committee shall be comprised of at least three members. Each member must be a director of the Company. A majority of the members of the Committee shall not be officers or employees of the Company or of an affiliate of the Company. At least one member of the Committee shall be financially literate. All members of the Committee who are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of this Audit Committee Charter, the term "financially literate" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

The members of the Committee shall be appointed by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership. The Chair shall be financially literate.

The Chair shall be financially literate.

MEETINGS

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the CFO and the external auditors in separate sessions. Unless all members are present and waive notice, or those absent waive notice before or after a meeting, the Chairman will give Committee members 24 hours advance notice of each meeting and the matters to be discussed at it. Notice may be given personally, by telephone, facsimile or e-mail.

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

AUTHORITY

The Committee is authorized to:

(a) seek any information it requires from any employee of the Company in order to perform its duties;

(b) engage, at the Company's expense, independent legal counselor other professional advisors on any matter within the scope of the role and duties of the Committee under this Charter;

(c)      set and pay the compensation for any advisors engaged by the Committee;
         and

(d) communicate directly with the internal and external auditors of the Company.

This Charter supersedes and replaces all prior charters and other terms of reference pertaining to the Committee."

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

RELEVANT EDUCATION AND EXPERIENCE

Mr. Lee is a Chartered Accountant with significant experience working with resource issuers as a Chief Financial Officer. In addition, from 2004 to January 2006, Mr. Lee provided consulting services to a resource energy group in meeting their compliance obligations under the Sarbanes-Oxley Act. Mr. DeMare is a Chartered Accountant with significant experience working with resource issuers as a Chief Financial Officer and Mr. Carter is a business executive with extensive experience in the industry. As such each has acquired knowledge and understanding of the financial issues and accounting principles that are relevant in assessing this Company's financial disclosures and internal control systems.

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

REMUNERATION COMMITTEE

The Company does not have a separate Remuneration Committee.

TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

Other than as described in "Item 6. Directors, Senior Management and Employees - Employment/Management Agreements" and the Summary Compensation Table and above, the Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officer in the Company's most recently completed financial year or current financial year in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

Other than as described above, the Company and its subsidiaries do not have any contracts with the directors of the Company (or any entities controlled by the directors of the Company) providing for benefits upon termination of employment.

EMPLOYEES

As of the date of this annual report the Company has four full-time employees, one directly employed by the Company and three providing their services as consultants. In addition, the Company is in the process of hiring employees for administration and related exploration of its mineral properties.

Corporate accounting, management and administration are provided, in part, by Chase, a company owned by Mr. Nick DeMare. Chase provides its services to a number of public and private companies and currently employs six full-time employees, including Mr. Lim (excluding Mr. DeMare). Mr. DeMare currently provides his services as CFO of the Company. The Company also retains consultants to handle specific projects on a case-by-case basis. In the event the Company needs to employ personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company and its subsidiaries operate. There can be no assurance, however, that such personnel will be available in the future. Exploration activities are conducted by consultants, laborers and technicians hired for the duration of the exploration program.

SHARE OWNERSHIP

The following table sets forth certain information regarding ownership of the Company's common shares by the Company's officers and directors as of January 31, 2007:

----------------------------------------------------------------------------------------------------------
                                                             SHARES AND RIGHTS BENEFICIALLY     PERCENT
TITLE OF CLASS        NAME AND ADDRESS OF OWNER                 OWNED OR CONTROLLED (1)       OF CLASS (1)
----------------------------------------------------------------------------------------------------------

Common Stock          Marc Cernovitch                                   567,800(2)                1.61%
                      Toronto, Ontario, Canada
----------------------------------------------------------------------------------------------------------
Common Stock          Nick DeMare                                       784,028(3)                2.23%
                      Burnaby, British Columbia, Canada
----------------------------------------------------------------------------------------------------------
Common Stock          Andrew Carter                                     187,000(4)                0.52%
                      North Vancouver,
                      British Columbia, Canada
----------------------------------------------------------------------------------------------------------
Common Stock          Ewan Downie                                     1,147,500(5)                3.27%
                      Thunder Bay, Ontario, Canada
----------------------------------------------------------------------------------------------------------
Common Stock          William Lee                                       165,300(6)                0.47%
                      Delta, British Columbia, Canada
----------------------------------------------------------------------------------------------------------
Common Stock          Harvey Lim                                        170,143(7)                0.49%
                      Burnaby, British Columbia, Canada
----------------------------------------------------------------------------------------------------------
Common Stock          Tom Healy                                         425,000(8)                1.21%
                      Calgary, Alberta, Canada
----------------------------------------------------------------------------------------------------------
Common Stock          Lynda Bloom                                       250,000(9)                0.71%
                      Toronto, Ontario, Canada
----------------------------------------------------------------------------------------------------------

NOTES:
(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from January 31, 2007, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 34,777,049 shares of common stock outstanding as of January 31, 2007.
(2) Includes 92,800 common shares held and options to acquire 475,000 common shares.
(3) Includes 319,691 common shares held directly by Mr. DeMare, 97,404 common shares held by DNG Capital Corp. ("DNG"), a private corporation wholly-owned by Mr. DeMare, and 8,866 common shares held by 888 Capital Corp., a private corporation 50% owned by Mr. DeMare. Also includes options to acquire 275,000 common shares held by Mr. DeMare directly, options to acquire 50,000 common shares held by Chase and warrants to acquire 33,067 common shares held directly by Mr. DeMare.
(4) Includes 22,000 common shares held, and options to acquire 160,000 common shares.

(5) Includes 810,000 common shares held, options to acquire 300,000 common shares and warrants to acquire 37,500 common shares. Mr. Downie, a director of the Company, is the President, CEO and a director of Wolfden Resources Inc. ("Wolfden"), a publicly traded company, which holds 2,100,000 shares of the Company. However, the shares held by Wolfden are not attributed to Mr. Downie, as he has no discretionary authority in connection with such shares.
(6) Includes 5,300 common shares held and options to acquire 160,000 common shares. (7) Includes 143 common shares held and options to acquire 170,000 common shares.
(8) Includes 100,000 common shares held by Kamcot International Ltd. ("Kamcot"), a private corporation owned 50% by Mr. Healy and 50% by Ulrica Healy, Mr. Healy's spouse, options to acquire 275,000 common shares and warrants to acquire 50,000 common shares held by Kamcot.
(9)      Option to acquire 250,000 common shares.

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

As of January 31, 2007, an aggregate of 3,460,000 incentive stock options to purchase shares of the Company's common stock remain outstanding to the following persons:

--------------------------------------------------------------------------------
                                                    EXERCISE
                             NATURE         NO. OF   PRICE/
OPTIONEE                    OF OPTION      OPTIONS   SHARE    EXPIRY DATE
                                                       $
--------------------------------------------------------------------------------

Ewan Downie                 Director       200,000    0.60    May 31, 2009
Nick DeMare                 Director       100,000    0.60    May 31, 2009
Harvey Lim                  Officer         50,000    0.60    May 31, 2009
Andrew Carter               Director        50,000    0.60    May 31, 2009
William Lee                 Director        50,000    0.60    May 31, 2009
Scott Walters               Consultant     150,000    0.75    September 29, 2008
Andrew Carter               Director        60,000    0.45    February 2, 2009
David Henstridge            Consultant      50,000    0.45    February 2, 2009
Ewan Downie                 Director        25,000    0.45    February 2, 2009
Harvey Lim                  Officer         60,000    0.45    February 2, 2009
Kevin Leonard               Consultant      60,000    0.45    February 2, 2009
Marc Cernovitch             Director       250,000    0.45    February 2, 2009
Nick DeMare                 Director        73,000    0.45    February 2, 2009
Scott Koyich                Consultant      75,000    0.45    February 2, 2009
Tom Healy                   Director       150,000    0.45    February 2, 2009
Tony Keen                   Consultant      50,000    0.45    February 2, 2009
William Lee                 Director        60,000    0.45    February 2, 2009
Richard Cohen               I/R            200,000    0.45    March 11, 2011
Tim German                  I/R            200,000    0.45    March 11, 2011
Ewan Downie                 Director        75,000    0.45    November 27, 2009
Chase Management Ltd.       Mgmt Co.        50,000    0.45    November 27, 2009
Nick DeMare                 Director       102,000    0.45    November 27, 2009
Harvey Lim                  Officer         60,000    0.45    November 27, 2009
Andrew Carter               Director        50,000    0.45    November 27, 2009
William Lee                 Director        50,000    0.45    November 27, 2009
Tom Healy                   Director       125,000    0.45    November 27, 2009
Marc Cernovitch             Director       225,000    0.45    November 27, 2009
Kevin Leonard               Consultant     110,000    0.45    November 27, 2009
Ken Pride                   Consultant      50,000    0.45    November 27, 2009
Peter Dietrich              Consultant      50,000    0.45    November 27, 2009
Value Relations             Consultant     250,000    0.45    November 27, 2009
Jeff Tindale                Consultant     100,000    0.45    November 27, 2009
Lynda Bloom                 Director       250,000    0.45    November 27, 2009
                                         ---------
TOTAL:                                   3,460,000
                                         =========

As of January 31, 2007, the directors and officers of the Company, as a group (eight persons), held options to purchase 1,785,000 shares of the Company's common stock.

WARRANTS

As of January 31, 2007, there were non-transferable common share purchase warrants exercisable for the purchase of 4,701,503 common shares, which expire at various times until April 12, 2008 and may be exercised at various prices ranging from $0.45 per share to $1.50 per share, as follows:

COMMON SHARES ISSUABLE ON           EXERCISE
   EXERCISE OF WARRANTS            PRICE/SHARE            EXPIRY
                                        $

       2,071,015                      0.70                September 14, 2007
         432,474                      0.70                September 29, 2007
          85,715                      0.75                October 14, 2007

COMMON SHARES ISSUABLE ON           EXERCISE
   EXERCISE OF WARRANTS            PRICE/SHARE            EXPIRY
                                        $

       1,708,166                      0.60                April 12, 2008
         404,133                      0.45                April 12, 2008
       ---------
       4,701,503
       =========

As of January 31, 2007, the directors and officers of the Company, as a group (eight persons), held warrants to purchase 120,567 shares of the Company's common stock.

There are no assurances that the options or warrants described above will be exercised in whole or in part.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
--------------------------------------------------------------------------------

PRINCIPAL HOLDERS OF VOTING SECURITIES

The following table sets forth certain information regarding ownership of the Company's common shares by the Company's major shareholders as of January 31, 2007.

--------------------------------------------------------------------------------
                                                SHARES AND RIGHTS
                                                  BENEFICIALLY
TITLE OF                                            OWNED OR          PERCENT OF
CLASS           NAME AND ADDRESS OF OWNER         CONTROLLED(1)        CLASS (1)
--------------------------------------------------------------------------------

Common Stock    Wolfden Resources Inc.(2)            2,100,000           6.04%
                Thunder Bay, Ontario, Canada
--------------------------------------------------------------------------------

NOTES:
(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from January 31, 2007, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 34,777,049 shares of common stock outstanding as of January 31, 2007.
(2) Wolfden Resources Inc. ("Wolfden") is a publicly traded company. Mr. Ewan Downie, a director of the Company, is the President, CEO and a director of Wolfden; however, the shares held by Wolfden are not attributed to Mr. Downie, as he has no discretionary authority in connection with such shares.

To the best of the Company's knowledge, it is not directly or indirectly owned or controlled by another Company or by any foreign government.

None of the Company's common shareholders have different voting rights than any of the Company's other common shareholders.

ESCROW SHARES

As of the date of this annual report, no shares are held in escrow.

CHANGES IN SHAREHOLDINGS

As of January 31, 2007, Wolfden Resources Inc. beneficially owned 2,100,000 shares (6.04%) of the Company's common stock. The common shares were issued to Wolfden on May 18, 2005, by the Company under the Assignment and Assumption Agreement on the Bachelor Lake Property. See "Item 4. Information on the Company. Principal Properties - Bachelor Lake Property, Quebec".

CHANGE OF CONTROL

As of the date of this annual report, there are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company, except the possible issuance of common shares to The Sheridan Platinum Group Ltd. and Pat Sheridan in connection with the redemption or retraction of the Series 1 Preferred Shares. See "Item 4. Information on the Company - Principal Properties - Duport Property, Ontario" and "Item 10. Additional Information - Description of Authorized Shares - Preferred Shares".

In the event that the Company exercises its right to retract or redeem the Series 1 Preferred Shares in exchange for common shares of the Company, this may result in a change of control of the Company. Based on the Company's outstanding share capital as at January 31, 2007, if the Company retracted or redeemed the Series 1 Preferred Shares in exchange for common shares, The Sheridan Platinum Group Ltd. and Pat Sheridan would own in the aggregate approximately 34.79% of the Company's outstanding common shares, calculated as follows:

         Shares outstanding (1)                                 34,777,049
         Shares issuable upon retraction (2)                    17,021,276
                                                              -------------
         Shares outstanding after retraction                    51,798,325
                                                              =============


         Shares currently held by vendors                        1,000,000
         Shares acquired by vendors upon retraction             17,021,276
                                                              -------------
         Shares held by vendors after retraction                18,021,276
                                                              =============

         % of shares held by vendors after retraction             34.79%

         NOTES:
         (1)  As at January 31, 2007.
         (2) Calculated as $8 million divided by $0.47 per share, being the closing price of the Company's common shares on January 31, 2007.

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

UNITED STATES SHAREHOLDERS

As of January 31, 2007, there were approximately nine registered holders of the Company's common shares in the United States, with combined holdings of 554,412 shares, representing 1.59% of the issued shares of the Company. The Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.

CONTROL BY FOREIGN GOVERNMENT OR OTHER PERSONS

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person jointly or severally.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, for the period from September 1, 2004 through January 31, 2007, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or
(d) or over which such a person is able to exercise significant influence.

1. On February 9, 2005, Mr. Marc Cernovitch was appointed President and CEO of the Company and provided his services as the Company's President and CEO on a full-time basis until March 1, 2007, when he resigned as the Company's President and CEO and assumed the role as the Company's Chairman. In consideration therefore, Mr. Cernovitch is currently paid a monthly salary of $7,750. During the years ended August 31, 2005 and 2006 and the period from September 1, 2006 to January 31, 2007, Mr. Cernovitch was paid $51,500, $93,000 and $38,750, respectively.

2. The Company has retained Chase, a company wholly-owned by Mr. Nick DeMare, the Chairman and Chief Financial Officer of the Company, to provide office premises, administrative, accounting and management services. In consideration therefore, Chase is paid a monthly fee of $3,000. Chase is also reimbursed for out-of-pocket disbursements incurred on behalf of the Company. In addition, Chase also provides additional services to the Company which are billed at rates which Chase charges to unrelated third parties. Management believes the arrangement with Chase is fair to the Company and similar to terms which could be obtained from unrelated third parties. During the years ended August 31, 2004, 2005, 2006 and the period from September 1, 2006 to January 31, 2007, the Company paid Chase $55,638, $62,450, $36,000 and $15,000, respectively.

3. From July 4, 2003 through February 9, 2005, the Company paid Chase a monthly fee for the services of Mr. Nick DeMare in his former capacity as President, Chief Executive Officer and Chief Financial Officer of the Company. Commencing February 9, 2005, the Company paid Chase a monthly fee for the services of Mr. Nick DeMare in his current capacity as Chairman and Chief Financial Officer. On March 1, 2007, Mr. DeMare resigned as Chairman of the Company. See "Item 6. Directors, Senior Management and Employees - Compensation." Management believes the arrangement with Chase for Mr. DeMare's services is fair to the Company. During the years ended August 31, 2004, 2005, 2006 and the period from September 1, 2006 to January 31, 2007, the Company paid Chase $8,000, $28,000, $30,000 and $12,500, respectively.

4. Mr. Tom Healy was elected as a director of the Company, and appointed Senior Vice President and Chief Operating Officer on February 9, 2005. Mr. Healy provides his services on a full-time basis through his wholly-owned corporation, Kamcot. In consideration therefore, Kamcot is paid a monthly fee of $9,700. During the years ended August 31, 2005 and 2006, and the period from September 1, 2006 to January 31, 2007, the Company paid Kamcot $67,900, $116,400 and $48,500 respectively.

5. The Company has completed previous private placements of securities, the subscribers of which include companies wholly-owned by directors and officers of the Company. The securities issued pursuant to such private placements were issued in accordance with the pricing policies of the TSXV. During the yearsended August 31, 2004, 2005 and 2006, and the period from September 1, 2006 to January 31, 2007, the Company conducted the following private placements of common stock:


                                                                   PARTICIPATION
                                                                         BY        PURCHASE    MARKET
                                                                      INSIDERS       PRICE     PRICE(1)
         PLACEE                                                                        $          $


         PERIOD SEPTEMBER 1, 2006 TO JANUARY 31, 2007

         3,416,333 flow-through units
         (one common share and one-half warrant)                                      0.45       0.41
           -  Nick DeMare                                              20,000
                                                                      =======

         YEAR ENDED AUGUST 31, 2006

         3,293,070 flow-through common shares                                         0.70       0.68
           -  Ewan Downie                                              20,000
                                                                      =======

         YEAR ENDED AUGUST 31, 2005

         4,342,951 units (one common share and one-half warrant)                      0.95       1.05
           -  Ewan Downie                                              75,000
           -  Nick DeMare                                              26,135
           -  Judy Eng (spouse of Harvey Lim)                          10,000
           -  William Lee                                               5,300
           -  Andrew Carter                                             5,000
                                                                      -------
                                                                      121,435
                                                                      =======

         151,834 units (one common share and one-half warrant)                        0.95       0.92
           -  Marc Cernovitch                                           5,300
                                                                      =======


         YEAR ENDED AUGUST 31, 2004

         3,400,000 units (one common share and one warrant)                           0.15       0.20
           -  Nick DeMare                                             281,667
                                                                      =======

         2,600,000 units (one common share and one warrant)                           0.30       0.32
           -  DNG Capital Corp.(2)                                     71,000
                                                                      =======

         (1) Quoted closing price on date of announcement of private  placement.
         (2) 100% owned by Nick DeMare.

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

10.      See  also  "Item  6.  Directors,  Senior  Management  and  Employees  -
         Compensation."

INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT

No executive officers, directors, employees or former executive officers and directors of the Company are indebted to the Company. None of the directors, executive officers or proposed nominees of the Company, nor any associate or affiliate of these individuals, is or has been indebted to the Company since September 1, 2004.

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


DIRECTOR              REPORTING ISSUER                   CAPACITY                          COMMENCED SERVICE

Marc Cernovitch       Cumbre Ventures Inc.               Director, President,
                                                         CEO and CFO                       April 2006

Nick DeMare           Aguila American Resources Ltd.     Director                          January 2003
                      Andean American Mining Corp.       Director                          August 2002
                      Astral Mining Corporation.         Director                          February 2004
                      Blue Sky Uranium Corp.             Director                          June 2006
                                                         CFO                               February 2007
                      Centrasia Mining Corp.             Director                          October 2002
                                                         CFO                               September 2005
                      Salazar Resources Ltd.             Director                          June 1988
                      Cumbre Ventures Inc.               Director                          April 2006
                      GGL Diamond Corp.                  Director                          May 1989



DIRECTOR              REPORTING ISSUER                   CAPACITY                          COMMENCED SERVICE

                      Golden Peaks Resources Ltd.        Director                          January 1992
                      Goldmarca Limited                  Director                          September 2000
                      Gold Point Energy Corp.            Director                          August 2003
                                                         CFO                               June 2005
                      Lara Exploration Ltd.              Director                          March 2004
                      Lariat Energy Ltd.                 Director                          August 2002
                      Mawson Resources Limited           Director                          March 2004
                      Mirasol Resources Limited          Director                          February 2005
                      Tinka Resources Limited            Director                          October 2003
                      Tumi Resources Limited             Director                          January 2002

Andrew Carter         Astral Mining Corporation          Director                          February 2004
                      Gold Point Energy Corp.            Director                          October 2003
                      Tinka Resources Ltd.               Director, President & CEO         February 2003

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

William Lee           Golden Peaks Resources Ltd.        Director                          March 2006
                      Jinshan Gold Mines Inc.            CFO                               January 2006
                      Tinka Resources Limited            Director                          October 2002

Tom Healy             N/A                                N/A                               N/A

Lynda Bloom           Augen Capital Corp.                Director                          September 2006
                      Canadian Shield Resources Inc.     Director                          December 1996

Harvey Lim            Astral Mining Corporation          Secretary & CFO                   February 2004
                      Blue Sky Uranium Corp.             Secretary                         June 2006
                      Gold Point Energy Corp.            Director & Secretary              October 2003
                      Rochester Resources Ltd.           Secretary                         June 1997
                      Tumi Resources Limited             Director                          January 2002
                      Golden Peaks Resources Ltd.        Secretary                         March 2006
                                                         CFO                               June 2006


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


ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

DESCRIPTION                                                            PAGE
-----------                                                         -----------
Audited Consolidated Financial Statements for the Years Ended
     August 31, 2006, 2005 and 2004                                 F-1 to F-28


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

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the TSXV, and predecessor exchanges, for the periods indicated:

                           TSXV STOCK TRADING ACTIVITY

                                                            SALES PRICE
                                                       ---------------------
YEAR ENDED                     VOLUME                  HIGH              LOW

August 31, 2006              33,230,953                $0.75           $0.35
August 31, 2005              10,825,208                $1.59           $0.60
August 31, 2004               2,866,231                $0.96           $0.05
August 31, 2003                 735,039                $0.18           $0.06
August 31, 2002                 934,326                $1.89           $0.12


                                                            SALES PRICE
                                                       ---------------------
QUARTER ENDED                  VOLUME                  HIGH              LOW

November 30, 2006             4,180,100                $0.47           $0.30
August 31, 2006               2,651,629                $0.57           $0.35
May 31, 2006                 12,812,414                $0.75           $0.40
February 28, 2006            11,106,426                $0.61           $0.38
November 30, 2005             6,660,484                $0.92           $0.57
August 31, 2005               3,980,129                $0.81           $0.60
May 31, 2005                  3,183,669                $1.59           $0.65
February 28, 2005             2,338,610                $1.37           $0.90

                                                            SALES PRICE
                                                       ----------------------
MONTH ENDED                    VOLUME                  HIGH               LOW

January 31, 2007              1,672,798                $0.58           $0.39
December 31, 2006             1,479,338                $0.44           $0.37
November 30, 2006             2,290,425                $0.47           $0.31
October 31, 2006              1,427,619                $0.38           $0.30
September 30, 2006              462,056                $0.45           $0.35
August 31, 2006                 624,888                $0.47           $0.35

                          TSXV WARRANT TRADING ACTIVITY

Effective November 23, 2005, the Company's Series A and Series B Warrants were listed and posted for trading on the TSXV under the symbols "HLO.WT.A" and "HLO.WT.B", respectively. On December 23, 2006, the Series A and B Warrants expired without having any trades made.

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


                             OTCBB TRADING ACTIVITY

                                                         SALES PRICE (US $)
                                                       ----------------------
YEAR ENDED                     VOLUME                  HIGH               LOW

August 31, 2006               1,486,299                $0.78           $0.30
August 31, 2005               1,989,688                $1.18           $0.35
August 31, 2004                 109,396                $0.75           $0.05
August 31, 2003                 177,000                $0.09           $0.03
August 31, 2002                 309,935                $1.19           $0.06


                                                         SALES PRICE (US $)
                                                       ----------------------
QUARTER ENDED                  VOLUME                  HIGH               LOW

November 31, 2006               422,569                $0.52           $0.25
August 31, 2006                 237,483                $0.41           $0.30
May 31, 2006                    396,487                $0.70           $0.35
February 28, 2006               518,586                $0.53           $0.34
November 30, 2005               333,743                $0.78           $0.35
August 31, 2005                 696,742                $0.70           $0.35
May 31, 2005                    475,932                $1.18           $0.52
February 29, 2005               476,287                $1.08           $0.70


                                                         SALES PRICE (US $)
                                                       ----------------------
MONTH ENDED                    VOLUME                  HIGH               LOW

January 31, 2007                311,614                $0.42           $0.33
December 31, 2006               167,355                $0.38           $0.30
November 30, 2006                52,659                $0.52           $0.25
October 31, 2006                111,498                $0.33           $0.25
September 30, 2006              258,412                $0.41           $0.31
August 31, 2006                  63,248                $0.41           $0.30

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

COMMON SHARES

Of the Company's unlimited common share capital, a total of 34,777,049 common shares were issued and outstanding as of January 31, 2007.

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

PREFERRED SHARES

Of the Company's unlimited preferred share capital, a total of $8,000,000 preferred shares (the "Series 1 Preferred Shares") were issued and outstanding as of January 31, 2007. The Series 1 Preferred Shares are entitled to a liquidation preference over the holders of any other shares together with an amount equal to all accrued and unpaid dividends thereon which for such purpose shall be calculated as if such dividends were accruing up to the date of such distribution.

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

The Company may at any time prior to November 1, 2009, redeem the Series 1 Preferred Shares in whole or in part without the consent of the holders thereof on payment to the holders thereof of the amount of $1.05 per share plus an amount equal to all accrued and unpaid dividends thereon which for such purpose shall be calculated as if such dividends were accruing up to the date of redemption (collectively the "Redemption Amount"). The Company, in its sole discretion may elect to pay the Redemption Amount in cash or common shares of the Company. If the Company elects to pay the Redemption Amount in common shares, the number of common shares issuable will be determined by dividing the Redemption Amount by the weighted average trading price of the common shares of the Company on the TSXV for the 15 trading days immediately prior to the date specified for redemption upon notice thereof. Provided all dividends payable on the Series 1 Preferred Shares have been paid up to date, the Company may at any time prior to November 1, 2009, redeem the Series 1 Preferred Shares without the consent of the holders thereof by transferring to the holders thereof, in proportion to the percentage of issued and outstanding Series 1 Preferred Shares, held by each holder, the Company's title to the Duport Property.

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

MATERIAL CONTRACTS

The following are material contracts entered into by the Company during the two years preceding the date of this annual report:

1.       Letter of Intent by and between Halo Resources Ltd. and Endowment Lakes
         (2002) Limited Partnership, dated February 9, 2005, as amended dated February 9, 2006. See "Item 4. Information on the Company - Principal Properties - Quarter Moon Lake Gold Property".

2. Purchase Agreement by and among Halo Resources Ltd., Sheridan Platinum Group, dated February 18, 2005. See "Item 4. Information on the Company
         - Principal Properties - Duport Property".

3. Assignment and Assumption Agreement by and between the Company and Wolfden, executed April 15, 2005, whereby the Company acquired Wolfden's option to earn a 50% interest in the Bachelor Lake Property by paying $650,000 cash and issuing 2,100,000 common shares, at a fair value of $1,575,000. The Company also reimbursed Wolfden $1,293,123 for a portion of exploration costs incurred by Wolfden from the date of signing the head of agreement See "Item 4. Information on the Company - Principal Properties - Bachelor Lake Property".

4. Joint Venture Agreement by and between the Company and Metanor dated September 28, 2005, whereby the parties have agreed to jointly explore, develop and operate the Bachelor Lake Property as a 50:50 joint venture (the "Bachelor Lake JV"). See "Item 4. Information on the Company - Principal Properties - Bachelor Lake Property".

5. Purchase Agreement by and between the Company and Metanor executed May 2, 2006, as amended August 28, 2006, (the "Metanor Purchase Agreement") whereby Metanor agreed to purchase the Company's 50% interest in the Bachelor Lake JV in consideration of $3.5 million cash, $750,000 in common shares of Metanor and a 1% NSR in favour of the Company.

6. The Metanor Purchase Agreement was superceded by a new Purchase Agreement between Metanor and the Company executed November 17, 2006 (the "Revised Metanor Purchase") under which Metanor has now agreed to purchase the Company's 50% interest in the Bachelor Lake JV for total consideration of $4 million. See "Item 4. Information on the Company - Principal Properties - Bachelor Lake Property".

7. Heads of Agreement by and between the Company and W. Bruce Dunlop Limited NPL, dated February 9, 2006, whereby the Company was granted the option to earn a 100% undivided interest in three unproven mineral claims, covering 536 hectares, for $90,000 cash, issuance of 250,000 common shares of the Company and expending a total of $170,000 in work expenditures over a four year period. See "Item 4. Information on the Company - Principal Properties - Sherridon Property".

8. Option Agreements, between the Company and Hudson Bay Exploration and Development Company Limited ("HBED"), dated March 19, 2006, (the "HBED Options") whereby the Company was granted options to acquire 100% interests in 24 unproven mineral claims and one mining lease covering approximately 3,226 hectares. In order to earn 100% interests in all of the mineral claims and the mining lease the Company will be required to make option payments totalling $650,000 and incur expenditures totalling $4,300,000. Should the Company acquire a 100% interest in any of the claim groups under the HBED Options, HBED has the option to back-in for a 51% interest in the subject claims group by paying 135% of the expenditures incurred by the Company.

         HBED will also hold a 2% NSR. See "Item 4. Information on the Company - Principal Properties - Sherridon Property".

9. Letter of Intent by and between the Company and Goldcorp. Inc. ("Goldcorp") dated April 18, 2006. See "Item 4. Information on the Company - Principal Properties - West Red Lake Property".

10. Option Agreement by and between the Company and Goldcorp dated June 20, 2006, (the "Red Lake Option") whereby the Company was granted the option to earn a 60% interest in 67 mining claims, a 45% interest in two mining claims, and a 30% interest in ten mining claims (collectively the "Red Lake Property") located in Ball Township, Red Lake, Ontario. Under the terms of the Red Lake Option, the Company is required to perform minimum exploration programs totalling $3 million on or before December 31, 2008. Upon spending the $3.0 million, the Company is entitled to elect to exercise the option of its interests. Upon notification of the Company's election, Goldcorp has 90 days to back-in and reacquire a 25% interest in the 67 mining claims, a 18.75% interest in two mining claims and a 12.5% interest in the ten mining claims by paying $6 million to the Company. If Goldcorp does not exercise its back-in right, the Company will then be required to issue one million common shares of its share capital to Goldcorp. See "Item
         4. Information on the Company - Principal Properties - West Red Lake Property".

11. Purchase Agreement by and between the Company and Endowment Lakes dated December 3, 2006 (the "Quarter Moon Purchase Agreement"), whereby the Company purchased a 100% interest in ten mining claims, including the original five mining claims under the Quarter Moon LOI, in north-central Manitoba, for $90,000 cash and the issuance of 160,000 common shares of the Company. Endowment Lakes holds a 1% NSR, of which a 0.5% NSR can be purchased at any time for $500,000. See "Item 4. Information on the Company - Principal Properties - Quarter Moon Lake Gold Property".

12. Employment agreement by and between the Company and Lynda Bloom dated February 28, 2007 whereby, effective March 1, 2006, Ms. Bloom was employed as the President and CEO of the Company. See "Item 6. Directors, Senior Management and Employees - Employment/ Management Agreements".

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


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

--------------------------------------------------------------------------------

The Company has changed its domicile and created Series 1 Preferred Shares. These actions have affected the rights of the Company's common shareholders. See "Item 4. Information on the Company - History and Development of the Company", "Item 10. Additional Information - Articles of Continuance and Articles" and "Item 10. Additional Information - Description of Authorized Shares - Preferred Shares".


ITEM 15.  CONTROLS AND PROCEDURES
--------------------------------------------------------------------------------

An evaluation was commenced under the supervision and with the participation of the Company's management, including Mr. Cernovitch, the Company's current Chairman and former CEO, and Mr. DeMare, the Company's CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act") as of August 31, 2006. As the date of this filing, the Company expects to complete its evaluation in fiscal 2007. Based upon the evaluation to date, Messrs. Cernovitch and DeMare have concluded that certain weaknesses existed in the Company's internal controls over financial reporting that must be corrected in order for the Company's disclosure controls and procedures to be effective and to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms. As is indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by existing senior management monitoring. Further, the Company is exploring corrective measures to augment and improve the design of its disclosure controls and procedures impacting these areas of weakness.

There have not been any changes in the Company's internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.


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


ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.
--------------------------------------------------------------------------------
AUDIT FEES

For the fiscal years ended August 31, 2006 and 2005, the Company's principal accountant billed $23,831 and $13,356, respectively, for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

AUDIT-RELATED FEES

For the fiscal years ended August 31, 2006 and 2005, the Company's principal accountant billed $5,637 and $1,419, respectively, for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees".

TAX FEES

For the fiscal years ended August 31, 2006 and 2005, the Company's principal accountant billed $22,944 and $2,202, respectively, for tax compliance, tax advice, and tax planning services.

ALL OTHER FEES

For the fiscal years ended August 31, 2006 and 2005, the Company's principal accountant billed $nil and $nil respectively, for products and services other than those set forth above.

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

PRINCIPAL ACCOUNTANT SERVICES

To the best of the Company's knowledge, the percentage of hours expended on the Company's principal accountant's engagement to audit the Company's financial statements for the fiscal year ended August 31, 2006, that were attributed to work performed by persons other than the principal accountant's full-time permanent employees was less than fifty percent (50%).

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

See pages F-1 through F-28


ITEM 18.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 19.  EXHIBITS.
--------------------------------------------------------------------------------

      EXHIBIT
      NUMBER      DESCRIPTION
      ------      --------------------------------------------------------------

         1.1 Certificate of Continuation and Notice of Articles for Halo Resources Ltd. (1)

         1.2      Articles for Halo Resources Ltd. (1)

         4.1 Purchase and Sale Agreement by and between TMK Oil & Gas, Inc. and Westport Petroleum Inc., dated March 1, 2004. (1)

         4.2      Stock Option Plan 2004 (2)

         4.3 Letter of Intent by and between Halo Resources Ltd. and Endowment Lakes (2002) Limited Partnership, dated February 9, 2005, and amendment, dated February 9, 2006. (3)

         4.4 Purchase Agreement by and among Halo Resources Ltd., Sheridan Platinum Group, dated February 18, 2005. (3)

         4.5      Assignment  and  Assumption  Agreement  by  and  between  Halo
                  Resources Ltd. and Wolfden Resources Inc., dated April 15, 2005. (3)

         4.6 Bachelor Lake Joint Venture Agreement by and between Halo Resources Ltd. and Metanor Resources Inc. dated Sept 8, 2005.
                  (3)

         4.7 Purchase Agreement by and between Halo Resources Ltd. and Metanor executed May 2, 2006, as amended August 28, 2006.

         4.8 Heads of Agreement by and between Halo Resources Ltd. and W. Bruce Dunlop Limited NPL, dated February 9, 2006.

         4.9 Option Agreements, between Halo Resources Ltd. and Hudson Bay Exploration and Development Company Limited, dated March 19, 2006.

         4.10 Letter of Intent by and between Halo Resources Ltd. and Goldcorp. Inc., dated April 18, 2006.

         4.11 Option Agreement by and between the Company and Goldcorp. Inc., dated June 20, 2006.

         4.12 Purchase Agreement by and between the Company and Endowment Lakes dated December 3, 2006.

         4.13 Employment Agreement by and between the Company and Lynda Bloom dated February 28, 2007.

      EXHIBIT
      NUMBER      DESCRIPTION
      ------      --------------------------------------------------------------

         12.1     Certification of Lynda Bloom Pursuant to Rule 13a-14(a)

         12.2     Certification of Nick DeMare Pursuant to Rule 13a-14(a)

         13.1     Certification  of Lynda Bloom  Pursuant  to 18 U.S.C.  Section
                  1350

         13.2     Certification  of Nick DeMare  Pursuant  to 18 U.S.C.  Section
                  1350

(1) Previously filed as an exhibit to the Company's Annual Report on Form 20-F, filed with the Commission on February 2, 2005. File number 0-30196.
(2) Previously filed as an exhibit to the Company's Annual Report on Form 20-F, filed with the Commission on March 12, 2004. File number 0-30196.
(3) Previously filed as an exhibit to the Company's Annual Report on Form 20-F, filed with the Commission on March 13, 2006. File number 0-30196.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                             HALO RESOURCES LTD.



Dated:    MARCH 14, 2007                     /s/ Lynda Bloom
      ----------------------                 -----------------------------------
                                             Lynda Bloom,
                                             President, Chief Executive Officer,
                                             and Director

--------------------------------------------------------------------------------



                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)

                              FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                         AUGUST 31, 2006, 2005 AND 2004



--------------------------------------------------------------------------------

                                                           D + H Group LLP
                                                           Chartered Accountants




AUDITORS' REPORT




To the Shareholders of
Halo Resources Ltd.


We have audited the consolidated balance sheets of Halo Resources Ltd. as at August 31, 2006 and 2005 and the consolidated statements of loss, deficit and cash flows for the years ended August 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2006 and 2005 and the results of its operations and cash flow for the years ended August 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected assets, liabilities and shareholders' equity as at August 31, 2006 and 2005 and results of operations for the years ended August 31, 2006, 2005 and 2004 to the extent summarized in Note 17 to the consolidated financial statements.

On December 11, 2006 we reported separately to the shareholders of Halo Resources Ltd. on consolidated financial statements as at, and for the years ended, August 31, 2006 and 2005 audited in accordance with Canadian generally accepted auditing standards.



                                                            /s/D&H GROUP LLP
Vancouver, B.C.
December 11, 2006                                         CHARTERED ACCOUNTANTS






D+H Group LLP Chartered Accountants
10th Floor, 1333 West Broadway    Telephone 604 731 5881  www.DHgroup.ca
Vancouver, British Columbia       Facsimile 604 731 9923  Email: info@dhgroup.ca
Canada V6H 4C1
              A BC Limited Liaibility Partnership of Corporations
            Member of BHD Association with affiliated offices across
                           Canada and internationally

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                                 BALANCE SHEETS
                                 AS AT AUGUST 31



                                                       2006            2005
                                                         $               $
                                     ASSETS

CURRENT ASSETS

Cash                                                    271,935         893,525
Amounts receivable and prepaids (Note 3)                136,275         197,507
                                                   ------------    ------------
                                                        408,210       1,091,032
CAPITAL ASSETS (Note 4)                                 298,630          32,761

UNPROVEN MINERAL INTERESTS (Note 5)                  23,845,828      22,759,333

DEFERRED SHARE ISSUE COSTS (Note 7(a))                        -          45,556
                                                   ------------    ------------
                                                     24,552,668      23,928,682
                                                   ============    ============


                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                256,688         584,221

REDEEMABLE PREFERRED SHARES (Note 6)                  8,000,000       8,000,000

ASSET RETIREMENT OBLIGATION (Note 16)                 1,014,500         938,500

FUTURE INCOME TAX LIABILITY (Note 10)                 4,832,000       5,328,000
                                                   ------------    ------------
                                                     14,103,188      14,850,721
                                                   ------------    ------------
LEASE COMMITMENTS (Note 15)


                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 7)                               32,395,855      28,487,576

CONTRIBUTED SURPLUS (Note 9)                          1,360,767         738,642

SHARE SUBSCRIPTIONS RECEIVED (Note 7(a))                      -         958,950

DEFICIT                                             (23,307,142)    (21,107,207)
                                                   ------------    ------------
                                                     10,449,480       9,077,961
                                                   ------------    ------------
                                                     24,552,668      23,928,682
                                                   ============    ============

SUBSEQUENT EVENTS (Note 18)

APPROVED BY THE BOARD

/S/  MARC CERNOVITCH  , Director
---------------------
/S/  NICK DEMARE      , Director
---------------------

              The accompanying notes are an integral part of these
                             financial statements.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                         STATEMENTS OF LOSS AND DEFICIT
                          FOR THE YEARS ENDED AUGUST 31




                                                       2006            2005            2004
                                                         $               $               $
                                                                                      (NOTE 2)

REVENUES

Oil and gas sales                                             -               -          81,347
Interest and other                                       16,729          31,331             695
                                                   ------------    ------------    ------------
                                                         16,729          31,331          82,042
                                                   ------------    ------------    ------------
EXPENSES

Accretion (Note 16)                                      76,000          38,000               -
Production                                                    -               -          21,832
Depreciation, depletion and impairment                   39,373           4,132          10,441
General exploration                                      17,627          27,002               -
General and administrative                            1,267,825       1,060,276         183,539
Stock-based compensation                                550,817         559,031         179,611
Part XII.6 tax expense (Note 10)                         43,000          40,000               -
Write-down of unproven mineral interest (Note 5)      1,538,655               -               -
                                                   ------------    ------------    ------------
                                                      3,533,297       1,728,441         395,423
                                                   ------------    ------------    ------------
LOSS BEFORE THE FOLLOWING                            (3,516,568)     (1,697,110)       (313,381)

INTEREST EXPENSE                                              -               -         (29,817)

LOSS ON SALE OF PETROLEUM AND
    NATURAL GAS INTERESTS                                     -               -         (11,031)

GAIN ON SETTLEMENT OF
    ADVANCES (Notes 11(b) and 11(c))                          -               -          97,207
                                                   ------------    ------------    ------------
LOSS BEFORE INCOME TAXES                             (3,516,568)     (1,697,110)       (257,022)

FUTURE INCOME TAX RECOVERY (Note 10)                  1,316,633       1,329,000               -
                                                   ------------    ------------    ------------
NET LOSS FOR THE YEAR                                (2,199,935)       (368,110)       (257,022)

DEFICIT - BEGINNING OF YEAR                         (21,107,207)    (20,739,097)    (20,482,075)
                                                   ------------    ------------    ------------
DEFICIT - END OF YEAR                               (23,307,142)    (21,107,207)    (20,739,097)
                                                   ============    ============    ============


LOSS PER COMMON SHARE - BASIC AND DILUTED                $(0.08)         $(0.02)         $(0.05)
                                                   ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                        28,447,710      16,049,812       5,654,354
                                                   ============    ============    ============



              The accompanying notes are an integral part of these
                             financial statements.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                             STATEMENTS OF CASH FLOW
                          FOR THE YEARS ENDED AUGUST 31



                                                                       2006            2005            2004
                                                                         $               $               $
                                                                                                      (NOTE 2)

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                                (2,199,935)       (368,110)       (257,022)
Items not involving cash
    Accretion                                                            76,000          38,000               -
    Depreciation, depletion and impairment                               39,373           4,132          10,441
    Stock-based compensation                                            550,817         559,031         179,611
    Write-down of unproven mineral interests                          1,538,655               -               -
    Loss on sale of petroleum and natural gas interests                       -               -          11,031
    Gain on settlement of advances                                            -               -         (97,207)
    Interest expense                                                          -               -          29,817
    Future income tax recovery                                       (1,316,633)     (1,329,000)              -
                                                                   ------------    ------------    ------------
                                                                     (1,311,723)     (1,095,947)       (123,329)
Decrease (increase) in amounts receivable and prepaids                   61,232        (184,897)         (5,497)
Increase (decrease) in accounts payable and accrued liabilities        (495,278)        517,089          43,919
                                                                   ------------    ------------    ------------
                                                                     (1,745,769)       (763,755)        (84,907)
                                                                   ------------    ------------    ------------
FINANCING ACTIVITIES

Common shares issued for cash                                         4,125,749       6,941,897       1,377,000
Common share subscriptions received                                           -         958,950               -
Common share issue costs                                               (257,173)       (692,979)              -
Repayment of advances                                                         -               -        (951,622)
                                                                   ------------    ------------    ------------
                                                                      3,868,576       7,207,868         425,378
                                                                   ------------    ------------    ------------
INVESTING ACTIVITIES

Additions to unproven mineral interests                              (2,469,647)     (5,842,760)        (75,906)
Purchase of capital assets                                             (274,750)        (36,893)              -
Additions to petroleum and natural gas interests                              -               -         (23,935)
Proceeds from sale of petroleum and natural gas interests                     -               -          78,630
                                                                   ------------    ------------    ------------
                                                                     (2,744,397)     (5,879,653)        (21,211)
                                                                   ------------    ------------    ------------
INCREASE (DECREASE) IN CASH                                            (621,590)        564,460         319,260

CASH - BEGINNING OF YEAR                                                893,525         329,065           9,805
                                                                   ------------    ------------    ------------
CASH - END OF YEAR                                                      271,935         893,525         329,065
                                                                   ============    ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION - See Note 14.


              The accompanying notes are an integral part of these
                             financial statements.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004



1.       NATURE OF OPERATIONS

         Halo Resources Ltd. (the "Company") is a resource exploration company which was previously engaged in the acquisition, exploration and development of crude oil and natural gas interests in the United States. Effective March 1, 2004, the Company sold its remaining oil and natural gas interest. The Company subsequently focused on the acquisition, exploration and development of unproven mineral interests in Canada.

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


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant differences between these principles and those that would be applied under United States generally accepted accounting principles ("US GAAP") are disclosed in Note 17.

         The consolidated financial statements for the 2004 fiscal year included the accounts of the Company and its former wholly-owned subsidiaries, Safari Petroleum, LLC ("Safari") and TMK Oil & Gas Inc. ("TMK"). On August 31, 2004, the Company abandoned its investment in Safari, which was inactive throughout the 2004 fiscal year, and TMK, which had sold its remaining asset, and became inactive. The Company did not have any subsidiaries during the 2006 and 2005 fiscal years.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the year. Examples of significant estimates made by management include depreciation, the provision for future income tax recoveries and composition of future income tax assets and future income tax liabilities, valuations of mineral interests, capital assets, asset retirement obligations and stock-based compensation. Actual results may differ from those estimates.

         UNPROVEN MINERAL INTERESTS

         Unproven mineral interests costs and exploration, development and field support costs directly relating to mineral interests are deferred until the interests to which they relate are placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the mineral interest is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific mineral interest are expensed as incurred.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

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

         Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

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

         Substantially all of the Company's oil and gas exploration, development and production activities were conducted jointly with others and, accordingly, these financial statements reflected the Company's proportionate interest in such activities.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         CAPITAL ASSETS

         Capital assets are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the assets, as follows:

                      Office furniture and equipment           20%
                      Computer and telephone equipment         25%
                      Field equipment and facility             20%
                      Leasehold improvements                   50%

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

         Where possible, the Company has estimated asset retirement obligations based on current best practice. These estimates are subject to change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation, or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

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

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004



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


3.       AMOUNTS RECEIVABLE AND PREPAIDS

                                                       2006            2005
                                                         $               $

         Commodity taxes receivable                      43,424         146,162
         Prepaids                                        55,011          25,302
         Other                                           37,840          26,043
                                                   ------------    ------------
                                                        136,275         197,507
                                                   ============    ============

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004



4.       CAPITAL ASSETS

                                                   --------------------------------------------    ------------
                                                                       2006                            2005
                                                   --------------------------------------------    ------------
                                                                    ACCUMULATED      NET BOOK         NET BOOK
                                                       COSTS       DEPRECIATION       VALUE            VALUE
                                                         $               $               $                $

         Office furniture and equipment                  46,313           5,896          40,417           5,693
         Computer and telephone equipment                29,557           8,127          21,430          15,512
         Field equipment and facility                   254,741          28,041         226,700          11,556
         Leasehold improvements                          11,524           1,441          10,083               -
                                                   ------------    ------------    ------------    ------------
                                                        342,135          43,505         298,630          32,761
                                                   ============    ============    ============    ============


5.       UNPROVEN MINERAL INTERESTS

                                   --------------------------------------------    --------------------------------------------
                                                       2006                                            2005
                                   --------------------------------------------    --------------------------------------------
                                                      DEFERRED                                        DEFERRED
                                    ACQUISITION     EXPLORATION        TOTAL        ACQUISITION     EXPLORATION        TOTAL
                                       COSTS           COSTS           COSTS           COSTS           COSTS           COSTS
                                         $               $               $               $               $               $

         Duport                      14,957,409       2,241,773      17,199,182      14,902,244       1,932,540      16,834,784
         Bachelor Lake                1,399,289       3,647,500       5,046,789       2,756,880       2,829,076       5,585,956
         Sherridon                      423,519       1,127,370       1,550,889         107,614         230,979         338,593
         Red Lake                        38,952          10,016          48,968               -               -               -
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                     16,819,169       7,026,659      23,845,828      17,766,738       4,992,595      22,759,333
                                   ============    ============    ============    ============    ============    ============

         (a)      Duport Property, Ontario

                  Pursuant to an agreement dated February 18, 2005, the Company acquired from The Sheridan Platinum Group Ltd. ("Sheridan") a 100% interest in 93 mineral claims (the "Duport Property") covering an area of approximately 3,800 hectares, located near Kenora, Ontario. The Company paid $250,000 cash and issued one million common shares, at a fair value of $1,210,000, and $8 million in redeemable preferred shares (see Note 6). The purchase of the Duport Property was conducted on a tax-free roll-over basis to Sheridan and, accordingly, $9,210,000 of costs have no tax value.

                  The Company has agreed to pay a 2.5% net smelter return royalty ("NSR") on the first 1.5 million ounces of gold produced and a 5% NSR on the excess. The Company will have the right to buy back a 1% NSR for $2.5 million cash.

                  The Company has also acquired, through staking, 10 mineral claims in the area of the Duport property, covering an area of approximately 1,744 hectares.

         (b)      Bachelor Lake Property, Quebec

                  On November 12, 2004, the Company entered into a heads of agreement with Wolfden Resources Inc. ("Wolfden"), whereby Wolfden would assign to the Company, Wolfden's option from Metanor Resources Inc. ("Metanor"), to earn a 50% undivided interest in two mining concessions and 51 mineral claims for a total of 1,851 hectares (the "Bachelor Lake Property"), located in the La Sueur Township, Quebec. On April 15, 2005, the Company and Wolfden signed the final agreement (the

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004



5.       UNPROVEN MINERAL INTERESTS (continued)

                  "Assignment  and  Assumption  Agreement").  Under  the  agreed terms, the Company acquired Wolfden's option by paying $650,000 cash and issuing 1,400,000 common shares, at a value of $1,050,000. The Company was also responsible for all exploration costs incurred on the Bachelor Lake Property by Wolfden from the date of signing the heads of agreement and accordingly, reimbursed Wolfden $1,818,123 by paying $1,293,123 cash and issuing 700,000 common shares, at a value of $525,000. Upon exercising the option and after 50,000 ounces of gold or gold equivalent have been produced from the Bachelor Lake Property, the Company will be required to pay to Wolfden a bonus payment of $250,000 cash and issue a further 250,000 common shares. The Company also agreed to pay a 0.5% royalty on the Company's share of the NSR. A director of the Company is also a director and officer of Wolfden.

                  Effective May 18, 2005, the Company and Metanor entered an agreement whereby Metanor acknowledged the Assignment and Assumption Agreement and the terms of the underlying option agreement on the Bachelor Lake Property were amended. Under the amendment, the Company could exercise its option to earn the 50% interest in the Bachelor Lake Property by spending a minimum of $500,000 of exploration on the Bachelor Lake Property and paying $100,000 to Metanor. On September 21, 2005, the Company exercised its option and paid the $100,000. The Bachelor Lake Property was then operated under a joint venture agreement (the "Bachelor Lake JV").

                  On May 2, 2006, as amended August 28, 2006, the Company and Metanor entered into a purchase agreement (the "Metanor Purchase") whereby Metanor agreed to purchase the Company's 50% interest in the Bachelor Lake JV in consideration of $3.5 million cash, $750,000 in common shares of Metanor and a 1% NSR in favour of the Company.

                  Closing of the Metanor Purchase (the "Closing") is scheduled to occur (the "Completion Date") on the earlier of:

                  i)  30 days after Metanor completes a $5 million financing; or
                  ii) November 10, 2006.

                  Until Closing occurs, Metanor assumes all costs, expenses and obligations relating to maintaining the Bachelor Lake Property in good standing until the Completion Date.

                  In the event the Closing does not occur within the Completion Date, the Company may elect to purchase Metanor's 50% interest in the Bachelor Lake Property under the same terms as the Metanor Purchase. The Company will then have four months to complete its acquisition. The Company would also assume all costs, expenses and obligations of the Bachelor Lake Property from its election until closing of the Company's purchase. If the Company does not elect to purchase Metanor's 50% interest then both parties will retain their respective 50% interests in the Bachelor Lake Property and operations would continue under the Bachelor Lake JV.

                  The Metanor Purchase contemplates for total consideration of a minimum of $4.25 million. Accordingly, during fiscal 2006, the Company recognized an impairment of $1,538,655 to reflect the difference between the Company's recorded costs and the anticipated proceeds.

                  Subsequent to August 31, 2006, the Company and Metanor negotiated a new agreement, as described in Note 18(b).

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004



5.       UNPROVEN MINERAL INTERESTS (continued)

         (c)      Sherridon VMS Project, Manitoba

                  The Company has acquired, through staking and various acquisition agreements, an interest in 15,025 hectares located in the Sherridon area, north-central Manitoba. Details of the acquisitions are as follows:

                  i) 66 unproven claims covering approximately 12,755 hectares, staked by the Company;

                  ii) on February  9, 2005,  as amended  February  9, 2006,  the
                      Company entered into a letter of intent ("Quarter Moon LOI") with Endowment Lakes (2002) Limited Partnership ("EL") regarding the option to earn up to an 80% interest in the Quarter Moon Lake Property, Manitoba. The Quarter Moon Lake Property comprises five mining claims covering a total of 1,072 hectares and is located 75 kilometres northeast of Flin Flon and 61 kilometres northwest of Snow Lake. Under the terms of the Quarter Moon LOI, the Company had the right to acquire an initial 51% interest in the Quarter Moon Lake Property in which the Company has paid $40,000 cash, issued 50,000 common shares of the Company, at a value of $60,000, and was required to complete a $500,000 work commitment, pay a further $40,000 cash and issue 50,000 common shares. See also Note 18(c).

                  iii)heads of agreement  (the "Dunlop  HOA") dated  February 9,
                      2006, entered into by the Company and W. Bruce Dunlop Limited NPL, whereby the Company was granted the option to earn a 100% undivided interest in three unproven mineral claims, covering 536 hectares, for $90,000 cash ($15,000 paid), issuance of 250,000 common shares of the Company (25,000 shares issued) and expending a total of $170,000 in work expenditures over a four year period; and

                  iv) three option agreements (the "HBED Options"),  dated March
                      19, 2006, entered into by the Company and Hudson Bay Exploration and Development Company Limited ("HBED"), whereby the Company was granted options to acquire 100% interests in 24 unproven mineral claims and one mining lease covering approximately 3,226 hectares. In order to earn 100% interests in all of the mineral claims and the mining lease the Company will be required to make option payments totalling $650,000 and incur expenditures totalling $4,300,000, as follows:

                                                       OPTION           WORK
                      DATE                            PAYMENTS     EXPENDITURES
                                                         $               $

                      On signing                         30,000(paid)         -
                      First Anniversary                  70,000          30,000
                      Second Anniversary                120,000         100,000
                      Third Anniversary                  80,000         790,000
                      Fourth Anniversary                350,000       3,380,000
                                                   ------------    ------------
                                                        650,000       4,300,000
                                                   ============    ============

                      Upon agreement by both the Company and HBED, up to $187,500 of the option payments may be paid in common shares of the Company.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004



5.       UNPROVEN MINERAL INTERESTS (continued)

                      Should the Company acquire a 100% interest in any of the claim groups under the HBED Options, HBED has the option to back-in for a 51% interest in the subject claims group by paying 135% of the expenditures incurred by the Company. HBED will also hold a 2% NSR.

         (d)      Red Lake Property, Ontario

                  On April 18, 2006, the Company entered into a letter of intent (the "Red Lake LOI") with Goldcorp. Inc. ("Goldcorp") regarding the option to earn a 60% interest in 67 mining claims, a 45% interest in two mining claims, and a 30% interest in ten mining claims (collectively the "Red Lake Property") located in Ball Township, Red Lake, Ontario. On June 20, 2006, the Company and Goldcorp completed a formal option agreement (the "Red Lake Option") on the Red Lake Property. Under the terms of the Red Lake Option, the Company is required to perform minimum exploration programs totalling $3 million on or before December 31, 2008. Upon spending the $3.0 million, the Company is entitled to elect to exercise the option of its interests. Upon notification of the Company's election, Goldcorp has 90 days to back-in and reacquire a 25% interest in the 67 mining claims, a 18.75% interest in two mining claims and a 12.5% interest in the ten mining claims by paying $6 million to the Company. If Goldcorp does not exercise its back-in right, the Company will then be required to issue one million common shares of its share capital to Goldcorp.


6.       REDEEMABLE PREFERRED SHARES

         The series 1 redeemable preferred shares (the "Redeemable Preferred Shares") were issued by the Company as partial consideration of its purchase of the Duport Property described in Note 5(a). The Redeemable Preferred Shares have a term of five years with payment of cumulative cash dividends, at the following rates:

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

         The Redeemable Preferred Shares are non-voting, non-convertible and can be redeemed in whole or in part by the Company at any time prior to November 1, 2009, as follows:

         i) make a cash payment of $8 million plus a $400,000 bonus, together with any accrued and unpaid dividends; or

         ii) provided all dividends payable pursuant to the terms of the Redeemable Preferred Shares have been paid, the Company may return the Duport Property to Sheridan.

         The Company may elect to redeem the Redeemable Preferred Shares through the issuance of common shares in its capital stock based on a 15 day average price prior to the date of redemption.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004



6.       REDEEMABLE PREFERRED SHARES (continued)

         If the Redeemable Preferred Shares have not been redeemed the Company will, effective November 1, 2009, retract the Redeemable Preferred Shares in consideration of $8 million plus accrued unpaid dividends (collectively the "Retraction Amount"), payable in cash or common shares of the Company based on a 15 trading day average price prior to the date of retraction.

         During fiscal 2006, the Company recorded $50,000 of dividends on the Redeemable Preferred Shares, which have been capitalized as part of resource interests. As at August 31, 2006, $4,167 of accrued dividends were included as part of accounts payable and accrued liabilities.


7.       SHARE CAPITAL


         Authorized:  unlimited common shares without par value
                      unlimited preferred shares

                                           -------------------------   -------------------------   -------------------------
         Issued common shares:                        2006                        2005                        2004
                                           -------------------------   -------------------------   -------------------------
                                              SHARES        AMOUNT        SHARES        AMOUNT        SHARES        AMOUNT
                                                              $                           $                           $

         Balance, beginning of year         21,005,765    28,487,57 6    9,443,859    20,914,102     2,926,859    19,537,102
                                           -----------   -----------   -----------   -----------   -----------   -----------
         Issued during the year

         For cash
              Private placements             5,273,236     3,493,249     7,324,894     6,688,797     6,000,000     1,290,000
              Exercise of options              150,000        67,500             -             -             -             -
              Exercise of warrants           4,598,500     1,523,950     1,048,500       253,100       435,000        87,000
         For fiscal advisory services           85,715        32,458             -             -             -             -
         For finder's fees                           -             -             -             -        82,000        24,600
         For corporate finance fee                   -             -        40,000        34,000             -             -
         For unproven mineral interests         25,000        18,250     3,150,000     2,845,000             -             -
         Cancellation of escrow shares               -             -        (1,488)            -             -             -
         Reallocation from contributed
            surplus on exercise of options           -        69,413             -             -             -             -
                                           -----------   -----------   -----------   -----------   -----------   -----------
                                            10,132,451     5,204,820    11,561,906     9,820,897     6,517,000     1,401,600
         Less flow-through share
              renunciation                           -      (820,633)            -    (1,566,000)            -             -
         Less share issue costs                      -      (475,908)            -      (681,423)            -       (24,600)
                                           -----------   -----------   -----------   -----------   -----------   -----------
                                            10,132,451     3,908,279    11,561,906     7,573,474     6,517,000     1,377,000
                                           -----------   -----------   -----------   -----------   -----------   -----------
         Balance, end of year               31,138,216    32,395,855    21,005,765    28,487,576     9,443,859    20,914,102
                                           ===========   ===========   ===========   ===========   ===========   ===========

         (a) During fiscal 2006, the Company completed a private placement of 3,293,070 flow-through common shares, at a price of $0.70 per flow-through share, and 1,980,166 non-flow-through units, at a price of $0.60 per non-flow-through unit, for total gross proceeds of $3,493,249. Each non-flow-through unit consisted of one common share and one share purchase warrant entitling the holder to purchase one further share for a period of two years at a price of $0.70 per share. The Company paid a finder's fee of $262,194 and issued 523,323 warrants (the "Finder's Warrants") to the finder. The Company also issued 85,715 units (the "Finder's Units") in settlement of $60,000 billed by the finder for fiscal advisory services rendered.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004



7.       SHARE CAPITAL (continued)

                  The Finder's Warrants have the same terms as the private placement warrants. The fair value of the Finder's Warrants has been estimated using the Black-Scholes option price model. The assumptions used were: dividend yield of 0%; expected volatility of 61.41%; a risk-free interest rate of 3.09% - 3.30%; and an expected life of two years. The value assigned to the Finder's Warrants was $113,179.

                  Each Finder's Unit consisted of one common share and one purchase warrant entitling the finder to purchase one further share, for a period of two years at a price of $0.75 per share. The fair value of the warrants has been estimated using the Black-Scholes option price model. The assumptions used were: dividend yield of 0%; expected volatility of 62.05%; a risk-free interest rate of 3.39%; and an expected life of two years. The value assigned to the warrants was $27,542.

                  The Company incurred a total of $40,535 for legal, filing and other share issue costs relating to the private placement. As at August 31, 2005, the Company had received $958,950 in common share subscriptions and incurred $45,556 of share issue costs with respect to this private placement. A director of the Company purchased 20,000 flow-through shares for $14,000.

         (b) During fiscal 2005, the Company completed private placements, as follows:

                  i) on December 23, 2004, the Company issued 4,342,951 flow-through units, at a price of $0.95 per flow-through unit, and 2,673,530 non-flow-through units, at a price of $0.85 per non-flow- through unit, for total gross proceeds of $6,398,304. Each flow-through unit consisted of one common share and one-half share purchase warrant with each full warrant entitling the holder to purchase one further share for a period of two years, at a price of $1.25 on or before December 23, 2005 and, thereafter, at a price of $1.50 on or before December 23, 2006. Each non-flow-through unit consisted of one common share and one share purchase warrant entitling the holder to purchase one further share for a period of two years, at a price of $1.10 on or before December 23, 2005 and, thereafter, at a price of $1.35 on or before December 23, 2006. Certain directors and officers of the Company and their immediate family members purchased 121,435 flow- through units for $115,363.

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

                  ii) on  January  20,   2005,   the  Company   issued   151,834
                      flow-through units, at a price of $0.95 per flow-through unit, and 25,000 non-flow-through units, at a price of $0.85 per non-flow-through unit, for total gross proceeds of $165,492. Each flow-through unit consisted of one common share and one-half share purchase warrant with each full warrant entitling the holder to purchase one further share for a period of two years, at a price of $1.25 on or before January 20, 2006 and, thereafter, at a price of $1.50 on or before January 20, 2007. Each non-flow-through unit consisted of one common share and one share purchase warrant with each full warrant entitling the holder to purchase one further share for a period of two years, at a price of $1.10 on or before January 20, 2006 and, thereafter, at a price of $1.35 on or before January 20, 2007. The Company paid a cash finder's fee of $16,549. A director of the Company purchased 5,300 flow-through units for $5,305; and

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004



7.       SHARE CAPITAL (continued)

                  iii)on  February  3,  2005,   the   Company   issued   131,579
                      flow-through units at a price of $0.95 per flow-through unit for total gross proceeds of $125,000. Each flow-through unit consisted of one common share and one-half share purchase warrant with each full warrant entitling the holder to purchase one further share for a period of two years, at a price of $1.25 on or before February 3, 2006 and, thereafter, at a price of $1.50 on or before February 3, 2007. The Company paid a cash finder's fee of $12,500.

         (c) A summary of the number of common shares reserved pursuant to the Company's warrants outstanding at August 31, 2006, 2005 and 2004 and the changes for the years ending on those dates is as follows:

                                                         -----------   -----------   -----------
                                                             2006          2005          2004
                                                         -----------   -----------   -----------

                  Balance, beginning of year              10,331,859     5,647,000             -
                  Issued pursuant to private placements    2,589,204     5,733,359     6,000,000
                  Issued for finder's fee                          -             -        82,000
                  Exercised                               (4,598,500)   (1,048,500)     (435,000)
                                                         -----------   -----------   -----------
                  Balance, end of year                     8,322,563    10,331,859     5,647,000
                                                         ===========   ===========   ===========

                  Common shares reserved pursuant to warrants outstanding at August 31, 2006, are as follows:

                  ------------       --------------         ------------------
                      NUMBER         EXERCISE PRICE         EXPIRY DATE
                                           $
                  ------------       --------------         ------------------

                     2,313,182            1.50              December 23, 2006
                     2,718,530            1.35              December 23, 2006
                       701,647            1.05              December 23, 2006
                     2,071,015            0.70              September 14, 2007
                       432,474            0.70              September 29, 2007
                        85,715            0.75              October 14, 2007
                  ------------
                     8,322,563
                  ============

         (d)      See also Note 18.


8.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

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


         During fiscal 2006, the Company granted 2,168,000 stock options (2005 - 1,078,000; 2004 - 810,000) to its employees, directors and consultants and recorded compensation expense of $550,817 (2005 - $559,031; 2004 - $179,611).

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004



8.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during fiscal 2006, 2005 and 2004:

                                     -----------------    -----------------    -----------------
                                            2006                 2005                 2004
                                     -----------------    -----------------    -----------------

         Risk-free interest rate       3.38% - 4.11%        2.28% - 2.92%        2.28% - 2.53%
         Estimated volatility         61.41% - 85.48%      52.44% - 105%          105% - 106%
         Expected life               3 years - 5 years        1.5 years            1.5 years
         Expected dividend yield             0%                   0%                   0%

         The weighted average fair value of all stock options, calculated using the Black-Scholes option pricing model, granted during the year to the Company's employees, directors and consultants was $0.25 (2005 - $0.43; 2004 - $0.40) per share.

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         A summary of the Company's options at August 31, 2006, 2005 and 2004 and the changes for the fiscal years ending on those dates is presented below:

                                      -----------------------    -----------------------   -----------------------
                                                2006                      2005                       2004
                                      -----------------------    -----------------------   -----------------------
                                                     WEIGHTED                  WEIGHTED                  WEIGHTED
                                          NUMBER      AVERAGE       NUMBER      AVERAGE        NUMBER     AVERAGE
                                       OF OPTIONS    EXERCISE    OF OPTIONS    EXERCISE     OF OPTIONS   EXERCISE
                                      OUTSTANDING     PRICE      OUTSTANDING     PRICE     OUTSTANDING     PRICE
                                                        $                          $                         $

         Balance, beginning of year     1,688,000      0.80          810,000      0.61          92,857      0.40
         Granted                        2,168,000      0.54        1,078,000      0.92         810,000      0.61
         Exercised                       (150,000)     0.75                -         -               -         -
         Expired                         (803,000)     0.95         (200,000)     0.66         (92,857)     0.40
                                      -----------                -----------               -----------
         Balance, end of year           2,903,000      0.56        1,688,000      0.80          810,000     0.61
                                      ===========                ===========               ============

         The following table summarizes information about the stock options outstanding and exercisable at August 31, 2006:

           OPTIONS           OPTIONS         EXERCISE
         OUTSTANDING       EXERCISABLE         PRICE       EXPIRY DATE
                                                 $

             600,000           600,000          0.60       May 31, 2007
              60,000            60,000          0.75       July 22, 2007
             150,000           150,000          0.70       September 27, 2007
             200,000           200,000          0.45       September 28, 2008
             580,000           580,000          0.75       September 29, 2008
             913,000           913,000          0.45       February 2, 2009
             400,000           100,000          0.45       March 10, 2011
         -----------       -----------
           2,903,000         2,603,000
         ===========       ===========

         See also Note 18(d).

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004



9.       CONTRIBUTED SURPLUS

         Contributed surplus for fiscal 2006, 2005 and 2004 is comprised of the following:

                                                                    -----------    -----------    -----------
                                                                        2006           2005           2004
                                                                    -----------    -----------    -----------
                                                                         $              $              $

         Balance, beginning of year                                     738,642        179,611              -
              Stock-based compensation on warrants (Note 7)             140,721              -              -
              Stock-based compensation on stock options (Note 8)        550,817        559,031        179,611
              Stock options exercised                                   (69,413)             -              -
                                                                    -----------    -----------    -----------
         Balance, end of year                                         1,360,767        738,642        179,611
                                                                    ===========    ===========    ===========


10.      INCOME TAXES

         The income tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:
                                                         2006           2005
                                                          $              $

         Future income tax assets:
              Financing costs                            272,000        200,000
              Capital assets                              15,000              -
              Losses available for future periods      1,630,000      1,129,000
                                                     -----------    -----------
                                                       1,917,000      1,329,000
         Future income tax liabilities:
              Difference between book value and
                 income tax costs of unproven
                    mineral interests                 (6,749,000)    (6,657,000)
                                                     -----------    -----------
         Net future income tax liabilities            (4,832,000)    (5,328,000)
                                                     ===========    ===========

         The recovery of income taxes shown in the statements of loss and deficit differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

                                                         2006           2005
                                                          $              $

         Combined federal and provincial
              income tax rate                           34.12%         35.36%
                                                     ===========    ===========


         Expected income tax recovery                  1,205,600        600,100
         Non-deductible stock-based compensation        (188,000)      (197,700)
         Write-down of unproven mineral interest        (525,000)             -
         Effect of change in tax rates                   (48,000)             -
         Unrecognized tax losses                        (497,900)      (381,900)
         Recovery of valuation allowance               1,316,633      1,329,000
         Other                                            53,300        (20,500)
                                                     -----------    -----------
         Future income tax recovery                    1,316,633      1,329,000
                                                     ===========    ===========

         As at August 31, 2006, the Company has accumulated non-capital losses of approximately $4.8 million and cumulative resource and other tax pools of approximately $5.2 million carried forward for Canadian income tax purposes and are available to reduce taxable income of future years. The non-capital losses expire

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004



10.      INCOME TAXES (continued)

         commencing in 2007 through 2016. The cumulative resource and other tax pools can be carried forward indefinitely.

         In fiscal 2006, the Company issued 3,293,070 flow-through common shares for gross proceeds of $2,305,149 (see Note 7(a)). Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The renunciation of such expenditures is accounted for as a financing cost related to the flow-through issuance and results in a reduction in share capital with a corresponding increase in the Company's future income tax liability.

         The Company is permitted under Canadian income tax legislation to renounce flow-through related resource expenditures to investors in advance of the Company incurring the expenditure. In accordance with this legislation the Company has twelve months following the effective date of renunciation to incur the expenditures. The Company begins incurring interest charges for unspent funds after one month and fees for unspent funds at the end of the calendar year following the effective date of renunciation, and until such time as funds are fully expended. During fiscal 2006 the Company incurred a $43,000 Part XII.6 tax expense on the monthly unspent balance of flow-through funds. All of the flow-through funds were spent by September 2006.


11.      RELATED PARTY TRANSACTIONS

         (a) The Company was charged for various services provided by companies controlled by directors and officers of the Company, as follows:

                                                         2006           2005           2004
                                                          $              $              $

                  Accounting and administration           99,700         90,450         63,638
                  Professional and consulting            116,400         67,900          6,000
                  Compensation and benefits               93,000         51,500          3,000
                                                     -----------    -----------    -----------
                                                         309,100        209,850         72,638
                                                     ===========    ===========    ===========

                  These  fees  have  been  either   expensed  to  operations  or
                  capitalized to unproven mineral interests, based on the nature of the expenditures.

                  As  at  August  31,   2006,   accounts   payable  and  accrued
                  liabilities include $4,637 (2005 - $24,369) due to these related parties.

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

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004



11.      RELATED PARTY TRANSACTIONS (continued)

         (c) Advances had been previously made to the Company by shareholders and directors of the Company for working capital purposes. During the 2004 fiscal year, the Company negotiated a settlement of the $300,142 which was outstanding and paid $263,543 cash, resulting in a gain of $36,599.

         (d) Other related party transactions are disclosed elsewhere in these financial statements.


12.      SEGMENTED INFORMATION

         During the 2004 fiscal year, the Company's principal activities were the development of petroleum properties in the United States and the acquisition of unproven mineral interests in Canada. Effective March 1, 2004, the Company sold its remaining oil and natural gas interests. As at August 31, 2006, the Company had only recorded deferred costs relating to its agreements on unproven mineral interests. The unproven mineral interest and the Company's corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                      -----------------------------------------
                                                         2006
                                      -----------------------------------------
                                      IDENTIFIABLE                      NET
                                        ASSETS         REVENUES         LOSS
                                           $              $              $

         Canada - mineral operations   23,845,828              -     (1,538,655)
         Canada - corporate               706,840         16,729       (661,280)
                                      -----------    -----------    -----------
                                       24,552,668         16,729     (2,199,935)
                                      ===========    ===========    ===========

                                      -----------------------------------------
                                                         2005
                                      -----------------------------------------
                                      IDENTIFIABLE                      NET
                                        ASSETS         REVENUES         LOSS
                                           $              $              $

         Canada - mineral operations   22,759,333              -              -
         Canada - corporate             1,169,349         31,331       (368,110)
                                      -----------    -----------    -----------
                                       23,928,682         31,331       (368,110)
                                      ===========    ===========    ===========

                                      -----------------------------------------
                                                         2004
                                      -----------------------------------------
                                      IDENTIFIABLE                      NET
                                        ASSETS         REVENUES    INCOME (LOSS)
                                           $              $              $

         United States
            - petroleum operations              -         81,347        169,728
         Canada - mineral operations       75,906              -              -
         Canada - corporate               341,675            695       (426,750)
                                      -----------    -----------    -----------
                                          417,581         82,042       (257,022)
                                      ===========    ===========    ===========

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004



13.      FINANCIAL INSTRUMENTS

         The fair values of financial instruments at August 31, 2006 and 2005, were estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to August 31, 2006 and 2005, may differ significantly from that presented.

         Fair value approximates the amounts reflected in the financial statements for cash, amounts receivable and accounts payable and accrued liabilities. It is not practicable to estimate the fair value of the Redeemable Preferred Shares.


14.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash financing and investing activities were conducted by the Company as follows:

                                                                        2006           2005           2004
                                                                         $              $              $

         Operating activities
            Accounts payable for unproven mineral interests             137,253          4,167              -
            Accounts payable for capital assets                          30,492              -              -
                                                                    -----------    -----------    ------------
                                                                        167,745          4,167              -
                                                                    ===========    ===========    ============
         Financing activities
            Issuance of common shares for unproven mineral interests     18,250      2,845,000              -
            Issuance of common shares for fiscal advisory services       60,000              -              -
            Issuance of common shares for corporate finance fee               -         34,000              -
            Issuance of common shares for finder's fee                        -              -         24,600
            Common share issue costs                                    (60,000)       (34,000)       (24,600)
            Issuance of Redeemable Preferred Shares for
               unproven mineral interests                                     -      8,000,000              -
            Share capital - future income tax adjustment               (820,633)    (1,566,000)             -
            Future tax liability                                        820,633      6,657,000              -
                                                                    -----------    -----------    -----------
                                                                         18,250     15,936,000              -
                                                                    ===========    ===========    ============
         Investing activities
            Accounts payable for unproven mineral interest             (137,253)        (4,167)             -
            Accounts payable for capital assets                         (30,492)             -              -
            Common shares issued for unproven mineral interests         (18,250)    (2,845,000)             -
            Redeemable Preferred Shares issued for unproven
               mineral interests                                              -     (8,000,000)             -
            Unproven mineral interests - future income tax
               adjustment                                                     -     (5,091,000)             -
                                                                    -----------    -----------    -----------
                                                                       (185,995)   (15,940,167)             -
                                                                    ===========    ===========    ===========

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004



14. SUPPLEMENTARY CASH FLOW INFORMATION (continued)

         Other supplementary cash flow information:

                                          2006           2005           2004
                                           $              $              $

         Interest paid in cash                  -              -        105,484
                                      ===========    ===========    ===========

         Dividends paid in cash            50,000         37,500              -
                                      ===========    ===========    ===========

         Income taxes paid in cash              -              -              -
                                      ===========    ===========    ===========


15.      LEASE COMMITMENTS

         The Company has entered into lease agreements for its offices and certain vehicles under operating leases. Minimum payments under these leases are as follows:

                  YEAR                     $

                  2007                     87,124
                  2008                     39,077
                  2009                     11,396
                                      -----------
                                          137,597
                                      ===========


16.      ASSET RETIREMENT OBLIGATION

                                          2006           2005           2004
                                           $              $              $

         Balance, beginning of year       938,500              -              -
         Liabilities assumed
            on acquisition                      -        900,500              -
         Accretion expense                 76,000         38,000              -
                                      -----------    -----------    -----------
         Balance, end of year           1,014,500        938,500              -
                                      ===========    ===========    ===========

         The total undiscounted amount of estimated cash flows required to settle the Company's estimated obligation is $1,018,567 which has been discounted using a credit adjusted risk free rate of 8.5%. The reclamation obligation relates to the Bachelor Lake Property. The present value of the reclamation liability may be subject to change based on management's current estimates, changes in remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur. See also Notes 5(b) and 18(b).

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004



17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         (a)      The  financial  statements  of the  Company are  presented  in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from US GAAP. The material differences between Canadian and US GAAP, in respect of these financial statements, are summarized in the tables below.

                  Statements of Loss

                                                                        2006           2005           2004
                                                                         $              $              $

                  Net loss under Canadian GAAP                       (2,199,935)      (368,110)      (257,022)
                  Unproven mineral interests expensed (i)              (545,409)   (11,025,762)             -
                  Other compensation expense (ii)                             -        (12,144)       (15,503)
                  Gain on settlement (iii)                                    -              -        (97,207)
                  Deferred income tax expense (v)                      (491,326)    (1,103,364)             -
                                                                    -----------    -----------    -----------
                  Net loss under US GAAP                             (3,236,670)   (12,509,380)      (369,732)
                                                                    ===========    ===========    ===========

                  Loss per share under US GAAP                            (0.11)         (0.78)         (0.07)
                                                                    ===========    ===========    ===========

                  Balance Sheets

                                                                        2006           2005
                                                                         $              $

                  Total assets under Canadian GAAP                   24,552,668     23,928,682
                  Unproven mineral interests expensed (i)           (11,571,171)   (11,025,762)
                                                                    -----------    -----------
                  Total assets under US GAAP                         12,981,497     12,902,920
                                                                    ===========    ===========
                  Total liabilities under Canadian GAAP              14,103,188     14,850,721
                                                                    -----------    -----------
                  Total liabilities under US GAAP                    14,103,188     14,850,721
                                                                    ===========    ===========
                  Total shareholders' equity under Canadian GAAP     10,449,480      9,077,961
                  Unproven mineral interests expensed (i)           (11,571,171)   (11,025,762)
                                                                    -----------    -----------
                  Total shareholders' deficiency under US GAAP       (1,121,691)    (1,947,801)
                                                                    ===========    ===========

                  Statements of Cash Flows

                                                                        2006           2005           2004
                                                                         $              $              $

                  Operating Activities
                  Cash used per Canadian GAAP                        (2,199,935)      (368,110)      (257,022)
                  Unproven mineral interests                         (2,469,647)    (5,842,760)       (75,906)
                                                                    -----------    -----------    -----------
                  Cash used per US GAAP                              (4,669,582)    (6,210,870)      (332,928)
                                                                    ===========    ===========    ===========

                  Investing Activities
                  Cash provided by per Canadian GAAP                 (2,744,397)    (5,879,653)       (21,211)
                  Unproven mineral interests                          2,469,647      5,842,760         75,906
                                                                    -----------    -----------    -----------
                  Cash (used) provided by per US GAAP                  (274,750)       (36,893)        54,695
                                                                    ===========    ===========    ===========

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004



17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  (i)      Unproven Mineral Interests

                           Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For US GAAP purposes, the Company expenses exploration costs relating to mineral interests. When proven and probable reserves are determined for an interest and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be amortized using the unit of production method over the estimated life of the ore body based on proven and probable reserves and would be assessed periodically for recoverability of carrying values.

                           For US GAAP purposes, the Company has adopted the provisions of EITF 04-2, "Whether Mineral Rights are Tangible or Intangible Assets" and FSP FAS 141-1 and 142-1 which concluded that mineral rights are tangible assets. Accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights. The effect of adoption of EITF 04-2 is to reduce previously reported loss and loss per share for fiscal 2005 and 2004 by $12,986,665 and $75,906, and $0.81 and $0.01, respectively. In addition, total assets is increased by $11,733,571 and shareholders' deficiency is decreased by $11,733,571 as at December 31, 2005.

                  (ii)     Private Placements of Common Stock

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

                           Under US GAAP, loss and capital distributions for fiscal 2006 would increase by $nil (2005 - $12,144; 2004 - $15,503) and $158,413 (2005 - $966,502; 2004 -
                           $206,497), respectively, and share capital, as at August 31, 2006, would increase by $2,320,461 (2005 -
                           $2,162,048;  2004  -  $1,183,402).  There  is no  net
                           change to shareholders' equity.

                  (iii)    Settlement with Related Parties

                           US GAAP requires that gains on settlement of advances with related parties be credited to deficit. There is no net change in shareholders' equity.

                  (iv)     Functional Currency

                           The Company's functional currency is the Canadian dollar.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004



17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  (v)      Canadian Flow-Through Shares

                           During fiscal 2006, the Company issued 3,293,070 flow-through common shares (2005 - 4,626,364 shares) for gross proceeds of $2,305,149 (2005 - $4,395,046).
                           Resource   expenditure   deductions  for  income  tax
                           purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. Under Canadian GAAP, the flow-through shares are recorded at their face value when issued and the renunciation of such expenditures is accounted for as a financing cost related to the flow-through issuance and results in a reduction of share capital with a corresponding
                           increase   in  the   Company's   future   income  tax
                           liability.

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

                           Under US GAAP the loss for fiscal 2006 and shareholders' deficiency as at August 31, 2006, would increase by $491,326 (2005 - $1,103,364; 2004 -
                           $nil).

                  (vi)     Capitalization  of Dividend on  Redeemable  Preferred
                           Shares

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

                           Under US GAAP, SFAS 34 - Capitalization of Interest Cost ("SFAS 34") lists assets qualifying for interest capitalization. The exploration of unproven mineral interests does not qualify. As such, $50,000 (2005 - $41,667) of capitalized dividends on redeemable preferred shares would be separately charged to earnings. There is no net change to net loss under US GAAP.

                  (vii)    Development Stage Company

                           The Company is in the exploration stage and, as of July 1, 2004, is considered a development stage company as defined by SFAS 7. To August 31, 2006, the Company has accumulated a deficit of $15,912,247 while in the development stage.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004



17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

         (b)      Recent Accounting Pronouncements

                  UNITED STATES PRONOUNCEMENTS

                  The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for consistently measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS 157 is effective beginning January 1, 2008, and the provisions of SFAS 157 will be applied prospectively as of that date. The adoption of SFAS 157 is not expected to have an effect on the Company's financial position.

                  The FASB has also issued FAS Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS Interpretation No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not expected to have an effect on the Company's financial position.

                  CANADIAN PRONOUNCEMENTS

                  The  Company   believes   that  there  are  no  new   Canadian
                  pronouncements which will have a material effect on the Company's financial position or results of operations.


18.      SUBSEQUENT EVENTS

         (a) In October 2006, the Company completed a brokered private placement and issued 3,416,333 flow- through units at a price of $0.45 per flow-through unit, for total gross proceeds of $1,537,350. Each flow-through unit consisted of one common share and one-half share purchase warrant with each full warrant entitling the holder to purchase one further common share of the Company, for a period of two years at a price of $0.60 on or before April 12, 2008. A director of the Company purchased 20,000 flow-through units for $9,000.

                  The Company paid an agent a cash commission of $115,301 and issued 341,633 warrants (the "Agent Warrants") and incurred $67,067 of costs relating to the financing. Each Agent's Warrant is exercisable to purchase one common share at a price of $0.45 on or before April 12, 2008. The Company also issued 62,500 units, at a fair value of $0.45 per unit, for corporate finance fees (the "Corporate Finance Units"). Each Corporate Finance Unit, comprising of one common share and one share purchase warrant, having the same terms as the Agent's Warrants.

         (b) On November 17, 2006, Metanor and the Company agreed to a new agreement (the "Revised Metanor Purchase") under which Metanor has now agreed to purchase the Company's 50% interest in the Bachelor Lake JV for total consideration of $4 million, as follows:

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004



18.      SUBSEQUENT EVENTS (continued)

                  i)       $2 million cash (received);
                  ii)      $500,000 cash on or before March 30, 2007; and
                  iii) $500,000 in cash or common shares of Metanor each on or before May 31, 2007, August 31, 2007 and November 30, 2007.

                  Metanor continues to be responsible for all on-going costs, expenses and obligations of the Bachelor Lake JV. In addition Metanor has granted the Company a 1% NSR and the Company will retain its beneficial interest in the Bachelor Lake JV until completion of the sale.

                  The   Company   will   recognize  a  further   write-down   of
                  approximately $225,000 in fiscal 2007 to reflect the terms of the Revised Metanor Agreement.

         (c) On December 3, 2006, the Company and EL entered into a formal purchase agreement (the "Quarter Moon Purchase Agreement") under which the Company has purchased a 100% interest in ten mining claims, including the original five mining claims under the Quarter Moon LOI, in north-central Manitoba, for $90,000 cash and the issuance of 160,000 common shares of the Company. EL holds a 1% NSR, of which a 0.5% NSR can be purchased at any time for $500,000.

         (d) On November 27, 2006, the Company cancelled 790,000 stock options with an exercise price of $0.70 per share, 150,000 stock options with an exercise price of $0.65 per share and 50,000 stock options with an exercise price of $0.45 per share. The Company also extended the expiry date of 450,000 stock options with an exercise price of $0.60 per share, from May 31, 2007 to May 31, 2009. In addition, the Company granted 1,547,000 stock options with an exercise price of $0.45 per share, expiring November 27, 2009.

                                                                      SCHEDULE I

                               HALO RESOURCES LTD.
                     SCHEDULE OF UNPROVEN MINERAL INTERESTS
                          FOR THE YEARS ENDED AUGUST 31




                                      -----------------------------------------------------------------------    -----------
                                                                        2006                                         2005
                                      -----------------------------------------------------------------------    -----------
                                                       BACHELOR                        RED
                                         DUPORT          LAKE        SHERRIDON         LAKE
                                        PROPERTY       PROPERTY     VMS PROJECT      PROPERTY        TOTAL          TOTAL
                                           $              $              $              $              $              $

BALANCE - BEGINNING OF YEAR            16,834,784      5,585,956        338,593              -     22,759,333         75,906
                                      -----------    -----------    -----------    -----------    -----------    -----------
AMOUNTS INCURRED DURING THE YEAR

    EXPLORATION EXPENDITURES
       Accounting                               -         13,272              -              -         13,272              -
       Airborne surveying                       -              -        350,270              -        350,270        250,268
       Assays                                   -         23,065          9,445              -         32,510         56,036
       Camp and equipment costs           110,727        115,474         13,050              -        239,251        209,549
       Consulting                          63,114        211,082        420,284          3,201        697,681        301,200
       Data                                     -              -         25,000              -         25,000              -
       Drilling                                 -        296,768              -              -        296,768      1,373,524
       Due diligence                        6,054              -          8,160              -         14,214         23,296
       Engineering                         26,856         23,020              -              -         49,876              -
       Exploration office costs            27,843         16,545         19,595              -         63,983         25,018
       Field personnel                     41,252        126,517              -              -        167,769        179,253
       Field supplies                           -              -          4,456          2,103          6,559         41,332
       Filing                                   -          2,250          1,000              -          3,250         14,035
       Geological                               -              -              -              -              -        199,030
       Insurance                                -         16,719              -              -         16,719              -
       Maintenance                              -         16,388              -              -         16,388              -
       Mobilization, demobilization             -          6,132              -              -          6,132         88,766
       Rent and utilities                       -        106,577              -              -        106,577         30,669
       Site preparation                         -              -              -              -              -        232,706
       Surveying                            3,573              -              -              -          3,573         16,223
       Technical report                         -              -         10,859              -         10,859         10,000
       Telephone                              949          7,176          1,455              -          9,580          4,847
       Travel                              28,865         49,389         49,575          4,712        132,541        118,720
       Reimbursement / Recoveries               -       (211,950)       (16,758)             -       (228,708)     1,818,123
                                      -----------    -----------    -----------    -----------    -----------    -----------
                                          309,233        818,424        896,391         10,016      2,034,064      4,992,595
                                      -----------    -----------    -----------    -----------    -----------    -----------
    OTHER ITEMS
       Acquisition costs and payments           -        165,782         66,462              -        232,244     11,260,000
       Claims staking and lease
          rental cost                       5,165              -        142,237              -        147,402          12,458
       Legal                                    -         15,282        107,206         38,952        161,440        385,207
       Capitalized dividend                50,000              -              -              -         50,000         41,667
       Future income tax adjustment             -              -              -              -              -      5,091,000
       Asset retirement obligation              -              -              -              -              -        900,500
                                      -----------    -----------    -----------    -----------    -----------    -----------
                                           55,165        181,064        315,905         38,952        591,086     17,690,832
                                      -----------    -----------    -----------    -----------    -----------    -----------
BALANCE BEFORE WRITE-DOWN              17,199,182      6,585,444      1,550,889         48,968     25,384,483     22,759,333

WRITE-DOWN (Note 5(b))                          -     (1,538,655)             -              -     (1,538,655)             -
                                      -----------    -----------    -----------    -----------    -----------    -----------
BALANCE - END OF YEAR                  17,199,182      5,046,789      1,550,889         48,968     23,845,828     22,759,333
                                      ===========    ===========    ===========    ===========    ===========    ===========