Form 20-F/A
period 2006-08-31
HALO RESOURCES LTD
filed 2007-08-17
CIK 1050807

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

Halo Resources Ltd.
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1280, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.  None

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Common Stock, No Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
31,138,216 Common Shares as of August 31, 2006

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  ____          No      X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ____            No      X

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
Yes     X               No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  _______                                                                           Accelerated filer  _______                                                                Non-accelerated filer      X

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17     X             Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)   Yes ____  No     X

EXPLANATORY NOTE

The registrant is filing this Amendment No. 1 to its annual report on Form 20-F for the year ended August 31, 2006 (filed with the Securities and Exchange Commission on March 15, 2007 (the “original filing”)) to reflect amendments to the original filing.  The amendments have primarily been made in order to clarify the technical disclosures regarding the registrant’s mineral properties.  The registrant has also amended its Item 15 disclosure regarding its internal control and procedures to reflect that the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms

In addition, the registrant has attached hereto the exhibits required as a result of this amendment, as set forth in Item 19 below. The registrant has not made any modifications or updates to the financial statements for the original filing. This amendment does not describe other information, events or development occurring after the original filing, including exhibits, or modify or update those disclosures affected by any subsequent events. This amendment should be read in conjunction with the registrant’s fillings made with the Securities and Exchange Commission subsequent to the original filing, as information in such reports and documents may update or supersede certain information contained in this amendment.

General Information:

Unless otherwise indicated, all references herein are to Canadian dollars.

The Company is required under Canadian law (National Instrument 43-101 Standards Of Disclosure For Mineral Projects) (“NI 43-101”) to calculate and categorize “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” under the Canadian Institute of Mining Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves - Definitions and Guidelines dated December 11, 2005.  These standards establish definitions and guidelines for the reporting of exploration information, mineral resources and mineral reserves in Canada.  These definitions have not been adopted for use in the United States of America by the Securities and Exchange Commission (the “SEC”).  Under these guidelines, the CIM definitions of proven and probable mineral reserves equate to the definitions of proven and probable reserves as set out in Guide 7 of the Securities Act Industry Guides adopted by the SEC (“Guide 7”).  In addition, Canadian law requires disclosure of mineral resources that equate to measured, indicated and inferred resources.

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

anorthosite
a phaneritic, intrusiveigneous rock characterized by a predominance of plagioclasefeldspar (90-100%), and a minimal mafic component (0-10%). Pyroxene, ilmenite, magnetite, and olivine are the mafic minerals most commonly present.  Anorthosite on earth can be divided into two types: Proterozoic anorthosite (also known as massif or massif-type anorthosite) and Archean anorthosite.

andesite	a fine grained intermediate volcanic rock composed of andesine and one or more mafic constituents.

Archean
a geologiceon before the Proterozoic, ending 2,500 Ma (million years ago). Instead of being based on stratigraphy, this date is defined chronometrically. The lower boundary (starting point) has not been officially recognized by the International Commission on Stratigraphy, but it is usually set to 3,800 Ma at the end of the Hadean eon.

carbonatized	replaced by carbonate mineral(s)

chalcopyrite	copper bearing sulphide

cm	centimeter

deformation
change in shape due to an applied force. This can be a result of tensile (pulling) forces, compressive (pushing) forces, shear, bending or torsion (twisting). Within the Earth rocks are continually being subjected to forces that tend to bend them, twist them, or fracture them. When rocks bend, twist or fracture we say that they deform (change shape or size). The forces that cause deformation of rock are referred to as stresses (Force/unit area).  Deformation is often described in terms of strain. When a rock is subjected to increasing stress it passes through 3 successive stages of deformation – (i) Elastic Deformation (wherein the strain is reversible), (ii) Ductile Deformation (wherein the strain is irreversible), and (iii) Fracture (irreversible strain wherein the material breaks).

diamond drill
a type of rotary drill in which the cutting is done by abrasion using diamonds embedded in a matrix rather than by percussion. The drill cuts a core of rock which is recovered in long cylindrical sections.

epithermal	hydrothermal mineral deposit formed within about 1 kilometer of the earth’s surface and within a temperature range of 50 to 200 degrees centigrade, occurring mainly as veins.

fault
Geologic faults, fault lines or simply faults are planar rock fractures, which show evidence of relative movement. Large faults within the Earth's crust are the result of shear motion and active fault zones are the causal locations of most earthquakes. Earthquakes are caused by energy release during rapid slippage along faults. The largest examples are at tectonic plate boundaries but many faults occur far from active plate boundaries. Since faults do not usually consist of a single, clean fracture, the term fault zone is used when referring to the zone of complex deformation that is associated with the fault plane.  The two sides of a non-vertical fault are called the hanging wall and footwall. By definition, the hanging wall occurs above the fault and the footwall occurs below the fault.

felsic
igneous rock composed principally of feldspars and quartz.  A mnemonic adj. derived from (fe) for feldspar, (l) for lenad or feldspathoid, and (s) for silica, and applied to light-colored rocks containing an abundance of one or all of these constituents. Also applied to the minerals themselves, the chief felsic minerals being quartz, feldspar, feldspathoid and muscovite.

foliation
is any penetrative planar fabric present in rocks. Foliation is common to rocks affected by regional metamorphic compression typical of orogenic belts. Rocks exhibiting foliation include the typical metamorphic rock sequence of slate, phyllite, schist and gneiss. The slatey cleavage typical of slate is due to the parallel growth of microscopic mica crystals. In gneiss the foliation is more typically represented by compositional banding due to segregation of mineral phases.

fracture, fractured, fracturing
A fracture is any discontinuous plane in a geologic formation, such as joints or faults. Fractures can provide permeability for fluids, such as water or hydrocarbons. Highly fractured rocks can make good aquifers or hydrocarbon reservoirs.

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

granite
a common and widely occurring type of intrusive, felsic, igneousrock. Granites are usually medium to coarsely crystalline, occasionally with some individual crystals larger than the groundmass forming a rock known as porphyry. Granites can be pink to dark gray or even black, depending on their chemistry and mineralogy. Outcrops of granite tend to form tors, and rounded massifs. Granites sometimes occur in circular depressions surrounded by a range of hills, formed by the metamorphicaureole or hornfels. Granite is nearly always massive, hard and tough, and it is for this reason it has gained widespread use as a construction stone.

greenstone belt(s)
zones of variably metamorphosedmafic to ultramaficvolcanic sequences with associated sedimentary rocks that occur within Archaean and Proterozoiccratons between granite and gneiss bodies. The belts have been interpreted as having formed at ancient oceanic spreading centers and island arcterranes. Archaean greenstones are found in eastern and northern Canada, western Australia, south and eastern Africa and Madagascar, west Africa and Brazil, and northern Scandinavia and the Kola Peninsula. Proterozoic greenstones occur in west Africa, northern Madagascar, northern Canada and northern Scandinavia. The name comes from the green hue imparted by the chlorite minerals within the rocks. The belts often contain ore deposits of gold, silver, copper, zinc and lead.

hydrothermal alteration
a change in the mineralogy as a result of interaction of the rock with hot water fluids, called “hydrothermal fluids”. The fluids carry metals in solution, either from a nearby igneous source, or from leaching out of some nearby rocks. Hydrothermal alteration is a common phenomena in a wide variety of geologic environments, including fault zones and explosive volcanic features. Hydrothermal fluids cause hydrothermal alteration of rocks by passing hot water fluids through the rocks and changing their composition by adding or removing or redistributing components. Temperatures can range from weakly elevated to boiling. Fluid composition is extremely variable. They may contain various types of gases, salts (briney fluids), water, and metals. The metals are carried as different complexes, thought to involve sulfur and chlorine.

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

intrusive rocks
igneous rocks which form by the crystallization of magma at a depth within the Earth. Intrusive rocks are characterized by large crystal sizes, i.e., their visual appearance shows individual crystals interlocked together to form the rock mass. The cooling of magma deep in the Earth is typically much slower than the cooling process at the surface, so larger crystals can grow. Rocks with visible crystals of roughly the same size are said to have a phaneritic texture. In composition, intrusive rocks include the entire sequence of igneous rock types from the dense and dark ultramafic peridotites to the very light-colored and low-density alkali granites and syenites.

iron formation
Banded iron formations (also known as banded ironstone formations, or BIFs) are a distinctive type of rock often found in old sedimentary rocks. The structures consist of repeated thin layers of iron oxides, either magnetite or hematite, alternating with bands of iron-poor shale and chert. Some of the oldest known rock formations, formed around three thousand million years before present (3 Ga), include banded iron layers, and the banded layers are a common feature in sediments for much of the Earth's early history. Banded iron beds are less common after 1.8 Ga, although some are known that are much younger. The conventional concept is that the banded iron layers were formed in water as the result of oxygen released by photosyntheticcyanobacteria, combining with dissolved iron in Earth's oceans to form insoluble iron oxides, which precipitated out, forming a thin layer on the substrate, which may have been anoxic mud (forming shale and chert). Each band is similar to a varve. The banding is assumed to result from cyclic variations in available oxygen. It is unclear whether these banded formations were seasonal or followed some other cycle.

komatiites
komatiites are ultramafic mantle-derived volcanic rocks. They have low SiO2, low K2O, low Al2O3, and high to extremely high MgO. True komatiites are very rare and essentially restricted to rocks of Achaean age and most are greater than two billion years old, restricted in distribution to the Achaean shield areas. Komatiites occur with other ultramafic and high-magnesian mafic volcanic rocks in Achaean greenstone belts.

Km	kilometer

m	Meters

lapilli tuff
lapilli is a size classification term for tephra, which is material that falls out of the air during a volcanic eruption. Lapilli (singular: lapillus) means "little stones" in Latin. They are in some senses similar to ooids or pisoids in calcareous sediments. By definition lapilli range in size from 2 mm to 64 mm in diameter. Lapilli are spheroid, teardrop, dumbbell, or button shaped droplets of molten or semi-molten lava ejected from a volcanic eruption which fall to earth while still at least partially molten. These granules are not accretionary, but are the direct result of liquid rock cooling as it travels through the air. Lapilli tuffs are a very common form of volcanic rock typical of rhyolite, andesite and dacite pyroclastic eruptions. Here, large thicknesses of lapilli can be deposited during a basal surge eruption. Most lapilli tuffs which remain in ancient terrains are formed by the accumulation and welding of semi-molten lapilli into what is known as a welded tuff.

lithogeochemical	a geochemical survey that involves the sampling of rocks.

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

metamorphism
the solid state recrystallisation of pre-existing rocks due to changes in heat and/or pressure and/or introduction of fluids i.e without melting. There will be mineralogical, chemical and crystallographic changes. Metamorphism produced with increasing pressure and temperature conditions is known as prograde metamorphism. Conversely, decreasing temperatures and pressure characterize retrograde metamorphism. The temperature lower limit of metamorphism is considered to be between 100 - 150°C, to exclude diagenetic changes, due to compaction, which result in sedimentary rocks. There is no agreement as for a pressure lower limit. The upper boundary of metamorphic conditions is related to the onset of melting processes in the rock. The temperature interval is between 700 - 900°C, with pressures that depend on the composition of the rock. Migmatites are rocks formed on this borderline. They present both melting and solid-state features.

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

mineral resource
(NI 43-101 definition) is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such grade or quality that is has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geologic evidence and knowledge.

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

pyrrhotite
an unusual ironsulfide mineral with a variable iron content: Fe(1-x)S (x = 0 to 0.2). The FeS endmember is known as troilite. Also called magnetic pyrite because the color is similar to pyrite and it is weakly magnetic, the magnetism increases as the iron content decreases. Pyrrhotite is odd also because it has two crystal symmetries. When pyrrhotite is high in iron and the formula is closer to true FeS the structure is hexagonal. But, when it is low in iron, the structure is monoclinic. Both symmetries occur together in the same specimen. The name is derived from Greek pyrrhos, flame-colored. Pyrrhotite is a rather common trace constituent of igneous rocks. It occurs as segregation deposits from mafic igneous rocks associated with pentlandite, chalcopyrite and other sulfides. It also occurs in pegmatites and in contact metamorphic zones. The troilite endmember, though only rarely encountered in the Earth's crust, is found in many meteorites.

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

sedimentary rock(s)
is one of the three main rock groups (along with igneous and metamorphic rocks) and is formed in four main ways: by the deposition of the weathered remains of other rocks (known as 'clastic' sedimentary rocks); by water, ice and wind patterns (by the accumulation and the consolidation of sediments); by the deposition of the results of biogenic activity; and by precipitation from solution. Sedimentary rocks have common types such as chalk, limestone, sandstone and shale. Sedimentary rocks cover 75% of the Earth's land area. Four basic processes are involved in the formation of a clastic sedimentary rock: weathering (erosion)caused mainly by friction of waves, transportation where the sediment is carried along by a current, deposition and compaction where the sediment is squashed together to form a rock of this kind. Sedimentary rocks are formed because of the overburden pressure as particles of sediment are deposited out of air, ice, wind, or water flows carrying the particles in suspension. As sediment deposition builds up, the overburden (or 'lithostatic') pressure squeezes the sediment into layered solids in a process known as lithification ('rock formation') and the original connate fluids are expelled. The term diagenesis is used to describe all the chemical, physical, and biological changes, including cementation, undergone by a sediment after its initial deposition and during and after its lithification, exclusive of surface weathering. Sedimentary rocks are laid down in layers called beds or strata. Each new layer is laid down horizontally over older ones in a process called superposition.

serpentine
a group of common rock-forming hydrousmagnesiumironphyllosilicate ((Mg, Fe)3Si2O5(OH)4) minerals; it may contain minor amounts of other elements including chromium, manganese, cobalt and nickel. In mineralogy and gemology, serpentine may refer to any of 20 varieties belonging to the serpentine group. Owing to admixture, these varieties are not always easy to individualize, and distinctions are not usually made. There are three important mineral polymorphs of serpentine: antigorite, chrysotile and lizardite. Serpentine is said to owe its name either to its serpent-like colours and patterns or from an old belief that the stones were effective protection from snake bites. They have their origins in metamorphic alterations of peridotite and pyroxene. Serpentines may also pseudomorphously replace other magnesium silicates. Alterations may be incomplete, causing physical properties of serpentines to vary widely. Where they form a significant part of the land surface, the soil is unusually high in clay. Rock composed primarily of these minerals is called serpentinite. Serpentines find use in industry for a number of purposes, such as railway ballasts, building materials, and the asbestiform types find use as thermal and electrical insulation (chrysotile asbestos). The asbestos content can be released to the air when serpentine is excavated and if it is used as a road surface, forming a long term health hazard by breathing. Asbestos from serpentine can also appear at low levels in water supplies through normal weathering processes, but there is as yet no identified health hazard associated with use or ingestion.

shear zone	where a fault affects a width of rock rather than being a single clean break, the width of affected rock is referred to as the shear zone. The term implies movement, i.e. shearing.

silicification
the introduction of, or replacement by, silica, generally resulting in the formation of fine-grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals; a process of fossilization whereby the original organic components of an organism are replaced by silica, as quartz, chalcedony, or opal.

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

tuff
Tuff is a volcanic rock made up of a mixture of volcanic rock and mineral fragments in a volcanic ash matrix. Wherever there are explosive volcanic eruptions you can expect to find tuff. Tuff forms when some combination of ash, rock and mineral fragments (pyroclastics or tephra) are blasted into the air, then fall to the ground as a mixed deposit. Most of the rock fragments tend to be volcanic rocks that were once solidified parts of the volcano that erupted to produce the tuff, but sometimes other types of rock are blasted out and incorporated into the tuff as well. Sometimes erupted material is so hot when it reaches the ground that it fuses together to produce a welded tuff.

ultramafic
ultramafic (or ultrabasic) rocks are igneous and meta-igneous rocks with very low silica content (less than 45%), generally>18% MgO, high FeO, low potassium, and are composed of usually greater than 90% mafic minerals (dark colored, high magnesium and iron content). The Earth's mantle is considered to be composed of ultramafic rocks.

volcanic rocks
If the magma erupts at the surface, it is called an extrusive igneous, or volcanic rock. Extrusive igneous rocks are more abundant and comprise most of the islands.  Volcanic rocks are classified by the size, abundance, and type of crystals. Volcanic rocks are usually fine-grained or aphanitic to glassy in texture. They often contain clasts of other rocks and phenocrysts. Phenocrysts are crystals that are larger than the matrix and are identifiable with the unaided eye. Rhomb porphyry is an example with large rhomb shaped phenocrysts embedded in a very fine grained matrix. Volcanic rocks often have a vesicular texture, which is the result voids left by volatiles escaping from the molten lava.

VMS (volcanogenic massive sulphides)
volcanogenic massive sulfide ore deposits or “VMS” are a type of metal sulfide ore deposit, mainly Cu-Zn which are associated with and created by volcanic-associated hydrothermal events. They are predominantly stratiform accumulations of sulphide minerals that precipitate from hydrothermal fluids at or below the seafloor, in a wide range of ancient and modern geological settings. They occur within volcano-sedimentary stratigraphic successions, and are commonly coeval and coincident with volcanic rocks. As a class, they represent a significant source of the world's Cu, Zn, Pb, Au, and Ag ores, with Co, Sn, Ba, S, Se, Mn, Cd, In, Bi, Te, Ga and Ge as co- or by-products.

Forward Looking Statements

The Company cautions readers regarding forward looking statements found in the following discussion and elsewhere in this annual report and in any other statement made by, or on the behalf of the Company, whether or not in future filings with the Securities Exchange Commission (“SEC”).  Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments.  Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, with respect to future business decisions, are subject to change.  See “Item 3.  Key Information - Risk Factors”. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company.  The Company disclaims any obligation to update forward looking statements.

PART I

Item 1.           Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2.           Offer Statistics and Expected Timetable.

Not applicable.

Item 3.           Key Information.

Selected Financial Data

The selected financial data of the Company for the years ended August 31, 2006, 2005 and 2004, was derived from the financial statements of the Company which have been audited by D & H Group LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this annual report.  The selected financial data set forth for the years ended August 31, 2003 and 2002, are derived from the Company’s audited consolidated financial statements, not included herein.

The information in the following table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading “Item 5.  Operating and Financial Review and Prospects”.

Reference is made to Note 17 of the Company’s financial statements included herein for a discussion of the material differences between Canadian generally accepted accounting principles (“GAAP”) and US GAAP, and their effect on the Company’s financial statements.

	($ in ‘000s, except per share data)
	Year Ended August 31,
	2006	2005	2004	2003	2002
Revenues	$17	$31	$82	$69	$163
Production expenses	-	-	$22	$17	$135
Depreciation, depletion and impairment	$39	$4	$10	$1,252	$6,011
General and administrative expenses	$1,268	$1,060	$184	$177	$242
Stock-based compensation	$551	$559	$180	-	-
Net loss	$(2,200)	$(368)	$(257)	$(1,473)	$(6,567)
Loss per share	$(0.08)	$(0.02)	$(0.05)	$(0.50)	$(2.24)
Weighted average number of shares	28,448	16,050	5,654	2,927	2,927
Dividends per share	-	-	-	-	-
Working capital (deficiency)	$152	$507	$279	$(2)	$77
Resource interests	$23,846	$22,759	$76	$76	$1,111
Other assets	$299	$78	-	-	$115
Shareholders’ equity	$10,449	$9,078	$355	$(945)	$528
Capital stock	$32,396	$28,488	$20,914	$19,537	$19,537
Contributed surplus	$1,361	$739	$180	-	-
Total assets	$24,553	$23,929	$418	$93	$1,631

Adjustment to United States Generally Accepted Accounting Principles

The financial statements of the Company are presented in accordance with Canadian GAAP.  Canadian GAAP differs in certain material respects from US GAAP.  The material differences between Canadian and US GAAP, in respect of these financial statements, are summarized in the tables below.

Statements of Loss
	2006 $	2005 $	2004 $
Net loss under Canadian GAAP	(2,199,935)	(368,110)	(257,022)
Unproven mineral interests expensed (i)	(545,409)	(11,025,762)	-
Other compensation expense (ii)	-	(12,144)	(15,503)
Gain on settlement (iii)	-	-	(97,207)
Deferred income tax expense (v)	(491,326)	(1,103,364)	-
Net loss under US GAAP	(3,236,670)	(12,509,380)	(369,732)
Loss per share under US GAAP	(0.11)	(0.78)	(0.07)

Balance Sheets
	2006 $	2005 $
Total assets under Canadian GAAP	24,552,668	23,928,682
Unproven mineral interests expensed (i)	(11,571,171)	(11,025,762)
Total assets under US GAAP	12,981,497	12,902,920

Total liabilities under Canadian GAAP	14,103,188	14,850,721
Total liabilities under US GAAP	14,103,188	14,850,721

Total shareholders’ equity under Canadian GAAP	10,449,480	9,077,961
Unproven mineral interests expensed (i)	(11,571,171)	(11,025,762)
Total shareholders’ deficiency under US GAAP	(1,121,691)	(1,947,801)

Statements of Cash Flows
	2006 $	2005 $	2004 $
Operating Activities

Cash used per Canadian GAAP	(2,199,935)	(368,110)	(257,022)
Unproven mineral interests	(2,469,647)	(5,842,760)	(75,906)
Cash used per US GAAP	(4,669,582)	(6,210,870)	(332,928)

Investing Activities

Cash provided per Canadian GAAP	(2,744,397)	(5,879,653)	(21,211)
Unproven mineral interests	2,469,647	5,842,760	75,906
Cash (used) provided per US GAAP	(274,750)	(36,893)	54,695

(i)	Unproven Mineral Interests

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

For US GAAP purposes, the Company has adopted the provisions of EITF 04-2, “Whether Mineral Rights are Tangible or Intangible Assets” and FSP FAS 141-1 and 142-1 which concluded that mineral rights are tangible assets.  Accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights.  The effect of adoption of EITF 04-2 is to reduce previously reported loss and loss per share for fiscal 2005 and 2004 by $12,986,665 and $75,906, and $0.81 and $0.01, respectively.  In addition, total assets is increased by $11,733,571 and shareholders’ deficiency is decreased by $11,733,571 as at December 31, 2005.

(ii)	Private Placements of Common Stock

The Company conducts the majority of its equity financings pursuant to private placements.  Under the policies of the TSX Venture Exchange (“TSXV”), the Company may provide a discount off the market price of the Company’s common stock.  US GAAP does not permit a discount from the market price. US GAAP requires the recognition of the market value of the Company’s common stock as a credit to share capital, with a charge to operations for the portion of the discount relating to equity financings conducted with officers and directors of the Company and a charge to shareholders’ equity, as a capital distribution, for the discount relating to the remaining portion of the equity financings.

Under US GAAP, loss and capital distributions for fiscal 2006  would increase by $nil (2005 - $12,144; 2004 - $15,503) and $158,413 (2005 - $966,502; 2004 - $206,497), respectively, and share capital, as at August 31, 2006, would increase by $2,320,461 (2005 - $2,162,048; 2004 - $1,183,402).  There is no net change to shareholders’ equity.

(iii)	Settlement with Related Parties

US GAAP requires that gains on settlement of advances with related parties be credited to deficit.  There is no net change in shareholders’ equity.

(iv)	Functional Currency

The Company’s functional currency is the Canadian dollar.

(v)	Canadian Flow-Through Shares

During fiscal 2006, the Company issued 3,293,070 flow-through common shares (2005 - 4,626,364 shares) for gross proceeds of $2,305,149 (2005 - $4,395,046).  Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation.  Under Canadian GAAP, the flow-through shares are recorded at their face value when issued and the renunciation of such expenditures is accounted for as a financing cost related to the flow-through issuance and results in a reduction of share capital with a corresponding increase in the Company’s future income tax liability.

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

Under US GAAP the loss for fiscal 2006 and shareholders’ deficiency as at August 31, 2006, would increase by $491,326 (2005 - $1,103,364; 2004 - $nil).

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

Under US GAAP, SFAS 34 - Capitalization of Interest Cost (“SFAS 34”) lists assets qualifying for interest capitalization.  The exploration of unproven mineral interests does not qualify.  As such, $50,000 (2005 - $41,667) of capitalized dividends on redeemable preferred shares would be separately charged to earnings.  There is no net change to net loss under US GAAP.

(vii)	Development Stage Company

The Company is in the exploration stage and, as of July 1, 2004, is considered a development stage company as defined by SFAS 7.  To August 31, 2006, the Company has accumulated a deficit of $15,912,247 while in the development stage.

Recent Accounting Pronouncements

United States Pronouncements

The Financial Accounting Standards Board (“FASB”) has issued Statement of Financial Accounting Standards (“SFAS”) 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for consistently measuring fair value under GAAP and expands disclosures about fair value measurements.  SFAS 157 is effective beginning January 1, 2008, and the provisions of SFAS 157 will be applied prospectively as of that date.  The adoption of SFAS 157 is not expected to have an effect on the Company’s financial position.

The FASB has also issued FAS Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS Interpretation No. 109, “Accounting for Income Taxes”.  FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  The adoption of FIN 48 is not expected to have an effect on the Company’s financial position.

Canadian Pronouncements

The Company believes that there are no new Canadian pronouncements which will have a material effect on the Company’s financial position or results of operations.

Exchange Rate History

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one US dollar for the fiscal years ended August 31, 2006, 2005, 2004, 2003 and 2002.

Period	Average

September 1, 2005 - August 31, 2006	0.8761
September 1, 2004 - August 31, 2005	0.7518
September 1, 2003 - August 31, 2004	0.6767
September 1, 2002 - August 31, 2003	0.6355
September 1, 2001 - August 31, 2002	0.6537

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one US dollar for the six-month period ended February 28, 2007.

Month	High	Low

February 2007	0.8631	0.8437
January 2007	0.8586	0.8457
December 2006	0.8760	0.8582
November 2006	0.8869	0.8715
October 2006	0.8965	0.8784
September 2006	0.9048	0.8872

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

Risk Factors

The Company is a resource exploration company currently engaged in the acquisition, exploration and development of mineral interests located in Canada.  The Company has, in the past, conducted business in the petroleum and natural gas industry.  During fiscal 2004, the Company ceased activities in the petroleum and natural gas industry.  See “Item 4.  Information on the Company - Principal Properties”.  The following risk factors apply to the Company’s mineral exploration activities.

The Company has limited financial resources and if the Company is unable to secure additional funding and/or if the Company’s exploration programs are unsuccessful, the Company may fail.

Mineral exploration involves significant risk and few properties that are explored are ultimately developed into producing mines.  Substantial expenditures may be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metals from the ore and to construct the mining and processing facilities at any site chosen for mining.  The Company’s proposed exploration programs may not result in any commercial mining operation.  The Company’s interests relate to unproved mineral claims which are without a known body of commercial ore and the proposed programs are an exploratory search for ore.  The Company intends to carry out exploration with the objective of establishing an economic body of ore. If the Company’s proposed exploration programs are successful, additional funds will be required for the development of an economic ore body and to place it into commercial production.  The only sources of future funds presently available to the Company are the sale of equity capital, the exercise of warrants and options or the offering by the Company of an interest in the mineral claim to be earned to another party or parties.  If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims and/or may be required to cease operations.

It is unlikely that any of the property interests owned by the Company will contain “reserves”; therefore, it is likely that the funds spent by the Company on its exploration activities will be lost.

All of the Company’s property interests are in the exploration stage and do not contain any “reserves”, as that term is defined in Industry Guide 7 adopted by the SEC.  The term “reserves” is defined in Industry Guide 7 as “that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.”  Industry Guide 7 is available from the SEC’s website at:

http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Mineral exploration involves significant risk and few properties that are explored are ultimately developed into producing mines.  The probability of an individual prospect ever having reserves that meet the requirements of Industry Guide 7 is extremely remote.  The Company’s property interests, in all probability, do not contain any reserves and any funds spent on exploration of the Company’s property interests will probably be lost.  If any of the Company’s exploration programs are successful, the Company will require additional funds to advance the property beyond the exploration stage.  Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims and/or may be required to cease all activities.

If the Company issues shares or options to its officers, directors or key employees, or if the Company obtains funding through the sale of additional common shares, the shareholders will experience dilution.

The Company may in the future grant to some or all of its directors, officers, insiders and key employees options to purchase the Company’s common shares as non-cash incentives to those employees.  Such options may be granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSXV, when the public market is depressed.  To the extent that significant numbers of such options may be granted and exercised, the interests of then existing shareholders of the Company will be subject to additional dilution.

The Company is currently without a source of revenue and will most likely be required to issue additional shares to settle its debentures, to pay the interest on the preferred stock and/or to redeem or retract the preferred stock issued in connection with the Duport Property acquisition, to finance its activities and, depending on the outcome of its proposed exploration programs, may issue additional shares to finance additional exploration programs on any or all of its projects or to acquire additional properties.  The issuance of additional shares will cause the Company’s existing shareholders to experience dilution of their ownership interests.

The price of the Company’s common shares is subject to market fluctuations and volatility which may not be related to the Company’s operations and such fluctuations may impact the Company’s ability to complete equity financings; if the Company cannot complete additional equity financings, it may not be able to continue its operations.

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly junior natural resources exploration companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of the Company’s common shares fluctuated from a low of $0.30 to a high of $0.75 during the 12-month period ending January 31, 2007.  Continued price fluctuations will have a significant impact on the Company’s ability to complete equity financings.

The Company’s operations are subject to government regulations which may subject the Company to penalties for failure to comply and may limit the Company’s ability to conduct exploration activities and could cause the Company to delay or abandon its projects.

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

The Company’s proposed exploration activities may be subject to federal, provincial and local laws and regulations governing the protection of the environment, including laws and regulations relating to air and water quality, waste disposal, and the protection of endangered or threatened species.

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

The Company’s activities will be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Exploration for minerals on the Company’s projects is subject to significant risks which could increase the costs of exploration and could cause the Company to delay or abandon its projects.

The Company’s projects are without a known ore body of commercial ore and its proposed programs are exploratory in nature.  Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.  The long-term profitability of the Company’s activities will be, in part, directly related to the cost and success of its proposed exploration programs, which may be affected by a number of factors beyond the Company’s control.

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration for gold (also “Au”), and other metals, any of which could result in work stoppages, damage to property, and possible environmental damage.

The Company will rely upon consultants and others for exploration expertise.  If any of the Company’s property interests or option interests merit development, substantial expenditures will be required to advance the projects beyond the exploration stage.  The Company may not discover minerals in sufficient quantities to justify commercial operations and the Company may not be able to obtain the funds required for its activities on a timely basis.  The economics of exploring for gold, silver and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

The Company may incur liability for certain risks against which the Company does not have insurance, which could reduce or eliminate any future profitability and negatively impact the price of the Company’s shares.

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

The Company owns and has under option, unpatented and patented mining claims, mineral claims or concessions which constitute the Company’s property holdings.  The ownership and validity of unpatented mining claims and concessions are often uncertain and may be contested.

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

The boundaries of some of the Company’s property interests have not been surveyed and, therefore, the precise location and area of these mining properties may be in doubt.  The Company is not aware of challenges to the location or area of the unpatented mining claims in which the Company has acquired an interest.

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

Several of the Company’s directors are also directors, officers or shareholders of other companies.  Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed.  Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia) (the “BCBCA”).  The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they many have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director.  In order to avoid the possible conflict of interest which may arise between the directors= duties to the Company and their duties to the other companies on whose boards they serve, the directors and officers of the Company have agreed to the following:

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

As of the date of this annual report, all material conflicts of interests which have arisen since September 1, 2004, have been described in “Item 7.  Major Shareholders and Related Party Transactions.”

If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter, and the minutes of the meeting will reflect such disclosure and abstention from voting.  In determining whether or not the Company will participate in any project or opportunity, the board of directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time. See “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest”.

The prices of metals fluctuate in the market and such fluctuations could negatively impact the Company’s ability to raise funding and may cause certain activities to become uneconomic.

Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major mineral producing regions.  Variations in the market prices of metals may impact on the Company’s ability to raise funding to conduct exploration of its properties.  In addition, any significant fluctuations in metal prices will impact on the Company’s decision to accelerate or reduce its proposed exploration activities.

The Company does not pay dividends on its common shares; therefore, investors seeking dividend income should not purchase the common shares.

The Company has never declared or paid cash dividends on its common shares and does not anticipate doing so in the foreseeable future.  Additionally, the determination as to the declaration of dividends is within the discretion of the Company’s Board of Directors, which may never declare cash dividends on the Company’s common stock.  Investors cannot expect to receive a dividend on the Company’s common shares in the foreseeable future, if at all.

The Company is dependent upon its management and the loss of any of its management and/or if the Company is unable to recruit additional managers could negatively impact the Company’s ability to continue its operations.

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its key officers, Ms. Lynda Bloom, a director, President and Chief Executive Officer of the Company, Mr. Marc Cernovitch, a director and Chairman of the Company, Mr. Nick DeMare, a director and Chief Financial Officer of the Company and Mr. Tom Healy, a director, Senior Vice-President and Chief Operating Officer for the Company.  The loss of services of Ms. Bloom and Messrs. Cernovitch, DeMare or Healy, respectively, could have a material adverse effect on the Company.  The Company has not obtained key-man life insurance on any of its officers or directors.  The Company’s ability to recruit and retain highly qualified management personnel is critical to its success; if it is unable to do so this may materially affect the Company’s financial performance.

The majority of the Company’s current corporate operations are performed by other than Company personnel and if such personnel are not available in the future, the Company may incur significant expenses to find suitable replacements and/or to hire other personnel.

Corporate accounting, management and administration are provided, in part, by Chase Management Ltd. (“Chase”), a company owned by Mr. Nick DeMare, Chief Financial Officer of the Company.  In the event the Company needs to employ additional personnel, it will need to recruit qualified personnel to staff its operations.  The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company operates.  There can be no assurance, however, that such personnel will be available in the future.  In addition, it cannot be predicted whether the labor staffing at any of the Company’s projects will be unionized, which may result in potentially higher operating costs.

The Company’s shares are subject to the SEC’s penny stock rules, which may restrict the ability of brokers to sell the Company’s common stock and may reduce the secondary market for the common stock.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in “penny stock”.  Generally, penny stocks are equity securities with a price of less than US $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system).  If the Company’s shares are traded for less than US $5 per share, as they currently are, the shares will be subject to the SEC’s penny stock rules unless (1) the Company’s net tangible assets exceed US $5,000,000 during the Company’s first three years of continuous operations or US $2,000,000 after the Company’s first three years of continuous operations; or (2) the Company has had average revenue of at least US $6,000,000 for the last three years.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules.  Since the Company’s shares are traded for less than US $5.00 per share, the Company’s common stock is subject to the penny stock rules.  Therefore, the holders of the common stock may find it difficult to sell the common stock of the Company.  These rules may restrict the ability of brokers to sell the common stock and may reduce the secondary market for the common stock.  A limited secondary market may result in a decrease in the value of the shares and/or a partial or total loss of an investor’s investment.

The Company and/or its subsidiaries (if any) may be deemed to be a “Passive Foreign Investment Company” for U.S. tax purposes which could subject U.S. shareholders to increased tax liability.

The Company and/or its subsidiaries may be deemed to be a “Passive Foreign Investment Company”.  See “Item 10.  Additional Information - Taxation.”  If the Company or any of its subsidiaries is deemed to be a Passive Foreign Investment Company, a United States holder of the Company’s common shares would be required to pay an interest charge together with tax calculated at maximum tax rates on certain “excess distributions” (defined to include certain dividends from a Passive Foreign Investment Company and any gain on the sale of stock of a Passive Foreign Investment Company) unless such holder made an election either to (1) include in his or her taxable income his or her pro rata share of the Passive Foreign Investment Company’s ordinary earnings and net capital gains under the Qualified Electing Fund rules or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Internal Revenue Code of 1986, as amended. The elections require certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply.

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

It may be difficult to bring and enforce suits against the Company.  The Company is a corporation domiciled in British Columbia.  None of the Company’s directors and officers are residents of the United States, and all or a substantial portion of their assets are located outside of the United States.  As a result, it may be difficult for U.S. holders of the Company’s common shares to effect service of process on these persons within the United States or to enforce judgments obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company or its officers and directors.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company, its officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company, its officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

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

History and Development of the Company

The Company was incorporated under the laws of British Columbia, Canada, under the name of Golden Chance Resources Inc. on June 16, 1983.  On October 15, 1990, the Company’s name was changed to Trimark Resources Ltd. On December 14, 1993, the Company was continued under the Business Corporations Act (Yukon Territory).  On the continuance the Company changed its authorized capital into “unlimited common shares without par value.”  On December 13, 1996, the Company’s name was changed to International Trimark Resources Ltd.  On June 16, 1997, the Company changed its name to Trimark Oil & Gas Ltd.  On March 21, 2002, the Company changed its name to Trimark Energy Ltd.  On February 23, 2004, the Company changed its name to its current name, Halo Resources Ltd.  Effective November 16, 2004, the Company changed its domicile through continuation from the Yukon Territory to British Columbia under the BCBCA. See “Item 10. Additional Information - Memorandum and Articles of Association”.

The primary market for the Company’s common stock is the TSXV.  The Company trades on the TSXV under the symbol “HLO” and is classified as a Tier 2 company.

Effective November 23, 2005, the Company’s Series A Warrants and Series B Warrants were listed and posted for trading on the TSXV under the symbols “HLO.WT.A” and “HLO.WT.B”, respectively.  On December 23, 2006, the Series A and Series B Warrants expired without having any trades made.

Effective August 7, 2000, the Company’s common stock was listed for quotation on the Over-the-Counter Bulletin Board (the “OTC Bulletin Board”) operated by the National Association of Securities Dealers, where it currently trades under the symbol “HLOSF.OB”.

In addition, since February 2005, the Company’s common stock has been listed on the Frankfurt Stock Exchange (“FSE”) and XETRA (Electronic Dealing System) under the trading symbol “HRL”.

The Company’s principal business office is located at Suite 1280, 625 Howe Street, Vancouver, British Columbia, V6C 2T6.  The Company’s executive office is located at Suite 2900, 25 King Street West, Toronto, Ontario, M5L 1G3.  The Company also has an exploration office located at Suite 2, 54 Main Street, Flin Flon, Manitoba, R8A 1J6.  The contact person is Marc Cernovitch, Chairman of the Company.  The telephone number is (604) 484-0068 and the facsimile number is (604) 484-0069.  The Company’s registered office is located at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7.  The Company does not have a registered agent in the United States.

Property Acquisitions

Duport Property.  On July 5, 2004, the Company entered into an agreement to acquire a 100% interest in the Duport Property (the “Duport HOA”) with the Sheridan Platinum Group and Mr. Pat Sheridan (collectively, the “Sheridan Group”). Under the Duport HOA, the Company had the right to acquire a 100% interest in the property by paying $250,000 on closing, together with the issuance of one million common shares and $8 million in series 1 preferred shares (the “Series 1 Preferred Shares”) and the grant of a 2.5% net smelter return royalty (“NSR”) on the first 1.5 million ounces of gold produced and a 5% NSR on all amounts in excess thereof.  The transaction received shareholder approval at the Company’s November 2, 2004 special meeting of shareholders and the February 9, 2005 annual and special meeting of shareholders. The option was exercised pursuant to the execution of a definitive agreement between Halo and The Sheridan Group dated February 18, 2005 (the “Duport Agreement”) and the transaction closed effective March 24, 2005. The Series 1 Preferred Shares issued in connection with the Duport HOA have a term of five years and are subject to the dividend, redemption, retraction and voting privileges set forth below.  See “Item 4.  Information on the Company - Principal Properties”.

Bachelor Lake Property. On November 12, 2004, the Company entered into an option agreement to earn a 50% interest in the Bachelor Lake Property with Wolfden Resources Inc. (“Wolfden”). A definitive agreement (the “Assignment and Assumption Agreement”) was subsequently executed on April 15, 2005.

Under the terms of the Assignment and Assumption Agreement, Wolfden assigned to the Company its option to earn a 50% interest in the Bachelor Lake Property from Metanor Resources Inc. (“Metanor”) by paying to Wolfden an aggregate of $1,943,123 (comprised of $650,000 in acquisition costs and $1,293,123 in reimbursement of exploration expenditures) and issuing 2.1 million common shares subject to a 12-month contractual hold period. Upon securing project financing and the commencement of commercial production on the property resulting in a minimum of 50,000 ounces of gold or silver equivalent being produced, the Company will pay a bonus payment to Wolfden in the amount of $250,000 cash and 250,000 common shares. The Company also agreed to pay Wolfden a net smelter return royalty of 0.5% on the Company’s share of the net smelter return and assumed Wolfden’s $3 million exploration funding commitment at the Bachelor Lake Property.

Effective May 18, 2005, the Company and Metanor entered into an agreement whereby Metanor acknowledged the Assignment and Assumption Agreement, and the terms of the underlying option agreement on the Bachelor Lake Property were amended.  Under the amendment, the Company could exercise its option to earn the 50% interest in the Bachelor Lake Property by spending a minimum of $500,000 of exploration on the Bachelor Lake Property and paying $100,000 to Metanor.  All of the required exploration funding has subsequently been expended.  On September 21, 2005, the Company exercised its option and paid $100,000 to Metanor.  The Company and Metanor subsequently executed a definitive joint venture agreement (the “Bachelor Lake JV Agreement”) setting forth the terms and conditions governing the relationship between the parties and providing for the means by which each of them shall participate in the exploration, development and mining activities on the Bachelor Lake Property dated July 1, 2005.

On May 2, 2006, as amended August 28, 2006, the Company and Metanor entered into a purchase agreement (the “Metanor Purchase”) whereby Metanor agreed to purchase the Company’s 50% interest in the Bachelor Lake JV in consideration of $3.5 million cash, $750,000 in common shares of Metanor and a 1% NSR in favour of the Company. Closing of the Metanor Purchase (the “Closing”) was scheduled to occur (the “Completion Date”) on the earlier of:

i)      30 days after Metanor completes a $5 million financing; or
ii)           November 10, 2006.

The Metanor Purchase contemplated total consideration of a minimum of $4.25 million.  Accordingly, during fiscal 2006, the Company recognized an impairment of $1,538,655 to reflect the difference between the Company’s recorded costs and the anticipated proceeds.

On November 17, 2006, Metanor and the Company agreed to a new agreement (the “Revised Metanor Purchase”) under which Metanor has now agreed to purchase the Company’s 50% interest in the Bachelor Lake JV for total consideration of $4 million, as follows:

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

The Company will recognize a further write-down of approximately $225,000 in fiscal 2007 to reflect the terms of the Revised Metanor Agreement.  See “Item 4.  Information on the Company - Principal Properties”.

Quarter Moon Lake Gold Property.  On February 9, 2005, as amended February 9, 2006, the Company signed a letter of intent (the “Quarter Moon LOI”) with Endowment Lakes (2002) Limited Partnership (“Endowment Lakes”) granting the Company the option to earn up to an 80% interest in the Quarter Moon Lake Gold Property in north-central Manitoba. Under the Quarter Moon LOI, the Company was granted the right to acquire an initial 51% interest in the property by paying $40,000 and issuing 50,000 common shares upon regulatory approval of the transaction, completing a $250,000 minimum work commitment in the first year, paying a further $40,000 and issuing 50,000 common shares on the first anniversary and completing a further $300,000 minimum work commitment in the second year. The Company was granted the further option to earn an additional 29% interest by completing an additional $1.5 million in exploration and development over a subsequent two year period and paying an additional $40,000 and issuing 50,000 common shares on or before the third anniversary of the Quarter Moon LOI.

On December 3, 2006, the Company and Endowment Lakes entered into a formal purchase agreement (the “Quarter Moon Purchase Agreement”) under which the Company has purchased a 100% interest in ten mining claims, including the original five mining claims under the Quarter Moon LOI, in north-central Manitoba, for $90,000 cash and the issuance of 160,000 common shares of the Company.  Endowment Lakes holds a 1% NSR, of which a 0.5% NSR can be purchased at any time for $500,000.  See “Item 4.  Information on the Company - Principal Properties - Quarter Moon Lake Property and Sherridon Property”.

Dunlop HOA.  On February 9, 2006, the Company and W. Bruce Dunlop Limited NPL entered into a heads of agreement (the “Dunlop HOA”), whereby the Company was granted the option to earn a 100% undivided interest in three unproven mineral claims, covering 536 hectares located in the Sherridon area, north-central Manitoba, for $90,000 cash ($15,000 paid), issuance of 250,000 common shares of the Company (25,000 shares issued) and expending a total of $170,000 in work expenditures over a four year period.  See “Item 4.  Information on the Company - Principal Properties - Sherridon Property”.

Hudson Bay Exploration and Development Company Limited.  On March 19, 2006, the Company and Hudson Bay Exploration and Development Company Limited (“HBED”) entered into three option agreements (the “HBED Options”), whereby the Company was granted options to acquire 100% interests in 24 unproven mineral claims and one mining lease covering approximately 3,226 hectares located in the Sherridon area, north-central Manitoba.  In order to earn 100% interests in all of the mineral claims and the mining lease the Company will be required to make option payments totalling $650,000 and incur expenditures totalling $4,300,000 over a five year period.  Upon agreement by both the Company and HBED, up to $187,500 of the option payments may be paid in common shares of the Company.

Should the Company acquire a 100% interest in any of the claim groups under the HBED Options, HBED has the option to back-in for a 51% interest in the subject claims group by paying 135% of the expenditures incurred by the Company.  HBED will also hold a 2% NSR.  See “Item 4.  Information on the Company - Principal Properties - Sherridon Property”.

West Red Lake Property.   On April 18, 2006, the Company entered into a letter of intent (the “West Red Lake LOI”) with Goldcorp. Inc. (“Goldcorp”) regarding the option to earn a 60% interest in 67 mining claims, a 45% interest in two mining claims, and a 30% interest in ten mining claims (collectively the “West Red Lake Property”) located in Ball Township, Red Lake, Ontario.  On June 20, 2006, the Company and Goldcorp completed a formal option agreement (the “West Red Lake Option”) on the West Red Lake Property.  Under the terms of the West Red Lake Option, the Company is required to perform minimum exploration programs totalling $3 million on or before December 31, 2008.  Upon spending the $3.0 million, the Company is entitled to elect to exercise the option of its interests.  Upon notification of the Company’s election, Goldcorp has 90 days to back-in and reacquire a 25% interest in the 67 mining claims, a 18.75% interest in two mining claims and a 12.5% interest in the ten mining claims by paying $6 million to the Company.  If Goldcorp does not exercise its back-in right, the Company will then be required to issue one million common shares of its share capital to Goldcorp.  See “Item 4.  Information on the Company - Principal Properties - West Red Lake Property”.

Discontinued Oil and Gas Operations

Beginning October 1990, the Company was active in the business of acquiring, exploring and developing oil and gas prospects in the United States and the Company’s main focus were its oil and gas interests in the East Lost Hills Joint Venture and the San Joaquin Joint Venture.  These ventures were unsuccessful and the Company ceased participation in these activities in February 2002.  During fiscal 2002, the Company also participated in the drilling of an exploratory well in regional California.  A side-track well was subsequently drilled and determined to be uneconomic.  The well was plugged and abandoned in September 2002.  Effective March 1, 2004, the Company sold its remaining interests in certain oil and gas leases in the West Ranch Field.  The Company no longer holds any oil and gas interests, nor is it conducting any further activities in the oil and gas industry.

Private Placements

On December 23, 2004, the Company completed a brokered private placement whereby it issued 4,317,951 flow-through units at a price of $0.95 per flow-through unit and 2,673,530 non flow-through units at a price of $0.85 per unit for aggregate gross proceeds of $6.4 million. Each flow-through unit was comprised of one flow-through common share and one-half of one common share purchase warrant (each whole warrant a “Series A Warrant”), with each Series A Warrant exercisable to purchase one additional non flow-through common share for a period of two years at a price of $1.25 during the first year and $1.50 during the second year. Each non flow-through unit is comprised of one common share and one common share purchase warrant (“Series B Warrant”) exercisable to purchase one additional common share for a period of two years at a price of $1.10 during the first year and $1.35 during the second year.

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

The proceeds from the Company’s private placements were used for exploration and development and for general corporate purposes.

Dispositions

During fiscal 2006, the Company entered into the Metanor Purchase, whereby the Company agreed to dispose of its 50% interest in the Bachelor Lake JV for total consideration of a minimum of $4.25 million.  As a result, the Company recognized an impairment of approximately $1.54 million to reflect the difference between the Company’s recorded costs and anticipated proceeds.  On November 17, 2006, the Company and Metanor entered into the Revised Metanor Purchase Agreement whereby Metanor revised its offer to purchase the Company’s 50% interest in the Bachelor Lake JV for total consideration of $4 million and as a result, the Company will recognize a further write-down of approximately $225,000 in fiscal 2007 to reflect the terms of the Revised Metanor Agreement.

The Company did not conduct any disposition of its unproven mineral interests during fiscal 2005.

During fiscal 2004, the Company sold its 3% working interest in the West Ranch Field for $78,630.  On August 31, 2004, the Company formally abandoned its investments in its wholly-owned subsidiaries, Safari Petroleum LLC (“Safari”) and TMK Oil and Gas Inc. (“TMK”).  Both of these companies were inactive at the time of abandonment.

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

2007 Exploration Budget

The total work programs budgeted for the Company’s mineral exploration projects for fiscal 2007, amount to approximately $9.0 million.

Sales and Revenue Distribution

As of the date of this annual report, the Company has not generated any revenues from its mineral properties.

As of the date of this annual report, the Company does not generate any petroleum, natural gas and natural gas liquids revenue and it has ceased its activities in this area. The Company’s share of petroleum, natural gas and natural gas liquids produced from its wells was sold to a variety of purchasers at the wellhead in the United States.  All of its sales were conducted with unaffiliated customers.  These purchasers provided a ready market for all of the Company’s production and paid the local market price, which fluctuated based upon prevailing market conditions.  Due to the number of purchasers in each area, the loss of one or a number of purchasers did not pose a significant risk to the continuity of the Company’s operations.  During fiscal 2004, the Company sold its remaining interest in oil and natural gas properties.

Total revenues, interest and other income reported for fiscal 2006, 2005 and 2004, were as follows:

	($ in 000)
	Years Ended August 31,
	2006	2005	2004
Petroleum and Natural Gas Sales
- United States	$-	$-	$81

Interest and Other Income
- United States	-	-	-
- Canada	17	31	1
	17	31	1
Total Revenue, Interest and Other Income	$17	$31	$82

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

Government Regulations

The Company’s proposed exploration and development activities will be subject to extensive Canadian federal, provincial, and local laws and regulations governing various matters, including:

-	environmental protection;
-	management and use of toxic substances and explosives;
-	management of natural resources;
-	exploration, development of mines, production and post-closure reclamation;
-	taxation;

-	labour standards and occupational health and safety, including mine safety; and
-	historic and cultural preservation.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s activities and delays in the development of its properties.

Other Assets

As at the date of this annual report, the Company does not hold any material assets other than its property, option and mineral claim interests described above.

Employees

As of the date of this annual report the Company has four full-time employees, one directly employed by the Company and three providing their services as consultants.  In addition, the Company is in the process of hiring employees for administration and related exploration of its mineral properties.  The Company’s management functions are provided by private companies owned by officers and directors of the Company.  See “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions”.  In addition, the Company employs a number of consultants to perform specific functions, on an as needed basis.

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

Principal Properties

The Company’s mineral interests are located in the provinces of Manitoba, Ontario and Quebec, Canada.

PROPERTY LOCATION MAP OF HALO PROJECTS IN CANADA

Graphic is included as Exhibit 15.1 to this Form 20-F/A.

Cautionary Note to U.S. Investors concerning estimates of indicated and inferred resources.  This section uses the terms “indicated” and “inferred” resources.  The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, these definitions have not been adopted for use by the SEC.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred” resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that all or part of an inferred resource exists, or is economically mineable.

There are no Industry Guide 7 or NI 43-101 compliant mineral reserves on any of the Company’s properties.

Duport Property, Ontario

Much of the following information on the Duport Property is derived from the report dated January 31, 2006 entitled “Technical Report on the Duport Project, Northwest Ontario, Canada” (the “Duport Report”) prepared by Roscoe Postle Associates Inc. (“RPA”).  Messrs. Graham C. Clow, P. Eng and Wayne W. Valliant, P. Geo were the Qualified Persons who authored the Duport Report.  The individuals who contributed to this report were supervised by these Qualified Persons.  RPA prepared a previous NI 43-101 report for the Duport Property dated November 8, 2004.  The purpose of the updated Duport Report was to review the additional exploration data compiled in 2005, prepare a revised mineral resource estimate, and provide recommendations as to future work programs on the property.

Any information provided subsequent to the Duport Report has been prepared under the supervision of Mr. Kevin Leonard, who is also designated as a “Qualified Person” under the definition of NI 43-101.  Messrs. Graham C. Clow, Wayne W. Valliant and Kevin Leonard have agreed with the references to them in this filing and the disclosures made in this filing based on the Duport Report.

Property Agreements

On July 5, 2004, the Company entered into an agreement to acquire a 100% interest in the Duport Property (the “Duport HOA”) with the Sheridan Platinum Group and Mr. Pat Sheridan (collectively, the “Sheridan Group”). Under the Duport HOA, the Company had the right to acquire a 100% interest in the property by paying $250,000 on closing, together with the issuance of one million common shares and $8 million in series 1 preferred shares (the “Series 1 Preferred Shares”) and the grant of a 2.5% net smelter return royalty (“NSR”) on the first 1.5 million ounces of gold produced and a 5% NSR on all amounts in excess thereof.  The transaction received shareholder approval at the Company’s November 2, 2004 special meeting of shareholders and the February 9, 2005 annual and special meeting of shareholders. The option was exercised pursuant to the execution of a definitive agreement between Halo and The Sheridan Group dated February 18, 2005 (the “Duport Agreement”) and the transaction closed effective March 24, 2005. The Series 1 Preferred Shares have a term of five years and are subject to the dividend, redemption, retraction and voting privileges set forth below.

Property Description and Location

The Duport Property is located on Stevens Island in Shoal Lake.  Shoal Lake is on the border of Ontario and Manitoba and is 45 km southwest of the City of Kenora.  The Duport Property consists of 104 mineral claims over an area of approximately 5,201 hectares in the Kenora Mining Division. In Ontario, an unpatented claim requires annual assessment work credits of $400/unit. One unit measures 400metres by 400 metres. A patented claim is a claim that is privately owned and paying the taxes on it holds it.  A 21-year lease must be applied for and must meet criteria (have shown good results with mine potential). It requires annual rent of $3.00/ hectare. A mineral lease of occupation (MLO) is a permit for rental of Crown Land and requires an annual rental fee of $5.00 per hectare, thorough technical studies combined with significant and detailed public information and consultation, including a special emphasis on gaining and maintaining the support of First Nations residents on Shoal Lake.

PROPERTY LOCATION MAPS OF DUPORT PROPERTY IN ONTARIO

Graphic is included as Exhibit 15.2 to this Form 20-F/A.

DUPORT PROPERTY CLAIMS TABLE

A table describing the Company’s Duport Property claims is attached as Exhibit 15.3 to this Form 20-F/A.

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

The Shoal Lake area experiences long, cold winters and warm, humid summers.  Mean daily temperatures range from -17.8ºC in January to 19.6ºC in July.  Winter temperatures (December-February) range from -14.1ºC to -7.8ºC, with minimum mean daily temperatures occurring in January (-22.7ºC).  Average summer temperatures (June-August) range from 16ºC to 20ºC, with maximum mean daily temperatures reaching 24.7ºC in July. Extremes of
-43.9ºC in January and 35.8ºC in July have been recorded in Kenora.  Total annual precipitation averages 632 mm of which 473 mm falls as rain and the remaining 159 mm (water equivalent) as snow.  Snowfall occurs mostly from November to March.

There are two First Nations communities with land holdings and residents on Shoal Lake - Iskutewisakaygun #39 Independent First Nation and Shoal Lake #40 First Nation.  The First Nations residents collectively number approximately 700.  In addition to the resident First Nations, two other First Nations have land holdings on Shoal Lake but do not reside there.

History

Exploration and mining activities have been carried out on the Duport Property at various times since 1897.  The original discovery of a gold bearing sulphide zone was made on Cameron Island, where a small exploratory inclined shaft was sunk in 1899.  Limited bulk sampling and mining by the Duport Mining Company (“DMC”) produced 1,100 tonnes of material, grading 115 g/t, which was shipped to smelters at Tacoma, Washington and Flin Flon, Manitoba for processing during the period 1934-1936.  Matachewan Consolidated Mines Ltd., (1950) and Westfield Minerals Ltd. (1965) extended the known gold bearing zone both laterally and vertically by diamond drilling.

Consolidated Professor Mines Ltd. (“CPM”) obtained an option on the Duport Property in 1973 and carried out an initial program of exploration and sampling.  CPM acquired a 100% interest in the Duport Property by amalgamating with DMC in 1981.  During joint venture arrangements with Selco Inc. in 1982 and with Union Carbide Corporation from 1983-1985, drilling and underground exploration took place from a new 1,100 m underground decline on Stevens Island. The program confirmed the presence of a mineral resource and led to the extension of known geological structures along strike to the northeast and southwest.  Prior to 1983, underground development consisted of approximately 104 m of shaft and winzes and 664 m of lateral development.  From 1984 to 1987 inclusive a 1,360 m decline was completed as well as 1,463 m of lateral development and 112 m of raising.

CPM continued underground development on the Duport Property during 1986 and 1987 with a program to further define the extent of the gold bearing horizon.  The program included extending the existing decline to a vertical depth of 200 m, and diamond drilling, to establish continuity of the gold bearing horizon to 500 m below surface.  Three raises were driven in mineralized material and a 90 tonne bulk sample was mined and shipped to Lakefield Research for pilot plant metallurgical testing.  Based on the resultant resource estimate and metallurgical work, CPM commissioned Wright Engineers Ltd. (“Wright”) to conduct a feasibility study in 1988.

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

Commencing in 1993, CPM reactivated the environmental aspects of the Duport Property with the objective of restarting the approval process.  As a first step, the property development plan was significantly revised from the Wright study in that all processing was moved to a location outside the Shoal Lake watershed.  Ore was to be mined on Stevens Island and hauled by truck to the proposed plant site approximately 10 km away on the mainland.  Two processing options were considered - production of concentrate at the plant followed by gold recovery at Placer Dome’s Campbell Mine in Red Lake, and production of gold at the plant.  The former option had the advantage of eliminating the use of cyanide in the Shoal Lake area.  No physical or technical work was carried out on the Duport Property during this time other than environmental baseline work and minor fieldwork in support of the revised property development plan.  During this time, CPM re-established a working relationship with the two First Nations on Shoal Lake.  An extensive program of community relations was carried out including workshops and public consultation sessions in the communities.  Impact and benefit agreements were signed with both communities.  CPM also implemented a buyout program with affected cottagers on Shoal Lake.  Outside the area, CPM carried out extensive consultations with key officials at the City of Winnipeg, the Provinces of Manitoba and Ontario, and the federal government in order to describe the revised project and to establish the process for formal environmental approval.

In 1996, Royal Oak Mines Inc. (“ROM”) made a successful takeover bid for all the shares of CPM, whereupon CPM became a wholly owned subsidiary of ROM.  ROM updated the CPM work and initiated an internal feasibility study based on the revised development plan instituted by CPM previously, but rather than using the Campbell Red Lake option, concentrate was to be railed to the ROM plant in Timmins, Ontario, where it would be treated using a bio-oxidation process.  ROM did not carry out any physical work on the site other than a limited diamond drilling program during 1996-1997.  RPA was unable to locate ROM diamond drill logs.  In 1997, ROM filed for bankruptcy and the Duport Property became inactive.

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

Local Geology

In the northern part of the Shoal Lake area there are two principal  intrusive bodies,  each several kilometers in diameter, separated by a northeasterly trending volcanic series of rocks some seven kilometers wide.  All the rock types have been  metamorphosed.  The deposit lies within a northeast trending band of mafic volcanics in a major zone of deformation which follows the same general strike and is characterized by strongly developed foliation or fracturing.

Property Geology

The predominant rock types on Cameron and Stevens Islands and the mine area are mafic and felsic volcanics.  Gold mineralization extends over a drill indicated strike length of 1200 m and occurs in three zones that strike  N30-35°E and dip   65-75° west in highly sheared, narrow, thinly bedded conformable felsic volcanosedimentary rocks with cherty units. Sulphide mineralization within the zones consists of 5 to 10 percent pyrite, arsenopyrite, and lesser amounts of pyrrhotite. These gold-rich zones lie within altered sheared mafic volcanic rocks.

The “Main Zone” is approximately 800 m long, strikes N30oE, dips 70o west, and extends to 300m below surface.   The mineralization plunges north at about 30 degrees.  The East Zone, parallel to the Main Zone, is approximately 450 m long, extends from 10m to 250m below surface and dips steeply west.  The “Hangingwall Zone” is parallel and west of the Main Zone. It is the smallest of the three zones at 150m long and extends from 150m to 300m below surface.

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

The grids are an extension of the original Duport grid and utilize the same co-ordinate system.  The baseline trends northeast at 032˚ azimuth and was re-established at the north end of Cameron Island.  The East Grid is connected to the North and South Grids by a tie line (TL 14000E).  The North Grid shows positive, elongate magnetic responses as defined by an nT isoanomaly contour centered over two following areas: the “10500E” anomoly and the “12250E” anomoly.

The magnetometer survey was successful in delineating irregular contacts between contrasting  rock types in areas of known gold mineralization.  However, the survey did not include the Duport deposit and was insufficient in covering potential targets east of the North Grid and in the vicinity of Dominique Island covered by the South Grid.

Airborne Geophysical Surveys

The Company contracted Fugro Airborne Surveys to conduct 2,743 line-km of coverage at 50 m and 100 m line spacing between August 15 and September 2, 2005.  This was accomplished by using a DIGHEM multi-coil, multifrequency electromagnetic (EM) system, supplemented by a high-sensitivity cesium magnetometer.  The information from these sensors was processed to produce maps that display the magnetic and conductive properties of the survey area.  A GPS electronic navigation system was used for accurate positioning of the geophysical data with respect to the base maps.

The main objective of the program was to identify additional, untested, Duport-style gold targets, i.e., altered shear zones containing sulphides related to fault structures, intrusive bodies, and competency contrasts between different  rock types. The total field and vertical gradient magnetic maps outlined several significant structural and lithological features very similar to those observed at the Duport deposit.  Halo geological staff interpreted a series of ovoid or annular features as buried intrusive bodies that are aligned through the central portion of the property.  These intrusive features modify the strong linear northeast fabric of the enclosing volcanic stratigraphy.  The Duport deposit is situated on the western flank of the second most southerly of these bodies that correlates to an anorthosite complex.  Halo staff also conclude that the trends on the magnetic maps represent regional ENE faults.  The prominent fault that trends through the southernmost and largest circular feature abruptly truncates roof pendants capping this intrusive and demarcates two structural domains. One domain, to the south, demonstrates more regular magnetic patterns and the other, to the north, elicits patterns that are noticeably more discontinuous and broken up.

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

In addition to the fifteen anomalies selected for follow-up, RPA advised that consideration should be given to a comprehensive evaluation of the entire airborne geophysical survey.  In view of the importance of weakly to non-conductive Au-sulphide mineralization, induced polarization (IP) /resistivity surveys are recommended to delineate chargeability and resistivity trends in geologically favourable sectors.

The Company is currently conducting a compilation of previous work to ensure that the anomalies have not been previously tested by diamond drilling.

Deposit Types and Mineralization

The Duport deposit is related to a  hydrothermal system.  The lithology and structural setting of the deposit is broadly similar to most of the gold deposits in the Red Lake and Timmins areas, in that they are shear- hosted in mafic to ultramafic volcanic rocks and spatially associated with  large intrusive bodies.

Gold in the Duport deposit occurs both as fine grains of free gold, less than 0.05 mm, and in association with grains of arsenopyrite and pyrite.  Gold is found within narrow often highly altered felsic rocks in  shear zones that have recognizable cherty  sections and sulphide mineralization consisting of pyrite, arsenopyrite and minor pyrrhotite and chalcopyrite.  The mineralization often exhibits a banded or laminated appearance which parallels the  shearing.  The gold grade is proportional to the percentage of arsenopyrite and associated pyrite and to  the degree of silicification.

Drilling

In 2005, the Company completed a 23-hole, 7,053 m diamond drilling program from the ice on Shoal Lake.  The drilling was performed by Cyr International Drilling using two Longyear 38 drills and one Boyles 37 drill, both machines drilling NQ size core (476 mm).  Drill hole collars were planned and surveyed with a Garmin GPS unit.  Downhole surveys were taken at approximately 60 m intervals using a Reflex EZ Shot or Maxibor directional instrument.  On average, the mineralization strikes 030°-35° azimuth and dips 70° west.  Therefore the holes were drilled at 122° azimuth to intersect the mineralization as close as possible to normal to the strike.  Similarly, the inclination of the holes was planned to optimize both hole length and the angle at which the holes intersected the dip of the mineralization.  Inclinations ranged from -45° to -67°; hence, the true width of the mineralized intersections was approximately 70% to 90% of the core length.

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

In RPA’s opinion, the sampling was of high quality, representative, and did not introduce any bias into the database.

Sampling Preparation, Analysis and Security

Sample preparation and gold analyses were done at Accurassay Laboratories in Thunder Bay, Ontario (“Accurassay”).  The lab is accredited by the Standards Council of Canada to ISO/IEC 17025 Guidelines.  Accurassay employs an internal quality control system that tracks certified reference materials and in-house quality assurance standards.  Accurassay uses a combination of reference materials, including standard samples purchased from CANMET Energy Technology Centre, the research arm of Natural Resources Canada, standards created in-house by the laboratory, and certified calibration standards.

The sample information was entered into the Accurassay Local Information System (“LIMS”).  The samples were dried, if necessary, jaw crushed to -8 mesh, and then riffle split.  A 250 g to 400 g cut was taken and pulverized to 90% passing -150 mesh, and then matted to ensure homogeneity.  Silica sand was used to clean out the pulverizing dishes between each sample to prevent cross contamination.  Analysis for gold was by standard fire assay procedures using a 30 g sample with an atomic absorption (“AA”) finish.

Assay results were forwarded to the Company by email, followed later by a hard copy.  No aspect of the preparation or analyses was conducted by Company employees.

In RPA’s opinion, the sample preparation and analyses were adequate for use in mineral resource estimation.

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

A second hole was drilled to verify wide, low grade gold mineralization in another section of the Main Zone.  The hole was designed to intersect the Main Zone within 25 m of a hole which previously cut 9.12 g/t gold over a true width of 7.4 m.  This second confirmation hole returned 8.16 g/t gold over 9.5 m and therefore, in RPA’s opinion, verifies the presence of wide, low grade gold mineralization as previously reported.

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

Standard Control Samples

In order to test for assay precision and accuracy, five percent of the samples were reference control standards, prepared by and purchased from CDN Laboratories Ltd. in Delta, BC.  Reference standard CDN-GS-5A has a recommended gold concentration of 5.10 g/t ± 0.27 g/t (±2SD).  Reference standard CDN-GS-12 has a recommended gold concentration of 9.98 g/t ± 0.37 g/t (±2SD).  Approximately 50% of the Accurassay results were greater than the control limits recommended by CDN Laboratories Ltd.  The average of the Accurassay results was three percent less than the mean value of the standard samples.  The results of the standard control sample program did not materially affect the resource estimation.  RPA has recommended that in subsequent drill programs Company geological staff should request that sample batches be repeated when standards begin to show a trend outside the recommended limits.

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

External Check Assays

The Company selected 170 pulps of samples originally assayed at Accurassay.  The samples were split and renumbered.  One half of the sample was returned to Accurassay for analysis by fire assay and the other half of the sample was delivered to Acme Analytical Laboratories Ltd. (“Acme”) for analysis by fire assay.  RPA prepared relative difference plots wherein the difference of each duplicate pair is compared to the mean of the duplicate pair.  RPA also conducted relative standard deviation analyses to test for assay precision.  The results indicate that the assay precision for assays less than 10 g/t is poor, but the precision for assays greater than 10 g/t is acceptable.   Therefore, RPA considers the overall precision acceptable.

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

Mineral Processing and Metallurgical Testing

In 1988, SMS supervised a program of bench testing and a pilot plant at Lakefield Research, Lakefield, Ontario, to determine the optimum method for concentration of the  gold deposit.  The gold is considered to be refractory, and testwork demonstrated that oxidation of the arsenopyrite would be necessary for optimum gold extraction.  Based on the foregoing testwork, the 1988 Wright feasibility study recommended a flowsheet including crushing, grinding, gravity gold separation, bulk flotation, pressure oxidation, cyanidation of the oxidation product, carbon adsorption, hot caustic cyanide stripping, electrowinning, and refining.  Gold recovery to flotation concentrate was estimated at 93.7%, followed by a 97% recovery in the pressure oxidation through refining stages, for an overall estimated recovery of approximately 90%.

A subsequent study by Kilborn Engineering Pacific Ltd. in 1996, for Royal Oak Mines Ltd., recommended bio-oxidation as the preferred method of treating the flotation concentrate.  The study, although order of magnitude, concluded that bio-oxidation would obtain similar gold recovery as pressure oxidation, but at lower capital and operating costs.

In 2005, RPA reviewed the process options as part of an economic review filed by the Company on the SEDAR website. RPA assumed that a mill would be located near Love Lake, approximately ten kilometres from the mainland ferry landing at Starting Point.  The site is outside the Shoal Lake watershed.  The mill would consist of crushing, grinding, flotation, and gravity concentration circuits.  Mill recovery is anticipated to be 91%.  High-grade gravity concentrates and lower-grade flotation concentrates would be shipped by highway truck  to Goldcorp’s facility at Red Lake for refining.  Tailings would be stored in a facility near the mill site.

Based on historical data and the 2005 drilling program, RPA estimated mineral resources, reviewed mining and processing methods, environmental considerations and conducted a preliminary financial analysis. RPA concluded that a larger, higher grade resource is required to generate positive economic results at a gold price of US$400 per ounce.

Database

All the available data regarding the Duport Property was stored at the Company’s office in Kenora.  Technical data included diamond drill logs, original assay certificates, geological reports, historical resource calculations, diamond drill cross sections, mineral resource longitudinal sections, and survey log books.  Unfortunately, level plans with geological mapping, and underground sampling, were incomplete.  The pre-2005 database was in Imperial units, and the Company elected to continue the 2005 diamond drill program using the same system.  Hence RPA received the database with distances expressed in feet (ft.) and gold grades expressed as troy ounces per short ton (opt).

Buhlmann and Associates Inc., Flin Flon, Manitoba, was contracted to assemble the historical diamond drill data (1951 to 1988 inclusive) of 74,337 m of drilling into spreadsheet format. The Company and RPA performed the data entry for the 2005 diamond drilling program (7,054 m of drilling). Data fields included collar information, downhole survey data, lithology, sample interval, sample length, and gold assays.  RPA revised various sections of the lithological data for consistency with the correlation methodology.  The spreadsheet data was converted to Gemcom format for subsequent plotting and modeling.

Mineral Reserves

There are no Guide 7 or NI 43-101 compliant mineral reserves for the Duport Property.

Exploration and Development

The Duport Report by RPA recommended a two-phase work plan for the Duport Property.  The overall objective of the work was to expand the resource base of the property by testing airborne electromagnetic anomalies with Induced Polarization (IP) surveys and diamond drilling.  The proposed work plan was divided into two phases, with the second phase contingent on success in the first.  The estimated total cost of the first phase was $435,000 and the second phase, consisting of data compilation, geophysics, surface diamond drilling, community relations, environmental monitoring, resource estimation, and a scoping study was estimated to cost $467,000.

During January, 2007, the Company commenced preparations for the Phase 1 exploration program to expand the existing to expand the existing resource by focusing on areas of structural complexity within the deposit for the discovery of high-grade ounces and to test a number of airborne magnetometer and electromagnetic (“EM”) anomalies covering attractive geology within a short distance of Duport infrastructure.  In February 2007, however, the Company announced the cancellation of this drill program due to mild temperature conditions that  did not allow the  development of sufficient ice thickness to support the drill rigs.

During October 2006 a partial follow up to the airborne survey was carried out by completing a reconnaissance mapping and sampling program over a portion of the East Group of claims that were accessible by land.  Anomalous gold values were returned from limited sampling of sulphide-bearing intrusive rocks corresponding to an area showing a uniform low magnetic signature and subtle EM response.  The samples were collected on claim 3007334 which is underlain by  the Canoe Lake  intrusive body.  The  body is a multi-phased intrusion that is host to gold mineralization near the contact with mafic volcanic rocks of the Cedar Island Formation. The altered margin of the Canoe Lake intrusive body is a new target area for the Company.  Additional work will be directed towards the evaluation and further definition of high priority targets in this area.

Following this work, prior to the recommencement of diamond drilling, the Company decided to initiate a study that would better define the requirements for bringing the Duport project to feasibility level.  The initial focus of this study is to develop an exploration plan to increase the property wide resource base.  An assessment of all potential drill targets will be made and targets will be prioritized by consideration given to factors such as the cost of drilling and the suitability of the potential resource to become a satellite mining operation for  the main Duport resource.  Following this assessment, an exploration and development strategy will be selected to fast track the project towards a bankable feasibility study.  This plan will also form the basis for attracting a suitable exploration and mine development partner.

In December 2006, a program to reassess all potential drill targets was commenced.  Condor Consulting, Inc  commenced a detailed reprocessing and analysis of the original data collected by Dighem frequency-domain EM survey carried by Fugro Airborne Surveys during its August/September, 2005 survey.  The EM data is currently being examined for additional anomalies that might indicate zones of mineralization.  It is expected that this work will be completed during March 2007.  A revised work program and budget will be established upon completion of the new exploration and development plan.  It is anticipated that any major direct exploration costs for Duport will be deferred until 2008. Budgeted expenses for 2007 are estimated at $150,000 and include the completion of a detailed exploration plan.

Bachelor Lake Property, Quebec

Property Agreements

On November 12, 2004, the Company entered into an option agreement with Wolfden Resources Inc. (“Wolfden”) to earn a 50% interest in the Bachelor Lake Property, consisting of 53 mineral claims located in the province of Quebec.  A definitive agreement (the “Assignment and Assumption Agreement”) was subsequently executed on April 15, 2005.  Under the terms of the Assignment and Assumption Agreement, Wolfden assigned to the Company its option to earn a 50% interest in the Bachelor Lake Property from Metanor Resources Inc. (“Metanor”) by paying to Wolfden an aggregate of $1,943,123 (comprised of $650,000 in acquisition costs and $1,293,123 in reimbursement of exploration expenditures) and issuing 2.1 million common shares subject to a 12-month contractual hold period.  Upon securing project financing and the commencement of commercial production on the property resulting in a minimum of 50,000 ounces of gold or silver equivalent being produced, the Company agreed to pay a bonus payment to Wolfden in the amount of $250,000 cash and 250,000 common shares.  The Company also agreed to pay Wolfden a net smelter return royalty of 0.5% on the Company’s share of the net smelter return.  The Company also assumed Wolfden’s $3 million exploration funding commitment at Bachelor Lake.  All of the required exploration funding has subsequently been expended.  The transaction closed on May 18, 2005.  The Company and Metanor subsequently executed a definitive joint venture agreement dated effective July 1, 2005 (the “Bachelor Lake JV Agreement”) setting forth the terms and conditions governing the relationship between the parties and providing for the means by which each of them shall participate in the exploration, development and mining activities on the Bachelor Lake Property.

PROPERTY LOCATION MAPS OF BACHELOR LAKE PROPERTY IN QUEBEC

Graphic is included as Exhibit 15.4 to this Form 20-F/A.

BACHELOR LAKE PROPERTY CLAIMS TABLE

A table describing the Company’s Bachelor Lake Property claims is attached as Exhibit 15.5 to this Form 20-F/A.

In May 2006, the Company concluded an agreement for the sale of its 50% interest in the Bachelor Lake property to its joint venture partner Metanor Resources to allow it to focus its full attention and resources on its ongoing exploration of the Sherridon VMS Property (see below).  The agreement with Metanor provides for the payment on closing of $3,500,000 and the issuance of $750,000 worth of shares of Metanor, calculated at a value per common share equal to the volume weighted average of the closing price of the common shares of Metanor for the last 10 trading days on the TSX Venture Exchange immediately prior to the date of the Agreement and a 1% net smelter return royalty on all minerals or mineral products derived from all or any part of the Bachelor property or from other ore bodies owned or controlled by Metanor and processed at the Bachelor property.

On August 31, 2006, the Company and Metanor Resources Inc. (“Metanor”) agreed to extend the Purchase Agreement signed in May whereby Metanor agreed to purchase from the Company its 50% undivided ownership interest in the Bachelor Lake Property, the Hewfran Property and the MJL-Hansen Property (collectively, the “Bachelor Lake Property”) located in Québec.  It was agreed that the transaction would be completed on or before November 10, 2006.

On November 13, 2006, the Company announced that Metanor did not complete its acquisition of the Company’s 50% undivided ownership interest in the Bachelor Lake Property.  As a result, the Company had the option to purchase Metanor’s 50% undivided ownership interest in the Bachelor Property, together with Metanor’s 50% participating interest therein, on the same terms and for the same consideration as was applicable to the purchase by Metanor of the Company’s 50% interest in such properties.

Pursuant to the Purchase Agreement, the Company had ten (10) days, commencing on November 10, 2006, to either exercise such option or to continue negotiations with Metanor concerning a restructured sale arrangement or a restructured joint venture agreement.

On November 17, 2006, the Company and Metanor agreed to a new agreement under which Metanor has now agreed to purchase the Company’s 50% undivided ownership interest in the Bachelor Lake Property for a total consideration of $4 million, as follows:

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

-
If Metanor fully satisfies each of the foregoing obligations in accordance with the respective timeframes, then the Company shall complete the transfer of its 50% undivided ownership interest in the Bachelor Property, together with the Company’s 50% participating interest therein, to Metanor with effect on November 30, 2007.

-
If Metanor fails to complete any one of the foregoing obligations, then the extension of time for the completion of the acquisition by Metanor of the Company’s 50% undivided interest in the Bachelor Lake Property shall terminate immediately and the Company shall have the option to acquire Metanor’s 50% undivided ownership interest in the Bachelor lake Property, together with Metanor’s 50% participating interest therein.

-
All other terms of the Purchase Agreement remain in force and effect as previously disclosed by the Company on May 5, 2006 (including the obligation of Metanor to pay all costs and expenses of the Bachelor Lake Joint Venture until completion by Metanor of the purchase of the Company’s 50% undivided ownership interest in the Bachelor Lake Property, together with the Company’s 50% participating interest therein).

Metanor has paid all costs and expenses of the Bachelor Lake Joint Venture since May 2006 and will continue to pay until the acquisition process is complete in November 2007.

In December of 2005, a report entitled “NI 43-101 Technical Report on the 2005 Drilling Program and Mineral Resource Estimate for the Bachelor Lake Property” (the “Bachelor Lake Report”) was prepared by InnovExplo Inc. (“InnovExplo”).  Each of the individuals who contributed to the Bachelor Lake Report was, or was supervised by a Qualified Person.  Messrs. Alain Carrier, MSc., P. Geo and Julien Davy, MSc., P. Geo were the Qualified Persons who authored the report. This report can be accessed through the Halo website www.halores.com at the System for Electronic Document Analysis and Retrieval (SEDAR). Messrs. Alain Carrier and Julien Davy have agreed with the references to them in this filing and the disclosures made in this filing based on the Bachelor Lake Report.

Mineral Reserves

There are no Guide 7 or NI 43-101 compliant mineral reserves for the Bachelor Lake Property.

Quarter Moon Lake Property, Manitoba

Property Agreement

On December 3, 2006, the Company and Endowment Lakes (2002) Limited Partnership (“EL”) entered into a formal purchase agreement (the “Quarter Moon Purchase Agreement”) which was completed on January 12, 2007, under which the Company purchased a 100% interest in ten mining claims, including the original five mining claims under the Quarter Moon letter of intent (the “EL Claims”), in north-central Manitoba, for $90,000 cash and issued 160,000 common shares of the Company.  EL holds a 1% NSR, of which a 0.5% NSR can be purchased at any time for $500,000.  The EL Claims are strategically located within the Sherridon dome structure and Meat Lake basin structure respectively and will play an important role in the Company’s plans to explore for high-grade volcanogenic massive sulphide deposits.  The Company also has acquired the right to acquire any additional rights acquired by EL in and to any mining claims within a one kilometer area from the perimeter boundaries of the EL Claims.

Now that this transaction is complete, the Quarter Moon Lake Property  is included with the Sherridon VMS Property descriptions.

Sherridon Property

Background information on the Sherridon Property is derived from the report dated January 31, 2006 entitled, Technical Report on the Sherridon VMS Property, North-Central Manitoba, Canada (the “Sherridon Report”), prepared by Karen J. Ferreira, M.Sc., P.Geo., who is a qualified person as defined in NI 43-101.  This report is available on SEDAR and can be accessed through the Company web site www.halores.com.  The information contained in the Sherridon Report has been updated to reflect the exploration activities carried out by the Company during 2006.  The Company has followed the principal recommendations and plans as laid out in the Sherridon Report.  The work has been carried out under the direction and supervision of either Kevin Leonard or Eckart Buhlmann, both of whom are designated as a “Qualified Person” as defined in NI 43-101 with the ability and authority to verify the authenticity and validity of the data presented in this report.  Karen J. Ferreira, Kevin Leonard and Eckart Buhlmann have agreed with the references to them in this filing and the disclosures made in this filing based on the Sherridon Report.

Property Agreement

On February 9, 2006, the Company and W. Bruce Dunlop Limited NPL entered into a heads of agreement (the “Dunlop HOA”), whereby the Company was granted the option to earn a 100% undivided interest in three unproven mineral claims, covering 536 hectares located in the Sherridon area, north-central Manitoba, for $90,000 cash ($15,000 paid), issuance of 250,000 common shares of the Company (25,000 shares issued) and expending a total of $170,000 in work expenditures over a four year period.

Property Description and Location

The Company has now staked a total of 74 claims (approximately 14,750 ha) and together with the purchase of the 2,072 ha land package from EL (see “Quarter Moon Lake Property” above), the Company held ground is now 16,822 hectares.

Through three option agreements, the Company also has the right to acquire a 100% interest in 30 other mining claims and one mineral lease in the Sherridon area bringing the total land package to approximately 20,876 hectares.

PROPERTY LOCATION MAPS OF SHERRIDON VMS PROJECT IN MANITOBA

Graphic is included as Exhibit 15.6 to this Form 20-F/A.

SHERRIDON VMS PROPERTY CLAIMS TABLE

A table describing the Company’s Sherridon Property claims is attached as Exhibit 15.7 to this Form 20-F/A.

The Sherridon Property is in The Pas Mining Division of Manitoba, in NTS areas 63N/02 NW and 63N/03 NE, with a small portion of the claims extending into 63N/02SW and 63N/03SE.  The main shaft of the past-producing Sherridon Mine is located at 55º08’22”N 101º06’25”W.

The Government  of Manitoba owns surface rights for the areas covered by all of the claims except for seven claims within the Sherridon Community Boundary.  Within subdivisions of the Sherridon Community Boundary, surface rights are held by a variety of parties, including private individuals, commercial enterprises, the community council; some lots are under the jurisdiction of the Crown Lands Branch.  Ownership, zoning and other matters are covered in the Sherridon Community Council Land Use Policy, which was implemented in 1991 by Manitoba Northern Affairs.  The Kississing

Lake management strategy, implemented in 1986 and formally supported in the Sherridon Community Council Land Use Policy, was developed to protect water quality of Kississing Lake and its surrounding environs in order to encourage and maintain the tourist recreational industry. The mineral claims have not been legally surveyed.

Capped or fenced shafts and mine openings, tailings area, and other relics from the mining operation that ceased in 1952 are present in and around the community of Sherridon.  The Company is in receipt of a letter of indemnification from the Manitoba Director of Mines that “confirms that the Company will not be held liable or responsible for any environmental contamination or degradation of or alteration to the natural environment which presently exists or can be shown to exist or to have occurred” prior to the Company’s ownership of the claims, under authority of clause 127(2) of the Mines and Minerals Act (Manitoba) (the “Mines and Minerals Act”), which provides that where rehabilitation of land is required in respect of work performed thereon before April 1992 under a mineral lease that expired or was surrendered or cancelled before that date, the person who held the mineral lease is as liable for the rehabilitation as he or she would have been if such legislation had not been enacted; and, where the land or any part of the land is staked and recorded on or after April 1992, the holder of the claim or mineral lease issued in respect of the land or any part of the land is not otherwise liable under the Mines and Minerals Act for the rehabilitation.  The same letter advises that the Company, or its potential development partners, may use an existing report prepared in November 2004 by UMA Engineering Ltd. and Senes Consultants Ltd. as a baseline environmental impact study for the purposes of identifying the existing environmental conditions of the tailings area, but that the Company may need to update or upgrade the report with additional work if the Company plans work in the immediate area of the tailings. The Company expects to complete such a report for exploration work in close proximity to the historic Sherridon Mine.

Exploration operations on the property are subject to the usual laws that regulate mineral exploration and development throughout the Province of Manitoba, including the Mines and Minerals Act and its Regulations and the Environment Act.  A work permit is required from Manitoba Conservation to undertake field work.  In Manitoba, the minimum expenditures for required work on a claim are $12.50 per hectare for each of the second to the 10th years and  $25.00 per hectare for the 11th year and for each year thereafter. The federal Department of Fisheries and Oceans recommends that proponents obtain a letter of advice where exploration work is planned in areas with fish habitat.

Fifteen claims lie within a Sanitary Area designated by Manitoba’s chief medical officer of health under the authority of the Sanitary Areas Regulation of the Public Health Act. Sanitary Areas are designed to ensure water quality in a community.  If a proponent plans to conduct an activity within a Sanitary Area that may impact water quality by either depositing material into the water or establishing a camp or buildings for commercial purposes (including mining), then the proponent must obtain written permission from the Minister of Health or the chief medical officer of health.

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

The Sherridon area is typical of the Precambrian boreal forest in Manitoba. Relief is generally low, with rolling hills separated by lakes and swamps.  Glacial overburden is relatively thin, generally less than 10 metres.  The claims that constitute the Sherridon Property are located at approximately 300-340 m above mean sea level.  Upland areas are forested by jackpine, poplar and white spruce; lowlands have abundant black spruce and tamarack.  Flin Flon and The Pas are the nearest places for which climate data are maintained by Environment Canada; their data are similar, and are averaged here to provide information about the Sherridon area:  Average daily temperatures range from about 18°C in July to -20.5°C in January.  Annual rainfall totals about 330 mm; annual snowfall totals about 135 cm.  For areas with road access, exploration may continue throughout the year.  In more remote parts of the property, exploration may be carried on year-round with interruptions for freeze-up and spring thaw of the waterways.

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

The Company believes that potential future development of the Sherridon Property will be facilitated by the existing rail link to the Hudson Bay Mining and Smelting Co. Ltd. (HBMS) mining/metallurgical complex located approximately 70 km to the southwest and also by the presence of the all weather road to provincial Hwy 10, a power line and a communication tower.

History

Prospecting in the Sherridon area dates back to the early 1920’s, not long after the Flin Flon copper-zinc deposit and other mineralization in the Flin Flon area was discovered.  Many claims were held by various parties through the years.  Claims that were staked, but had no work filed for assessment, are not included in the exploration history of this report.  In the last twenty years, claims of this nature were held by numerous parties including (but not limited to) Aur Resources Ltd., Foran Mining Corporation, Esso Minerals Canada, Homestake Mining (Canada) Limited, Varna Gold Inc., Granges Exploration Ltd., Noranda Exploration Company Limited, and a number of prospectors.

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

From 1924 to 1977, the ground near the Sherritt Gordon deposit was covered by mineral leases owned by Sherritt Gordon Mines Limited.  Sherritt engaged in geological mapping, carried out an extensive geophysical survey of the northern claims, and undertook considerable exploratory diamond drilling.  Sherritt’s work is not included in government assessment files.  Hudson Bay Exploration and Development Co. Ltd. restaked the ground in 1977 and held it until 1994. The ground was open for staking from 1994 to 1997.  Peter C. Dunlop staked the ground in 1997 and held it until 1999.  From 1999 to 2002 the area near the deposit was held by W. Bruce Dunlop (NPL) Limited. Some prospecting work was done adjacent to the old tailings area.  The ground was open for staking from 2002 to 2005, when the Company staked it.

The Sherridon East and Meat Lake areas had a similar history with many early prospectors’ claims.  Parts were covered by Sherritt Gordon Mines Limited mineral leases, which lapsed at various times in the 1950’s and 1970’s. Hudson Bay Exploration and Development Co. Ltd. carried out the most widespread work throughout the intervening period, mostly by coverage with horizontal loop electromagnetic and magnetic surveys, generally using coil separations of 400 ft. (120 m) for the HLEM surveys.  HBED drilled numerous holes to test conductors throughout the area.  Most of these holes were about 120 m or less in length.  Various other parties held claims in the area throughout the 1980s and 1990s.  Much of the exploration focus during this period was gold exploration.

The area of the Quarter Moon Lake claims was similarly held by numerous prospectors through the years.  Emphasis in this area has traditionally been toward gold exploration closer to the Nokomis Lake deposit southeast of the Company’s property.  On the Quarter Moon Lake property, the most recent work was done in 2003-2005 by Endowment Lakes, the company from whom the Company optioned five claims.  Geochemical survey work was previously conducted that included seven lake sediment samples, 1 stream sediment sample, six soil samples, and 21 lithogeochemical samples.  The samples were collected to follow-up a regional gold-arsenic lake sediment anomaly noted by the Geological Survey of Canada in 1986.  Further geochemical work and prospecting in the area of these anomalies led to the discovery of the Emily gold prospect, 250 m upstream from the stream sediment anomaly.  Further work continued in 2004 with additional soil geochemical sampling to better characterize the rock units in the area and prepare for additional ground follow-up.  Four cuts were channel sampled (total 24 samples) with a diamond saw in May 2005.  Nineteen holes totalling 1215 m were drilled in May and June 2005 to test the showing at depth. Further drilling on the Emily prospect was not recommended.

Geological Setting

Geologists from the Geological Survey of Canada noted mineralization in the Sherridon area as early as the late 1920’s.  The area was first mapped at a scale of 1:63 360 and 1:31 680 from the mid-1940’s to the early-1950’s by the Geological Survey of Canada.  Additional geological mapping (mostly 1:50 000 scale) was conducted from the mid-1980s to the mid-1990s.  This latter activity was coordinated with NATMAP (National Mapping Program) multidisciplinary geological studies throughout the Flin Flon, Snow Lake and Kisseynew regions. This most recent, comprehensive work included geological mapping, geochemical, and geochronological work that led to the recognition of their common stratigraphy and related recognition of tectonic environments that led to the assemblage of these related terranes.

Regional Geology

The Sherridon Property lies within the southern part of the  Proterozoic age Kisseynew gneiss belt near its transitional contact with the Flin Flon-Snow Lake greenstone belt of volcanic rocks and intrusive bodies.  Gneisses have been thrust faulted over volcanic rocks at this contact.

Property Geology

The western part of the property lies within the Hutichinson Lake structural complex and the eastern part of the property lies within the Walton Lake structural complex. The property geology consists of Amisk Group gneisses, predominantly felsic volcanic rocks with lesser mafic volcanic rocks (hornblende-plagioclase gneiss) and the Sherridon Suite of quartz-rich gneiss and intrusives (felsic volcanic and volcanic-derived rock). The Missi Suite gneisses unconformably overlie the Sherridon Suite and consist of sandstone, mudstone and amphibolite. Overlying this is the Burntwood Group of sedimentary rocks.

Deposit Types

Volcanogenic copper-zinc-(gold)-(silver) massive sulphide (VMS) deposits are the main mineral deposits in the Kisseynew domain.  This style of deposit is the major target for exploration on the Company’s Sherridon property. Gold mineralization also is known at a number of locations in the south flank of the Kisseynew.  Several of the Company’s claims are primarily gold exploration property, however this deposit type is of secondary importance for the Company in its current exploration outlook.

Mineralization

Massive sulphides including copper- and zinc-bearing sulphides are known to occur as discontinuous lenses in Sherridon Suite quartz-rich gneisses  near the contact with Amisk Group hornblende-plagioclase gneisses.Known deposits with this style of mineralization in the area include the past-producing Sherritt Gordon Mine (West and East Lenses), the Cold Lake deposit, and the Fidelity zone,  as well as the Park Lake, Bob Lake, Jungle Lake, and Ake Zone deposits.

The Sherritt Gordon mine has been described as having consisted of two zones, the West and East Lenses, with a combined length of almost 4900 m; of this total, 1100 m of barren rock separated the two zones.  The average width was about 4.6 m.  The East Lens was about 75 m deep, and the West Lens was about 150-245 m deep.  The West Lens rakes north, flattening with depth, to about 460 m maximum depth.  The ore was in sharp contact with enclosing rocks.  The structural footwall (which is the overturned stratigraphic hanging wall) to the deposit is quartz-rich gneiss; the structural hanging wall is hornblende gneiss.  They describe “bulges or offsets” (up to ~0.5 Mt) composed of pegmatite in the hanging wall of the West Lens that were sufficiently mineralized to make subsidiary orebodies. Mineralization from these folded pegmatite offshoots provided 25% of the Sherritt Gordon Mine’s production. Mineralization was mostly pyrrhotite, with pyrite, chalcopyrite and sphalerite and rarely magnetite.  The East Lens was more zinc-rich than the West Lens.

The Park Lake deposit was discovered in 1959 by Hudson Bay Exploration and Development Co. Ltd. from a surface exploration program.  This deposit strikes WNW with a length of 365m and an average width of 6m and was drilled to a maximum vertical depth of 670m.  The deposit dips to the N at 45 degrees and is open at depth.  The area is underlain by an east-trending sequence of Sherridon Suite quartz-rich  gneiss and  hornblende gneiss.  The main sulphide ore is contained within four lenses and composed of both solid and disseminated sulphide zones with medium- to coarse-grained crystalline pyrite and interstitial blebs of pyrrhotite, sphalerite, and chalcopyrite.

The Jungle Lake deposit was discovered in 1958 by Hudson Bay Exploration and Development Co. Ltd.  The deposit has an E to W strike with a known strike length of 365m and an average thickness of 5.6m that extends to a vertical depth of 400m. The zone dips approximately 40° to the N. The underlying host rocks consist of an east-trending sequence of Sherridon  Suite quartz-rich  gneiss and  hornblende gneiss.  The near solid to solid sulphide zone contains predominantly pyrrhotite and pyrite with lesser amounts of chalcopyrite and sphalerite as blebs and stringers. On the north side of the deposit there are sections within the hanging wall that occasionally contain graphite. There is little to no alteration surrounding the Park Lake sulphide bodies.

Exploration in the area of the Cold Lake deposit commenced in 1928 by Cold Lake Mines Ltd. with several geophysical surveys including an airborne radiation survey in 1954, airborne EM survey in 1972, and an airborne magnetic and EM survey in 1980. This Cold Lake deposit strikes NW with a length of approximately 180m, a true width of 3m, and extends to a vertical depth to 180m. The deposit has a variable dip from 50 – 80 degrees NE with a shallow plunge NW.  The Cold Lake deposit is underlain by a sequence of NW trending Sherridon Suite, quartz-rich  gneiss and  hornblende gneiss that are very similar to the host rocks of the Sherritt Gordon Deposit. Cold Lake mineralization comprises well- mineralized, massive sulphides of pyrrhotite and pyrite with lesser, variable amounts of sphalerite and chalcopyrite.

Discovered in 1965 by Fidelity Mining Investments Ltd. from drilling EM and magnetic geophysical targets, the Fidelity deposit is within a structurally complex area. The deposit has an east limb that strikes ESE and dips NE, and a west limb that strikes WSW and dips SE. The strike length of the deposit is approximately 120m and extends to a vertical depth of 150m. Most drill holes within the east limb intersected two sulphide-bearing zones that vary in thickness from 1 to 10m (core length). The drill holes within the western limb intersected disseminated pyrite and pyrrhotite mineralization.  This area is underlain by Sherridon Suite  quartz–rich gneiss.  Sulphide-rich layers are typically structurally overlain and/or underlain by altered rocks.  The massive sulphide mineralization within this area consists primarily of solid to near solid pyrite, pyrrhotite, chalcopyrite, and sphalerite rich horizons.

The Ake zone is located at the eastern limit of the Sherridon property and was discovered by Hudson Bay Exploration and Development Company (HBED) in 1971.  Drill hole projections, drill logs and assay data from HBED’s 1972 and 1984 drilling campaigns show a mineralized zone up to 4.6 m thick  that averages 1.5 m width. At surface the zone strikes 210°, dips 50° west and has a strike length of 183 m.  At 305 m depth the zone strikes 270° and dips less than 10° north. The Ake Zone occurs in  altered quartz-feldspar-biotite gneiss.

Mineral Reserve Estimate

There are no Industry Guide 7 or NI 43-101 compliant mineral  reserves on the Sherridon or Quarter Moon Properties.

The Sherridon Report summarizes the historical estimates of significant mineral deposits as follows:

Sherridon VMS property.
Historical estimates of significant mineral deposits

Mineral Deposit	Tonnage (tonne)	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)	Comment
Sherridon: West and East Zone	7,739,000	2.46	0.80	0.41	42.0	Mined out
Cold Lake	240,000	1.05	1.50	0.34	11.0
Park Lake	6,142,000	0.42	2.16	0.14	2.4	To 670 m
Jungle	3,356,581	1.42	1.10
Bob	2,159,098	1.33	1.18	0.31	8.5
Fidelity	-					Not calculated
Ake	-					Not calculated

Note:
The information contained in the table relies on the January 31, 2006 NI 43-101 Technical Report on the Sherridon Property that is available at www.halores.com.  This report includes all of the available references regarding the source of these historical estimates. The deposit estimates are presented as historical estimates and use historical terminology. These estimates are given to provide an important frame of reference for the Company’s ongoing exploration program for VMS type mineral deposits.  The Company has carried out no work to classify these historical estimates under current mineral resource or mineral reserve terminology.  As noted in the January 31, 2006 NI 43-101 Technical Report, the historical estimates are not to be interpreted as current estimates as defined in section 1.2 and 1.3 of NI 43-101 and therefore should not be relied upon. In the

Company’s exploration program these deposits serve to demonstrate the stratigraphic and structural positions of mineralized horizons, and also the  style of  mineralization.  The known deposits also serve to test the effectiveness and depth penetration of latest geophysical survey techniques in the high grade metamorphic Sherridon area with its dominantly flat dips.

Other styles of mineralization known from outcrop or drill core have been identified on the Sherridon Property:

-	Zones of disseminated pyrrhotite ± pyrite that are barren or have low-grades. Chalcopyrite and sphalerite are present in similar settings throughout the area as iron formation.

-	Calc-silicate gneisses contain cherty sections that include disseminated pyrrhotite, but have not been known to contain appreciable copper and zinc.

-	Gold is structurally controlled in the Nokomis Lake area. Recent exploration on the Quarter Moon Lake portion of the property was directed toward gold exploration.

On one of the Meat claims, a series of altered mineralized outcrops and trenches constitute a mineral occurrence known as the Douglas claims since the late 1920’s. The occurrence has been summarized as consisting of disseminated to near-massive pyrrhotite ± pyrite. The mineralization is associated with layers of very fine-grained, highly siliceous, altered quartz-rich  gneiss.  Along and near the southwest shore of Star Lake on one of the present-day East claims, several mineral occurrences are known. Along the southwest shore of Star Lake, a minor occurrence of pyrite has been known since the 1950’s as the Star Lake sulphide occurrence. The host rock  is hornblende-rich gneiss. A  similar showing occurs  approximately 400 m to the southwest.

On another East claim, a mineral occurrence known simply as the “Copper-sulphide property” consists of pyrrhotite and minor chalcopyrite in altered metamorphosed chert in outcrop, trenches, and drillcore.

The Elken Lake area is now covered by some of the East claims as well as part by claims owned by Hudson Bay Exploration and Development Co. Ltd. and under option to the Company.  Trenches blasted in the late 1920’s by Phillip Sherlett and Sherritt Gordon Mines Limited exposed pyrrhotite, minor chalcopyrite,  and sphalerite in  altered quartz-rich gneiss, a 60 cm wide shear zone, and narrow quartz veins.  Over the years, this area has been tested by various geological and geophysical surveys and shallow drill holes.

Recent Exploration carried out by the Company

During 2006 the Company has assembled a competent exploration team and has completed the following:

-	Compilation of a large body of government assessment data and also detailed historic exploration data provided by HBED.

-
During July 2006, the completion of 2,684 line km of deep-penetrating and high resolution helicopter-borne Versatile Time-Domain Electro-Magnetics (“VTEM”) geophysical survey covering the entire property at a 100m line spacing.

-
Reconnaissance geological mapping and prospecting within specific target areas in the vicinity of the existing  copper-zinc deposits. The work is being used to ground truth anomalies and features outlined from historical exploration work.

-
Preliminary review was conducted on the gross controls of mineralization that appear to favour contacts between contrasting lithologies, that being primarily felsic and mafic assemblages. Late-stage pegmatite bodies are intimately associated with  copper-zinc mineralization at the past-producing Sherritt Gordon West Zone and the Bob Lake and Cold Lake deposits. The pegmatite bodies appear to have intruded the same stratigraphic zones of weakness that focused the mineralization facilitating in the redistribution and/or concentration of the ore.

-
A lithogeochemical sampling program has been undertaken to “fingerprint” primary types of hydrothermal alteration within areas of known mineralization. It is anticipated that this program will be used in conjunction with geophysical information to greatly increase the efficiency of deposit discovery by developing more specific drilling targets.

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

-
In November 2006, the Company commenced a  50,000 m drill program designed to test numerous, previously untested VMS target areas identified by the recently completed helicopter-borne deep penetration and high resolution VTEM survey and also to expand historical base metal resources.

-	Work continues to develop specific drilling targets from approximately 120 new EM targets that have been identified by the geophysics program.

During January 2007, the Company received the results of Condor Consulting Inc.'s (Condor) interpretation of the July 2006 geophysical survey covering the 200 square kilometer Sherridon VMS District in northern Manitoba.

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

Condor reported “Based on similar VMS settings, there are a larger than normal number of Priority 1 and Priority 2 targets due to several factors. The main reason is that there are simply a significant number of quality targets that are present in the environment which show a strong geophysical similarity to areas of known mineralization. Another reason is that unlike most VMS settings where long conductors (>1 km) can normally be downgraded as probable formational conductors, this is not possible at Sherridon, with the primary example being the Sherridon Mine ore body which is almost 4 km long.”

Drilling

The Company commenced exploration drilling on November 19, 2006 and to date has reported results from 8 holes (2502.6 metres).  This program is part of a planned  50,000 m drill program initiated to test 66-line kilometers of EM conductors identified in the recent VTEM airborne survey and also to expand historical base metal resources. Drilling is currently being performed by Rodren Drilling, Winnipeg, Manitoba.

Assay results have been received and compiled for samples taken from the first eight drill holes (DH06-01 to DH07-08).  The first three holes were drilled between 200 and 600 m east of the East Zone sulphides lens which was  mined in the 1940s.

This three (3) hole program is the first systematic attempt to explore the East Zone fold structure for continuations of the sulphide ore based on modern reinterpretations of the complex geological structures.

Drill holes  DH06-01 and  DH06-03 intersected alteration zones commonly associated with the mine horizon and mineralization at depths up to 159 m below surface.. The success of these drill holes indicates that the East Zone mine horizon can be traced at least 600 m from the eastern part of the historical mine working and that the airborne geophysics identifies important geological features beneath the previously unexplored granites and at depths that have not previously been tested.

Drill hole  DH06-04 to  DH07-08 were located at the Bob Lake deposit and are the first five  holes of a twelve hole program planned to confirm and expand the historical resource.  The Bob Lake Deposit has been modeled as multiple sulphide horizons with a northwest strike over a length of 780 m.  The lenses of pyrrhotite, pyrite, chalcopyrite and sphalerite have been described as having an average width of 4 m, a southeast-plunge and a vertical extension to 180m.

Borehole Pulse EM geophysical surveys will be conducted on all the recent drill holes to test for continuity and extension of the newly identified sulphides zones at depth and along strike and will be used to define follow-up drilling. Drilling continues at Bob Lake and other targets defined by recent airborne geophysical surveys. Halo expects to continue drilling throughout 2007 at Sherridon.

Drill Hole Descriptions

DH06-01
The first hole on the East Zone, DH06-01 was drilled vertically to test a strong VTEM conductor, approximately 500 metres east of Sherritt Gordon Mine's East Zone ore body. The hole cut a strongly graphitic zone between 73 to 79 metres and the projected East Zone mineralized horizon from 159 to161 metres. The mineralized zone reported 0.61% copper and low silver and zinc values over 0.9 m between 159.4 to 160.5 m. The hole continued to a depth of 298 metres and was stopped in mafic volcanic rocks.

DH06-02
The second hole on the East Zone, DH06-02 at -50º to the southwest, tested a strong steeply dipping VTEM conductor, located approximately 200 m south DH06-01. The hole intersected a sulphide enriched zone with trace amounts of chalcopyrite and sphalerite between 86.2 to 99.2 m and the strongly graphitic zone of DH06-01 at 157 to179 metres. The hole was stopped at 191 metres in intermediate volcanic rocks.

DH06-03
The third hole, DH06-03 at -90 º, tested an area 100 metres east of the on the East Zone.  It cut an altered, mineralized zone, equivalent to the East Zone mine horizon from 43 to  44.8 metres, with strongly anomalous values of 0.53% copper, 0.77% zinc and 3.76 g/tonne  silver.  The projected horizon continues northeast and dips southeast. The hole was continued through a succession of intermediate and felsic volcanic rocks to a depth of 505 metres, testing for the folded repetition of the East zone horizon but not reaching it.

Assays for all mineralized zones in diamond drill holes DH-01 toDH-03 are reported in the following table:

Hole No	From (m)	To (m)	Interval (m)	Cu (%)	Zn (%)	Ag (g/t)	Au (g/t)

DH06-01	159.35	160.45	0.90	0.61	0.07	4.57	-
Including	159.85	160.45	0.60	0.75	0.10	5.30	-
DH06-02			no significant results
DH06-03	43.00	45.20	2.20	0.49	0.67	3.76	-
Including	43.00	44.80	1.80	0.53	0.77	3.76	-

DH06-04, DH06- 05  and DH07-06
These holes were drilled from the same location, at the northwest end of the Bob Lake deposit, and intersected broad sulphides-rich zones.  DH06-04 encountered five significant mineralized zones totaling 47 m including an intercept of 2.4 m grading 1.51% copper, 1.05% zinc, 1.05 g/t gold and 29.8 g/t silver and another of 7.3 m grading 0.95% copper and 0.90% zinc.  These mineralized intervals appear representative of the grade and widths historically reported for the Bob Lake deposit.

Drilling in the 1940s at Bob Lake did not extend beyond a vertical depth of 180 m. Drill hole DH07-06 intersected a massive sulphide zone grading 0.03% copper and 1.95% zinc over 2.5 m at a depth of 260 m. This new zinc-rich mineralized zone represents  a new target and the potential to expand the resource.

DH07-07
This hole was drilled 200 m southeast of the Bob Lake deposit to test the on-strike extension of the deposit. Five mineralized zones were intersected. Additional drilling is required to test the structural relationship between the multiple sulphide zones encountered in the drilling to date and their continuity along the entire 850 m strike length.

DH07-08
This hole, drilled 175 m southeast of DH07-07, successfully defined zinc-rich semi-massive sulphides  approximately 200 m from surface. DH07-07 and DH07-08 are the first drill holes to test the new airborne geophysical target zone that extends for approximately 500 m southeast of the Bob Lake deposit.  The Company is  encouraged by the  indicated extension  of mineralization and future drilling will concentrate on the continuation of two untested geophysical target zones that extend a further 750 m to the southeast.

Sulphides in the region are noteworthy for their gold enrichment.  Two sulphide-rich zones in DH06-04 reported gold grades of 1.37 g/t gold over 9.7 m and 1.87 g/t gold over 7.5 m with one sample assaying 21.54 g/t gold over 0.5 m.  An additional sample from DH07-08 assayed 19.55 g/t gold over 0.5 m.

Assays for all mineralized zones in diamond drill holes 04 to 08 are reported in the following table:

Hole	Dip/Azimuth	From (m)	To (m)	Width (m)	Cu (%)	Zn (%)	Ag (g/t)	Au (g/t)
DH06-04	54º /226º	174.7	182.0	7.3	0.94	0.90	8.0	0.26
		206.8	218.4	11.6	0.33	0.32	5.9	0.15
		224.4	229.0	4.6	0.01	0.50	3.6	0.11
		234.7	244.4	9.7	0.56	0.82	17.8	1.37
		250.4	257.9	7.5	0.16	0.98	9.0	1.87
DH06-05	54º /222º	181.6	206.6	24.9	0.76	0.49	7.2	0.19
	including	181.6	185.6	4.0	1.26	1.47	10.1	0.53
DH07-06	72º /222º	151.9	156.7	4.8	0.64	0.85	5.8	0.20
		300.7	303.1	2.4	0.04	2.13	16.3	0.73
DH07-07	45º /221º	160.6	177.1	16.5	0.26	0.73	9.0	0.57
	including	160.5	163.2	2.6	0.11	2.79	9.5	0.22
		165.3	168.2	2.9	0.06	0.55	19.1	0.94
		169.6	171.0	1.4	1.06	0.61	12.0	0.26
		173.2	176.4	3.2	0.53	0.35	7.8	1.38
DH07-08	45º /152º	268.8	273.1	4.3	0.08	1.12	13.0	0.36
		277.6	278.8	1.2	0.21	1.48	4.8	0.11

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

Drill core was placed in wooden core trays, logged, marked and sampled on the property.  Drill core is stored on the property.  Diamond drill core to be analysed was split so that half of the core was retained as a permanent sample record and the other half was sent for assay.  The core was sawn in half using a diamond core saw in the drill camp.  Rock and drill core samples were transported from the field camp by the field crew to Sherridon, where they were shipped by bus to TSL Laboratories, Saskatoon, Saskatchewan which is an ISO17025-accredited facility, for preparation and analysis.  The entire core was crushed and a 300 g split was pulverized.  Base metals were determined by inductively coupled plasma spectrometry (ICP) after an aqua regia digestion and gold by standard fire assay with an ICP instrumental finish on a 30 g charge.  Analysis for samples that reported greater than 5000 ppm copper or zinc were repeated using a four acid digestion and atomic absorption spectrometry (AAS) determination.  A quality control program consisting of blank, duplicate and analytical control standards has been implemented to monitor laboratory performance and no significant discrepancies are reported.  The sampling methods, sample preparation procedures, security procedures, and analytical techniques employed are all standard techniques within Canada’s mineral exploration industry and are considered adequate and acceptable.

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

Over the next two years the Company will apply a multi-disciplined approach to systematically and aggressively follow up on the 66 line kilometers of EM conductor targets identified by CondorIt will also complete a thorough exploration program within and adjacent to all the existing historic resource areas with a view to increase the quality and quantity of the resources sufficiently to support a bankable feasibility study. The Company plans a 50,000metre drilling program over a period of two years. Over the next 12 months, it is the Company’s objective to bring all historic resources into NI 43-101 compatible resource categories. A preliminary economic evaluation will also be conducted to define the requirements for production feasibility. Geophysical techniques will continue to be used to assist in prioritizing and generating specific primary exploration targets for drill testing. Geochemical sampling and lithogeochemical and other sampling programs will be conducted over all primary target areas as a means to better refine and prioritize potential drill targets. Drill testing of all targets will continue.

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

c.	Use advanced modeling techniques to create a 3D database of all structural information to trace continuation of deformed strata favourable for VMS exploration.
d.	Integration of results of the new geophysical surveys with other geological information to develop and prioritize drill targets with favourable stratigraphic and structural attributes.

4.	Drill testing of new exploration targets, subject to definition above.
a.	A drill program totaling approximately 30,000 meters, would likely be carried out over at least two exploration seasons and would bring the total drilling program to 50,000 metres.
b.	Down-the-hole Pulse EM on each drill hole to better define areas of mineralization

The budget for the fiscal 2007 exploration program is summarized as follows:

Amount $
Diamond Drilling (full direct cost)	4,875,000
Field Geological Support and Programs	378,200
Site Support and Services	220,800
Geophysical Programs	513,100
Litho and Geochemical Assays	114,300
Engineering, Geological and Environmental Studies	331,500
Management and Technical Support	533,000
6,965,900

Contingencies	696,600

Grand Total	7,662,500

West Red Lake Property

Much of the following information on the West Red Lake Property is derived from an internal report provided by Goldcorp Canada Ltd.  This report summarizes the geology, deposits and significant mineralization of the Middle, Pipestone and Biron Bay properties, located in the Red Lake Greenstone Belt (Balmer and Ball Assemblages).

Property Agreements

On June 20, 2006, the Company completed a formal option agreement with Goldcorp Inc. (“Goldcorp”) on its Middle Bay, Pipestone Bay and Biron Bay properties (collectively the “West Red Lake Property”) located in Ball Township, Red Lake, Ontario.

Under the terms of the option agreement the Company can earn a 60% interest in 67 mining claims, a 45% interest in two mining claims, and a 30% interest in ten mining claims by spending $3 million on exploration by December 31, 2008.  Upon spending the $3 million, the Company is entitled to elect to exercise the option of its interests.  Upon notification of the Company’s election, Goldcorp has 90 days to back-in and reacquire a 25% interest in the 67 mining claims, a 18.75% interest in two mining claims and a 12.5% interest in the ten mining claims by paying $6 million to the Company.  If Goldcorp does not exercise its back-in right, the Company will then be required to issue one million common shares of its share capital to Goldcorp.

Property Description and Location

The West Red Lake Property is located approximately 30 km west of Red Lake in Ball Township, Ontario (NTS 52M/1, 52L/16) and covers widespread gold mineralization from surface showings and small gold deposits.  Previous exploration by a number of companies including Hemlo Gold Mines Ltd., Goldcorp, Cochenour-Willans Gold Mines Ltd, Dumont Nickel and May-Spiers Gold Mines Ltd. have carried out intermittent exploration in this area since 1935.  The property has now been consolidated into a larger package of contiguous claims.

The West Red Lake Property is located approximately 25-30 kilometres west of the town of Red Lake, Ontario, in Ball Township. Access is afforded primarily by boat, from Red Lake, West, into Trout Bay, thence to Middle and Pipestone bays. The properties can also be accessed in part on land, via Highway 618, south of Red Lake, to Madsen, then west along Suffel Lake (‘Flat Lake’) Road, where a boat launch is located a few km Southeast of the Middle Bay property. Pipestone Bay can then be accessed by passing through the Middle-Pipestone Bay narrows. Middle and Biron Bay can be accessed by vehicle under seasonal conditions along the Pine Ridge Road, which comes within 2 km of the west boundary of Biron Bay.  Using winter trails off this road, from the Mt. Jamie Mine, west Todd Township, the East portion of Pipestone Bay may be accessed. The following map identifies the location of the West Red Lake Property.

PROPERTY LOCATION MAP OF WEST RED LAKE PROPERTY IN ONTARIO

Graphic is included as Exhibit 15.8 to this Form 20-F/A.

WEST RED LAKE PROPERTY CLAIMS TABLE

A table describing the Company’s West Red Lake Property claims is attached as Exhibit 15.9 to this Form 20-F/A.

Regional Geology

The region is dominated by the Red Lake Greenstone Belt, and forms part of the Uchi subprovince.  The Red Lake Greenstone Belt consists of two main assemblages; the earlier sequence, (Balmer assemblage, dated at around 2.99-2.96 Ga.), is composed of tholeiitic to komatiitic volcanic rocks and associated subvolcanic intrusions, lesser sedimentary rocks, felsic volcanic rocks and intrusions (Pirie, 1982; Stott & Corfu, 1991).

The upper sequence or Confederation assemblage, has been dated at 2750 to 2730 Ma (cf. Balmer assemblage, dated at 2992 to 2925 Ma), and is characterised by a mafic to felsic volcanic rock sequence with abundant clastic and chemical sediments (Pirie, 1982; Corfu and Andrews, 1987; Stott and Corfu, 1991).  It likely rests unconformably on the Balmer.  Granite  and granite-like  bodies intruded the aforementioned around 2730-2700 Ma (Pirie, 1982; Corfu and Andrews, 1987).

The structure of the Red Lake greenstone belt may be characterised by an approximately east-west trending, steeply dipping sequence with generally moderate penetrative strain, with, often, the preservation of primary volcanic and sedimentary textures (Sanborn-Barrie, Skulski, Parker, and Dubé, 2000).  Several phases of deformation have been noted by several authors: most recently, Sanborn-Barrie et al., (2000), have (also) postulated a minimum of two major episodes of deformation.

The three properties are underlain predominantly by Balmer Assemblage komatiitic to tholeiitic volcanic sequences and Ball Assemblage  intermediate to felsic volcanic rocks.  Sedimentary sequences are prominent also Pipestone Bay and adjacent land is underlain by a large ultramafic  intrusion, which periodically, has been the focus of limited  nickel and  platinum group element exploration.

Gold showings include the Bridget Lake  gold occurrence, a quartz vein-hosted brittle fracture system within clastic and chemical metasediments.  Intermittent work by a number of concerns, including Cochenour-Willans in the 1960’s, indicated the presence of a wide  altered volcanosedimentary sequence by Bridget Lake.  Cochenour Willans prospected more areas, including quartz veining hosted by  altered mafic volcanics North of Bridget Lake.

Property Geology

Biron Bay

The Biron Bay area is underlain by Northwest-Southeast trending sequence of intermediate to mafic volcanic rocks and intercalated cherty sediments or chert-magnetite iron formations. The lithologies are believed to form part of the regional Ball Assemblage.  Minor, late  altered ultramafic intrusions underlie the far southeast of the property, whilst  granitic intrusions crop out in the North.

Both iron formation and felsic-intermediate intrusions are known to carry limited, anomalous gold values, usually associated with brittle quartz vein systems.  Several occurrences have been discovered on the property, notably the Consolidated Rowan Prospects in the North.

Middle Bay

The Middle Bay area is underlain by the Ball  Assemblage of mafic to ultramafic volcanics,  and felsic volcanic rocks which are generally intercalated, and characterised by thick sections of  lapilli tuffs.   The Bridget Lake prospect is hosted by magnetite-rich chert. The majority of mineralised occurrences are spatially related to the contact between mafic volcanic and ultramafic volcanic rocks. Others occur  within altered intermediate to felsic volcanic rocks.  Nearly all are within fracture systems  of quartz veins with associated  sericite-quartz – carbonate and serpentine alteration.  At least two major alteration ‘corridors’ are known on Middle Bay, both trending approximately East-West.

Pipestone Bay

The Pipestone Bay area is probably underlain by a large strongly to intenselyultramafic intrusive body based upon shoreline lithologies and very limited, lake drilling.  The strong magnetic signature outlines the intrusion and a gravity response is also associated with the body.

Mineralization

In large part, the regional gold mineralization and setting is characterised by brittle quartz veining hosting pyrite and minor  chalcopyrite, pyrrhotite, sphalerite, scheelite  and galena. Mineralization is mainly hosted by  feldspar  porphyry,magnetite-rich chert and mafic to intermediate volcanic rocks.

Alteration is  moderate to intense  carbonatization and silicification.  Major gold occurrences and other showings or occurrences on and around Middle Bay, are described, below:

May-Spiers shaft, on the Middle Bay property, has gold hosted by a feldspar porphyry in intermediate to mafic volcanics.

Pancake Bay Area. Work dating back to the mid-1940’s uncovered a series of sulphide- rich  sedimentary rocks and north-south trending quartz veining immediately North of Pancake Bay.

North Bridget Lake.  Several quartz-gold occurrences have been explored by way of trenching and shallow drilling 200-300 metres North of Bridget Lake over an approximately East-West strike length exceeding 1.5 km. Moderate to intense carbonate-quartz alteration in mafic-intermediate volcanic rocks hosts varying percentages of pyrite, chalcopyrite, pyrrhotite and sphalerite.

Showings on the Biron Bay property are poorly documented, though anomalous gold has been reported from the northwestern and south-eastern areas of the property.

Structural Setting

Known gold mineralization appears to be associated with largely East-West trending, 100-200 metre wide  deformation ‘corridors’, characterised by  carbonate alteration and associated quartz veining.

Mineral Reserves

There are no Industry Guide 7 or NI 43-101 compliant  mineral reserves on the West Red Lake Property

Exploration History

Exploration on the properties dates back approximately seventy years with the discovery of a number of showings and several small gold deposits. These include the following:

-      The May-Spiers Mine
-      Phillips showing
-      Bridget North showings

A list of the significant work on the three properties is provided, below.  As the majority of claims are leased or patented, a complete list of work performed is not provided.  Several companies who have optioned the ground did not report any work conducted.

1929 - 1930 Trenching at Pipestone Narrowsby B. Phillips.  1930 - 1935 West Red Lake Gold Mines Ltd. conducted gold exploration on property around the Phillips Channel, culminating in the sinking of a 200 ft. vertical shaft and over 600 ft. of driftingon a quartz vein at a carbonatised porphyry-mafic volcanic contact. The ore shoot had dimensions of approximately 110 ft by 42 inches.

1934 - 35 May-Spiers Gold Mines Ltd. developed the gold prospect in Middle Bay, culminating in the sinking to 114 m of a shaft, with 602 m of lateral work on three levels, 2 drifts at the 225 and 350 ft levels, and 754 m of underground drilling. The main zone was traced for 108 m along the east-west strike to a depth of 107 m.  After mining began however, the grade was lower than expected and mining was stopped the same year. The property has sat idle for some time, though Dumont Nickel did option it in 1980, and conducted a property review plus VLF and magnetometer surveys.

1935 - 1937 Rowan Red Lake Gold Mines Ltd. conducted extensive exploration on claims on and South of Biron Bay, (west portion of Pipestone Bay), part of which is now covered by the Goldcorp Inc. Biron Bay property. Several prospects were stripped, trenched and sampled including two on the property, plus at least three occurrences immediately South of Biron Bay. The mineralization is quartz vein-hosted within cherty iron formations or granodiorite.

1944 I. Kornell trenched and drilled on Galena Island.

1949 Lake Bed Lead Syndicate also trenched and drilled on the island.

1963, 1965-66 Cochenour Willans Gold Mines Ltd. conducted widespread exploration on several properties including portions of the Middle Bay Property. Self-potential, magnetometer, geology, trenching and drilling was undertaken

1966 On Biron Bay, an EM survey was run for Cochenour Mines Ltd. Subsequently, 3 holes were drilled on the property. To the North of the present Goldcorp Inc. property, but on then contiguous claims, in 1985, Biron Bay Resources ran a VLF- EM survey.  As part of a Ni programme, the same company drilled 5 holes on Pipestone Bay, intersecting serpentinised peridotite.

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

1981 Biron Bay Resources Ltd. conducted geophysical surveys (magnetometer and MaxMin II) on the namesake property, the southern portion of which comprises the present Goldcorp Inc., Biron Bay property. Little work was recorded on Biron Bay, this, despite active exploration dating back to the mid-1940’s.

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

1986 - 1987 A portion of the east end of the Middle Bay property forms part of the then Shane Resources Ltd. ground, which was the subject of a satellite interpretation and lineament study.  Prior to this, the property was in the hands of the Gold Syndicate (1930’s), and subsequently, West Red Lake Gold Mines Ltd., in 1934, which undertook exploration work including the sinking of a shallow shaft on a quartz vein at a carbonatised porphyry-mafic volcanic contact, located at the North shore of the Phillips Channel.

Shane Resources conducted VLF and magnetometer surveying in addition to humus sampling, these on a grid covering the east and central portions of the Middle Bay and the far South of the Pipestone Bay properties.

1990 Aur Resources performed mapping and sampling on the May-Spiers GML property.  Data is in-house.

1996 Hemlo Gold Mines Inc. optioned the T. Maciejewski ground, part of the Middle Bay property.  The company undertook property-wide mapping and sampling, magnetometer, selected IP.  The IP survey indicated several responses recommended for follow-up.

2000 On behalf of Goldcorp Inc., Sial Géosciences Inc. flew combined magnetic, EM, VLF and radiometric helicopter surveys over the Trout, Middle, Pipestone Bay properties.

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

A total of 97 rock samples were submitted for assay and whole rock analysis to ALS Chemex in Thunder Bay.  Sampling of old trenches located between the historic Miles Red Lake showing and the May-Spiers deposit successfully confirmed the presence of significant gold, silver and copper mineralization.  Whole rock geochemistry revealed that the underlying geology is favourable for these elements. Results of the 2006 program are included in the accompanying Table.

Sample	Claim	Gold (g/t)	Silver (g/t)	Copper (%)

363066	1247933	2.52	50.5	0.78
363090	3004674	2.59	5.1	0.06
363027	3004676	3.82	61.6	<0.01
363028	3004676	3.88	9.1	<0.01
363067	1247933	3.98	27.6	0.44
363094	3004674	3.99	45.9	0.16
363070	1247933	4.93	75.5	1.97
363071	1247933	5.84	106	3.63
363018	1248169	6.8	4.2	<0.01
363068	1247933	19.6	104	0.91
363064	1247933	22.7	79.2	0.93
363087	3004674	28.9	>100	<0.01
363092	3004674	81.3	>100	4.91

Ninety two samples were collected in October 2006 during a mapping and prospecting program.  Some 92 samples were collected and some samples were highly anomalous in gold, silver and copper.  A total of 13 samples had gold values greater than 2.5 g/t with an average gold concentration for these samples of 14.7 g/t gold and a maximum value of 81.3 g/t gold.  A group of 8 samples had copper values greater than 0.5% copper with an average value for these samples of 1.96% copper and a maximum value of 4.91%.  Seventeen samples had silver values greater than 15 g/t with an average value for these samples of 57 g/t silver and a maximum value of 106 g/t silver.  Intermediate to mafic volcanics were sampled primarily as continuous chip samples over 0.5 to 0.9 m lengths in trenches or outcrops.

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

The work program and budget planned for fiscal 2007 are as follows:

$
Data Base Compilation	45,000
Grid Work	105,000
Ground Geophysics	374,500
Geological Mapping and Trenching	52,500
Soil and Rock Geochemistry	35,000
Target Drilling	500,000
Assessment Report and Drafting	27,800

Grand Total	$1,139,800

Item 5.	Operating and Financial Review and Prospects.

The following discussion of the results of operations of the Company for the fiscal years ended August 31, 2006, 2005, and 2004 should be read in conjunction with the financial statements of the Company and related notes included therein.

The Company’s financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except for the differences referred to in Note 17 of the financial statements of the Company included herein.  The noon rate of exchange on February 28, 2007, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN $1.17 (US $0.8547 = CDN $1.00).  The effects of inflation and price changes have not had a material impact on the Company’s income or net sales revenues during the past three years.  To date, the Company has not engaged in any formal hedging program.

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

Nearly all of the Company’s activities are directed to such exploration programs.  Yearly variations in individual property expenditures generally reflect increases or decreases in specific exploration and development costs based on previous results and the Company’s decisions regarding the allocation of exploration expenditures between its projects.

The Company intends to conduct exploration activities on both its owned and optioned properties.  None of the properties in which the Company has interests are in production and, consequently, the properties do not produce any revenue.  As a result there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as the Company discovers sufficient mineralization on a property to advance the property beyond the exploration stage.  The Company’s level of exploration expenditures is dependent upon exploration results and the Company’s ability to maintain sufficient financial resources.

The Company derives interest income on its bank deposits and other short-term deposits, which depend on the Company’s ability to raise funds.  Of most significance would be further cash received from issuance of shares to fund ongoing operations.

Through the exploration process, management intends to periodically review results, both internally and externally, through mining related professionals.  Decisions to abandon, reduce or expand exploration efforts are based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.  Geological and/or economic circumstances render each property unique.  Consequently, it is not possible to have any predetermined hold period for a specific property interest.

Costs incurred for general exploration that do not result in the acquisition of mineral properties with ongoing exploration or developmental potential are charged to operations.  Exploration costs relating to the Company’s property interests are capitalized as mineral properties and deferred costs.  Should the Company abandon a property interest or project, the related deferred costs will be charged to operations.

The recoverability of amounts shown for mineral properties and deferred costs is dependent upon the discovery of economically recoverable reserves, completion of positive feasibility studies, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development and future profitable production, or from the disposition of such properties.

To the best of the Company’s knowledge, there are no governmental economic, fiscal, monetary, or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company’s operations or investments by its U.S. shareholders.

Results of Operations

Year Ended August 31, 2006 Compared to Year Ended August 31, 2005

During the year ended August 31, 2006 (“Fiscal 2006”), the Company reported a net loss of $2,199,935, an increase in loss of $1,831,825, from the $368,110 loss reported during the year ended August 31, 2005 (“Fiscal 2005”).  The increase in the net loss in Fiscal 2006 compared to Fiscal 2005, is primarily attributed to a $266,201 increase in general and administrative expenses and a $1,538,655 write-down of the Bachelor Lake Property.

General and administrative costs increased from $1,060,276 in Fiscal 2005 to $1,267,825 in Fiscal 2006, as follows:

	2006 $	2005 $

Accounting and administration	99,700	81,450
Advertising and related	52,430	17,679
Compensation and benefits	95,288	89,864
Consulting and professional fees	208,056	192,534

	2006 $	2005 $
Filing fees and transfer agent	39,827	38,220
Investment conferences	78,823	169,776
Investor relations and shareholder communications	124,908	162,259
Legal and audit	209,615	88,418
Office and general	137,728	71,477
Office rent and operating costs	19,052	29,760
Printing	13,558	18,036
Telephone	14,274	14,719
Travel and related costs	159,907	72,521
Website and internet costs	14,659	13,563

	1,267,825	1,060,276

General and administration expenses increased during Fiscal 2006, due to increased activities relating to the Company=s property acquisitions, ongoing financing activities and increased legal and audit fees.  Significant expenditures incurred during Fiscal 2006, include $159,060 for legal costs incurred primarily for the preparation of the Company’s various securities filings, general legal advice on financings and a general increase in activities; $50,555 for independent audit costs; $208,056 for incurred consulting and professional fees provided for financing opportunities; $52,430 for advertising and related costs for advertising made in industry trade magazine publications; $159,907 for travel and related costs, primarily to attend investment conferences and meetings with the investment communities in Canada and Europe; $137,728 for office and miscellaneous.  During Fiscal 2006, $93,000 was paid to Marc Cernovitch, the former President of the Company for compensation and benefits, and accounting and administration expenses of $99,700 was billed by Chase Management Ltd. (“Chase”), a private company owned by Nick DeMare, a director and the CFO of the Company for bookkeeping, accounting, administration and corporate filing services provided by Chase personnel.

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

During Fiscal 2006, the Company exercised its option on the Bachelor Lake Property and subsequently acquired additional claims, for a total consideration of $165,782.  The Company also paid $15,282 for legal costs associated with property acquisitions and documentation; $142,287 for claims staking, $66,462 for option payments and $107,206 legal costs on the Sherridon VMS Property, $5,165 for lease rental costs, $50,000 for capitalized dividend on the Duport Property and $38,952 legal costs associated with Red Lake Property acquisition.  The Company also recorded a total of $2,034,064 for exploration expenditures.  As a result of an agreement to sell its 50% interest in the Bachelor Lake Joint Venture, the Company has written down the carrying value of the joint venture interest by $1,538,655, reflecting its intrinsic fair value, as of August 31, 2006, of $4.25 million.  On November 17, 2006, the Company entered into a new agreement whereby Metanor has agreed to purchase the Company's 50% interest for total consideration of $4.0 million.  A further write-down of approximately $225,000 will be made in Fiscal 2007.  Detailed discussion of the Company’s proposed sale of its Bachelor Lake interest and exploration activities conducted is discussed in “Item 4.  Information on the Company - Business Overview - Mining Interests - Bachelor Lake Property.”

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

During fiscal 2004, the Company recorded $81,347 in oil and gas revenues.  Production costs of $21,832 were incurred and depletion of $10,441 was recorded for fiscal 2004.  Effective March 1, 2004, the Company sold its 3% interest in the West Ranch Field and with the sale of the Company’s working interest in the West Ranch Field, the Company no longer holds any oil and gas interests.  Accordingly, no oil and gas activities occurred in fiscal 2005.

General and administration expenses increased in fiscal 2005 due to increased activities relating to the Company’s property acquisitions and financing activities and increased shareholder communications and investor relations activities. Significant expenditures in fiscal 2005 include $60,571 (2004 - $23,324) for legal costs incurred, primarily for the continuance of the Company’s domicile from the Yukon Territory to British Columbia, extra-provincial registrations and preparation of the Company’s information circular and regulatory filings and $27,847 (2004 - $11,000) for audit related costs; $38,220 (2004 - $27,077) for transfer agent and regulatory filings for the Company’s Annual General Meeting and various financing and property filings;  $192,534 (2004 - $27,500) for consulting and professional fees provided on corporate development and services to introduce the Company to the investment community in Canada, United States and Europe; $162,259 (2004 - $5,386) for shareholder communications costs; $169,776 (2004 - $2,248) for attendance and presentations at numerous investment conferences in Canada and the United States; $13,563 (2004 - $3,217) for website design and maintenance costs; $72,521 (2004 - $2,614) for travel and related costs, primarily to attend investment conferences and meetings with the investment community; $71,477 (2004 - $2,845) for office and miscellaneous; and $89,864 (2004 - $3,217) for salaries and benefits paid to the President of the Company.  Commencing July 2004, the Company rented office space to accommodate its personnel.  In fiscal 2005, the Company paid $29,760 (2004 - $3,367) for the office rent and occupancy costs.  Accounting and administration expenses of $81,450 (2004 - $63,638) were billed by Chase Management Ltd. (“Chase”), a private company owned by Nick DeMare, Chairman and CFO of the Company.  Chase is currently paid a base amount of $3,000 per month for bookkeeping, accounting, administration and corporate filing services provided by Chase personnel, exclusive of Mr. DeMare, and $2,000 per month related to Mr. DeMare’s services as the CFO of the Company.

In fiscal 2005, the Company recorded a non cash stock-based compensation charge of $559,031, compared to $179,611 in fiscal 2004.  The calculation is based on the fair value of stock options granted by the Company using the Black-Scholes option pricing model, which uses estimates and assumptions.  It does not necessarily provide a reliable measure of the fair value of the Company’s stock options.  During fiscal 2005, the Company granted 1,078,000 options with a weighted average exercise price of $0.92 per share, compared to fiscal 2004 when the Company granted 810,000 options with a weighted average exercise price of $0.61 per share.

During fiscal 2005, the Company completed a number of private placement financings whereby it issued a total of 7,324,894 common shares for $6,688,797 cash proceeds.  Of the total financings, 4,626,364 common shares were conducted on a flow-through share basis.  Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements have been renounced by the Company to investors in accordance with Canadian income tax legislation.  The renunciation of such expenditures is accounted for as a financing cost related to the flow-through issuance and resulted in a $1,566,000 reduction in share capital with a corresponding increase in the Company’s future tax liability.

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

Liquidity and Capital Resources

The Company=s practice is to proceed with staged exploration, where each stage is dependent on the successful results of the preceding stage.  To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due.  As at August 31, 2006, the Company had working capital of $151,522.  In October 2006, the Company raised $1,537,350 on the sale of common shares on a flow-through basis.  The Company also received a further $2.0 million, on a non-refundable basis from Metanor from the proposed sale of the Company's 50% interest in the Bachelor Lake project.  The Company has budgeted approximately $9.0 million for exploration activities, approximately $1.3 million for corporate overhead and approximately $300,000 for dividend payments on its Series 1 Preferred Shares for the calendar 2007 fiscal year.  The Company will require additional financings to maintain its core operations, planned exploration and current levels of corporate overhead.  In addition, results from its exploration programs and/or additional mineral property acquisitions may result in additional financial requirements.  There is no assurance that funding will be available on terms acceptable to the Company or at all.  If such funds cannot be secured, the Company may be forced to curtail additional exploration efforts to a level for which funding can be secured.

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

Off Balance Sheet Arrangements

The Company does not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The Company does not have any contractual obligations.

Item 6.	Directors, Senior Management and Employees.

Directors and Senior Management

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report, are as follows:

Name	Position with the Company	Term of Office (for each office held)
LYNDA BLOOM	Director President and Chief Executive Officer	November 2006 to present March 2007 to present
MARC CERNOVITCH	Director Chairman President and Chief Executive Officer	February 2005 to present February 2007 to present February 2005 to March 2007
NICK DEMARE(1)	Director Chief Financial Officer Chairman	January 1996 to Present July 2003 to present February 2005 to March 2007
TOM HEALY	Director, Senior Vice President and Chief Operating Officer	February 2005 to present
ANDREW CARTER(1)	Director	February 2004 to present
EWAN DOWNIE	Director	May 2004 to present
WILLIAM LEE(1)	Director	February 2004 to present
HARVEY LIM	Corporate Secretary	December 1998 to present
(1)  Member of the Audit Committee.

Each officer’s and director’s term of office shall expire at the Company’s next annual general meeting.  The Company does not have an executive committee or a compensation committee. The Company’s audit committee is responsible for reviewing the Company’s financial statements before they are approved by the Company’s directors.

There are no family relationships between any directors or executive officers of the Company.  To the best of the Company’s knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers, or others, pursuant to which any of the Company’s officers or directors was selected as an officer or director of the Company.

Set forth below are brief descriptions of recent employment and business experience of the Company’s officers and directors.

Lynda Bloom (Age 50), Director, President and Chief Executive Officer

Ms. Bloom is a professional geologist and earned a Masters of Science degree from Queen’s University.  Ms. Bloom is recognized as a world-expert on assay methods and has traveled extensively worldwide to review sampling and analytical procedures.  Over the past 20 years Ms. Bloom has also acted as a consultant to some of the largest exploration and mining companies in the world including Barrick, Falconbridge, AngloAmerican and Cameco.  Ms. Bloom is a director of the Prospectors and Developers Association of Canada and recently completed her term as Chair of the Canadian Institute of Mining and Metallurgy-Toronto Branch, as well as serving on several government advisory boards.  Ms. Bloom is also a director of Canadian Shield Resources Inc. and Augen Capital Corp.  See “Item 7.  Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest”.

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

Nick DeMare (Age 52), Director and Chief Financial Officer

Mr. DeMare holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia.  Since May, 1991, Mr. DeMare has been the President of Chase, a private company which provides a broad range of administrative, management and financial services to private and public companies engaged in mineral exploration and development, gold and silver production, oil and gas exploration and production and venture capital.  Mr. DeMare indirectly owns 100% of Chase.  Mr. DeMare currently serves as an officer and director of other public reporting companies.  See “Item 7.  Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest.”

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

Andrew Carter (Age 59), Director

Mr. Carter obtained a certificate in accounting from the Midland College of TAFE (Western Australia) in 1987.  Since 1992, Mr. Carter has been a member of the Australian Institute of Credit Management.  Mr. Carter has an extensive background in the mining industry and as a commercial finance executive.  During the 1970’s, Mr. Carter was involved in the mining industry, where he managed exploration crews in the Leonora and Kimberly regions in Western Australia.  In 1988, he was appointed Chief Executive of RAC Finance Limited, a non-bank owned commercial financier in Western Australia.  During this time, he was appointed Chairman and Director of Australian Finance Conference Limited and represented the industry as a panel member of the Commercial Tribunal for Western Australia.  Since 1999, Mr. Carter has been providing services as an independent corporate consultant based in Vancouver.  Mr. Carter is currently the President of Tinka Resources Ltd., a public company trading on the TSXV, and serves as an officer and director of other public reporting companies.  See “Item 7.Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest”.

Ewan Downie (Age 40), Director

President, CEO and a director of Wolfden Resources Inc., a TSX Exchange traded company, and Vice-President of Sabina Silver Corporation, a TSXV traded company.  Since 1989, Mr. Downie has been the owner of Vytyl Exploration Services, a contracting business in mineral development and exploration for a wide variety of major and junior mining companies.  Mr. Downie currently serves as an officer and director of other public reporting companies.  See “Item 7.  Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest”.

William Lee (Age 53), Director

Mr. Lee holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia.  He has been a financial officer or controller of several public and private companies since 1986 and, prior, thereto, was a Senior Audit Manager at Deloitte & Touche.  Prior to March, 1995, Mr. Lee was employed as the Chief Financial Officer of Sanctuary Woods Multimedia Corp.  From March 1995 to June 1996, Mr. Lee was employed as the Chief Financial Officer of Wildwood Interactive Inc.  From June, 1996 to March, 2004, Mr. Lee was employed as the Chief Financial Officer of IMA Exploration Inc., a public company engaged in the exploration of mineral properties.  From July 2004 to January 2006, Mr. Lee was employed as a business analyst of Ivanhoe Energy Inc., a public company engaged in the exploration for and production of oil and natural gas.  In January 2006, Mr. Lee was appointed CFO of Jinshan Gold Mines Inc., a public company engaged in the exploration for and development of gold and copper projects in China.  Mr. Lee currently serves as an officer and director of other public reporting companies.  See “Item 7.  Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest”.

Harvey Lim (Age 48), Corporate Secretary

Mr. Lim holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia.  Mr. Lim was employed by Coopers & Lybrand

(now PricewaterhouseCoopers LLP) from 1981 to 1988.  From 1988 to 1991, Mr. Lim was employed as a controller with Ingot Management Ltd.  Since 1991, Mr. Lim has been employed by Chase as a controller.  Mr. Lim currently serves as an officer and director of other public reporting companies.  See “Item 7.  Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest”.

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

The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its directors and officers.  The following fairly reflects all material information regarding compensation paid by the Company to its directors and officers, which information has been disclosed to the Company’s shareholders in accordance with applicable Canadian law.

“Named Executive Officers” means the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the Company, regardless of the amount of compensation of those individuals, and each of the Company’s three most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $150,000 or more.  In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was $150,000 whether or not they are an executive officer at the end of the fiscal year.

During the fiscal year ended August 31, 2006, the Company had two Named Executive Officers, Mr. Marc Cernovitch, the Company’s current Chairman and former President and CEO, and Mr. Nick DeMare, the Company’s current CFO and former Chairman.  The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officers during the financial years ended August 31, 2006, 2005 and 2004:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs granted (#)(2)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Marc Cernovitch(3) former President and CEO(4),, Chairman and Director	2006 2005 2004	93,000 51,500 N/A	Nil Nil N/A	Nil Nil N/A	330,000 275,000 N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil N/A
Nick DeMare former Chairman (4), CFO and Director	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	30,000(5) 28,000(5) 8,000(5)	133,000 73,000 150,000(6)	N/A N/A N/A	N/A N/A N/A	69,700(5) 62,450(5) 55,638(5)

NOTES:
(1)	Financial years ended August 31, 2006, 2005 and 2004.
(2)	Figures represent options granted during a particular year; see “Aggregate Option” table for the aggregate number of options outstanding at year end.
(3)	Mr. Cernovitch was appointed on February 9, 2005 as the President and CEO of the Company.
(4)
On March 1, 2007 Marc Cernovitch resigned as President and CEO of the Company and Nick DeMare resigned as Chairman of the Company.  Mr. Cernovitch was then appointed as Chairman of the Company and Lynda Bloom was appointed as President and CEO of the Company.

(5)
Paid to Chase Management Ltd. (“Chase”), a private company owned by Mr. DeMare, for accounting, administration, management and professional services rendered by Mr. DeMare and Chase personnel.  See “Management Contracts”.

(6)	Includes 50,000 options granted to Chase.

Long Term Incentive Plan Awards

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Name Executive Officers during the Company’s most recently completed financial year.  A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, stock appreciation rights (“SARs”) or restricted share compensation.

Option/SAR Grants During the Most Recently Completed Financial Year

The following table sets forth stock options granted to the Named Executive Officers during fiscal 2006:

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year (%)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Marc Cernovitch	80,000	3.69%	0.75	0.74	Sept. 29, 2008
	250,000	11.53%	0.45	0.50	Feb. 02, 2009
	330,000	15.22%

Nick DeMare	60,000	2.77%	0.75	0.74	Sept. 29, 2008
	73,000	3.36%	0.45	0.50	Feb. 02, 2009
	133,000	6.13%

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-end Option/SAR Values

The following table sets out details of all the incentive stock options, both exercised and unexercised, for the Named Executive Officers during fiscal 2006:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year -End Exercisable / Unexercisable (#)	Value of Unexercised in the Money Options at Financial Year -End (1) Exercisable / Unexercisable ($)

Marc Cernovitch	Nil	N/A	480,000 / N/A	Nil / N/A

Nick DeMare	Nil	N/A	283,000(2) / N/A	Nil / N/A

NOTES:
(1)	The closing price of the Company’s common shares on August 31, 2006 was $0.40.
(2)	Includes 50,000 options granted to Chase.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company does not have any compensatory plan(s), contract(s) or arrangement(s) with respect to the resignation, retirement or any other termination of the Named Executive Officers’ employment, a change of control of our Company or a change in the Named Executive Officers’ responsibilities following a change in control, which entitle a Named Executive Officer to receive from the Company an amount, including all period payments or installments, exceeding $100,000.

Director Compensation

Cash Compensation

During fiscal 2006, the Company paid $116,400 for professional fees to a director who is not a Named Executive Officer of the Company.  See “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”

Non-cash Compensation

The following table sets forth stock options granted by the Company during fiscal 2006 to the directors who are not the Named Executive Officers of the Company:

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year (%)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Directors as a group	180,000	25.05%	0.75	0.74	Sept. 29, 2008
who are not Named	295,000	13.61%	0.45	0.50	Feb. 02, 2009
Executive Officers	475,000	21.91%

The following table sets forth details of all exercises of stock options during fiscal 2006 by the directors who are not the Named Executive Officers of the Company, and the financial year end value of unexercised options:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year -End Exercisable / Unexercisable (#)	Value of Unexercised in the Money Options at Financial Year -End (1) Exercisable / Unexercisable ($)
Directors as a group who are not Named Executive Officers	Nil	N/A	935,000 / N/A	Nil / N/A
NOTE:
(1)	The closing price of the Company’s common shares on August 31, 2006 was $0.40.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets out, as of the end of the Company’s financial year ended August 31, 2006, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	2,903,000(1)	$0.56	See Note (1)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,903,000	$0.56	See Note (1)

NOTE:
(1)
The Company has in place a “rolling” stock option plan (the “Plan”) whereby the maximum number of common shares that may be reserved for issuance pursuant to the Plan will not exceed 10% of the issued shares of the Company at the time of the stock option grant. As of the date hereof, common shares may be reserved for issuance pursuant to the Plan.

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

Interest of Informed Persons in Material Transactions

Other than as disclosed in “Item 7.  Major Shareholders and Related Party Transactions - Related Party Transactions”, no informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company.  An “informed person” means a director or executive office of a reporting issuer; a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; any person or company who beneficially owns, directly or indirectly, voting shares of a reporting issuer or who exercises control or direction over shares of the reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer; and a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Employment / Management Agreements

Effective March 1, 2006, Lynda Bloom entered into an employment agreement whereby the Company has retained Ms. Bloom as the President and CEO of the Company.  Under the terms of the employment agreement, Ms. Bloom is paid an annual salary of $175,000, payable monthly, plus an annual bonus to be determined by the Board of Directors of the Company.  In the event Ms. Bloom is terminated without cause, then the Company will pay Ms. Bloom, three months severance compensation plus one month’s severance compensation per completed year of service, to a maximum of 12 months monthly severance compensation in total.  Ms. Bloom will also be entitled to accrued but unused vacation.

The Company has a management contract with Chase, whereby the Company has retained Chase to provide ongoing administrative, accounting, professional and management services.  In return for providing such services, Chase is paid a monthly fee of $3,000 plus any out-of-pocket disbursements made by Chase on the Company’s behalf.  In addition, the Company may engage Chase to perform extra services in which case Chase will charge the Company for its employees at competitive rates.  The Company is also paying Chase $2,000 per month for the services of Mr. DeMare in his capacity as Chairman and CFO of the Company.  Payment for these services have been included as part of “Other Annual Compensation” and “All Other Compensation” of the Summary Compensation Table for Mr. DeMare.  See “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions”.

Other than as noted above, there are no service contracts with the Company providing for benefits upon termination of employment of any director of the Company.

Disclosure Of Corporate Governance Practices

Effective June 30, 2005, National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) was adopted by the Canadian Securities Administrators.  NI 58-101 requires issuers to disclose their governance practices in accordance with that instrument.  The Company is a “venture issuer” within the meaning of NI 58-101.  A discussion of the Company’s governance practices within the context of NI 58-101 is set out below:

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

Board Practices

Orientation and Continuing Education

The CEO and/or the CFO are responsible for providing an orientation for new directors.  Director orientation and on-going training will include presentations by senior management to familiarize directors with the Company’s strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors.

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

Audit Committee

The Audit Committee’s Charter

Mandate

The primary function of the audit committee (the “Committee”) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. The Committee’s primary duties and responsibilities are to:

-	Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

-	Review and appraise the performance of the Company’s external auditors (the “Auditor”).

-	Provide an open avenue of communication among the Company’s auditors, management and the Board of Directors.

Composition

The Committee shall be comprised of at least three members.  Each member must be a director of the Company.  A majority of the members of the Committee shall not be officers or employees of the Company or of an affiliate of the Company.  At least one member of the Committee shall be financially literate.  All members of the Committee who are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices.  For the purposes of this Audit Committee Charter, the term “financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be appointed by the Board of Directors at its first meeting following the annual shareholders’ meeting.  Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.  The Chair shall be financially literate.

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

The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company’s annual financial statements and, if the Committee feels it is necessary or appropriate, at any other meeting.  On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board of Directors or the shareholders of the Company.

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

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee or any of these groups believes would be appropriate to discuss privately.  In addition, the Committee should meet with the Auditor and management annually to review the Company’s financial statements.

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

(b)
Review the Company’s financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

(c)
Review and satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assess the adequacy of those procedures.

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

(g)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

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

The Committee may delegate to one or more independent members of the Committee the authority to pre-approve non-audit services in satisfaction of the pre-approval requirement set out in this section provided the pre-approval of non-

audit services by any member to whom authority has been delegated must be presented to the Committee at its first scheduled meeting following such pre-approval.

Financial Reporting Processes

(a)	In consultation with the Auditor, review with management the integrity of the Company’s financial reporting process, both internal and external.

(b)	Consider the Auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the Auditor and management.

(d)	Review significant judgments made by management in the preparation of the financial statements and the view of the Auditor as to the appropriateness of such judgments.

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

(h)
Discuss with the Auditor the Auditor’s perception of the Company’s financial and accounting personnel, any material recommendations which the Auditor may have, the level of cooperation which the Auditor received during the course of their review and the adequacy of their access to records, data and other requested information.

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

This Charter supersedes and replaces all prior charters and other terms of reference pertaining to the Committee."

Composition of the Audit Committee

The following are the members of the Committee (1):

	Independent (1)	Financially Literate
Nick DeMare	N	Y
William Lee	Y	Y
Andrew Carter	Y	Y

NOTE:
(1)	As defined by Multilateral Instrument 52-110 (“MI 52-110”).

The Company is relying on the exemption provided under Section 6.1 of MI 52-110.

Relevant Education and Experience

Mr. Lee is a Chartered Accountant with significant experience working with resource issuers as a Chief Financial Officer. In addition, from 2004 to January 2006, Mr. Lee provided consulting services to a resource energy group in meeting their compliance obligations under the Sarbanes-Oxley Act.  Mr. DeMare is a Chartered Accountant with significant experience working with resource issuers as a Chief Financial Officer and Mr. Carter is a business executive with extensive experience in the industry.  As such each has acquired knowledge and understanding of the financial issues and accounting principles that are relevant in assessing this Company’s financial disclosures and internal control systems.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading “External Auditors”.

Remuneration Committee

The Company does not have a separate Remuneration Committee.

Termination of Employment or Change of Control

Other than as described in “Item 6. Directors, Senior Management and Employees - Employment/Management Agreements” and the Summary Compensation Table and above, the Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officer in the Company’s most recently completed financial year or current financial year in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

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

Share Ownership

The following table sets forth certain information regarding ownership of the Company’s common shares by the Company’s officers and directors as of January 31, 2007:

Title of Class	Name and Address of Owner	Shares and Rights Beneficially Owned or Controlled (1)	Percent of Class (1)

Common Stock	Marc Cernovitch Toronto, Ontario, Canada	567,800(2)	1.61%

Common Stock	Nick DeMare Burnaby, British Columbia, Canada	784,028(3)	2.23%

Common Stock	Andrew Carter North Vancouver, British Columbia, Canada	187,000(4)	0.52%

Common Stock	Ewan Downie Thunder Bay, Ontario, Canada	1,147,500(5)	3.27%

Common Stock	William Lee Delta, British Columbia, Canada	165,300(6)	0.47%

Common Stock	Harvey Lim Burnaby, British Columbia, Canada	170,143(7)	0.49%

Common Stock	Tom Healy Calgary, Alberta, Canada	425,000(8)	1.21%

Title of Class	Name and Address of Owner	Shares and Rights Beneficially Owned or Controlled(1)	Percent of Class (1)
Common Stock	Lynda Bloom Toronto, Ontario, Canada	250,000(9)	0.71%
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
(3)
Includes 319,691 common shares held directly by Mr. DeMare, 97,404 common shares held by DNG Capital Corp. (“DNG”), a private corporation wholly-owned by Mr. DeMare, and 8,866 common shares held by 888 Capital Corp., a private corporation 50% owned by Mr. DeMare.  Also includes options to acquire 275,000 common shares held by Mr. DeMare directly, options to acquire 50,000 common shares held by Chase and warrants to acquire 33,067 common shares held directly by Mr. DeMare.

(4)	Includes 22,000 common shares held, and options to acquire 160,000 common shares.
(5)
Includes 810,000 common shares held, options to acquire 300,000 common shares and warrants to acquire 37,500 common shares.  Mr. Downie, a director of the Company, is the President, CEO and a director of Wolfden Resources Inc. (“Wolfden”), a publicly traded company, which holds 2,100,000 shares of the Company.  However, the shares held by Wolfden are not attributed to Mr. Downie, as he has no discretionary authority in connection with such shares.

(6)	Includes 5,300 common shares held and options to acquire 160,000 common shares.
(7)	Includes 143 common shares held and options to acquire 170,000 common shares.
(8)
Includes 100,000 common shares held by Kamcot International Ltd. (“Kamcot”), a private corporation owned 50% by Mr. Healy and 50% by Ulrica Healy, Mr. Healy’s spouse, options to acquire 275,000 common shares and warrants to acquire 50,000 common shares held by Kamcot.

(9)	Option to acquire 250,000 common shares.

All of the Company’s common shareholders have the same voting rights.  Holders of the Company’s Series 1 Preferred Shares do not have the right to vote unless the Company is in default on the payment of dividends and the dividends remain unpaid for a period of 60 days.  See “Item 10. Additional Information - Description of Authorized Shares - Preferred Shares.”

Stock Option Plan

The Company has a rolling stock option plan (the “Plan”), which makes a total of 10% of the issued and outstanding common shares of the Company available for issuance thereunder.  The Company’s Plan is approved annually by the shareholders.  In accordance with the policies of the TSXV, a rolling plan, which is the type of plan the Company has adopted, requires the approval of the shareholders of the Company on an annual basis.

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

The Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts.  The Board of Directors may issue a majority of the options to insiders of the Company.  However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Company result, at any time, in the issuance to any option holder, within a one-year period, of a number of shares exceeding 5% of the Company’s issued and outstanding share capital.

The following information is intended to be a brief description of the Plan:

1.
The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of shares which is 10% of the issued and outstanding shares of the Company.  Any outstanding options will form a part of the foregoing 10%.  The exercise price of the stock options, as determined by the Board of Directors in its sole discretion, shall not be less than the closing price of the

Company’s shares traded through the facilities of the TSXV on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the TSXV or, if the shares are no longer listed for trading on the TSXV, then such other exchange or quotation system on which the shares are listed and quoted for trading.

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

The Plan may be administered by the Company’s secretary or such other senior officer or employee as may be designated by the Board of Directors from time to time.  Upon the approval of the Plan by the Company’s shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by employees of the Company regularly employed on a full-time or part-time basis, directors of the Company and persons who perform services for the Company on an ongoing basis or who have provided, or are expected to provide, services of value to the Company.

As of January 31, 2007, an aggregate of 3,460,000 incentive stock options to purchase shares of the Company’s common stock remain outstanding to the following persons:

Optionee	Nature of Option	No. of Options	Exercise Price/Share $	Expiry Date
Ewan Downie	Director	200,000	0.60	May 31, 2009
Nick DeMare	Director	100,000	0.60	May 31, 2009
Harvey Lim	Officer	50,000	0.60	May 31, 2009
Andrew Carter	Director	50,000	0.60	May 31, 2009
William Lee	Director	50,000	0.60	May 31, 2009
Scott Walters	Consultant	150,000	0.75	September 29, 2008
Andrew Carter	Director	60,000	0.45	February 2, 2009
David Henstridge	Consultant	50,000	0.45	February 2, 2009
Ewan Downie	Director	25,000	0.45	February 2, 2009
Harvey Lim	Officer	60,000	0.45	February 2, 2009
Kevin Leonard	Consultant	60,000	0.45	February 2, 2009
Marc Cernovitch	Director	250,000	0.45	February 2, 2009
Nick DeMare	Director	73,000	0.45	February 2, 2009
Scott Koyich	Consultant	75,000	0.45	February 2, 2009
Tom Healy	Director	150,000	0.45	February 2, 2009
Tony Keen	Consultant	50,000	0.45	February 2, 2009
William Lee	Director	60,000	0.45	February 2, 2009
Richard Cohen	I/R	200,000	0.45	March 11, 2011
Tim German	I/R	200,000	0.45	March 11, 2011
Ewan Downie	Director	75,000	0.45	November 27, 2009
Chase Management Ltd.	Mgmt Co.	50,000	0.45	November 27, 2009
Nick DeMare	Director	102,000	0.45	November 27, 2009
Harvey Lim	Officer	60,000	0.45	November 27, 2009
Andrew Carter	Director	50,000	0.45	November 27, 2009
William Lee	Director	50,000	0.45	November 27, 2009
Tom Healy	Director	125,000	0.45	November 27, 2009
Marc Cernovitch	Director	225,000	0.45	November 27, 2009
Kevin Leonard	Consultant	110,000	0.45	November 27, 2009
Ken Pride	Consultant	50,000	0.45	November 27, 2009
Peter Dietrich	Consultant	50,000	0.45	November 27, 2009
Value Relations	Consultant	250,000	0.45	November 27, 2009

Options	Nature of Option	No. of Options	Exercise Price/Share $	Expiry Date
Jeff Tindale	Consultant	100,000	0.45	November 27, 2009
Lynda Bloom	Director	250,000	0.45	November 27, 2009
TOTAL:		3,460,000

As of January 31, 2007, the directors and officers of the Company, as a group (eight persons), held options to purchase 1,785,000 shares of the Company’s common stock.

Warrants

As of January 31, 2007, there were non-transferable common share purchase warrants exercisable for the purchase of 4,701,503 common shares, which expire at various times until April 12, 2008 and may be exercised at various prices ranging from $0.45 per share to $1.50 per share, as follows:
Common Shares Issuable On Exercise of Warrants	Exercise Price/Share $	Expiry

2,071,015	0.70	September 14, 2007
432,474	0.70	September 29, 2007
85,715	0.75	October 14, 2007
1,708,166	0.60	April 12, 2008
404,133	0.45	April 12, 2008
4,701,503

As of January 31, 2007, the directors and officers of the Company, as a group (eight persons), held warrants to purchase 120,567 shares of the Company’s common stock.

There are no assurances that the options or warrants described above will be exercised in whole or in part.

Item 7.     Major Shareholders and Related Party Transactions.

Principal Holders of Voting Securities

The following table sets forth certain information regarding ownership of the Company’s common shares by the Company’s major shareholders as of January 31, 2007.

Title of Class	Name and Address of Owner	Shares and Rights Beneficially Owned or Controlled (1)	Percent of Class (1)
Common Stock	Wolfden Resources Inc.(2) Thunder Bay, Ontario, Canada	2,100,000	6.04%
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

(2)
Wolfden Resources Inc. (“Wolfden”) is a publicly traded company.  Mr. Ewan Downie, a director of the Company, is the President, CEO and a director of Wolfden; however, the shares held by Wolfden are not attributed to Mr. Downie, as he has no discretionary authority in connection with such shares.

To the best of the Company’s knowledge, it is not directly or indirectly owned or controlled by another Company or by any foreign government.

None of the Company’s common shareholders have different voting rights than any of the Company’s other common shareholders.

Escrow Shares

As of the date of this annual report, no shares are held in escrow.

Changes in Shareholdings

As of January 31, 2007, Wolfden Resources Inc. beneficially owned 2,100,000 shares (6.04%) of the Company’s common stock.  The common shares were issued to Wolfden on May 18, 2005, by the Company under the Assignment and Assumption Agreement on the Bachelor Lake Property.  See “Item 4.  Information on the Company.  Principal Properties - Bachelor Lake Property, Quebec”.

Change of Control

As of the date of this annual report, there are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company, except the possible issuance of common shares to The Sheridan Platinum Group Ltd. and Pat Sheridan in connection with the redemption or retraction of the Series 1 Preferred Shares.  See “Item 4. Information on the Company - Principal Properties - Duport Property, Ontario” and “Item 10. Additional Information - Description of Authorized Shares - Preferred Shares”.

In the event that the Company exercises its right to retract or redeem the Series 1 Preferred Shares in exchange for common shares of the Company, this may result in a change of control of the Company.  Based on the Company’s outstanding share capital as at January 31, 2007, if the Company retracted or redeemed the Series 1 Preferred Shares in exchange for common shares, The Sheridan Platinum Group Ltd. and Pat Sheridan would own in the aggregate approximately 34.79% of the Company’s outstanding common shares, calculated as follows:

Shares outstanding (1)	34,777,049
Shares issuable upon retraction (2)	17,021,276
Shares outstanding after retraction	51,798,325

Shares currently held by vendors	1,000,000
Shares acquired by vendors upon retraction	17,021,276
Shares held by vendors after retraction	18,021,276
% of shares held by vendors after retraction	34.79%

NOTES:
(1)	As at January 31, 2007.
(2)	Calculated as $8 million divided by $0.47 per share, being the closing price of the Company’s common shares on January 31, 2007.

The foregoing calculation is for illustrative purposes only and does not take account of additional common shares which may be issued by the Company, or any purchases or sales of shares by The Sheridan Platinum Group Ltd. or Mr. Sheridan, subsequent to the date hereof but prior to redemption or retraction, or any change in the market price of the Company’s common shares, all of which may materially change the calculation.

United States Shareholders

As of January 31, 2007, there were approximately nine registered holders of the Company’s common shares in the United States, with combined holdings of 554,412 shares, representing 1.59% of the issued shares of the Company. The Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.

Control by Foreign Government or Other Persons

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person jointly or severally.

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

1.
On February 9, 2005, Mr. Marc Cernovitch was appointed President and CEO of the Company and provided his services as the Company’s President and CEO on a full-time basis until March 1, 2007, when he resigned as the Company’s President and CEO and assumed the role as the Company’s Chairman.  In consideration therefore, Mr. Cernovitch is currently paid a monthly salary of $7,750.  During the years ended August 31, 2005 and 2006 and the period from September 1, 2006 to January 31, 2007, Mr. Cernovitch was paid $51,500, $93,000 and $38,750, respectively.

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

3.
From July 4, 2003 through February 9, 2005, the Company paid Chase a monthly fee for the services of Mr. Nick DeMare in his former capacity as President, Chief Executive Officer and Chief Financial Officer of the Company.  Commencing February 9, 2005, the Company paid Chase a monthly fee for the services of Mr. Nick DeMare in his current capacity as Chairman and Chief Financial Officer.  On March 1, 2007, Mr. DeMare resigned as Chairman of the Company.  See “Item 6.  Directors, Senior Management and Employees - Compensation.”  Management believes the arrangement with Chase for Mr. DeMare’s services is fair to the Company.  During the years ended August 31, 2004, 2005, 2006 and the period from September 1, 2006 to January 31, 2007, the Company paid Chase $8,000, $28,000, $30,000 and $12,500, respectively.

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

5.
The Company has completed previous private placements of securities, the subscribers of which include companies wholly-owned by directors and officers of the Company.  The securities issued pursuant to such private placements were issued in accordance with the pricing policies of the TSXV.  During the years ended August 31, 2004, 2005 and 2006, and the period from September 1, 2006 to January 31, 2007, the Company conducted the following private placements of common stock:

Placee	Participation by Insiders	Purchase Price $	Market Price(1) $
Period September 1, 2006 to January 31, 2007
3,416,333 flow-through units (one common share and one-half warrant)		0.45	0.41
- Nick DeMare	20,000

Year Ended August 31, 2006
3,293,070 flow-through common shares		0.70	0.68
- Ewan Downie	20,000

Placee	Participation by Insiders	Purchase Price $	Market Price(1) $
Year Ended August 31, 2005
4,342,951 units (one common share and one-half warrant)		0.95	1.05
- Ewan Downie	75,000
- Nick DeMare	26,135
- Judy Eng (spouse of Harvey Lim)	10,000
- William Lee	5,300
- Andrew Carter	5,000
	121,435
151,834 units (one common share and one-half warrant)		0.95	0.92
- Marc Cernovitch	5,300

Year Ended August 31, 2004
3,400,000 units (one common share and one warrant)		0.15	0.20
- Nick DeMare	281,667
2,600,000 units (one common share and one warrant)		0.30	0.32
- DNG Capital Corp.(2)	71,000

(1)	Quoted closing price on date of announcement of private placement.
(2)	100% owned by Nick DeMare.

6.
On November 12, 2004, the Company entered into an option agreement to earn a 50% interest in the Bachelor Lake Property with Wolfden Resources Inc. (“Wolfden”). A definitive agreement (the “Assignment and Assumption Agreement”) was subsequently executed on April 15, 2005. Under the terms of the Assignment and Assumption Agreement, Wolfden assigned to the Company its option to earn a 50% interest in the Bachelor Lake Property from Metanor Resources Inc. (“Metanor”) by paying to Wolfden an aggregate of $1,943,123 (comprised of $650,000 in acquisition costs and $1,293,123 in reimbursement of exploration expenditures) and issuing 2.1 million common shares subject to a 12-month contractual hold period. Upon securing project financing and the commencement of commercial production on the property resulting in a minimum of 50,000 ounces of gold or silver equivalent being produced, the Company will pay a bonus payment to Wolfden in the amount of $250,000 cash and 250,000 common shares. The Company has also agreed to pay Wolfden a net smelter return royalty of 0.5% on the Company’s share of the net smelter return. The Company also assumed Wolfden’s $3 million exploration funding commitment at Bachelor Lake. The transaction closed on May 18, 2005.   Mr. Ewan Downie, a director of the Company is also the President, Chief Executive Officer and a director of Wolfden.  See AItem 4. Information on the Company - Principal Properties - Bachelor Lake Property, Quebec.”

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

10.           See also “Item 6.  Directors, Senior Management and Employees - Compensation.”

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

The following table identifies the name of each director and officer of the Company and any company, which is a reporting issuer in Canada or the United States, and for which such director or officer currently serves as an officer or director, other than the Company:

Director	Reporting Issuer	Capacity	Commenced Service

Marc Cernovitch	Cumbre Ventures Inc.	Director, President, CEO and CFO	April 2006

Nick DeMare	Aguila American Resources Ltd.	Director	January 2003
	Andean American Mining Corp.	Director	August 2002
	Astral Mining Corporation.	Director	February 2004
	Blue Sky Uranium Corp.	Director CFO	June 2006 February 2007
	Centrasia Mining Corp.	Director CFO	October 2002 September 2005
	Salazar Resources Ltd.	Director	June 1988
	Cumbre Ventures Inc.	Director	April 2006
	GGL Diamond Corp.	Director	May 1989
	Golden Peaks Resources Ltd.	Director	January 1992
	Goldmarca Limited	Director	September 2000
	Gold Point Energy Corp.	Director CFO	August 2003 June 2005
	Lara Exploration Ltd.	Director	March 2004
	Lariat Energy Ltd.	Director	August 2002
	Mawson Resources Limited	Director	March 2004
	Mirasol Resources Limited	Director	February 2005
	Tinka Resources Limited	Director	October 2003
	Tumi Resources Limited	Director	January 2002

Andrew Carter	Astral Mining Corporation	Director	February 2004
	Gold Point Energy Corp.	Director	October 2003
	Tinka Resources Ltd.	Director, President & CEO	February 2003

Ewan Downie	Anaconda Gold Corp.	Director	May 2003
	Benton Resources Corp.	Director	December 2003
	Newstrike Resources Corp.	Director	July 2005
	Pediment Exploration Ltd.	Director	March 2005
	Sabina Silver Corporation	Director	November 2002
	Wolfden Resources Ltd.	Director, President & CEO	October 1995

William Lee	Golden Peaks Resources Ltd.	Director	March 2006
	Jinshan Gold Mines Inc.	CFO	January 2006
	Tinka Resources Limited	Director	October 2002

Tom Healy	N/A	N/A	N/A

Lynda Bloom	Augen Capital Corp.	Director	September 2006
	Canadian Shield Resources Inc.	Director	December 1996

Harvey Lim	Astral Mining Corporation	Secretary & CFO	February 2004
	Blue Sky Uranium Corp.	Secretary	June 2006
	Gold Point Energy Corp.	Director & Secretary	October 2003
	Rochester Resources Ltd.	Secretary	June 1997
	Tumi Resources Limited	Director	January 2002
	Golden Peaks Resources Ltd.	Secretary CFO	March 2006 June 2006

There are no known existing or potential conflicts of interest among the Company, promoters, directors, officers, principal holders of securities and persons providing professional services to the Company which could reasonably be expected to affect an investor’s investment decision except as described in this section.

The Company does not have any agreements with its officers or directors, including any officers or directors with a conflict of interest, with respect to the amount of time they must spend on the Company’s business.

Item 8.  Financial Information.

Description	Page
Audited Consolidated Financial Statements for the Years Ended August 31, 2006, 2005 and 2004	F-1 to F-28

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

There are no legal or arbitration proceedings (including governmental proceedings pending or known to be contemplated) which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

There are no proceedings in which any director, any member of senior management, or any affiliate of the Company is a party adverse to the Company or has a material adverse interest to the Company.

Item 9.	The Offer and Listing.

Price History

The Company trades on the TSXV under the symbol “HLO” and is classified as a Tier 2 company.

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

TSXV Warrant Trading Activity

Effective November 23, 2005, the Company’s Series A and Series B Warrants were listed and posted for trading on the TSXV under the symbols “HLO.WT.A” and “HLO.WT.B”, respectively.  On December 23, 2006, the Series A and B Warrants expired without having any trades made.

On August 7, 2000, the Company’s common shares were approved for quotation on the Over-the-Counter Bulletin Board (“OTCBB”) system operated by the National Association of Securities Dealers.  The Company currently trades on the OTCBB under the symbol “HLOSF.OB”. The following tables set forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the OTCBB system for the periods indicated:

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

The OTCBB is smaller and less liquid than the major securities markets in the United States.  The trading volume of the Company’s shares on the OTCBB has been volatile.  Consequently, shareholders in the United States may not be able to sell their shares at the time and at the price they desire.

Since February 2005, the Company’s common stock has been listed on the Frankfurt Stock Exchange (“FSE”) and XETRA (Electronic Dealing System) under the trading symbol “HRL”.

Item 10.    Additional Information.

Articles of Continuance and Articles

The Company was incorporated under the laws of British Columbia, Canada on June 16, 1983 by registration of its Memorandum and Articles with the B.C. Registrar of Companies (the “BC Registrar”) under the incorporation number 372193.  On  December 14, 1993, the Company was continued to the Yukon Territory, Canada by the registration of its Articles of Continuance with the Yukon Registrar of Corporations under the access number 29383 (the “Yukon Registrar”).

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

The Company’s Articles of Continuance place no restriction upon the Company’s objects and purposes.

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

Note:  Within this summary, the term “Articles” when referring to the BCBCA is the equivalent to the “by-laws” under the YBCA. The term “Notice of Articles” when referring to the BCBCA is the equivalent of the “articles” under the YBCA.

Sale of Company’s Undertaking.  Under the BCBCA, a sale of all or substantially all the property of a corporation, other than in the ordinary course of business, of the corporation requires approval by special resolution.  The Company’s Articles confirm a special resolution, being a resolution passed by a majority of not less than two-thirds of the votes cast by shareholders who voted in respect of the resolution (the “Special Resolution”), must be approved in respect of the proposed sale.  The provisions of the YBCA are substantially the same.

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

Oppression Remedies. Under the BCBCA, a shareholder of a corporation has the right to apply to a court for an order where the business or affairs are being or have been conducted, or the exercise of the directors' of the corporation’s or any of its affiliates= powers, in a manner oppressive or unfairly prejudicial to or would unfairly disregard the interests of any shareholder of the corporation.  On such an application, the court may make any interim or final order it considers appropriate, including regulating the conduct of the corporation’s affairs.  Under the YBCA, the oppression remedy is substantially the same as that contained in the BCBCA.

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

Shareholder Proposals. The BCBCA contains eligibility requirements for shareholders that wish to submit proposals for inclusion in a corporation’s proxy materials. The YBCA imposes similar requirements.

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

The following is a summary of all material provisions of the Company’s Continuation Application and Articles and certain provisions of the BCBCA, applicable to the Company:

A.	Director’s power to vote on a proposal, arrangement or contract in which the director is materially interested.

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
3.
the contract or transaction relates to the remuneration of the director or senior officer, in that person’s capacity as director, officer, employee or agent of the Company or of an affiliate of the Company;

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

A director or senior officer who holds such a material interest must disclose the nature and extent of such interest in writing. The disclosure must be evidenced in writing in a consent resolution, the minutes of a meeting or any other record deposited with the Company’s record office.  A director who has a disclosable interest in a contract or transaction is not entitled to vote on any directors= resolution to approve that contract or transaction, but may be counted in the quorum at the directors= meeting at which such vote is taken.

B.	Directors= power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

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

D.	Retirement and non-retirement of directors under an age limit requirement.

There are no such provisions applicable to the Company under the Certificate of Continuance , Notice of Articles, Articles or the BCBCA.

E.	Number of shares required for a director’s qualification.

A director of the Company is not required to hold a share in the capital of the Company as a qualification for his office.

Description of Authorized Shares

The authorized capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.  A complete description is contained in the Company’s Continuation Application.

Common Shares

Of the Company’s unlimited common share capital, a total of 34,777,049 common shares were issued and outstanding as of January 31, 2007.

All of the common shares are fully paid and not subject to any future call or assessment.  All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends.  The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings.  Shareholders are not entitled to cumulative voting.  Each common share carries with it the right to one vote.  The common shares do not have preemptive or conversion rights.  In addition, there are no sinking fund or redemption provisions applicable to the common shares or any provisions discriminating against any existing or prospective holders of such securities as a result of a shareholder owning a substantial number of common shares.  The Company’s board of directors does not stand for re-election at staggered intervals.

Preferred Shares

Of the Company’s unlimited preferred share capital, a total of $8,000,000 preferred shares (the “Series 1 Preferred Shares”) were issued and outstanding as of January 31, 2007.  The Series 1 Preferred Shares are entitled to a liquidation preference over the holders of any other shares together with an amount equal to all accrued and unpaid dividends thereon which for such purpose shall be calculated as if such dividends were accruing up to the date of such distribution.

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

The Company may at any time prior to November 1, 2009, redeem the Series 1 Preferred Shares in whole or in part without the consent of the holders thereof on payment to the holders thereof of the amount of $1.05 per share plus an amount equal to all accrued and unpaid dividends thereon which for such purpose shall be calculated as if such dividends were accruing up to the date of redemption (collectively the “Redemption Amount”).  The Company, in its sole discretion may elect to pay the Redemption Amount in cash or common shares of the Company.  If the Company elects to pay the Redemption Amount in common shares, the number of common shares issuable will be determined by dividing the Redemption Amount by the weighted average trading price of the common shares of the Company on the TSXV for the 15 trading days immediately prior to the date specified for redemption upon notice thereof.  Provided all dividends payable on the Series 1 Preferred Shares have been paid up to date, the Company may at any time prior to November 1, 2009, redeem the Series 1 Preferred Shares without the consent of the holders thereof by transferring to the holders thereof, in proportion to the percentage of issued and outstanding Series 1 Preferred Shares, held by each holder, the Company’s title to the Duport Property.

If the Series 1 Preferred Shares have not been redeemed by November 1, 2009, the Company will, effective November 1, 2009, retract the Series 1 Preferred Shares by payment to the holders thereof of the retraction amount (the “Retraction Amount”) in respect of each Preferred Share, Series 1, which shall be $1.00 per share plus an amount equal to all accrued and unpaid dividends thereon which for such purposes shall be calculated as if such dividends were accruing up to the date of retraction.  The Company, in its sole discretion may elect to pay the Retraction Amount in cash or common shares of the Company. If the Company elects to the pay the Retraction Amount in common shares, the number of common shares issuable will be determined by dividing the Retraction Amount by the weighted average trading price of the common shares of the Company on the TSXV for the 15 trading days immediately prior to the date specified for retraction.

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

No Series 1 Preferred Shares shall be transferred unless the transferee agrees in writing to be bound by the provisions of the escrow agreement dated March 24, 2005 among the Company, the Sheridan Platinum Group Ltd. and McLean & Kerr LLP, as amended from time to time, as if the transferee were the “Vendor” under such agreement.

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

Any person who beneficially owns or controls, directly or indirectly, more than 10% of the Company’s voting shares is considered an insider, and must file an insider report with the British Columbia, Alberta and Ontario Securities Commissions within ten days of becoming an insider disclosing any direct or indirect beneficial ownership of, or control over direction over securities of the Company.  In addition, if the Company itself holds any of its own securities, the Company must disclose such ownership.

There are no provisions in the Company’s Continuation Application, Notice of Articles and Articles that would have an effect of delaying, deferring or preventing a change in control of the Company operating only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiaries.

Changes to Rights and Restrictions of Shares

Under the BCBCA and the Company’s Articles, if the Company wishes to change the rights and restrictions of the common shares or the preferred shares the Company must obtain the approval of the shareholders by Special Resolution.

Shareholder Meetings

Annual and Extraordinary General Meetings

Under the BCBCA and the Company’s Articles, the Company’s annual general meeting is to be held once in each calendar year and not more than 15 months after the previous meeting.  No advance notice will be required to be published at a meeting where directors are to be elected.  The Company, under the BCBCA, must give shareholders not less than 21 days= notice of any general meeting of the shareholders.

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

Differences from Requirements in the United States

Except for the Company’s quorum requirements, certain requirements related to related party transactions, the requirement for notice of shareholder meetings, the approval of amendments to the Company’s articles and disclosures by certain shareholders of their ownership, which are discussed above, there are no significant differences in the law applicable to the Company, in the areas outlined above, in British Columbia versus the United States.  In most states in the United States, a quorum must consist of a majority of the shares entitled to vote.  Some states allow for a reduction of the quorum requirements to less than a majority of the shares entitled to vote.  Having a lower quorum threshold may allow a minority of the shareholders to make decisions about the Company, its management and activities.  In addition, most states in the United States require that a notice of meeting be mailed to shareholders prior to the meeting date.  Additionally, in the United States, a director may not be able to vote on the approval of any transaction in which the director has a interest.  Generally, most states in the United States require amendments to a company’s articles of incorporation to be approved by at least a majority of the votes cast by the holders of the issued and outstanding shares.  Some states, or some older corporations, may require approval of amendments by 2/3 of the votes cast by the holders of the issued and outstanding shares.  In addition, in the United States voting by separate voting groups may be required on the approval of any such amendments.  The Company’s common shares are registered with the Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  As a result, under Section 13 of the Act, shareholders beneficially owning more than five percent (5%) of the Company’s common shares may be required to make filings with the Securities and Exchange Commission relating to their ownership of the Company’s common shares.

Material Contracts

The following are material contracts entered into by the Company during the two years preceding the date of this annual report:

1.
Letter of Intent by and between Halo Resources Ltd. and Endowment Lakes (2002) Limited Partnership, dated February 9, 2005, as amended dated February 9, 2006. See “Item 4.  Information on the Company - Principal Properties - Quarter Moon Lake Gold Property”.

2.	Purchase Agreement by and among Halo Resources Ltd., Sheridan Platinum Group, dated February 18, 2005. See “Item 4. Information on the Company - Principal Properties - Duport Property”.

3.
Assignment and Assumption Agreement by and between the Company and Wolfden, executed April 15, 2005, whereby the Company acquired Wolfden’s option to earn a 50% interest in the Bachelor Lake Property by paying $650,000 cash and issuing 2,100,000 common shares, at a fair value of $1,575,000.  The Company also reimbursed Wolfden $1,293,123 for a portion of exploration costs incurred by Wolfden from the date of signing the head of agreement  See “Item 4.  Information on the Company - Principal Properties - Bachelor Lake Property”.

4.
Joint Venture Agreement by and between the Company and Metanor dated September 28, 2005, whereby the parties have agreed to jointly explore, develop and operate the Bachelor Lake Property as a 50:50 joint venture (the “Bachelor Lake JV”). See “Item 4.  Information on the Company - Principal Properties - Bachelor Lake Property”.

5.
Purchase Agreement by and between the Company and Metanor executed May 2, 2006, as amended August 28, 2006, (the “Metanor Purchase Agreement”) whereby Metanor agreed to purchase the Company’s 50% interest in the Bachelor Lake JV in consideration of $3.5 million cash, $750,000 in common shares of Metanor and a 1% NSR in favour of the Company.

6.
The Metanor Purchase Agreement was superceded by a new Purchase Agreement between Metanor and the Company executed November 17, 2006 (the “Revised Metanor Purchase”) under which Metanor has now agreed to purchase the Company’s 50% interest in the Bachelor Lake JV for total consideration of $4 million. See “Item 4.  Information on the Company - Principal Properties - Bachelor Lake Property”.

7.
Heads of Agreement by and between the Company and W. Bruce Dunlop Limited NPL, dated February 9, 2006, whereby the Company was granted the option to earn a 100% undivided interest in three unproven mineral claims, covering 536 hectares, for $90,000 cash, issuance of 250,000 common shares of the Company and expending a total of $170,000 in work expenditures over a four year period. See “Item 4.  Information on the Company - Principal Properties - Sherridon Property”.

8.
Option Agreements, between the Company and Hudson Bay Exploration and Development Company Limited (“HBED”), dated March 19, 2006, (the “HBED Options”) whereby the Company was granted options to acquire 100% interests in 24 unproven mineral claims and one mining lease covering approximately 3,226 hectares.  In order to earn 100% interests in all of the mineral claims and the mining lease the Company will be required to make option payments totalling $650,000 and incur expenditures totalling $4,300,000.  Should the Company acquire a 100% interest in any of the claim groups under the HBED Options, HBED has the option to back-in for a 51% interest in the subject claims group by paying 135% of the expenditures incurred by the Company.  HBED will also hold a 2% NSR.  See “Item 4.  Information on the Company - Principal Properties - Sherridon Property”.

9.	Letter of Intent by and between the Company and Goldcorp. Inc. (“Goldcorp”) dated April 18, 2006. See “Item 4. Information on the Company - Principal Properties - West Red Lake Property”.

10.
Option Agreement by and between the Company and Goldcorp dated June 20, 2006, (the “Red Lake Option”) whereby the Company was granted the option to earn a 60% interest in 67 mining claims, a 45% interest in two mining claims, and a 30% interest in ten mining claims (collectively the “Red Lake Property”) located in Ball Township, Red Lake, Ontario.  Under the terms of the Red Lake Option, the Company is required to perform minimum exploration programs totalling $3 million on or before December 31, 2008.  Upon spending the $3.0 million, the Company is entitled to elect to exercise the option of its interests.  Upon notification of the Company’s election, Goldcorp has 90 days to back-in and reacquire a 25% interest in the 67 mining claims, a 18.75% interest in two mining claims and a 12.5% interest in the ten mining claims by paying $6 million to the Company.  If Goldcorp does not exercise its back-in right, the Company will then be required to issue one million common shares of its share capital to Goldcorp.  See “Item 4.  Information on the Company - Principal Properties - West Red Lake Property”.

11.
Purchase Agreement by and between the Company and Endowment Lakes dated December 3, 2006 (the “Quarter Moon Purchase Agreement”), whereby the Company purchased a 100% interest in ten mining claims, including the original five mining claims under the Quarter Moon LOI, in  north-central Manitoba, for $90,000 cash and the issuance of 160,000 common shares of the Company. Endowment Lakes holds a 1% NSR, of which a 0.5% NSR can be purchased at any time for $500,000.  See “Item 4. Information on the Company - Principal Properties - Quarter Moon Lake Gold Property”.

12.
Employment agreement by and between the Company and Lynda Bloom dated February 28, 2007 whereby, effective March 1, 2006, Ms. Bloom was employed as the President and CEO of the Company.  See “Item 6. Directors, Senior Management and Employees - Employment/ Management Agreements”.

Exchange Controls

There are no governmental laws, decrees, or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends, or other payments to non-resident holders of the Company’s common stock.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding common stock of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See “Item 10. Additional Information - Taxation”.

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

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Canada Act (a “non-Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the common shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act, equals or exceeds $5 million for direct acquisition and over $50 million for an indirect acquisition, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company.  An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount.  A non-Canadian would acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the common shares.  The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Canada Act, including:  (a) an acquisition of the common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.

Taxation

Material Canadian Federal Income Tax Consequences

Management of the Company considers that the following discussion fairly describes the material Canadian federal income tax consequences applicable to a holder of common stock of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of common stock of the Company in connection with carrying on a business in Canada (a “non-resident shareholder”).

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing  policies of Revenue Canada,

Taxation and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

Dividends

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax.  The Canada-US Income Tax Convention (1980) (the “Treaty”) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

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
(b)	persons with whom the non-resident holder did not deal at arm’s length; or
(c)	the non-resident holder and persons with whom the non-resident holder did not deal with at arm’s length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition.  In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.  However, in such a case, certain transitional relief under the Treaty may be available.

Material United States Federal Income Tax Considerations

The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a US Holder (as defined below) of the Company’s common stock. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations, and shareholders owning common stock representing 10% of the vote and value of the Company. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Holders and prospective holders of the Company’s common stock should consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of common stock of the Company.

US Holders

As used herein, a “US Holder” is defined as (i) citizens or residents of the US, or any state thereof, (ii) a corporation or other entity created or organized under the laws of the US, or any political subdivision thereof, (iii) an estate the income of which is subject to US federal income tax regardless of source or that is otherwise subject to US federal income tax on a net income basis in respect of the common stock, or (iv) a trust whose administration is subject to the primary supervision of a US court and which has one or more US fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Shares of Common Stock

US Holders receiving dividend distributions (including constructive dividends) with respect to the Company’s common stock are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the US Holder’s United States federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder’s adjusted basis in the common stock and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for long-term capital gains are applicable to a US Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a US Holder which is a corporation.  Dividends paid on the Company’s common stock will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company’s common stock may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year. Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the US Holder’s United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either “passive” income or “financial services” income, depending on the particular US Holder’s circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the US federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each US Holder’s income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common stock should consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of Common Stock

A US Holder will recognize gain or loss upon the sale of shares of common stock equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received; and (ii) the shareholder’s tax basis in the common stock. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the US Holder, and such gain or loss will be long-term capital gain or loss if the US Holder has held the common stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For US Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

The Company has not determined whether it meets the definition of a “passive foreign investment company” (a “PFIC”). It is unlikely that the Company meets the definition of a “foreign personal holding company” (a “FPHC”) or a “controlled foreign corporation” (a “CFC”) under current US law.

If more than 50% of the voting power or value of the Company were owned (actually or constructively) by US Holders who each owned (actually or constructively) 10% or more of the voting power of the Company’s common shares (“10% Shareholders”), then the Company would become a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company.

If (1) more than 50% of the voting power or value of the Company’s common shares were owned (actually or constructively) by five or fewer individuals who are citizens or residents of the United States and (2) 60% or more of the Company’s income consisted of certain interest, dividend or other enumerated types of income, then the Company would be a FPHC.  If the Company were a FPHC, then each US Holder (regardless of the amount of the Company’s common shares owned by such US Holder) would be required to include in its taxable income as a constructive dividend its share of the Company’s undistributed income of specific types.

If 75% or more of the Company’s annual gross income has ever consisted of, or ever consists of, “passive” income or if 50% or more of the average value of the Company’s assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such “passive” income, then the Company would be or would become a PFIC. The Company has not provided assurances that it has not been and does not expect to become a PFIC. Please note that the application of the PFIC provisions of the Code to resource companies is somewhat unclear.

If the Company or any of its subsidiaries (if any) is deemed to be a PFIC, a United States holder of the Company’s common shares would be required to pay an interest charge together with tax calculated at maximum tax rates on certain “excess distributions” (defined to include certain dividends from a PFIC and any gain on the sale of stock of a PFIC) unless such holder made an election either to (1) include in his or her taxable income his or her pro rata share of the PFIC’s ordinary earnings and net capital gains under the Qualified Electing Fund rules or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Internal Revenue Code of 1986, as amended. The elections require certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply.

Information Reporting and Backup Withholding

US information reporting requirements may apply with respect to the payment of dividends to US Holders of the Company’s shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

Inspection of Documents

Copies of the documents referred to in this report may be inspected at the Company’s registered office at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7, during normal business hours.

The Company’s documents publicly filed with the SEC may also be viewed and inspected at the SEC’s Public Reference Room located at 450 Fifth Street, NW, Washington, D.C. 20549. Copies may also be obtained from the SEC at prescribed rates.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 12.  Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds.

The Company has changed its domicile and created Series 1 Preferred Shares.  These actions have affected the rights of the Company’s common shareholders. See “Item 4.  Information on the Company - History and Development of the Company”,  “Item 10.  Additional Information - Articles of Continuance and Articles” and “Item 10.  Additional Information - Description of Authorized Shares - Preferred Shares”.

Item 15.  Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company’s management, including Mr. Cernovitch, the Company’s current Chairman and former CEO, and Mr. DeMare, the Company’s CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) as of August 31, 2006.  Based upon that evaluation, Messrs. Cernovitch and DeMare have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms.

There have not been any changes in the Company’s internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.  [Reserved]

Not applicable.

Item 16A.  Audit Committee Financial Expert.

The Board of Directors has determined that the Company has at least two audit committee financial experts, Messrs. Nick DeMare and William Lee, who serve on the Company’s audit committee.  Mr. Lee is considered to be an “independent director” and Mr. DeMare is not considered to be an “independent director” as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers.

Item 16B.  Code of Ethics.

The Company has not yet adopted a code of ethics that applies to the Company’s principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions.  Given the Company’s current operations, management does not believe a code of ethics is necessary at this stage of the Company’s development.

Item 16C.  Principal Accountant Fees and Services.

Audit Fees

For the fiscal years ended August 31, 2006 and 2005, the Company’s principal accountant billed $23,831 and $13,356, respectively, for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees

For the fiscal years ended August 31, 2006 and 2005, the Company’s principal accountant billed $5,637 and $1,419, respectively, for assurance and related services that were reasonably related to the performance of the audit or review of the Company’s financial statements outside of those fees disclosed above under “Audit Fees”.

Tax Fees

For the fiscal years ended August 31, 2006 and 2005, the Company’s principal accountant billed $22,944 and $2,202, respectively, for tax compliance, tax advice, and tax planning services.

All Other Fees

For the fiscal years ended August 31, 2006 and 2005, the Company’s principal accountant billed $nil and $nil respectively, for products and services other than those set forth above.

Pre-Approval Policies and Procedures

Prior to engaging the Company’s accountants to perform a particular service, the Company’s audit committee obtains an estimate for the service to be performed.  The Company’s audit committee reviews and pre-approves all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services provided by the Company’s external auditors.  Provided the pre-approval of the non-audit services is presented to the audit committee’s first scheduled meeting following such approval such authority may be delegated by the audit committee to one or more independent members of the audit committee.  The audit committee in accordance with procedures for the Company approved all of the services described above.

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the waiver in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Principal Accountant Services

To the best of the Company’s knowledge, the percentage of hours expended on the Company’s principal accountant’s engagement to audit the Company’s financial statements for the fiscal year ended August 31, 2006, that were attributed to work performed by persons other than the principal accountant’s full-time permanent employees was less than fifty percent (50%).

Item 16D.  Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Persons.

Not applicable.

PART III

Item 17.  Financial Statements.

See pages F-1 through F-28.

Item 18.  Financial Statements.

Not applicable.

Item 19.  Exhibits.

Exhibit Number	Description

1.1	Certificate of Continuation and Notice of Articles for Halo Resources Ltd. (1)

1.2	Articles for Halo Resources Ltd. (1)

4.1	Purchase and Sale Agreement by and between TMK Oil & Gas, Inc. and Westport Petroleum Inc., dated March 1, 2004. (1)

4.2	Stock Option Plan 2004 (2)

4.3	Letter of Intent by and between Halo Resources Ltd. and Endowment Lakes (2002) Limited Partnership, dated February 9, 2005, and amendment, dated February 9, 2006. (3)

4.4	Purchase Agreement by and among Halo Resources Ltd., Sheridan Platinum Group, dated February 18, 2005. (3)

4.5	Assignment and Assumption Agreement by and between Halo Resources Ltd. and Wolfden Resources Inc., dated April 15, 2005. (3)

4.6	Bachelor Lake Joint Venture Agreement by and between Halo Resources Ltd. and Metanor Resources Inc. dated Sept 8, 2005. (3)

4.7	Purchase Agreement by and between Halo Resources Ltd. and Metanor executed May 2, 2006, as amended August 28, 2006. (4)

4.8	Heads of Agreement by and between Halo Resources Ltd. and W. Bruce Dunlop Limited NPL, dated February 9, 2006. (4)

4.9	Option Agreements, between Halo Resources Ltd. and Hudson Bay Exploration and Development Company Limited, dated March 19, 2006. (4)

4.10	Letter of Intent by and between Halo Resources Ltd. and Goldcorp. Inc., dated April 18, 2006. (4)

4.11	Option Agreement by and between the Company and Goldcorp. Inc., dated June 20, 2006. (4)

4.12	Purchase Agreement by and between the Company and Endowment Lakes dated December 3, 2006. (4)

4.13	Employment Agreement by and between the Company and Lynda Bloom dated February 28, 2007. (4)

12.1	Certification of Lynda Bloom Pursuant to Rule 13a-14(a)

12.2	Certification of Nick DeMare Pursuant to Rule 13a-14(a)

13.1	Certification of Lynda Bloom Pursuant to 18 U.S.C. Section 1350

13.2	Certification of Nick DeMare Pursuant to 18 U.S.C. Section 1350

15.1	Property Location Map of Halo Projects in Canada

15.2	Property Location Maps Duport Project in Ontario

15.3	Duport Property Claims Table

Exhibit Number	Description

15.4	Property Location Map of Bachelor Lake Property in Quebec

15.5	Bachelor Lake Property Claims Table

15.6	Property Location Maps Sherridon VMS Project in Manitoba

15.7	Sherridon Property Claims Table

15.8	Property Location Maps West Red Lake Property

15.9	West Red Lake Property Claims Table

(1)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F, filed with the Commission on February 2, 2005. File number 0-30196.
(2)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F, filed with the Commission on March 12, 2004. File number 0-30196.
(3)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F, filed with the Commission on March 13, 2006. File number 0-30196.
(4)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F, filed with the Commission on March 15, 2007. File number 0-30196.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HALO RESOURCES LTD.

Dated: August 17, 2007	By:	/s/ Lynda Bloom
Lynda Bloom
President, Chief Executive Officer, and Director

HALO RESOURCES LTD.
(An Exploration Stage Company)

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
AUGUST 31, 2006, 2005 AND 2004

AUDITORS’ REPORT

To the Shareholders of
Halo Resources Ltd.

We have audited the consolidated balance sheets of Halo Resources Ltd. as at August 31, 2006 and 2005 and the consolidated statements of loss, deficit and cash flows for the years ended August 31, 2006, 2005 and 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States.  Application of accounting principles generally accepted in the United States would have affected assets, liabilities and shareholders’ equity as at August 31, 2006 and 2005 and results of operations for the years ended August 31, 2006, 2005 and 2004 to the extent summarized in Note 17 to the consolidated financial statements.

On December 11, 2006 we reported separately to the shareholders of Halo Resources Ltd. on consolidated financial statements as at, and for the years ended, August 31, 2006 and 2005 audited in accordance with Canadian generally accepted auditing standards.

                                                                                                                                       /s/ D&H Group LLP
Vancouver, B.C.
December 11, 2006                                                                                                   “D&H Group LLP”
Chartered Accountants

HALO RESOURCES LTD.
(An Exploration Stage Company)
BALANCE SHEETS
AS AT AUGUST 31

	2006 $	2005 $
A S S E T S
CURRENT ASSETS

Cash	271,935	893,525
Amounts receivable and prepaids (Note 3)	136,275	197,507
	408,210	1,091,032

CAPITAL ASSETS (Note 4)	298,630	32,761

UNPROVEN MINERAL INTERESTS (Note 5)	23,845,828	22,759,333

DEFERRED SHARE ISSUE COSTS (Note 7(a))	-	45,556
	24,552,668	23,928,682
L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities	256,688	584,221

REDEEMABLE PREFERRED SHARES (Note 6)	8,000,000	8,000,000

ASSET RETIREMENT OBLIGATION (Note 16)	1,014,500	938,500

FUTURE INCOME TAX LIABILITY (Note 10)	4,832,000	5,328,000
	14,103,188	14,850,721

LEASE COMMITMENTS (Note 15)

S H A R E H O L D E R S ' E Q U I T Y

SHARE CAPITAL (Note 7)	32,395,855	28,487,576

CONTRIBUTED SURPLUS (Note 9)	1,360,767	738,642

SHARE SUBSCRIPTIONS RECEIVED (Note 7(a))	-	958,950

DEFICIT	(23,307,142)	(21,107,207)
	10,449,480	9,077,961
	24,552,668	23,928,682

SUBSEQUENT EVENTS (Note 18)

APPROVED BY THE BOARD

/s/  Marc Cernovitch , Director

/s/  Nick DeMare        , Director

HALO RESOURCES LTD.
(An Exploration Stage Company)
STATEMENTS OF LOSS AND DEFICIT
FOR THE YEARS ENDED AUGUST 31

	2006 $	2005 $	2004 $ (Note 2)
REVENUES

Oil and gas sales	-	-	81,347
Interest and other	16,729	31,331	695

	16,729	31,331	82,042
EXPENSES

Accretion (Note 16)	76,000	38,000	-
Production	-	-	21,832
Depreciation, depletion and impairment	39,373	4,132	10,441
General exploration	17,627	27,002	-
General and administrative	1,267,825	1,060,276	183,539
Stock-based compensation	550,817	559,031	179,611
Part XII.6 tax expense (Note 10)	43,000	40,000	-
Write-down of unproven mineral interest (Note 5)	1,538,655	-	-

	3,533,297	1,728,441	395,423

LOSS BEFORE THE FOLLOWING	(3,516,568)	(1,697,110)	(313,381)

INTEREST EXPENSE	-	-	(29,817)

LOSS ON SALE OF PETROLEUM AND NATURAL GAS INTERESTS	-	-	(11,031)

GAIN ON SETTLEMENT OF ADVANCES (Notes 11(b) and 11(c))	-	-	97,207

LOSS BEFORE INCOME TAXES	(3,516,568)	(1,697,110)	(257,022)

FUTURE INCOME TAX RECOVERY (Note 10)	1,316,633	1,329,000	-

NET LOSS FOR THE YEAR	(2,199,935)	(368,110)	(257,022)

DEFICIT - BEGINNING OF YEAR	(21,107,207)	(20,739,097)	(20,482,075)

DEFICIT - END OF YEAR	(23,307,142)	(21,107,207)	(20,739,097)

LOSS PER COMMON SHARE - BASIC AND DILUTED	$(0.08)	$(0.02)	$(0.05)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	28,447,710	16,049,812	5,654,354

HALO RESOURCES LTD.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED AUGUST 31

	2006 $	2005 $	2004 $ (Note 2)
CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES

Net loss for the year	(2,199,935)	(368,110)	(257,022)
Items not involving cash
Accretion	76,000	38,000	-
Depreciation, depletion and impairment	39,373	4,132	10,441
Stock-based compensation	550,817	559,031	179,611
Write-down of unproven mineral interests	1,538,655	-	-
Loss on sale of petroleum and natural gas interests	-	-	11,031
Gain on settlement of advances	-	-	(97,207)
Interest expense	-	-	29,817
Future income tax recovery	(1,316,633)	(1,329,000)	-
	(1,311,723)	(1,095,947)	(123,329)
Decrease (increase) in amounts receivable and prepaids	61,232	(184,897)	(5,497)
Increase (decrease) in accounts payable and accrued liabilities	(495,278)	517,089	43,919
	(1,745,769)	(763,755)	(84,907)
FINANCING ACTIVITIES

Common shares issued for cash	4,125,749	6,941,897	1,377,000
Common share subscriptions received	-	958,950	-
Common share issue costs	(257,173)	(692,979)	-
Repayment of advances	-	-	(951,622)
	3,868,576	7,207,868	425,378
INVESTING ACTIVITIES

Additions to unproven mineral interests	(2,469,647)	(5,842,760)	(75,906)
Purchase of capital assets	(274,750)	(36,893)	-
Additions to petroleum and natural gas interests	-	-	(23,935)
Proceeds from sale of petroleum and natural gas interests	-	-	78,630
	(2,744,397)	(5,879,653)	(21,211)

INCREASE (DECREASE) IN CASH	(621,590)	564,460	319,260

CASH - BEGINNING OF YEAR	893,525	329,065	9,805

CASH - END OF YEAR	271,935	893,525	329,065

SUPPLEMENTARY CASH FLOW INFORMATION - See Note 14.

HALO RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004

1.	NATURE OF OPERATIONS

Halo Resources Ltd. (the “Company”) is a resourceexploration company which was previously engaged in the acquisition, exploration and development of crude oil and natural gas interests in the United States.  Effective March 1, 2004, the Company sold its remaining oil and natural gas interest.  The Company subsequently focused on the acquisition, exploration and development of unproven mineral interests in Canada.

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

Basis of Presentation

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The significant differences between these principles and those that would be applied under United States generally accepted accounting principles (“US GAAP”) are disclosed in Note 17.

The consolidated financial statements for the 2004 fiscal year included the accounts of the Company and its former wholly-owned subsidiaries, Safari Petroleum, LLC (“Safari”) and TMK Oil & Gas Inc. (“TMK”).  On August 31, 2004, the Company abandoned its investment in Safari, which was inactive throughout the 2004 fiscal year, and TMK, which had sold its remaining asset, and became inactive.  The Company did not have any subsidiaries during the 2006 and 2005 fiscal years.

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

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

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

Substantially all of the Company’s oil and gas exploration, development and production activities were conducted jointly with others and, accordingly, these financial statements reflected the Company’s proportionate interest in such activities.

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

Asset Retirement Obligations

Effective September 1, 2004, the Company adopted the recommendations of the CICA Handbook Section 3110, “Asset Retirement Obligations”.  Under this Section, future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site, are recognized and recorded as a liability at fair value as at the time in which they are incurred or the event occurs giving rise to such an obligation.  The liability is increased (accreted) over time through periodic charges to earnings.  The corresponding asset retirement cost is capitalized as part of the asset’s carrying value, and is amortized over the asset’s estimated useful life.  The amount of the liability will be subject to re-measurement at each reporting period.

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

Revenue Recognition

The Company recognized petroleum and natural gas revenues from its interests in producing wells as oil and gas was produced and sold from these wells.  The Company has no gas balancing arrangements in place.  Oil and gas sold was not significantly different from the Company’s product entitlement.

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

Stock-Based Compensation

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s stock, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate.  The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

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

Earnings (Loss) Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

3.           AMOUNTS RECEIVABLE AND PREPAIDS

	2006 $	2005 $
Commodity taxes receivable	43,424	146,162
Prepaids	55,011	25,302
Other	37,840	26,043
	136,275	197,507

HALO RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004

4.	CAPITAL ASSETS
	2006			2005
	Costs $	Accumulated Depreciation $	Net Book Value $	Net Book Value $
Office furniture and equipment	46,313	5,896	40,417	5,693
Computer and telephone equipment	29,557	8,127	21,430	15,512
Field equipment and facility	254,741	28,041	226,700	11,556
Leasehold improvements	11,524	1,441	10,083	-
	342,135	43,505	298,630	32,761

5.           UNPROVEN MINERAL INTERESTS
	2006			2005
	Acquisition Costs $	Deferred Exploration Costs $	Total Costs $	Acquisition Costs $	Deferred Exploration Costs $	Total Costs $
Duport	14,957,409	2,241,773	17,199,182	14,902,244	1,932,540	16,834,784
Bachelor Lake	1,399,289	3,647,500	5,046,789	2,756,880	2,829,076	5,585,956
Sherridon	423,519	1,127,370	1,550,889	107,614	230,979	338,593
Red Lake	38,952	10,016	48,968	-	-	-
	16,819,169	7,026,659	23,845,828	17,766,738	4,992,595	22,759,333

(a)	Duport Property, Ontario

Pursuant to an agreement dated February 18, 2005, the Company acquired from The Sheridan Platinum Group Ltd. (“Sheridan”) a 100% interest in 93 mineral claims (the “Duport Property”) covering an area of approximately 3,800 hectares, located near Kenora, Ontario.  The Company paid $250,000 cash and issued one million common shares, at a fair value of $1,210,000, and $8 million in redeemable preferred shares (see Note 6).  The purchase of the Duport Property was conducted on a tax-free roll-over basis to Sheridan and, accordingly, $9,210,000 of costs have no tax value.

The Company has agreed to pay a 2.5% net smelter return royalty (“NSR”) on the first 1.5 million ounces of gold produced and a 5% NSR on the excess.  The Company will have the right to buy back a 1% NSR for $2.5 million cash.

The Company has also acquired, through staking, 10 mineral claims in the area of the Duport property, covering an area of approximately 1,744 hectares.

(b)	Bachelor Lake Property, Quebec

On November 12, 2004, the Company entered into a heads of agreement with Wolfden Resources Inc. (“Wolfden”), whereby Wolfden would assign to the Company, Wolfden’s option from Metanor Resources Inc. (“Metanor”), to earn a 50% undivided interest in two mining concessions and 51 mineral claims for a total of 1,851 hectares (the “Bachelor Lake Property”), located in the La Sueur Township, Quebec.  On April 15, 2005, the Company and Wolfden signed the final agreement (the

HALO RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004

5.           UNPROVEN MINERAL INTERESTS (continued)

“Assignment and Assumption Agreement”).  Under the agreed terms, the Company acquired Wolfden’s option by paying $650,000 cash and issuing 1,400,000 common shares, at a value of $1,050,000.  The Company was also responsible for all exploration costs incurred on the Bachelor Lake Property by Wolfden from the date of signing the heads of agreement and accordingly, reimbursed Wolfden $1,818,123 by paying $1,293,123 cash and issuing 700,000 common shares, at a value of $525,000.  Upon exercising the option and after 50,000 ounces of gold or gold equivalent have been produced from the Bachelor Lake Property, the Company will be required to pay to Wolfden a bonus payment of $250,000 cash and issue a further 250,000 common shares.  The Company also agreed to pay a 0.5% royalty on the Company’s share of the NSR.  A director of the Company is also a director and officer of Wolfden.

Effective May 18, 2005, the Company and Metanor entered an agreement whereby Metanor acknowledged the Assignment and Assumption Agreement and the terms of the underlying option agreement on the Bachelor Lake Property were amended.  Under the amendment, the Company could exercise its option to earn the 50% interest in the Bachelor Lake Property by spending a minimum of $500,000 of exploration on the Bachelor Lake Property and paying $100,000 to Metanor.  On September 21, 2005, the Company exercised its option and paid the $100,000.   The Bachelor Lake Property was then operated under a joint venture agreement (the “Bachelor Lake JV”).

On May 2, 2006, as amended August 28, 2006, the Company and Metanor entered into a purchase agreement (the “Metanor Purchase”) whereby Metanor agreed to purchase the Company’s 50% interest in the Bachelor Lake JV in consideration of $3.5 million cash, $750,000 in common shares of Metanor and a 1% NSR in favour of the Company.

Closing of the Metanor Purchase (the “Closing”) is scheduled to occur (the “Completion Date”) on the earlier of:

i)	30 days after Metanor completes a $5 million financing; or
ii)	November 10, 2006.

Until Closing occurs, Metanor assumes all costs, expenses and obligations relating to maintaining the Bachelor Lake Property in good standing until the Completion Date.

In the event the Closing does not occur within the Completion Date, the Company may elect to purchase Metanor’s 50% interest in the Bachelor Lake Property under the same terms as the Metanor Purchase.  The Company will then have four months to complete its acquisition.  The Company would also assume all costs, expenses and obligations of the Bachelor Lake Property from its election until closing of the Company’s purchase.  If the Company does not elect to purchase Metanor’s 50% interest then both parties will retain their respective 50% interests in the Bachelor Lake Property and operations would continue under the Bachelor Lake JV.

The Metanor Purchase contemplates for total consideration of a minimum of $4.25 million.  Accordingly, during fiscal 2006, the Company recognized an impairment of $1,538,655 to reflect the difference between the Company’s recorded costs and the anticipated proceeds.

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

ii)
on February 9, 2005, as amended February 9, 2006, the Company entered into a letter of intent (“Quarter Moon LOI”) with Endowment Lakes (2002) Limited Partnership (“EL”) regarding the option to earn up to an 80% interest in the Quarter Moon Lake Property, Manitoba.  The Quarter Moon Lake Property comprises five mining claims covering a total of 1,072 hectares and is located 75 kilometres northeast of Flin Flon and 61 kilometres northwest of Snow Lake.  Under the terms of the Quarter Moon LOI, the Company had the right to acquire an initial 51% interest in the Quarter Moon Lake Property in which the Company has paid $40,000 cash, issued 50,000 common shares of the Company, at a value of $60,000, and was required to complete a $500,000 work commitment, pay a further $40,000 cash and issue 50,000 common shares.  See also Note 18(c).

iii)
heads of agreement (the “Dunlop HOA”) dated February 9, 2006, entered into by the Company and W. Bruce Dunlop Limited NPL, whereby the Company was granted the option to earn a 100% undivided interest in three unproven mineral claims, covering 536 hectares, for $90,000 cash ($15,000 paid), issuance of 250,000 common shares of the Company (25,000 shares issued) and expending a total of $170,000 in work expenditures over a four year period; and

iv)
three option agreements (the “HBED Options”), dated March 19, 2006, entered into by the Company and Hudson Bay Exploration and Development Company Limited (“HBED”), whereby the Company was granted options to acquire 100% interests in 24 unproven mineral claims and one mining lease covering approximately 3,226 hectares.  In order to earn 100% interests in all of the mineral claims and the mining lease the Company will be required to make option payments totalling $650,000 and incur expenditures totalling $4,300,000, as follows:

Date	Option Payments $		Work Expenditures $
On signing	30,000	(paid)	-
First Anniversary	70,000		30,000
Second Anniversary	120,000		100,000
Third Anniversary	80,000		790,000
Fourth Anniversary	350,000		3,380,000
	650,000		4,300,000

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

On April 18, 2006, the Company entered into a letter of intent (the “Red Lake LOI”) with Goldcorp. Inc. (“Goldcorp”) regarding the option to earn a 60% interest in 67 mining claims, a 45% interest in two mining claims, and a 30% interest in ten mining claims (collectively the “Red Lake Property”) located in Ball Township, Red Lake, Ontario.  On June 20, 2006, the Company and Goldcorp completed a formal option agreement (the “Red Lake Option”) on the Red Lake Property.  Under the terms of the Red Lake Option, the Company is required to perform minimum exploration programs totalling $3 million on or before December 31, 2008.  Upon spending the $3.0 million, the Company is entitled to elect to exercise the option of its interests.  Upon notification of the Company’s election,  Goldcorp has 90 days to back-in and reacquire a 25% interest in the 67 mining claims, a 18.75% interest in two mining claims and a 12.5% interest in the ten mining claims by paying $6 million to the Company.  If Goldcorp does not exercise its back-in right, the Company will then be required to issue one million common shares of its share capital to Goldcorp.

6.           REDEEMABLE PREFERRED SHARES

The series 1 redeemable preferred shares (the “Redeemable Preferred Shares”) were issued by the Company as partial consideration of its purchase of the Duport Property described in Note 5(a).  The Redeemable Preferred Shares have a term of five years with payment of cumulative cash dividends, at the following rates:

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
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004

6.           REDEEMABLE PREFERRED SHARES (continued)

If the Redeemable Preferred Shares have not been redeemed the Company will, effective November 1, 2009,  retract the Redeemable Preferred Shares in consideration of $8 million plus accrued unpaid dividends (collectively the “Retraction Amount”), payable in cash or common shares of the Company based on a 15 trading day average price prior to the date of retraction.

During fiscal 2006, the Company recorded $50,000 of dividends on the Redeemable Preferred Shares, which have been capitalized as part of resource interests.  As at August 31, 2006, $4,167 of accrued dividends were included as part of accounts payable and accrued liabilities.

7.	SHARE CAPITAL

Authorized: unlimited common shares without par value unlimited preferred shares

Issued common shares:	2006		2005		2004
	Shares	Amount $	Shares	Amount $	Shares	Amount $

Balance, beginning of year	21,005,765	28,487,576	9,443,859	20,914,102	2,926,859	19,537,102

Issued during the year

For cash
Private placements	5,273,236	3,493,249	7,324,894	6,688,797	6,000,000	1,290,000
Exercise of options	150,000	67,500	-	-	-	-
Exercise of warrants	4,598,500	1,523,950	1,048,500	253,100	435,000	87,000
For fiscal advisory services	85,715	32,458	-	-	-	-
For finder’s fees	-	-	-	-	82,000	24,600
For corporate finance fee	-	-	40,000	34,000	-	-
For unproven mineral interests	25,000	18,250	3,150,000	2,845,000	-	-
Cancellation of escrow shares	-	-	(1,488)	-	-	-
Reallocation from contributed surplus on exercise of options	-	69,413	-	-	-	-
	10,132,451	5,204,820	11,561,906	9,820,897	6,517,000	1,401,600
Less flow-through share renunciation	-	(820,633)	-	(1,566,000)	-	-
Less share issue costs	-	(475,908)	-	(681,423)	-	(24,600)

	10,132,451	3,908,279	11,561,906	7,573,474	6,517,000	1,377,000

Balance, end of year	31,138,216	32,395,855	21,005,765	28,487,576	9,443,859	20,914,102

(a)
During fiscal 2006, the Company completed a private placement of 3,293,070 flow-through common shares, at a price of $0.70 per flow-through share, and 1,980,166 non-flow-through units, at a price of $0.60 per non-flow-through unit, for total gross proceeds of $3,493,249.  Each non-flow-through unit consisted of one common share and one share purchase warrant entitling the holder to purchase one further share for a period of two years at a price of $0.70 per share.  The Company paid a finder’s fee of $262,194 and issued 523,323 warrants (the “Finder’s Warrants”) to the finder.  The Company also issued 85,715 units (the “Finder’s Units”) in settlement of $60,000 billed by the finder for fiscal advisory services rendered.

HALO RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004

7.	SHARE CAPITAL (continued)

The Finder’s Warrants have the same terms as the private placement warrants.  The fair value of the Finder’s Warrants has been estimated using the Black-Scholes option price model.  The assumptions used were:  dividend yield of 0%;  expected volatility of 61.41%;  a risk-free interest rate of 3.09% - 3.30%;  and an expected life of two years.  The value assigned to the Finder’s Warrants was $113,179.

Each Finder’s Unit consisted of one common share and one purchase warrant entitling the finder to purchase one further share, for a period of two years at a price of $0.75 per share.  The fair value of the warrants has been estimated using the Black-Scholes option price model.  The assumptions used were:  dividend yield of 0%;  expected volatility of 62.05%;  a risk-free interest rate of 3.39%; and an expected life of two years.  The value assigned to the warrants was $27,542.

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

i)
on December 23, 2004, the Company issued 4,342,951 flow-through units, at a price of $0.95 per flow-through unit, and 2,673,530 non-flow-through units, at a price of $0.85 per non-flow-through unit, for total gross proceeds of $6,398,304.  Each flow-through unit consisted of one common share and one-half share purchase warrant with each full warrant entitling the holder to purchase one further share for a period of two years, at a price of $1.25 on or before December 23, 2005 and, thereafter, at a price of $1.50 on or before December 23, 2006.  Each non-flow-through unit consisted of  one common share and one share purchase warrant entitling the holder to purchase one further share for a period of two years, at a price of $1.10 on or before December 23, 2005 and, thereafter, at a price of $1.35 on or before December 23, 2006.  Certain directors and officers of the Company and their immediate family members purchased 121,435 flow-through units for $115,363.

The Company paid the agents a cash commission of $510,643 and issued 701,647 warrants (the “Agents’ Warrants”) and incurred $107,731 of costs relating to the financing.  Each Agents’ Warrant is exercisable to purchase one common share at a price of $1.05 on or before December 23, 2006.  The Company also issued 40,000 units at a fair value of $0.85 per unit, each unit comprising of one common share and one-half share purchase warrant having the same terms as the non-flow-through units;

ii)
on January 20, 2005, the Company issued 151,834 flow-through units, at a price of $0.95 per flow-through unit, and 25,000 non-flow-through units, at a price of $0.85 per non-flow-through unit, for total gross proceeds of $165,492.  Each flow-through unit consisted of one common share and one-half share purchase warrant with each full warrant entitling the holder to purchase one further share for a period of two years, at a price of $1.25 on or before January 20, 2006 and, thereafter, at a price of $1.50 on or before January 20, 2007.  Each non-flow-through unit consisted of one common share and one share purchase warrant with each full warrant entitling the holder to purchase one further share for a period of two years, at a price of $1.10 on or before January 20, 2006 and, thereafter, at a price of $1.35 on or before January 20, 2007.  The Company paid a cash finder’s fee of $16,549.  A director of the Company  purchased 5,300 flow-through units for $5,305; and

HALO RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004

7.	SHARE CAPITAL (continued)

iii)
on February 3, 2005, the Company issued 131,579 flow-through units at a price of $0.95 per flow-through unit for total gross proceeds of $125,000.  Each flow-through unit consisted of one common share and one-half share purchase warrant with each full warrant entitling the holder to purchase one further share for a period of two years, at a price of $1.25 on or before February 3, 2006 and, thereafter, at a price of $1.50 on or before February 3, 2007.  The Company paid a cash finder’s fee of $12,500.

(c)	A summary of the number of common shares reserved pursuant to the Company’s warrants outstanding at August 31, 2006, 2005 and 2004 and the changes for the years ending on those dates is as follows:

	2006	2005	2004
Balance, beginning of year	10,331,859	5,647,000	-
Issued pursuant to private placements	2,589,204	5,733,359	6,000,000
Issued for finder’s fee	-	-	82,000
Exercised	(4,598,500)	(1,048,500)	(435,000)
Balance, end of year	8,322,563	10,331,859	5,647,000

Common shares reserved pursuant to warrants outstanding at August 31, 2006, are as follows:

Number	Exercise Price $	Expiry Date
2,313,182	1.50	December 23, 2006
2,718,530	1.35	December 23, 2006
701,647	1.05	December 23, 2006
2,071,015	0.70	September 14, 2007
432,474	0.70	September 29, 2007
85,715	0.75	October 14, 2007
8,322,563

(d)	See also Note 18.

8.	STOCK OPTIONS AND STOCK-BASED COMPENSATION

The Company has established a rolling stock option plan (the “Plan”), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company.  The exercise price of the options is set at the Company’s closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange.

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

The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during fiscal 2006, 2005 and 2004:

	2006	2005	2004

Risk-free interest rate	3.38% - 4.11%	2.28% - 2.92%	2.28% - 2.53%
Estimated volatility	61.41% - 85.48%	52.44% - 105%	105% - 106%
Expected life	3 years - 5 years	1.5 years	1.5 years
Expected dividend yield	0%	0%	0%

The weighted average fair value of all stock options, calculated using the Black-Scholes option pricing model, granted during the year to the Company’s employees, directors and consultants was $0.25 (2005 - $0.43; 2004 - $0.40) per share.

Option-pricing models require the use of estimates and assumptions including the expected volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company’s stock options.

A summary of the Company’s options at August 31, 2006, 2005 and 2004 and the changes for the fiscal years ending on those dates is presented below:

	2006		2005		2004
	Number of Options Outstanding	Weighted Average Exercise Price $	Number of Options Outstanding	Weighted Average Exercise Price $	Number of Options Outstanding	Weighted Average Exercise Price $

Balance, beginning of year	1,688,000	0.80	810,000	0.61	92,857	0.40
Granted	2,168,000	0.54	1,078,000	0.92	810,000	0.61
Exercised	(150,000)	0.75	-	-	-	-
Expired	(803,000)	0.95	(200,000)	0.66	(92,857)	0.40

Balance, end of year	2,903,000	0.56	1,688,000	0.80	810,000	0.61

The following table summarizes information about the stock options outstanding and exercisable at August 31, 2006:

Options Outstanding	Options Exercisable	Exercise Price $	Expiry Date

600,000	600,000	0.60	May 31, 2007
60,000	60,000	0.75	July 22, 2007
150,000	150,000	0.70	September 27, 2007
200,000	200,000	0.45	September 28, 2008
580,000	580,000	0.75	September 29, 2008
913,000	913,000	0.45	February 2, 2009
400,000	100,000	0.45	March 10, 2011
2,903,000	2,603,000

See also Note 18(d).

HALO RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004

9.           CONTRIBUTED SURPLUS

Contributed surplus for fiscal 2006, 2005 and 2004 is comprised of the following:

	2006 $	2005 $	2004 $

Balance, beginning of year	738,642	179,611	-
Stock-based compensation on warrants (Note 7)	140,721	-	-
Stock-based compensation on stock options (Note 8)	550,817	559,031	179,611
Stock options exercised	(69,413)	-	-
Balance, end of year	1,360,767	738,642	179,611

10.           INCOME TAXES

The income tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2006 $	2005 $
Future income tax assets:
Financing costs	272,000	200,000
Capital assets	15,000	-
Losses available for future periods	1,630,000	1,129,000
	1,917,000	1,329,000
Future income tax liabilities:
Difference between book value and income tax costs of unproven mineral interests	(6,749,000)	(6,657,000)
Net future income tax liabilities	(4,832,000)	(5,328,000)

The recovery of income taxes shown in the statements of loss and deficit differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2006 $	2005 $

Combined federal and provincial income tax rate	34.12%	35.36%

Expected income tax recovery	1,205,600	600,100
Non-deductible stock-based compensation	(188,000)	(197,700)
Write-down of unproven mineral interest	(525,000)	-
Effect of change in tax rates	(48,000)	-
Unrecognized tax losses	(497,900)	(381,900)
Recovery of valuation allowance	1,316,633	1,329,000
Other	53,300	(20,500)

Future income tax recovery	1,316,633	1,329,000

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

In fiscal 2006, the Company issued 3,293,070 flow-through common shares for gross proceeds of $2,305,149 (see Note 7(a)).  Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation.  The renunciation of such expenditures is accounted for as a financing cost related to the flow-through issuance and results in a reduction in share capital with a corresponding increase in the Company’s future income tax liability.

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

11.           RELATED PARTY TRANSACTIONS

(a)	The Company was charged for various services provided by companies controlled by directors and officers of the Company, as follows:

	2006 $	2005 $	2004 $

Accounting and administration	99,700	90,450	63,638
Professional and consulting	116,400	67,900	6,000
Compensation and benefits	93,000	51,500	3,000
	309,100	209,850	72,638

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

12.           SEGMENTED INFORMATION

During the 2004 fiscal year, the Company’s principal activities were the development of petroleum properties in the United States and the acquisition of unproven mineral interests in Canada.  Effective March 1, 2004, the Company sold its remaining oil and natural gas interests. As at August 31, 2006, the Company had only recorded deferred costs relating to its agreements on unproven mineral interests.  The unproven mineral  interest and the Company’s corporate assets are located in Canada.  Identifiable assets, revenues and net loss in each of these geographic areas are as follows:
	2006
	Identifiable Assets $	Revenues $	Net Loss $

Canada -mineral operations	23,845,828	-	(1,538,655)
Canada - corporate	706,840	16,729	(661,280)
	24,552,668	16,729	(2,199,935)

	2005
	Identifiable Assets $	Revenues $	Net Loss $

Canada -mineral operations	22,759,333	-	-
Canada - corporate	1,169,349	31,331	(368,110)
	23,928,682	31,331	(368,110)

	2004
	Identifiable Assets $	Revenues $	Net Income (Loss) $

United States - petroleum operations	-	81,347	169,728
Canada - mineral operations	75,906	-	-
Canada - corporate	341,675	695	(426,750)
	417,581	82,042	(257,022)

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

14.	SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash financing  and investing activities were conducted by the Company as follows:

	$2006	$2005	$2004

Operating activities
Accounts payable for unproven mineral interests	137,253	4,167	-
Accounts payable for capital assets	30,492	-	-
	167,745	4,167	-
Financing activities

Issuance of common shares for unproven mineral interests	18,250	2,845,000	-
Issuance of common shares for fiscal advisory services	60,000	-	-
Issuance of common shares for corporate finance fee	-	34,000	-
Issuance of common shares for finder’s fee	-	-	24,600
Common share issue costs	(60,000)	(34,000)	(24,600)
Issuance of Redeemable Preferred Shares for unproven mineral interests	-	8,000,000	-
Share capital - future income tax adjustment	(820,633)	(1,566,000)	-
Future tax liability	820,633	6,657,000	-
	18,250	15,936,000	-
Investing activities

Accounts payable for unproven mineral interest	(137,253)	(4,167)	-
Accounts payable for capital assets	(30,492)	-	-
Common shares issued for unproven mineral interests	(18,250)	(2,845,000)	-
Redeemable Preferred Shares issued for unproven mineral interests	-	(8,000,000)	-
Unproven mineral interests - future income tax adjustment	-	(5,091,000)	-
	(185,995)	(15,940,167)	-

HALO RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004

14.	SUPPLEMENTARY CASH FLOW INFORMATION (continued)

               Other supplementary cash flow information:

	2006 $	2005 $	2004 $

Interest paid in cash	-	-	105,484

Dividends paid in cash	50,000	37,500	-

Income taxes paid in cash	-	-	-

15.           LEASE COMMITMENTS

The Company has entered into lease agreements for its offices and certain vehicles under operating leases.  Minimum payments under these leases are as follows:

Year	$

2007	87,124
2008	39,077
2009	11,396
137,597

16.           ASSET RETIREMENT OBLIGATION

	2006 $	2005 $	2004 $

Balance, beginning of year	938,500	-	-
Liabilities assumed on acquisition	-	900,500	-
Accretion expense	76,000	38,000	-

Balance, end of year	1,014,500	938,500	-

The total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligation is $1,018,567 which has been discounted using a credit adjusted risk free rate of 8.5%.  The reclamation obligation relates to the Bachelor Lake Property.  The present value of the reclamation liability may be subject to change based on management’s current estimates, changes in remediation technology or changes to the applicable laws and regulations.  Such changes will be recorded in the accounts of the Company as they occur. See also Notes 5(b) and 18(b).

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

Statements of Loss
	2006 $	2005 $	2004 $

Net loss under Canadian GAAP	(2,199,935)	(368,110)	(257,022)
Unproven mineral interests expensed (i)	(545,409)	(11,025,762)	-
Other compensation expense (ii)	-	(12,144)	(15,503)
Gain on settlement (iii)	-	-	(97,207)
Deferred income tax expense (v)	(491,326)	(1,103,364)	-

Net loss under US GAAP	(3,236,670)	(12,509,380)	(369,732)

Loss per share under US GAAP	(0.11)	(0.78)	(0.07)

Balance Sheets
	2006 $	2005 $

Total assets under Canadian GAAP	24,552,668	23,928,682
Unproven mineral interests expensed (i)	(11,571,171)	(11,025,762)

Total assets under US GAAP	12,981,497	12,902,920

Total liabilities under Canadian GAAP	14,103,188	14,850,721

Total liabilities under US GAAP	14,103,188	14,850,721

Total shareholders' equity under Canadian GAAP	10,449,480	9,077,961
Unproven mineral interests expensed (i)	(11,571,171)	(11,025,762)

Total shareholders’ deficiency under US GAAP	(1,121,691)	(1,947,801)

Statements of Cash Flows
	2006 $	2005 $	2004 $

Operating Activities
Cash used per Canadian GAAP	(2,199,935)	(368,110)	(257,022)
Unproven mineral interests	(2,469,647)	(5,842,760)	(75,906)

Cash used per US GAAP	(4,669,582)	(6,210,870)	(332,928)
Investing Activities
Cash provided by per Canadian GAAP	(2,744,397)	(5,879,653)	(21,211)
Unproven mineral interests	2,469,647	5,842,760	75,906

Cash (used) provided by per US GAAP	(274,750)	(36,893)	54,695

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

For US GAAP purposes, the Company has adopted the provisions of EITF 04-2, “Whether Mineral Rights are Tangible or Intangible Assets” and FSP FAS 141-1 and 142-1 which concluded that mineral rights are tangible assets.  Accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights.  The costs capitalized under US GAAP only include those costs which represent a right to explore, extract and retain at least a portion of the benefits from mineral interests.  The capitalized costs also include prospecting and exploration permits if they include an options for the entity to acquire the rights to extract and retain at least a portion of the benefits from the mineral interests.

Other items which were capitalized for Canadian GAAP purposes, such as dividends, future income tax adjustments and asset retirement obligations were not considered to be tangible assets under EITF 04-02 and as such have not been capitalized under US GAAP.

The effect of adoption of EITF 04-2 is to reduce previously reported loss and loss per share for fiscal 2005 and 2004 by $12,986,665 and $75,906, and $0.81 and $0.01, respectively.  In addition, total assets is increased by $11,733,571 and shareholders’ deficiency is decreased by $11,733,571 as at December 31, 2005.

(ii)	Private Placements of Common Stock

The Company conducts the majority of its equity financings pursuant to private placements.  Under the policies of the TSX Venture, the Company may provide a discount off the market price of the Company’s common stock.  US GAAP does not permit a discount from the market price. US GAAP requires the recognition of the market value of the Company’s common stock as a credit to share capital, with a charge to operations for the portion of the discount relating to equity financings conducted with officers and directors of the Company and a charge to shareholders’ equity, as a capital distribution, for the discount relating to the remaining portion of the equity financings.

Under US GAAP, loss and capital distributions for fiscal 2006  would increase by $nil (2005 - $12,144; 2004 - $15,503) and $158,413 (2005 - $966,502; 2004 - $206,497), respectively, and share capital, as at August 31, 2006, would increase by $2,320,461 (2005 - $2,162,048; 2004 - $1,183,402).  There is no net change to shareholders’ equity.

HALO RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(iii)	Settlement with Related Parties

US GAAP requires that gains on settlement of advances with related parties be credited to deficit. There is no net change in shareholders’ equity.

(iv)	Functional Currency

The Company’s functional currency is the Canadian dollar.

(v)	Canadian Flow-Through Shares

During fiscal 2006, the Company issued 3,293,070 flow-through common shares (2005 - 4,626,364 shares) for gross proceeds of $2,305,149 (2005 - $4,395,046).  Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation.  Under Canadian GAAP, the flow-through shares are recorded at their face value when issued and the renunciation of such expenditures is accounted for as a financing cost related to the flow-through issuance and results in a reduction of share capital with a corresponding increase in the Company’s future income tax liability.

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

Under US GAAP the loss for fiscal 2006 and shareholders’ deficiency as at August 31, 2006, would increase by $491,326 (2005 - $1,103,364; 2004 - $nil).

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

Under US GAAP, SFAS 34 - Capitalization of Interest Cost (“SFAS 34”) lists assets qualifying for interest capitalization.  The exploration of unproven mineral interests does not qualify.  As such, $50,000 (2005 - $41,667) of capitalized dividends on redeemable preferred shares would be separately charged to earnings.  There is no net change to net loss under US GAAP.

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

(b)	Recent Accounting Pronouncements

United States Pronouncements

The Financial Accounting Standards Board (“FASB”) has issued Statement of Financial Accounting Standards (“SFAS”) 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for consistently measuring fair value under GAAP and expands disclosures about fair value measurements.  SFAS 157 is effective beginning January 1, 2008, and the provisions of SFAS 157 will be applied prospectively as of that date.  The adoption of SFAS 157 is not expected to have an effect on the Company’s financial position.

The FASB has also issued FAS Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS Interpretation No. 109, “Accounting for Income Taxes”.  FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  The adoption of FIN 48 is not expected to have an effect on the Company’s financial position.

Canadian Pronouncements

The Company believes that there are no new Canadian pronouncements which will have a material effect on the Company’s financial position or results of operations.

18.	SUBSEQUENT EVENTS

(a)
In October 2006, the Company completed a brokered private placement and issued  3,416,333 flow-through units at a price of $0.45 per flow-through unit, for total gross proceeds of $1,537,350.  Each flow-through unit consisted of one common share and one-half share purchase warrant with each full warrant entitling the holder to purchase one further common share of the Company, for a period of two years at a price of $0.60 on or before April 12, 2008.  A director of the Company purchased 20,000 flow-through units for $9,000.

The Company paid an agent a cash commission of $115,301 and issued 341,633 warrants (the “Agent Warrants”) and incurred $67,067 of costs relating to the financing.  Each Agent’s Warrant is exercisable to purchase one common share at a price of $0.45 on or before April 12, 2008.  The Company also issued 62,500 units, at a fair value of $0.45 per unit, for corporate finance fees (the

HALO RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004

18.	SUBSEQUENT EVENTS (continued)

“Corporate Finance Units”).  Each Corporate Finance Unit, comprising of one common share and one share purchase warrant, having the same terms as the Agent’s Warrants.

(b)
On November 17, 2006, Metanor and the Company agreed to a new agreement (the “Revised Metanor Purchase”) under which Metanor has now agreed to purchase the Company’s 50% interest in the Bachelor Lake JV for total consideration of $4 million, as follows:

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

(c)
On December 3, 2006, the Company and EL entered into a formal purchase agreement (the “Quarter Moon Purchase Agreement”) under which the Company has purchased a 100% interest in ten mining claims, including the original five mining claims under the Quarter Moon LOI, in  north-central Manitoba, for $90,000 cash and the issuance of 160,000 common shares of the Company.  EL holds a 1% NSR, of which a 0.5% NSR can be purchased at any time for $500,000.

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

 SCHEDULE I

HALO RESOURCES LTD.
SCHEDULE OF UNPROVEN MINERAL INTERESTS
FOR THE YEARS ENDED AUGUST 31

	2006					2005
	Duport Property $	Bachelor Lake Property $	Sherridon VMS Project $	Red Lake Property $	Total $	Total $
BALANCE - BEGINNING OF YEAR	16,834,784	5,585,956	338,593	-	22,759,333	75,906

AMOUNTS INCURRED DURING THE YEAR

EXPLORATION EXPENDITURES

Accounting	-	13,272	-	-	13,272	-
Airborne surveying	-	-	350,270	-	350,270	250,268
Assays	-	23,065	9,445	-	32,510	56,036
Camp and equipment costs	110,727	115,474	13,050	-	239,251	209,549
Consulting	63,114	211,082	420,284	3,201	697,681	301,200
Data	-	-	25,000	-	25,000	-
Drilling	-	296,768	-	-	296,768	1,373,524
Due diligence	6,054	-	8,160	-	14,214	23,296
Engineering	26,856	23,020	-	-	49,876	-
Exploration office costs	27,843	16,545	19,595	-	63,983	25,018
Field personnel	41,252	126,517	-	-	167,769	179,253
Field supplies	-	-	4,456	2,103	6,559	41,332
Filing	-	2,250	1,000	-	3,250	14,035
Geological	-	-	-	-	-	199,030
Insurance	-	16,719	-	-	16,719	-
Maintenance	-	16,388	-	-	16,388	-
Mobilization, demobilization	-	6,132	-	-	6,132	88,766
Rent and utilities	-	106,577	-	-	106,577	30,669
Site preparation	-	-	-	-	-	232,706
Surveying	3,573	-	-	-	3,573	16,223
Technical report	-	-	10,859	-	10,859	10,000
Telephone	949	7,176	1,455	-	9,580	4,847
Travel	28,865	49,389	49,575	4,712	132,541	118,720
Reimbursement / Recoveries	-	(211,950)	(16,758)	-	(228,708)	1,818,123
	309,233	818,424	896,391	10,016	2,034,064	4,992,595

OTHER ITEMS

Acquisition costs and payments	-	165,782	66,462	-	232,244	11,260,000
Claims staking and lease rental costs	5,165	-	142,237	-	147,402	12,458
Legal	-	15,282	107,206	38,952	161,440	385,207
Capitalized dividend	50,000	-	-	-	50,000	41,667
Future income tax adjustment	-	-	-	-	-	5,091,000
Asset retirement obligation	-	-	-	-	-	900,500
	55,165	181,064	315,905	38,952	591,086	17,690,832

BALANCE BEFORE WRITE-DOWN	17,199,182	6,585,444	1,550,889	48,968	25,384,483	22,759,333

WRITE-DOWN (Note 5(b))	-	(1,538,655)	-	-	(1,538,655)	-

BALANCE - END OF YEAR	17,199,182	5,046,789	1,550,889	48,968	23,845,828	22,759,333